EXHIBIT I

2024 FINANCIAL REPORT OVERVIEW 1 The European Investment Bank (EIB, or the Bank) has been promoting the policies and priorities of the European Union (EU) since 1958, while standing ready to strengthen its support during exceptional times of crisis. In 2024, the world continued to face multiple shocks affecting human and economic development, including the escalating effects of climate change, rising geopolitical tensions and an increasingly fragmented global economy. In that respect, the EIB Group2 has put in place its 2024-2027 Strategic Roadmap (the Strategic Roadmap), which was endorsed by the EIB Board of Governors on 21 June 2024. The Strategic Roadmap outlines eight key interrelated priorities and new programmes with an ambitious financing scenario, to help close Europe’s investment gap. The priorities are to strengthen climate action; accelerate digitalisation and technological innovation; support Europe’s security and defence; contribute to economic and social cohesion; support agriculture and the bioeconomy; reinforce social infrastructure; focus on high impact projects beyond the European Union; and contribute to strong and integrated capital markets in Europe. In 2024, new financing signed by the Bank amounted to EUR 76.6 billion,3 of which EUR 74.7 billion was under the Bank’s own resources (compared with EUR 75.1 billion signed in 2023, of which EUR 73.9 billion was under the Bank’s own resources). This was close to the upper end of the target range set in the EIB Group Operational Plan 2024-2026.4 Total disbursements reached EUR 58.8 billion5 in 2024, of which EUR 58.1 billion was under the Bank’s own resources (compared with EUR 54.4 billion in 2023, of which EUR 53.4 billion was under the Bank’s own resources). This was slightly above the target range set in the EIB Group Operational Plan 2024-2026. The EIB is a leading issuer in the sovereigns, supranationals and agencies (SSA) segment, and actively contributes to innovation and digitalisation of the capital markets. Over the course of 2024, the Bank raised EUR 63.4 billion on the international capital markets to finance lending activities and other cash flow needs (compared with EUR 49.8 billion in 2023). Maintaining its position as a leader in the global green and sustainability bond markets, the EIB issued EUR 18.3 billion in Climate Awareness Bonds and Sustainability Awareness Bonds (CABs and SABs) or 29% of its total funding in 2024 (compared with EUR 14.6 billion, or 29% of total funding in 2023). The EIB also remained at the forefront of digitalisation efforts in the capital markets, having issued two EUR-denominated digital bonds as part of the European Central Bank (ECB)’s trials. Outstanding borrowings and commercial paper amounted to EUR 442.9 billion at the end of 2024 (compared with EUR 434.8 billion at the end of 2023). The EIB has a prudent approach to liquidity management, focusing on liquid and very high-quality investments. Treasury assets totalled EUR 67.5 billion at the end of 2024 (compared with EUR 73.0 billion at the end of 2023). The Bank’s total liquidity ratio (TLR) remained well within internal limits at the end of 2024, covering 60.3% of 2025 projected net cash outflows (compared with 62.6% at the end of 2023), while the liquidity coverage ratio (LCR) stood at 724.9% and the net stable funding ratio (NSFR) amounted to 122.2% at the end of 2024 (compared with 423.7% and 118.3%, respectively, at the end of 2023). Importantly, the EIB’s access to the Eurosystem’s refinancing facility provides additional protection in circumstances of extreme liquidity stress. 1. This section covers the activities and financial information of the EIB. The figures presented have to be viewed together with the Statutory Financial Statements of the Bank prepared in accordance with the EU Accounting Directives (unless otherwise stated). 2. The EIB Group comprises the EIB and the European Investment Fund (EIF). 3. Includes exposures under the EIB’s own resources and third-party resources: loans, equities and guarantees. 4. The annual EIB Group Operational Plan includes performance orientations and elaborates on major priorities and activities of the EIB Group for the coming three years. 5. Includes exposures under EIB own resources and third-party resources: loans and equities. 1

OVERVIEW  The EIB’s risk management strategy is based on a robust due diligence process, adequate levels of security and guarantees, and standard protective clauses included in its loan agreements. The level of loan impairments was only 0.6% at the end of 2024 (compared with 0.4% at the end of 2023), supported by securities, guarantees and portfolio credit enhancements in place. The portion of payments overdue by more than 90 days remains low, totalling EUR 281.3 million at the end of 2024 and representing only 0.06% of the total loan portfolio (compared with EUR 82.4 million or 0.02% at the end of 2023). Provisions on loans, including only specific provisions, increased to EUR 687.0 million at the end of 2024, from EUR 559.8 million at the end of 2023 (including specific and collective provisions). In 2024, the EIB generated positive financial results, booking an annual surplus of EUR 2.9 billion compared with EUR 2.3 billion in 2023. The annual surplus is fully retained, contributing to the Bank’s own funds and supporting its long-term financing capacity. The EIB Common Equity Tier 1 (CET1) ratio, calculated in line with the EU Capital Requirements Regulation as applicable to the EIB and based on the EIB Financial Statements under EU Accounting Directives, decreased to 31.7% at the end of 2024, from 33.1% at the end of 2023. The corresponding EIB Group CET1 ratio decreased to 30.7% at the end of December 2024, from 31.8% at the end of 2023. The decrease in ratios for the EIB alone and for the Group is due to the delivery of new lending and equity business at a higher risk, which was partially compensated by the retained annual surplus. The EIB standalone Leverage Ratio, calculated in line with the EU Capital Requirements Regulation as applicable to the EIB, increased to 12.3% at the end of 2024, from 12.1% at the end of 2023, mainly due to the rise in Tier 1 capital from the annual surplus accumulation. EIB financing dedicated to climate action and environmental sustainability once again accounted for more than half of the EIB’s annual financing. In 2024, the EIB signed EUR 44.8 billion of finance supporting climate action and environmental sustainability globally, representing 60% of the Bank’s total financing (compared with EUR 44.3 billion and 60% in 2023).6 In 2024, the EIB continued to implement the REPowerEU+ plan, designed to support Europe’s energy security and help meet the EU goal of net-zero greenhouse gas emissions by 2050 through an accelerated roll-out of renewable energy production and related measures. Projects eligible for financing include renewables, energy storage, grids and energy efficiency, as well as electric vehicle charging infrastructure. The EUR 45.0 billion financing until 2027 – on top of the Bank’s normal lending activity to the energy sector – is expected to mobilise over EUR 150 billion in new green investments. At the end of 2024, the Bank’s financing under the REPowerEU+ initiative reached EUR 47.4 billion since its launch in 2022, with EUR 27.2 billion of additional financing to the baseline, putting the EIB Group on track to reach its EUR 45.0 billion target by 2027.7 Additionally, the EIB has started to deploy counter-guarantees to commercial banks under its EUR 5 billion Wind Power Package initiative, designed to strengthen the provision of commercial bank guarantees for companies throughout the European wind industry. The scheme is expected to support up to EUR 80 billion of new wind energy investment and increase wind energy generation capacity by 32 GW. The EIB’s activities continue to focus on achieving the UN Sustainable Development Goals (SDGs) and the objectives of the Paris Agreement. In 2023, a mid-term review provided an overview of the first years of implementation of the EIB Group’s Climate Bank Roadmap and the EIB’s Energy Lending Policy and an opportunity to make any necessary adjustments in light of external legal and market developments. Building on this review, in 2024, the EIB continued to implement the Climate Bank Roadmap and Energy Lending Policy. 6. 2024 data under the Bank’s own resources are preliminary and unaudited. 7. REPowerEU+ was originally known as REPowerEU. In July 2023, the EIB Group committed to increasing the financing for the plan by EUR15.0billion from the originally committed EUR30.0billion. 2

2024 FINANCIAL REPORT In 2024, the EIB Group continued to focus on the digital and green transitions, while supporting innovation and growth across all EU Member States, in line with the EIB’s statutory mission of supporting the European Union’s economic, social and territorial cohesion. In its Cohesion Orientation for 2021-2027, the Bank committed to dedicating at least 40% of its total financing in the European Union to projects in cohesion regions from 2022 to 2024, and at least 45% from 2025 onwards. For 2024, the EIB Group Operational Plan 2024-2026 anticipated an overall orientation for cohesion lending of 44% of total EU lending (compared with 43% in 2023). For lending to regions with a gross domestic product per capita below 75% of the EU average (a key performance indicator of less developed regions), the target was at least 22% of total EU lending (compared with 21% in 2023). Actual EIB financing for the European Union’s cohesion priority regions amounted to EUR 32.9 billion in 2024, equivalent to 49% of the Bank’s total signatures in the European Union (compared with EUR 29.8 billion or 45% in 2023). Lending to less developed regions amounted to EUR 15.4 billion in 2024 or 23% of total EU lending (compared with EUR 17.2 billion or 26% in 2023). The EIB Group continues to promote the transition towards environmentally sustainable economies and societies by supporting innovation and fostering successful structural transformation, while ensuring a socially fair and just transition for the regions most challenged by the move towards a climate-neutral EU economy by 2050. The EIB continues to work in partnership, in particular with the European Commission, to support EU priorities with the mandates available to the EIB Group under the 2021-2027 Multiannual Financial Framework. The EIB Group is the main implementing partner of the InvestEU programme. Built on the successful model of the European Fund for Strategic Investments, InvestEU constitutes a comprehensive mandate for operations in the European Union for the Multiannual Financial Framework 2021-2027 and aims to give an additional boost to sustainable investment, innovation, social inclusion and job creation in Europe. In parallel, the EIB continues to support individual EU Member States in leveraging their Recovery and Resilience Facility resources under the European Union’s NextGenerationEU and to facilitate the implementation of the Recovery and Resilience Facility as fund manager. In close cooperation with the European Commission and EU delegations around the world, EIB Global, the Bank’s arm for international partnerships and development finance beyond the European Union, remains committed to delivering impactful projects fully aligned with EU priorities. In 2024, EIB Global financing amounted to EUR 8.0 billion (compared with EUR 8.4 billion in 2023), supporting climate action, economic growth and development. EIB priorities beyond the European Union include supporting Ukraine’s resilience, reconstruction and EU accession; promoting a successful enlargement, notably through the new Growth and Economic Investment Plan which supports the Eastern and Southern Neighbourhood with a focus on stabilisation, connectivity and economic development; and deploying the EU Global Gateway initiative across different regions, to build and strengthen strategic geopolitical partnerships. 3

OVERVIEW  1. STRONG FINANCIAL PERFORMANCE IN 2024 The EIB generates income mainly by financing large volumes of loans at low margins and has recorded annual surpluses in its statutory8 accounts every year since its foundation. The profit (surplus) for the financial year 2024 amounted to EUR 2 891.5 million (compared with EUR 2 274.4 million in 2023). The main factors that influenced the 2024 financial result were as follows: • The net interest income generated9 by the Bank amounted to EUR 3 513.4 million in 2024 (compared with EUR 3 190.6 million in 2023). This increase of EUR 322.8 million of the net interest result reflects the evolution of interest rates during 2024 and the Bank’s interest rate strategy. For further details on the Bank’s interest rate risk strategy, please refer to Note U.2 of the Statutory Financial Statements. Additional details on the interest income and expense are provided under Note N of the Statutory Financial Statements. • The income from securities amounted to EUR 925.2 million in 2024 (compared with EUR 625.0 million in 2023). This increase of EUR 300.2 million was mainly due to higher capital reflows and dividends received during 2024 as compared with 2023. • The general administrative expenses amounted to EUR 1 411.1 million in 2024 (compared with EUR 1 305.1 million in 2023). This increase of EUR 106.0 million was mainly due to higher salaries and allowances (EUR 51.9 million) and other administrative expenses (EUR 67.1 million). For more details, see Note R of the Statutory Financial Statements. • The value adjustments in respect of loans and advances and provisions for contingent liabilities resulted in a charge of EUR 192.8 million in 2024 (compared with a charge of EUR 173.6 million in 2023). This variation of EUR 19.2 million was mainly due to an increase in specific provisions and realised losses on loans, partially offset by the entire release of the collective provision in 2024. The EIB’s balance sheet totalled EUR 556.4 billion at the end of 2024, compared with EUR 547.3 billion at the end of 2023 (representing an increase of EUR 9.1 billion). 2 363 1 712 2 566 2 366 2 274 2 891 553 561 554 291 565 476 544 588 547 331 556 442 Total assets Result 0 1000 2000 3000 2019 2020 2021 2022 2023 2024 EVOLUTION OF TOTAL ASSETS AND RESULTS (EUR million) 8. Prepared in accordance with the EU Accounting Directives. 9. Interest receivable and similar income less interest payable and similar charges. 4

1.1. Strong capitalisation

Since profits are retained to support the EIB's operations, the Bank's consistent profitability has led to the build-up of considerable reserves over the years. Own funds increased to EUR 83.6 billion at the end of 2024, from EUR 80.7 billion at the end of 2023.

OWN FUNDS COMPOSITION AS OF 31 DECEMBER 2024

Own funds in EUR '000	31 December 2024		31 December 2023	
Capital				
– Subscribed	248 795 607		248 795 607	
– Uncalled	- 226 604 892		- 226 604 892	
		22 190 715		22 190 715
Reserves				
a) Reserve fund	24 879 561		24 879 561	
b) Additional reserves	18 692 683		18 287 284	
c) Special activities reserve	12 665 555		11 194 601	
d) General loan reserve	2 281 423		1 883 372	
		58 519 222		56 244 818
Profit for the financial year		2 891 475		2 274 404
Total own funds		83 601 412		80 709 937

It was proposed that the surplus for the year be appropriated as follows:

i) additional reserves EUR 1 327.9 million
ii) special activities reserve[10] EUR 1 349.6 million
iii) general loan reserve[11] EUR 214.0 million

1.2. The EIB's callable capital provides a substantial cushion

The EIB is owned by the EU Member States. At the end of 2024, the Bank's called capital amounted to EUR 22.2 billion and the subscribed unpaid capital, or callable capital, amounted to EUR 226.6 billion. The EU Member States have a legal obligation to pay their share of the callable capital, if necessary for the Bank to meet its obligations, at the request of the EIB Board of Directors (as set out in the EIB Statute[12]). This legal obligation derives from the EIB Statute that forms an integral part of the EU Treaties,[13] which has primacy over the national laws of the EU Member States and is a special feature of the EIB. The callable capital represents a buffer equivalent to roughly half of the Bank's borrowings.

10. Please refer to Note A.2.15.3 of the Statutory Financial Statements.
11. Please refer to Note A.2.15.4 of the Statutory Financial Statements.
12. EIB Statute, Article 5(3): "The Board of Directors may require payment of the balance of the subscribed capital, to such extent as may be required for the Bank to meet its obligations."
13. The Treaty on European Union and the Treaty on the Functioning of the European Union.

5 2024 FINANCIAL REPORT

OVERVIEW  1.3. Outlook The EIB Group Operational Plan 2025-202714 was approved by the EIB Board of Directors on 11 December 2024 and was published on 30 January 2025. The financing programme for 2025 to 2027 presents how the EIB Group intends to continue supporting the green and digital transitions, while supporting economic and social cohesion, particularly in the regions most affected by Russia’s invasion of Ukraine. The EIB Group Operational Plan 2025-2027 carries the eight interlinked policy priorities expressed in the EIB Group’s Strategic Roadmap. As part of the Strategic Roadmap, the Bank supports the EU Capital Markets Union, and with it, sustainable and digital market innovation and integration. The EIB Group Operational Plan 2025-2027 summarises the major priorities and activities to deliver the EIB Group’s strategy for the next three years. It also proposes financing targets using the EIB Group’s own and third-party resources. The EIB Group’s signature volume target for 2025 is EUR 95.0 billion,15 of which EUR 72.4 billion refers to EIB activity in the European Union, EUR 9.0 billion is managed by EIB Global, and EUR 15.0 billion by the EIF. The EIB Group disbursement target range for 2025 is EUR 58.4 billion to EUR 64.4 billion, of which EUR 49.4 billion to EUR 54.0 billion for EIB activity in the European Union, EUR 5.4 billion to EUR 6.0 billion beyond the European Union via EIB Global, and EUR 3.6 billion to EUR 4.4 billion for the EIF. As the financing arm of the European Union, the EIB Group supports Europe’s growth, competitiveness and strategic autonomy, through a focus on impact, innovative financial instruments and reinforced partnerships. The EIB Group Operational Plan 2025-2027 currently anticipates maintenance of elevated levels of business activity, to react to growing geopolitical tensions, far-reaching technological changes and an increasingly costly impact of climate change. According to current projections under the EIB Group Operational Plan 2025-2027, higher-risk activities, including projects covered by public guarantees, and mandates may increase to ensure ongoing support for higher value-added and innovative sectors, and respond to shifting dynamics and evolving market needs. Building on the important work undertaken during 2024, the Group Operational Plan anticipates annual signature volumes of EUR 2 billion in 2025 under the Action Plan for Security and Defence, including a new EUR 1 billion dedicated facility to provide liquidity to SMEs in the value chain of Europe’s main industrial players. In March 2025, the EIB Statute was amended to remove the numerical determination of the Bank’s Gearing Ratio (the Gearing Ratio16) (currently 250%) from the EIB Statute itself, granting the EIB Board of Governors the power to determine the Gearing Ratio by unanimous decision. The EIB Statute amendment follows a set of recommendations stemming from the G20-commissioned review of multilateral development banks’ (MDB) capital adequacy frameworks (the CAF Review), which outlines reforms intended to increase the lending capacity of MDBs, while maintaining strong credit ratings. The amendment to the EIB Statute implemented one of the recommendations of the CAF Review to remove statutory lending limits from the statutes of MDBs. In June 2024, the EIB Board of Governors unanimously decided to increase the Gearing Ratio of the Bank from 250% to 290%, subject to the approval of the EIB Statute amendment, to allow the Bank to deliver on the priorities and goals set out in the Strategic Roadmap. 14. The annual EIB Group Operational Plan includes performance orientations and elaborates on major priorities and activities of the EIB Group for the coming three years. 15. Total EIB Group signatures include double counting of joint EIB/EIF transactions in the amount of EUR 1.4 billion (for example, EIF operations guaranteed back-to-back by the EIB). As a result, the sum of the individual signatures by the EIB in the European Union, by EIB Global and by the EIF does not equal the EIB Group’s total signature volume target for 2025. 16. As defined in Article 16.5 of the EIB Statute. 6

2024 FINANCIAL REPORT The EIB’s Gearing Ratio requires the aggregate amount of EIB loans and guarantees outstanding at any time not to exceed a maximum ratio in respect of its subscribed capital, reserves, non-allocated provisions and profit and loss account surplus, reduced by the amount of subscribed equity participation of the Bank. The new Gearing Ratio limit entered into force on the day the statutory change entered into force. The EIB’s financing continues to focus on the Group’s public policy goals, which are aligned with the European Union’s political priorities, namely: • sustainable cities and regions; • sustainable energy and natural resources; • innovation, digital and human capital; • financing of small and medium firms and mid-caps. In addition, the EIB has two cross-cutting objectives of climate action and environmental sustainability, and EU economic and social cohesion and convergence. In alignment with the EIB Group’s Strategic Roadmap, the EIB aims to solidify its role as the EU climate bank. A continued focus on renewable energy and sustainable infrastructure projects supports REPowerEU+. The EIB also remains committed to supporting less developed regions. The EIB Group Operational Plan 2025-2027 sets out current plans for signatures and disbursements for EIB Global, with the overarching goal of increasing the impact of its activities beyond the European Union. The EIB Group continues its support for Ukraine and a successful enlargement process, as well as impact-driven interventions in Europe’s neighbourhoods. Globally, the EIB Group targets projects promoted by the European Union’s Global Gateway initiative, with a focus on building and strengthening strategic geopolitical partnerships. Operating in a fragile and fragmented geopolitical environment, and facing debt sustainability challenges in several partner countries, EIB Global will continue to rely on a mix of EU mandates and third-party funds to de-risk its portfolio, alongside the prudent deployment of its own funds. The funding programme outlined in the EIB Group Operational Plan 2025-2027 reflects the anticipated borrowing needed to achieve the operational targets. The EIB Board of Directors approved a global borrowing authorisation of up to EUR 65.0 billion for 2025 and the Bank announced an expected funding programme amounting to EUR 60.0 billion. The Bank’s high credit standing is key to its business model. Therefore, the EIB manages credit, market and liquidity risk in line with its risk appetite and public mission. By pursuing a prudent financial policy, the Bank seeks to generate financial resources organically to support its growth in the long term. 2. LENDING ACTIVITIES As the EU bank, the EIB’s mission is to invest in viable projects that contribute towards the European Union’s policy objectives, as stipulated in Article 309 of the Treaty on the Functioning of the European Union. Financed projects need to satisfy strict economic, technical, environmental and social standards and are subject to careful due diligence and sound risk management practices. As of 31 December 2024, the outstanding volume of signed loans had slightly increased to EUR 587.2 billion,17 from EUR 575.6 billion at the end of 2023, and 83.4% of the loans signed in 2024 were for projects within the European Union (compared with 83.3% in 2023). The EIB’s disbursed loan portfolio amounted to EUR 457.1 billion18 at the end of 2024 (compared with EUR 445.4 billion at the end of 2023). 17. Includes own resource loans and loan substitutes. 18. Includes own resource loans and loan substitutes. 7

The volume of operations of own higher-risk activities[19] signed in 2024 was EUR 9.5 billion (compared with EUR 10.4 billion in 2023), in line with the EIB's higher risk-taking strategy, with the goal of achieving higher additionality and impact. A significant share of higher-risk activities under the EIB's total portfolio benefit from third-party credit enhancements.

2.1. New signatures

In 2024, the total volume of new signatures amounted to EUR 76.6 billion,[20] of which EUR 74.7 billion was under the Bank's own resources (compared with EUR 75.1 billion in 2023, of which EUR 73.9 billion was under the Bank's own resources). Of the new signatures, 89.1% provide financing to projects in EU Member States (compared with 88.6% in 2023) (see detailed geographic distribution below).

Signatures per country or region (in EUR m)	2024	% of total	2023	% of total
Spain	10 949	14%	10 491	14%
France	10 067	13%	10 741	14%
Italy	10 049	13%	11 256	15%
Germany	8 278	11%	7 065	10%
Poland	4 915	7%	4 670	6%
Netherlands	2 450	3%	2 137	3%
Czechia	2 340	3%	1 776	2%
Greece	2 042	3%	2 241	3%
Belgium	1 910	2%	2 145	3%
Portugal	1 779	2%	1 781	2%
Finland	1 734	2%	603	1%
Denmark	1 759	2%	1 070	1%
Romania	1 609	2%	1 812	2%
Austria	1 604	2%	1 206	2%
Sweden	1 591	2%	2 514	3%
Croatia	937	1%	399	1%
European Free Trade Association	442	1%	139	0%
Other EU Member States	4 229*	6%	4 658	6%
Candidate and potential candidate countries	1 309	2%	1 919	3%
Rest of world	6 623	9%	6 518	9%
	76 614		75 142	

*Bulgaria 325 million, Cyprus 225 million, Estonia 422 million, Hungary 255 million, Ireland 600 million, Latvia 25 million, Lithuania 240 million, Luxembourg 105 million, Malta 22 million, Slovakia 355 million, Slovenia 154 million, multi-country 1 501 million.

GEOGRAPHIC DISTRIBUTION OF THE STOCK OF LOANS AT THE END OF 2023 (%)


Austria 2.8
EU Benelux* 6.5
EU other* 7.8
EU Scandinavia* 5.2
France 13.8
Germany 7.8
Greece 3.2
Hungary 1.7
Italy 12.0
Non-EU 14.8
Poland 8.9
Portugal 2.0
Spain 13.5

***EU Benelux:** Belgium 3.4%, Luxembourg 0.1%, Netherlands 3.0%.

EU Scandinavia: Denmark 0.6%, Finland 2.2%, Sweden 2.4%.

EU other: Bulgaria 0.4%, Croatia 0.6%, Cyprus 0.4%, Czechia 1.5%, Estonia 0.3%, Ireland 1.4%, Latvia 0.1%, Lithuania 0.6%, Malta 0.1%, Romania 1.2%, Slovenia 0.4%, Slovakia 0.8%.

19. Operations that entail a risk that is greater than the risk generally accepted by the Bank in line with Article 16.3 of the Bank's Statute.

20. Includes all resources, loans, equities and guarantees.

OVERVIEW 8

2024 FINANCIAL REPORT DISTRIBUTION BY SECTOR OF THE STOCK OF LOANS AT THE END OF 2024 (%) Transport 29.0 Global loans 16.5 Energy 15.8 Health, education 8.4 Industry 8.1 Miscellaneous infrastructure 7.7 Water, sewerage 6.5 Services 4.6 Telecommunication 2.3 Agriculture, fisheries, forestry 1.1 2.2. The EIB as the EU climate bank As the EU climate bank, the EIB plays a significant role in the fight against the global emergencies of climate change, environmental degradation and biodiversity loss. The Bank is one of the world’s leading financiers of climate action and environmental sustainability. In 2024 alone, the EIB signed EUR 42.7 billion in financing for climate action and EUR 18.4 billion for environmental sustainability (compared with EUR 41.8 billion and EUR 25.1 billion, respectively, in 2023). The overall climate action and environmental sustainability financing of EUR 44.8 billion, which includes EUR 16.3 billion of financing for projects with dual climate action and environmental sustainability benefits, represented 60% of EIB financing during 2024 (compared with EUR 44.3 billion, or 60%, in 2023). The Bank continues to invest in projects that anticipate or respond to the adverse effects of climate change and take appropriate action to prevent or minimise potential damage. Under the EIB Climate Adaptation Plan, the Bank aims to increase the share of support for climate change adaptation to 15% of its overall financing for climate action by 2025. In 2024, EIB financing for climate change adaptation reached EUR 4.6 billion, or 11% of its total climate action (compared with EUR 2.7 billion, or 6%, in 2023). EIB lending to just transition projects inside the European Union picked up markedly in 2024, with the signing of more than 20 financing agreements across the three pillars of the Just Transition Mechanism to help the EU territories most affected by decarbonisation. In 2024, EIB Global began implementing its support for a just transition and just resilience, financing several projects supporting regions most affected by decarbonisation efforts beyond the European Union. To advance just resilience, EIB Global provided support to countries and people most affected by climate change through numerous climate adaptation finance agreements. The EIB also secured new grant agreements from the German Federal Ministry for Economic Affairs and Climate Action, to support a just transition and just-resilience efforts in Ukraine, among others. The EIB supports green investments across the focus areas of the European Green Deal, with a current focus on climate adaptation, environmental sustainability, and support for REPowerEU+. The Strategic Roadmap recognises supporting climate action as the top strategic priority of our time and in addition to the EIB’s support for REPowerEU+, identifies two new flagship programmes, a water programme supporting the blue economy and an energy efficiency programme for small and medium-sized enterprises (SMEs). The Strategic Roadmap also highlights the EIB’s renewed focus on the agricultural and bioeconomy value chains. The support proposed by the EIB Group for the resilience and transition of the agriculture sector was presented at the Strategic Dialogue on the Future of EU Agriculture, launched by European Commission President von der Leyen in September 2024. 9

OVERVIEW  In December 2024, the EIB successfully completed its first debt-for-climate resilience operation in Barbados, with the support of the European Commission and in cooperation with the Inter-American Development Bank and the Green Climate Fund. The deal generated USD 125.0 million in fiscal savings which will be channelled into new water and sewerage projects resilient to climate change. This debt conversion was the first ever to free money directly for climate resilience activities and represents an innovative financing model for climate adaptation, which avoids increasing the burden of public debt. Reflecting its commitment to social impact, the Bank’s continued focus on gender equality and the economic empowerment of women led to 43 investments in 2024, totalling EUR 3.4 billion of financing towards closing gender gaps and advancing women’s economic empowerment across sectors and geographies (compared with 63 operations and EUR 5.8 billion in 2023). 2.3. The EIB’s counter-cyclical role and cooperation with institutional partners Acting as the financial arm of the European Union, the EIB plays a strong counter-cyclical role in delivering financial support and advisory services to the real economy across all EU Member States, to address economic crises. The EIB Group’s EUR 24.4 billion European Guarantee Fund, designed in 2020 to help businesses weather the economic impact of COVID-19, has been fully deployed.21 Disbursements and allocations reached EUR 13.3 billion for the EIB Group (EUR 6.1 billion of which by the Bank) with projects spread across all 22 participating EU Member States. Funding by the European Guarantee Fund reached businesses across the European Union, including more than 200 000 small and medium-sized enterprises. The EIB Group works closely with the EU institutions and other partners to support EU priorities with the mandates available to the Group under the Multiannual Financial Framework 2021-2027. The EIB Group is the privileged implementing partner of the InvestEU programme, entrusted with 75% (EUR 20.0 billion) of the EU budgetary guarantee provided under the InvestEU Regulation. The InvestEU programme seeks to streamline the implementation of financial instruments, being the sole successor instrument to the European Fund for Strategic Investments and 13 other EU financial instruments introduced under the Multiannual Financial Framework 2014-2020. The InvestEU programme essentially consists of three elements: • the InvestEU Fund, which provides the European Union with crucial long-term funding, crowding in private investments in support of a sustainable recovery and helping build a greener, more digital and more resilient European economy; • the InvestEU Advisory Hub, which provides technical advice on investment projects needing financing; • the InvestEU Portal, an easily accessible database matching projects with potential investors worldwide. The operations benefiting from EU budgetary guarantee finance investments are distributed across four policy windows: sustainable infrastructure; research, innovation and digitalisation; small and medium firms and small mid-caps; and social investment and skills. These support the European Union’s strategic priorities, such as the European Green Deal, the digital transition, and social and public interest projects in education, health and housing. A minimum of 30% of this financing is expected to be dedicated to investments to combat climate change or mitigate its effects. 21. Disbursements of the European Guarantee Fund equity products planned until 2037. 10

2024 FINANCIAL REPORT The EIB Group acts as the main advisory partner to the European Commission under the InvestEU programme, supporting project promoters through the InvestEU Advisory Hub and providing the European Commission with strategic support to develop and reinforce advisory initiatives. Advisory services provide targeted support across all four of the InvestEU policy windows to public and private sector promoters. The InvestEU programme also includes an EU Member State compartment, in which EU countries have the possibility to contribute funds to the InvestEU Fund. Since the start of InvestEU deployment in March 2022, 95 operations, including framework operations,22 were approved under InvestEU for almost EUR 28.6 billion by the end of 2024. A total of EUR 14.2 billion was signed and EUR 5.0 billion was disbursed by the end of 2024. The economic sectors that benefit the most from the signed operations are energy, industry and transport, and the countries that benefit the most are Spain, Italy and France. In 2024 alone, the EIB approved 36 operations, including framework operations, under InvestEU, for EUR 11.1 billion, of which EUR 7.9 billion was signed and EUR 2.8 billion disbursed. The EIB continues to work with the EU members interested in implementing financial instruments using their Recovery and Resilience Facility resource, namely Greece, Italy, Romania and Spain. Under its Strategic European Security Initiative (SESI), the EIB has earmarked EUR 8.0 billion financing available for the period between 2022 and 2027. In addition, the EIF launched a EUR 175.0 million Defence Equity Facility in January 2024, which can support small and medium-sized enterprises and startups, including firms developing innovative dual-use technologies, which can serve both civilian and military purposes. Financing agreements signed under the initiative since the beginning of the war in Ukraine have already exceeded EUR 2.5 billion. In 2024, financing approved by the Bank for investment projects under the initiative amounted to about EUR 1.2 billion (compared with about EUR 0.7 billion in 2023). Dual-use projects financed under the initiative include military mobility, critical infrastructure, space technologies and drones, among others. The initiative does not envisage investments in ammunition or weaponry, since these fall under core defence, which is on the EIB’s current list of excluded activities and sectors. In May 2024, the EIB Board of Directors approved the Security and Defence Industry Action Plan, which included an update of the EIB’s definition of dual-use and opened the Bank’s dedicated intermediated products for small and medium-sized firms and mid-caps partially active in security and defence. Projects eligible for financing in the area of security and defence no longer need to derive more than 50% of their expected revenues from civilian use. Additionally, the EIB Group established a dedicated Security and Defence Office in May 2024, providing a one-stop shop for streamlined financial support and expert assistance for security and defence investments to strengthen Europe’s security and defence capabilities. In December 2024, the EIB Board of Directors earmarked a EUR 1.0 billion intermediated financing programme providing credit and guarantees to finance the investments and working capital of small and medium-sized businesses active in European security and defence supply chains. As part of this programme, EIB services will carry out market tests of the new instruments’ implementation. On 21 March 2025, the EIB Board of Directors approved a series of measures to further strengthen the financing for European security and defence. EU leaders at the Special European Council held on 6 March 2025 called for the EIB to further adapt its practices for lending to the defence industry, re-evaluate the list of excluded activities and increase the volume of available financing in the area of security and defence. The new measures adopted by the EIB Board of Directors respond to those proposals. 22. Framework operations represent lending envelopes under which an InvestEU implementing partner can add sub-projects. 11

OVERVIEW  As part of the measures adopted, security will become a new transversal public policy goal of the EIB, which will complement its existing transversal public policy goals on cohesion and sustainability. The new public policy goal on security will cover all activities that contribute to strengthening European security and preparedness by reinforcing infrastructure and strengthening the industrial base for defence in Europe. Under the new public policy goal on security, there will be no predefined ceiling for financing to be made available in the area of security and defence. Investments in this area will be determined annually in the EIB Group Operational Plan. SESI will be integrated into the new public policy goal on security. For the avoidance of doubt, from an EIB funding perspective, no changes were made to the EIB’s global borrowing authorisation of up to €65.0 billion for 2025, which was granted by the EIB Board of Directors on 11 December 2024, under which the EIB can conduct borrowing operations. In addition, the scope of activities eligible for EIB financing in the area of security and defence in the European Union will also be broadened. Going forward, investments in infrastructure and equipment dedicated to military or police use within the European Union will no longer be subject to the dual-use requirement. This change is expected to enable financing for large-scale strategic projects in the the European Union, including, among other things, barracks and storage facilities, land and aerial vehicles, drones and helicopters, radars and satellites, advanced avionics, propulsion and optics, land border protection, military mobility, critical infrastructures, de-mining and de-contamination, space, cybersecurity, anti-jamming technologies, military equipment, seabed infrastructure protection and research. Beyond the European Union, infrastructure and equipment dedicated to military or police use remain subject to the dual-use requirement in order to be eligible for EIB financing and must therefore also serve civilian needs. For the avoidance of doubt, investments in ammunition and weapons continue to be excluded from EIB financing and there are currently no proposals to modify this exclusion. The EIB Group believes these measures will further facilitate investment to bolster Europe’s industrial defence capabilities and these efforts aim to complement the European Commission’s White Paper for European Defence and “ReArm Europe” Plan. Through EIB Global, the EIB Group cooperates with the European Commission to pursue the European Union’s external objectives. The Group acts as the key implementing partner in the Neighbourhood, Development and International Cooperation Instrument (NDICI) – Global Europe. NDICI – Global Europe is the main financial tool of the European Union’s international cooperation for 2021-2027. It includes an integrated financial package supplying financing capacity in the form of grants, budgetary guarantees and financial instruments, known as the European Fund for Sustainable Development Plus (EFSD+). The EIB is entrusted with implementing dedicated investment windows funded by EFSD+ budgetary guarantees and reflows from EU Member State-funded European development funds (EDFs), with the following agreements already in place: 1. NDICI EFSD+ Investment Window 1 providing comprehensive risk coverage for operations with sovereign counterparties and non-commercial sub-sovereign counterparties, for up to EUR 26.7 billion; 2. Investment Window 4 guarantee agreement enabling the EIB to implement private sector operations in the African, Caribbean and Pacific (ACP) region, supported by Cotonou Investment Facility reflows for up to EUR 3.5 billion; 3. EUR 500.0 million ACP Trust Fund European Commission Compartment, established and managed by the EIB, focusing on high-risk private sector operations in the ACP region and funded through Cotonou Investment Facility reflows; 4. EUR 121.0 million ACP Trust Fund Member State Compartment, funded by EU Member States, with the aim to provide grants and interest rate subsidies to EIB borrowers under lending operations. The EIB is also involved in the delivery of the Open Architecture modality of the EFSD+ framework, with a number of guarantee agreements already signed with the European Commission. 12

2024 FINANCIAL REPORT 2.4. EIB Global23 Launched in 2022, EIB Global’s goal is to increase the impact of the EIB’s activities beyond the European Union, in line with EU priorities. EIB Global is uniquely positioned because of its treaty-based role as part of the EU bank and its alignment with the European Union’s external action policy. It can fulfil its role thanks to its very close coordination with the European Commission and EU delegations around the world, and by the exclusive presence of EU stakeholders in the Bank’s governance and shareholding structure. The EIB, alongside other multilateral development banks, can play a key role in accelerating the delivery of financing to where it is needed most. In 2024, EIB Global signatures amounted to EUR 7.9 billion (compared with EUR 8.4 billion in 2023), of which 59% was in support of climate action and environmental sustainability (compared with 53% in 2023). The outstanding volume of EIB Global signed loans reached EUR 71.8 billion at the end of 2024 (EUR 69.5 billion at the end of 2023). Most of EIB Global’s outstanding portfolio is covered by guarantees from the European Union which include comprehensive guarantees and political risk guarantees or guarantees from the EU Member States. Under the current EU long-term budget (Multiannual Financial Framework 2021-2027), EIB Global’s business implementation continues to rely on a mix of EU guarantees under the NDICI-Global Europe and third-party funds, making it possible to de-risk the EIB portfolio. This is complemented by lending from EIB Global’s own risk facilities. Multilateral partnerships remain key to addressing global challenges, and the EIB will continue to work on deepening cooperation within the network of international financial institutions. The EIB is actively involved in discussions on reforming the international financial architecture, including the G20 roadmap for better, bigger and more effective multilateral development banks. The EIB is implementing the commitment made by multilateral development banks in a joint Viewpoint Note published in April 2024 to strengthen their collaboration and improve how they work as a system to deliver greater impact on shared priorities. In addition, the EIB strongly supports international cooperation among public development banks, for example through the Finance in Common Summit initiative. Additionally, EIB Global is committed to strengthening its partnerships with participants in Team Europe,24 including the European Commission, the European External Action Service, the EU Member States and their financing institutions and agencies and the European Bank for Reconstruction and Development (EBRD). The EIB remains committed to supporting Ukraine In 2024, the EIB Group was selected as one of the main implementing partners of the Ukraine Investment Framework, part of the European Union’s Ukraine Facility25. The framework is composed of guarantees and grants for European and other development finance institutions. At least EUR 2.0 billion of the available European Commission support is set to support EIB lending to the public sector, with new signatures expected in 2025. Additional funding for existing programmes supporting small and medium-sized businesses in Ukraine has been allocated to the EIB and EIF. 23. Figures presented under this section include all resources, loans, equities and guarantees. 24. Team Europe is the EU initiative first launched to support partner countries in the fight against the COVID-19 pandemic, combining resources from, among others, the European Union, the EU Member States – including their implementing agencies and public development banks – as well as the EIB and the European Bank for Reconstruction and Development (EBRD). 25. The Ukraine Facility is the European Union’s financial assistance programme for Ukraine. During the 2024-2027 period, EUR 50.0 billion will be allocated by the European Union to finance the Ukrainian state budget, stimulate investment and provide technical support in the implementation of the programme. 13

OVERVIEW  The EIF launched a call for proposals for a new programme for European export credit agencies, supported by InvestEU. Successful applicants will be given guarantees to support small and medium-sized firms operating in Ukraine. 2024 also saw the implementation of the EU for Ukraine (EU4U) initiative, including new signatures and approvals under the EU4U Fund, impact finance investments, grants such as investment grants or interest rate subsidies and EUR 40.4 million in approvals and allocations under the EU4U Advisory Programme.26 With funding from the EU4U Advisory Programme and the Ukraine Investment Framework, the EIB and the European Commission have expanded the Joint Assistance to Support Projects in European Regions (JASPERS) advisory services in Ukraine, including support for the government with the Public Investment Management Roadmap and the new Single Project Pipeline. The EIB has also designed, together with the EBRD, an open-access project preparation facility for public sector investments which is co-funded from the Ukraine Investment Framework and expected to be introduced in 2025. The EIB maintains a local presence in Ukraine. The Kyiv office has been progressively restaffed and the necessary security arrangements are provided for regular missions to the country. This is planned to continue in 2025. Sustaining Ukraine’s resilience in the ongoing war with Russia requires a significant financial and advisory effort, and more support will be necessary to rebuild the country when the war is over and to prepare Ukraine for EU membership. Since Russia’s invasion in 2022 the EIB has provided EUR 2.3 billion in emergency relief and project support to Ukraine, with the support of the European Commission. The EIB’s disbursed exposure in Ukraine is predominantly covered by EU comprehensive guarantees and EU political risk guarantees under the EU External Lending Mandate. As of 31 December 2024, total disbursed exposure amounted to EUR 3 227.1 million (compared with EUR 3 144.3 million at the end of 2023). Of this amount, EUR 3 068.1 million, or 95%, is covered by EU comprehensive guarantees; EUR 146.6 million, or 5%, is covered by EU political risk guarantees; and EUR 12.4 million, or 0%, is covered under risk sharing mandates (compared with EUR 2 962.7 million, or 94%; EUR 166.8 million, or 5%; and EUR 14.8 million, or 1%, respectively, at the end of 2023). In addition, the Bank granted financial guarantees on exposures to counterparties located in Ukraine for a signed amount of EUR 500.5 million at the end of 2024 (compared with EUR 470.6 million at the end of 2023). This is fully covered by EU comprehensive guarantees. A further EUR 2 615.0 million has been committed in signed operations not yet disbursed at the end of 2024 (compared with EUR 2 605.5 million at the end of 2023). Of this amount, EUR 2 285.2 million, or 87%, is covered by EU comprehensive guarantees; EUR 144.9 million, or 6%, by EU political risk guarantees; EUR 150.0 million, or 6%, under EU4U; and EUR 33.0 million, or 1%, under risk sharing mandates (compared with EUR 2 432.7 million, or 94%; EUR 138.0 million, or 5%; EUR 0.0, or 0%; and EUR 33.0, or 1%, respectively, at the end of 2023). The remaining EUR 1.9 million, or 0%, is at the EIB’s own risk (compared with EUR 1.8 million, or 0%, at the end of 2023). The EIB remains committed to supporting the recovery and reconstruction of Ukraine by financing new critical economic and social infrastructure as needed, as soon as conditions permit it. 26. The EU4U Fund is a trust fund providing guarantees for EIB Global lending, and the EU4U Advisory Programme is a EUR 100.0 million technical assistance package from the EIB’s own resources to support Ukraine and Moldova. 14

2024 FINANCIAL REPORT Russia The Bank has stopped its lending activities in Russia since 2014 to stay consistent with the overall objectives of EU common foreign and security policy, including applicable sanctions. The Bank has compliance controls and procedures in place, including a dedicated Sanctions Compliance Programme, which aims to ensure that its activities (including those that may involve Russia) comply with all applicable sanctions. The EIB has no disbursed loan exposure in Russia since December 2023. Belarus The EIB had no remaining disbursed loan exposure in Belarus at the end of 2024 (compared with EUR 6.7 million at the end of 2023, which was fully secured by EU political risk guarantees). A further EUR 350.0 million has been committed in signed operations not yet disbursed, which is fully secured by EU comprehensive guarantees (compared with EUR 350.0 million at the end of 2023, fully secured by EU comprehensive guarantees). The EIB stopped signatures in Belarus following the country’s disputed presidential elections in August 2020 and maintains this stance, in line with EU policy and existing applicable sanctions. Israel The EIB’s total disbursed exposure in Israel amounted to EUR 1 211.1 million at the end of 2024 (compared with EUR 768.2 million at the end of 2023), of which EUR 279.5 million, or 23%, is secured by EU political risk guarantees; EUR 927.3 million, or 77%, is at the EIB’s own risk; and EUR 4.3 million, or 0%, is covered under risk sharing mandates (compared with EUR 298.7 million, or 39%; EUR 435.5 million, or 57%; and EUR 34.0 million, or 4%, respectively, at the end of 2023). A further EUR 584.1 million has been committed in signed operations not yet disbursed at the end of 2024 (compared with EUR 1 087.8 million at the end of 2023), of which EUR 580.6 million, or 99%, is at the EIB’s own risk and EUR 3.5 million, or 1%, under risk sharing mandates (compared with EUR 1 068.3 million, or 98%; and EUR 19.5 million, or 2%, respectively, at the end of 2023). Palestine* The EIB’s total disbursed exposure in Palestine amounted to EUR 297.6 million at the end of 2024 (compared with EUR 104.8 million at the end of 2023), of which EUR 291.2 million, or 98%, is secured by EU comprehensive guarantees and EUR 6.4 million, or 2%, under risk sharing mandates (compared with EUR 95.8 million, or 91%, secured by EU comprehensive guarantees and EUR 9.0 million, or 9%, at the EIB’s own risk, at the end of 2023). A further EUR 77.5 million has been committed in signed operations not yet disbursed, which is fully secured by EU comprehensive guarantees (compared with EUR 264.2 million at the end of 2023, also fully secured by EU comprehensive guarantees). 2.5. Rigorous due diligence and strict selection criteria Step 1 Identification/ Proposal Appraisal Repayment Approval •EIB Management Committee • If relevant: Mandate Committee •EIB Board of Directors Monitoring and reporting Signature Disbursement Step 2 Step 7 Step 3 Step 6 Step 4 Step 5 * This designation shall not be construed as recognition of a State of Palestine and is without prejudice to the individual positions of the EU Member States on this issue. 15

OVERVIEW  The EIB Group’s due diligence process and prudent project selection criteria support the high quality of its loan portfolio. The lending operation appraisal process involves assessments of the counterparties and projects by loan officers, economists, engineers and other sector specialists, risk managers and lawyers. The viability of a project is considered from several angles: economic, technical, environmental, social and financial. Risk guidelines are applied at the appraisal stage and throughout a loan’s life. The EIB’s lending policies establish minimum credit quality criteria for both borrowers and guarantors in lending operations and identify the acceptable transaction structure. In analysing risks, the Bank applies an internal loan grading system and assigns internal ratings to counterparties. Throughout a loan’s lifetime, the Bank closely monitors the counterparties’ creditworthiness and compliance with contractual obligations to enable early interventions, where necessary. Additionally, the Bank follows the adherence of firms to project screening, pre-programme evaluations, and regular post-completion reviews. The EIB has established procedures and screening tools27 to assess, manage and monitor climate change-related physical and transition risks at the level of its portfolio, counterparties and individual projects financed. Climate action and environmental sustainability aspects are also taken into consideration throughout the assessment and monitoring of all projects. The Bank calculates and reports the carbon footprint, in absolute and relative terms, for all directly financed projects that have greenhouse gas emissions above a defined threshold.28 In addition, an economic cost of carbon is incorporated into the accounting of environmental externalities. Since January 2022, the EIB Group has applied the Paris Alignment for Counterparties (PATH) framework. For direct operations, the policy focuses on corporate counterparties that operate in high-emitting sectors and/or in a context of high vulnerability to physical climate risks. The PATH framework requires screened-in corporates to develop and publish a decarbonisation and/or a resilience plan (unless already available), containing elements deemed important for their transition. Furthermore, no activities that are incompatible with the goals of the Paris Agreement are allowed to be pursued by screened-in corporates (exemptions exist for innovative low-carbon projects or projects supporting REPowerEU as described below). In 2022, the EIB Group introduced a temporary and exceptional extension of the exemptions to the PATH framework. In support of REPowerEU (subsequently renamed REPowerEU+), the exemption for projects with high innovative content was temporarily and exceptionally extended to include all renewable energy projects and electric vehicle charging infrastructure in the European Union. In 2023, the EIB Group decided to apply the same temporary and exceptional extension also for projects in the spirit of REPowerEU+ beyond the European Union. These temporary and exceptional extensions are expected to run until 2027, subject to a Climate Bank Roadmap review planned in 2025. Over this period, the EIB will continue to engage with all its clients to support them in developing decarbonisation and/or resilience plans. For intermediated operations, the policy focuses on the largest banks and asset managers. The PATH framework requires screened-in financial intermediaries to publish disclosures in line with the recommendations of the Task Force on Climate-related Financial Disclosures, or to comply with Commission Implementing Regulation (EU) 2022/2453. For counterparties that do not yet meet the PATH requirements, the Bank offers dedicated technical assistance to support them in developing a decarbonisation and/or resilience plan, or climate-related disclosures. The implementation of the PATH framework contributes to mitigating the climate-related risks of the EIB’s loan portfolio. 27. The tools (one per credit segment) jointly cover approximately 90% of counterparties by volume of exposure. 28. The EIB Project Carbon Footprint Methodologies contain the EIB’s carbon footprinting methodologies. 16

2024 FINANCIAL REPORT The Ukraine Energy Rescue Plan, which was approved by the EIB Board of Directors in October 2024, also contains a number of additional temporary derogations from the PATH framework and the EIB’s Energy Lending Policy. As part of the plan, the EIB expects to invest up to EUR 600.0 million in financing for emergency energy projects across the public and private sectors, intended to help restore and strengthen Ukraine’s energy infrastructure. Financing for small natural gas-powered installations (<50 MW) is exceptionally permitted under the plan in response to Ukraine’s urgent energy needs as a result of the ongoing war. The plan also allows the EIB to support counterparties without a formal transition plan. These temporary derogations are expected to be in place for existing operations and future operations to be approved by the EIB until the end of 2025 and will only apply to Ukraine. Since 2022, the EIB has a revised and updated Environmental and Social Sustainability Framework, which includes the EIB Group Environmental and Social Policy and the EIB Environmental and Social Standards. The framework promotes an integrated approach to impact assessment and risk management. It also aims to maximise positive development outcomes by ensuring that relevant environmental, climate, social and human rights considerations are addressed in the decision-making processes. The EIB Environmental and Social Standards outline promoters’ responsibilities in assessing and managing the environmental, climate and social impacts and risks of EIB-financed projects. As part of the update, a new standard on intermediated finance was added to the ten revised EIB Environmental and Social Standards. 2.6. Quality of the loan portfolio Despite ongoing geopolitical risks and the fact that certain sectors are particularly affected by subdued economic development, the overall credit quality of the EIB’s loan portfolio is deemed stable at present. Preserving the quality of the Bank’s loan portfolio is enabled by a risk management strategy based on a comprehensive due diligence process, adequate lending structures and security, and standard protective clauses included in loan agreements. In addition to collateral and guarantees, some of the EIB lending exposures also benefit from credit enhancements granted as part of different mandates. In addition, the Bank established a loan portfolio monitoring framework allowing for timely risk management decisions. A significant portion of the Bank’s loan portfolio benefits from credit enhancements or recourse to EU or EU Member State guarantees. Credit enhancements are largely in the form of portfolio guarantees from EU sovereigns, the EU budget, investment-grade banks and corporates, and high-quality financial collateral and assignments of rights or pledges at the transaction level. Unsecured loans29 to banks and corporates – including project finance security – had a combined value of EUR 175.5 billion,30 representing 32.7% of the risk portfolio at the end of 2024 (compared with EUR 162.6 billion, or 30.9%, at the end of 2023). The asset quality of the EIB’s risk portfolio is high. The share of best of borrower or guarantor internal ratings of investment-grade level31 stood at 86.8% of the Bank’s risk portfolio at the end of 2024 (compared with 86.9% at the end of 2023). At the end of 2024, the disbursed sovereign exposure32 of the Bank amounted to EUR 47.3 billion (compared with EUR 46.1 billion at the end of 2023) and the sovereign-guaranteed signed exposure33 was EUR 71.7 billion (compared with EUR 78.7 billion at the end of 2023). The Bank has not recorded any impairment in its holding of EU sovereign or EU sovereign-guaranteed exposures, and its preferred creditor status and the protection given by its Statute are expected to guarantee full recovery of these EU sovereign assets. 29. Unsecured loans refer to lending operations where the EIB has no genuine recourse to an independent third party. 30. Includes own resource loans and loan substitutes, excluding mandates under comprehensive guarantees. 31. Includes own resource loans and loan substitutes above Baa3 rating, excluding mandates under comprehensive guarantees. 32. Includes own resource loans and loan substitutes, excluding mandates under comprehensive guarantees. 33. Includes own resource loans and loan substitutes, excluding mandates under comprehensive guarantees. 17

OVERVIEW  The EIB Group adheres to the non-performing exposure (NPE) regulatory requirements approved as best banking practices (BBP), subject to adaptations and non-applications, in line with its BBP Guiding Principles.34 The level of non-performing signed exposure35 in the risk portfolio stood at EUR 3.6 billion at the end of 2024 (compared with EUR 2.7 billion at the end of 2023), while disbursed exposure amounted to EUR 3.2 billion (compared with EUR 2.5 billion at the end of 2023). The non-performing exposures are assessed based on the counterparty’s situation, disregarding any collateral arrangements or portfolio guarantees. The non-performing exposure included impaired loan exposure subject to specific provisions of EUR 2.8 billion (compared with EUR 1.8 billion at the end of 2023). These operations represented 0.6% of the total loan portfolio (compared with 0.4% at the end of 2023), for which the Bank has specific provisions for gross exposure (disbursed exposures, accrued interest and exposures in arrears) of EUR 687.0 million (compared with EUR 472.6 million at the end of 2023). The level of specific provisions is relatively low because of the security, guarantees and portfolio credit enhancements in place. The collective provisions introduced in 2022 in the context of Russia’s invasion of Ukraine had been fully released as of the end of 2024. At the end of 2024, arrears36 over 90 days amounted to EUR 281.3 million (compared with EUR 82.4 million at the end of 2023). 3. FUNDING ACTIVITIES The EIB raises long-term funds through bond issuances on the international capital markets to meet its lending needs. Funding activities aim to reach set volume targets with a maturity structure suitable for the Bank’s asset and liability management and to optimise cost on a sustainable basis. Diversification of sources and tenors of funding supports the flexibility of the Bank, which maintains a regular presence in different funding markets. Financial markets in 2024 were confronted with persistent geopolitical tensions and uncertainty on inflation evolution and related responses from monetary authorities. Nevertheless, bond markets remained broadly conducive to issuance. The EIB’s issuance of EUR 63.4 billion was in 13 currencies (compared with EUR 49.8 billion in 16 currencies in 2023), above the initially announced funding programme of EUR 60.0 billion and using the flexibility provided by its borrowing authorisation of up to EUR 65.0 billion. Net issuance37 was positive by EUR 1.6 billion in 2024 (compared with a net negative issuance of EUR 11.0 billion in 2023). The Bank’s funding strategy relies on the issuance of large and liquid benchmark transactions in EUR and USD, complemented by targeted issuance in other currencies and formats (plain vanilla and structured), the latter usually driven by reverse inquiries. Benchmark transactions represented about 85% of funding in 2024 (compared with 82% in 2023), helping to secure volume and manage cost and duration. As in previous years, the Bank frontloaded its funding activities at the beginning of the year, when activity on the capital markets worldwide was at its peak. In January 2024, the EIB opened the sovereigns, supranationals and agencies (SSA) US dollar market with a USD 5.0 billion 5-year Global Bond issue, followed by a EUR 6.0 billion 10-year Euro Area Reference Note (EARN) in Climate Awareness Bond (CAB) format and a longer-dated EUR 3.0 billion 15-year EARN, the first EIB benchmark with such tenor since 2021. 34. Non-performing exposure is defined as material exposures that are more than 90 days past due or unlikely to pay regardless of any past due amount, based on a methodology for identification and management of deterioration in the portfolio during the entire loan cycle. 35. Including loans (including quasi-equity), loan substitutes and guarantees. 36. For more details on arrears over 90 days on the total loan portfolio, please refer to Note U of the Statutory Financial Statements. 37. Gross issuance minus redemption and repayment during 2024. 18

Overall, in the first half of 2024, the Bank issued four EARN benchmarks in four different maturities (5, 7, 10 and 15 years) for a total of EUR 19.0 billion, four USD Global fixed-rate benchmarks in three different maturities (3, 5 and 10 years) for a total of USD 18.0 billion and one USD 1.0 billion Secured Overnight Financing Rate (SOFR)-linked note with a 5-year maturity, the first EIB SOFR floating-rate note since 2021. Diversification was achieved by issuing bonds in 11 additional currencies, of which the largest were British pounds, Polish złoty and Australian dollars.

In 2024, the EIB's cumulative issuance of Climate and Sustainability Awareness Bonds passed the EUR 100.0 billion equivalent milestone, through issuance in 23 different currencies since 2007. In July 2024, the EIB launched a new USD 4.0 billion Global Bond transaction in CAB format, followed by another USD Global benchmark with a 5-year maturity (USD 5.0 billion) in August 2024. Shortly afterwards, the EIB issued its fifth EARN benchmark and the second in CAB format, a EUR 5.0 billion 10-year bond, bringing the EIB to the cumulative EUR 100 billion mark.

In addition, the EIB continued to lead innovation in the capital markets. After having issued four digital transactions in the previous three years, the EIB priced two digital bonds in November 2024 in the context of the Eurosystem exploratory work on new technologies for wholesale central bank money settlement. The issuance of the two fixed-rate notes for a total of EUR 200.0 million (a 3-year EUR 100.0 million note and a 5-year EUR 100.0 million note) is in line with the EIB's endeavour to provide expert input and keep the Eurosystem up to date with advances in the use of distributed ledger technology and potentially other new technologies in wholesale financial markets.

In line with industry expectations, these projects aim at expanding the scope of digital features across the functional value chain to further include the automation of post-trade and asset-servicing processes.

3.1. Maturity composition of the EIB's funding

The average maturity of the Bank's issuances during 2024 was 7.0 years (compared with 7.2 years in 2023 and 6.7 years in 2022). Decisions regarding the maturity of issuance are guided by the assessment of market demand and by asset and liability management considerations.

From a currency perspective, EUR issuance typically provides the longest average maturity among the Bank's main currencies. In 2024, the average maturity of EUR funding was 8.4 years (compared with 7.9 years in 2023), while USD issuance was 5.9 years in 2024 (compared with 7.0 years in 2023).

	Average maturity (years)	
Currency	2024	2023
EUR	8.4	7.9
USD	5.9	7.0
Other	5.7	5.8
Total	7.0	7.2

3.2. Investor distribution

Overall, geographic investor distribution was broadly stable in 2024. Europe remained the main source of investor demand, accounting for 64% in 2024 (compared with 66% in 2023). The decrease in Asian participation continued, accounting for 13% in 2024 (compared with 15% in 2023), offset by an increased participation of American accounts, accounting for 21% (compared with 16% in 2023).

19 2024 FINANCIAL REPORT

The composition of geographic investor distribution by currency confirms the strategic value of currency diversification. Accounting for 47% of total issuance in 2024, EUR-denominated EIB bonds continued to attract the most interest from investors in Europe (83% in 2024, vs. 82% in 2023), with Asian accounts absorbing most of the remainder (9% in 2024, vs. 12% in 2023). Bonds denominated in USD, for which demand in 2024 was split among investors in Europe (39% in 2024, vs. 41% in 2023), the Americas (42% in 2024, vs. 36% in 2023) and Asia (17% in 2024, vs. 18% in 2023), continued to be the leading source of funding from beyond Europe. Issuance in other currency markets, like GBP, PLN, SEK, AUD and CHF, enabled the Bank to broaden its investor base further in Europe, Asia and North America.

INVESTOR DISTRIBUTION BY REGION


1%
13%
24%
62%
3%
16%
15%
66%
2%
21%
13%
64%
2022
2023
2024
Europe
Asia
Americas
Middle East and Africa

The EIB's investor base per type of investor is balanced between three main investor pools: banks (55% in 2024, vs. 52% in 2023), central banks and official institutions (25% in 2024, vs. 23% in 2023) and fund managers, including insurers and pension funds (20% in 2024, vs. 25% in 2023).

Banks solidified their position in 2024 as the dominant investor type, increasing their share to 55%, primarily due to allocations of EUR and USD bonds, along with a notable uptake in other currencies. Central banks showed a slight increase in 2024, driven by investments in USD bonds where they maintain a strong presence. Fund managers' demand was more muted, notably influenced by reduced purchases in currencies other than EUR and USD.

INVESTOR DISTRIBUTION BY SECTOR


29%
32%
39%
25%
23%
52%
20%
25%
55%
2022
2023
2024
Banks
Central banks/Official institutions
Fund Managers

OVERVIEW 20

3.3. Funding patterns in benchmark format

Issuance in EUR and USD together accounted for 88% of the total volume raised in 2024 (compared with 83% in 2023). From a product perspective, 85% of the funding programme was issued in benchmark format in 2024 (compared with 82% in 2023).

In 2024, issuance in EUR amounted to EUR 29.8 billion, via a combination of EARN benchmark issues (typically in the EUR 3.0 billion to EUR 6.0 billion range) and non-benchmark format, representing 47% of the funding programme (compared with EUR 24.4 billion, or 49%, in 2023).

Issuance in USD amounted to USD 28.1 billion, the equivalent of EUR 25.9 billion in 2024 (compared with EUR 16.8 billion, equivalent to USD 18.1 billion in 2023). Overall, the issuance in USD Global Bond benchmark format represented 39% of the funding programme (compared with 34% in 2023).

	Amount issued in EUR billion equivalent	
Currency	2024	2023
EUR	29.8	24.4
USD	25.9	16.8
Other	7.7	8.6
Total	63.4	49.8

FUNDING PROGRAMME BY CURRENCY


12%
2024
41%
47%
17%
2023
34%
49%
EUR
USD
Other

3.4. Funding patterns in other currencies

The EIB's currency diversification policy enhances its flexibility, enabling it to obtain cost advantages, meet disbursement needs in local currencies, and fine-tune the maturity profile of its funding.

In 2024, the EIB issued bonds in 11 currencies other than EUR and USD, two of which (EGP and INR) were in synthetic format (compared with 14 other currencies, three of which – BRL, EGP and INR – in synthetic format, in 2023). In terms of volume, the issuance in other currencies amounted to EUR 7.7 billion in 2024, accounting for 12% of total funding for the year (compared with EUR 8.6 billion, or 17%, in 2023).

Issuance in GBP increased to GBP 3.0 billion in 2024 (equivalent to EUR 3.5 billion) despite high volatility in the GBP market during the year (compared with GBP 2.1 billion in 2023). The Bank also confirmed its status as the largest supranational issuer in PLN, raising PLN 8.7 billion (equivalent to EUR 2.0 billion) to meet its disbursement needs (compared with PLN 9.2 billion in 2023).

21 2024 FINANCIAL REPORT

OVERVIEW  2024 Currency Amount in EUR billion equivalent Pound sterling (GBP) 3.51 Polish złoty (PLN) 2.01 Australian dollar (AUD) 1.24 Norwegian krone (NOK) 0.22 South African rand (ZAR) 0.16 Swiss franc (CHF) 0.16 Swedish krona (SEK) 0.13 Indian rupee (INR) 0.13 Mexican peso (MXN) 0.06 Hong Kong dollar (HKD) 0.05 Egyptian pound (EGP) 0.02 Total 7.69 GBP PLN AUD CAD SEK NOK ZAR CNY Others 27% 24% 21% 6% 6% 4% 3% 3% 6% 2023 GBP PLN AUD NOK ZAR CHF Others 46% 26% 16% 2% 5% 3% 2024 2% 3.5. Leadership in innovation and digitalisation of capital markets The EIB continues to spearhead market developments supporting the innovation and digitalisation of capital markets. Following the issuance of the Bank’s first digital bonds in April 2021, which primarily focused on the execution of a transaction using a public blockchain infrastructure, the EIB has further engaged in debt capital market digitalisation projects. In 2022, the EIB launched its second EUR-denominated digital bond issue and its first using private blockchain technology. In 2023, the EIB issued its first GBP blockchain floating-rate bond and a SEK digital Climate Awareness Bond, the latter executed on a bespoke blockchain platform relying on a proof of climate awareness consensus mechanism, where participating nodes are incentivised to lower their environmental footprint. In November 2024, the EIB completed its participation in the Eurosystem exploratory work on new technologies for wholesale central bank money settlement with four innovative digital transactions, testing different interoperability solutions and partnering with several financial market stakeholders: • On 13 November, one experiment of issuance of a digital security with mock settlement, using the test environment of Deutsche Börse’s D7 platform and adopting Deutsche Bundesbank’s Trigger Solution for the cash settlement. • On 19 and 22 November, two EUR-denominated digital bonds with actual settlement, testing real time interoperability between the Banque de France’s DL3S platform and two digital bond issuance and tokenisation platforms (respectively, HSBC Orion and GS DAP®). • On 19 November, one secondary market investment in the inaugural digital bond issued by Slovenia, with actual settlement performed on a private permissioned blockchain platform. With these transactions, the EIB Group leveraged its expertise to support policy initiatives through practical operational projects that tested proposed concepts and frameworks. In doing so, it aims to play a catalytic role in setting industry standards and attracting other prominent market participants. 22

2024 FINANCIAL REPORT 3.6. EIB sustainability funding The EIB’s sustainability funding instruments are allocated exclusively to lending activities that contribute substantially to the European Union’s sustainability objectives. Climate Awareness Bonds (CABs) focus on climate change mitigation, while Sustainability Awareness Bonds (SABs) focus on other EU objectives for environmental and social sustainability. In 2024, the EIB’s sustainability funding reached the equivalent of EUR 18.3 billion, representing 29% of the EIB’s overall EUR 63.4 billion funding programme for 2024 (compared with the equivalent of EUR 14.6 billion in 2023, which represented 29% of the EIB’s overall EUR 49.8 billion funding programme for 2023). As of 31 December 2024, total CAB/SAB cumulative issuance since 2007 stood at the equivalent of EUR 103 billion across 23 currencies (compared with the equivalent of EUR 84.6 billion across 23 currencies at the end of 2023). Climate Awareness Bonds Sustainability Awareness Bonds In 2024, the EIB issued EUR 15.37 billion of Climate Awareness Bonds. Over the year, EUR 19.75 billion of disbursements were found eligible for allocation of proceeds from CAB issuance and EUR 19.75 billion of CAB proceeds were allocated to such disbursements following the EIB’s allocation procedures. The balance of unallocated CAB proceeds in the treasury CAB portfolio amounted to EUR -1.67 billion at the beginning of the year and to EUR -6.04 billion at the end of the year, requiring the retrospective allocation of proceeds from Climate Awareness Bonds in 2025 to permit full allocation of the eligible disbursements.38 In 2024, the EIB issued EUR 2.78 billion of Sustainability Awareness Bonds. Over the year, EUR 4.91 billion of disbursements were found eligible for allocation of proceeds from SAB issuance and EUR 4.91 billion of SAB proceeds were allocated to such disbursements following the EIB’s allocation procedures. The balance of unallocated SAB proceeds in the treasury SAB portfolio amounted to EUR 0.19 billion at the beginning of the year and to EUR -1.94 billion at the end of the year, requiring the retrospective allocation of proceeds from Sustainability Awareness Bonds in 2025 to permit full allocation of the eligible disbursements.39 4. TREASURY ACTIVITIES The EIB maintains a robust liquidity position and flexibility to access the necessary liquidity resources under a prudent approach to liquidity management. 4.1. High-quality assets Treasury management fills the dual role of ensuring that the Bank has the capacity to continually meet its financial commitments and of implementing the Bank’s asset and liability policy. Funds are invested in designated portfolios with defined criteria based on a low-risk strategy of diversification. The Bank’s portfolio management must always comply with the guidelines, prudential limits and indicators laid down by the EIB’s governing bodies. At the end of 2024, the operational treasury included the following portfolios: • Treasury Monetary Portfolio, designed for daily liquidity management. At the end of the year, the bulk of EIB treasury assets (78.8%) was held in the Treasury Monetary Portfolio, invested in short-term instruments with a maturity of up to one year. 38. Issuance data are based on net proceeds, which may diverge from nominal issuance volumes. Data on disbursements and allocations are preliminary and unaudited. 39. Issuance data are based on net proceeds, which may diverge from nominal issuance volumes. Data on disbursements and allocations are preliminary and unaudited. 23

OVERVIEW  • Securities Liquidity Portfolio, which invests in EUR, GBP and USD and aims to provide diversification while enhancing the return on treasury assets. Operating under the constraint of holding at least 65% in ECB-eligible assets, the Securities Liquidity Portfolio also serves as an additional line of liquidity. • Long-Term High Quality Liquid Assets Portfolio, which is managed with the objective of constituting a core long-term liquidity reserve for the Bank in EUR and USD, composed of highly rated liquid bonds. For a breakdown of the credit exposure of the treasury portfolio, please refer to Note B of the Statutory Financial Statements. 4.2. Prudent liquidity management Treasury activities are conducted with the primary objective of protecting the invested capital and ensuring that the Bank can meet its payment obligations on time and in full. Liquidity is consistently maintained within the set prudential limits to cater for the EIB’s operating environment. In 2024, in the general context of uncertainty and increased volatility in the global financial markets, mainly linked to geopolitical events, the EIB maintained a robust liquidity position and all its liquidity risk indicators remained above their respective limits. At the end of 2024, total treasury assets amounted to EUR 67.5 billion (compared with EUR 73.0 billion at the end of 2023) and the Bank’s total liquidity ratio stood at 60.3% (compared with 62.6% at the end of 2023). The liquidity coverage ratio (LCR) stood at 724.9% at the end of 2024 (compared with 423.7% at the end of 2023), while the net stable funding ratio (NSFR) amounted to 122.2% at the end of the year (compared with 118.3% at the end of 2023). Both the liquidity coverage ratio and the net stable funding ratio remained comfortably above their regulatory limit of 100% during 2024. As an eligible counterparty in the Eurosystem’s monetary policy operations, the EIB also benefits from access to the monetary policy operations of the ECB. The Bank has access to the Eurosystem’s open market operations and standing facilities through Banque Centrale du Luxembourg. The ability to reuse ECB-eligible collateral in repo transactions adds substantially to the operational liquidity resilience of the EIB. At the end of 2024, the total value of securities held in the EIB’s inventory that were eligible to be reused within the Eurosystem stood at EUR 41.2 billion, composed of proprietary assets for EUR 31.0 billion and reusable collateral received for EUR 10.3 billion. By comparison, at the end of 2023, the total value of securities held in the EIB’s inventory stood at EUR 43.2 billion, of which EUR 31.6 billion were EIB-owned assets and EUR 11.6 billion were eligible reusable collateral received. The overnight placement with Banque Centrale du Luxembourg amounted to EUR 16.7 billion at the end of 2024 (compared with EUR 14.9 billion at the end of 2023). 4.3. Treasury financial result in 2024 The average rate of return on the Bank’s treasury was 3.9% in 2024 (compared with 3.6% in 2023). The gross financial result from the EIB’s treasury portfolios for 2024 was EUR 1 961.7 million (compared with EUR 2 390.2 million in 2023), reflecting the lower average size of the stock of treasury assets in 2024, when compared with the previous year. Taking into consideration the cost of funding used to finance the treasury assets, the net treasury result remained positive in 2024, reaching EUR 103.3 million (compared with EUR 190.0 million in 2023). 24

2024 FINANCIAL REPORT 4.4. Asset and liability management The interest rate and foreign exchange risk positions of the Bank’s assets and liabilities are managed within prescribed limits. This involves rebalancing the various risk profiles using standard derivative instruments to achieve a target exposure of the managed risk factors. The Interest Rate Risk Strategy aims to ensure the self-sustainability of the Bank’s business and the growth of its own funds. As part of the management of liquidity, funding, foreign exchange and interest rate risk, the Bank regularly evaluates market conditions and may sometimes enter into transactions to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender or exchange offers or other means. 5. CONSERVATIVE RISK MANAGEMENT ALIGNED WITH BEST BANKING PRACTICE To clarify and reinforce the EIB’s best banking practice (BBP) framework, the EIB Board of Governors approved the BBP Guiding Principles in 2018. The BBP Guiding Principles is a high-level document, defining the overall principles and general scope of the banking rules and guidelines applicable to the EIB as best practice. It also sets forth assessment criteria aimed at identifying the relevant rules and considers specificities of the EIB’s business model by way of adaptations or non-application, where appropriate. The document is regularly reviewed by the Bank’s governing bodies and is available on the EIB website. The Audit Committee, an independent body that reports directly to the EIB Board of Governors, is statutorily tasked with verifying that the Bank’s activities conform to best banking practices applicable to it. As part of this role, the Audit Committee has implemented an internal review and evaluation process (EIB REP). Since March 2021, this process is framed by the EIB’s Review and Evaluation Guiding Principles, which were subsequently detailed by the EIB REP implementing rules and a review and evaluation methodology specific to the EIB Group. Globally, this framework is based on the European Banking Authority’s Guidelines on the Supervisory Review and Evaluation Process, while considering the EIB’s specific nature, policy mission, specific tasks and governance structure. The EIB REP supports the Audit Committee in its role of ensuring that the Bank complies with applicable best banking practices. The approach to determining annual operational targets and orientations considers the Bank’s objective of maintaining a robust credit standing, the long-term nature of its lending business and the granularity of its portfolio. The Bank has defined a set of indicators (such as comprehensive risk appetite metrics) to monitor the credit, liquidity, market and operational risks inherent in its activities. Diversification of the loan portfolio is supported by a counterparty limit framework and sector limits for its key industries and non-EU country thresholds. The EIB Group Risk and Compliance Directorate is responsible for both financial risks and non-financial risks relating to the EIB Group’s business. Among others, such risks include credit, market, liquidity and funding risks, operational risk, climate risk, reputational risk and strategic risk. With the approval of the EIB Group Risk Management Charter in June 2019, and subsequently of its implementing provisions, risk oversight was also extended across all relevant business lines of the EIB Group, aiming to fully recognise the economic substance of all EIB Group risk exposures and enabling the EIB Group to make fully informed decisions on risk-taking. This charter sets out the main principles of the EIB Group Risk Management Framework, the purpose of which is to ensure that EIB Group risks are overseen and managed in an effective and consistent manner. 25

OVERVIEW  The EIB has put in place a robust capital adequacy framework designed to ensure that the capital position of the Bank remains strong. Through the EIB’s adherence to best banking practices, the Bank’s capital adequacy framework is built in line with EU regulatory requirements while considering the EIB’s nature, policy mission, specific tasks and governance structure. The EIB’s capital position, alongside other prudential elements, is disclosed through the EIB Group’s semi-annual Risk Management Disclosure Reports, which are prepared in line with the prudential disclosure requirements and the related technical standards and guidelines of the European Banking Authority, as applicable to the EIB as best banking practices, and which are relevant and compatible with the EIB’s statutory framework and business model. For more details on risk management, see Note U of the Statutory Financial Statements, and the latest annual EIB Group Risk Management Disclosure Report available on the EIB website. 6. CORPORATE RESPONSIBILITY AND SUSTAINABILITY The remit of the EIB is to foster balanced and steady development within the European Union and beyond. Sustainability is at the heart of what the Bank does, and it is integrated in its lending, borrowing and advisory activities. Climate is the first of the EIB Group’s eight strategic priorities contained in the Strategic Roadmap 2024-2027 endorsed by the 27 EU Member States. The EIB Group is one of the largest public lenders for climate action and environmental sustainability. It issued the world’s first green bond and phased out financing of fossil fuels in 2019. The EIB Group provided record green finance in 2024 of EUR 50.7 billion, or 57%, with record lending for the green energy transition and climate adaptation. From a governance perspective, in line with the EIB Group Climate Bank Roadmap and the Bank’s commitment to aligning its activities with the objectives of the Paris Agreement, climate-related risks and opportunities are integrated into the Bank’s governance structure. The current governing structure includes emphasis on the management of climate risks and opportunities at EIB Board of Directors level, while climate-related responsibilities are assigned at the management level, such as ad hoc committees, specific departments or teams. To oversee the implementation of the EIB Group Climate Bank Roadmap, a specific Climate and Environmental Steering Committee has been created. In parallel, the EIB strives to be exemplary in terms of transparency and accountability. The Bank proactively publishes information about its projects and activities and engages regularly with a broad spectrum of stakeholders. In terms of reporting, the EIB Group has pioneered sustainability disclosures, for over a decade of information routinely disclosed through sustainability reports based on voluntary internationally recognised frameworks (Global Reporting Initiative (GRI), Task Force on Climate-related Financial Disclosures (TCFD), and Sustainability Accounting Standards Board (SASB)). For reporting on the financial year 2024, the EIB Group will consolidate the disclosures included in these various reports in an enhanced Sustainability Report, which will be externally audited on specific claims (limited assurance). The EIB Group also reports annually on progress in implementing its 2021-2025 Climate Bank Roadmap. All reports are available on the Bank’s website. 26

2024 FINANCIAL REPORT 7. THE EIB GROUP’S FINANCIAL PERFORMANCE40 The EIB Group consists of the EIB and the EIF (which is a non-wholly owned subsidiary of the EIB). 7.1. EIB Consolidated Financial Statements under the EU Accounting Directives The EIB Group’s consolidated result under the EU Accounting Directives amounted to EUR 3 045.8 million in 2024, as compared with EUR 2 407.1 million in 2023 (representing an increase of EUR 638.7 million or 26.5% year on year). This result is closely aligned with the EIB’s surplus reported in the Statutory Financial Statements, as the consolidated EU Accounting Directives result is almost wholly driven by the unconsolidated statutory result of the Bank. As of 31 December 2024, the total EIB Group balance sheet stood at EUR 559.7 billion, an increase of EUR 9.4 billion, or 1.7%, from EUR 550.3 billion as of 31 December 2023. Additional information on the EU Accounting Directives results is provided under the Notes to the EIB Group Consolidated Financial Statements under the EU Accounting Directives. 7.2. EIB Consolidated Financial Statements under the International Financial Reporting Standards The EIB Group’s consolidated result under the International Financial Reporting Standards (IFRS) amounted to EUR 3 748.8 million in 2024, as compared with EUR 2 272.1 million in 2023 (representing an increase of EUR 1 476.7 million, or 65.0%, year on year). As of 31 December 2024, the total EIB Group balance sheet stood at EUR 582.1 billion, showing an increase of EUR 10.1 billion, or 1.8%, from EUR 572.0 billion as of 31 December 2023. Additional information on the International Financial Reporting Standards results is provided under the Notes to the EIB Group Consolidated Financial Statements under IFRS. 40. This section covers the Consolidated Financial Statements of the EIB Group prepared in accordance with the EU Accounting Directives and with the International Financial Reporting Standards. 27

EIB Statutory Bodies

Situation at 01/05/2025

The composition of the Bank's statutory bodies, the curricula vitae of their members and additional information on the remuneration arrangements are regularly updated and posted on the EIB's website: www.eib.org.

Board of Governors

Chair	Temenuzhka PETKOVA	(Bulgaria) Minister of Finance
Belgium	Jan JAMBON	Deputy Prime Minister and Minister of Finance and Pensions
Czech Republic	Zbyněk STANJURA	Minister of Finance
Denmark	Morten BØDSKOV	Minister for Industry, Business and Financial Affairs
Germany	Jörg KUKIES	Federal Minister of Finance
Estonia	Jürgen LIGI	Minister of Finance
Ireland	Paschal DONOHOE	Minister for Finance
Greece	Kyriakos PIERRAKAKIS	Minister of Economy and Finance
Spain	Carlos CUERPO	Minister for Economy, Commerce and Business
France	Éric LOMBARD	Minister of Economy, Finance and Industrial and Digital Sovereignty
Croatia	Marko PRIMORAC	Minister of Finance
Italy	Giancarlo GIORGETTI	Minister of Economy and Finance
Cyprus	Makis KERAVNOS	Minister of Finance
Latvia	Arvils AŠERADENS	Minister of Finance
Lithuania	Rimantas ŠADŽIUS	Minister of Finance
Luxembourg	Gilles ROTH	Minister of Finance
Hungary	Márton NAGY	Minister for National Economy
Malta	Clyde CARUANA	Minister of Finance and Employment
Netherlands	Eelco HEINEN	Minister of Finance
Austria	Markus MARTERBAUER	Federal Minister of Finance
Poland	Andrzej DOMAŃSKI	Minister of Finance
Portugal	Joaquim MIRANDA SARMENTO	Minister of Finance
Romania	Barna TÁNCZOS	Vice Prime Minister and Minister of Finance
Slovenia	Klemen BOŠTJANČIČ	Minister of Finance
Slovakia	Ladislav KAMENICKÝ	Minister of Finance
Finland	Riikka PURRA	Minister of Finance
Sweden	Elisabeth SVANTESSON	Minister for Finance

Audit Committee

Chair	Nuno GRACIAS FERNANDES	Professor of Finance, IESE Business School, Spain
Members		
	Katja PLUTO	Independent Non-Executive Director, Switzerland
	Eva-Lena NORGREN	Chief Judge and Head of Authority, Gothenburg District Court, Sweden
	Christop HAAS	Former EY Ernest and Young Partner, Luxembourg
	Tereza ROGIĆ LUGARIĆ	State Secretary, Ministry of Finance, Croatia
	Vacant	———
Observers	John SUTHERLAND	Former Senior Advisor, Financial Conduct Authority, United Kingdom
	Vacant	———
	Vasile IUGA	Former PwC Audit Partner, Romania

Management Committee

President	Nadia CALVIÑO
Vice-Presidents	Ambroise FAYOLLE Thomas ÖSTROS Teresa Tatiana CZERWIŃSKA Gelsomina VIGLIOTTI Kyriacos KAKOURIS Nicola BEER Robert de GROOT Ioannis TSAKIRIS

EIB STATUTORY BODIES 28

Corporate Use Board of Directors The Board of Directors consists of 28 directors, with one director nominated by each Member State and one by the European Commission. There are 31 alternates. Furthermore, in order to broaden the Board of Directors’ professional expertise in certain fields, the Board is able to co-opt a maximum of six experts (three directors and three alternates), who participate in the board meetings in an advisory capacity, without voting rights. Directors Hans D’HONDT Member of the Board of Directors of the EIB, Brussels Metodi METODIEV Deputy Minister of Finance, Ministry of Finance, Sofia Petr PAVELEK Director of Debt and Financial Assets Management Department, Ministry of Finance, Prague Julie SONNE Head of Division, Ministry for Industry, Business and Financial Affairs, Copenhagen Judith HERMES Director General, European Policy at International Financial Policy Department, Federal Ministry of Finance, Berlin Martin PÕDER Head of EU and International Affairs Department, Ministry of Finance, Tallinn Des CARVILLE Head of Shareholding and Financial Advisory Division, Department of Finance, Dublin Michael ARGHYROU Chair of Council of Economic Advisors, Ministry of Finance, Athens Inés CARPIO SAN ROMÁN Director General of International Financing at Ministry of Economy, Trade and Business, Madrid Claire CHEREMETINSKI Deputy Director General at the Directorate-General of the Treasury, Ministry for Economic Affairs, Finance and Industrial and Digital Sovereignty, Paris Davor ZORIČIĆ State Secretary, Ministry of Finance, Zagreb Francesca UTILI Director General for International Financial Relations Directorate, Ministry of the Economy and Finance, Rome Costas CONSTANTINIDES Senior Economic Officer at the Directorate of Financial Services, Ministry of Finance, Nicosia Armands EBERHARDS Deputy State Secretary, Ministry of Finance, Riga Mindaugas PAKŠTYS Adviser to the Minister, Ministry of Finance, Vilniusa Arsène JACOBY Director of Multilateral Affairs, Development Aid, Cooperation and Compliance, Ministry of Finance, Luxembourg Adrienn BERTA Deputy CEO for Business Operations, EXIM Bank, Budapest Martin SPITERI Director General, Ministry of Finance, Valletta Robin UYTERLINDE Deputy Director of the International Affairs Directorate, Ministry of Finance, The Hague Karin RYSAVY Senior Expert, Austrian Federal Ministry of Finance, Vienna Tomasz SKURZEWSKI Deputy Director, International Cooperation Department, Ministry of Finance, Warsaw Filipe CARTAXO Member of the Board of Directors of the EIB, Lisbon Mihai-Călin PRECUP President of Council for the Application of State Aid Policy, Ministry of Public Finance, Bucharest Aleš ŠKOBERNE CEO, ECM Partners Inc., Ljubljana Martina KOBILICOVÁ Director General, Advisor to the Deputy Minister, Ministry of Finance, Bratislava Kristina SARJO Senior Ministerial Adviser, Financial Affairs, International Financial Affairs Unit, Ministry of Finance, Helsinki Sara TÄGTSTRÖM Senior Adviser at the International and Economics Department, Ministry of Finance, Stockholm Vacant ----------- Experts Joes LEOPOLD Managing Partner at Capitium, Amsterdam Esther RECKTENWALD Deputy Director General of IT, Deutsche Bundesbank, Frankfurt a. M. Olivier BAILLY Deputy Managing Director and Director for Global Issues, European External Action Service, Brussels 29 2024 FINANCIAL REPORT

Corporate Use Alternates Philippe NIZEYIMANA Adviser to the Administration of International and European Financial Matters of the Treasury, General Administration of Treasury, Brussels Gergana BEREMSKA Director, International Financial Institutions, Ministry of Finance, Sofia Radek HŘEBĺK Head of State Financing and Treasury Liquidity Management Division, Ministry of Finance, Prague Morten PRÆSTEGAARD KLINGE Chief Special advisor at Department of Financial Affairs, Ministry of Industry, Business and Financial Affairs, Copenhagen Hendrik KAELBLE Head of Division, Federal Chancellery, Berlin Susanne BLOMENHOFER Senior Policy Advisor, Directorate General for European Affairs, Federal Ministry of Finance, Berlin Riina LAIGO Advisor in the EU and International Affairs Department, Ministry of Finance, Tallinn Michael TAGGART Principal Officer responsible for European IFIs/Risk and Compliance, Department of Finance, Dublin Charilaos LAMBROPOULOS President, Hellenic Development Bank of Investments, Athens Isabel GARAYO ORBE Alternate Deputy Director General, EU Economic and Financial Affairs Department, Ministry of Economy, Trade and Enterprise, Madrid Pierre-Marie VOEGELI Head of Unit - European bilateral relations and EU financial instruments, Directorate-General of the Treasury, Ministry for Economic Affairs, Finance and Industrial and Digital Sovereignty, Paris Quentin NAVARO AUBURTIN Deputy Head of Unit - European Financial Instruments, Directorate General of the Treasury, Ministry of Economic Affairs, Finance and Industrial and Digital Sovereignty, Paris Ines ŠPIRIĆ Head of SOEs Business Analysis Sector, Ministry of Finance, Zagreb Francesca MERCUSA Director, International Financial Relations Directorate, Department of the Treasury, Ministry of Economy and Finance, Rome Bianca GIANNINI Director, Treasury Department, Ministry of Economy and Finance, Rome Eleni PITTA Economic Officer A’, Directorate of International Financial Institutions and General Financial Management, Ministry of Finance, Nicosia Aija ZITCERE Director of Financial Market Policy Department, Ministry of Finance, Riga Darius TRAKELIS Director of EU and International Affairs Department, Ministry of Finance, Vilnius Miguel MARQUES Deputy Director, Multilateral Affairs and Development Aid, Ministry of Finance, Luxembourg Vacant ----- Joseph LICARI Economic Consultant, Malta Timo BAKRIN EIB Policy Coordinator, Ministry of Finance, The Hague Christian REININGER Advisor to the Federal Minister of Finance, Federal Ministry of Finance of the Republic of Austria, Vienna Maciej TABACZAR Counsellor, International Financial Cooperation Department, Ministry of Finance, Warsaw Rosa CAETANO Deputy Director General of the Office for Economic Policy and International Relations, Ministry of Finance, Lisbon Boni Florinela CUCU General Director, General Directorate for International Financial Relations, Ministry of Public Finance, Bucharest Martin ZDOVC Secretary, Ministry of Finance, Ljubljana Peter FRÖHLICH Chief Executive Officer, Slovak Investment Holding, Bratislava Anne af URSIN Financial Counsellor, Ministry of Finance, Helsinki Erika CARLSSON Advisor at International and Economics Department, Ministry of Finance, Stockholm Saila VALTONEN Adviser, Directorate-General for Economic and Financial Affairs, European Commission, Luxembourg Alternate experts Giorgio GOBBI Head of the Milan Regional branch, Italian Central Bank, Milan Antonio OPORTO Secretary General at Circulo de Empresarios, Madrid Isabel RAMOS DE ALMEIDA Alternate Expert to the EIB Board of Directors EIB STATUTORY BODIES 30

2024 FINANCIAL REPORT AUDIT, CONTROL AND ACCOUNTABILITY AUDIT COMMITTEE The Audit Committee is an independent statutory body, appointed by and reporting directly to the Board of Governors, in compliance with the formalities and procedures defined in the Bank’s Statute and Rules of Procedure. The role of the Audit Committee is to verify that the Bank’s operations have been conducted and its books kept in a proper manner and that the activities of the Bank conform to best banking practice applicable to it. The Audit Committee is responsible for the auditing of the Bank’s accounts. The Audit Committee is made up of six members who are appointed by the Board of Governors for a non-renewable term of six years. Members are chosen from among people having independence, competence and integrity and who possess financial, auditing or banking supervisory expertise in the private or public sector, and they should cover the whole range of expertise between them. In addition, the Board of Governors, on a joint proposal from the President of the Bank and the Chair of the Audit Committee, may appoint a maximum of three observers for a non-renewable six-year term, on the basis of their particular qualifications, especially with regard to banking supervision. The Audit Committee provides statements each year on whether the financial statements, as well as any other financial information contained in the annual accounts drawn up by the Board of Directors, give a true and fair view of the financial position and of the results of the operations and cash flows of the Bank, the EIB Group (which comprises the EIB and the European Investment Fund (EIF)) and the Investment Facility, a mandate administered by the Bank, for the year then ended. The Audit Committee is required to give the Board of Governors a detailed report on the results of its work during the preceding financial year, including verification that the activities of the Bank conform to best banking practice applicable to it. In fulfilling its role, the Audit Committee meets with representatives of the other statutory bodies, including the EIF Audit Board; oversees the verification procedures and practical arrangements for carrying out and maintaining the framework of best banking practices applicable to the Bank’s services; takes note of the work performed by the internal auditors; monitors the work of the external auditors in relation to the financial statements; safeguards the independence of the external audit function; and coordinates audit work in general. Regular meetings with Bank staff and reviews of internal and external reports enable the Audit Committee to understand and monitor how management is providing for adequate and effective internal control systems, risk management and internal administration. The Inspector General, the head of Internal Audit, the Group Chief Risk Officer, the head of the Office of the Group Chief Compliance Officer and the Group Chief Financial Controller have direct access to the Audit Committee. EXTERNAL AUDITORS The EIB’s external auditors, KPMG, report directly to the Audit Committee, which is empowered to delegate the day-to-day work of auditing the financial statements to them. The external auditors are not allowed to carry out any work of an advisory nature or act in any other capacity that might compromise their independence when performing their audit tasks. 31

EIB Statutory Bodies CHIEF FINANCIAL CONTROLLER The Chief Financial Controller Directorate is an independent directorate reporting to the EIB President. Its main responsibilities lie in the maintenance of the Bank’s books and records and the delivery of its various financial statements. The Chief Financial Controller’s role in relation to the Bank’s Internal Control Framework has been strengthened, incorporating additional capabilities. These include overseeing control risk, providing a common platform for the implementation and maintenance of the Bank-wide Internal Control Framework and reporting to senior management and the Audit Committee on noteworthy control deficiencies, covering key activities of the Bank. Together with the Secretary General, the Chief Financial Controller manages the relationship with the external auditors, the Audit Committee and the European Court of Auditors. In 2024, the Corporate Financial Planning and Control Department was created as part of the Chief Financial Controller Directorate. The department is tasked with comprehensive financial planning, budgeting and analysis, overseeing administrative transactions, and maintaining accounting control. It also includes the Procurement Division. INTERNAL AUDIT The purpose of Internal Audit is to provide independent, objective assurance and advisory services designed to add value and improve the EIB Group’s operations. The Internal Audit activity helps the EIB Group accomplish its objectives by assessing and improving the effectiveness of governance, risk management and internal controls. The head of Internal Audit reports to the EIB President and functionally to the EIB Audit Committee and, regarding EIF stand-alone activities, to the EIF Audit Board. In support of the mandates of the EIB Audit Committee and the EIF Audit Board on best banking practice and/or best market practice, Internal Audit includes such assessments in all elements of its work. INSPECTORATE GENERAL The Inspectorate General comprises, under the authority of the independent Inspector General, three independent accountability functions: EVALUATIONS The Evaluation Division assesses the relevance and performance of EIB Group activities. These are evaluated for their contribution to achieving the policy goals of the Group and the European Union. The division carries out independent, accurate, transparent and credible evidence-based evaluations of ongoing and completed initiatives in all areas of the EIB Group’s activity, including policies, strategies, programmes, partnerships and financing instruments. It operates in line with the EIB Group Evaluation Policy, as well as international principles and standards for evaluation. INVESTIGATIONS Under the EIB Group’s Anti-Fraud Policy, the Inspectorate General, through the Investigations Division, is the sole office within the Bank that is mandated to conduct independent investigations into allegations of prohibited conduct such as fraud and corruption involving Group financed activities and/ or members of governing bodies and staff. The division works closely with the European Public Prosecutor’s Office (EPPO), the European Anti-Fraud Office (OLAF), the EU Agency for Law Enforcement Cooperation (Europol) and national criminal authorities. It has a specialised proactive fraud detection unit and contributes to developing and implementing fraud prevention measures for the Group. It is also responsible for the implementation of the Bank’s Exclusion Policy, which sets out the rules and procedures for the exclusion of entities and individuals found to have engaged in prohibited conduct. 32

2024 FINANCIAL REPORT COMPLAINTS MECHANISM The EIB Group Complaints Mechanism is a public accountability function that enables alternative (non-judicial) and pre-emptive resolution of disputes between complainants and the EIB Group. One of its key objectives is for EIB Group external stakeholders to ensure the right to be heard and the right to complain concerning alleged maladministration by the Group. The Complaints Mechanism has four functions: compliance investigation, dispute resolution, advisory and monitoring. The division works in close cooperation with the European Ombudsman. Any member of the public who is not satisfied with the outcome of the internal mechanism can turn to the European Ombudsman and lodge a complaint against the EIB Group. Procurement complaints involving alleged infringements of the Bank’s Guide to Procurement for projects financed by the EIB are handled by the Procurement Complaints Committee, chaired by the Inspector General. OFFICE OF THE GROUP CHIEF COMPLIANCE OFFICER As part of the second line of defence, the objective of the EIB Group’s Compliance function is to assess, monitor and report on relevant non-financial risks for the EIB Group, including financial crimes, market integrity, conduct, operational, information and cybersecurity risks. To achieve this, the EIB Group’s Compliance functions establish policies, frameworks and tools to support robust compliance risk management, provide advice to the first line of defence and governing bodies and oversee compliance with relevant internal policies. The EIB Group’s Compliance function ensures compliance with legal and regulatory requirements by developing and maintaining the Bank’s relevant compliance framework. It is also consulted on various compliance matters and, when needed, in EIB lending operations throughout their life cycle, providing expert advice and guidance on anti-money laundering and combating financing of terrorism, tax good governance and sanctions risks. The Compliance function also performs oversight activities to ensure that compliance risks and controls are effectively managed, provides training and delivers awareness raising. Operational and information security risks are categorised as non-financial risks in the EIB’s Risk Appetite Framework. The independent Operational Risk Management Unit is responsible for the implementation of a sound Operational Risk Management Framework, whereas the Information Security Risk Unit enforces sound risk management approaches in line with the Bank’s information security framework and industry-specific best practices. The Compliance function also acts as the second line of defence in its advisory and decisional role on ethics and integrity issues, providing independent opinions and recommendations to ensure compliance with the principles and standards of professional ethics at the highest level. The function provides training and awareness-raising on compliance matters and enforces the EIB Group Staff Code of Conduct and Whistleblowing Policy to instil a culture of integrity throughout the Group. 33 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK as at 31 December 2024 Disclaimer: To accommodate scheduling limitations, the financial statements included in this report have not been subject to standard EIB copy-editing or proofreading. 34

2024 FINANCIAL REPORT 40 2 Balance sheet as at 31 December 2024 (in EUR ’000) Assets 31.12.2024 31.12.2023 1. Cash in hand, balances with central banks and post office banks (Note B.1) 104,678 210,008 2. Treasury bills and other bills eligible for refinancing with central banks (Note B.2) 36,499,912 35,436,709 3. Loans and advances to credit institutions a) repayable on demand 1,012,332 699,496 b) other loans and advances (Note C) 39,456,167 45,041,746 c) loans (Note D.1) 91,091,122 91,347,123 d) value adjustments (Note D.2) -848 -2,392 131,558,773 137,085,973 4. Loans and advances to customers a) other loans and advances (Note C) 234,816 55,581 b) loans (Note D.1) 346,773,549 335,335,122 c) value adjustments (Note D.2) -617,456 -540,260 346,390,909 334,850,443 5. Debt securities including fixed-income securities (Note B.2) a) issued by public bodies 4,760,707 5,310,290 b) issued by other borrowers 5,682,731 5,407,964 10,443,438 10,718,254 6. Shares and other variable-yield securities (Note E.1) 9,968,276 9,504,104 7. Participating interests (Note E.1) 476,779 439,946 8. Shares in affiliated undertakings (Note E.2) 1,578,169 1,579,962 9. Intangible assets (Note F) 129,807 94,906 10. Tangible assets (Note F) 349,740 281,646 11. Other assets (Note G) 467,156 460,000 12. Subscribed capital and reserves, called but not paid (Note H.3) 159,848 479,548 13. Prepayments and accrued income (Note I) 18,314,860 16,189,101 Total assets 556,442,345 547,330,600 The accompanying notes form an integral part of these financial statements. 35 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 41 3 Balance sheet (continued) as at 31 December 2024 (in EUR ’000) Liabilities 31.12.2024 31.12.2023 1. Amounts owed to credit institutions (Note J) a) repayable on demand 750,387 1,094,567 b) with agreed maturity or periods of notice 107,186 1,051,719 857,573 2,146,286 2. Amounts owed to customers (Note J) a) repayable on demand 3,096,585 1,917,903 b) with agreed maturity or periods of notice 120,487 159,477 3,217,072 2,077,380 3. Debts evidenced by certificates (Note K) a) debt securities in issue 435,965,421 426,635,480 b) others 6,886,266 8,184,017 442,851,687 434,819,497 4. Other liabilities (Note G) 4,423,900 4,846,177 5. Accruals and deferred income (Note I) 16,365,083 17,945,728 6. Provisions a) pension plans and health insurance scheme (Note L) 5,049,315 4,708,456 b) provision in respect of guarantee operations (Note D.4) 76,303 77,139 5,125,618 4,785,595 7. Subscribed capital (Note H) a) subscribed 248,795,607 248,795,607 b) uncalled -226,604,892 -226,604,892 22,190,715 22,190,715 8. Reserves (Note H) a) reserve fund 24,879,561 24,879,561 b) additional reserves 18,692,683 18,287,284 c) special activities reserve 12,665,555 11,194,601 d) general loan reserve 2,281,423 1,883,372 58,519,222 56,244,818 9. Profit for the financial year (Note M) 2,891,475 2,274,404 Total liabilities 556,442,345 547,330,600 The accompanying notes form an integral part of these financial statements. 36

Off-balance sheet

as at 31 December 2024 (in EUR '000)

		31.12.2024		31.12.2023
Contingent liabilities and guarantees:				
- In respect of loans granted by third parties(*) (Note U.1.3.)		**23,518,831**		**19,669,198**
Commitments:				
- EIF capital uncalled (Notes E.2, X.1)		**3,520,800**		**3,524,800**
- Undisbursed loans (Note D.1)				
- credit institutions	31,082,413		30,888,083	
- customers	99,028,309		99,325,526	
		130,110,722		**130,213,609**
- Undisbursed shares and other variable-yield securities and participating interests				
- Undisbursed private equity and venture capital operations (Note E.1)	4,902,793		4,781,500	
- Undisbursed equity investments and infrastructure funds (Note E.1)	3,887,979		3,312,394	
- EBRD capital uncalled (Note E.1)	712,630		712,630	
		9,503,402		**8,806,524**
- Borrowings launched but not yet settled		**223,950**		**223,950**
Assets held on behalf of third parties(**) (Note Z):				
- Innovation Fund	11,393,044		9,030,405	
- Modernisation fund	6,000,039		5,118,076	
- Investment Facility Cotonou	3,979,538		4,022,551	
- EIF treasury	2,256,441		2,237,137	
- InnovFin	2,086,964		2,101,940	
- InvestEU	1,639,158		2,065,561	
- RRF-FI	1,521,135		91,245	
- NER300	1,073,205		1,040,753	
- CEF	867,827		866,465	
- Partnership Platform for Funds	735,178		674,629	
- Pan-European Guarantee Fund	708,382		668,268	
- EU-Africa Infrastructure Trust Fund	346,729		374,495	
- Decentralised Financial Instruments	260,061		177,627	
- ACP TF EC Compartment	201,751		97,716	
- EU for Ukraine Fund	118,068		72,931	
- Special Section	99,454		119,221	
- Private Finance for Energy Efficiency Instrument	59,009		57,285	
- DCFTA	52,488		50,326	
- NIF Risk Capital Facility	49,746		44,790	
- ENPI	45,739		47,178	
- GF Greece	45,143		43,679	
- InvestEU Advisory Hub	43,177		22,122	
- IPA II	38,015		34,342	
- GCFF Jordan Private Sector Guarantee Facility	31,894		28,370	
- EU Support to Boost Africa	31,357		11,382	
- AECID	28,386		34,059	
- EFSI-EIAH	26,951		37,864	
- NIF Trust Fund	26,212		27,861	
- IW4	26,132		9,447	
- FEMIP Trust Fund	24,736		26,087	
- JESSICA (Holding Funds)	21,417		33,025	
- EPTA Trust Fund	18,051		18,154	
- RSFF (incl. RSI)	14,783		88,879	
- Natural Capital Financing Facility	11,926		12,778	
- JASPERS	6,789		2,488	
- DESIREE	6,103		0	
- fi-compass	3,054		2,375	
- GEF-UNEP	1,434		1,378	
- EPIC	1,222		1,612	
- EFSD Guarantee "Access to Finance Initiative"	869		650	

37 **2024** FINANCIAL REPORT

Off-balance sheet (continued)

as at 31 December 2024 (in EUR '000)

		31.12.2024		31.12.2023
- TARGET	790		196	
- EU Trade and Competitiveness Program	704		792	
- EU4Business Guarantee Facility	259		281	
- AIP Zambia	218		258	
- AIP Kulima	215		262	
		33,903,793		29,396,940
Other items:				
- Notional value of interest-rate swaps (Note V.1.2)		655,792,698		598,658,133
- Notional value of currency swap contracts receivable (Note V.1.1)		232,980,366		238,814,394
- Notional value of currency swap contracts payable		229,644,516		239,108,656
- Notional amount of futures contracts (Note V.2)		33,351,527		21,311,849
- Notional value of short-term currency swap contracts receivable (Note V.2)		19,687,736		26,212,091
- Notional value of short-term currency swap contracts payable		19,500,940		26,606,319
- Put option granted to EIF minority shareholders (Note E.2)		483,283		461,826
- Currency swaps launched but not yet settled receivable (Note V.1.1)		145,049		45,517
- Currency swaps launched but not yet settled payable		144,845		45,249
- Special deposits for servicing borrowings (Note S)		535		2,422
- Notional amount of currency forwards (Note V.2)		0		127,287

(*) For the correction of comparative figures as at 31 December 2023 please refer to Note A.3.

(**) Assets under management are disclosed as off-balance sheet item based on the latest available figures. Comparative figures might be restated to reflect the most recent available information.

The accompanying notes form an integral part of these financial statements.

EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 38

2024 FINANCIAL REPORT 44 6 Profit and loss account for the year ended 31 December 2024 (in EUR ‘000) 2024 2023 1. Interest receivable and similar income (Note N) 27,361,107 26,070,107 2. Interest payable and similar charges (Note N) -23,847,740 -22,879,518 3. Income from securities a) income from shares and other variable-yield securities 911,537 617,177 b) income from shares in affiliated undertakings 13,690 7,824 925,227 625,001 4. Commissions receivable (Note O) 532,568 441,861 5. Commissions payable (Note O) -391,729 -435,679 6. Net result on financial operations (Note P) -9,935 -7,122 7. Net other operating income and expense (Note Q) 14,915 15,073 8. General administrative expenses (Note R) a) staff costs (Note L) -1,001,444 -962,523 b) other administrative expenses -409,639 -342,542 -1,411,083 -1,305,065 9. Value adjustments in respect of tangible and intangible assets (Note F) a) tangible assets -32,434 -35,121 b) intangible assets -51,940 -35,824 -84,374 -70,945 10. Value (re-)adjustments in respect of loans and advances and provisions for contingent liabilities -192,766 -173,582 11. Value (re-)adjustments in respect of transferable securities held as financial fixed assets, participating interests and shares in affiliated undertakings -4,715 -5,727 12. Profit for the financial year (Note M) 2,891,475 2,274,404 The accompanying notes form an integral part of these financial statements. 39

Cash flow statement

for the year ended 31 December 2024 (in EUR '000)

	2024	2023
A. Cash flows from operating activities:		
Profit for the financial year (Note M)	**2,891,475**	**2,274,404**
Adjustments for:		
Value (re-)adjustments in respect of loans and advances and provisions for contingent liabilities	192,766	173,582
Value adjustments in respect of tangible and intangible assets, and write-off (Note F)	84,368	70,984
Value (re-)adjustments in respect of transferable securities held as financial fixed assets, shares, other variable-yield securities and participating interests (Note E.1)	89,999	70,557
Gain from sale of EIF shares	-1,190	0
Change in provisions on pension plans and health insurance scheme (Note L)(*)	272,965	295,118
Net interest income (Note N.1)	-3,513,367	-3,190,589
Effect of exchange rate changes	72,614	-1,654
Loss on operating activities	**89,630**	**-307,598**
Disbursements of loans and advances to credit institutions and customers	-54,338,238	-49,212,369
Repayments of loans and advances to credit institutions and customers	45,337,630	43,573,735
Change in other loans and advances (Note C)	18,347,113	-19,264,172
Change in deposit with Central Bank of Luxembourg to cover minimum reserve requirement (Note B.1)	105,328	-122,729
Change in treasury operational portfolios	3,077,651	-12,909,583
Change in amounts owed to credit institutions and customers (Note J)	-149,021	-2,713,221
Payments and annual contributions during the year (Note L)(*)	67,894	44,869
Change in other assets and other liabilities (Note G)	-362,181	548,171
Change in prepayments and accrued income and in accruals and deferred income	600,533	-2,899,390
Interest received	25,766,296	21,965,335
Interest paid	-21,818,202	-19,645,378
Net cash generated from/(used in) operating activities	**16,724,433**	**-40,942,330**
B. Cash flows from investing activities:		
Purchase / Subscription of EIF shares	0	-30,518
Sale of EIF shares	2,983	0
Securities in Long-Term HQLA Portfolio purchased during the year	-2,521,418	-2,026,516
Securities from Long-Term HQLA Portfolio matured or sold during the year	115,000	9,000
Purchase of loan substitutes included in the debt securities portfolios	-5,094,322	-5,339,115
Redemption of loan substitutes included in the debt securities portfolios	4,282,758	3,853,416
Additions on shares and other variable-yield securities (Note E.1)	-1,804,639	-1,964,710
Reflows on shares and other variable-yield securities (Note E.1)	1,380,508	1,334,058
Additions on participating interests (Note E.1)	-73,055	-88,558
Reflows on participating interests (Note E.1)	27,218	624
Purchase of tangible and intangible assets (Note F)	-187,363	-129,139
Net cash used in investing activities	**-3,872,330**	**-4,381,458**
C. Cash flows from financing activities:		
Issuance of debts evidenced by certificates (Note K)	106,720,276	112,247,710
Redemption of debts evidenced by certificates (Note K)	-106,488,673	-106,254,511
Member States' contribution	319,700	319,700
Net cash generated from financing activities	**551,303**	**6,312,899**
Summary statement of cash flows:		
Cash and cash equivalents at the beginning of financial year	**24,770,124**	**63,536,016**
Net cash from:		
Operating activities	16,724,433	-40,942,330
Investing activities	-3,872,330	-4,381,458
Financing activities	551,303	6,312,899
Effect of exchange rate changes on cash held	-199,694	244,997
Cash and cash equivalents at the end of financial year	**37,973,836**	**24,770,124**
Cash and cash equivalents are composed of:		
Cash in hand, balances with central banks and post office banks, excluding deposit with Central Bank of Luxembourg to cover minimum reserve requirement (Note B.1)	11	13
Money market securities (Note B.2)	0	49,891
Loans and advances to credit institutions and customers:		
Repayable on demand	1,012,332	699,496
Other loans and advances (Note C)	36,961,493	24,020,724
	37,973,836	**24,770,124**

(*) Prior year figures have been amended for comparative purpose.

The accompanying notes form an integral part of these financial statements.

EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 40

2024 FINANCIAL REPORT 46 8 European Investment Bank Notes to the financial statements as at 31 December 2024 The European Investment Bank (the ‘Bank’ or ‘EIB’) was created by the Treaty of Rome in 1958 as the long-term lending bank of the European Union (‘EU’). The task of the Bank is to contribute towards the integration, balanced development and economic and social cohesion of the EU Member States. The EIB raises substantial volumes of funds on the capital markets and lends these funds on favourable terms to projects furthering EU policy objectives. The EIB continuously adapts its activities to developments in EU policies. The Bank has its registered office at 98-100, boulevard Konrad Adenauer, L-2950 Luxembourg. Note A – Significant accounting policies A.1. Basis of preparation A.1.1. Accounting standards The unconsolidated financial statements (the ‘Financial Statements’) of the European Investment Bank have been prepared in accordance with the general principles of Directive 86/635/EEC of the Council of the European Communities, dated 8 December 1986, on the annual accounts and consolidated accounts of banks and other financial institutions. These principles have been amended by Directive 2001/65/EC of 27 September 2001, by Directive 2003/51/EC of 18 June 2003 and by Directive 2006/46/EC of 14 June 2006, concerning the annual and consolidated accounts of certain types of companies, banks and other financial institutions (the ‘Directives’) and prepared on a going concern basis. On a proposal from the Management Committee (‘MC’), the Board of Directors (‘BoD’) adopted the Financial Statements on 21 March 2025 and authorised their submission to the Board of Governors for approval by 25 April 2025. The Bank also publishes consolidated financial statements as at the same date as the annual Financial Statements. A.1.2. Significant accounting judgments and estimates In preparing the Financial Statements, the Management Committee is required to make estimates and assumptions that affect the reported amounts of income, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. The use of available information and the application of judgement are inherent in the formation of estimates. Actual results may differ from these estimates, and such differences may be material to the Financial Statements. The most significant use of judgments and estimates is as follows: Value adjustments on loans and advances and loan substitutes The Bank reviews its loans and advances and loan substitutes at each reporting date to assess whether an allowance for value adjustments should be recorded. In particular, judgment by management is required in estimating the amount and timing of future cash flows when determining the level of allowance required. These estimates are based on assumptions about various factors and actual results may differ, resulting in future changes to the allowance. In addition to individual allowances for individually significant loans and advances and loan substitutes, the Bank also conducts a collective provisioning test for exposures that, while not specifically identified as requiring an individual allowance, present a higher risk of default compared to when the loans and advances and loan substitutes were originally granted (see Note A.2.6). Value adjustments on shares, other variable-yield securities and participating interests To determine the lower of cost or market value, the Bank reviews its indirect equity investments at each reporting date to assess whether a value adjustment should be recorded. In particular, the Bank determines the attributable EIB share of the net asset value (‘NAV’) of its indirect equity investments either by (i) considering the latest available fund manager report based on applicable industry guidelines and standards, (ii) any NAV derived from any other equivalent guidelines or standard or (iii) internally based on information provided by the fund manager. Fair values for most of the underlying investments have been estimated in the absence of readily ascertainable market values. Due to the inherent uncertainty of valuations, and current market conditions, actual results in the future could differ from the fund managers’ estimates of values and such differences could be material to the Financial Statements. Moreover, any attributable NAV that becomes available only after the balance sheet date are only considered if management determines it materially affects the Financial Statements (see Note A.2.7.1). Provisions in respect of guarantee operations The Bank initially recognises the financial guarantee contract at fair value, corresponding to the net present value (‘NPV’) of expected premium inflows or the initial expected loss. The financial guarantee is subsequently measured as the deficit of the net present value of expected future premium over the higher of the corresponding loss allowance and the premium received on initial recognition less income recognised. The Bank also makes a collective provisioning test on exposures that, although not specifically identified as requiring an individual allowance have a greater risk of default than when the guarantees were originally signed and issued (see Note A.2.13). 41 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 47 9 Pension and other post-employment benefits The cost of defined-benefit pension plans and other post-employment medical benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, mortality rates and future salary and pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty (see Note A.2.10). A.1.3. Bank’s exposure to the United Kingdom (‘UK’) On 29 March 2017, the United Kingdom notified the European Council of its decision to withdraw from the European Union (‘EU’) pursuant to Article 50 of the Treaty on European Union (‘TEU’). As of 1 February 2020, in accordance with Article 50 TEU and the Agreement on the withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community (the “Withdrawal Agreement”), the United Kingdom ceased to be an EU Member State. The withdrawal of the United Kingdom from the EU automatically resulted in the termination of its membership of the European Investment Bank (‘EIB’) and its share of the EIB’s subscribed capital. Effective 1 February 2020, the share of the United Kingdom in respect of the EIB’s subscribed capital was fully replaced by a pro rata capital increase of the remaining EU Member States. This capital replacement (Symmetrical Capital Replacement) covered both the called part as well as the uncalled part of the subscribed capital of the United Kingdom in the EIB. The replacement of the called part was financed by converting EIB reserves into called subscribed capital. As a result of the capital increase, each remaining EU Member State increased pro rata its uncalled (but callable) stake in the EIB’s subscribed capital. In addition, the capital subscribed by Poland and Romania in the EIB increased by EUR 5,386,000,000 and EUR 125,452,381, respectively. This capital increase (Asymmetrical Capital Increase) took effect on 1 March 2020, one month after the withdrawal of the United Kingdom from the EU. Poland and Romania will pay the called portion of their increase in the EIB’s subscribed capital and contribute to the EIB reserves in ten equal semi-annual instalments. The Withdrawal Agreement contains, among other things, several provisions governing the financial settlement in respect of the EIB as a result of the termination of UK membership of the EIB. In accordance with the provisions laid down in Article 150 of the Withdrawal Agreement, the United Kingdom shall remain liable, under its former share of the subscribed capital in the EIB, for the EIB’s pre-withdrawal exposure. In this respect as at 31 December 2024, the EIB’s pre-withdrawal exposure amounts to EUR 343,688 million whereas the limit of the United Kingdom’s liability amounts to EUR 39,195 million. The United Kingdom shall also remain liable for other EIB risks as long as such risks are not related to post-withdrawal lending. In addition, in accordance with the provisions laid down in Article 150 of the Withdrawal Agreement, the EIB shall pay to the United Kingdom on behalf of the EU an amount equal to the UK share of the called capital of the EIB in twelve annual instalments. Except for such repayment of the UK called capital, the EIB shall not be obliged to make any other payment, return or remuneration to the United Kingdom in connection with the termination of its membership of the EIB or on account of the retention by the United Kingdom of certain liabilities as described in the relevant provisions of the Withdrawal Agreement. A.2. Summary of significant accounting policies A.2.1. Foreign currency translation The EIB uses the euro (‘EUR’) as the unit of measurement for the capital accounts of Member States and for presenting its Financial Statements. The Bank conducts its operations in euro, in other currencies of the EU Member States and in non-EU currencies. Its resources are derived from its capital, borrowings and accumulated earnings in various currencies. Foreign currency transactions are translated at the exchange rate prevailing on the date of the transaction. The Bank's monetary assets and liabilities denominated in currencies other than euro are translated into euro at the closing exchange rates prevailing at the balance sheet date. The gain or loss arising from such translation is recorded in the profit and loss account under “Net result on financial operations”. A.2.2. Derivatives The Bank uses derivative instruments, mainly currency and interest rate swaps, as part of its asset and liability management (‘ALM’) activities to manage exposures to interest rate and foreign currency risks. All derivatives transactions are recorded at their notional values as off-balance sheet items at transaction date. The majority of the Bank’s swaps are concluded with a view to hedging bond issues and treasury bonds within the Long-Term HQLA Portfolio (‘LTHP’). The Bank enters into currency and interest rate swaps, whereby the proceeds of a borrowing are initially converted into a different currency and at maturity the Bank will obtain the amounts required to service the borrowing in the original currency or to modify the interest rate positions of a borrowing or treasury bond. The Bank also enters into currency, interest rate and overnight index swaps as part of its hedging operations on loans or for the global ALM position. The corresponding interest is accounted for on a pro rata temporis basis. The Bank also uses short-term derivative instruments, primarily foreign exchange (‘FX’) swaps, as part of its treasury operations, as well as derivatives hedging the actively managed portfolio (Securities Liquidity Portfolio, or ‘SLP’). 42

2024 FINANCIAL REPORT 48 10 A.2.2.1. Derivatives under the Securities Liquidity Portfolio As part of the Securities Liquidity Portfolio (‘SLP’), derivatives are entered in and recorded at market value in the balance sheet as “Other assets” when their market value is positive or “Other liabilities” when their market value is negative. Changes in the market value are included in “Net result on financial operations”. Market values are obtained from quoted market prices, discounted cash flow models and option pricing models, which consider current market and contractual prices for the underlying instrument, as well as the time value of money, yield curve and volatility of the underlying. Interest on derivative instruments is accrued pro rata temporis under “Prepayments and accrued income” or “Accruals and deferred income”. Interest rate swaps Interest rate swap contracts are entered into in order to modify the interest rate positions. The interest received and paid under interest rate swaps is accrued on a pro rata temporis and reported in the profit and loss account under “Interest receivable and similar income” or “Interest payable and similar charges”. The market value is recorded under “Other assets” when their market value is positive or “Other liabilities” when their market value is negative. Changes in the market value are included in the “Net result on financial operations”. Futures contracts Interest rate and bond futures contracts (futures) are entered to hedge the exposure deriving from investments in government and other bonds. Futures are highly standardised derivative contracts, traded on regulated markets and are subject to daily margin requirements. The market value is recorded under “Other assets” when their market value is positive or “Other liabilities” when their market value is negative. Changes in the market value are included in the “Net result on financial operations”. A.2.2.2. Other derivatives Currency swaps Currency swap contracts are entered into in order to adjust currency positions. The revaluation of the spot leg of a currency swap is presented in “Accruals and deferred income” or “Prepayments and accrued income”. The forward leg of the currency swap is recorded off-balance sheet at settlement amount and is not revalued. The premium/discount between the spot and forward settlement amounts is amortised pro rata temporis through the profit and loss account in “Interest receivable and similar income” or “Interest payable and similar charges”. Interest rate swaps Interest rate swap contracts are entered into in order to modify the interest rate positions. The hedging interest rate swaps are not revalued and their notional value is recorded off-balance sheet. The interest received and paid under interest rate swaps is accrued pro rata temporis and reported in the profit and loss account under “Interest receivable and similar income” or “Interest payable and similar charges”. Currency forwards Currency forwards are entered into in order to adjust future currency positions. The forward leg is recorded off-balance sheet at the settlement amount and is not revalued. The difference between the spot amounts and the forward settlement amounts is amortised pro rata temporis through the profit and loss account in “Interest receivable and similar income” or “Interest payable and similar charges”. Interest on derivative instruments is accrued pro rata temporis under “Prepayments and accrued income” or “Accruals and deferred income”. A.2.3. Financial assets and liabilities Financial assets and liabilities are accounted for using the settlement date basis. A.2.4. Cash and cash equivalents Cash and cash equivalents are disclosed in the cash flow statement and comprise cash on hand, unrestricted balances held with central banks, on demand amounts due, and highly liquid money market securities or term deposits with initial maturity of 3 months or less from the date of acquisition. These instruments are subject to an insignificant risk of changes in their value, readily convertible to cash and are used by the Bank in the management of its short-term commitments. 43 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 49 11 A.2.5. Treasury bills and other bills eligible for refinancing with central banks and debt securities including fixed-income securities A.2.5.1. Long-Term High Quality Liquid Assets (‘HQLA’) Portfolio (‘LTHP’) The main purpose of the portfolio is to serve as a core long-term liquidity reserve for the Bank in EUR and USD, composed of highly-rated liquid bonds. Securities under the portfolio are kept with the intention to hold them to maturity. Investments are authorised in securities that are issued or guaranteed by: • Governments of the European Union Member States and the United States of America (USA); • European Union, European Stability Mechanism, European Financial Stability Facility. These securities are initially recorded at the purchase price. Value adjustments are accounted for if these are other than temporary. The difference between the entry price and redemption value is accounted for pro rata temporis over the life of the securities as “Interest receivable and similar income” or “Interest payable and similar charges”. A.2.5.2. Operational portfolios Treasury Monetary Portfolio (‘TMP’) In order to maintain an adequate level of liquidity, the Bank purchases money market products with a maximum maturity of 12 months, in particular treasury bills and negotiable debt securities issued by public bodies and credit institutions. The securities in the Treasury Monetary Portfolio are held until their final maturity and are initially recorded at purchase price and subsequently presented in the Financial Statements at amortised cost. The difference between purchase price and redemption value is accounted for pro rata temporis over the life of the securities as “Interest receivable and similar income” or “Interest payable and similar charges”. Value adjustments are accounted for under “Value (re-)adjustments in respect of transferable securities held as financial fixed assets, participating interests and shares in affiliated undertakings”, if these are other than temporary. Securities Liquidity Portfolio (‘SLP’) SLP comprises listed debt securities issued or guaranteed by national governments, supranational institutions, financial institutions and corporations. The portfolio is largely driven by an active management and following the initial recognition at purchase price, subsequently the securities of this portfolio are presented in the Financial Statements at market value. Changes in market value are recorded under “Net result on financial operations” in the profit and loss account. The market value of SLP is based on published price quotations in an active market as the first source. For instruments without available published price quotations, the market values are determined by obtaining quotes from market participants and/or by using valuation techniques or models, based whenever possible on observable market data prevailing at the balance sheet date. A.2.5.3. Loan substitutes The loan substitutes portfolios mainly consist of obligations in the form of bonds, notes or certificates issued by special purpose vehicles (‘SPVs’), trust vehicles or financial institutions. These securities are kept with the intention to be held to maturity and initially recorded at purchase price and subsequently valued at amortised cost. The difference between purchase price and redemption value is accounted for pro rata temporis over the life of the securities as “Interest receivable and similar income”. Individual value adjustments are accounted for if these are other than temporary. Collective value adjustments are recorded to capture contracts which are impaired but have not yet been identified as such respectively for losses incurred but not yet reported. Individual and collective value adjustments are recorded in the profit and loss account as “Value (re-)adjustments in respect of transferable securities held as financial fixed assets and participating interests and shares in affiliated undertakings” and are deducted from the appropriate asset items on the balance sheet. Undisbursed parts of loan substitutes are recorded in off-balance sheet at their nominal value. A.2.5.4 Preferred creditor status (‘PCS’) The principle of the supremacy of the EU primary law and the principle that the property of the EIB shall be exempt from all forms of requisition and expropriation, as enshrined in the EIB Statute, are deemed to guarantee a full recovery of the EU Sovereign Exposures at maturity. This financial protection and the benefit of the preferred creditor status result in no credit risk or impairment loss from Member States sovereign exposure or guarantees. However, similarly to other creditors, the EIB is bound by the majority decision based on collective action clauses (‘CAC’) included in debt instruments issued by EU Sovereigns. A.2.6. Loans and advances to credit institutions and customers A.2.6.1. Loans and advances Loans and advances are included in the assets of the Bank at their net disbursed amounts. Individual value adjustments have been recorded for loans outstanding at the end of the period and presenting risks of non-recovery of all or part of their amounts. Collective value adjustments may be recorded to capture loans in the portfolio which are impaired but have not yet been identified as such or for losses which have been incurred but not yet reported. Such value adjustments are held in the same currency as the assets to which they relate. Value adjustments are accounted for in the profit and loss account as “Value (re-)adjustments in respect of loans and advances and provisions for contingent liabilities” and are deducted from the appropriate asset items on the balance sheet. Undisbursed parts of loans and advances are recorded in off-balance sheet at their nominal value. 44

2024 FINANCIAL REPORT 50 12 A.2.6.2. Interests on loans Interests on loans are recorded in the profit and loss account on an accrual basis, i.e. over the life of the loans. On the balance sheet, accrued interest is included in “Prepayments and accrued income” under assets. Value adjustments to interest amounts on these loans are determined on a case-by-case basis by the Bank’s Management, deducted from the appropriate asset item on the balance sheet and accounted for in the profit and loss account as “Value (re-)adjustments in respect of loans and advances and provisions for contingent liabilities”. For non-performing loans, upon value adjustment, the accrual of interest income based on the original terms of the claim may be discontinued. A.2.6.3. Reverse repurchase agreements (‘Reverse repos’) A reverse repurchase agreement is one under which the Bank lends liquid funds to a credit institution which in return provides collateral in the form of securities. The two parties enter into an irrevocable commitment to complete the operation on a date and at a price fixed at the outset. The operation is based on the principle of delivery against payment: the borrower of the liquid funds transfers the securities to the EIB’s custodian in exchange for settlement at the agreed price, which generates a return for the EIB linked to the money market. This type of operation is considered for the purposes of the Bank to be a loan at a guaranteed rate of interest. Generally treated as collateralised financing transactions, they are carried at the amounts of cash advanced or received, plus accrued interest. Reverse repos are entered at their notional amount on the assets side of the statutory balance sheet under “Loans and advances to credit institutions - b) other loans and advances”. Securities received under reverse repurchase agreements are not recognised in the statutory balance sheet, unless control of the contractual rights comprised in these securities is assumed. The Bank monitors the market value of the securities received on a daily basis and requests additional collateral in accordance with the underlying agreements. Interest on reverse repurchase agreements is recognised as “Interest receivable and similar income” or “Interest payable and similar charges” over the life of each agreement. A.2.6.4. Interest subsidies Interest subsidies received in advance (see Note I) are deferred and recognised in the profit and loss account over the period from disbursement to repayment of the subsidised loan. A.2.6.5. Term and on-demand deposits (‘Deposits’) Deposits are operations under which the Bank lends liquid funds to a credit institution or customer for a certain period or on-demand against a return agreed between the parties. Deposits are entered at their nominal amount on the assets side of the statutory balance sheet under “Loans and advances to credit institutions or customers – b) other loans and advances”. Interest on deposits is recognised as “Interest receivable and similar income” or “Interest payable and similar charges” over the life of deposit term. A.2.7. Shares, other variable-yield securities, participating interests and shares in affiliated undertakings A.2.7.1. Shares, other variable-yield securities and participating interests The Bank holds shares, other variable-yield securities and participating interests when it enters into private equity (‘PE’) and venture capital operations, debt funds, infrastructure funds, investment funds or participations in the form of direct equity. These investments are initially recorded at acquisition cost, reduced by any reflow resulting from repayments. Their carrying value is adjusted to the lower of cost or market value at subsequent measurement at the balance sheet date. In certain co-investments performed by the Bank, the investments are initially recognised at cost and the net-paid-in represents the drawdowns paid net of any capital repayments allocated in accordance with the agreed waterfall. Based on the reports received from fund managers, the portfolios of investments are valued on a line-by-line basis at the lower of cost or attributable NAV, thereby excluding any attributable unrealised gain that may be prevailing in the portfolio. The attributable NAV is determined by applying in order of priority, and subject to availability at the reporting date, either: • the Bank share of NAV at the latest available date, submitted by the respective fund manager, or; • the number of shares or units held by the Bank multiplied by the price per share or units latest available date reported by fund manager, or; • the Bank’s percentage ownership in the specific compartment multiplied by the specific compartment NAV reflected in the most recent fund manager’s report, or; • the Bank’s percentage of ownership in the fund multiplied by the latest available fund NAV. In certain co-investments performed by the Bank, the attributable NAV may be determined based on the agreed waterfall calculation. The attributable NAV is adjusted for events occurring between the date of the latest available NAV and the balance sheet date to the extent that such adjustment is considered to be material by the Management Committee. The undrawn but committed part of these investments is recorded as off-balance sheet commitments at their nominal value. 45 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 51 13 For specific investments where NAVs cannot readily be determined, other guidelines for example the International Private Equity and Venture Capital Valuation (‘IPEV’) Guidelines, as published by the IPEV Board might be used and more detailed monitoring and review will be required. In accordance with this method, the funds are internally classified into three categories: • Category I – funds that have adopted the fair value requirements of IFRS 13 or IPEV Guidelines for which a specific review is performed to ensure that the NAV is a reliable estimate of fair value; • Category II – funds that have adopted other valuation guidelines (such as the former 2001 EVCA) or standards that can be considered to be in line with IFRS 13, for which an equivalent NAV can be calculated; and • Category III – funds that have not adopted the fair value requirements of IFRS 13 or any other valuation guidelines in line with IFRS 13. Secondary sales Secondary sale transactions on venture capital funds and investment funds lead to derecognition of the underlying assets. Gains or losses from secondary sales are recorded in “Net result on financial operations” and are calculated as the difference between the sales proceeds and the net carrying amount. Participating interests The shares acquired by the EIB for its own account typically represent investments in venture capital operations, debt funds, infrastructure funds and investment funds. According to industry practice, such investments are generally subscribed by a number of investors, none of whom is in a position to individually influence the daily operations or investment activities of the funds. Consequently, any membership by an investor in a governing body of such a fund does not, in principle, entitle said investor to influence the day-to-day operations of the fund. In addition, individual investors in venture capital operations, infrastructure funds or investment funds do not determine policies of a fund such as distribution policies on capital repayments or other distributions. Such decisions are typically taken by the management of a fund on the basis of the shareholders’ agreement governing the rights and obligations of the management and all shareholders of the fund. The shareholders’ agreement also generally prevents individual investors from bilaterally executing material transactions with the fund, interchanging managerial personnel or obtaining privileged access to essential technical information. Such above-mentioned criteria are assessed by the EIB through a comprehensive analysis involving judgement to determine whether it has significant influence or joint control over those entities they acquired shares in. In case there is significant influence or joint control over the entity, it is disclosed under “Participating interests”. Capital subscribed by the Bank but uncalled from the investment in European Bank for Reconstruction and Development (‘EBRD’) is recorded off-balance sheet. A.2.7.2. Shares in affiliated undertakings Shares in affiliated undertakings represent medium and long-term investments and are accounted for at cost. Value adjustments are accounted for if these are other than temporary. Commitments provided in the form of a put option in respect of the shares held by any of the minority shareholders, are recorded off-balance in the amount of the exercise price. A.2.8. Tangible assets Tangible assets include land, Bank-occupied properties, other machines and equipment. Land is stated at acquisition cost and buildings are stated at acquisition cost less accumulated depreciation, less accumulated impairment. The costs of the Bank's headquarters buildings in Luxembourg-Kirchberg and its building in Luxembourg-Weimershof are depreciated on a straight-line basis as set out below. Permanent equipment, fixtures and fittings, furniture, office equipment and vehicles have been recorded in the balance sheet at their acquisition cost, less accumulated depreciation, less accumulated impairment. Depreciation is calculated on a straight-line basis over the estimated life of each item purchased, as set out below: • Buildings in Kirchberg and Weimershof: 30 years; • Permanent equipment, fixtures and fittings: 10 years; • Furniture: 5 years; • Office equipment and vehicles: 3 years. There is no depreciation of the accumulated costs of work-in-progress assets until they are completed and the assets are ready to use for the intended purpose. A.2.9. Intangible assets Intangible assets comprise computer software. Software development costs are capitalised if they meet certain criteria related to identifiability, the probability that future economic benefits will flow to the enterprise and to the reliability of cost measurement. Internally developed software meeting these criteria is carried at cost less accumulated amortisation, which is calculated on a straight-line basis over three years from completion, less accumulated impairment. There is no amortisation of the accumulated costs of work-in-progress assets until they are completed and the assets are ready to use for the intended purpose. 46

2024 FINANCIAL REPORT 52 14 A.2.10. Pension plans and health insurance scheme A.2.10.1. Pension plan for staff The Bank operates defined-benefit pension plans to provide retirement benefits to substantially its entire staff. The Bank's main pension scheme is a defined-benefit pension scheme funded by contributions from staff and from the Bank which covers all employees. All contributions of the Bank and its staff are invested in the assets of the Bank. Commitments for retirement benefits are valued at least every year using the projected unit credit method, in order to ensure that the provision entered in the accounts is adequate. The latest valuation was carried out as at 31 December 2024 based on membership data as at 30 September 2024 and cashflows to 31 December 2024. The main assumptions used by the actuary are set out in Note L. Cumulative current year actuarial gains or losses in excess of 10% of the commitments for retirement benefits are recognised over a period of 7 years on a straight-line basis. Once the provision has reached the amortisable portion of the actuarial value of the retirement and health insurance benefits, no further amortisation is recognised in the profit and loss account. Additionally, if the provision exceeds the actuarial value of the retirement and health insurance benefits, any excess will not be released to the profit and loss account in subsequent periods. A.2.10.2. Health insurance scheme The Bank has set up its own health insurance scheme for the benefit of staff, financed by contributions from the Bank and its employees. The health insurance scheme is managed and accounted for under the same principles as the pension plan for staff described in Note A.2.10.1. The latest valuation was carried out as at 31 December 2024 based on membership data as at 30 September 2024 and cashflows to 31 December 2024. A.2.10.3. The Management Committee pension plan The Management Committee pension plan is a defined-benefit pension scheme funded by contributions from the Bank only which covers all Management Committee members. All contributions of the Bank are invested in the assets of the Bank. The Management Committee pension plan is managed and accounted for under the same principles as the pension plan for staff described in Note A.2.10.1. A.2.10.4. Optional Supplementary Provident Scheme The Optional Supplementary Provident Scheme is a defined-contribution pension scheme, funded by voluntary staff contributions and employer contributions. The corresponding liability is recorded in “Other liabilities”. A.2.11. Amounts owed to credit institutions and customers Amounts owed to credit institutions and customers are presented in the Financial Statements at their redemption amounts. Interest on amounts owed to credit institutions and customers is recorded in the profit and loss account on an accrual basis as “Interest payable and similar charges“ or “Interest receivable and similar income”, if interest rate is negative. Accrued interest is included in “Accruals and deferred income” under liabilities. A.2.11.1 Repurchase agreements (‘Repos’) A repurchase agreement is one under which the Bank borrows liquid funds from a credit institution and provides collateral in the form of securities. The two parties enter into an irrevocable commitment to complete the operation on a date and at a price fixed at the outset. The operation is based on the principle of delivery against payment, which is mentioned in note A.2.6.3. This type of operation is considered for the purposes of the Bank to be a borrowing with an agreed rate of interest. Generally treated as collateralised financing transactions, they are carried at the amounts of cash owed, plus accrued interest. Repos are entered at their notional amounts on the liabilities side of the balance sheet under “Amounts owed to credit institutions - b) with agreed maturity or periods of notice”. Interest on repurchase agreements is recognised as “Interest receivable and similar income” or “Interest payable and similar charges” over the life of each agreement. A.2.11.2 Collateral call accounts Under unilateral Collateral Support Annexes, the Bank receives cash as collateral to mitigate counterparty credit exposures on Derivatives, Lending and Treasury portfolios. The cash collateral received is recorded at its nominal value and presented in the statutory Financial Statements under “Amounts owed to credit institutions - a) repayable on demand” - Overnight deposits. A.2.12. Debts evidenced by certificates Debts evidenced by certificates are presented at their redemption amounts, except for zero-coupon bonds which are presented at their amortised cost. Transaction costs and premiums/discounts are amortised in the profit and loss account on a straight-line basis over the life of the debt through “Accruals and deferred income” or “Prepayments and accrued income”. Interest on debt instruments is included in “Interest payable and similar charges” or “Interest receivable and similar income” in the profit and loss account. 47 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 53 15 A.2.13. Financial guarantees Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs, if a specified debtor fails to make payment when due under the original or modified terms of a debt instrument. Signed financial guarantees are generally accounted for and disclosed as off-balance sheet items. Net liabilities from financial guarantees are presented in the balance sheet under “Provision b) provisions in respect of guarantee operations”. This provision is intended to cover risks inherent in the Bank’s activity of issuing guarantees in favour of financial intermediaries or issued in respect of loans granted by third parties. Financial guarantees are initially recognised at fair value corresponding to the net present value (‘NPV’) of expected premium inflows or the initial expected loss. Subsequent to initial recognition, financial guarantees are measured as the deficit of the net present value of expected future premium inflows over the higher of: • the amount of the expected credit loss; and • the fair value initially recognised less any cumulative amount of income/amortisation recognised. Unrealised gains representing the excess of the net present value of expected future premium inflows over the amount of the expected payment obligations remain unrecognised. Any increase or decrease in the net liability relating to financial guarantees is recognised in the profit and loss account under “Value (re-)adjustments in respect of loans and advances and provisions for contingent liabilities”. Any premium received is recognised in the profit and loss account in “Commissions receivable”. Any upfront fees received are recognised in ”Accruals and deferred income” in the balance sheet and amortised in the profit and loss account on a straight-line basis over the life of the financial guarantee. A.2.14. Provision for commitments This provision is intended to cover risks inherent in the Bank’s commitment on loans, infrastructure and investment funds as well as private equity and venture capital operations signed but not yet disbursed. A.2.15. Reserves A.2.15.1. Reserve fund As provided for under Article 22(-1) of the Statute, “a reserve fund of up to 10% of the subscribed capital shall be built up progressively” from the retained profit of the Bank. A.2.15.2. Additional reserves Additional reserves contain the remaining retained earnings of the Bank. A.2.15.3. Special activities reserve As provided for under Article 16(-5) of the Statute, “the special activities of the Bank […] will have a specific allocation of reserve”. The special activities reserve is a dedicated notional reserve for the allocation of own funds covering unexpected losses of those activities, which have a risk profile higher than what is generally accepted by the Bank, including venture capital activities. The reserve is based on the allocation of each operation and is calculated according to the evolution of the underlying assets. A.2.15.4. General loan reserve In 2009, a “general loan reserve” was introduced for the Bank’s loan and guarantee portfolio, representing a notional reserve for allocation of own funds. It is calculated based on the Bank’s internal loan grading system according to the evolution of the underlying assets. A.2.16. Prepayments and accrued income Expenditure incurred during the financial year but relating to a subsequent financial year, together with any income for which payment is not due until the expiry of the underlying instrument. A.2.17. Accruals and deferred income Income received before the balance sheet date but relating to a subsequent financial year, together with any charges that, although pertaining to the financial year in question, will be paid only in the course of a subsequent financial year. 48

2024 FINANCIAL REPORT 54 16 A.2.18. Interest receivable and similar income “Interest receivable and similar income” includes mainly interest on loans and advances to credit institutions and customers, debt and money market instruments and derivatives. A.2.19. Interest payable and similar charges “Interest payable and similar charges” includes mainly interest on amounts owed to credit institutions and customers, interest expense on debt and money market instruments and derivatives. A.2.20. Income from securities “Income from securities” is mainly composed of reflows exceeding the capital. A.2.21. Taxation The Protocol on the Privileges and Immunities of the European Union appended to the Treaty on European Union and the Treaty on the Functioning of the European Union, stipulates that the assets, revenues, and other property of the institutions of the Union are exempt from all direct taxes. A.3. Correction of comparative figures During 2024, the Bank discovered inconsistencies in the underlying reports used for the recording of part of its financial guarantees off-balance sheet exposure. In order to ensure accurate representation of comparative figure, the amounts reported previously (i.e. EUR ‘000 26,930,111 – as at 31 December 2023) have been restated accordingly to EUR’000 19,669,198. 49 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 55 17 Note B – Cash in hand, balances with central banks and post office banks and debt securities portfolio (in EUR ‘000) B.1. Cash in hand, balances with central banks and post office banks The cash in hand and balances with central banks and post office banks equals to EUR ’000 104,678 as at 31 December 2024 (2023: EUR ‘000 210,008). The EIB is an eligible counterparty in the Eurosystem’s monetary policy operations, therefore has been given access to the monetary policy operations of the European Central Bank. The Bank conducts the operations via the Central Bank of Luxembourg, where it maintains a deposit to cover the minimum reserve requirement. The balance of this deposit amounts to EUR ‘000 104,667 as at 31 December 2024 (2023: EUR ‘000 209,995). B.2. Debt security portfolios The debt security portfolios are composed of the Long-Term HQLA Portfolio (‘LTHP’), the treasury monetary portfolio (‘TMP’), the securities liquidity portfolio (‘SLP’) and the loan substitutes portfolio. The details of the debt security portfolios as at 31 December 2024 and 2023 are as follows: 31.12.2024 31.12.2023 Treasury bills and other bills eligible for refinancing with central banks 36,499,912 35,436,709 Debt securities including fixed-income securities 10,443,438 10,718,254 Total debt securities(*) 46,943,350 46,154,963 (*) of which EUR ‘000 5,896,446 are unlisted as at 31 December 2024 (2023: EUR ‘000 17,483,015). At 31.12.2024 Purchase price Book value Value Adjustments Premiums/ discounts to be amortised Value at final maturity Market value(**) LTHP 7,607,156 7,600,243 0 17,760 7,618,003 7,243,089 TMP 12,608,177 12,843,182 0 213,435 13,056,617 12,881,936 SLP 6,648,321 6,688,981 0 0 6,737,517 6,688,981 Loan substitutes (Note D) 19,807,235 19,810,944 0 709 19,811,653 19,820,469 Total debt securities(*) 46,670,889 46,943,350 0 231,904 47,223,790 46,634,475 (*) of which cash and cash equivalents is nil. (**) Market value does not include accrued interest. At 31.12.2023 Purchase price Book value Value Adjustments Premiums/ discounts to be amortised Value at final maturity Market value(***) LTHP 4,791,606 4,771,796 0 17,240 4,789,036 4,498,835 TMP 17,287,530 17,638,945 0 217,566 17,856,511 17,657,410 SLP 4,879,413 4,855,797 0 0 4,944,514 4,855,797 Loan substitutes (Note D)(*) 18,930,045 18,888,425 4,289 23 18,892,737 18,746,259 Total debt securities(**) 45,888,594 46,154,963 4,289 234,829 46,482,798 45,758,301 (*) The amounts are not directly traceable to Note D, as the latter discloses the disbursed portion of loan substitutes. (**) of which cash and cash equivalents EUR '000 49,891. (***) Market value does not include accrued interest. All instruments of the LTHP portfolio are compliant with the HQLA criteria and are monitored regularly through internal limits. As at 31 December 2024 and 2023, there is neither significant deterioration of the credit rating of the portfolio nor any indication that the full amount of the book value is not going to be recovered at maturity. The market value of the portfolio is impacted (lower than the book value) due to the current interest rate environment and the corresponding long-term maturity of those. Loan substitutes, which represent acquisitions of interests in pools of loans or receivables in connection with securitisation transactions, are considered to be part of the aggregate loans (Note D). Some of these transactions have been structured by adding credit or project related remedies, thus offering additional recourse. Following detailed review of loan substitutes portfolio for any value adjustment, no value adjustment has been recoded for 2024 (2023: one value adjustment for one transaction). The collective value adjustment on the loan substitutes portfolio, which was recorded in 2023 in relation to the war in Ukraine (EUR ‘000 4,285), was released in its entirety in 2024. 50

EU sovereign exposure in bond holdings

The Bank did not record value adjustments in 2024 and 2023 in respect of its held to maturity EU sovereign and EU sovereign guaranteed exposure as at year-end, in view of the Bank's preferred creditor status and the protection given by the Bank's Statute as well as a detailed review of any value adjustment requirements.

The following tables show the exposure to debt issued or guaranteed by EU sovereigns in the Bank's debt securities portfolios (including loan substitutes) as at 31 December 2024 and 2023:

At 31.12.2024	Purchase price	Book value	Value at final maturity	Market value
EU sovereigns				
Austria	803,423	804,600	821,066	773,502
Belgium	417,869	416,387	402,000	386,139
Bulgaria	14,799	15,316	15,000	15,316
Denmark	115,463	115,650	115,507	115,973
Finland	616,720	619,584	627,744	591,088
France	5,890,977	6,011,956	6,159,617	5,996,720
Germany	2,098,603	2,105,840	2,111,072	2,102,092
Italy	5,715,205	5,812,586	5,900,000	5,835,837
Latvia	11,956	12,285	12,000	12,285
Luxembourg	91,162	91,322	92,500	91,866
Netherlands	61,287	59,413	59,000	58,014
Poland	860,181	861,287	860,850	906,749
Romania	13,781	13,580	13,476	13,580
Slovakia	19,950	19,997	20,000	19,997
Spain	1,775,277	1,807,682	1,844,109	1,812,746
Sweden	8,645	8,645	8,663	8,645
	18,515,298	**18,776,130**	**19,062,604**	**18,740,549**
Non EU-sovereign and other bonds	**28,155,591**	**28,167,220**	**28,161,186**	**27,893,926**
Total	**46,670,889**	**46,943,350**	**47,223,790**	**46,634,475**

At 31.12.2023	Purchase price	Book value	Value at final maturity	Market value
EU sovereigns				
Austria	1,049,891	1,058,747	1,085,318	1,027,612
Belgium	185,797	184,865	177,000	158,054
Czech Republic	302,312	264,111	262,902	263,648
Croatia	9,053	9,045	9,050	9,045
Denmark	108,556	108,940	108,597	109,712
Finland	593,372	600,389	607,624	573,412
France	2,481,636	2,527,908	2,620,946	2,522,461
Germany	1,695,075	1,716,736	1,721,004	1,713,145
Italy	6,367,539	6,466,428	6,587,329	6,476,957
Latvia	7,991	8,246	8,000	8,246
Luxembourg	49,473	49,495	50,000	52,854
Netherlands	154,941	151,926	148,457	150,791
Poland	611,930	612,324	612,000	638,024
Romania	13,946	14,026	13,575	14,026
Spain	971,014	1,000,962	1,009,050	1,001,699
	14,602,526	**14,774,148**	**15,020,852**	**14,719,686**
Non EU-sovereign and other bonds	**31,286,068**	**31,380,815**	**31,461,946**	**31,038,615**
Total	**45,888,594**	**46,154,963**	**46,482,798**	**45,758,301**

51 **2024** FINANCIAL REPORT

eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 57 19 Note C – Loans and advances to credit institutions and to customers – other loans and advances (in EUR ‘000) 31.12.2024 31.12.2023 Term deposits(*) 18,167,400 21,620,671 On-demand deposits 2,498 2,249 Reverse repos 21,286,269 23,418,826 Other loans and advances to credit institutions 39,456,167 45,041,746 Other loans and advances to customers 234,816 55,581 Total other loans and advances 39,690,983 45,097,327 of which cash and cash equivalents 36,961,493 24,020,724 (*) It includes deposits with the Central Bank of Luxembourg of EUR 16.7 billion as at 31 December 2024 (31 December 2023: EUR 14.9 billion). Note D – Summary statement of loans D.1. Aggregate loans granted (in EUR ‘000) Aggregate loans granted comprise both the disbursed and undisbursed portions of loans. The analysis is as follows: To intermediary credit institutions Directly to final beneficiaries 31.12.2024 31.12.2023 Disbursed portion 91,021,607 346,242,545 437,264,152 426,516,527 Undisbursed loans 31,082,413 99,028,309 130,110,722 130,213,609 Aggregate loans granted 122,104,020 445,270,854 567,374,874 556,730,136 Loan instalments receivable 69,515 531,004 600,519 165,718 Loan substitutes portfolio 19,810,944 18,892,714 Aggregate loans including loan substitutes portfolio (Note D.3) 587,786,337 575,788,568 D.2. Value adjustments for loans (in EUR ‘000) Movements in the value adjustments are detailed below: 2024 2023 As at 1 January 542,652 391,748 Release during the year(1) -150,022 -60,969 Use during the year(2) -30,516 -27,398 Allowance during the year 251,641 240,249 Foreign exchange adjustment 4,549 -978 As at 31 December(3) 618,304 542,652 (1) In 2022, the Bank recognised a collective provision in the context of the war in Ukraine, to address the Bank’s need to capture the effect of this event and its broader economic consequences on its portfolio. Given the expected impact of the crisis on clients, it was deemed likely that there were financial assets in the portfolio which were impaired but had not yet been identified or losses which had incurred but had not been reported. In accordance with core principles of prudence of the EU-AD, these potential losses were reflected in the Bank’s Financial Statements. Consequently, the Bank performed a vulnerability assessment to identify the sub-populations of exposures where losses might have been incurred but had not yet been individually identified. For those sub-populations, a collective provision has been computed on underlying exposures. The Bank has released during 2024 the collective provisions on loans (2023 collective provisions on loans: EUR ‘000 87,190) in its entirety. (2) In 2024, the Bank: • Wrote-off seven loan operations that were specifically provisioned at the beginning of the year: EUR '000 30,558 was used against the existing provision (2023: EUR '000 23,898 on three loan operations); • Wrote-off one loan operation that had been specifically provisioned during the course of 2024: EUR '000 376 was used against the existing provision (2023: none); • Completed no restructurings of loan operations that was specifically provisioned at the beginning of the period and was used against the existing provision (2023: none); • Completed one sale transaction of non-performing loan operations: EUR ‘000 335 was used against the existing provision (2023: EUR '000 3,500 on one sale transaction). (3) The value adjustments relate only to disbursed loans, including arrears. The Bank has additionally recorded value adjustments in regards to accrued interest of a total amount of EUR '000 68,700 (2023: EUR '000 17,142), which is recorded under the caption of "Prepayments and accrued income." 52

2024 FINANCIAL REPORT 58 20 D.3. Geographical breakdown of lending by country in which projects are located (in EUR ‘000) D.3.1. Loans for projects within the European Union Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 France 77,756,434 58,582,370 19,174,064 13.24% 12.75% Spain 77,701,635 66,634,045 11,067,590 13.23% 13.38% Italy 65,958,960 54,937,841 11,021,119 11.23% 11.48% Poland 49,168,811 40,825,748 8,343,063 8.37% 8.36% Germany 49,006,928 35,463,559 13,543,369 8.35% 8.34% Greece 19,522,705 14,426,298 5,096,407 3.32% 3.36% Belgium 19,405,184 15,368,990 4,036,194 3.30% 3.16% Netherlands 17,581,946 13,760,191 3,821,755 2.99% 2.86% Austria 14,610,703 12,635,427 1,975,276 2.49% 2.60% Portugal 12,254,049 10,285,516 1,968,533 2.09% 2.23% Sweden 12,000,091 9,318,535 2,681,556 2.04% 2.35% Finland 11,334,630 9,923,677 1,410,953 1.93% 1.84% Czech Republic 9,938,666 6,917,180 3,021,486 1.70% 1.51% Hungary 8,706,648 7,845,741 860,907 1.48% 1.61% Romania 8,690,540 5,724,162 2,966,378 1.48% 1.42% Ireland 8,374,449 6,536,324 1,838,125 1.43% 1.41% Denmark 5,128,926 2,939,001 2,189,925 0.87% 0.80% Slovakia 4,319,342 3,840,874 478,468 0.74% 0.72% Croatia 3,579,952 2,689,930 890,022 0.61% 0.54% Lithuania 3,070,301 2,720,502 349,799 0.52% 0.52% Cyprus 2,535,116 1,940,241 594,875 0.43% 0.46% Bulgaria 2,496,860 1,815,511 681,349 0.43% 0.41% Slovenia 2,260,712 1,842,692 418,020 0.39% 0.47% Estonia 2,060,859 1,374,798 686,061 0.35% 0.32% Luxembourg 841,877 291,792 550,085 0.14% 0.13% Latvia 819,371 690,238 129,133 0.14% 0.17% Malta 384,377 292,546 91,831 0.07% 0.07% Sub-total 489,510,072 389,623,729 99,886,343 83.36% 83.27% D.3.2. Loans for projects outside the European Union1 D.3.2.1. Candidate Countries Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Türkiye 6,471,359 6,002,134 469,225 Ukraine* 5,842,086 3,227,126 2,614,960 Serbia 3,972,474 2,498,087 1,474,387 Bosnia and Herzegovina 1,883,312 1,370,202 513,110 Georgia** 1,762,512 1,246,652 515,860 Moldova, Republic of 1,205,992 504,780 701,212 North Macedonia 656,003 328,286 327,717 Montenegro 616,517 451,991 164,526 Albania 379,313 191,313 188,000 Sub-total 22,789,568 15,820,571 6,968,997 3.88% 3.78% * The EIB’s disbursed exposure in Ukraine is predominantly covered by EU Comprehensive Guarantees and EU Political Risk Guarantees under the EU External Lending Mandate. As of 31 December 2024, total disbursed exposure amounted to EUR 3,227.1 million (compared to EUR 3,144.3 million at the end of 2023). Of this amount, EUR 3,068.1 million, or 95%, is covered by EU Comprehensive Guarantees, EUR 146.6 million, or 5%, is covered by EU Political Risk Guarantees and EUR 12.4 million, or 0%, is covered under Risk Sharing Mandates (compared to EUR 2,962.7 million, or 94%, EUR 166.8 million, or 5% and EUR 14.8 million, or 1% respectively, at the end of 2023). In addition, the Bank also granted financial guarantees on exposures to counterparties located in Ukraine for a signed amount of EUR 500.5 million at the end of 2024 (compared to EUR 470.6 million at the end of 2023). This is fully covered by EU Comprehensive Guarantees. A further EUR 2,615.0 million has been committed in signed operations not yet disbursed at the end of 2024 (compared to EUR 2,605.5 million at the end of 2023). Of this amount, EUR 2,285.2 million, or 87%, is covered by EU Comprehensive Guarantees, EUR 144.9 million, or 6%, by EU Political Risk Guarantees, EUR 150.0 million, or 6%, under EU4U and EUR 33.0 million, or 1%, under Risk Sharing Mandates (compared to EUR 2,432.7 million or 94%, EUR 138.0 million, or 5%, nil, or 0% and EUR 33.0 million, or 1% respectively, at the end of 2023). The remaining EUR 1.9 million, or 0%, is at the EIB’s own risk (compared to EUR 1.8 million, or 0%, at the end of 2023). **In 2024, Georgia falls under the “Candidate countries” caption, whereas in 2023 it fell under the “Potential candidate countries.” Comparative figures in the column “% of total 2023” are reflecting the composition of each country cluster relevant for the year of presentation. 1 The percentages are reflecting the composition of each country cluster relevant for the year of presentation. EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 59 21 D.3.2.2. African, Caribbean and Pacific (‘ACP’) states Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Regional - Africa 2,006,047 531,992 1,474,055 Senegal 742,869 344,721 398,148 Benin 524,709 132,081 392,628 Côte d'Ivoire 460,953 224,684 236,269 Tanzania, United republic of 454,502 310,037 144,465 Kenya 430,712 198,065 232,647 Guinea 428,062 169,888 258,174 Zambia 403,247 165,400 237,847 Nigeria 376,319 28,719 347,600 Madagascar 355,101 157,062 198,039 Cape Verde 310,422 39,422 271,000 Ghana 267,555 37,782 229,773 Rwanda 237,000 19,298 217,702 Regional - West Africa 218,022 111,785 106,237 Malawi 214,787 150,577 64,210 Mozambique 189,451 64,451 125,000 Uganda 164,165 141,633 22,532 Chad 156,200 15,000 141,200 Angola 150,501 27,588 122,913 Niger 149,657 32,976 116,681 Cameroon 148,428 42,428 106,000 Lesotho 137,501 55,501 82,000 Regional - ACP 121,250 0 121,250 Guinea-Bissau 105,000 0 105,000 Regional - Caribbean 100,000 0 100,000 Burkina Faso 89,836 76,136 13,700 Mali 84,594 33,644 50,950 Mauritania 82,175 39,907 42,268 Djibouti 79,200 0 79,200 Dominican Republic 78,203 32,963 45,240 Fiji 70,895 16,533 54,362 Burundi 69,203 69,203 0 Gambia 65,000 51,911 13,089 Barbados 59,756 19,174 40,582 Liberia 50,730 30,730 20,000 Papua New Guinea 47,917 47,917 0 Ethiopia 38,086 38,086 0 Seychelles 34,016 21,516 12,500 Sao Tome and Principe 32,940 14,104 18,836 Kingdom of Eswatini 31,729 31,729 0 Congo 26,000 0 26,000 Congo (Democratic Republic) 15,815 15,815 0 Saint Lucia 13,500 0 13,500 Togo 12,773 12,773 0 Namibia 5,603 5,603 0 Dominica 546 546 0 Belize 482 482 0 Sub-total 9,841,459 3,559,862 6,281,597 1.68% 1.54% 53 eib statutory financial statements OF THE BANK 58 20 D.3. Geographical breakdown of lending by country in which projects are located (in EUR ‘000) D.3.1. Loans for projects within the European Union Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 France 77,756,434 58,582,370 19,174,064 13.24% 12.75% Spain 77,701,635 66,634,045 11,067,590 13.23% 13.38% Italy 65,958,960 54,937,841 11,021,119 11.23% 11.48% Poland 49,168,811 40,825,748 8,343,063 8.37% 8.36% Germany 49,006,928 35,463,559 13,543,369 8.35% 8.34% Greece 19,522,705 14,426,298 5,096,407 3.32% 3.36% Belgium 19,405,184 15,368,990 4,036,194 3.30% 3.16% Netherlands 17,581,946 13,760,191 3,821,755 2.99% 2.86% Austria 14,610,703 12,635,427 1,975,276 2.49% 2.60% Portugal 12,254,049 10,285,516 1,968,533 2.09% 2.23% Sweden 12,000,091 9,318,535 2,681,556 2.04% 2.35% Finland 11,334,630 9,923,677 1,410,953 1.93% 1.84% Czech Republic 9,938,666 6,917,180 3,021,486 1.70% 1.51% Hungary 8,706,648 7,845,741 860,907 1.48% 1.61% Romania 8,690,540 5,724,162 2,966,378 1.48% 1.42% Ireland 8,374,449 6,536,324 1,838,125 1.43% 1.41% Denmark 5,128,926 2,939,001 2,189,925 0.87% 0.80% Slovakia 4,319,342 3,840,874 478,468 0.74% 0.72% Croatia 3,579,952 2,689,930 890,022 0.61% 0.54% Lithuania 3,070,301 2,720,502 349,799 0.52% 0.52% Cyprus 2,535,116 1,940,241 594,875 0.43% 0.46% Bulgaria 2,496,860 1,815,511 681,349 0.43% 0.41% Slovenia 2,260,712 1,842,692 418,020 0.39% 0.47% Estonia 2,060,859 1,374,798 686,061 0.35% 0.32% Luxembourg 841,877 291,792 550,085 0.14% 0.13% Latvia 819,371 690,238 129,133 0.14% 0.17% Malta 384,377 292,546 91,831 0.07% 0.07% Sub-total 489,510,072 389,623,729 99,886,343 83.36% 83.27% D.3.2. Loans for projects outside the European Union1 D.3.2.1. Candidate Countries Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Türkiye 6,471,359 6,002,134 469,225 Ukraine* 5,842,086 3,227,126 2,614,960 Serbia 3,972,474 2,498,087 1,474,387 Bosnia and Herzegovina 1,883,312 1,370,202 513,110 Georgia** 1,762,512 1,246,652 515,860 Moldova, Republic of 1,205,992 504,780 701,212 North Macedonia 656,003 328,286 327,717 Montenegro 616,517 451,991 164,526 Albania 379,313 191,313 188,000 Sub-total 22,789,568 15,820,571 6,968,997 3.88% 3.78% * The EIB’s disbursed exposure in Ukraine is predominantly covered by EU Comprehensive Guarantees and EU Political Risk Guarantees under the EU External Lending Mandate. As of 31 December 2024, total disbursed exposure amounted to EUR 3,227.1 million (compared to EUR 3,144.3 million at the end of 2023). Of this amount, EUR 3,068.1 million, or 95%, is covered by EU Comprehensive Guarantees, EUR 146.6 million, or 5%, is covered by EU Political Risk Guarantees and EUR 12.4 million, or 0%, is covered under Risk Sharing Mandates (compared to EUR 2,962.7 million, or 94%, EUR 166.8 million, or 5% and EUR 14.8 million, or 1% respectively, at the end of 2023). In addition, the Bank also granted financial guarantees on exposures to counterparties located in Ukraine for a signed amount of EUR 500.5 million at the end of 2024 (compared to EUR 470.6 million at the end of 2023). This is fully covered by EU Comprehensive Guarantees. A further EUR 2,615.0 million has been committed in signed operations not yet disbursed at the end of 2024 (compared to EUR 2,605.5 million at the end of 2023). Of this amount, EUR 2,285.2 million, or 87%, is covered by EU Comprehensive Guarantees, EUR 144.9 million, or 6%, by EU Political Risk Guarantees, EUR 150.0 million, or 6%, under EU4U and EUR 33.0 million, or 1%, under Risk Sharing Mandates (compared to EUR 2,432.7 million or 94%, EUR 138.0 million, or 5%, nil, or 0% and EUR 33.0 million, or 1% respectively, at the end of 2023). The remaining EUR 1.9 million, or 0%, is at the EIB’s own risk (compared to EUR 1.8 million, or 0%, at the end of 2023). **In 2024, Georgia falls under the “Candidate countries” caption, whereas in 2023 it fell under the “Potential candidate countries.” Comparative figures in the column “% of total 2023” are reflecting the composition of each country cluster relevant for the year of presentation. 1 The percentages are reflecting the composition of each country cluster relevant for the year of presentation. EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 59 21 D.3.2.2. African, Caribbean and Pacific (‘ACP’) states Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Regional - Africa 2,006,047 531,992 1,474,055 Senegal 742,869 344,721 398,148 Benin 524,709 132,081 392,628 Côte d'Ivoire 460,953 224,684 236,269 Tanzania, United republic of 454,502 310,037 144,465 Kenya 430,712 198,065 232,647 Guinea 428,062 169,888 258,174 Zambia 403,247 165,400 237,847 Nigeria 376,319 28,719 347,600 Madagascar 355,101 157,062 198,039 Cape Verde 310,422 39,422 271,000 Ghana 267,555 37,782 229,773 Rwanda 237,000 19,298 217,702 Regional - West Africa 218,022 111,785 106,237 Malawi 214,787 150,577 64,210 Mozambique 189,451 64,451 125,000 Uganda 164,165 141,633 22,532 Chad 156,200 15,000 141,200 Angola 150,501 27,588 122,913 Niger 149,657 32,976 116,681 Cameroon 148,428 42,428 106,000 Lesotho 137,501 55,501 82,000 Regional - ACP 121,250 0 121,250 Guinea-Bissau 105,000 0 105,000 Regional - Caribbean 100,000 0 100,000 Burkina Faso 89,836 76,136 13,700 Mali 84,594 33,644 50,950 Mauritania 82,175 39,907 42,268 Djibouti 79,200 0 79,200 Dominican Republic 78,203 32,963 45,240 Fiji 70,895 16,533 54,362 Burundi 69,203 69,203 0 Gambia 65,000 51,911 13,089 Barbados 59,756 19,174 40,582 Liberia 50,730 30,730 20,000 Papua New Guinea 47,917 47,917 0 Ethiopia 38,086 38,086 0 Seychelles 34,016 21,516 12,500 Sao Tome and Principe 32,940 14,104 18,836 Kingdom of Eswatini 31,729 31,729 0 Congo 26,000 0 26,000 Congo (Democratic Republic) 15,815 15,815 0 Saint Lucia 13,500 0 13,500 Togo 12,773 12,773 0 Namibia 5,603 5,603 0 Dominica 546 546 0 Belize 482 482 0 Sub-total 9,841,459 3,559,862 6,281,597 1.68% 1.54% 54

2024 FINANCIAL REPORT 60 22 D.3.2.3. Asia D.3.2.3. Asia Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 India 4,572,779 2,357,779 2,215,000 China 1,769,273 1,087,256 682,017 Bangladesh 980,600 254,600 726,000 Regional - Asia 546,026 196,591 349,435 Kazakhstan 360,559 2,292 358,267 Uzbekistan 306,842 193,532 113,310 Cambodia 294,453 102,925 191,528 Nepal 293,809 130,962 162,847 Lao People's Democratic Rep. 176,786 111,568 65,218 Bhutan 150,000 0 150,000 Viet Nam 139,560 115,560 24,000 Sri Lanka 125,707 75,707 50,000 Mongolia 115,634 62,713 52,921 Kyrgyzstan 112,000 73,750 38,250 Maldives 106,613 70,343 36,270 Tajikistan 104,022 74,022 30,000 Pakistan 50,000 10,000 40,000 Regional - Central Asia 45,450 0 45,450 Sub-total 10,250,113 4,919,600 5,330,513 1.75% 1.65% D.3.2.4. Potential Candidate Countries D.3.2.4. Potential Candidate Countries Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Kosovo 182,519 76,219 106,300 Sub-total 182,519 76,219 106,300 0.03% 0.32% D.3.2.5. Latin America D.3.2.5. Latin America Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Brazil 2,166,483 1,745,826 420,657 Regional - Latin America 1,253,785 830,909 422,876 Ecuador 879,246 509,275 369,971 Argentina 757,950 220,399 537,551 Chile 407,898 196,136 211,762 Colombia 392,252 290,221 102,031 Nicaragua 294,778 217,993 76,785 Mexico 185,065 185,065 0 Paraguay 152,582 120,589 31,993 Panama 127,733 79,605 48,128 Bolivia 110,836 107,339 3,497 Honduras 65,209 65,209 0 Costa Rica 57,901 57,901 0 El Salvador 37,128 24,133 12,995 Sub-total 6,888,846 4,650,600 2,238,246 1.17% 1.11% D.3.2.6. European Free Trade Association (‘EFTA’) Countries D.3.2.6. European Free Trade Association (EFTA) Countries Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Norway 763,178 762,178 1,000 Iceland 530,418 530,418 0 Switzerland 72,641 65,141 7,500 Sub-total 1,366,237 1,357,737 8,500 0.23% 0.26% * This designation is without prejudice to positions on status and it is in line with UNSCR 1244/1999 and the ICJ Opinion on the Kosovo declaration of independence. * EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 61 23 D.3.2.7. Mediterranean Countries D.3.2.7. Mediterranean Countries Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Egypt 6,571,157 4,267,182 2,303,975 Morocco 5,105,187 3,021,232 2,083,955 Tunisia 2,596,897 1,490,593 1,106,304 Jordan 1,995,816 937,838 1,057,978 Israel* 1,795,235 1,211,138 584,097 Lebanon 705,170 228,570 476,600 Palestine** 375,087 297,578 77,509 Algeria 200,450 200,450 0 Regional - Mediterranean 82,735 52,735 30,000 Syrian Arab Republic 18,705 18,705 0 Sub-total 19,446,439 11,726,021 7,720,418 3.31% 3.43% *The EIB’s total disbursed exposure in Israel amounted to EUR 1,211.1 million at the end of 2024 (compared to EUR 768.2 million at the end of 2023), of which EUR 279.5 million, or 23%, is secured by EU Political Risk Guarantees, EUR 927.3 million, or 77%, is at the EIB’s own risk and EUR 4.3 million, or 0%, is covered under Risk Sharing Mandates (compared to EUR 298.7 million, or 39%, EUR 435.5 million, or 57% and EUR 34.0 million, or 4% respectively, at the end of 2023). A further EUR 584.1 million has been committed in signed operations not yet disbursed at the end of 2024 (compared to EUR 1,087.8 million at the end of 2023), of which EUR 580.6 million, or 99%, is at the EIB’s own risk and EUR 3.5 million, or 1%, under Risk Sharing Mandates (compared to EUR 1,068.3 million, or 98% and EUR 19.5 million, or 2% respectively, at the end of 2023). **The EIB’s total disbursed exposure in Palestine (This designation shall not be construed as recognition of a State of Palestine and is without prejudice to the individual positions of the EU Member States on this issue.) amounted to EUR 297.6 million at the end of 2024 (compared to EUR 104.8 million at the end of 2023), of which EUR 291.2 million, or 98%, is secured by EU Comprehensive Guarantees and EUR 6.4 million, or 2%, under Risk Sharing Mandates (compared to EUR 95.8 million, or 91%, secured by EU Comprehensive Guarantees and EUR 9.0 million, or 9%, at the EIB’s own risk, at the end of 2023). A further EUR 77.5 million has been committed in signed operations not yet disbursed, which is fully secured by EU Comprehensive Guarantees (compared to EUR 264.2 million at the end of 2023, also fully secured by EU Comprehensive Guarantees). D.3.2.8. Overseas Countries and Territories (‘OCT’) D.3.2.8. Overseas Countries and Territories (OCT) Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Sint Maarten 48,128 48,128 0 New Caledonia 46,881 46,881 0 French Polynesia 7,707 7,707 0 Sub-total 102,716 102,716 0 0.02% 0.02% D.3.2.9. Eastern Europe, Southern Caucasus D.3.2.9. Eastern Europe, Southern Caucasus Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Armenia 815,208 450,400 364,808 Belarus* 350,000 0 350,000 Azerbaijan 57,085 14,085 43,000 Sub-total 1,222,293 464,485 757,808 0.21% 0.13% * The EIB had no remaining disbursed loan exposure in Belarus at the end of 2024 (compared to EUR 6.7 million at the end of 2023, which was fully secured by EU Political Risk Guarantees). A further EUR 350.0 million has been committed in signed operations not yet disbursed, which is fully secured by EU Comprehensive Guarantees (compared to EUR 350.0 million at the end of 2023, fully secured by EU Comprehensive Guarantees). The EIB stopped signatures in Belarus following the country’s disputed presidential elections in August 2020 and will continue to maintain such a stance, in line with EU policy and existing applicable sanctions. D.3.2.10. United Kingdom D.3.2.10. United Kingdom Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 United Kingdom 24,467,374 24,467,374 0 Sub-total 24,467,374 24,467,374 0 4.17% 4.39% D.3.2.11. South Africa D.3.2.11. South Africa Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 South Africa 1,118,182 306,182 812,000 Sub-total 1,118,182 306,182 812,000 0.19% 0.10% Total loans for projects outside the European Union 97,675,746 67,451,367 30,224,379 16.64% 16.73% Total loans 2024(1) 587,185,818 457,075,096 130,110,722 100.00% Total loans 2023(1) 575,622,850 445,409,241 130,213,609 100.00% (1) Including loan substitutes (Notes B.2 and D.1), excluding loan instalments receivables (2024: EUR 601 million, 2023: EUR 166 million). 55 eib statutory financial statements OF THE BANK 60 22 D.3.2.3. Asia D.3.2.3. Asia Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 India 4,572,779 2,357,779 2,215,000 China 1,769,273 1,087,256 682,017 Bangladesh 980,600 254,600 726,000 Regional - Asia 546,026 196,591 349,435 Kazakhstan 360,559 2,292 358,267 Uzbekistan 306,842 193,532 113,310 Cambodia 294,453 102,925 191,528 Nepal 293,809 130,962 162,847 Lao People's Democratic Rep. 176,786 111,568 65,218 Bhutan 150,000 0 150,000 Viet Nam 139,560 115,560 24,000 Sri Lanka 125,707 75,707 50,000 Mongolia 115,634 62,713 52,921 Kyrgyzstan 112,000 73,750 38,250 Maldives 106,613 70,343 36,270 Tajikistan 104,022 74,022 30,000 Pakistan 50,000 10,000 40,000 Regional - Central Asia 45,450 0 45,450 Sub-total 10,250,113 4,919,600 5,330,513 1.75% 1.65% D.3.2.4. Potential Candidate Countries D.3.2.4. Potential Candidate Countries Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Kosovo 182,519 76,219 106,300 Sub-total 182,519 76,219 106,300 0.03% 0.32% D.3.2.5. Latin America D.3.2.5. Latin America Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Brazil 2,166,483 1,745,826 420,657 Regional - Latin America 1,253,785 830,909 422,876 Ecuador 879,246 509,275 369,971 Argentina 757,950 220,399 537,551 Chile 407,898 196,136 211,762 Colombia 392,252 290,221 102,031 Nicaragua 294,778 217,993 76,785 Mexico 185,065 185,065 0 Paraguay 152,582 120,589 31,993 Panama 127,733 79,605 48,128 Bolivia 110,836 107,339 3,497 Honduras 65,209 65,209 0 Costa Rica 57,901 57,901 0 El Salvador 37,128 24,133 12,995 Sub-total 6,888,846 4,650,600 2,238,246 1.17% 1.11% D.3.2.6. European Free Trade Association (‘EFTA’) Countries D.3.2.6. European Free Trade Association (EFTA) Countries Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Norway 763,178 762,178 1,000 Iceland 530,418 530,418 0 Switzerland 72,641 65,141 7,500 Sub-total 1,366,237 1,357,737 8,500 0.23% 0.26% * This designation is without prejudice to positions on status and it is in line with UNSCR 1244/1999 and the ICJ Opinion on the Kosovo declaration of independence. * EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 61 23 D.3.2.7. Mediterranean Countries D.3.2.7. Mediterranean Countries Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Egypt 6,571,157 4,267,182 2,303,975 Morocco 5,105,187 3,021,232 2,083,955 Tunisia 2,596,897 1,490,593 1,106,304 Jordan 1,995,816 937,838 1,057,978 Israel* 1,795,235 1,211,138 584,097 Lebanon 705,170 228,570 476,600 Palestine** 375,087 297,578 77,509 Algeria 200,450 200,450 0 Regional - Mediterranean 82,735 52,735 30,000 Syrian Arab Republic 18,705 18,705 0 Sub-total 19,446,439 11,726,021 7,720,418 3.31% 3.43% *The EIB’s total disbursed exposure in Israel amounted to EUR 1,211.1 million at the end of 2024 (compared to EUR 768.2 million at the end of 2023), of which EUR 279.5 million, or 23%, is secured by EU Political Risk Guarantees, EUR 927.3 million, or 77%, is at the EIB’s own risk and EUR 4.3 million, or 0%, is covered under Risk Sharing Mandates (compared to EUR 298.7 million, or 39%, EUR 435.5 million, or 57% and EUR 34.0 million, or 4% respectively, at the end of 2023). A further EUR 584.1 million has been committed in signed operations not yet disbursed at the end of 2024 (compared to EUR 1,087.8 million at the end of 2023), of which EUR 580.6 million, or 99%, is at the EIB’s own risk and EUR 3.5 million, or 1%, under Risk Sharing Mandates (compared to EUR 1,068.3 million, or 98% and EUR 19.5 million, or 2% respectively, at the end of 2023). **The EIB’s total disbursed exposure in Palestine (This designation shall not be construed as recognition of a State of Palestine and is without prejudice to the individual positions of the EU Member States on this issue.) amounted to EUR 297.6 million at the end of 2024 (compared to EUR 104.8 million at the end of 2023), of which EUR 291.2 million, or 98%, is secured by EU Comprehensive Guarantees and EUR 6.4 million, or 2%, under Risk Sharing Mandates (compared to EUR 95.8 million, or 91%, secured by EU Comprehensive Guarantees and EUR 9.0 million, or 9%, at the EIB’s own risk, at the end of 2023). A further EUR 77.5 million has been committed in signed operations not yet disbursed, which is fully secured by EU Comprehensive Guarantees (compared to EUR 264.2 million at the end of 2023, also fully secured by EU Comprehensive Guarantees). D.3.2.8. Overseas Countries and Territories (‘OCT’) D.3.2.8. Overseas Countries and Territories (OCT) Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Sint Maarten 48,128 48,128 0 New Caledonia 46,881 46,881 0 French Polynesia 7,707 7,707 0 Sub-total 102,716 102,716 0 0.02% 0.02% D.3.2.9. Eastern Europe, Southern Caucasus D.3.2.9. Eastern Europe, Southern Caucasus Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Armenia 815,208 450,400 364,808 Belarus* 350,000 0 350,000 Azerbaijan 57,085 14,085 43,000 Sub-total 1,222,293 464,485 757,808 0.21% 0.13% * The EIB had no remaining disbursed loan exposure in Belarus at the end of 2024 (compared to EUR 6.7 million at the end of 2023, which was fully secured by EU Political Risk Guarantees). A further EUR 350.0 million has been committed in signed operations not yet disbursed, which is fully secured by EU Comprehensive Guarantees (compared to EUR 350.0 million at the end of 2023, fully secured by EU Comprehensive Guarantees). The EIB stopped signatures in Belarus following the country’s disputed presidential elections in August 2020 and will continue to maintain such a stance, in line with EU policy and existing applicable sanctions. D.3.2.10. United Kingdom D.3.2.10. United Kingdom Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 United Kingdom 24,467,374 24,467,374 0 Sub-total 24,467,374 24,467,374 0 4.17% 4.39% D.3.2.11. South Africa D.3.2.11. South Africa Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 South Africa 1,118,182 306,182 812,000 Sub-total 1,118,182 306,182 812,000 0.19% 0.10% Total loans for projects outside the European Union 97,675,746 67,451,367 30,224,379 16.64% 16.73% Total loans 2024(1) 587,185,818 457,075,096 130,110,722 100.00% Total loans 2023(1) 575,622,850 445,409,241 130,213,609 100.00% (1) Including loan substitutes (Notes B.2 and D.1), excluding loan instalments receivables (2024: EUR 601 million, 2023: EUR 166 million). 56

D.4. Provisions in respect of guarantee operations

A provision for guarantees issued has been recognised corresponding to the loss for which the Bank is expected to be liable towards the beneficiary. This provision amounts to EUR '000 76,303 as at 31 December 2024 (2023: EUR '000 77,139).

Note E – Shares and other variable-yield securities, participating interests and shares in affiliated undertakings (EUR '000)

E.1. Shares, other variable-yield securities and participating interests

	Participating interests	Shares and other variable-yield securities				
	Private Equity and Venture Capital Operations(1)	Private Equity and Venture Capital Operations(1)	EBRD shares(2)	Equity investments and Infrastructure funds(1)	Other equity investments	Total(3)
Cost:						
At 1 January 2024	461,655	6,033,670	157,500	3,832,462	1,248	**10,024,880**
Additions(4)	73,055	1,075,911	121,020	728,389	339	**1,925,659**
Reflows/Terminations(4)	-27,218	-930,990	0	-448,541	-961	**-1,380,492**
At 31 December 2024	**507,492**	**6,178,591**	**278,520**	**4,112,310**	**626**	**10,570,047**
Value adjustments:						
At 1 January 2024	-21,709	-400,188	0	-120,588	0	**-520,776**
Additions	-12,512	-109,544	0	-69,630	0	**-179,174**
Releases	3,508	79,613	0	18,566	0	**98,179**
At 31 December 2024	**-30,713**	**-430,119**	**0**	**-171,652**	**0**	**-601,771**
Net book value:						
At 31 December 2024	**476,779**	**5,748,472**	**278,520**	**3,940,658**	**626**	**9,968,276**
At 31 December 2023	**439,946**	**5,633,482**	**157,500**	**3,711,874**	**1,248**	**9,504,104**

(1) The amounts signed but not yet disbursed disclosed off-balance sheet are respectively:
In relation to "*Shares and other variable-yield securities*" and "*Participating interests*":
- for private equity and venture capital operations EUR '000 4,902,793 (2023: EUR '000 4,781,500);
- for equity investments and infrastructure funds EUR '000 3,887,979 (2023: EUR '000 3,312,394);
- from the total Private Equity and Venture Capital Operations 99% fall under category I and II, as defined in the Note A.2.7.1.

(2) The amount of EUR '000 278,520 (2023: EUR '000 157,500) corresponds to the capital paid in by the Bank as at 31 December 2024 with respect to its subscription of EUR '000 1,021,460 (2023: EUR '000 900,440) to the capital of the European Bank for Reconstruction and Development ('EBRD').

(3) The total amount includes only shares and other variable-yield securities.

(4) The "Additions" and "Reflows/Terminations" amounts include foreign exchange movements.

As at 31 December 2024, the Bank holds 3.30% of the subscribed capital of the EBRD (2023: 3.03%). In September 2024 the Bank subscribed to 12,102 additional paid-in shares in the capital of the EBRD, of nominal value EUR '000 10 each, with total value of EUR '000 121,020, payable in five equal annual instalments, starting with April 2025. Based on the audited 2023 EBRD financial statements prepared in accordance with International Financial Reporting Standards, the share of underlying net equity of the Bank in EBRD amounted to EUR 674 million.

In EUR million	% held	Total own funds	Total net result	Total assets
EBRD (31.12.2023)*	3.03	22,268	2,098	73,922

* The data is based on the most recent audited financial statements of EBRD.

E.2. Shares in affiliated undertakings

The European Investment Fund

A balance of EUR '000 1,578,169 (2023: EUR '000 1,579,962) corresponds to the amount paid in by the Bank in respect of its subscription of EUR '000 4,401,000 (2023: EUR '000 4,406,000) to the capital of the European Investment Fund ('EIF' or 'Fund'), with its registered office in Luxembourg.

As at 31 December 2024 the Bank holds 59.72% (2023: 59.78%) of the subscribed capital of the EIF amounting to EUR 7.4 billion (2023: EUR 7.4 billion).

57 2024 FINANCIAL REPORT

eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 63 25 During 2024, the Bank sold 5 shares for a price of EUR 596,674 per share. As a result, as at 31 December 2024 the Bank holds 4,401 shares in EIF (2023: 4,406 shares). Under the terms of a replacement share purchase undertaking (“RSPU”) with respect to the 779 EIF shares subscribed by EIF’s minority shareholders, the EIB is offering to buy these shares at any time under the RSPU at a price per share of currently EUR 620,389.29. This price corresponds to the part of each share in the called capital of the EIF, increased by the share premium account, the statutory reserves, the retained earnings, the fair value reserve and the profit of the year, adjusted by the dividend for the year. The agreed formula is being applied to the approved and audited annual accounts of the EIF for the financial year in which the option is exercised. The nominal value of EUR ‘000 483,283 (2023: EUR ‘000 461,826) of the put option granted to this minority shareholder group, shown off-balance sheet, has been calculated on the basis of the 2023 audited EIF statutory accounts prepared according to the International Financial Reporting Standards. In EUR ‘000 % held Total own funds Total net result Total assets EIF (31.12.2023)* 59.78 4,595,206 233,743 6,553,937 EIF (31.12.2024)** 59.72 4,865,812 279,773 7,788,711 * The data is based on the most recent audited Financial Statements of EIF. ** The data is based on the preliminary unaudited Financial Statements of EIF. Note F – Intangible and tangible assets (in EUR ‘000) Land Luxembourg buildings Furniture and equipment Total tangible assets Total intangible assets Cost: At 1 January 2024 20,145 454,117 74,405 548,667 135,649 Additions 0 73,084 27,444 100,528 86,835 Disposals 0 0 -18,144 -18,144 -42,992 At 31 December 2024 20,145 527,201 83,705 631,051 179,492 Accumulated depreciation/amortisation: At 1 January 2024 0 -235,718 -31,303 -267,021 -40,743 Depreciation/amortisation 0 -7,752 -24,682 -32,434 -51,940 Disposals 0 0 18,144 18,144 42,998 At 31 December 2024 0 -243,470 -37,841 -281,311 -49,685 Carrying amount: At 31 December 2024 20,145 283,731 45,864 349,740 129,807 At 31 December 2023 20,145 218,399 43,102 281,646 94,906 The Luxembourg buildings category includes cost relating to the construction of a new building for an amount of EUR ’000 184,312 (2023: EUR ’000 111,253), which is expected to be completed in 2026. The ongoing internally generated projects captured under intangible assets amount to EUR ‘000 66,688 at end of 2024 (2023: EUR ‘000 56,153). 58

2024 FINANCIAL REPORT 64 26 Note G – Other assets and Other liabilities (in EUR ‘000) Other assets 31.12.2024 31.12.2023 Accounts receivable and sundry debtors 237,371 217,441 Guarantee call receivable 95,472 141,597 InvestEU receivable 84,310 35,201 Fair value of derivatives 41,496 55,747 EGF management fee receivable 4,862 6,376 Advances on salaries and allowances 1,094 1,256 Other 2,551 2,382 Total 467,156 460,000 Other liabilities 31.12.2024 31.12.2023 Capital repayable to the UK(*) 1,995,904 2,295,904 Optional Supplementary Provident Scheme (Note L) 880,107 791,070 First Loss Piece Contribution(***) 416,248 340,821 EIF Pension Plan 383,298 341,189 Accounts payable and sundry creditors(*****) 180,292 166,188 Transitory account on loans 180,258 670,778 Capital increase payable to EBRD(**) 121,020 0 Personnel costs payable 75,301 75,711 Fair value of derivatives 36,179 35,232 Payable on HIPC initiative(****) 13,596 13,596 Western Balkans infrastructure fund 97 97 Other(*****) 141,600 115,591 Total 4,423,900 4,846,177 (*) In accordance with the Article 150(4) of the Agreement on the withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community, and as amended by COUNCIL DECISION (EU) 2020/769 of 10 June 2020, the EIB will repay to the UK EUR 3.5 billion of paid-in capital in twelve annual instalments starting with 15 October 2020 (the first eleven instalments will be EUR 300,000,000 each and the final one will be EUR 195,903,950). The instalments due on 15 October 2020, 15 October 2021, 14 October 2022, 13 October 2023 and 15 October 2024 were settled in full. (**) In September 2024 the Bank subscribed to 12,102 additional paid-in shares in the capital of the EBRD, nominal value of EUR ‘000 10 each, with total value of EUR ’000 121,020, payable in five equal annual instalments on 30 April 2025, 30 April 2026, 30 April 2027, 30 April 2028 and 30 April 2029 (Note E.1). (***) Contribution related to First loss piece ('FLP'). FLP is a form of portfolio-based collateral under which all the losses incurred on a portfolio of exposures are absorbed by the FLP, until it has been fully exhausted. Only after that point the more senior tranches can incur some losses too. (****) Heavily Indebted Poor Countries (‘HIPC’) initiative. (*****) A reclassification was made between the captions to improve the readability of Financial Statements. 59 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 65 27 Note H – Subscription to the capital of the Bank, own funds and appropriation of prior year’s profit H.1. Statement of Subscriptions to the Capital of the Bank (in EUR) As at 31 December 2024 and 31 December 2023 Member States Subscribed capital Uncalled capital(*) Called capital Germany 46,722,369,149 42,555,081,742 4,167,287,407 France 46,722,369,149 42,555,081,742 4,167,287,407 Italy 46,722,369,149 42,555,081,742 4,167,287,407 Spain 28,033,421,847 25,533,049,371 2,500,372,476 Belgium 12,951,115,777 11,795,972,691 1,155,143,086 Netherlands 12,951,115,777 11,795,972,691 1,155,143,086 Poland 11,366,679,827 10,352,856,629 1,013,823,198 Sweden 8,591,781,713 7,825,458,763 766,322,950 Denmark 6,557,521,657 5,972,639,556 584,882,101 Austria 6,428,994,386 5,855,575,961 573,418,425 Finland 3,693,702,498 3,364,251,741 329,450,757 Greece 3,512,961,713 3,199,631,688 313,330,025 Portugal 2,263,904,037 2,061,980,655 201,923,382 Czech Republic 2,206,922,328 2,010,081,290 196,841,038 Hungary 2,087,849,195 1,901,628,594 186,220,601 Ireland 1,639,379,073 1,493,158,667 146,220,406 Romania 1,639,379,073 1,493,158,667 146,220,406 Croatia 1,062,312,542 967,562,174 94,750,368 Slovakia 751,236,149 684,231,479 67,004,670 Slovenia 697,455,090 635,247,290 62,207,800 Bulgaria 510,041,217 464,549,338 45,491,879 Lithuania 437,633,208 398,599,585 39,033,623 Luxembourg 327,878,318 298,634,014 29,244,304 Cyprus 321,508,011 292,831,891 28,676,120 Latvia 267,076,094 243,254,895 23,821,199 Estonia 206,248,240 187,852,433 18,395,807 Malta 122,381,664 111,466,131 10,915,533 Total 248,795,606,881 226,604,891,420 22,190,715,461 (*) Can be called by decision of the Board of Directors to such extent as may be required for the Bank to meet its obligations. 60

2024 FINANCIAL REPORT 66 28 H.2. Own funds and appropriation of prior year’s profit (in EUR ‘000) Statement of movements in own funds 2024 2023 Share Capital: - Subscribed capital (2) 248,795,607 248,795,607 - Uncalled(2) -226,604,892 -226,604,892 - Called capital 22,190,715 22,190,715 Reserves and profit for the year: Reserve fund: - Balance at beginning of the year 24,879,561 24,879,561 - Balance at end of the year 24,879,561 24,879,561 Additional reserves: - Balance at beginning of the year 18,287,284 16,579,738 - Appropriation of prior year's profit(1) 405,399 1,707,546 - Balance at end of the year 18,692,683 18,287,284 Special activities reserve: - Balance at beginning of the year 11,194,601 10,303,216 - Appropriation of prior year's profit(1) 1,470,954 891,385 - Balance at end of the year 12,665,555 11,194,601 General loan reserve: - Balance at beginning of the year 1,883,372 2,115,966 - Appropriation of prior year's profit(1) 398,051 -232,594 - Balance at end of the year 2,281,423 1,883,372 Profit for the financial year 2,891,475 2,274,404 Total own funds 83,601,412 80,709,937 (1) On 26 April 2024 the Board of Governors decided to appropriate the profit of the Bank for the year ended 31 December 2023, which amounted to EUR ‘000 2,274,404, to the additional reserves, the special activities reserve and the general loan reserve. The fact that amounts are being released from/added to the general loan reserve or the special activities reserve is the consequence of the evolution of the risks of the underlying operations. (2) Please refer to Note H.3. H.3. Subscribed capital and reserves, called but not paid (in EUR ‘000) The amount of EUR ‘000 159,848 shown in the balance sheet under the caption “Subscribed capital and reserves, called but not paid” contains receivable from the Member States Poland and Romania following the Asymmetrical Capital Increase on 1 March 2020. The contributions to the Subscribed capital called and to the Reserves amount to EUR 5,386,000,000 and EUR 125,452,381, respectively. The total amount to be paid by the Member States has been equally spread over ten equal semi-annual instalments due on 31 December 2020, 30 June 2021, 31 December 2021, 30 June 2022, 31 December 2022, 30 June 2023, 31 December 2023, 30 June 2024, 31 December 2024 and 30 June 2025. The instalments due during the year, including 31 December 2024, were settled in full. 31.12.2024 31.12.2023 Subscribed capital called but not paid (Poland and Romania) 49,157 147,474 Reserves called but not paid (Poland and Romania) 110,691 332,074 Total 159,848 479,548 61

eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 67 29 Note I – Prepayments and accrued income and Accruals and deferred income (in EUR ‘000) Prepayments and accrued income 31.12.2024 31.12.2023 Impact from foreign exchange changes on currency swap contracts 8,850,447 6,450,972 Interest and commission receivable 8,222,115 8,612,559 Deferred borrowings and swaps charges 1,152,364 1,031,051 Mandates' commission receivable 81,690 79,015 Redemption premiums on swaps receivable(*) 7,173 14,355 Other 1,071 1,149 Total 18,314,860 16,189,101 Accruals and deferred income 31.12.2024 31.12.2023 Interest and commission payable 9,152,874 8,903,289 Impact from foreign exchange changes on currency swap contracts 5,353,772 7,045,385 Deferred borrowings and swaps proceeds 936,733 1,152,243 Redemption premiums on swaps payable(*) 360,802 341,936 Deferred income on loans and guarantees 341,950 324,519 Interest subsidies received in advance 218,771 177,969 Other 181 387 Total 16,365,083 17,945,728 (*) Redemption premiums on swaps receivable and payable represent end payments of the underlying swap agreements for those agreements which include such features. Note J – Amounts owed to credit institutions and customers (in EUR ‘000) J.1. Amounts owed to credit institutions 31.12.2024 31.12.2023 Repayable on demand 750,387 1,094,567 - Overnight deposits 750,387 1,094,567 With agreed maturity or periods of notice 107,186 1,051,719 - Repo with credit institutions 107,186 1,051,719 Total 857,573 2,146,286 J.2. Amounts owed to customers 31.12.2024 31.12.2023 Repayable on demand 3,096,585 1,917,903 - Overnight deposits 0 81 - European Union and Member States' accounts: - For Special Section operations and related unsettled amounts 246,637 414,924 - Deposit accounts 2,849,948 1,502,898 With agreed maturity or periods of notice 120,487 159,477 - Short-term deposits 120,487 159,477 Total 3,217,072 2,077,380 62

Note K – Debts evidenced by certificates (in EUR '000)

In its financing activity, one of the Bank's objectives is to align its funding strategy with the funds required for the loans granted, notably in terms of currencies. The caption *"Debts evidenced by certificates"* includes *"Debt securities in issue"* (securities offered to the general investing public) and *"Others"* (private placements). The table below discloses the details of debts outstanding as at 31 December 2024 and 31 December 2023 per currency, together with the average rates and due dates (earliest/latest).

Payable in	Outstanding as at 31.12.2024	Average rate 2024(*)	Due dates	Outstanding as at 31.12.2023	Average rate 2023(*)
EUR	253,981,303	1.68	2025/2061	261,675,719	1.62
USD	115,087,825	3.03	2025/2058	97,159,685	2.70
GBP	37,075,272	3.79	2025/2054	34,889,117	3.73
PLN	9,254,971	3.63	2025/2043	8,950,340	3.62
AUD	8,670,109	3.00	2025/2040	9,600,389	2.90
SEK	4,667,510	1.98	2025/2040	4,685,022	1.97
CAD	3,298,087	2.43	2025/2045	4,382,496	2.27
CHF	3,039,264	2.06	2025/2036	3,370,086	2.10
NOK	2,051,717	3.32	2025/2037	3,474,045	2.87
ZAR	1,848,151	7.80	2025/2035	2,054,012	8.01
JPY	1,036,349	2.24	2025/2053	1,158,921	2.29
DKK	700,495	0.53	2025/2031	781,461	0.99
MXN	686,762	7.14	2025/2033	996,096	6.36
CNY	412,749	2.77	2025/2026	570,635	2.80
NZD	391,215	3.27	2027/2028	414,191	3.27
CZK	202,690	3.95	2025/2034	204,612	5.16
INR	179,910	7.15	2029/2033	43,523	7.40
HKD	85,517	2.47	2025/2029	34,757	0.53
BRL	54,472	9.25	2027/2027	65,276	9.25
EGP	37,958	15.75	2026/2027	29,242	14.00
HUF	36,465	11.50	2025/2025	55,643	9.06
RON	20,706	2.23	2026/2026	20,701	2.23
RUB	16,554	4.25	2026/2026	66,310	3.89
TRY	15,636	10.67	2026/2027	137,218	9.83
Total	**442,851,687**			**434,819,497**	

(*) Weighted average interest rates as at the balance sheet date.

The principal and interest of certain structured borrowings are index linked to stock exchange indexes (historical value: EUR 500 million in 2024; EUR 500 million in 2023). All such borrowings are fully hedged through structured swap operations.

The table below provides the movements in 2024 and 2023 for debts evidenced by certificates:

(In EUR million)	2024	2023
Balance as at 1 January	434,819	431,698
Issuances during the year	106,721	112,248
Contractual redemptions	-106,275	-106,053
Early redemptions and buy-backs	-214	-202
Exchange adjustments	7,801	-2,872
Balance as at 31 December	**442,852**	**434,819**

63 2024 FINANCIAL REPORT

Note L – Provisions – pension plans and health insurance scheme (in EUR '000)

The Bank's main pension scheme is a defined-benefit pension scheme funded by contributions from staff and from the Bank covering all employees. All contributions of the Bank and its staff are invested in the assets of the Bank.

The pension plans and health insurance scheme provisions are as follows (in EUR '000):

	2024	2023
Staff pension plan:		
Provision at 1 January	**4,122,209**	**3,826,889**
Payments made during the year	-98,229	-110,021
Recognition of actuarial losses	65,836	91,560
Annual contributions and interest	331,757	313,781
Sub-total staff pension plan	**4,421,573**	**4,122,209**
Management Committee pension plan		
Management Committee pension plan	48,355	44,916
Recognition of actuarial losses	1,283	1,716
Annual contributions	2,082	2,697
Sub-total Management Committee pension plan	**51,720**	**49,329**
Health insurance scheme:		
Provision at 1 January	536,918	495,989
Payments made during the year	-41,334	-34,674
Recognition of actuarial losses	23,897	24,392
Annual contributions and interest	56,541	51,211
Sub-total health insurance scheme	**576,022**	**536,918**
Total provisions at 31 December	**5,049,315**	**4,708,456**

The above figures do not include the liability towards members of staff in respect of the Optional Supplementary Provident Scheme (a defined contribution pension scheme). The corresponding amount of EUR 880 million (2023: EUR 791 million) is classified under "*Other liabilities*" (Note G).

Details of the principal assumptions used in the estimate of the defined benefit obligation are detailed below.

The provision in respect of future retirement and health insurance benefits was valued as at 31 December 2024 by an independent actuary using the projected unit credit method based on membership data as at 30 September 2024 (adjusted to 31 December 2024 by estimating service accruals in the remaining 3 months of 2024) and cashflows to 31 December 2024. The actuarial valuation was updated as at 31 December 2024, using the prevailing market rates of 31 December 2024 and the following assumptions (for the staff pension and medical plans):

- a discount rate of 3.75% (2023: 3.66%) for determining the actuarial present value of benefits accrued in the pension and health insurance scheme, corresponding to 20.54-year duration (2023: 21.07-year duration);
- the Bank expects the remuneration of post-employment reserves to be set at a rate of 1.5% (2023: 1.5%) on top of the discount rate of 3.75%;
- progressive retirement assumed between the age of 55 and 65 and depending on NRA (normal age of retirement) (2023: same assumption);
- a combined average impact of the increase in the cost of living and career progression of 3.3% (2023: 3.3%);
- expected annual resignation rates ranging from 27% to 1% (2023: from 27% to 1%), decreasing with age;
- a rate of adjustment of pensions of 2.3% per annum (2023: 2.3%);
- use of the ICSLT longevity table 2023 projected to 2024 (2023: ICSLT longevity table 2018 projected to 2023);
- a medical cost inflation rate of 4.3% per annum (2023: 4.3%).

The provisions for these schemes are adjusted when needed according to the actuarial valuation, as per the tables above.

The actuarial valuation of the pension plans and the healthcare scheme as at 31 December 2024 revealed an unrecognised loss of EUR '000 1,258,820 (2023: EUR '000 1,425,286) of which EUR '000 637,108 (2023: EUR '000 823,678) was reported in excess of the 10% corridor. The total amortisation recorded in the profit and loss account for 2024 amounted to EUR '000 91,015 (2023: EUR '000 117,668).

Note M – Profit for the financial year

The appropriation of the balance of the profit and loss account for the year ended 31 December 2024, amounting to EUR '000 2,891,475 will be submitted to the Board of Governors for approval by 25 April 2025. The proposed surplus for the financial year to be appropriated is as follows:

- Additional reserves EUR 1,327.9m;
- Special activities reserve EUR 1,349.6m;
- General loan reserve EUR 214.0m.

EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 64

Note N – Interest receivable and similar income and Interest payable and similar charges

N.1. Net interest income (in EUR '000)

	2024	2023
Interest receivable and similar income:		
Cash in hand, balance with central banks and post office banks	0	2,459
Treasury bills and other bills eligible for refinancing with central banks and debt securities including fixed-income securities	1,652,461	1,303,397
Loans and advances to credit institutions and customers	15,585,871	14,411,708
Derivatives	10,122,640	10,352,382
Negative interest on interest bearing liabilities	135	161
Total	**27,361,107**	**26,070,107**
Interest payable and similar charges:		
Amounts owed to credit institutions and customers	-92,851	-89,904
Debts evidenced by certificates	-10,242,302	-8,838,886
Derivatives	-13,149,955	-13,650,646
Negative interest on interest bearing assets	-73	-359
Other	-362,559	-299,723
Total	**-23,847,740**	**-22,879,518**
Net interest income	**3,513,367**	**3,190,589**

N.2. Geographical analysis of Interest receivable and similar income (in EUR '000)

	2024	2023
EU countries		
Spain	1,660,026	1,457,072
Italy	1,481,352	1,325,307
France	1,387,366	1,223,203
Poland	1,329,108	1,237,887
Germany	746,910	701,179
Netherlands	492,742	290,689
Greece	445,840	479,218
Sweden	431,823	321,869
Belgium	397,245	323,479
Austria	355,803	391,181
Hungary	338,586	428,516
Finland	287,455	221,819
Luxembourg	285,294	4,840
Portugal	254,937	233,259
Czech Republic	201,937	187,964
Ireland	157,342	133,049
Romania	148,728	118,162
Denmark	90,320	81,863
Slovakia	80,893	89,327
Cyprus	62,895	55,448
Estonia	58,879	38,443
Croatia	56,242	56,093
Slovenia	53,347	52,203
Bulgaria	41,257	42,204
Lithuania	33,897	23,007
Latvia	30,336	24,390
Malta	9,938	8,319
Total EU countries	**10,920,498**	**9,549,990**
Outside the European Union	2,944,172	2,859,348
Total income analysed per country	**13,864,670**	**12,409,338**
Income not analysed per country(1)	13,496,437	13,660,769
Total interest receivable and similar income	**27,361,107**	**26,070,107**
(1) Income not analysed per country:		
· Revenue from LTHP and loan substitutes portfolio	890,689	666,359
· Revenue from SLP	165,984	84,879
· Revenue from money-market securities	595,788	552,148
· Revenue from other securities	0	11
· Revenue from short-term investments and other operations	1,721,336	2,004,990
· Income from derivatives	10,122,640	10,352,382
	13,496,437	**13,660,769**

65 2024 FINANCIAL REPORT

eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 71 33 Note O – Commissions receivable and Commissions payable (in EUR ‘000) 2024 2023 Commissions receivable: Commissions on guarantees 206,134 140,533 Commissions on InvestEU 58,475 57,601 Commissions receivable from intra-group services 39,650 10,391 Commissions income on loans 37,403 35,056 Commissions on Jaspers 30,045 31,064 Commissions on Investment Facility - Cotonou 25,331 27,529 Commissions on EGF 21,561 24,373 Commissions on DFIs (2014-20, 2021-27) 19,657 13,803 Commissions on Modernisation Fund 13,495 11,935 Commissions on Innovation Fund 8,930 8,668 Commissions on Fi-Compass 7,465 7,590 Commissions on RRF 6,884 6,094 Commissions on EU for Ukraine Fund 5,155 2,205 Commissions on Neighbourhood Investment Facility 5,142 1,496 Commissions on EFSI 4,986 12,026 Commissions on Trust Fund Management fees 3,909 9,581 Commissions on JESSICA Holding Funds 2,762 3,452 Commissions on EIC Fund 2,500 0 Commissions on other mandates 33,084 38,464(*) Total commissions receivable 532,568 441,861 2024 2023 Commissions payable Risk remuneration for guarantees received -287,436 -330,302 Commissions payable from intra-group services -76,137 -71,898 Other commissions payable -28,156 -33,479 Total commissions payable -391,729 -435,679 (*) A reclassification was made between the captions in order to improve the readability of the Financial Statements. Note P – Net result on financial operations (in EUR ‘000) 2024 2023 Net result on debt securities portfolios 69,409 113,618 Net result on derivatives 15,418 -84,122 Net result on repurchase of debts evidenced by certificates -92 0 Net result on translation of balance sheet positions -4,938 2,449 Net result on shares and other variable-yield securities -89,732 -39,067 Total net result on financial operations -9,935 -7,122 Note Q – Net other operating income and expense (in EUR ‘000) 2024 2023 Rental income 13,672 13,305 Sale of EIF shares 1,190 0 Other 53 1,768 Total net other operating income and expense 14,915 15,073 66

2024 FINANCIAL REPORT 72 34 Note R – General administrative expenses (in EUR ‘000) 2024 2023 Salaries and allowances(*) -617,328 -565,465 Welfare contributions and other staff costs -384,116 -397,058 Staff costs -1,001,444 -962,523 Other administrative expenses -409,639 -342,542 Total general administrative expenses -1,411,083 -1,305,065 (*) Of which the amount for the members of the Management Committee is EUR ‘000 3,992 in 2024 (2023: EUR ‘000 3,626). The number of persons employed by the Bank was 4,426 at 31 December 2024 (4,273 at 31 December 2023). Note S – Off-balance sheet special deposits for servicing borrowings This item represents the amount of coupons and bonds due, paid by the Bank to the paying agents, but not yet presented for payment by the holders of bonds issued by the Bank. Note T – Fair value of financial instruments(*) At the balance sheet date, the Bank records balance sheet financial instruments on the basis of their historical cost in foreign currency (apart from the securities liquidity portfolio) representing the amount received in the event of a liability or the amount paid to acquire an asset. The fair value of the financial instruments (mainly loans, treasury securities and borrowings) entered under assets or liabilities compared with their carrying amount is shown in the table below: At 31 December 2024 (in EUR million) Carrying amount Fair value(**) Financial assets: Cash in hand, balances with central banks and post office banks 105 105 Loans and advances to credit institutions and customers, excluding loan substitutes 477,950 474,647 Treasury bills and debt securities portfolios including loan substitutes 46,943 46,887 Shares, other variable-yield securities and participating interests 10,445 18,793 Total financial assets 535,443 540,432 Financial liabilities: Amounts owed to credit institutions and customers 4,075 4,075 Debts evidenced by certificates 442,852 431,345 Total financial liabilities 446,927 435,420 (*) Derivatives are not included in the table. Please refer to Note V. (**) Fair value including accrued interest. At 31 December 2023 (in EUR million) Carrying amount Fair value(**) Financial assets: Cash in hand, balances with central banks and post office banks 210 210 Loans and advances to credit institutions and customers, excluding loan substitutes 471,936 445,762 Treasury bills and debt securities portfolios including loan substitutes 46,155 45,937 Shares, other variable-yield securities and participating interests 9,944 18,088 Total financial assets 528,245 509,997 Financial liabilities: Amounts owed to credit institutions and customers 4,223 4,224 Debts evidenced by certificates 434,819 422,653 Total financial liabilities 439,042 426,877 (*) Derivatives are not included in the table. Please refer to Note V. (**) Fair value including accrued interest. 67 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 73 35 Note U – Risk management This note presents information about the Bank’s exposure to risks and their management and control, in particular the primary risks associated with its use of financial instruments. These are: • Credit risk - the risk of loss resulting from client or counterparty default and arising from credit exposure in all forms, including settlement risk2; • Market risk - the risk of losses on financial investments caused by adverse price movements. Examples of market risk are: changes in equity prices or commodity prices, interest rate moves or foreign exchange fluctuations: ➢ Interest rate and credit spread risk in the Banking Book (IRRBB and CSRBB) - from the Bank’s positions, the risk to the economic value or to the net interest income arising from adverse movements in interest rates and in market credit spreads that affect interest rates and market credit spread sensitive instruments respectively. IRRBB includes gap risk, basis risk and option risk; ➢ Foreign exchange rate risk - the risk to the economic value or to the income derived from the Bank’s positions due to adverse movements in currency exchange rates; • Liquidity and funding risk - the risk that the Bank is unable to fund assets or meet obligations at a reasonable price or, in extreme situations, at any price; and • Operational risk - the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events3 including, but not limited to, legal risk, model risk or information and communication technology (ICT) risk, but excluding strategic and reputational risk. In 2024, the staff was teleworking part of the time, including the teams dedicated to risk management and monitoring as part of normal business activity. With respect to such activities, the position keeping systems during teleworking are available in remote mode to the staff of Front, Middle and Back Office, as well as to Risk Management, with the same functionalities available under normal conditions. Risk management organisation The Bank’s objective is to analyse and manage risks so as to obtain the strongest possible protection for its assets, its financial result, and consequently its capital. While the Bank is generally not subject to legislative acts and guidelines applicable to commercial banks issued or adopted by the EU institutions, bodies and agencies (“EU Legislative Acts and Guidelines”), it has voluntarily decided to comply with these EU Legislative Acts and Guidelines to the extent determined by its Best Banking Practice framework, including the Best Banking Practice Guiding Principles, published by the Bank. The Group Risk and Compliance Directorate (‘GR&C’) independently identifies, assesses, monitors and reports credit, market, liquidity and funding and operational risks to which the Bank is exposed. In order to preserve segregation of duties and in accordance with the three lines of defence principle, GR&C is independent and provides second opinions on all proposals having risk implications. The Group has established a Group Risk Function under the responsibility of the Group Chief Risk Officer (‘GCRO’). Without prejudice to the statutory responsibilities of the President and the EIB Management Committee, respectively, the GCRO reports on Group Risks to the EIB Management Committee under the oversight of the MC member in charge of risk. The GCRO participates in all meetings of the EIB Management Committee relating to matters within his/her terms of reference and relevant meetings of the other EIB governing bodies. The Bank’s risk appetite The risk appetite is the level of risk that the EIB is willing and able to incur in pursuing its activities in the context of its public mission and objectives. Key to this is the EIB’s capacity to provide attractive long-term financing to serve EU objectives across all EU Member States (and beyond in Partner Countries). A primary pillar of the Bank’s business model is to retain the long-term AAA rating from the major rating agencies. The processes and activities performed by the Bank to manage its risk appetite are formalised in the EIB Risk Appetite Framework (‘RAF’) approved by the BoD. The RAF covers the major financial risks (including credit, liquidity, market and equity risks) and non-financial risks categories: (i) operational (e.g. people, information security, financial crime, technology, conduct, fraud, compliance and model risks) and (ii) other (e.g. climate change and environmental and reputational risks). It helps to embed a healthy organisational risk culture within the EIB through the implementation and the monitoring of measurable risk appetite metrics, which are subject to boundaries (limits for financial risk metrics) and (where applicable) cascaded further down within the Bank. The EIB’s RAF covers lending operations at its own risk and under risk-sharing agreements, its activities mandated to the EIF as well as its funding and treasury activities. As a public institution, the Bank does not aim to make profits from speculative exposures to risks. As a consequence, the Bank does not consider its treasury or funding activities as profit-maximising centres, even though performance objectives are attached to these activities. Investment activities are conducted within the primary objective of protection of the capital invested. With respect to exposures arising from the Bank’s lending, borrowing and treasury operations, the main financial risk principle of the Bank is therefore to ensure that all material market risks are hedged. The following sections disclose the credit, market, liquidity and funding and operational risks to which the Bank is exposed. For additional details, please refer to the EIB Group Risk Management Disclosure Report. 2 Settlement risk is defined as the risk of potential losses due to transactions which remain unsettled after their due delivery date and/or due to transactions that are settled later than the applicable market standard. Due to the nature of the Group’s operations, the most relevant instruments affected by settlement risk are those derivatives entered into by the Bank which imply an exchange of foreign currencies. Settlement risk management is covered in the Financial Risk Guidelines. 3 The definition of external events excludes cases of client bankruptcy or unfavourable market movements or similar events, which represent triggers for Credit and respectively Market Risk. 68

2024 FINANCIAL REPORT 74 36 Risk measurement and reporting system The Bank aligns its risk management systems to changing economic conditions and evolving regulatory standards. It adapts them on an ongoing basis as market practice develops. Systems are in place to control and report on the main risks inherent in the Bank’s operations, i.e. credit, interest rate, liquidity and funding, foreign exchange rate and operational risks. With the purpose to quantify their impact on the Bank’s solvency, liquidity, earnings and operations, risks are assessed and measured both under normal circumstances and under possible stressed conditions. Risk measurements consider the relevant metrics related to capitalisation, earnings, liquidity, exposure to market and operational risks. Information on credit, market, liquidity, financial and operational risks is reported to the Management Committee and to the Board of Directors on a monthly basis. Such information is presented and explained to the Management Committee and to the Board of Directors’ Risk Policy Committee on a regular basis. The Bank has a framework in place for managing interest rate (IR) risk, as well as FX risk. The Bank monitors and manages on a daily basis its IR (gap and basis) and FX positions within pre-approved limits. All new types of transactions introducing operational or financial risks must be authorised by the Management Committee, after the approval of the New Products Committee (‘NPC’). Sustainability of revenue and self-financing capacity The Bank’s Interest Rate Risk strategy forms an integral part of the Bank’s overall financial risk management. It reflects the expectations of the main stakeholders of the Bank in terms of stability of earnings, preservation of the economic value of own funds, and the self-financing of the Bank’s growth in the long term. To achieve these aims, the Interest Rate Risk Strategy considers a medium-to-long term horizon for the investment of the Bank’s own funds, in order to promote stability of revenues and to enhance overall returns. In practice, this is achieved by defining an investment profile producing a target duration for the Bank’s own funds between 4.5 and 5.5 years. In that context, the Asset/Liability Committee (‘ALCO’) performs regular checkpoints on the investment profile related to the Interest Rate Risk Strategy framework. U.1. Credit risk Credit risk concerns mainly the Bank's lending activities, treasury instruments such as debt securities, certificates of deposit and interbank term deposits, as well as the derivative and guarantee transactions. The credit risk associated with the use of derivatives is analysed in the ‘Derivatives’ section (Note V). Credit risk within the Bank is managed in line with the detailed internal guidelines. The purpose of these guidelines is to ensure the prudent management of credit risk. Whether or not a given entity is acceptable to the Bank as a counterpart in a lending operation is determined through careful analysis and evaluation of the entity using quantitative and qualitative metrics but also relying on experience and expert judgment. These guidelines establish minimum credit quality levels for borrowers and guarantors in lending operations and identify the acceptable transaction structure. They also detail the minimum requirements that loan contracts must meet in terms of key legal clauses and other contractual stipulations to ensure that the Bank's position is adequately safeguarded. Diversification of the loan portfolio is supported by a counterparty limit framework, sector limits for key industries and country thresholds for its exposures outside of the EU. To ensure that the additional risk involved in complex or structured lending transactions is adequately analysed, quantified and mitigated, specific detailed guidelines have been developed in respect of certain types of operations complementing the general guidelines. In analysing risks, the Bank applies an internal loan grading system and assigns internal ratings to counterparts. Credit guidelines undergo periodic adaptations to incorporate evolving operational circumstances changes in the applicable Best Banking Principles and respond to new mandates that the Bank may receive. Despite ongoing heightened geopolitical risks and some sectors particularly affected from subdued economic development, the overall credit quality of the loan portfolio is deemed stable at present. Preserving the quality of loan portfolio is enabled by a risk management strategy, based on a robust due diligence process, adequate lending structures and security, and standard protective clauses included in the loan agreements. In addition to the collaterals and the guarantees provided for lending exposures, some of the EIB exposures benefit of credit enhancements granted as part of different mandates. In addition, the Bank established a loan portfolio monitoring framework allowing for timely risk management decisions. The aggregate amount outstanding (loans and guarantees granted by the Bank) is limited at any time by its Statutory Gearing Ratio (Article 16.5 of Statute). For the purpose of calculating this ratio the Bank uses data drawn from the EU Accounting Directives (‘AD’) framework. At year-end 2024, EIB’s Statutory Gearing Ratio under EU Accounting Directive stand-alone accounts stood at 210.3% (2023: 206.1%) and under EU AD consolidated accounts stood at 215.9% (2023: 211.0%, max. 250% under Article 16.5 of the Statute). Prior year ratios have been amended for comparative purpose. Please refer to Note A.3. 69 eib statutory financial statements OF THE BANK 74 36 Risk measurement and reporting system The Bank aligns its risk management systems to changing economic conditions and evolving regulatory standards. It adapts them on an ongoing basis as market practice develops. Systems are in place to control and report on the main risks inherent in the Bank’s operations, i.e. credit, interest rate, liquidity and funding, foreign exchange rate and operational risks. With the purpose to quantify their impact on the Bank’s solvency, liquidity, earnings and operations, risks are assessed and measured both under normal circumstances and under possible stressed conditions. Risk measurements consider the relevant metrics related to capitalisation, earnings, liquidity, exposure to market and operational risks. Information on credit, market, liquidity, financial and operational risks is reported to the Management Committee and to the Board of Directors on a monthly basis. Such information is presented and explained to the Management Committee and to the Board of Directors’ Risk Policy Committee on a regular basis. The Bank has a framework in place for managing interest rate (IR) risk, as well as FX risk. The Bank monitors and manages on a daily basis its IR (gap and basis) and FX positions within pre-approved limits. All new types of transactions introducing operational or financial risks must be authorised by the Management Committee, after the approval of the New Products Committee (‘NPC’). Sustainability of revenue and self-financing capacity The Bank’s Interest Rate Risk strategy forms an integral part of the Bank’s overall financial risk management. It reflects the expectations of the main stakeholders of the Bank in terms of stability of earnings, preservation of the economic value of own funds, and the self-financing of the Bank’s growth in the long term. To achieve these aims, the Interest Rate Risk Strategy considers a medium-to-long term horizon for the investment of the Bank’s own funds, in order to promote stability of revenues and to enhance overall returns. In practice, this is achieved by defining an investment profile producing a target duration for the Bank’s own funds between 4.5 and 5.5 years. In that context, the Asset/Liability Committee (‘ALCO’) performs regular checkpoints on the investment profile related to the Interest Rate Risk Strategy framework. U.1. Credit risk Credit risk concerns mainly the Bank's lending activities, treasury instruments such as debt securities, certificates of deposit and interbank term deposits, as well as the derivative and guarantee transactions. The credit risk associated with the use of derivatives is analysed in the ‘Derivatives’ section (Note V). Credit risk within the Bank is managed in line with the detailed internal guidelines. The purpose of these guidelines is to ensure the prudent management of credit risk. Whether or not a given entity is acceptable to the Bank as a counterpart in a lending operation is determined through careful analysis and evaluation of the entity using quantitative and qualitative metrics but also relying on experience and expert judgment. These guidelines establish minimum credit quality levels for borrowers and guarantors in lending operations and identify the acceptable transaction structure. They also detail the minimum requirements that loan contracts must meet in terms of key legal clauses and other contractual stipulations to ensure that the Bank's position is adequately safeguarded. Diversification of the loan portfolio is supported by a counterparty limit framework, sector limits for key industries and country thresholds for its exposures outside of the EU. To ensure that the additional risk involved in complex or structured lending transactions is adequately analysed, quantified and mitigated, specific detailed guidelines have been developed in respect of certain types of operations complementing the general guidelines. In analysing risks, the Bank applies an internal loan grading system and assigns internal ratings to counterparts. Credit guidelines undergo periodic adaptations to incorporate evolving operational circumstances changes in the applicable Best Banking Principles and respond to new mandates that the Bank may receive. Despite ongoing heightened geopolitical risks and some sectors particularly affected from subdued economic development, the overall credit quality of the loan portfolio is deemed stable at present. Preserving the quality of loan portfolio is enabled by a risk management strategy, based on a robust due diligence process, adequate lending structures and security, and standard protective clauses included in the loan agreements. In addition to the collaterals and the guarantees provided for lending exposures, some of the EIB exposures benefit of credit enhancements granted as part of different mandates. In addition, the Bank established a loan portfolio monitoring framework allowing for timely risk management decisions. The aggregate amount outstanding (loans and guarantees granted by the Bank) is limited at any time by its Statutory Gearing Ratio (Article 16.5 of Statute). For the purpose of calculating this ratio the Bank uses data drawn from the EU Accounting Directives (‘AD’) framework. At year-end 2024, EIB’s Statutory Gearing Ratio under EU Accounting Directive stand-alone accounts stood at 210.3% (2023: 206.1%) and under EU AD consolidated accounts stood at 215.9% (2023: 211.0%, max. 250% under Article 16.5 of the Statute). Prior year ratios have been amended for comparative purpose. Please refer to Note A.3. EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 75 37 U.1.1. Loans To measure and manage credit risk on loans, the Bank has graded its lending operations according to generally accepted criteria, based on the borrower risk profile and transaction structure, including, where appropriate, the security and guarantees provided. The loan portfolio breakdown on types of borrowers / guarantors as at December 2024 is presented below, including undisbursed exposures. The table below shows the total signed exposures per counterparty type for loans granted by EIB, excluding those granted for projects outside the European Union which are granted under the External Lending Mandate (ELM), European Fund for Sustainable Development (EFSD), Neighbourhood, Development and International Cooperation Instrument, Investment Window 1 (NDICI IW 1)/European Fund for Sustainable Development Plus (EFSD+)4 and Cotonou Agreement where the Bank is, as the last resort, secured by the European Union budget or by the Member States guarantees (loans in the African, Caribbean and Pacific countries and the overseas countries and territories) (*): (*) These guarantees are either Comprehensive (covering all risks) or limited to defined Political Risks (non-transfer of currency, expropriation, war or civil disturbance, denial of justice upon breach of contract). In EUR million States Public institutions Banks Corporates Not guaranteed (1) Total 2024 Total 2023 Guarantor Borrower States 0 0 0 0 57,966 57,966 58,626 Public institutions 30,873 24,371 351 148 99,163 154,906 152,078 Banks 32,746 17,698 12,691 10,036 44,084 117,255 116,276 Corporates 8,099 5,272 5,336 40,733 127,979 187,419 180,137 Total 2024(2)(3)(4)(5) 71,718 47,341 18,378 50,917 329,192 517,546 Total 2023(2)(3)(4)(5) 76,277 49,174 19,560 48,717 313,389 507,117 (1) These amounts include loans for which no formal guarantee independent of the borrower and the loan itself was required, the borrower’s level of solvency itself represents adequate security. In the event of certain occurrences, appropriate contractual clauses ensure the Bank’s right to access independent security. (2) The loans in risk-sharing operations (credit enhanced by the Member States guarantee or the EU budget in the form of a political risk guarantee) amount to EUR 1,495 million as at 31 December 2024 (2023: EUR 1,769 million). (3) This amount does not include signed loan substitutes (2024: EUR 19,811 million; 2023: EUR 18,893 million). (4) These amounts exclude loans to current EU Member States granted before their accession to the European Union and guaranteed by the EU budget or the Member States. (5) The Bank has signed, in the context of EFSI SME window and European Guarantee Fund, funding lines for a total commitment not exceeding EUR 9,187 million (2023: EUR 9,187 million). The Bank recognises an undisbursed exposure when a firm commitment is signed with the respective underlying risk counterpart, for which the funding lines are expected to be drawn. 4 One EFSD+ contract is part of the own risk portfolio. 70

The Bank did not record value adjustments in 2023 and 2024 in respect of its EU sovereign and EU sovereign guaranteed exposure as at the year-end as the Bank's preferred creditor status and the protection given by the Bank's Statute are deemed to guarantee a full recovery of the Bank's assets upon maturity.

The table below discloses information regarding the sovereign credit risk on loans (apart from loans outside the European Union benefiting from EU budget or MS guarantees under the ELM, EFSD, NDICI IW 1/EFSD+[5] and Cotonou Agreements), where the Bank has either full own risk or bears a residual risk due to credit enhancement:

(in EUR million)	2024			2023		
	Acting as borrower		Acting as guarantor	Acting as borrower		Acting as guarantor
Country	Disbursed	Undisbursed	Signed	Disbursed	Undisbursed	Signed
Austria	0	0	124	0	0	133
Belgium	0	0	255	0	0	265
Bulgaria	964	250	298	1,012	0	297
Croatia	837	292	1,992	765	0	2,089
Cyprus	962	442	968	930	519	1,052
Czech Republic	2,011	913	0	1,160	1,314	0
Denmark	0	0	240	0	0	242
Estonia	474	490	69	642	90	77
Finland	0	0	97	0	0	105
France	0	0	3,858	0	0	3,946
Germany	0	0	1,546	0	0	1,583
Greece	6,652	2,102	7,670	7,059	1,659	9,007
Hungary	5,882	327	822	5,948	573	908
Ireland	1,905	0	1,731	1,665	240	1,186
Italy	5,344	655	5,401	5,852	1,105	6,798
Latvia	299	0	0	454	0	3
Lithuania	2,096	0	148	2,215	0	51
Luxembourg	0	9	219	0	9	230
Malta	72	0	268	72	0	295
Netherlands	0	0	265	0	0	281
Poland	6,302	210	19,268	6,113	330	19,074
Portugal	1,988	100	2,048	1,296	900	2,895
Romania	3,030	1,714	51	2,402	2,613	51
Slovakia	2,571	240	95	2,499	72	95
Slovenia	468	0	1,220	491	400	1,352
Spain	2,977	0	18,896	3,213	0	19,881
Sweden	0	0	155	0	0	543
Non-EU Countries	2,437	2,951	4,014	2,007	3,007	3,838
Total	**47,271**	**10,695**	**71,718**	**45,795**	**12,831**	**76,277**

The table below shows (in EUR million) the signed loans for projects outside the European Union under the ELM, EFSD, NDICI IW 1/EFSD+ and Cotonou Agreement benefiting from EU Budget or Member States guarantees:

Secured by:	31.12.2024	31.12.2023
Member States	3,413	3,640
European Union budget(1)	47,910	47,742
Total(2)(3)	**51,323**	**51,382**

(1) Of which EUR 1,495 million in risk-sharing operations (credit enhanced by the Member States guarantee or the EU budget in the form of a political risk guarantee) as explained above (2023: EUR 1,769 million).

(2) Including loans to current European Union Member States granted before their accession to the European Union and guaranteed by the European Union budget or the Member States.

(3) Financial guarantees granted by the Bank for a total amount of EUR 500.5 million (2023: EUR 470.6 million) which are secured by Member States or the EU budget. The aforementioned guarantees are not included in the analysis as provided in table above.

[5] One EFSD+ contract is part of the own risk portfolio.

71 2024 FINANCIAL REPORT

LOANS FOR PROJECTS OUTSIDE THE EUROPEAN UNION UNDER THE EU BUDGET OR MEMBER STATE GUARANTEE (in EUR million)

(including loans in the new Member States before accession)

BREAKDOWN OF LOANS SIGNED BY GUARANTEE

AGREEMENT	31.12.2024	31.12.2023
75% Member States guarantee		
- Cotonou partnership agreement	54	161
- Cotonou partnership 2nd agreement	961	1,017
- Cotonou Protocol 3 – OR / ACP	2,304	2,369
- Cotonou Protocol 3 – OR / OCT	94	93
Total 75% Member States guarantee	**3,413**	**3,640**
Total Member States guarantee	**3,413**	**3,640**
100% European Union budget guarantee		
- Russia – 500 m – 2004-2007	82	99
- EFSD	93	93
Total 100% European Union budget guarantee	**175**	**192**
70% European Union budget guarantee		
- South Africa – 375m – Decision 29.01.97	0	4
- Bosnia–Herzegovina – 100m 99/2001	2	5
- Euromed (EIB) – 2 310m – Decision 29.01.97	0	3
- North Macedonia – 150m – 1998/2000	0	2
- CEEC – 3 520m – Decision 29.01.97	0	14
Total 70% European Union budget guarantee	**2**	**28**
65% European Union budget guarantee		
- South Africa – 825m – 7/2000-1/2007	11	17
- South Africa – Decision 2/2007-12/2013	78	84
- ALA III – 2 480m –- 2/2000 – 7/2007	46	49
- ALA Decision – 2/2007-12/2013	1,058	1,077
- Euromed II – 6 520m – 2/2000-1/2007	368	536
- South Eastern Neighbours – 9 185m – 2/2000 – 7/2007	1,779	2,020
- Türkiye special action – 450m – 2001-2006	78	85
- Türkiye TERRA – 600m – 11/1999-11/2002	178	201
- PEV EE/CAS/RUS 1/2/2007 – 31/12/2013	1,554	1,646
- PEV MED 1/2/2007 – 31/12/2013	3,835	4,233
- Pre-Accession – 9 048m – 2007 – 2013	3,905	4,266
- Climate Change Mandate 2011 - 2013	895	929
- ELM Asia 2014-2020	1,266	1,260
- ELM Central Asia 2014-2020	351	348
- ELM East-Russia 2014-2020	6,498	6,670
- ELM Latin America 2014-2020	2,498	2,527
- ELM MED 2014-2020	7,628	8,373
- ELM Pre-Accession 2014-2020	3,577	3,769
- ELM RSA 2014-2020	117	121
- ELM ERI Private Mandate	637	851
- ELM ERI Public Mandate	1,324	1,344
- Global Europe NDICI IW 1	10,052	7,116
Total 65% European Union budget guarantee	**47,733**	**47,522**
Total European Union budget guarantee	**47,910**	**47,742**
Total(1)	**51,323**	**51,382**

(1) Financial guarantees granted by the Bank for a total amount of EUR 500.5 million (2023: EUR 470.6 million) which are secured by Member States or the EU budget. The aforementioned guarantees are not included in the analysis as provided in table above.

EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 72

2024 FINANCIAL REPORT 78 40 Collateral on loans (in EUR million) Among other credit mitigant instruments, the Bank uses pledges of financial securities. These pledges are formalised through a Pledge Agreement, enforceable in the relevant jurisdiction. The portfolio of collateral received in pledge contracts amounts to EUR 7,247 million (2023: EUR 8,958 million), with the following composition: As at 31 December 2024 Loan Financial Collateral (in EUR million) Moody's or equivalent rating Bonds Cash Total Government Supra-national Agency Secured Bonds (covered bonds) Bank and Corporate Bonds Aaa 49 233 0 417 54 0 753 Aa1 to Aa3 1,156 9 35 228 174 0 1,602 A1 0 0 0 0 67 0 67 Below A1 4,093 0 2 0 580 0 4,675 Non-Rated 0 0 0 0 0 150 150 Total 5,298 242 37 645 875 150 7,247 As at 31 December 2023 Loan Financial Collateral (in EUR million) Moody's or equivalent rating Bonds Cash Total Government Supra-national Agency Secured Bonds (covered bonds) Bank and Corporate Bonds Aaa 126 157 0 428 30 0 741 Aa1 to Aa3 1,184 9 31 766 146 0 2,136 A1 0 0 0 0 20 0 20 Below A1 5,144 0 2 0 583 0 5,729 Non-Rated 0 0 0 0 99 233 332 Total 6,454 166 33 1,194 878 233 8,958 A breakdown of disbursed loans outstanding (in EUR million) at 31 December, according to the sectors of the contract is set out below: Sector 2024 2023 Transports 130,569 128,499 Energy 73,948 67,564 Global Loans(1) 59,728 60,626 Health, education 38,578 37,075 Industry 36,570 35,498 Miscellaneous infrastructure 34,732 34,358 Water, sewerage 29,043 27,999 Services 18,675 18,903 Telecommunications 10,319 10,930 Agriculture, fisheries, forestry 5,103 5,065 Total(2) 437,265 426,517 (1) A global loan is a line of credit to an intermediary financing institution or a bank, which subsequently lends the proceeds, at its own risk, to finance small and medium-sized projects being undertaken by private or public sector promoters. (2) This amount does not include disbursed loan substitutes (2024: EUR 19,811 million; 2023: EUR 18,893 million). Arrears on loans Amounts in arrears are identified, monitored and reported according to the procedures defined in the bank-wide “Financial Monitoring Guidelines and Procedures.” These procedures follow best banking practices and are adopted for all loans managed by the EIB. As at 31 December 2024, the arrears above 90 days on loans from total portfolio amount to EUR 281 million (2023: EUR 82 million). The outstanding principal amount related to these arrears is EUR 861 million as at 31 December 2024 (2023: EUR 529 million). These are covered by a loan loss allowance of EUR 249 million (2023: EUR 177 million). Of the total amount in arrears above 90 days, only EUR 49 million (2023: EUR 12 million) relate to loans that do not benefit from a full or partial guarantee provided by the European Union or Member States. During 2024, EUR 103 million of arrears have been called under the guarantees of the European Union and EUR 3 million under the Member States guarantees. Corresponding amounts in 2023 were EUR 131 million and EUR 3 million, respectively. Also, during the year, EUR 16 million of arrears previously invoked under the guarantees of the European Union or the Member States have been refunded (2023: EUR 124 million). 73 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 79 41 Loan renegotiation and forbearance The EIB considers loans to be forborne loans (i.e. loans, debt securities and loan commitments) in respect of which forbearance measures have been extended. Forbearance measures consist of “concessions” that the EIB decides to make towards an obligor who is considered unable to comply with the contractual debt service terms and conditions due to its financial difficulties, in order to enable the obligor, to service the debt or to refinance, totally or partially, the contract. Exposures shall be treated as forborne if a concession has been made, irrespective of whether any amount is past-due, or the exposure is classified as defaulted. Exposures shall not be treated as forborne when the obligor is not in financial difficulties. Once renegotiated, the EIB will continue to closely monitor these loans. If the renegotiated payment terms will not recover the original carrying amount of the asset, the Bank will consider accounting for value adjustments in the profit and loss account. The need for a value adjustment for all loans whose Loan Grading (‘LG’) has deteriorated to E– is assessed regularly. Forbearance measures and practices undertaken by the Bank’s restructuring team during the reporting period include, but are not limited to, extension of maturities, deferral of capital only, deferral of capital and interest, waivers for breach of material covenants and capitalisation of arrears. Operations subject to forbearance measures are reported as such in the tables below. (in EUR million) 31.12.2024 31.12.2023 Performing Non-Performing Performing Non-Performing Number of contracts subject to forbearance practices 25 66 45 69 Carrying values (incl. interest and amounts in arrears) 635 1,567 1,844 1,723 of which being subject to value adjustments 0 1,093 0 1,169 Value adjustments recognised 0 381 0 283 Interest income in respect of forborne contracts 23 80 66 92 Exposures derecognised (following restructuring, write-off or sale of the operation) 0 127 0 89 Forbearance measures (in EUR million) 31.12.2023 Extension of maturities Deferral of capital only Deferral of capital and interest Breach of material financial covenants Other Contractual repayment and termination(1) 31.12.2024 Public 1,023 5 0 0 0 0 -576 452 Bank 27 1 0 0 0 177 -23 182 Corporate 2,517 0 0 0 8 321 -1,278 1,568 Total 3,567 6 0 0 8 498 -1,877 2,202 (1) Decreases are explained by repayments of capital, interest and amounts in arrears as well as write-offs which occurred during the year on operations already considered as forborne as at 31 December 2023 and by termination during the year. 74

2024 FINANCIAL REPORT 80 42 U.1.2. Treasury The credit risk associated with treasury instruments (securities, commercial papers, term deposits, etc.) is managed through selecting sound counterparties and issuers. The structure of the securities portfolio and limits governing outstanding treasury instruments have been laid down by the Management. These limits are reviewed regularly by the Group Risk and Compliance Directorate. The table below provides a percentage breakdown of the credit risk associated with the securities in the Treasury portfolios and the money markets products (deposits and reverse repos) in terms of the credit rating of counterparties and ultimate obligor rating or issue rating where relevant: Moody’s or equivalent rating Securities portfolio % Money market products % 31.12.2024 31.12.2023 31.12.2024 31.12.2023 Aaa 30 30 48 34 Aa1 to Aa3 37 33 27 30 A1 to A3 11 13 24 33 Below A3 22 24 1 3 Total 100 100 100 100 The total nominal amount of EIB Treasury assets with maturity above 1 year and a minimum rating of Aa3 stood at EUR 11,883 million at 31 December 2024 (2023: EUR 8,241 million). Collateral on treasury transactions The Bank enters into collateralised reverse repurchase and repurchase agreement transactions that may result in credit exposure in the event that the counterparty to the transaction is unable to fulfil its contractual obligations. The Bank controls credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with the Bank when deemed necessary. Tripartite repo and reverse repo operations are carried out with a third-party custodian who undertakes, on the basis of a framework contract, to guarantee compliance with the contractual terms and conditions, notably with respect to: - delivery against payment; - verification of collateral; - the collateral margin required by the lender which must always be available and adequate, with the market value of the securities being verified daily by the custodian; and - organisation of substitute collateral provided that this meets all the contractual requirements. Collateral received The treasury transactions include EUR 21,286 million (2023: EUR 23,419 million) in bilateral and tripartite reverse repurchase agreements, for all of which the Bank received financial collaterals. The market value of the financial collateral portfolio at 31 December 2024 is EUR 21,971 million (2023: EUR 23,207 million), with the following classification: Reverse Repurchase Agreements Financial Collateral (in EUR million) At 31 December 2024 Bonds Moody's or equivalent rating Government Supra-national Agency Secured Bonds (covered bonds) Bank and Corporate Bonds Cash Total Aaa 168 302 180 8,542 2,390 0 11,582 Aa1 to Aa3 2,159 1,359 212 338 640 0 4,708 A1 and below 692 1 258 45 4,578 0 5,574 Non Rated 94 0 10 0 0 3 107 Total 3,113 1,662 660 8,925 7,608 3 21,971 Reverse Repurchase Agreements Financial Collateral (in EUR million) At 31 December 2023 Bonds Moody's or equivalent rating Government Supra-national Agency Secured Bonds (covered bonds) Bank and Corporate Bonds Cash Total Aaa 228 38 262 11,377 627 0 12,532 Aa1 to Aa3 763 12 120 1,211 1,157 0 3,263 A1 and below 1,885 0 358 56 5,065 0 7,364 Non Rated 26 0 0 18 0 4 48 Total 2,902 50 740 12,662 6,849 4 23,207 Securities deposited Bilateral and tripartite repurchase agreements stood at EUR 107 million at 31 December 2024 (2023: EUR 1,052 million). The exposure is fully collateralised with subsequent call for additional collateral or release in accordance with the underlying agreement. 75 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 81 43 The market value of the collateral deposited under bilateral and tripartite repurchase agreements stood at EUR 218 million as at 31 December 2024 (2023: EUR 1,056 million). U.1.3. Guarantees granted by the Bank in respect of loans granted by third parties Credit risk arising from the Bank’s guarantees and securitisations transactions funded by own resources is managed in line with dedicated internal guidelines. At year-end of 2024, the signed exposure guaranteed by EIB amounted to EUR 23.5 billion (2023: EUR 19.7 billion6) with provisions on guarantees amount to EUR 76.3 million (2023: EUR 77.1 million). Part of the EIB guarantee type of operations derives from the risk sharing operations where the EIB guarantees on a loan-by-loan basis underlying loan type of exposures originated by a financial intermediary based on established delegation models. The financial intermediary originating the underlying risk exposures on which the EIB takes risk is subject to a detailed due diligence in order to make sure that the EIB can delegate credit management tasks to the financial intermediary in question. Whereas the remaining EIB guarantee type operations are typically done as synthetic transactions, EIB usually covers the risk of an existing portfolio to a given financial intermediary. The EIB has established a dedicated framework to limit concentration risk for this type of underlying exposures in such transactions. Depending on the specificities of the transaction, this may include setting eligibility criteria including but not limited to lowest eligible rating categories, certain sector, obligor and/or obligor group exposure. There is limited counterparty risk on the financial intermediary as the credit risk is on the underlying exposures originated by the financial intermediary i.e. counterparty risk is limited to (1) the payment of the guarantee fees and (2) the potential recoveries due to the EIB in case of a default of an underlying exposure guaranteed and paid out by the EIB. In any case, the EIB has established a number of mitigating measures, including but not limited to detailed due diligence as well as security rights, step-in rights, trigger events to stop inclusions, consent rights on material amendments of the underlying risk exposures or termination rights. U.2. Market Risk U.2.1 Interest Rate and Credit Spread Risk in the Banking Book From the Bank’s positions, the Interest Rate or Credit Spread Risk is the risk to the economic value or to the net interest income arising from adverse movements in interest rates or market credit spreads that affect interest rate and market credit spread sensitive instruments, respectively. Exposure to those risk factors occurs when there are differences in the repricing and maturity characteristics of the different asset, liability and hedge instruments. Interest rate risk management for the Bank In measuring and managing interest rate risk, the Bank refers to the relevant key principles of the Basel Committee on Banking Supervision (‘BCBS’), as implemented in the EU, and to the regulatory guidance issued by the European Banking Authority (‘EBA’). The main sources of interest rate risk are: gap risk, basis risk and option risk. Gap risk is the most relevant interest rate risk for the Bank and is defined as the risk to the economic value or to the net interest income generated by the differences in the term structure of interest rate sensitive instruments on the Bank’s balance sheet. Following regulatory guidance, the Bank has articulated its appetite for interest rate risk in terms of both the maximum risk to economic value and the maximum risk to earnings that the Bank is prepared to take (while, when applicable, adhering to the maximum thresholds defined in the EBA Supervisory Outlier Tests for both perspectives). The Bank’s investment strategy for its own funds – the Interest Rate Risk Strategy – complies with such interest rate risk appetite. The Bank is measuring CSRBB by applying stress tests that show the impacts on both the economic value of equity and the net interest income from adverse movements in market credit spreads (in line with the respective EBA guidelines7). CSRBB is not subject to individual operational management limits. However, its exposure is reflected into the Risk Appetite Framework. IBOR Reform: Interest rate benchmarks, such as the London Interbank Offered Rate (‘LIBOR’) were widely used in financial contracts. The global transition to alternative interest rate benchmark rates was one of the most challenging reforms undertaken in the financial markets. Similarly to other banks, the EIB had significant exposure to the IBORs involved in these market-wide initiatives. As of 31 December 2024, all the relevant transactions have been migrated. Interest rate risk on the Economic Value of the Own Funds/Equity The Bank’s Interest Rate Risk strategy aims at maintaining a balanced and sustainable revenue profile as well as limiting the risk to the economic value of the Bank. A clear preference has been given to the revenue profile in light of the objective of self-financing future growth. This overall objective is achieved by investing the own funds according to a medium to long term investment profile. Of course, this strategy needs to comply with the limits for the Interest Rate Risk RAF metrics. Apart from the Interest Rate Strategy underpinning the investment of the Bank’s own funds, the Bank’s balance sheet should be match-funded with respect to interest rate risk. As it is not operationally practical to perfectly match-fund the Bank’s balance sheet, small deviations to gap and basis risks are allowed. Those net residual interest rate risk positions are managed within pre-approved limits, the latter being dimensioned to ensure the individual risks remain within the risk appetite boundaries. 6 For the correction of comparative figures as at 31 December 2023 please refer to Note A.3. 7 EBA/GL/2022/14. 76

2024 FINANCIAL REPORT 82 44 In addition to its interest rate risk limits framework, the Bank performs regular stress testing, based on EBA standardised shock scenarios8 and internally defined ones, to its projected earnings and to its economic value. The exercise serves the purpose of identifying potential adverse consequences arising from severe changes in the interest rates environment. As at 31 December 2024, the worst impact of the EBA supervisory outlier test scenarios would reduce the economic value of own funds by EUR 6.19 billion (2023: EUR 4.24 billion)9. Among the financial instruments in the Bank’s portfolio, some operations (borrowings and associated swaps) present callability options and may be redeemed early, hence introducing uncertainty as to their final maturity. However, as those packages (borrowings and associated swaps) are fully back-to-back (up to the cashflow level), they can be considered at the end as simple synthetic floating rate notes indexed to relevant interest rate benchmarks and bearing limited interest rate risk. The table hereafter is a summary of the features of the Bank’s callable borrowings portfolio as at 31 December 2024 and 31 December 2023, where the total nominal amount, the average natural maturity and the average expected maturity (both weighted by the nominal amount of the concerned transactions) are shown per funding currency and per main risk factor involved: By funding currency (after swaps): 31.12.2024 (in EUR million) EUR USD Total EUR Pay Notional -2,402 -1,107 -3,509 Average maturity date 12.12.2046 29.12.2037 14.02.2044 Average expected maturity 14.12.2037 25.02.2036 20.05.2037 31.12.2023 (in EUR million) EUR USD Total EUR Pay Notional -2,460 -1,061 -3,521 Average maturity date 29.07.2046 25.11.2037 17.12.2043 Average expected maturity 01.08.2038 06.08.2034 19.05.2037 8 EBA/RTS/2022/10. 9 The stress test is performed on all risk-sensitive banking book instruments, including the pension and health insurance liabilities (defined benefit obligations, DBO) as calculated by an actuarial provider. 77 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 83 45 By risk factor involved: 31.12.2024 Risk factor (in EUR million) FX level IR curve level Total EUR Pay Notional -259 -3,250 -3,509 Average maturity date 15.02.2037 04.09.2044 14.02.2044 Average expected maturity 10.12.2033 29.08.2037 20.05.2037 31.12.2023 Risk factor (in EUR million) FX level IR curve level Total EUR Pay Notional -239 -3,282 -3,521 Average maturity date 30.12.2037 23.05.2044 17.12.2043 Average expected maturity 28.01.2033 11.09.2037 19.05.2037 Interest rate risk on the Earnings The Risk to Earnings10 quantifies the amount of net interest income that would change during the forthcoming 36 months if all interest rate curves would decrease by two percentage points. Such exposure stems primarily from the mismatch between interest rate repricing periods of assets and liabilities, and has to stay within the limit defined in the Risk Appetite Framework. With the positions in place as of 31 December 2024, the net interest income would decrease by EUR 1,108.4 million (2023: EUR 1,216.5 million) if interest rates were to decrease by 200 basis points. For enriching the analysis of the net interest income’s sensitivity, the net interest income would increase by EUR 1,168.5 million (2023: EUR 1,280.7 million) if interest rates were to increase by 200 basis points. The Bank uses a dedicated software that allows to simulate the sensitivity of earnings on a deal by deal basis. Such sensitivity of earnings is measured on an accruals basis and is calculated under the ‘’ongoing’’ assumption that, over the time horizon analysed, the Bank realises (at market rates defined in the underlying scenario) the new business forecast in the Operational Plan, maintains exposures within approved limits and executes monetary trades to refinance funding shortages or invest cash excesses. In line with the Bank’s current practice, the model uses the hypothesis that simulated earnings are not distributed to the shareholders, but are used to refinance the Bank’s business. The administrative costs are projected according to the forecasts of the Operational Plan. 10 To note that the Bank also manages the risk to its net interest income (NII) via the Supervisory Outlier Test for NII, namely the so called “NII Large Decline”. 78

U.2.2 Foreign exchange rate risk

The foreign exchange ('FX') risk is the risk to the economic value or to the income derived from, the Bank's positions due to adverse movements of foreign exchange rates. The Bank is exposed to a foreign exchange risk whenever there is a currency mismatch between its assets, liabilities and hedging instruments.

In compliance with its Statute, the Bank does not engage in currency operations not directly required to carry out its lending operations or fulfil commitments arising from loans or guarantees granted by it.

Mismatches of currencies in the asset-liability structure of the Bank are kept within pre-approved tight limits.

Foreign exchange position (in EUR million)

Currency at 31 December 2024	Euro	Pound Sterling	US Dollar	Other currencies	Sub-total except Euro	Total 2024
Assets:						
Cash in hand, balances with central banks and post office banks	105	0	0	0	0	**105**
Treasury bills and other bills eligible for refinancing with central banks	30,902	1,020	4,578	0	5,598	**36,500**
Other loans and advances:						
- Repayable on demand	908	55	30	19	104	**1,012**
- Credit institutions	33,576	289	484	5,107	5,880	**39,456**
- Customers	235	0	0	0	0	**235**
	34,719	344	514	5,126	5,984	**40,703**
Loans:						
- Credit institutions	68,216	519	13,131	9,224	22,874	**91,090**
- Customers	286,425	24,117	12,206	23,408	59,731	**346,156**
	354,641	24,636	25,337	32,632	82,605	**437,246**
Debt securities including fixed-income securities	6,055	208	3,222	958	4,388	**10,443**
Shares, other variable-yield securities and participating interests	8,637	419	978	411	1,808	**10,445**
Shares in affiliated undertakings	1,578	0	0	0	0	**1,578**
Other	14,795	1,603	2,191	833	4,627	**19,422**
Total assets	**451,432**	**28,230**	**36,820**	**39,960**	**105,010**	**556,442**
Liabilities:						
Amounts owed to credit institutions	827	0	31	0	31	**858**
Amounts owed to customers	2,977	1	137	102	240	**3,217**
Debts evidenced by certificates:						
- Debt securities in issue	248,848	37,075	114,738	35,305	187,118	**435,966**
- Others	5,132	0	350	1,404	1,754	**6,886**
	253,980	37,075	115,088	36,709	188,872	**442,852**
Subscribed capital, reserves and profit	83,601	0	0	0	0	**83,601**
Other	21,070	1,629	2,299	916	4,844	**25,914**
Total liabilities	**362,455**	**38,705**	**117,555**	**37,727**	**193,987**	**556,442**
Off-balance sheet currency swaps	**-88,880**	**10,490**	**80,632**	**-2,242**	**88,880**	
Net position	**97**	**15**	**-103**	**-9**	**-97**	

79 2024 FINANCIAL REPORT

Foreign exchange position (in EUR million)

Currency at 31 December 2023	Euro	Pound Sterling	US Dollar	Other currencies	Sub-total except Euro	Total 2023
Assets:						
Cash in hand, balances with central banks and post office banks	210	0	0	0	0	**210**
Treasury bills and other bills eligible for refinancing with central banks	26,228	1,289	7,920	0	9,209	**35,437**
Other loans and advances:						
- Repayable on demand	555	71	49	24	144	**699**
- Credit institutions	40,665	0	0	4,377	4,377	**45,042**
- Customers	56	0	0	0	0	**56**
	41,276	71	49	4,401	4,521	**45,797**
Loans:						
- Credit institutions	68,885	649	12,871	8,940	22,460	**91,345**
- Customers	277,163	24,807	10,317	22,508	57,632	**334,795**
	346,048	25,456	23,188	31,448	80,092	**426,140**
Debt securities including fixed-income securities	5,871	95	2,984	1,768	4,847	**10,718**
Shares, other variable-yield securities and participating interests	8,276	442	835	391	1,668	**9,944**
Shares in affiliated undertakings	1,580	0	0	0	0	**1,580**
Other	12,861	1,542	2,069	1,033	4,644	**17,505**
Total assets	**442,350**	**28,895**	**37,045**	**39,041**	**104,981**	**547,331**
Liabilities:						
Amounts owed to credit institutions	2,126	0	20	0	20	**2,146**
Amounts owed to customers	1,958	1	85	33	119	**2,077**
Debts evidenced by certificates:						
- Debt securities in issue	255,469	34,774	96,841	39,551	171,166	**426,635**
- Others	6,206	115	319	1,544	1,978	**8,184**
	261,675	34,889	97,160	41,095	173,144	**434,819**
Subscribed capital, reserves and profit	80,710	0	0	0	0	**80,710**
Other	22,762	1,485	2,299	1,033	4,817	**27,579**
Total liabilities	**369,231**	**36,375**	**99,564**	**42,161**	**178,100**	**547,331**
Off balance sheet currency swaps	**-73,181**	**7,559**	**62,475**	**3,147**	**73,181**	
Net position	**-62**	**79**	**-44**	**27**	**62**	

EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 80

2024 FINANCIAL REPORT 86 48 U.3. Liquidity and funding risk Liquidity risk refers to the ability of the Bank to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses. It can be further split into funding liquidity risk and market liquidity risk. Funding liquidity risk is connected to the risk for the Bank of being unable to refinance the asset side of its balance sheet and meet payment obligations punctually and in full out of readily available liquid resources. Funding liquidity risk may have an impact on the volatility in the economic value of, or in the income derived from the Bank’s positions, due to potentially increasing immediate risks to meet payment obligations and the consequent need to borrow at unattractive conditions. Market liquidity risk is the volatility in the economic value of, or in the income derived from, the Bank’s positions due to potential inability to execute a transaction to offset, eliminate or reduce outstanding positions at reasonable market prices. Such an inability may force early liquidation of assets at unattractive prices when it would be better to avoid such liquidation. This risk is tied to the size of the position compared to the liquidity of the instrument being transacted, as well as to potential deterioration of market availability and efficiency. The liquidity risk of the Bank is managed to ensure the regular functioning of its core activities at reasonable cost. The main objective of liquidity policy is to ensure that the Bank can always meet its payment obligations punctually and in full. In contrast to commercial banks, the EIB does not have retail deposits but relies on its access to capital markets to raise the funds it on-lends to its clients. The Bank manages the calendar of its new issues so as to maintain a prudential liquidity buffer. Liquidity planning takes into account the Bank’s needs to service its debt, make disbursements on loans and cash inflows from the loan portfolio. It also takes into account the sizeable amount of signed but undisbursed loans, whose disbursements typically take place at the borrowers’ request. The Bank further seeks to assure management of liquidity risk by maintaining what it considers a sufficient level of short-term liquid assets and by spreading the maturity dates of its placements based on projected liquidity needs. The liquidity risk policy also incorporates a floor on treasury levels: Indeed, the Bank's total liquidity ratio (liquidity as a percentage of the next 12 months projected net cash flows) must at all times exceed 25%. The Bank has in place a Group Contingency Funding Plan (‘Group CFP’), which specifies decision-making procedures and corresponding responsibilities. The Group CFP is regularly tested and benchmarked against applicable best banking practices, including relevant guidelines issued by the European Banking Authority in this respect. The Group CFP is approved annually by the Board of Directors of the Bank. Regular stress-testing analyses are executed as a part of the liquidity risk monitoring and drive the size of the Bank’s liquidity buffer. On 8 July 2009, the Bank became an eligible counterparty in the Eurosystem’s monetary policy operations, and therefore has been given access to the monetary policy operations of the European Central Bank. The Bank conducts the operations via the Central Bank of Luxembourg, where the Bank maintains deposits to cover the minimum reserve requirement and for other operational needs. The Liquidity Coverage Ratio (‘LCR’) is calculated on a daily basis in line with EU Capital Requirements Regulation (‘CRR’) both in its functional currency (EUR) as well as in the other significant currencies. Consistency of the currency denomination of its liquid assets with its net liquidity outflows is ensured by the Bank on an ongoing basis, to prevent an excessive currency mismatch. As at 31 December 2024, the LCR stood at 724.9% (end 2023: 423.7%). In addition, the net stable funding ratio (‘NSFR’) is also computed, in line with EU CRR, both in the functional currency of the Bank (EUR) as well as in the other significant currencies. As at 31 December 2024, the NSFR stood at 122.2% (end 2023: 118.3%). The Bank continues to maintain what it regards as a robust liquidity position and flexibility to access the necessary liquidity resources mainly as a result of its prudent approach to liquidity management. As a result, the geopolitical and financial turbulences experienced in 2024 had a minimal impact on liquidity and funding. The table hereafter analyses the assets and liabilities of the Bank by maturity on the basis of the period remaining between the balance sheet date and the contractual maturity date. Assets and liabilities for which there is no contractual maturity date are classified under "Maturity undefined." 81

Liquidity risk (in EUR million)

Maturity at 31 December 2024	3 months or less	More than 3 months to 1 year	More than 1 year to 5 years	More than 5 years	Maturity undefined	Total 2024
Assets:						
Cash in hand, balances with central banks and post office banks	105	0	0	0	0	**105**
Treasury bills and other bills eligible for refinancing with central banks	738	14,665	12,197	8,900	0	**36,500**
Other loans and advances:						
- Repayable on demand	1,012	0	0	0	0	**1,012**
- Credit institutions	39,456	0	0	0	0	**39,456**
- Customers	235	0	0	0	0	**235**
	40,703	0	0	0	0	**40,703**
Loans:						
- Credit institutions	4,241	10,177	34,280	42,322	70	**91,090**
- Customers	6,408	23,146	118,190	197,959	453	**346,156**
	10,649	33,323	152,470	240,281	523	**437,246**
Debt securities including fixed-income securities	84	765	4,998	4,596	0	**10,443**
Shares, other variable-yield securities and participating interests	0	0	0	0	10,445	**10,445**
Shares in affiliated undertakings	0	0	0	0	1,578	**1,578**
Other	1,019	1,304	4,311	2,659	10,129	**19,422**
Total assets	**53,298**	**50,057**	**173,976**	**256,436**	**22,675**	**556,442**
Liabilities:						
Amounts owed to credit institutions	858	0	0	0	0	**858**
Amounts owed to customers	3,217	0	0	0	0	**3,217**
Debts evidenced by certificates	26,336	60,770	178,514	177,232	0	**442,852**
Subscribed capital, reserves and profit	0	0	0	0	83,601	**83,601**
Other	411	980	3,829	2,613	18,081	**25,914**
Total liabilities	**30,822**	**61,750**	**182,343**	**179,845**	**101,682**	**556,442**

Some of the borrowings and associated swaps include early termination triggers or call options granted to the hedging swap counterparties and the Bank as well has the right to call the related bonds before maturity. If the Bank were to exercise all the call options on its bonds at their next contractual exercise date, cumulated early redemptions for the period 2025-2027 would amount to EUR 2.2 billion.

Maturity at 31 December 2023	3 months or less	More than 3 months to 1 year	More than 1 year to 5 years	More than 5 years	Maturity undefined	Total 2023
Assets:						
Cash in hand, balances with central banks and post office banks	210	0	0	0	0	**210**
Treasury bills and other bills eligible for refinancing with central banks	9,233	9,405	9,737	7,062	0	**35,437**
Other loans and advances:						
- Repayable on demand	699	0	0	0	0	**699**
- Credit institutions	42,162	2,880	0	0	0	**45,042**
- Customers	56	0	0	0	0	**56**
	42,917	2,880	0	0	0	**45,797**
Loans:						
- Credit institutions	1,979	10,364	38,513	40,464	25	**91,345**
- Customers	4,833	22,973	116,935	189,957	97	**334,795**
	6,812	33,337	155,448	230,421	122	**426,140**
Debt securities including fixed-income securities	153	1,407	3,813	5,345	0	**10,718**
Shares, other variable-yield securities and participating interests	0	0	0	0	9,944	**9,944**
Shares in affiliated undertakings	0	0	0	0	1,580	**1,580**
Other	1,163	1,465	3,128	1,443	10,306	**17,505**
Total assets	**60,488**	**48,494**	**172,126**	**244,271**	**21,952**	**547,331**
Liabilities:						
Amounts owed to credit institutions	2,146	0	0	0	0	**2,146**
Amounts owed to customers	2,077	0	0	0	0	**2,077**
Debts evidenced by certificates	26,809	59,167	180,636	168,207	0	**434,819**
Subscribed capital, reserves and profit	0	0	0	0	80,710	**80,710**
Other	587	1,644	4,539	2,914	17,895	**27,579**
Total liabilities	**31,619**	**60,811**	**185,175**	**171,121**	**98,605**	**547,331**

EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 82

2024 FINANCIAL REPORT 88 50 U.4. Operational Risk As defined in the EIB Group Operational Risk Policy, Operational Risk means the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events11 including, but not limited to, legal risk, model risk or information and communication technology (‘ICT’) risk, but excluding strategic and reputational risk. All EIB’s activities may be affected by Operational Risk and therefore the Bank aims to systematically identify, assess, monitor, and report Operational Risks on a regular basis, and to ensure that sufficient controls and risk mitigants are in place to limit the exposure to Operational Risk. The Operational Risk Unit in Group Risk & Compliance and the Internal Controls and Assertion Division in Chief Financial Controller Directorate are responsible for defining the Operational Risk Framework and related policies and procedures while the responsibility for implementing the Framework lies with all the Departments of the Bank. The EIB organises its Operational Risk Management activities in compliance with the applicable Best Banking Practice (‘BBP’). In terms of reporting, the EIB Group Operational Risk Report is approved by the Group Chief Risk Officer (‘GCRO’) responsible for overall aspects of managing and monitoring Operational Risk at the Bank and then submitted to the Directors General (‘DGs’), the Management Committee (‘MC’) and the Audit Committee (‘AC’). In addition, losses/gains above EUR 0.25 million are immediately escalated to the President. The Group Risk Appetite Framework (‘RAF’) is formalised in the Group RAF Policy setting the overall guiding principles, processes, roles and responsibilities. The Group RAF takes into account non-financial risks and non-financial risk metrics associated with the various risk categories reported quarterly to the DGs, MC and AC. The Bank has robust compliance controls, including a dedicated Sanctions Compliance Programme, ensuring that its activities comply with all sanctions applicable to the EIB Group. With specific reference to sanctions targeting the Russian invasion of Ukraine, no material impact has been identified on the Bank’s business activities. The Bank is a crucial institution of the European Union, and as such, it is a likely target for cyber-attacks. With the ongoing crisis in Ukraine, the risk of direct and spill-over attacks has increased, and the Bank is closely monitoring this risk in collaboration with the Computer Emergency Response Team for the EU institutions, bodies and agencies (‘CERT-EU’). To ensure the security and integrity of its operations, the Bank has implemented robust security measures to protect against cyber-attacks. Note V – Derivatives The Bank uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate and foreign currency risks, including exposures arising from committed transactions settling in the future, and as part of its liquidity management. Derivatives are financial instruments, the payoff of which depends on the prices of the underlying assets, interest rates, exchange rates or indices. The majority of the Bank’s swaps are concluded to hedge borrowings, loans and bond holdings or for the global Assets and Liabilities Management (‘ALM’) position and are therefore of a long-term nature (see Note V.1.). The Bank also enters into short-term currency swap contracts to adjust currency positions in its operational treasury in relation to its benchmark currency, the euro, and to cater for demand for currencies in conjunction with loan disbursements (see Note V.2.). Future contracts (futures) can be used in the context of the treasury activities, to hedge the exposure deriving from some investments in government bonds. Futures are standardised derivatives, traded on regulated markets, and they do not fall within the general policy for counterparty risk measurement and control. V.1. Hedging and asset liability management (‘ALM’) derivatives The derivatives used in the context of hedging and ALM hedging activities are: • Currency swaps; • Interest rate swaps; and • Structured swaps. V.1.1. Currency swaps Currency swaps are contracts under which it is agreed to exchange principal and interest payments in one currency against another currency. The Bank enters into currency swaps mainly to hedge its borrowings and loans. The following table shows the maturities of currency swaps (including structured swaps – see Note V.1.3 and excluding short-term currency swaps – see Note V.2.), sub-divided according to their notional amount and fair value. The notional amounts are disclosed off-balance sheet. 11 The definition of external events excludes cases of client bankruptcy or unfavourable market movements or similar events, which represent triggers for Credit and respectively Market Risk. 83

Currency swaps as at 31 December 2024 (in EUR million)	1 year or less	More than 1 year and up to 5 years	More than 5 years and up to 10 years	More than 10 years	Total 2024
Notional amount (receivable)	48,402	114,886	45,760	24,077	**233,125**
Fair value (i.e. net discounted value including CVA, DVA and CollVA)(*)	1,015	2,648	936	157	**4,756**

Currency swaps as at 31 December 2023 (in EUR million)	1 year or less	More than 1 year and up to 5 years	More than 5 years and up to 10 years	More than 10 years	Total 2023
Notional amount (receivable)	48,884	126,706	38,144	25,126	**238,860**
Fair value (i.e. net discounted value including CVA, DVA and CollVA)(*)	803	13	-619	277	**474**

(*) Including the fair value of macro-hedging currency swaps which stood at EUR 5,678 million as at 31 December 2024 (2023: EUR 739 million).

V.1.2. Interest rate swaps

Interest rate swaps are contracts under which, generally, it is agreed to exchange floating-rate interest for fixed-rate interest payments, or floating-rate interest payments linked to different rates (basis swaps), in the same currency.

Interest rate swaps enable the Bank to hedge the interest rate risk of its borrowings, loans and bond holdings, and modify the interest rate structure of the balance sheet.

The following table shows the maturities of interest rate swaps (including structured swaps – see Note V.1.3 and including synthetic swaps, whereby interest computed in a foreign currency is synthetically converted to EUR), sub-divided according to their notional amount and fair value. The notional amounts are disclosed off-balance sheet.

Interest rate swaps as at 31 December 2024 (in EUR million)	1 year or less	More than 1 year and up to 5 years	More than 5 years and up to 10 years	More than 10 years	Total 2024
Notional amount	113,801	229,664	164,221	148,107	**655,793**
Fair value (i.e. net discounted value including CVA, DVA and CollVA)(*)	81	-1,274	-2,889	189	**-3,893**

Interest rate swaps as at 31 December 2023 (in EUR million)	1 year or less	More than 1 year and up to 5 years	More than 5 years and up to 10 years	More than 10 years	Total 2023
Notional amount	86,963	225,450	146,702	139,543	**598,658**
Fair value (i.e. net discounted value including CVA, DVA and CollVA)(*)	-410	-1,021	-3,551	-106	**-5,088**

(*) Including the fair value of macro-hedging interest rate swaps which stood at EUR -59 million as at 31 December 2024 (2023: EUR -289 million).

V.1.3. Structured swaps

The Bank enters into borrowing contracts and loans encompassing options on interest rates, exchange rates, inflation rates and stock indices. Such structured borrowings and loans are entirely covered by swap contracts to hedge the corresponding market risk.

The table below further details the number, fair value and notional amounts of structured swaps:

Structured swaps as at 31 December	Early termination embedded		Structured coupon	
	2024	2023	**2024**	2023
Number of transactions	**102**	109	**128**	153
Notional amount (in EUR million)	**4,813**	4,103	**7,350**	9,236
Fair value (i.e. net discounted value including CVA, DVA and CollVA) (in EUR million)	**-499**	-459	**-1,911**	-2,231

EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 84

2024 FINANCIAL REPORT 90 52 The fair value of structured swap transactions is computed using option pricing models, calibrated to available market prices of options. For a portion of derivative transactions, internal estimates and assumptions might be used in the valuation techniques when the market inputs are not directly available. All option contracts embedded in, or linked with, borrowings are negotiated over the counter. V.1.4. Derivatives credit risk mitigation policy The credit risk policy for derivative transactions is based on the definition of eligibility conditions and rating-related limits for swap counterparts. To reduce credit exposures, the Bank has signed Credit Support Annexes with most of its active swap counterparts and receives collaterals when the exposure exceeds certain contractually defined thresholds. The credit risk with respect to derivatives lies in the loss that the Bank would incur if the counterparty is unable to honour its contractual obligations. In view of the special nature and complexity of the derivatives transactions, a series of procedures has been put in place to safeguard the Bank against losses arising from the use of such instruments. • Contractual framework: All of the Bank’s derivative transactions are concluded in the contractual framework of ISDA Swap Agreements and where applicable Credit Support Annexes, which specify the conditions of exposure collateralisation. These are generally accepted and practiced contract types. Minimum conditions for new agreements are specified in the risk guidelines. • Counterparty selection: The minimum rating at the outset is set in the risk guidelines at A3. The EIB has in most cases the right of early termination if the counterparty rating drops below a certain level. • Collateralisation: − Exposures (in some cases subject to thresholds) are collateralised by cash and bonds. − Certain transactions are collateralised above the current market value. − Both the derivatives portfolio with individual counterparties and the collateral received are regularly monitored and valued, with a subsequent call for additional collateral or release. As part of the ISDA agreements, the Bank has received securities and cash that it is allowed to sell or repledge. The fair value of the securities accepted under these terms amounts to EUR 5,548 million as at 31 December 2024 (2023: EUR 4,708 million), with the following composition, detailed based on the nature of the collateral and based on Moody’s equivalent rating: Swap collateral (in EUR million) Moody's equivalent rating Bonds Cash Total 2024 Government Agency, supranational, covered bonds Aaa 162 462 0 624 Aa1 to Aa3 2,238 0 0 2,238 A1 to A3 5 0 0 5 Baa1 to Baa3 1,965 0 0 1,965 Non-Rated 0 0 716 716 Total 2024 4,370 462 716 5,548 Swap collateral (in EUR million) Moody's equivalent rating Bonds Cash Total 2023 Government Agency, supranational, covered bonds Aaa 12 438 0 450 Aa1 to Aa3 997 0 0 997 A1 to A3 3 0 0 3 Baa1 to Baa3 2,166 0 0 2,166 Non-Rated 0 0 1,092 1,092 Total 2023 3,178 438 1,092 4,708 The Bank has implemented the usage of an IT system, the Collateral management system (‘CMS’). The key objective of the CMS is to ensure that the Bank is capable to utilise for repos a real-time inventory of assets and collateral accepted in secured markets. Securities received as collateral for loans, derivatives and reverse repos, repos are valued in CMS on a daily basis, by using prices quoted in active markets, supplied by a Market Price Service Provider (i.e. Bloomberg) or, if quoted prices are not available, by using market-based valuations. 85

- **Credit risk measurement for derivatives:**

The credit risk associated with derivatives varies according to a number of factors (such as interest and exchange rates) and generally corresponds to only a small portion of their notional value.

The Bank, for internal purposes, measures the credit risk exposure related to swaps and derivatives transactions using the Current Unsecured Exposure and the Potential Future Exposure for reporting and limit monitoring. It uses the Standardised Approach for Counterparty Credit Risk ('SA-CCR') for regulatory capital allocation according to the Capital Requirements Regulation ('CRR').

The Bank computes the Current Unsecured Exposure, which is the larger of zero and the market value of the portfolio of transactions within the netting set with a counterparty, less the value of collateral received. It is the amount that would be lost upon the default of the counterparty, using the received collateral and assuming no recovery on the value of those transactions in bankruptcy as well as immediate replacement of the swap counterparty for all the transactions. As at 31 December 2024, the current unsecured exposure stood at EUR 255 million (EUR 128 million as at 31 December 2023).

Additionally, the Bank computes the Potential Future Exposure, which takes into account the possible increase in the netting set's exposure over the margin period of risk of 20 business days. The EIB computes the Potential Future Exposure at 90% confidence level using stressed market parameters to arrive at conservative estimates. This is in line with the recommendations issued by regulators to take into consideration the conditions that will prevail in case of default of an important market participant.

- **Limits:**

The limit system for banks covers the Potential Future Exposure in 3 time buckets (under 1 year, between 1 and 5 years and over 5 years) and in 2 rating scenarios (current and downgrade below A3).

The derivatives portfolio is valued and compared against limits on a daily basis.

The following table provides a breakdown of counterparties by internal rating.

Grouped ratings	Percentage of nominal		Current Unsecured Exposure (in EUR million)	
Moody's equivalent rating	2024	2023	2024	2023
Aaa	0.42%	0.40%	0	0
Aa1 to Aa3	38.13%	14.39%	172	0
A1 to A3	60.74%	83.24%	80	71
Below A3	0.71%	1.97%	3	57
Total	**100.00%**	**100.00%**	**255**	**128**

V.2. As part of the treasury management

Long-term futures are also used by the Bank to adjust the interest rate exposure of its SLP bond portfolios. The notional amount of long-term futures stood at EUR 33,352 million at 31 December 2024 (2023: EUR 21,312 million), with a EUR -14 million fair value (2023: EUR -26 million).

The Bank also enters into short-term currency swap contracts to adjust currency positions in its operational treasury portfolios relative to its benchmark currency, the euro, and to cater for demand for currencies in conjunction with loan disbursements.

The notional amount of short-term currency swaps receivable stood at EUR 19,688 million at 31 December 2024 (2023: EUR 26,212 million). The fair value of these contracts was EUR 184 million at 31 December 2024 (2023: EUR -338 million).

The notional amount of short-term currency forwards was nil at 31 December 2024 (2023: EUR 127 million). The fair value of these contracts was nil at 31 December 2024 (2023: EUR 0 million).

EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 86

2024 FINANCIAL REPORT 92 54 Note W – Conversion rates The following conversion rates were used for drawing up the balance sheets as at 31 December 2024 and 2023: 31.12.2024 31.12.2023 Non-euro currencies of EU member states Bulgarian Lev (BGN) 1.9558 1.9558 Czech Koruna (CZK) 25.1850 24.7240 Danish Krone (DKK) 7.4578 7.4529 Hungarian Forint (HUF) 411.3500 382.8000 Polish Zloty (PLN) 4.2750 4.3395 Romanian Leu (RON) 4.9743 4.9756 Swedish Krona (SEK) 11.4590 11.0960 Non-EU currencies Armenian Dram (AMD) 410.4300 446.8700 Australian Dollar (AUD) 1.6772 1.6263 Azerbaijani Manat (AZN) 1.7587 1.8762 Brazilian Real (BRL) 6.4253 5.3618 Canadian Dollar (CAD) 1.4948 1.4642 Swiss Franc (CHF) 0.9412 0.9260 Chinese Renminbi (CNY) 7.5833 7.8509 Colombian Peso (COP) 4,567.4700 4,286.2500 Dominican Peso (DOP) 63.0861 64.0779 Egyptian Pound (EGP) 52.6893 34.1970 Ethiopian Birr (ETB) 130.4620 61.9830 Pound Sterling (GBP) 0.8292 0.8691 Georgian Lari (GEL) 2.8845 2.9486 Hong Kong Dollar (HKD) 8.0686 8.6314 Indian Rupees (INR) 88.9335 91.9045 Jordanian Dinar (JOD) 0.7355 0.7845 Japanese Yen (JPY) 163.0600 156.3300 Kenyan Shilling (KES) 133.6900 173.2000 Kazakhstani Tenge (KZT) 544.3200 501.9600 Moroccan Dirham (MAD) 10.4987 10.9113 Moldovan Leu (MDL) 18.9700 19.0900 Mexican Peso (MXN) 21.5504 18.7231 Norwegian Krone (NOK) 11.7950 11.2405 New Zealand Dollar (NZD) 1.8532 1.7504 Serbian Dinars (RSD) 116.8300 117.1600 Russian Ruble (RUB) 113.8719 99.6831 Tunisia Dinar (TND) 3.3039 3.3866 Turkish Lira (TRY) 36.7372 32.6531 Tanzanian Shilling (TZS) 2,490.2400 2,772.5300 Ukraine Hryvnia (UAH) 43.5377 42.1175 Ugandan Shilling (UGX) 3,812.0000 4,178.0000 United States Dollar (USD) 1.0389 1.1050 Central African CFA Franc (XAF) 655.9570 655.9570 West African CFA Franc (XOF) 655.9570 655.9570 South African Rand (ZAR) 19.6188 20.3477 87

eib statutory financial statements OF THE BANK 92 54 Note W – Conversion rates The following conversion rates were used for drawing up the balance sheets as at 31 December 2024 and 2023: 31.12.2024 31.12.2023 Non-euro currencies of EU member states Bulgarian Lev (BGN) 1.9558 1.9558 Czech Koruna (CZK) 25.1850 24.7240 Danish Krone (DKK) 7.4578 7.4529 Hungarian Forint (HUF) 411.3500 382.8000 Polish Zloty (PLN) 4.2750 4.3395 Romanian Leu (RON) 4.9743 4.9756 Swedish Krona (SEK) 11.4590 11.0960 Non-EU currencies Armenian Dram (AMD) 410.4300 446.8700 Australian Dollar (AUD) 1.6772 1.6263 Azerbaijani Manat (AZN) 1.7587 1.8762 Brazilian Real (BRL) 6.4253 5.3618 Canadian Dollar (CAD) 1.4948 1.4642 Swiss Franc (CHF) 0.9412 0.9260 Chinese Renminbi (CNY) 7.5833 7.8509 Colombian Peso (COP) 4,567.4700 4,286.2500 Dominican Peso (DOP) 63.0861 64.0779 Egyptian Pound (EGP) 52.6893 34.1970 Ethiopian Birr (ETB) 130.4620 61.9830 Pound Sterling (GBP) 0.8292 0.8691 Georgian Lari (GEL) 2.8845 2.9486 Hong Kong Dollar (HKD) 8.0686 8.6314 Indian Rupees (INR) 88.9335 91.9045 Jordanian Dinar (JOD) 0.7355 0.7845 Japanese Yen (JPY) 163.0600 156.3300 Kenyan Shilling (KES) 133.6900 173.2000 Kazakhstani Tenge (KZT) 544.3200 501.9600 Moroccan Dirham (MAD) 10.4987 10.9113 Moldovan Leu (MDL) 18.9700 19.0900 Mexican Peso (MXN) 21.5504 18.7231 Norwegian Krone (NOK) 11.7950 11.2405 New Zealand Dollar (NZD) 1.8532 1.7504 Serbian Dinars (RSD) 116.8300 117.1600 Russian Ruble (RUB) 113.8719 99.6831 Tunisia Dinar (TND) 3.3039 3.3866 Turkish Lira (TRY) 36.7372 32.6531 Tanzanian Shilling (TZS) 2,490.2400 2,772.5300 Ukraine Hryvnia (UAH) 43.5377 42.1175 Ugandan Shilling (UGX) 3,812.0000 4,178.0000 United States Dollar (USD) 1.0389 1.1050 Central African CFA Franc (XAF) 655.9570 655.9570 West African CFA Franc (XOF) 655.9570 655.9570 South African Rand (ZAR) 19.6188 20.3477 EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 93 55 Note X – Related party transactions X.1. Shares in affiliated undertakings and participating interest (in EUR ‘000) Related party transactions with the European Investment Fund (‘EIF’) are mainly associated with EIB’s shareholding in the EIF, the management by the Bank of the EIF treasury, the IT, the EIF pension fund and other services provided on behalf of the EIF. In addition, the EIF manages the private equity/venture capital and infrastructure fund activities of the Bank (including participating interests) and provides fronting and monitoring services for a part of the Bank`s guarantee and securitisation portfolio. The amounts included in the Financial Statements concerning the related party transactions with the Bank are disclosed as follows: 31.12.2024 31.12.2023 Assets: Shares in affiliated undertakings 1,578,169 1,579,962 Participating interests 476,779 439,946 Loans and advances to credit institutions c) loans 1,653,327 873,549 Prepayments and accrued income 20,236 21,355 Other assets 123,101 54,673 Total assets 3,851,612 2,969,485 Liabilities: Amounts owed to customers -6,322 -5,323 Other liabilities -458,043 -435,228 Total liabilities -464,365 -440,551 Profit and loss account: Interest receivable and similar income 49,822 17,275 Interest payable and similar charges -3,504 -1,614 Income from shares in affiliated undertakings 13,690 7,824 Commissions receivable 39,260 10,315 Commissions payable -76,255 -71,643 Net other operating income and expense 13,559 13,121 General administrative expenses -14,238 -1,281 Value (re-)adjustments in respect of transferable securities held as financial fixed assets, participating interests and shares in affiliated undertakings -9,004 -1,450 Total profit and loss account 13,330 -27,453 Off-balance sheet: EIF capital – uncalled 3,520,800 3,524,800 EIF treasury 2,256,441 2,237,137 Put option granted to EIF minority shareholders 483,283 461,826 Undisbursed participating interests 565,018 666,685 Guarantees issued to EIF 13,359,167 11,526,9781 Total off-balance sheet 20,184,709 18,417,426 1For the correction of comparative figures as at 31 December 2023 please refer to Note A.3. 88

2024 FINANCIAL REPORT 94 56 X.2. Key Management Personnel (in EUR ‘000) The Bank has identified members of the Board of Directors, the Audit Committee, the Management Committee, the GCRO and the Directors General heading the different EIB organisational directorates, as well as the head of Internal Audit independent department, as key management personnel. Key management personnel compensation for the relevant reporting periods, included within “General administrative expenses” (Note R), is disclosed in the following table: 2024 2023 Short-term benefits(1) 12,104 11,203 Post-employment benefits(2) 1,028 912 Termination benefits 398 556 Total 13,530 12,671 (1) Short-term employee benefits comprise salaries and allowances, bonuses and social security contributions of the Management Committee, the GRCO, Directors General and other Directors, and benefits paid to the members of the Board of Directors and the Audit Committee. (2) Post-employment benefits comprise pensions and expenses for post-employment health insurance paid to members of the Management Committee, the GRCO, the Directors General and other Directors. There were neither advances or credit granted to key management personnel, nor commitments entered into on their behalf by way of guarantee of any kind. Open balances with key management personnel as at 31 December 2024 comprise the compulsory and optional supplementary pension plan and health insurance scheme liabilities, and payments outstanding as at the year-end: 31.12.2024 31.12.2023 Pension plans and health insurance (Note L) 92,979 98,205 Other liabilities (Note G) 18,609 17,628 Note Y – Post balance sheet events There have been no material events after the balance sheet date that would require adjustment of, or disclosure in, the Financial Statements as at 31 December 2024. EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 95 57 Note Z – Management of third-party funds Z.1. Innovation Fund The Innovation Fund is established by Article 10a(8) of Directive 2003/87/EC to support across all Member States innovation in low-carbon technologies and processes, including environmentally safe carbon capture and utilisation ('CCU') that contributes substantially to mitigating climate change, as well as products substituting carbon intensive ones produced and to help stimulate the construction and operation of projects that aim at the environmentally safe capture and geological storage ('CCS') of CO2, as well as of innovative renewable energy and energy storage technologies. The EIB prepares separate financial statements for Innovation Fund. Z.2. Modernisation Fund The Modernisation Fund, set up under Article 10d of the revised EU Emissions Trading System (‘ETS’) Directive, aims to modernise energy systems and improve energy efficiency of 13 EU beneficiary Member States (‘MS’): Bulgaria, Czech Republic, Croatia, Estonia, Greece, Hungary, Latvia, Lithuania, Poland, Portugal, Romania, Slovakia and Slovenia. The Modernisation fund supports investments in generation and use of energy from renewable sources, energy efficiency, energy storage, modernisation of energy networks, including district heating, pipelines and grids, redeployment, re-skilling and upskilling workers, education, job-seeking initiatives and start-ups. The EIB prepares separate financial statements for Modernisation Fund. Z.3. Investment Facility – Cotonou The Investment Facility, which is managed by the EIB, has been established under Cotonou Agreement on cooperation and development between the African, Caribbean and Pacific Group of States and the European Union and its Member States on 23 June 2000 and subsequently revised. The EIB prepares separate financial statements for Investment Facility. Z.4. EIF treasury The EIF treasury is managed by the Bank in accordance with the treasury management agreement signed between the two parties in December 2000. Z.5. InnovFin - EU Finance for Innovators (‘InnovFin’) The InnovFin is a joint initiative between the EIB, the EIF and the European Commission under the new EU research programme for 2014-2020 (‘Horizon 2020’). On 11 December 2013, Regulation (EU) No. 1291/2013 of the European Parliament and the Council establishing Horizon 2020 – the Framework Programme for Research and Innovation (2014-2020) and repealing Decision No. 1982/2006/EC (‘Horizon 2020 Regulation’) was adopted. On 12 June 2014, the European Commission, the EIB and the EIF signed a Delegation Agreement establishing the financial instrument InnovFin. InnovFin consists of a series of integrated and complementary financing tools and advisory services offered by the EIB Group, covering the entire value chain of research and innovation (‘R&I’) to support investments from the smallest to the largest enterprise. The EIB prepares separate financial statements for InnovFin. Z.6. InvestEU On 7 March 2022 the EU, the EIB and the EIF signed a Guarantee Agreement establishing the EU guarantee under the InvestEU. The InvestEU programme aims to give an additional boost to sustainable investment, innovation, social inclusion and job creation in Europe. The InvestEU is expected to stimulate public and private investments by using a EUR 26.2 billion EU budgetary guarantee, 75% of this EU budgetary guarantee being granted separately to the EIB and the EIF. On 1 April 2022, all operations in the EFSI Debt Standard Portfolio and in the EFSI Hybrid Portfolio were transferred to the InvestEU. These operations which were originally guaranteed under the EFSI Agreement, are defined as the ‘Pre-2021 Operations’. The EIB prepares separate financial statements for InvestEU. Z.7. Recovery and Resilience Facility Financial Instruments (‘RRF-FI’) EIB manages and invests RRF resources on behalf of the respective EU Member States according to an investment strategy and business plan agreed in a funding agreement between the EIB and the mandator. Furthermore, the EIB performs fund administration tasks (including monitoring, reporting, treasury management). If requested by the EU Member States, the mandate can also embed the Bank’s advisory support. RRF-FI can be deployed under three implementation modalities: (i) direct implementation, where EIB directly selects and appraises underlying operations, (ii) indirect implementation through a financial intermediary, and (iii) blending. Z.8. NER300 The EIB supports the European Commission as an agent in the implementation of the NER 300 initiative - a funding programme for carbon capture and storage demonstration projects and innovative renewable energy technologies. The Facility covers two activities which are i) the monetisation 89 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 95 57 Note Z – Management of third-party funds Z.1. Innovation Fund The Innovation Fund is established by Article 10a(8) of Directive 2003/87/EC to support across all Member States innovation in low-carbon technologies and processes, including environmentally safe carbon capture and utilisation ('CCU') that contributes substantially to mitigating climate change, as well as products substituting carbon intensive ones produced and to help stimulate the construction and operation of projects that aim at the environmentally safe capture and geological storage ('CCS') of CO2, as well as of innovative renewable energy and energy storage technologies. The EIB prepares separate financial statements for Innovation Fund. Z.2. Modernisation Fund The Modernisation Fund, set up under Article 10d of the revised EU Emissions Trading System (‘ETS’) Directive, aims to modernise energy systems and improve energy efficiency of 13 EU beneficiary Member States (‘MS’): Bulgaria, Czech Republic, Croatia, Estonia, Greece, Hungary, Latvia, Lithuania, Poland, Portugal, Romania, Slovakia and Slovenia. The Modernisation fund supports investments in generation and use of energy from renewable sources, energy efficiency, energy storage, modernisation of energy networks, including district heating, pipelines and grids, redeployment, re-skilling and upskilling workers, education, job-seeking initiatives and start-ups. The EIB prepares separate financial statements for Modernisation Fund. Z.3. Investment Facility – Cotonou The Investment Facility, which is managed by the EIB, has been established under Cotonou Agreement on cooperation and development between the African, Caribbean and Pacific Group of States and the European Union and its Member States on 23 June 2000 and subsequently revised. The EIB prepares separate financial statements for Investment Facility. Z.4. EIF treasury The EIF treasury is managed by the Bank in accordance with the treasury management agreement signed between the two parties in December 2000. Z.5. InnovFin - EU Finance for Innovators (‘InnovFin’) The InnovFin is a joint initiative between the EIB, the EIF and the European Commission under the new EU research programme for 2014-2020 (‘Horizon 2020’). On 11 December 2013, Regulation (EU) No. 1291/2013 of the European Parliament and the Council establishing Horizon 2020 – the Framework Programme for Research and Innovation (2014-2020) and repealing Decision No. 1982/2006/EC (‘Horizon 2020 Regulation’) was adopted. On 12 June 2014, the European Commission, the EIB and the EIF signed a Delegation Agreement establishing the financial instrument InnovFin. InnovFin consists of a series of integrated and complementary financing tools and advisory services offered by the EIB Group, covering the entire value chain of research and innovation (‘R&I’) to support investments from the smallest to the largest enterprise. The EIB prepares separate financial statements for InnovFin. Z.6. InvestEU On 7 March 2022 the EU, the EIB and the EIF signed a Guarantee Agreement establishing the EU guarantee under the InvestEU. The InvestEU programme aims to give an additional boost to sustainable investment, innovation, social inclusion and job creation in Europe. The InvestEU is expected to stimulate public and private investments by using a EUR 26.2 billion EU budgetary guarantee, 75% of this EU budgetary guarantee being granted separately to the EIB and the EIF. On 1 April 2022, all operations in the EFSI Debt Standard Portfolio and in the EFSI Hybrid Portfolio were transferred to the InvestEU. These operations which were originally guaranteed under the EFSI Agreement, are defined as the ‘Pre-2021 Operations’. The EIB prepares separate financial statements for InvestEU. Z.7. Recovery and Resilience Facility Financial Instruments (‘RRF-FI’) EIB manages and invests RRF resources on behalf of the respective EU Member States according to an investment strategy and business plan agreed in a funding agreement between the EIB and the mandator. Furthermore, the EIB performs fund administration tasks (including monitoring, reporting, treasury management). If requested by the EU Member States, the mandate can also embed the Bank’s advisory support. RRF-FI can be deployed under three implementation modalities: (i) direct implementation, where EIB directly selects and appraises underlying operations, (ii) indirect implementation through a financial intermediary, and (iii) blending. Z.8. NER300 The EIB supports the European Commission as an agent in the implementation of the NER 300 initiative - a funding programme for carbon capture and storage demonstration projects and innovative renewable energy technologies. The Facility covers two activities which are i) the monetisation 90

2024 FINANCIAL REPORT 96 58 of EU Allowance Units (‘EUAs’) and ii) the management and disbursement of cash received via the EUA monetisation activity. The EIB prepares separate financial statements for NER300. Z.9. Connecting Europe Facility (‘CEF’) The Connecting Europe Facility (‘CEF’) is a joint agreement between the EIB and the European Commission which aims to provide union financial assistance to trans-European networks to support projects of common interest in the sectors of transport, telecommunications and energy infrastructures. The Commission entrusted EIB with the implementation and management of the debt instrument under the CEF, which ensures continuity of the Loan Guarantee Instrument for TEN-T Projects (‘LGTT’) and to the Pilot phase of Project Bond Initiative (‘PBI’). The LGTT and PBI were merged under the CEF on 1 January 2016. The CEF Delegation Agreement foresees an updated and common risk sharing arrangement. The EIB prepares separate financial statements for CEF. Z.10. Partnership Platform for Funds (‘PPF’) The PPF is an EIB-managed multi-region, multi-contributor and multi-sector Platform incorporating multiple funds. It was established considering the need to increase financial flows for sustainable development and building on the successful experience of the European Investment Bank. The funds under the PPF implemented in accordance with the Platform Rules. The EIB prepares a separate combined financial report for PPF. Z.11. Pan-European Guarantee Fund (‘EGF’) EGF was endorsed by the European Council on 23 April 2020 as part of the overall EU COVID-19 response package. 22 Member States confirmed their participation with an overall guarantee of 24.4 billion euro, while only entities in participating countries are eligible for support. The EGF is designed to finance high-risk operations and final beneficiaries that would meet financial intermediaries’ requirements for commercial financing but are struggling due to the economic impact of the COVID-19 pandemic. For this reason, the focus of the EGF is small and medium-sized enterprises (‘SMEs’), which will benefit from at least 65% of the EGF-supported financing. The EGF is jointly implemented by EIB and EIF, each responsible for approximately half of the amount and with a different product mix. While EIF envisaged capped and uncapped portfolio guarantees and indirect equity-type investments (funds), on EIB side, the deployed products are linked risk sharing, venture debt and synthetic Asset Based Securities. The EIB prepares separate financial statements for EGF. Z.12. EU-Africa Infrastructure (‘EUAI’) Trust Fund The EUAI Trust Fund has been created under Trust Fund Agreement between the European Commission on behalf of the European Union as the Founding Donor and the EIB as Manager and is also open to Member States of the European Union that subsequently accede to that agreement as Donors. On 9 February 2006, the European Commission and the EIB signed a Memorandum of Understanding to promote jointly the EU-Africa Infrastructure Partnership and, in particular, to establish a supporting EU-Africa Infrastructure Trust Fund. The EIB prepares separate financial statements for EUAI Trust Fund. Z.13. Decentralised Financial Instruments (‘DFIs’) The Decentralised Financial Instruments (‘DFIs’) consists of Fund of Funds (‘FoF’) and Holding Funds (‘HF’) financed by the European Structural and Investment Funds (‘ESIF’) from the Member States Operational Programmes during 2014-2020 and 2021-2027, respectively. The DFI facilitates access to finance for final recipients through the implementation of loans, equity and guarantees, in cooperation with selected Financial Intermediaries. As a fund manager, EIB gathers the funding (contributions) from the Managing Authorities and invests it via Financial Intermediaries, according to investment strategies agreed with the donors. Z.14. ACP Trust Fund - EC Compartment The African, Caribbean and Pacific (‘ACP’) Trust Fund is an action entrusted to EIB for Private Sector Operations and financed from the general budget of the European Union under NDICI based on reflows from the ACP Investment Facility. It contributes to the general objectives of NDICI-Global Europe and it focuses on private sector operations in Eligible Countries characterised by high risk, expected to achieve high impact, such as equity, quasi equity, local currency lending, lending to fragile countries and co-financing with EFSD+ guarantees. It compromises both Financial Instruments and Technical Assistance services. The EIB prepares separate financial statements for ACP Trust Fund. Z.15. EU for Ukraine Fund (‘EU4U’) The Fund aims at strengthening the project-related part of the EU’s support to Ukraine’s reconstruction and recovery, complementarily to macro-financial support. It seeks to foster economic and social resilience, as well as sustainable infrastructure, in view of revitalising the country’s economy 91 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 97 59 and supporting Ukraine’s efforts to progress on the path to EU accession. The Fund is designed to be a high-risk, high-impact intervention of temporary nature. The EIB prepares separate financial statements for the Fund. Z.16. Special Section The Special Section was set up by the Board of Governors on 27 May 1963. Under a decision taken on 4 August 1977, its purpose was redefined as being that of recording financing operations carried out by the EIB for the account of and under mandate from third parties. It includes the FED, MED/FEMIP and the guarantee component of the European Development Finance Institutions Private Sector Development Facility. Z.17. Private Finance for Energy Efficiency (‘PF4EE’) Instrument The Private Finance for Energy Efficiency (‘PF4EE’) instrument is a joint agreement between the EIB and the European Commission that aims to address the limited access to adequate and affordable commercial financing for energy efficiency investments. The instrument targets projects which support the implementation of National Energy Efficiency Action Plans or other energy efficiency programmes of EU Member States. In December 2014 the European Commission and the EIB signed a Delegation Agreement establishing the financial Instrument PF4EE. The EIB prepares separate financial statements for PF4EE. Z.18. DCFTA Initiative East (‘DCFTA’) The EIB and the European Commission signed on 19 December 2016 the Delegation Agreement for the Deep and Comprehensive Free Trade Area (‘DCFTA’). DCFTA Initiative East aims to strengthen economic development in the countries which have signed an association agreement with the EU - namely Georgia, Moldova and Ukraine - by providing targeted financial and technical support to SME’s in these three countries. As part of the DCFTA, the EIF implements and manages the Guarantee Facility Window. The EIB prepares separate consolidated financial statements for DCFTA including Guarantee Facility Window. Z.19. Neighbourhood Investment Facility (‘NIF’) Risk Capital Facility The NIF Risk Capital Facility is financed from the general budget of the EU. Its main purpose is focused on providing access to equity and debt finance to SMEs in the Southern Neighbourhood region to support private sector development, inclusive growth and private sector job creation. The Facility comprises a Financial Instrument Window which consists of equity and debt finance instruments and Additional Tasks Window which consists of the technical assistance services. The EIB prepares separate financial statements for Financial Instrument Window. Z.20. European Neighbourhood and Partnership Instrument (‘ENPI’) The Framework Agreement between the EU and the EIB on the implementation of operations financed from the general budget of the European Union in the countries covered by the European Neighbourhood Policy is channelled through ENPI. The EIB prepares separate financial statements for ENPI. Z.21. Guarantee Fund for Greek SMEs (‘GF Greece’) The Fund is a joint initiative between the Hellenic Republic, the European Commission and the EIB and was set up to support the lending to SMEs in Greece. Established by using unabsorbed Structural Funds for Greece, the Fund will guarantee EIB loans to SMEs via partner banks in Greece. The EIB prepares separate financial statements for GF Greece. Z.22. InvestEU Advisory Hub The InvestEU Regulation sets up the InvestEU Programme with a view to supporting the policy objectives of the Union by means of financing and investment operations that contribute to the sustainable development and competitiveness of the Union economy. InvestEU Advisory Hub support, provide project advisory, capacity building and market development support to promoters and intermediaries to create the InvestEU pipeline of projects. The Commission and the EIB signed an advisory agreement on the provision of eleven thematic advisory support initiatives covering policy and investment priorities under the Sustainable Infrastructure Window, Research, Innovation and Digitisation and SME Window, Social Investment and Skills Window and the Cross-Sectoral Window of the InvestEU Advisory Hub. The EIB prepares separate financial statements for InvestEU Advisory Hub. Z.23. Instrument for Pre-accession Assistance II / III (‘IPA II / IPA III’) The Instrument for Pre-accession Assistance (‘IPA’) is the means by which the EU supports reforms in the 'enlargement countries' with financial and technical help. The EU pre-accession funds are also a sound investment into the future of both the enlargement region and the EU, helping the EU reaching its own objectives regarding a sustainable economic recovery, energy supply, transport, the environment, climate change, etc. The successors of IPA I, IPA II, and IPA III are implemented by the EIB, allocating resources from DG European Neighbourhood and Enlargement 92

2024 FINANCIAL REPORT 98 60 Negotiations (‘NEAR’) via the signature of various “Specific Grant Agreements”. Although, the IPA II Regulation applied until 31 December 2020, the implementation is still ongoing. The EIB prepares financial statements for specific grant agreements. Z.24. Global Concessional Finance Facility (‘GCFF’) The objective of Global Concessional Finance Facility (‘GCFF’) is to support middle income countries in the Middle East and North Africa (‘MENA’) region impacted by the influx of refugees through the provision of concessionally to Multilateral development banks (‘MDB’) financing and improved coordination. EIB has implemented the GCFF Jordan Private Sector Guarantee Facility comprising partial portfolio guarantees to local financial intermediaries, either banks or microfinance institutions. The Facility provides partial risk protection to financial intermediaries in form of guarantees on underlying debt-financing granted to MSMEs on a portfolio basis. Z.25. EU support to Boost Africa The EU Support to Boost Africa is a joint initiative between the EIB and the African Development Bank. Its core objectives are to enable and enhance entrepreneurship and innovation across Africa in a commercially viable way and to address a current gap in the Sub-Saharan market, by providing early stage venture capital paired with skills development. The Facility comprises a Financial Instrument Window, which consists of equity and quasi-equity instruments, and Additional Tasks Window, which consists of the technical assistance services. The EIB prepares separate financial statements for Financial Instrument Window Z.26. AECID This partnership agreement signed between the Kingdom of Spain (the Spanish Agency for International Development Cooperation (‘AECID’)) and the EIB was set up to invest in operations in the countries covered by the FEMIP together with Mauritania (the “Southern Mediterranean region”), targeting mainly risk capital activities involving micro SMEs as well as engaging in the wider development of the private sector in the region. The EIB prepares separate financial statements for AECID. Z.27. European Fund for Strategic Investments (‘EFSI’) On the basis of applicable EFSI Regulations the European Commission and the EIB concluded agreements on the management of the EFSI, on the granting of the EU guarantee (‘EFSI Agreement’) as well as for the implementation of the European Investment Advisory Hub (‘EIAH’). Under the EFSI Agreement, the European Commission is providing an EU guarantee to EIB for projects supported by the EFSI. Assets covering the EU guarantee are directly managed by the European Commission. Projects supported by the EFSI are subject to the normal EIB project cycle and governance. In addition, EFSI has its own dedicated governance structure which has been set in place to ensure that investments made under EFSI remain focused on the specific objective of addressing the market failure in risk-taking which hinders investment in Europe. The EIAH aims to enhance the non-financial support for projects and investments. The EIAH consists of three complementary components: a) a point of entry to a wide range of advisory and technical assistance programmes and initiatives for public and private beneficiaries, b) a cooperation platform to leverage, exchange and disseminate expertise among partner institutions and c) a reinforcement or extension of existing advisory services or creation of new ones to address unmet needs. The EIB prepares separate financial statements for EIAH. Z.28. Neighbourhood Investment Facility (‘NIF’) Trust Fund The NIF Trust Fund, which is managed by the EIB was set up to achieve the strategic objective of the European Neighbourhood Policy (‘ENP’) through targeted funding with particular focus on establishing better and more sustainable energy and transport interconnections, improving energy efficiency and promoting the use of renewable energy sources, addressing climate change as well as threats to the environment more broadly and promoting smart, sustainable and inclusive growth through support to SMEs, to the social sector including human capital development, and to municipal infrastructure development. The EIB prepares separate financial statements for NIF Trust Fund. Z.29. NDICI IW1 and IW4 The Neighbourhood, Development and International Cooperation Instrument (‘NDICI’) – Global Europe Regulation entered into force on 14 June 2021. It replaces and merges most of the EU’s existing external financing instruments by bringing them into one broad regulation. The financing operations undertaken in the past under the External Lending Mandate (‘ELM’), the Cotonou Mandate (including the ACP Investment Facility and EIB own resources lending in the ACP countries supported by the EU Member States comprehensive guarantee), and the External Investment Plan / EFSD are to be fully integrated into EFSD+. This regulation establishes the overall framework for the EIB operations outside EU 93 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 99 61 under the 2021-2027 MFF, in particular to support the EU policies in the Neighbourhood, Sub-Saharan Africa, Asia and the Pacific, Americas and the Caribbean. NDICI Investment Window 1 (‘IW1’) and Investment Window 4 (‘IW4’) are dedicated investment windows formalised in separate Guarantee Agreements under which, the EU providing risk cover for guaranteed EIB loan operations in Africa, Caribbean, and Pacific. The EIB prepares separate financial statements both for NDICI IW1 and IW4. Z.30. Facility for Euro-Mediterranean Investment and Partnership (‘FEMIP’) Trust Fund The FEMIP Trust Fund, which is also managed by the EIB, was set up to enhance the existing activities of the EIB in the Mediterranean Partner Countries, with the support of a number of donor countries and with a view of directing resources to operations in certain priority sectors through the provision of technical assistance and risk capital. The EIB prepares separate financial statements for FEMIP Trust Fund. Z.31. Joint European Support for Sustainable Investment in City Areas (‘JESSICA’) Holding Funds JESSICA is an initiative developed by the European Commission and the EIB, in collaboration with the Council of Europe Development Bank. JESSICA Holding Funds are used in the context of the JESSICA initiative. Under new procedures, Managing Authorities are being given the option of using some of their EU grant funding to make repayable investments in projects forming part of an integrated plan for sustainable urban development. As manager, EIB gathers the funding received from the Managing Authorities and invests it in Urban Development Funds, according to investment guidelines agreed with the donors. Z.32. Eastern Partnership Technical Assistance (‘EPTA’) Trust Fund The EPTA Trust Fund is focused on increasing the quality and development impact of EIB Eastern Partnership operations by offering a multi-purpose, multi-sector funding facility for technical assistance. It will be complementary to the Neighbourhood Investment Facility. The EIB prepares separate financial statements for EPTA Trust Fund. Z.33. Risk-Sharing Finance Facility (‘RSFF’) The RSFF has been established under the Co-operation Agreement that entered into force on 5 June 2007 between the European Commission on behalf of the European Union and the EIB. The RSFF aims to foster investment in research, technological development and demonstration, and innovation. As part of the RSFF, the EIF set up the Risk Sharing Instrument (‘RSI’) for innovative and research oriented SMEs and small mid-caps. The RSI provides guarantees to banks and leasing companies for loans and financial leases to research-based SMEs and small Mid-Caps. The EIB prepares separate consolidated financial statements for RSFF including RSI. Z.34. Natural Capital Finance Facility (‘NCFF’) The Natural Capital Finance Facility (‘NCFF’) is a joint agreement between the EIB and the European Commission which aims to address market gaps and barriers for revenue generating or cost saving projects that are aimed at preserving natural capital, including climate change adaptation projects and thereby to contribute to the achievement of EU and Member States' objectives for biodiversity and climate change adaptation. The EIB prepares separate financial statements for NCFF. Z.35. Joint Assistance to Support Projects in European Regions (‘JASPERS’) JASPERS is a technical assistance facility between the EIB and the European Commission. The strategic objective is assisting in the quality and timely delivery of projects in the Cohesion Policy, Connecting Europe Facility, Instrument for Pre-Accession Assistance and the Just Transition by providing targeted advisory support to the relevant counterparts during the whole life cycle of projects starting from identification of pipelines, selection and prioritization, development and approval of Cohesion Policy funds, Connecting Europe Facility and Just Transition Fund projects; as well as for the financial closing of projects and their subsequent implementation and completion. The EIB prepares separate financial statements for JASPERS. Z.36. Demand side management, Social Infrastructures, Renewables and Energy Efficiency (‘DESIREE’) DESIREE is a programme that was approved under the Thematic Blending Facility and will support greater investment in energy efficiency and electrification of social infrastructure such as schools and hospitals. The programme includes grants for technical assistance and programme management as well as investment grants and financial instruments. The EIB prepares separate financial statements for DESIREE. .. Z.37. fi-compass "fi-compass” is a platform for advisory services under Cohesion Funds, more generally referred to as shared management funds, provided by the European Commission in partnership with the EIB. It provides technical assistance supporting stakeholders in the development of the necessary knowledge base and administrative capacity for the purposes of the implementation of financial instruments and disseminating good practices among Member States. 94

2024 FINANCIAL REPORT 100 62 Z.38. GEF-UNEP This is a Global Environment Facility (‘GEF’) in cooperation with United Nations Environment Programme (‘UNEP’) for the execution of the Technical Assistance supporting the identification, selection and design of future investments which are primarily capital investment projects with outcomes leading to nutrient reduction, which will indirectly contribute to the long-term outcome of depollution of the Mediterranean Sea. Z.39. Technical Assistance for Eastern Partnership Investment in Connectivity (‘EPIC’) EPIC is a technical assistance facility under the Neighbourhood Investment Platform (‘NIP’) which contributes to improve connectivity both within the Eastern Partnership region and between the Eastern Partnership countries and the EU. EIB prepares separate financial statements for EPIC. Z.40. EFSD Guarantee - SME Access to Finance Initiative The EFSD Guarantee “SME Access to Finance Initiative” is a guarantee facility targeting SMEs, underserved entrepreneurs with a particular focus on young entrepreneurs, female entrepreneurs, start-ups and certain other groups in certain target countries and with the overriding objective of addressing some of the root causes of migration. The Programme aims to provide local banks and financial institutions selected by EIB with first loss credit protection for portfolios of loans extended to, and bank guarantees and letters of credit opened for, SMEs or micro-SMEs managed or owned by these underserved entrepreneurs who have less access to finance than other entrepreneurs because their local financial institutions associate them with higher levels of risk. The target countries will be located in the eastern and southern European Neighbourhood. The EIB prepares separate financial statements for the programme. Z.41. Technical Assistance for Regions Undergoing a Green Energy Transition (‘TARGET’) TARGET is a technical assistance facility to assist Coal+ Regions with the identification and development of Clean Energy Projects and Energy Efficiency Projects, as well as the creation of investments and sustainable jobs on the ground, moving away from Coal+ based activities. The EIB prepares separate financial statements for TARGET. Z.42. EU Trade and Competitiveness Program (‘EUTCP’) In line with the EU policy objectives of boosting economic growth, supporting private sector development, enhancing regional integration and climate change mitigation and adaptation, EIB joins forces with the European Commission to develop the EUTCP. The EUTCP does combine: (i) EIB long-term Loan for Value Chains with; (ii) a guarantee instrument (Risk Sharing Facility); and (iii) technical assistance (Expert Support Facility) to address market failures in the selected countries. It also represents a strategically important initiative for the EIB for its positioning in the respective countries. It is expected that the Program will result in significant investments in SMEs along selected value chains in the target countries as it enables new guarantee instruments that will complement EIB’s classical products. The EIB prepares separate financial statements for Risk Sharing Facility of EUTCP. Z.43. EU4Business Guarantee Facility EU4Business Guarantee Facility financed from the general budget of the EU under NIP, represents an extension (Phase II) of the first phase of the DCFTA Initiative, intended to support the economic development of the Eastern Partnership countries (Ukraine, Georgia and Moldova). The Facility focuses on SMEs that are operating in the following exporting sectors: Agriculture, Manufacturing or Information Technologies. It is designed to address market failures in the selected countries, through the provision of SME portfolio guarantees to local banks and other financial intermediaries, enabling them to enhance transaction terms and conditions and thus improve access to finance for SMEs. The EIB mandated EIF with the implementation and management of the Guarantee Facility. Z.44. AIP Zambia The “Zambia Agriculture Value Chain Facility Programme” developed under the Africa Investment Platform (‘AIP’) aims to support the government of Zambia's policy objectives to reduce rural poverty and malnutrition and to improve rural livelihoods. The EIB Project aims to address market failures in the agriculture value chains by supporting the access to finance for private agriculture value chain actors through financial intermediaries, as well as by strengthening the capacity of financial intermediaries to lend to those actors. The EIB prepares separate financial statements for the programme. Z.45. AIP Kulima The “Support for Kulima Access to Finance Programme” developed under the Africa Investment Platform (‘AIP’) comprises an intermediated facility for on-lending to eligible private agri-food sector investments in Malawi. It aims to promote sustainable agricultural growth to increase incomes, employment and food security in the context of a changing climate. The EIB prepares separate financial statements for the programme. 95 eib statutory financial statements OF THE BANK EIB STATUTORY FINANCIAL STATEMENTS OF THE BANK 101 63 Statement of Special Section(1) as at 31 December 2024 and 31 December 2023 (in EUR ‘000) ASSETS 31.12.2024 31.12.2023 Mediterranean Countries From resources of the European Union Disbursed loans outstanding 2,407 3,415 Risk capital operations - amounts to be disbursed 19,656 21,523 - amounts disbursed 24,254 26,319 43,910 47,842 Total(2) 46,317 51,257 · Lomé Conventions Operations from risk capital resources - amounts disbursed 53,137 67,964 Total(3) 53,137 67,964 Total 99,454 119,221 LIABILITIES 31.12.2024 31.12.2023 Funds under trust management Under mandate from the European Union - Financial Protocols with the Mediterranean Countries 26,661 29,734 - Lomé Conventions 53,137 67,964 Total funds under trust management 79,798 97,698 Funds to be disbursed On loans and risk capital operations in the Mediterranean countries 19,656 21,523 Total funds to be disbursed 19,656 21,523 Total 99,454 119,221 For information: Total amounts disbursed and not yet repaid on loans on special conditions made available by the Commission in respect of which the Bank has accepted an EU mandate for recovering principal and interest: a) Under the First, Second and Third Lomé Conventions as at 31 December 2024 EUR ‘000 152,968 (2023: EUR ‘000 172,152). b) Under Financial Protocols signed with the Mediterranean Countries as at 31 December 2024 EUR ‘000 16,939 (2023: EUR ‘000 21,004). In the context of the European Union – European Development Finance Institutions Private Sector Development Facility, the implementation agreement for the Guarantee Component was signed on 20 August 2014. The total amount of the EU guarantee to be issued is EUR ‘000 38,920 as at 31 December 2024 (2023: EUR ‘000 38,920). Note (1): The Special Section was set up by the Board of Governors on 27 May 1963. Under a decision taken on 4 August 1977, its purpose was redefined as being that of recording financing operations carried out by the European Investment Bank for the account of and under mandate from third parties. However, for the Investment Facility under the Cotonou Agreement, the EU-Africa Infrastructure Trust Fund, the Neighbourhood Investment Facility (‘NIF’) Trust Fund and the FEMIP Trust Fund, separate financial statements are presented. Additionally, since 2005, the EIB prepares financial statements of different types for other mandates. The Statement of Special Section reflects amounts disbursed or to be disbursed, less cancellations and repayments, under mandate from the European Union and the Member States. Amounts disbursed and to be disbursed and funds received and to be received are carried at nominal value. No account is taken in the Statement of Special Section of provisions or value adjustments, which may be required to cover risks associated with such operations except for definite write-offs. Amounts in foreign currency are translated at exchange rates prevailing on 31 December. 96

2024 FINANCIAL REPORT 102 64 Note (2): Initial amount of contracts signed for financing projects in the Maghreb and Mashreq countries, Malta, Cyprus, Türkiye and Greece (EUR 10 million lent prior to accession to the EC on 1 January 1981) under mandate, for the account and at the risk of the European Union. Initial amount: 840,457 less: exchange adjustments 57,005 cancellations 181,068 repayments 556,067 -794,140 46,317 Note (3): Initial amount of contracts signed for financing projects in the African, Caribbean and Pacific States and the Overseas Countries and Territories (‘ACP-OCT’) under mandate, for the account and at the risk of the European Union: Loans from risk capital resources: Conditional and subordinated loans 3,116,097 Equity participations 121,002 Initial amount: 3,237,099 add: capitalised interests 9,548 less: cancellations 759,387 repayments 2,378,774 exchange adjustments 55,349 -3,193,510 53,137 97

Independent auditorʹs report INDEPENDENT AUDITORʹS REPORT KPMG Audit S.à r.l. 39, Avenue John F. Kennedy L-1855 Luxembourg Tel.: +352 22 51 51 1 Fax: +352 22 51 71 E-mail: info@kpmg.lu Internet: www.kpmg.lu © 2025 KPMG Audit S.à r.l., a Luxembourg entity and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. R.C.S Luxembourg B 149133 To the Chairman of the Audit Committee of EUROPEAN INVESTMENT BANK 98-100, boulevard Konrad Adenauer L-2950 Luxembourg REPORT OF THE REVISEUR D’ENTREPRISES AGREE Report on the audit of the financial statements Opinion We have audited the financial statements of EUROPEAN INVESTMENT BANK (“the Bank”), which comprise the balance sheet as at 31 December 2024, and the profit and loss account and the cash flow statement for the year then ended, and notes to the financial statements, including a summary of significant accounting policies and other explanatory information. In our opinion, the accompanying financial statements give a true and fair view of the financial position of the EUROPEAN INVESTMENT BANK as at 31 December 2024, and its financial performance and its cash flows for the year then ended in accordance with the general principles of the Directive 86/635/EEC of the Council of the European Communities of 8 December 1986 on the annual accounts and consolidated accounts of banks and other financial institutions, as amended by Directive 2001/65/EC of 27 September 2001, by Directive 2003/51/EC of 18 June 2003 and by Directive 2006/46/EC of 14 June 2006 (the “Directives”). Basis for opinion We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (“Law of 23 July 2016”) and with International Standards on Auditing (“ISAs”) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (“CSSF”) and the Institut des Réviseurs d’Entreprises (“IRE”). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF and the IRE are further described in the « Responsibilities of “réviseur d’entreprises agréé” for the audit of the financial statements » section of our report. We are also independent of the EUROPEAN INVESTMENT BANK in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (“IESBA Code”) as adopted for Luxembourg by the IRE together with the ethical requirements that are relevant to our audit of the financial statements, and have fulfilled our other ethical responsibilities under those ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of the audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. 98

2024 FINANCIAL REPORT 1 Value adjustments of loans to customers and credit institutions Why the matter was considered to be one of most significance in our audit As at 31 December 2024, the Bank reports loans accounted for a cost of EUR 437,865 million (31 December 2023: EUR 426,682 million), representing 79% of total assets (31 December 2023: 78%) and recognised individually assessed value adjustments on loans amounting to EUR 618 million (31 December 2023: EUR 455 million). The Bank reviews its loans at each reporting date to assess whether an allowance for value adjustments should be recorded. These loans are not traded in an active market, therefore significant judgments and estimates are applied by Management in its assessment of their recoverable amount. Inappropriate judgments made in relation to the methodology and inputs used or the assumptions taken may have a material impact on the amount of value adjustment recorded. These critical judgments include matters such as the identification and assessment of potential indicators of value adjustments, as well as discounted cash flows forecast techniques, estimation of guarantees obtained, valuation of collaterals received and forbearance measures applied. The current environment of enhanced geopolitical uncertainty introduces increased volatility and unpredictability in key economic factors. This uncertainty increased the level of judgement involved in the determination and calculation of value adjustments on loans. The key inputs and assumptions used by Management in its assessment of loans value adjustments are detailed in Note A.1.2 to the financial statements as well as the accounting policy for the value adjustment in Note A.2.6.1 and the details of specific value adjustments in Note D.2. The loans accounted for at cost are disclosed in Note D.1 to the financial statements as well as the accounting policy for the loans in Note A.2.6.1. How the matter was addressed in our audit Our procedures included the testing of key controls over the approval, recording, monitoring and restructuring of loans to customers and credit institutions, the loan grading process and the measurement of allowance for value adjustment for individually assessed loans. For a sample of loans with specific allowances for value adjustment, we evaluated the Bank's individual assessment of each loan by specifically challenging the Bank's assumptions used as well as underlying data, including the value of realisable collateral and the estimated recoverability. Based on a retrospective review, we further critically assessed whether the Bank revised its estimates and assumptions for specific allowances established in prior years. The impact of the difficult market conditions driven by geopolitical uncertainties was followed-up both by assessing the value adjustment of the evaluated exposure and by determining our sample of exposures where we drew a particular attention to the sectors most vulnerable to the geopolitical risk. Such effect on the Bank’s lending portfolio was assessed as part of our audit procedures. 99

Independent auditorʹs report We also tested a sample of individually significant exposures potentially impaired for which no value adjustment had been recorded as well as a sample of exposures which had not been identified by the Bank as being potentially impaired. For both types, we assessed whether appropriate consideration had been given to the collectability of future cash flows and the valuation of the underlying collaterals. We assessed the disclosures in the financial statements in relation to allowance for value adjustment of loans with reference to the requirements of the prevailing accounting standards. Other information The Management is responsible for the other information. The other information comprises the information stated in the sections called “Highlights, Overview, EIB Statutory Bodies and Audit and control”, which are mainly based on statutory EU Directives information, but does not include the financial statements and our report of the “réviseur d’entreprises agréé” thereon. Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information we are required to report this fact. We have nothing to report in this regard. Responsibilities of the Management and Those Charged with Governance for the financial statements The Management is responsible for the preparation and fair presentation of the financial statements in accordance with the general principles of the Directives, and for such internal control as the Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the Management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank’s financial reporting process. Responsibilities of the réviseur d’entreprises agréé for the audit of the financial statements The objectives of our audit are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report of the “réviseur d’entreprises agréé” that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF and the IRE will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF and the IRE, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: 100

2024 FINANCIAL REPORT Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Management. Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report of the “réviseur d’entreprises agréé” to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report of the “réviseur d’entreprises agréé”. However, future events or conditions may cause the Bank to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Report on other requirements In accordance with the Framework Agreement (“the Agreement”) dated 19 February 2009, renewed on 3 March 2017, as extended for the period 2022-2024 on 14 December 2020 and subsequently prolonged up to 31 December 2026 by the Addendum No. 2 to the Agreement on 23 November 2023, signed between European Investment Bank and KPMG Audit S.à r.l., we have been appointed to carry the audit services defined in the Agreement. The duration of our uninterrupted engagement, including previous renewals and reappointments, is 16 years. 101

Independent auditorʹs report We confirm that the audit opinion is consistent with the communication to the Audit Committee or equivalent. We confirm that the prohibited non-audit services referred to in IESBA Code of Ethics were not provided and that we remained independent of the Bank in conducting the audit. Luxembourg, 21 March 2025 KPMG Audit S.à r.l. Cabinet de révision agréé M. Weber Partner 102

STATEMENT BY THE AUDIT COMMITTEE STATEMENT BY THE AUDIT COMMITTEE 103

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES as at 31 December 2024 Disclaimer: To accommodate scheduling limitations, the financial statements included in this report have not been subject to standard EIB copy-editing or proofreading. 104

2024 FINANCIAL REPORT 110 2 Consolidated balance sheet as at 31 December 2024 (in EUR ’000) Assets 31.12.2024 31.12.2023 1. Cash in hand, balances with central banks and post office banks (Note B.1) 104,678 210,008 2. Treasury bills and other bills eligible for refinancing with central banks (Note B.2) 38,114,661 37,012,900 3. Loans and advances to credit institutions a) repayable on demand 1,659,548 1,145,899 b) other loans and advances (Note C) 40,118,741 45,526,023 c) loans (Note D.1) 89,491,989 90,503,892 d) value adjustments (Note D.2) -848 -2,392 131,269,430 137,173,422 4. Loans and advances to customers a) other loans and advances (Note C) 234,816 55,581 b) loans (Note D.1) 346,773,549 335,335,122 c) value adjustments (Note D.2) -617,456 -540,260 346,390,909 334,850,443 5. Debt securities including fixed-income securities (Note B.2) a) issued by public bodies 4,810,187 5,362,444 b) issued by other borrowers 6,764,523 6,538,875 11,574,710 11,901,319 6. Shares and other variable-yield securities (Note E.2) 12,161,034 11,005,196 7. Participating interests (Note E.2) 540,637 493,709 8. Intangible assets (Note F) 130,651 96,045 9. Tangible assets (Note F) 349,844 281,796 10. Other assets (Note G) 353,259 415,158 11. Subscribed capital and reserves, called but not paid (Note H.2) 159,848 479,548 12. Prepayments and accrued income (Note I) 18,560,040 16,368,090 Total assets 559,709,701 550,287,634 The accompanying notes form an integral part of these consolidated financial statements. 105

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 111 3 Consolidated balance sheet (continued) as at 31 December 2024 (in EUR ’000) Liabilities 31.12.2024 31.12.2023 1. Amounts owed to credit institutions (Note J) a) repayable on demand 750,387 1,094,567 b) with agreed maturity or periods of notice 107,186 1,051,719 857,573 2,146,286 2. Amounts owed to customers (Note J) a) repayable on demand 3,090,263 1,912,580 b) with agreed maturity or periods of notice 120,487 159,477 3,210,750 2,072,057 3. Debts evidenced by certificates (Note K) a) debt securities in issue 435,965,421 426,635,480 b) others 6,886,266 8,184,017 442,851,687 434,819,497 4. Other liabilities (Note G) 4,259,526 4,660,811 5. Accruals and deferred income (Note I) 16,689,029 18,227,759 6. Provisions a) pension plans and health insurance scheme (Note L) 5,509,226 5,131,484 b) provision in respect of guarantee operations (Note D.4) 86,764 88,891 5,595,990 5,220,375 7. Subscribed capital (Note H) a) subscribed 248,795,607 248,795,607 b) uncalled -226,604,892 -226,604,892 22,190,715 22,190,715 8. Reserves (Note H) a) reserve fund 24,879,561 24,879,561 b) additional reserves 19,478,165 18,973,074 c) special activities reserve 12,665,555 11,194,601 d) general loan reserve 2,281,423 1,883,372 59,304,704 56,930,608 9. Profit for the financial year 3,045,751 2,407,059 10. Equity attributable to minority interest (Note H) 1,703,976 1,612,467 Total liabilities 559,709,701 550,287,634 The accompanying notes form an integral part of these consolidated financial statements. 106

Consolidated off-balance sheet

as at 31 December 2024 (in EUR '000)

		31.12.2024		31.12.2023
Contingent liabilities and guarantees:				
- In respect of loans granted by third parties (Note U.2.3)*		**32,210,054**		**28,636,062**
Commitments:				
- Undisbursed loans (Note D.1)				
- credit institutions	28,991,439		29,240,406	
- customers	99,028,309		99,325,526	
		128,019,748		**128,565,932**
- Undisbursed shares and other variable-yield securities and participating interests				
- Undisbursed private equity and venture capital operations (Note E.2)	6,192,669		5,866,055	
- Undisbursed equity investments and infrastructure funds (Note	3,887,979		3,312,394	
- EBRD capital uncalled (Note E.2)	712,630		712,630	
- Undisbursed other investments (Note E.2)	2,314,416		1,459,071	
		13,107,694		**11,350,150**
- Borrowings launched but not yet settled		**223,950**		**223,950**
Assets held on behalf of third parties(**) (Note Z):				
- Innovation Fund	11,393,044		9,030,405	
- Modernisation fund	6,000,039		5,118,076	
- Investment Facility Cotonou	3,979,538		4,022,551	
- InnovFin	2,086,964		2,101,940	
- RRF-FI	1,900,524		248,649	
- InvestEU	1,639,158		2,066,444	
- NER300	1,073,205		1,040,753	
- CEF	867,827		866,465	
- Partnership Platform for Funds	735,178		674,629	
- Pan-European Guarantee Fund	708,382		668,268	
- ESIF	704,920		596,584	
- Trust accounts with ETCI	532,824		452,514	
- COSME LGF & EFG	419,431		524,801	
- SME initiative Italy	369,229		375,563	
- EU-Africa Infrastructure Trust Fund	346,729		374,495	
- REG	331,869		323,804	
- JEREMIE	294,386		293,326	
- SME initiative Romania	260,904		248,893	
- Decentralised Financial Instruments	260,061		177,627	
- ACP TF EC Compartment	201,751		97,716	
- European Fund for Strategic Investments ('EFSI EIF')	147,883		165,621	
- EU for Ukraine Fund	118,068		72,931	
- Special Section	99,454		119,221	
- NPI	73,434		56,665	
- EaSI	72,693		89,755	
- InnovFin SME Guarantee	66,619		83,013	
- GIF 2007	63,918		73,892	
- Private Finance for Energy Efficiency Instrument	59,009		57,285	
- Bundesministerium für Wirtschaft und Technologie	57,474		24,896	
- SME initiative Bulgaria	57,380		85,963	
- SMEG 2007	56,076		54,988	
- SME initiative Finland	53,482		56,891	
- DCFTA	52,488		50,326	
- Cultural Creative Sectors Guarantee Facility	51,096		67,690	
- NIF Risk Capital Facility	49,746		44,790	
- ENPI	45,739		47,178	
- GF Greece	45,143		43,679	
- InnovFin Equity	45,142		101,525	
- InvestEU Advisory Hub	43,177		22,122	
- WB EDIF	38,282		56,710	
- IPA II	38,015		34,342	
- GCFF Jordan Private Sector Guarantee Facility	31,894		28,370	
- EU Support to Boost Africa	31,357		11,382	
- GAGF	29,232		29,309	
- AECID	28,386		34,059	

107 **2024** FINANCIAL REPORT

Consolidated off-balance sheet (continued)

as at 31 December 2024 (in EUR '000)

		31.12.2024		31.12.2023
- German Future Fund Growth Facility	28,101		15,074	
- SME initiative Malta	27,265		26,911	
- EFSI-EIAH	26,951		37,864	
- NIF Trust Fund	26,212		27,861	
- IW4	26,132		9,447	
- FEMIP Trust Fund	24,736		26,087	
- JESSICA (Holding Funds)	21,417		33,025	
- EPTA Trust Fund	18,051		18,154	
- MAP guarantee	15,876		23,852	
- RSFF (incl. RSI)	14,783		88,879	
- BIF	13,969		4,349	
- TTA Türkiye	13,513		13,047	
- SME initiative Spain	12,688		23,395	
- Natural Capital Financing Facility	11,926		12,778	
- JASPERS	6,789		2,488	
- PGFF	6,104		2,702	
- DESIREE	6,103		0	
- MAP Equity	5,855		8,133	
- AGRI	4,908		8,968	
- GEEREF	3,373		3,372	
- fi-compass	3,054		2,375	
- Student Loan Guarantee Facility	2,730		3,273	
- Central Europe FoF	2,586		2,476	
- Alp GIP	2,408		2,073	
- KBC Climate & Infrastructure Private Investors Partnership	1,511		0	
- GEF-UNEP	1,434		1,378	
- EPIC	1,222		1,612	
- European Technology Facility	1,048		225	
- German Corona Matching Facility (CMF)	1,009		1,522	
- FoF mandates (virtual)	902		326	
- EFSD GUARANTEE "ACCESS TO FINANCE INITIATIVE"	869		650	
- MDD	847		142	
- TARGET	790		196	
- EU Trade and Competitiveness Program	704		792	
- G43 Trust Fund	287		285	
- EU4Business Guarantee Facility	259		281	
- AIP Zambia	218		258	
- AIP Kulima	215		262	
- TTP	203		232	
- LFA-EIF Facility	195		311	
- GGF	7		7	
- MS-C - Member State Compartments	0		546	
		35,898,400		**31,221,714**
Other items:				
- Notional value of interest-rate swaps (Note V.1.2)		**655,792,698**		**598,658,133**
- Notional value of currency swap contracts receivable (Note V.1.1)		**232,980,366**		**238,814,394**
- Notional value of currency swap contracts payable		**229,644,516**		**239,108,656**
- Notional amount of futures contracts (Note V.2)		**33,351,527**		**21,311,849**
- Notional value of short-term currency swap contracts receivable (Note V.2)		**19,687,736**		**26,212,091**
- Notional value of short-term currency swap contracts payable		**19,500,940**		**26,606,319**
- Put option granted to EIF minority shareholders (Note E.2)		**483,283**		**461,826**
- Currency swaps launched but not yet settled receivable (Note V.1.1)		**145,049**		**45,517**
- Currency swaps launched but not yet settled payable		**144,845**		**45,249**
- Special deposits for servicing of borrowings (Note S)		**535**		**2,422**
- Notional amount of currency forwards (Note V.2)		**0**		**127,287**

(*) For the correction of comparative figures as at 31 December 2023 please refer to Note A.3.

(**) Assets under management are disclosed as off-balance sheet item based on the latest available figures. Comparative figures might be restated to reflect the most recent available information.

The accompanying notes form an integral part of these consolidated financial statements.

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 108

2024 FINANCIAL REPORT 114 6 Consolidated profit and loss account for the year ended 31 December 2024 (in EUR ‘000) 2024 2023 1. Interest receivable and similar income (Note N) 27,447,170 26,126,190 2. Interest payable and similar charges (Note N) -23,874,576 -22,895,420 3. Income from securities 998,419 681,570 4. Commissions receivable (Note O) 753,682 681,029 5. Commissions payable (Note O) -315,508 -365,321 6. Net result on financial operations (Note P) -12,998 -13,799 7. Net other operating income and expense (Note Q) 170 2,283 8. General administrative expenses (Note R) a) staff costs (Note L) -1,135,127 -1,082,473 b) other administrative expenses -435,976 -388,586 -1,571,103 -1,471,059 9. Value adjustments in respect of tangible and intangible assets (Note F) a) tangible assets -32,480 -35,167 b) intangible assets -51,967 -35,854 -84,447 -71,021 10. Value (re-)adjustments in respect of loans and advances and provisions for contingent liabilities -190,903 -172,051 11. Value (re-)adjustments in respect of transferable securities held as financial fixed assets and participating interests -6,125 -5,809 12. Profit for the financial year 3,143,781 2,496,592 13. Profit attributable to minority interest 98,030 89,533 14. Profit attributable to equity holders of the Bank 3,045,751 2,407,059 The accompanying notes form an integral part of these consolidated financial statements. 109

Consolidated cash flow statement

for the year ended 31 December 2024 (in EUR '000)

	2024	2023
A. Cash flows from operating activities:		
Profit for the financial year	**3,143,781**	**2,496,592**
Adjustments for:		
Value (re-)adjustments in respect of loans and advances and provisions for contingent liabilities	190,903	172,051
Value (re-)adjustments in respect of transferable securities held as financial fixed assets and participating interests	6,125	5,809
Value adjustments in respect of tangible and intangible assets, and write-off (Note F)	84,709	71,060
Value (re-)adjustments in respect of shares and other variable-yield securities (Note E.2)	85,799	71,865
Change in provisions on pension plans and health insurance scheme (Note L)(*)	278,441	301,531
Net interest income (Note N.1)	-3,572,594	-3,230,770
Effect of exchange rate changes	72,772	-651
Loss on operating activities	**289,936**	**-112,513**
Disbursements of loans and advances to credit institutions and customers	-53,584,105	-48,514,708
Repayments of loans and advances to credit institutions and customers	45,339,242	43,574,663
Change in other loans and advances (Note C)	18,227,061	-19,293,728
Change in deposit with Central Bank of Luxembourg to cover minimum reserve requirement (Note B.1)	105,328	-122,729
Change in treasury operational portfolios	3,073,067	-12,813,155
Change in amounts owed to credit institutions and customers (Note J)	-150,020	-2,714,415
Payments and annual contributions during the year (Note L)(*)	99,301	78,025
Change in other assets and other liabilities (Note G)	-306,065	414,176
Change in prepayments and accrued income and in accruals and deferred income	600,533	-2,747,768
Interest received	25,824,029	21,997,418
Interest paid	-21,835,414	-19,650,916
Net cash generated from/(used in) operating activities	**17,682,893**	**-39,905,650**
B. Cash flows from investing activities:		
Securities in Long-Term HQLA Portfolio purchased during the year	-2,521,418	-2,026,516
Securities from Long-Term HQLA Portfolio matured or sold during the year	115,000	9,000
Purchase of loan substitutes and ABS portfolio EIF included in the debt securities portfolios	-5,245,308	-5,538,597
Redemption of loan substitutes and ABS portfolio EIF included in the debt securities portfolios	4,451,563	3,929,239
Additions on shares and other variable-yield securities (Note E.2)	-2,769,673	-2,633,775
Reflows on shares and other variable-yield securities (Note E.2)	1,649,072	1,467,010
Additions on participating interests (Note E.2)	-86,783	-113,185
Reflows on participating interests (Note E.2)	29,443	4,593
Purchase of tangible and intangible assets (Note F)	-187,363	-129,237
Net cash used in investing activities	**-4,565,467**	**-5,031,468**
C. Cash flows from financing activities:		
Issuance of debts evidenced by certificates (Note K)	106,720,276	112,247,710
Redemption of debts evidenced by certificates (Note K)	-106,488,673	-106,254,511
Member States' contribution	319,700	319,700
Subscription of EIF shares	0	-30,518
Sale of EIF shares	2,983	0
Dividend paid to EIF minority shareholders	-9,247	-5,348
Net cash generated from financing activities	**545,039**	**6,277,033**
Summary statement of cash flows:		
Cash and cash equivalents at the beginning of financial year	**25,573,322**	**63,988,410**
Net cash from:		
Operating activities	17,682,893	-39,905,650
Investing activities	-4,565,467	-5,031,468
Financing activities	545,039	6,277,033
Effect of exchange rate changes on cash held	-199,694	244,997
Cash and cash equivalents at the end of financial year	**39,036,093**	**25,573,322**
Cash and cash equivalents are composed of:		
Cash in hand, balances with central banks and post office banks, excluding deposit with Central Bank of Luxembourg to cover minimum reserve requirement (Note B.1)	11	13
Money market securities (Note B.2)	0	49,891
Loans and advances to credit institutions and customers:		
Repayable on demand	1,659,548	1,145,899
Other loans and advances (Note C)	37,376,534	24,377,519
	39,036,093	**25,573,322**

(*) Prior year figures have been amended for comparative purpose.

The accompanying notes form an integral part of these consolidated financial statements.

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 110

2024 FINANCIAL REPORT 116 8 European Investment Bank Group Notes to the consolidated financial statements as at 31 December 2024 The European Investment Bank (the ‘Bank’ or ‘EIB’) was created by the Treaty of Rome in 1958 as the long-term lending bank of the European Union (‘EU’). The task of the Bank is to contribute towards the integration, balanced development and economic and social cohesion of the EU Member States. The EIB raises substantial volumes of funds on the capital markets and lends these funds on favourable terms to projects furthering EU policy objectives. The EIB continuously adapts its activities to developments in EU policies. The Bank has its registered office at 98-100, boulevard Konrad Adenauer, L-2950 Luxembourg. The Bank and its subsidiary are defined as the ‘Group’ or ‘EIB Group’. The subsidiary held by the Bank is disclosed in note E.1. Note A – Significant accounting policies A.1. Basis of preparation A.1.1. Accounting standards The consolidated financial statements (the ‘Financial Statements’) of the European Investment Bank have been prepared in accordance with the general principles of Directive 86/635/EEC of the Council of the European Communities dated 8 December 1986 on the annual accounts and consolidated accounts of banks and other financial institutions, These principles have been amended by Directive 2001/65/EC of 27 September 2001, by Directive 2003/51/EC of 18 June 2003 and by Directive 2006/46/EC of 14 June 2006, concerning the annual and consolidated accounts of certain types of companies, banks and other financial institutions (the ‘Directives’) and prepared on a going concern basis. On a proposal from the Management Committee (‘MC’), the Board of Directors (‘BoD’) adopted the Financial Statements on 21 March 2025 and authorised their submission to the Board of Governors for approval by 25 April 2025. The Group also publishes consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (‘IFRS’), as endorsed by the European Union. A.1.2. Significant accounting judgments and estimates In preparing the Financial Statements, the Management Committee is required to make estimates and assumptions that affect the reported amounts of income, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. The use of available information and the application of judgement are inherent in the formation of estimates. Actual results may differ from these estimates, and such differences may be material to the Financial Statements. The most significant use of judgments and estimates is as follows: Value adjustments on loans and advances and loan substitutes The Group reviews its loans and advances and loan substitutes at each reporting date to assess whether an allowance for value adjustments should be recorded. In particular, judgment by management is required in estimating the amount and timing of future cash flows when determining the level of allowance required. These estimates are based on assumptions about various factors, and actual results may differ, resulting in future changes to the allowance. In addition to individual allowances for individually significant loans and advances and loan substitutes, the Bank also conducts a collective provisioning test for exposures that, while not specifically identified as requiring an individual allowance, present a higher risk of default compared to when the loans and advances and loan substitutes were originally granted (see Note A.2.7). Value adjustments on shares, other variable-yield securities and participating interests To determine the lower of cost or market value, the Bank reviews its indirect equity investments at each reporting date to assess whether a value adjustment should be recorded. In particular, the Bank determines the attributable EIB share of the net asset value (‘NAV’) of its indirect equity investments either by (i) considering the latest available fund manager report based on applicable industry guidelines and standards, (ii) any NAV derived from any other equivalent guidelines or standard or (iii) internally based on information provided by the fund manager. Fair values for most of the underlying investments have been estimated in the absence of readily ascertainable market values. Due to the inherent uncertainty of valuations, and current market conditions, actual results in the future could differ from the fund managers’ estimates of values and such differences could be material to the Financial Statements. Moreover, any attributable NAV that becomes available only after the balance sheet date are only considered if management determines it materially affects the Financial Statements (see Note A.2.8). Provisions in respect of guarantee operations The Group initially recognises the financial guarantee contract at fair value, corresponding to the net present value (‘NPV’) of expected premium inflows or the initial expected loss. The financial guarantee is subsequently measured as the deficit of the net present value of expected future premium over the higher of the corresponding loss allowance and the premium received on initial recognition less income recognised. The Bank also 111

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 117 9 makes a collective provisioning test on exposures that, although not specifically identified as requiring an individual allowance, have a greater risk of default than when the guarantees were originally signed and issued (see Note A.2.14). Pension and other post-employment benefits The cost of defined-benefit pension plans and other post-employment medical benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, mortality rates and future salary and pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty (see Note A.2.11). A.1.3. Bank’s exposure to the United Kingdom (‘UK’) On 29 March 2017, the United Kingdom notified the European Council of its decision to withdraw from the European Union (‘EU’) pursuant to Article 50 of the Treaty on European Union (‘TEU’). As of 1 February 2020, in accordance with Article 50 TEU and the Agreement on the withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community (the “Withdrawal Agreement”), the United Kingdom ceased to be an EU Member State. The withdrawal of the United Kingdom from the EU automatically resulted in the termination of its membership of the European Investment Bank (‘EIB’) and its share of the EIB’s subscribed capital. Effective 1 February 2020, the share of the United Kingdom in respect of the EIB’s subscribed capital was fully replaced by a pro rata capital increase of the remaining EU Member States. This capital replacement (Symmetrical Capital Replacement) covered both the called part as well as the uncalled part of the subscribed capital of the United Kingdom in the EIB. The replacement of the called part was financed by converting EIB reserves into called subscribed capital. As a result of the capital increase, each remaining EU Member State increased pro rata its uncalled (but callable) stake in the EIB’s subscribed capital. In addition, the capital subscribed by Poland and Romania in the EIB increased by EUR 5,386,000,000 and EUR 125,452,381, respectively. This capital increase (Asymmetrical Capital Increase) took effect on 1 March 2020, one month after the withdrawal of the United Kingdom from the EU. Poland and Romania will pay the called portion of their increase in the EIB’s subscribed capital and contribute to the EIB reserves in ten equal semi-annual instalments. The Withdrawal Agreement contains, among other things, several provisions governing the financial settlement in respect of the EIB as a result of the termination of UK membership of the EIB. In accordance with the provisions laid down in Article 150 of the Withdrawal Agreement, the United Kingdom shall remain liable, under its former share of the subscribed capital in the EIB, for the EIB’s pre-withdrawal exposure. In this respect as at 31 December 2024, the EIB’s pre-withdrawal exposure amounts to EUR 343,688 million, whereas the limit of the United Kingdom’s liability amounts to EUR 39,195 million. The United Kingdom shall also remain liable for other EIB risks as long as such risks are not related to post-withdrawal lending. In addition, in accordance with the provisions laid down in Article 150 of the Withdrawal Agreement, the EIB shall pay to the United Kingdom on behalf of the EU an amount equal to the UK share of the called capital of the EIB in twelve annual instalments. Except for such repayment of the UK called capital, the EIB shall not be obliged to make any other payment, return or remuneration to the United Kingdom in connection with the termination of its membership of the EIB or on account of the retention by the United Kingdom of certain liabilities as described in the relevant provisions of the Withdrawal Agreement. A.2. Summary of significant accounting policies A.2.1. Foreign currency translation The Group uses the euro (‘EUR’) as the unit of measurement for the capital accounts of Member States and for presenting its Financial Statements. The Group conducts its operations in euro, in other currencies of the EU Member States and in non-EU currencies. Its resources are derived from its capital, borrowings and accumulated earnings in various currencies. Foreign currency transactions are translated at the exchange rate prevailing on the date of the transaction. The Group's monetary assets and liabilities denominated in currencies other than euro are translated into euro at the closing exchange rates prevailing at the balance sheet date. The gain or loss arising from such translation is recorded in the profit and loss account under “Net result on financial operations”. A.2.2. Basis of consolidation Subsidiaries Subsidiaries are all entities directly or indirectly controlled by the Group. EIB Group is required to consolidate entities under its control which it is exposed to, or has rights to, variable returns from its involvement and has the ability to affect those returns through its power over the entities. All significant subsidiaries are included in these consolidated Financial Statements, while entities immaterial to the Group are excluded from the scope of consolidation. The Financial Statements of any subsidiary are included in the consolidated Financial Statements from the date on which control commences until the date on which control ceases. The Financial Statements of EIB Group comprise those of the European Investment Bank (the ‘Bank’ or ‘EIB’) and those of its subsidiary, the European Investment Fund (the ‘Fund’ or ‘EIF’). The Financial Statements of its subsidiary are prepared for the same reporting year as the Bank, using consistent accounting policies. 112

2024 FINANCIAL REPORT 118 10 Minority interest Minority interest in the EIB’s subsidiary represents the portion of profit or loss and net assets not owned directly or indirectly, by the Group and is presented separately in the consolidated balance sheet under “Equity attributable to minority interest” and respectively in the consolidated profit and loss account under “Profit attributable to minority interest”. The commitment provided in form of a put option in respect of the shares held by the EIF’s minority shareholders other than the European Commission, is recorded off-balance in the amount of the applicable exercise price. Transactions eliminated on consolidation After aggregation of the balance sheet and the profit and loss accounts, all intra-group balances and transactions, income and expenses resulting from intra-group transactions are eliminated. Assets held in an agency or fiduciary capacity are not assets of the Group and are reported in Note Z. A.2.3. Derivatives The Group uses derivative instruments, mainly currency and interest rate swaps, as part of its asset and liability management (‘ALM’) activities to manage exposures to interest rate and foreign currency risks. All derivatives transactions are recorded at their notional values as off-balance sheet items at transaction date. The majority of the Group’s swaps are concluded with a view to hedging bond issues and treasury bonds within the Long-Term HQLA Portfolio (‘LTHP’). The Group enters into currency and interest rate swaps, whereby the proceeds of a borrowing are initially converted into a different currency and at maturity the Group will obtain the amounts required to service the borrowing in the original currency or to modify the interest rate positions of a borrowing or treasury bond. The Group also enters into currency, interest rate and overnight index swaps as part of its hedging operations on loans or for the global ALM position. The corresponding interest is accounted for on a pro rata temporis basis. The Group also uses short-term derivative instruments, primarily foreign exchange (‘FX’) swaps, as part of its treasury operations, as well as derivatives hedging the actively managed portfolio (Securities Liquidity Portfolio, or ‘SLP’). A.2.3.1. Derivatives under the Securities Liquidity Portfolio As part of the Securities Liquidity Portfolio (‘SLP’), derivatives are entered in and recorded at market value in the balance sheet as “Other assets” when their market value is positive or “Other liabilities” when their market value is negative. Changes in the market value are included in “Net result on financial operations”. Market values are obtained from quoted market prices, discounted cash flow models and option pricing models, which consider current market and contractual prices for the underlying instrument, as well as the time value of money, yield curve and volatility of the underlying. Interest on derivative instruments is accrued pro rata temporis under “Prepayments and accrued income” or “Accruals and deferred income”. Interest rate swaps Interest rate swap contracts are entered into in order to modify the interest rate positions. The interest received and paid under interest rate swaps is accrued on a pro rata temporis and reported in the profit and loss account under “Interest receivable and similar income” or “Interest payable and similar charges”. The market value is recorded under “Other assets” when their market value is positive or “Other liabilities” when their market value is negative. Changes in the market value are included in the “Net result on financial operations”. Futures contracts Interest rate and bond futures contracts (futures) are entered to hedge the exposure deriving from investments in government and other bonds. Futures are highly standardised derivative contracts, traded on regulated markets and are subject to daily margin requirements. The market value is recorded under “Other assets” when their market value is positive or “Other liabilities” when their market value is negative. Changes in the market value are included in the “Net result on financial operations”. A.2.3.2. Other derivatives Currency swaps Currency swap contracts are entered into in order to adjust currency positions. The revaluation of the spot leg of a currency swap is presented in “Accruals and deferred income” or “Prepayments and accrued income”. The forward leg of the currency swap is recorded off-balance sheet at settlement amount and is not revalued. The premium/discount between the spot and forward settlement amounts is amortised pro rata temporis through the profit and loss account in “Interest receivable and similar income” or “Interest payable and similar charges”. 113

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 119 11 Interest rate swaps Interest rate swap contracts are entered into in order to modify the interest rate positions. The hedging interest rate swaps are not revalued and their notional value is recorded off-balance sheet. The interest received and paid under interest rate swaps is accrued pro rata temporis and reported in the profit and loss account under “Interest receivable and similar income” or “Interest payable and similar charges”. Currency forwards Currency forwards are entered into in order to adjust future currency positions. The forward leg is recorded off-balance sheet at the settlement amount and is not revalued. The difference between the spot amounts and the forward settlement amounts is amortised pro rata temporis through the profit and loss account in “Interest receivable and similar income” or “Interest payable and similar charges”. Interest on derivative instruments is accrued pro rata temporis under “Prepayments and accrued income” or “Accruals and deferred income”. A.2.4. Financial assets and liabilities Financial assets and liabilities are accounted for using the settlement date basis. A.2.5. Cash and cash equivalents Cash and cash equivalents are disclosed in the consolidated cash flow statement and comprise cash on hand, unrestricted balances held with central banks, on demand amounts due, and highly liquid money market securities or term deposits with initial maturity of 3 months or less from the date of acquisition. These instruments are subject to an insignificant risk of changes in their value, readily convertible to cash and are used by the Group in the management of its short-term commitments. A.2.6. Treasury bills and other bills eligible for refinancing with central banks and debt securities including fixed-income securities A.2.6.1. Long-Term High Quality Liquid Assets (‘HQLA’) Portfolio (‘LTHP’) The main purpose of the portfolio is to serve as a core long-term liquidity reserve for the Bank in EUR and USD, composed of highly-rated liquid bonds. Securities under the portfolio are kept with the intention to hold them to maturity. Investments are authorised in securities that are issued or guaranteed by: • Governments of the European Union Member States and the United States of America (USA); • European Union, European Stability Mechanism, European Financial Stability Facility. These securities are initially recorded at the purchase price. Value adjustments are accounted for, if these are other than temporary. The difference between the entry price and redemption value is accounted for pro rata temporis over the life of the securities, as “Interest receivable and similar income” or “Interest payable and similar charges”. A.2.6.2. Operational portfolios Treasury Monetary Portfolio (‘TMP’) In order to maintain an adequate level of liquidity, the Bank purchases money market products with a maximum maturity of 12 months, in particular treasury bills and negotiable debt securities issued by public bodies and credit institutions. The securities in the Treasury Monetary Portfolio are held until their final maturity and are initially recorded at purchase price and subsequently presented in the Financial Statements at amortised cost. The difference between purchase price and redemption value is accounted for pro rata temporis over the life of the securities as “Interest receivable and similar income” or “Interest payable and similar charges”. Value adjustments are accounted for under “Value (re-)adjustments in respect of transferable securities held as financial fixed assets and participating interests”, if these are other than temporary. Securities Liquidity Portfolio (‘SLP’) SLP comprises listed debt securities issued or guaranteed by national governments, supranational institutions, financial institutions and corporations. The portfolio is largely driven by an active management and following the initial recognition at purchase price, subsequently the securities of this portfolio are presented in the Financial Statements at market value. Changes in market value are recorded under “Net result on financial operations” in the profit and loss account. The market value of SLP is based on published price quotations in an active market as the first source. For instruments without available published price quotations, the market values are determined by obtaining quotes from market participants and/or by using valuation techniques or models, based whenever possible on observable market data prevailing at the balance sheet date. Operational portfolio EIF The Operational portfolio EIF comprises listed debt securities with a maximum residual maturity of 10 years. These securities are measured at amortised cost. A.2.6.3. Loan substitutes portfolio (EIB) and ABS portfolio (EIF) The loan substitutes portfolio (EIB) and ABS portfolio (EIF) mainly consist of obligations in the form of bonds, notes or certificates issued by special purpose vehicles (‘SPVs’), trust vehicles or financial institutions. These securities are kept with the intention to be held to maturity and initially recorded at purchase price and subsequently valued at amortised cost. The difference between purchase price and redemption value is accounted 114

2024 FINANCIAL REPORT 120 12 for pro rata temporis over the life of the securities as “Interest receivable and similar income”. Individual value adjustments are accounted for, if these are other than temporary. Collective value adjustments are recorded to capture contracts which are impaired but have not yet been identified as such respectively for losses incurred but not yet reported. Individual and collective value adjustments are recorded in the profit and loss account as “Value (re-) adjustments in respect of transferable securities held as financial fixed assets and participating interests” and are deducted from the appropriate asset items on the balance sheet. Undisbursed parts of loan substitutes are recorded in off-balance sheet at their nominal value. A.2.6.4. Preferred creditor status (‘PCS’) The principle of the supremacy of the EU primary law and the principle that the property of the EIB shall be exempt from all forms of requisition and expropriation, as enshrined in the EIB Statute, are deemed to guarantee a full recovery of the EU Sovereign Exposures at maturity. This financial protection and the benefit of the preferred creditor status result in no credit risk or impairment loss from Member States sovereign exposure or guarantees. However, similarly to other creditors, the EIB is bound by the majority decision based on collective action clauses (‘CAC’) included in debt instruments issued by EU Sovereigns. A.2.7. Loans and advances to credit institutions and customers A.2.7.1. Loans and advances Loans and advances are included in the assets of the Group at their net disbursed amounts. Individual value adjustments have been recorded for loans outstanding at the end of the period and presenting risks of non-recovery of all or part of their amounts. Collective value adjustments may be recorded to capture loans in the portfolio which are impaired but have not yet been identified as such or for losses which have been incurred but not yet reported. Such value adjustments are held in the same currency as the assets to which they relate. Value adjustments are accounted for in the profit and loss account as “Value (re-) adjustments in respect of loans and advances and provisions for contingent liabilities” and are deducted from the appropriate asset items on the balance sheet. Undisbursed parts of loans and advances are recorded in off-balance sheet at their nominal value. A.2.7.2. Interests on loans Interests on loans are recorded in the profit and loss account on an accrual basis, i.e. over the life of the loans. On the balance sheet, accrued interest is included in “Prepayments and accrued income” under assets. Value adjustments to interest amounts on these loans are determined on a case-by-case basis by the Group’s Management, deducted from the appropriate asset item on the balance sheet and accounted for in the profit and loss account as “Value (re-)adjustments in respect of loans and advances and provisions for contingent liabilities”. For non-performing loans, upon value adjustment, the accrual of interest income based on the original terms of the claim may be discontinued. A.2.7.3. Reverse repurchase agreements (‘Reverse repos’) A reverse repurchase agreement is one under which the Group lends liquid funds to a credit institution which in return provides collateral in the form of securities. The two parties enter into an irrevocable commitment to complete the operation on a date and at a price fixed at the outset. The operation is based on the principle of delivery against payment: the borrower of the liquid funds transfers the securities to the Group’s custodian in exchange for settlement at the agreed price, which generates a return for the Group linked to the money market. This type of operation is considered for the purposes of the Group to be a loan at a guaranteed rate of interest. Generally treated as collateralised financing transactions, they are carried at the amounts of cash advanced or received, plus accrued interest. Reverse repos are entered at their notional amount on the assets side of the consolidated balance sheet under “Loans and advances to credit institutions - b) other loans and advances”. Securities received under reverse repurchase agreements are not recognised in the consolidated balance sheet, unless control of the contractual rights comprised in these securities is assumed. The Group monitors the market value of the securities received on a daily basis and requests additional collateral in accordance with the underlying agreements. Interest on reverse repurchase agreements is recognised as “Interest receivable and similar income” or “Interest payable and similar charges” over the life of each agreement. A.2.7.4. Interest subsidies Interest subsidies received in advance (see Note I) are deferred and recognised in the profit and loss account over the period from disbursement to repayment of the subsidised loan. A.2.7.5. Term and on-demand deposits (‘Deposits’) Deposits are operations under which the Group lends liquid funds to a credit institution or customer for a certain period or on-demand against a return agreed between the parties. Deposits are entered at their nominal amount on the assets side of the consolidated balance sheet under “Loans and advances to credit institutions or customers – b) other loans and advances”. Interest on deposits is recognised as “Interest receivable and similar income” or “Interest payable and similar charges” over the life of deposit term. A.2.8. Shares, other variable-yield securities and participating interests The Group holds shares, other variable-yield securities and participating interests when it enters into private equity (‘PE’) and venture capital operations, debt funds, infrastructure funds, investment funds or participations in the form of direct equity. These investments are initially recorded 115

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 121 13 at acquisition cost, reduced by any reflow resulting from repayments. Their carrying value is adjusted to the lower of cost or market value at subsequent measurement at the balance sheet date. In certain co-investments performed by the Group, the investments are initially recognised at cost and the net-paid-in represents the drawdowns paid net of any capital repayments allocated in accordance with the agreed waterfall. Based on the reports received from fund managers, the portfolios of investments are valued on a line-by-line basis at the lower of cost or attributable NAV, thereby excluding any attributable unrealised gain that may be prevailing in the portfolio. The attributable NAV is determined by applying in order of priority, and subject to availability at the reporting date, either: • the Group share of NAV at the latest available date, submitted by the respective fund manager, or; • the number of shares or units held by the Group multiplied by the price per share or units latest available date reported by fund manager, or; • the Group’s percentage ownership in the specific compartment multiplied by the specific compartment NAV reflected in the most recent fund manager’s report, or; • the Group’s percentage of ownership in the fund multiplied by the latest available fund NAV. In certain co-investments performed by the Group, the attributable NAV may be determined based on the agreed waterfall calculation. The attributable NAV is adjusted for events occurring between the date of the latest available NAV and the balance sheet date to the extent that such adjustment is considered to be material by the Management Committee. The undrawn but committed part of these investments is recorded as off-balance sheet commitments at their nominal value. For specific investments where NAVs cannot readily be determined, other guidelines for example the International Private Equity and Venture Capital Valuation (‘IPEV’) Guidelines, as published by the IPEV Board might be used and more detailed monitoring and review will be required. In accordance with this method, the funds are internally classified into three categories: • Category I – funds that have adopted the fair value requirements of IFRS 13 or IPEV Guidelines for which a specific review is performed to ensure that the NAV is a reliable estimate of fair value; • Category II – funds that have adopted other valuation guidelines (such as the former 2001 EVCA) or standards that can be considered to be in line with IFRS 13, for which an equivalent NAV can be calculated; and • Category III – funds that have not adopted the fair value requirements of IFRS 13 or any other valuation guidelines in line with IFRS 13. Secondary sales Secondary sale transactions on venture capital funds and investment funds lead to derecognition of the underlying assets. Gains or losses from secondary sales are recorded in “Net result on financial operations” and are calculated as the difference between the sales proceeds and the net carrying amount. Participating interests The shares acquired by the Group for its own account typically represent investments in venture capital operations, debt funds, infrastructure funds and investment funds. According to industry practice, such investments are generally subscribed by a number of investors, none of whom is in a position to individually influence the daily operations or investment activities of the funds. Consequently, any membership by an investor in a governing body of such a fund does not, in principle, entitle said investor to influence the day-to-day operations of the fund. In addition, individual investors in venture capital operations, infrastructure funds or investment funds do not determine policies of a fund such as distribution policies on capital repayments or other distributions. Such decisions are typically taken by the management of a fund on the basis of the shareholders’ agreement governing the rights and obligations of the management and all shareholders of the fund. The shareholders’ agreement also generally prevents individual investors from bilaterally executing material transactions with the fund, interchanging managerial personnel or obtaining privileged access to essential technical information. Such above-mentioned criteria are assessed by the EIB through a comprehensive analysis involving judgement to determine whether it has significant influence or joint control over those entities they acquired shares in. In case there is significant influence or joint control over the entity, it is disclosed under “Participating interests”. Capital subscribed by the Group but uncalled from the investment in European Bank for Reconstruction and Development (‘EBRD’) is recorded off-balance sheet. A.2.9. Tangible assets Tangible assets include land, Group-occupied properties, other machines and equipment. Land is stated at acquisition cost and buildings are stated at acquisition cost less accumulated depreciation, less accumulated impairment. The costs of the Group's headquarters buildings in Luxembourg-Kirchberg and its building in Luxembourg-Weimershof are depreciated on a straight-line basis as set out below. Permanent equipment, fixtures and fittings, furniture, office equipment and vehicles have been recorded in the consolidated balance sheet at their acquisition cost, less accumulated depreciation, less accumulated impairment. Depreciation is calculated on a straight-line basis over the estimated life of each item purchased, as set out below: • Buildings in Kirchberg and Weimershof: 30 years; • Permanent equipment, fixtures and fittings: 10 years; • Furniture: 5 years; • Office equipment and vehicles: 3 years. There is no depreciation of the accumulated costs of work-in-progress assets until they are completed and the assets are ready to use for the intended purpose. 116

2024 FINANCIAL REPORT 122 14 A.2.10. Intangible assets Intangible assets comprise computer software. Software development costs are capitalised if they meet certain criteria related to identifiability, the probability that future economic benefits will flow to the enterprise and to the reliability of cost measurement. Internally developed software meeting these criteria is carried at cost less accumulated amortisation, which is calculated on a straight-line basis over three years from completion, less accumulated impairment. There is no amortisation of the accumulated costs of work-in-progress assets until they are completed and the assets are ready to use for the intended purpose. A.2.11. Pension plans and health insurance scheme A.2.11.1. Pension plan for staff The Group operates defined-benefit pension plans to provide retirement benefits to substantially its entire staff. The Bank’s main pension scheme is a defined-benefit pension scheme funded by contributions from staff and from the Bank which covers all employees. All contributions of the Bank and its staff are invested in the assets of the Bank. The main pension scheme of the EIF is a defined-benefit scheme funded by contributions from staff and from the EIF which covers all employees. The scheme entered into force in March 2003, replacing the previous defined-contribution scheme. Commitments for retirement benefits are valued at least every year using the projected unit credit method, in order to ensure that the provision entered in the accounts is adequate. The latest valuation was carried out as at 31 December 2024 based on membership data as at 30 September 2024 and cashflows to 31 December 2024. The main assumptions used by the actuary are set out in Note L. Cumulative current year actuarial gains or losses in excess of 10% of the commitments for retirement benefits are recognised over a period of 7 years on a straight-line basis. Once the provision has reached the amortisable portion of the actuarial value of the retirement and health insurance benefits, no further amortisation is recognised in the profit and loss account. Additionally, if the provision exceeds the actuarial value of the retirement and health insurance benefits, any excess will not be released to the profit and loss account in subsequent periods. A.2.11.2. Health insurance scheme The Group has set up its own health insurance scheme for the benefit of staff, financed by contributions from the Group and its employees. The health insurance scheme is managed and accounted for under the same principles as the pension plan for staff described in Note A.2.11.1. The latest valuation was carried out as at 31 December 2024 based on membership data as at 30 September 2024 and cashflows to 31 December 2024. A.2.11.3. The Management Committee pension plan The Management Committee pension plan is a defined-benefit pension scheme funded by contributions from the Group only which covers all Management Committee members. All contributions of the Group are invested in the assets of the Group. The Management Committee pension plan is managed and accounted for under the same principles as the pension plan for staff described in Note A.2.11.1. A.2.11.4. Optional Supplementary Provident Scheme The Optional Supplementary Provident Scheme is a defined-contribution pension scheme, funded by voluntary staff contributions and employer contributions. The corresponding liability is recorded in “Other liabilities”. A.2.12. Amounts owed to credit institutions and customers Amounts owed to credit institutions and customers are presented in the Financial Statements at their redemption amounts. Interest on amounts owed to credit institutions and customers is recorded in the profit and loss account on an accrual basis as “Interest payable and similar charges”, or “Interest receivable and similar income”, if interest rate is negative. Accrued interest is included in “Accruals and deferred income” under liabilities. A.2.12.1. Repurchase agreements (‘Repos’) A repurchase agreement is one under which the Group borrows liquid funds from a credit institution and provides collateral in the form of securities. The two parties enter into an irrevocable commitment to complete the operation on a date and at a price fixed at the outset. The operation is based on the principle of delivery against payment, which is mentioned in note A.2.7.3. This type of operation is considered for the purposes of the Group to be a borrowing with an agreed rate of interest. Generally treated as collateralised financing transactions, they are carried at the amounts of cash owed, plus accrued interest. Repos are entered at their notional amounts on the liabilities side of the consolidated balance sheet under “Amounts owed to credit institutions- b) with agreed maturity or periods of notice”. Interest on repurchase agreements is recognised as “Interest receivable and similar income” or “Interest payable and similar charges” over the life of each agreement. 117

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 123 15 A.2.12.2. Collateral call accounts Under unilateral Collateral Support Annexes, the Group receives cash as collateral to mitigate counterparty credit exposures on Derivatives, Lending and Treasury portfolios. The cash collateral received is recorded at its nominal value and presented in the consolidated Financial Statements under “Amounts owed to credit institutions - a) repayable on demand” - Overnight deposits. A.2.13. Debts evidenced by certificates Debts evidenced by certificates are presented at their redemption amounts, except for zero coupon bonds which are presented at their amortised cost. Transaction costs and premiums/ discounts are amortised in the profit and loss account on a straight-line basis over the life of the debt through “Accruals and deferred income” or “Prepayments and accrued income”. Interest on debt instruments is included in “Interest payable and similar charges” or “Interest receivable and similar income” in the consolidated profit and loss account. A.2.14. Financial guarantees Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs, if a specified debtor fails to make payment when due under the original or modified terms of a debt instrument. Signed financial guarantees are generally accounted for and disclosed as off-balance sheet items. Net liabilities from financial guarantees are presented in the balance sheet under “Provisions b) provisions in respect of guarantee operations”. This provision is intended to cover risks inherent in the Group’s activity of issuing guarantees in favour of financial intermediaries or issued in respect of loans granted by third parties. Financial guarantees are initially recognised at fair value corresponding to the net present value (‘NPV’) of expected premium inflows or the initial expected loss. Subsequent to initial recognition, financial guarantees are measured as the deficit of the net present value of expected future premium inflows over the higher of: • the amount of the expected credit loss; and • the fair value initially recognised less any cumulative amount of income/amortisation recognised. Unrealised gains representing the excess of the net present value of expected future premium inflows over the amount of the expected payment obligations remain unrecognised. Any increase or decrease in the net liability relating to financial guarantees is recognised in the profit and loss account under “Value (re-)adjustments in respect of loans and advances and provisions for contingent liabilities”. Any premium received is recognised in the profit and loss account in “Commissions receivable”. Any upfront fees received are recognised in ”Accruals and deferred income” in the balance sheet and amortised in the profit and loss account on a straight-line basis over the life of the financial guarantee. A.2.15. Provision for commitments This provision is intended to cover risks inherent in the Group’s commitment on loans, infrastructure and investment funds as well as private equity and venture capital operations signed but not yet disbursed. A.2.16. Reserves A.2.16.1. Reserve fund As provided for under Article 22(-1) of the Statute, “a reserve fund of up to 10% of the subscribed capital shall be built up progressively” from the retained profit of the Bank. A.2.16.2. Additional reserves Additional reserves contain the remaining retained earnings of the Group. A.2.16.3. Special activities reserve As provided for under Article 16(-5) of the Statute, “the special activities of the Bank […] will have a specific allocation of reserve”. The special activities reserve is a dedicated notional reserve for the allocation of own funds covering unexpected losses of those activities, which have a risk profile higher than what is generally accepted by the Bank, including venture capital activities. The reserve is based on the allocation of each operation and is calculated according to the evolution of the underlying assets. A.2.16.4. General loan reserve In 2009 a “general loan reserve” was introduced for the Bank’s loan and guarantee portfolio, representing a notional reserve for allocation of own funds. It is calculated based on the Bank’s internal loan grading system according to the evolution of the underlying assets. 118

2024 FINANCIAL REPORT 124 16 A.2.17. Prepayments and accrued income Expenditure incurred during the financial year but relating to a subsequent financial year, together with any income for which payment is not due until the expiry of the underlying instrument. A.2.18. Accruals and deferred income Income received before the balance sheet date but relating to a subsequent financial year, together with any charges that, although pertaining to the financial year in question, will be paid only in the course of a subsequent financial year. A.2.19. Interest receivable and similar income “Interest receivable and similar income” includes mainly interest on loans and advances to credit institutions and customers, debt and money market instruments and derivatives. A.2.20. Interest payable and similar charges “Interest payable and similar charges” includes mainly interest on amounts owed to credit institutions and customers, interest expense on debt and money market instruments and derivatives. A.2.21. Income from securities “Income from securities” is mainly composed of reflows exceeding the capital. A.2.22. Taxation The Protocol on the Privileges and Immunities of the European Union appended to the Treaty on European Union and the Treaty on the Functioning of the European Union, stipulates that the assets, revenues, and other property of the institutions of the Union are exempt from all direct taxes. A.3. Correction of comparative figures During 2024, the Bank discovered inconsistencies in the underlying reports used for the recording of part of its financial guarantees off-balance sheet exposure. In order to ensure accurate representation of comparative figure, the amounts reported previously (i.e. EUR ‘000 32,830,887 – as at 31 December 2023) have been restated accordingly to EUR’000 28,636,062. 119

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 125 17 Note B – Cash in hand, balances with central banks and post office banks and debt securities portfolio B.1. Cash in hand, balances with central banks and post office banks The cash in hand and balances with central banks and post office banks equals to EUR ’000 104,678 as at 31 December 2024 (2023: EUR ‘000 210,008). The EIB is an eligible counterparty in the Eurosystem’s monetary policy operations, therefore has been given access to the monetary policy operations of the European Central Bank. The Bank conducts the operations via the Central Bank of Luxembourg, where it maintains a deposit to cover the minimum reserve requirement. The balance of this deposit amounts to EUR ‘000 104,667 as at 31 December 2024 (2023: EUR ‘000 209,995). B.2. Debt security portfolios (in EUR ’000) The debt security portfolios are composed of the Long-Term HQLA Portfolio (‘LTHP’), the treasury monetary portfolio (‘TMP’), the securities liquidity portfolio (‘SLP’), the loan substitutes portfolio and of the ABS and Operational portfolios of the EIF. The details of these portfolios as at 31 December 2024 and 2023 are as follows: 31.12.2024 31.12.2023 Treasury bills and other bills eligible for refinancing with central banks 38,114,661 37,012,900 Debt securities including fixed-income securities 11,574,710 11,901,319 Total debt securities(*) 49,689,371 48,914,219 (*) of which EUR ‘000 5,896,446 are unlisted as at 31 December 2024 (2023: EUR ‘000 17,483,015). At 31.12.2024 Purchase price Book value Value Adjustments Premiums/ discounts to be amortised Value at final maturity Market value(**) LTHP 7,607,156 7,600,243 0 17,760 7,618,003 7,243,089 TMP 12,608,177 12,843,182 0 213,435 13,056,617 12,881,936 SLP 6,648,321 6,688,981 0 0 6,737,517 6,688,981 Operational portfolio - EIF 2,258,029 2,226,480 0 -17,634 2,208,847 2,130,875 ABS portfolio - EIF 761,236 519,541 0 0 519,541 512,536 Loan substitutes 19,807,235 19,810,944 0 709 19,811,653 19,820,469 Total debt securities(*) 49,690,154 49,689,371 0 214,270 49,952,178 49,277,886 (*) of which cash and cash equivalents is nil. (**) Market value does not include accrued interest. At 31.12.2023 Purchase price Book value Value Adjustments Premiums/ discounts to be amortised Value at final maturity Market value(***) LTHP 4,791,606 4,771,796 0 17,240 4,789,036 4,498,835 TMP 17,287,530 17,638,945 0 217,566 17,856,511 17,657,410 SLP 4,879,413 4,855,797 0 0 4,944,514 4,855,797 Operational portfolio - EIF 2,249,535 2,221,897 0 -27,897 2,194,000 2,059,342 ABS portfolio - EIF 660,237 537,359 0 0 537,359 532,881 Loan substitutes(*) 18,930,045 18,888,425 4,289 23 18,892,737 18,746,259 Total debt securities(**) 48,798,366 48,914,219 4,289 206,932 49,214,157 48,350,524 (*) The amounts are not directly traceable to Note D, as the latter discloses the disbursed portion of loan substitutes. (**) of which cash and cash equivalents EUR '000 49,891 (***) Market value does not include accrued interest. All instruments of the LTHP portfolio are compliant with the HQLA criteria and are monitored regularly through internal limits. As at 31 December 2024 and 2023, there is neither significant deterioration of the credit rating of the portfolio nor any indication that the full amount of the book value is not going to be recovered at maturity. The market value of the portfolio is impacted (lower than the book value) due to the current interest rate environment and the corresponding long-term maturity of those. Loan substitutes, which represent acquisitions of interests in pools of loans or receivables in connection with securitisation transactions are considered to be part of the aggregate loans (Note D). Some of these transactions have been structured by adding credit or project-related remedies, thus offering additional recourse. Following detailed review of loan substitutes portfolio for any value adjustment, no value adjustment has been recoded for 2024 (2023: one value adjustment for one transaction). The collective value adjustment on the loan substitutes portfolio, which was recorded in 2023 in relation to the war in Ukraine (EUR ‘000 4,285), was released in its entirety in 2024. 120

EU sovereign exposure in bond holdings

The Group did not record value adjustments in 2024 and 2023 in respect of its held to maturity EU sovereign and EU sovereign guaranteed exposure as at year-end, in view of the Bank's as well as EIF's preferred creditor status and the protection given by the Bank's Statute as well as a detailed review of any value adjustment requirements.

The following tables show the exposure to debt issued or guaranteed by EU sovereigns in the Group's debt securities portfolios (including loan substitutes and EIF ABS portfolio) as at 31 December 2024 and 2023:

At 31.12.2024	Purchase price	Book value	Value at final maturity	Market value
EU sovereigns				
Austria	803,423	804,600	821,066	773,502
Belgium	417,869	416,387	402,000	386,139
Bulgaria	55,990	54,409	52,515	50,342
Denmark	115,463	115,650	115,507	115,973
Estonia	6,943	6,948	7,000	7,055
Finland	616,720	619,584	627,744	591,088
France	5,924,089	6,045,034	6,192,617	6,026,907
Germany	2,098,603	2,105,840	2,111,072	2,102,092
Hungary	16,827	16,203	16,000	15,530
Italy	5,729,888	5,827,476	5,915,000	5,850,314
Latvia	26,330	26,714	26,500	27,208
Lithuania	38,119	37,905	37,950	37,227
Luxembourg	101,137	101,299	102,500	101,896
Netherlands	61,287	59,413	59,000	58,014
Poland	955,724	953,571	951,628	996,377
Portugal	47,184	46,911	46,500	41,820
Romania	13,781	13,580	13,476	13,580
Slovakia	37,886	37,972	38,000	38,197
Slovenia	54,433	54,089	54,000	49,552
Spain	1,785,547	1,817,335	1,853,259	1,821,511
Sweden	8,645	8,645	8,663	8,645
	18,915,888	**19,169,565**	**19,451,997**	**19,112,969**
Non-EU sovereign and other bonds	**30,774,266**	**30,519,806**	**30,500,181**	**30,164,917**
Total	**49,690,154**	**49,689,371**	**49,952,178**	**49,277,886**

At 31.12.2023	Purchase price	Book value	Value at final maturity	Market value
EU sovereigns				
Austria	1,049,891	1,058,747	1,085,318	1,027,612
Belgium	195,825	194,874	187,000	167,838
Bulgaria	41,191	39,652	37,515	33,953
Croatia	9,053	9,045	9,050	9,045
Czech Republic	302,312	264,111	262,902	263,648
Denmark	108,556	108,940	108,597	109,712
Finland	593,372	600,389	607,624	573,412
France	2,531,947	2,578,078	2,670,946	2,569,162
Germany	1,705,146	1,726,752	1,731,004	1,723,047
Hungary	16,827	16,356	16,000	15,012
Italy	6,397,179	6,496,269	6,617,329	6,505,845
Latvia	22,365	22,648	22,500	23,111
Lithuania	31,266	31,045	30,950	28,981
Luxembourg	54,458	54,495	55,000	57,847
Netherlands	154,941	151,926	148,457	150,791
Poland	690,042	687,856	685,278	707,800
Portugal	47,184	46,982	46,500	40,801
Romania	13,946	14,026	13,575	14,026
Slovakia	7,960	7,989	8,000	7,684
Slovenia	39,490	39,205	39,000	33,347
Spain	1,014,912	1,043,976	1,051,200	1,042,999
	15,027,863	**15,193,361**	**15,433,745**	**15,105,673**
Non-EU sovereign and other bonds	**33,770,503**	**33,720,858**	**33,780,412**	**33,244,851**
Total	**48,798,366**	**48,914,219**	**49,214,157**	**48,350,524**

121 **2024** FINANCIAL REPORT

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 127 19 Note C – Loans and advances to credit institutions and to customers – other loans and advances (in EUR ‘000) 31.12.2024 31.12.2023 Term deposits(*) 18,829,974 22,104,948 On-demand deposits 2,498 2,249 Reverse repos 21,286,269 23,418,826 Other loans and advances to credit institutions 40,118,741 45,526,023 Other loans and advances to customers 234,816 55,581 Total other loans and advances 40,353,557 45,581,604 of which cash and cash equivalents 37,376,534 24,377,519 (*) It includes deposits with the Central Bank of Luxembourg of EUR 16.7 billion as at 31 December 2024 (31 December 2023: EUR 14.9 billion). Note D – Summary statement of loans D.1. Aggregate loans granted (in EUR ‘000) Aggregate loans granted comprise both the disbursed and undisbursed portions of loans. The analysis is as follows: To intermediary credit institutions Directly to final beneficiaries 31.12.2024 31.12.2023 Disbursed portion 89,422,436 346,242,545 435,664,981 425,673,296 Undisbursed loans 28,991,439 99,028,309 128,019,748 128,565,932 Aggregate loans granted 118,413,875 445,270,854 563,684,729 554,239,228 Loan instalments receivable 69,553 531,004 600,557 165,718 Loan substitutes portfolio 19,810,944 18,892,714 Aggregate loans including loan substitutes portfolio (Note D.3) 584,096,230 573,297,660 D.2. Value adjustments for loans (in EUR ‘000) Movements in the value adjustments are detailed below: 2024 2023 At 1 January 542,652 391,748 Release during the year (1) -150,022 -60,969 Use during the year(2) -30,516 -27,398 Allowance during the year 251,641 240,249 Foreign exchange adjustment 4,549 -978 At 31 December(3) 618,304 542,652 (1) In 2022, the Bank recognised a collective provision in the context of the war in Ukraine, to address the Bank’s need to capture the effect of this event and its broader economic consequences on its portfolio. Given the expected impact of the crisis on clients, it was deemed likely that there were financial assets in the portfolio which were impaired but had not yet been identified or losses which had incurred but had not been reported. In accordance with core principles of prudence of the EU-AD, these potential losses were reflected in the Bank’s financial statements. Consequently, the Bank performed a vulnerability assessment to identify the sub-populations of exposures where losses might have been incurred but had not yet been individually identified. For those sub-populations, a collective provision has been computed on underlying exposures. The Bank has released during 2024 the collective provisions on loans (2023 collective provisions on loans: EUR ‘000 87,190) in its entirety. (2) In 2024, the Bank: • Wrote-off seven loan operations that were specifically provisioned at the beginning of the year: EUR '000 30,558 was used against the existing provision (2023: EUR '000 23,898 on three loan operations); • Wrote-off one loan operation that had been specifically provisioned during the course of 2024: EUR '000 376 was used against the existing provision (2023: none); • Completed no restructurings of loan operations that was specifically provisioned at the beginning of the period and was used against the existing provision (2023: none); • Completed one sale transaction of non-performing loan operations: EUR ‘000 335 was used against the existing provision (2023: EUR ‘000 3,500 on one sale transaction). (3) The value adjustments relate only to disbursed loans, including arrears. The Bank has additionally recorded value adjustments in regards to accrued interest of a total amount of EUR '000 68,700 (2023: EUR '000 17,142), which is recorded under the caption of "Prepayments and accrued income." 122

2024 FINANCIAL REPORT 128 20 D.3. Geographical breakdown of lending by country in which projects are located (in EUR ‘000) D.3.1. Loans for projects within the European Union Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 France 77,154,891 58,317,570 18,837,321 13.22% 12.74% Spain 77,136,101 66,385,096 10,751,005 13.22% 13.37% Italy 65,475,844 54,725,312 10,750,532 11.22% 11.48% Poland 48,800,509 40,663,621 8,136,888 8.36% 8.36% Germany 48,619,105 35,292,839 13,326,266 8.33% 8.33% Greece 19,366,476 14,357,556 5,008,920 3.32% 3.36% Belgium 19,261,477 15,303,828 3,957,649 3.30% 3.15% Netherlands 17,441,953 13,698,566 3,743,387 2.99% 2.86% Austria 14,494,673 12,584,474 1,910,199 2.48% 2.61% Portugal 12,166,169 10,246,831 1,919,338 2.09% 2.23% Sweden 11,909,571 9,281,523 2,628,048 2.04% 2.34% Finland 11,243,710 9,883,654 1,360,056 1.93% 1.83% Czech Republic 9,858,476 6,881,880 2,976,596 1.69% 1.51% Hungary 8,636,399 7,814,817 821,582 1.48% 1.61% Romania 8,631,724 5,704,398 2,927,326 1.48% 1.42% Ireland 8,308,616 6,507,434 1,801,182 1.42% 1.40% Denmark 5,093,488 2,926,200 2,167,288 0.87% 0.80% Slovakia 4,284,599 3,825,580 459,019 0.73% 0.71% Croatia 3,551,220 2,677,282 873,938 0.61% 0.54% Lithuania 3,052,146 2,716,179 335,967 0.52% 0.52% Cyprus 2,514,708 1,931,257 583,451 0.43% 0.46% Bulgaria 2,477,788 1,807,175 670,613 0.42% 0.41% Slovenia 2,242,572 1,834,707 407,865 0.38% 0.47% Estonia 2,044,373 1,367,620 676,753 0.35% 0.32% Luxembourg 858,132 309,488 548,644 0.15% 0.13% Latvia 813,760 688,328 125,432 0.14% 0.17% Malta 381,447 291,343 90,104 0.09% 0.07% Sub-total 485,819,927 388,024,558 97,795,369 83.26% 83.20% EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 129 21 D.3.2. Loans for projects outside the European Union1 D.3.2.1. Candidate countries Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Türkiye 6,471,359 6,002,134 469,225 Ukraine* 5,842,086 3,227,126 2,614,960 Serbia 3,972,474 2,498,087 1,474,387 Bosnia and Herzegovina 1,883,312 1,370,202 513,110 Georgia** 1,762,512 1,246,652 515,860 Moldova, Republic of 1,205,992 504,780 701,212 North Macedonia 656,003 328,286 327,717 Montenegro 616,517 451,991 164,526 Albania 379,313 191,313 188,000 Sub-total 22,789,568 15,820,571 6,968,997 3.91% 3.79% * The EIB’s disbursed exposure in Ukraine is predominantly covered by EU Comprehensive Guarantees and EU Political Risk Guarantees under the EU External Lending Mandate. As of 31 December 2024, total disbursed exposure amounted to EUR 3,227.1 million (compared to EUR 3,144.3 million at the end of 2023). Of this amount, EUR 3,068.1 million, or 95%, is covered by EU Comprehensive Guarantees, EUR 146.6 million, or 5%, is covered by EU Political Risk Guarantees and EUR 12.4 million, or 0%, is covered under Risk Sharing Mandates (compared to EUR 2,962.7 million, or 94%, EUR 166.8 million, or 5% and EUR 14.8 million, or 1% respectively, at the end of 2023). In addition, the Bank also granted financial guarantees on exposures to counterparties located in Ukraine for a signed amount of EUR 500.5 million at the end of 2024 (compared to EUR 470.6 million at the end of 2023). This is fully covered by EU Comprehensive Guarantees. A further EUR 2,615.0 million has been committed in signed operations not yet disbursed at the end of 2024 (compared to EUR 2,605.5 million at the end of 2023). Of this amount, EUR 2,285.2 million, or 87%, is covered by EU Comprehensive Guarantees, EUR 144.9 million, or 6%, by EU Political Risk Guarantees, EUR 150.0 million, or 6%, under EU4U and EUR 33.0 million, or 1%, under Risk Sharing Mandates (compared to EUR 2,432.7 million or 94%, EUR 138.0 million, or 5%, nil, or 0% and EUR 33.0 million or 1% respectively, at the end of 2023). The remaining EUR 1.9 million, or 0%, is at the EIB’s own risk (compared to EUR 1.8 million, or 0%, at the end of 2023). ** In 2024, Georgia falls under the “Candidate countries” caption, whereas in 2023 it fell under the “Potential candidate countries.” Comparative figures in the column “% of total 2023” are reflecting the composition of each country cluster relevant for the year of presentation. 1 The percentages are reflecting the composition of each country cluster relevant for the year of presentation. 123

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 128 20 D.3. Geographical breakdown of lending by country in which projects are located (in EUR ‘000) D.3.1. Loans for projects within the European Union Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 France 77,154,891 58,317,570 18,837,321 13.22% 12.74% Spain 77,136,101 66,385,096 10,751,005 13.22% 13.37% Italy 65,475,844 54,725,312 10,750,532 11.22% 11.48% Poland 48,800,509 40,663,621 8,136,888 8.36% 8.36% Germany 48,619,105 35,292,839 13,326,266 8.33% 8.33% Greece 19,366,476 14,357,556 5,008,920 3.32% 3.36% Belgium 19,261,477 15,303,828 3,957,649 3.30% 3.15% Netherlands 17,441,953 13,698,566 3,743,387 2.99% 2.86% Austria 14,494,673 12,584,474 1,910,199 2.48% 2.61% Portugal 12,166,169 10,246,831 1,919,338 2.09% 2.23% Sweden 11,909,571 9,281,523 2,628,048 2.04% 2.34% Finland 11,243,710 9,883,654 1,360,056 1.93% 1.83% Czech Republic 9,858,476 6,881,880 2,976,596 1.69% 1.51% Hungary 8,636,399 7,814,817 821,582 1.48% 1.61% Romania 8,631,724 5,704,398 2,927,326 1.48% 1.42% Ireland 8,308,616 6,507,434 1,801,182 1.42% 1.40% Denmark 5,093,488 2,926,200 2,167,288 0.87% 0.80% Slovakia 4,284,599 3,825,580 459,019 0.73% 0.71% Croatia 3,551,220 2,677,282 873,938 0.61% 0.54% Lithuania 3,052,146 2,716,179 335,967 0.52% 0.52% Cyprus 2,514,708 1,931,257 583,451 0.43% 0.46% Bulgaria 2,477,788 1,807,175 670,613 0.42% 0.41% Slovenia 2,242,572 1,834,707 407,865 0.38% 0.47% Estonia 2,044,373 1,367,620 676,753 0.35% 0.32% Luxembourg 858,132 309,488 548,644 0.15% 0.13% Latvia 813,760 688,328 125,432 0.14% 0.17% Malta 381,447 291,343 90,104 0.09% 0.07% Sub-total 485,819,927 388,024,558 97,795,369 83.26% 83.20% EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 129 21 D.3.2. Loans for projects outside the European Union1 D.3.2.1. Candidate countries Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Türkiye 6,471,359 6,002,134 469,225 Ukraine* 5,842,086 3,227,126 2,614,960 Serbia 3,972,474 2,498,087 1,474,387 Bosnia and Herzegovina 1,883,312 1,370,202 513,110 Georgia** 1,762,512 1,246,652 515,860 Moldova, Republic of 1,205,992 504,780 701,212 North Macedonia 656,003 328,286 327,717 Montenegro 616,517 451,991 164,526 Albania 379,313 191,313 188,000 Sub-total 22,789,568 15,820,571 6,968,997 3.91% 3.79% * The EIB’s disbursed exposure in Ukraine is predominantly covered by EU Comprehensive Guarantees and EU Political Risk Guarantees under the EU External Lending Mandate. As of 31 December 2024, total disbursed exposure amounted to EUR 3,227.1 million (compared to EUR 3,144.3 million at the end of 2023). Of this amount, EUR 3,068.1 million, or 95%, is covered by EU Comprehensive Guarantees, EUR 146.6 million, or 5%, is covered by EU Political Risk Guarantees and EUR 12.4 million, or 0%, is covered under Risk Sharing Mandates (compared to EUR 2,962.7 million, or 94%, EUR 166.8 million, or 5% and EUR 14.8 million, or 1% respectively, at the end of 2023). In addition, the Bank also granted financial guarantees on exposures to counterparties located in Ukraine for a signed amount of EUR 500.5 million at the end of 2024 (compared to EUR 470.6 million at the end of 2023). This is fully covered by EU Comprehensive Guarantees. A further EUR 2,615.0 million has been committed in signed operations not yet disbursed at the end of 2024 (compared to EUR 2,605.5 million at the end of 2023). Of this amount, EUR 2,285.2 million, or 87%, is covered by EU Comprehensive Guarantees, EUR 144.9 million, or 6%, by EU Political Risk Guarantees, EUR 150.0 million, or 6%, under EU4U and EUR 33.0 million, or 1%, under Risk Sharing Mandates (compared to EUR 2,432.7 million or 94%, EUR 138.0 million, or 5%, nil, or 0% and EUR 33.0 million or 1% respectively, at the end of 2023). The remaining EUR 1.9 million, or 0%, is at the EIB’s own risk (compared to EUR 1.8 million, or 0%, at the end of 2023). ** In 2024, Georgia falls under the “Candidate countries” caption, whereas in 2023 it fell under the “Potential candidate countries.” Comparative figures in the column “% of total 2023” are reflecting the composition of each country cluster relevant for the year of presentation. 1 The percentages are reflecting the composition of each country cluster relevant for the year of presentation. 124

2024 FINANCIAL REPORT 130 22 D.3.2.2. African, Caribbean and Pacific (‘ACP’) states Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Regional - Africa 2,006,047 531,992 1,474,055 Senegal 742,869 344,721 398,148 Benin 524,709 132,081 392,628 Côte d'Ivoire 460,953 224,684 236,269 Tanzania, United republic of 454,502 310,037 144,465 Kenya 430,712 198,065 232,647 Guinea 428,062 169,888 258,174 Zambia 403,247 165,400 237,847 Nigeria 376,319 28,719 347,600 Madagascar 355,101 157,062 198,039 Cape Verde 310,422 39,422 271,000 Ghana 267,555 37,782 229,773 Rwanda 237,000 19,298 217,702 Regional - West Africa 218,022 111,785 106,237 Malawi 214,787 150,577 64,210 Mozambique 189,451 64,451 125,000 Uganda 164,165 141,633 22,532 Chad 156,200 15,000 141,200 Angola 150,501 27,588 122,913 Niger 149,657 32,976 116,681 Cameroon 148,428 42,428 106,000 Lesotho 137,501 55,501 82,000 Regional - ACP 121,250 0 121,250 Guinea-Bissau 105,000 0 105,000 Regional - Caribbean 100,000 0 100,000 Burkina Faso 89,836 76,136 13,700 Mali 84,594 33,644 50,950 Mauritania 82,175 39,907 42,268 Djibouti 79,200 0 79,200 Dominican Republic 78,203 32,963 45,240 Fiji 70,895 16,533 54,362 Burundi 69,203 69,203 0 Gambia 65,000 51,911 13,089 Barbados 59,756 19,174 40,582 Liberia 50,730 30,730 20,000 Papua New Guinea 47,917 47,917 0 Ethiopia 38,086 38,086 0 Seychelles 34,016 21,516 12,500 Sao Tome and Principe 32,940 14,104 18,836 Kingdom of Eswatini 31,729 31,729 0 Congo 26,000 0 26,000 Congo (Democratic Republic) 15,815 15,815 0 Saint Lucia 13,500 0 13,500 Togo 12,773 12,773 0 Namibia 5,603 5,603 0 Dominica 546 546 0 Belize 482 482 0 Sub-total 9,841,459 3,559,862 6,281,597 1.69% 1.55% EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 131 23 D.3.2.3. Asia Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 India 4,572,779 2,357,779 2,215,000 China 1,769,273 1,087,256 682,017 Bangladesh 980,600 254,600 726,000 Regional - Asia 546,026 196,591 349,435 Kazakhstan 360,559 2,292 358,267 Uzbekistan 306,842 193,532 113,310 Cambodia 294,453 102,925 191,528 Nepal 293,809 130,962 162,847 Lao People's Democratic Rep. 176,786 111,568 65,218 Bhutan 150,000 0 150,000 Viet Nam 139,560 115,560 24,000 Sri Lanka 125,707 75,707 50,000 Mongolia 115,634 62,713 52,921 Kyrgyzstan 112,000 73,750 38,250 Maldives 106,613 70,343 36,270 Tajikistan 104,022 74,022 30,000 Pakistan 50,000 10,000 40,000 Regional - Central Asia 45,450 0 45,450 Sub-total 10,250,113 4,919,600 5,330,513 1.76% 1.66% D.3.2.4. Potential candidate countries Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Kosovo 182,519 76,219 106,300 Sub-total 182,519 76,219 106,300 0.03% 0.32% D.3.2.5. Latin America Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Brazil 2,166,483 1,745,826 420,657 Regional - Latin America 1,253,785 830,909 422,876 Ecuador 879,246 509,275 369,971 Argentina 757,950 220,399 537,551 Chile 407,898 196,136 211,762 Colombia 392,252 290,221 102,031 Nicaragua 294,778 217,993 76,785 Mexico 185,065 185,065 0 Paraguay 152,582 120,589 31,993 Panama 127,733 79,605 48,128 Bolivia 110,836 107,339 3,497 Honduras 65,209 65,209 0 Costa Rica 57,901 57,901 0 El Salvador 37,128 24,133 12,995 Sub-total 6,888,846 4,650,600 2,238,246 1.18% 1.12% D.3.2.6. European Free Trade Association (‘EFTA’) countries Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Norway 763,178 762,178 1,000 Iceland 530,418 530,418 0 Switzerland 72,641 65,141 7,500 Sub-total 1,366,237 1,357,737 8,500 0.23% 0.26% 125

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 130 22 D.3.2.2. African, Caribbean and Pacific (‘ACP’) states Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Regional - Africa 2,006,047 531,992 1,474,055 Senegal 742,869 344,721 398,148 Benin 524,709 132,081 392,628 Côte d'Ivoire 460,953 224,684 236,269 Tanzania, United republic of 454,502 310,037 144,465 Kenya 430,712 198,065 232,647 Guinea 428,062 169,888 258,174 Zambia 403,247 165,400 237,847 Nigeria 376,319 28,719 347,600 Madagascar 355,101 157,062 198,039 Cape Verde 310,422 39,422 271,000 Ghana 267,555 37,782 229,773 Rwanda 237,000 19,298 217,702 Regional - West Africa 218,022 111,785 106,237 Malawi 214,787 150,577 64,210 Mozambique 189,451 64,451 125,000 Uganda 164,165 141,633 22,532 Chad 156,200 15,000 141,200 Angola 150,501 27,588 122,913 Niger 149,657 32,976 116,681 Cameroon 148,428 42,428 106,000 Lesotho 137,501 55,501 82,000 Regional - ACP 121,250 0 121,250 Guinea-Bissau 105,000 0 105,000 Regional - Caribbean 100,000 0 100,000 Burkina Faso 89,836 76,136 13,700 Mali 84,594 33,644 50,950 Mauritania 82,175 39,907 42,268 Djibouti 79,200 0 79,200 Dominican Republic 78,203 32,963 45,240 Fiji 70,895 16,533 54,362 Burundi 69,203 69,203 0 Gambia 65,000 51,911 13,089 Barbados 59,756 19,174 40,582 Liberia 50,730 30,730 20,000 Papua New Guinea 47,917 47,917 0 Ethiopia 38,086 38,086 0 Seychelles 34,016 21,516 12,500 Sao Tome and Principe 32,940 14,104 18,836 Kingdom of Eswatini 31,729 31,729 0 Congo 26,000 0 26,000 Congo (Democratic Republic) 15,815 15,815 0 Saint Lucia 13,500 0 13,500 Togo 12,773 12,773 0 Namibia 5,603 5,603 0 Dominica 546 546 0 Belize 482 482 0 Sub-total 9,841,459 3,559,862 6,281,597 1.69% 1.55% EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 131 23 D.3.2.3. Asia Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 India 4,572,779 2,357,779 2,215,000 China 1,769,273 1,087,256 682,017 Bangladesh 980,600 254,600 726,000 Regional - Asia 546,026 196,591 349,435 Kazakhstan 360,559 2,292 358,267 Uzbekistan 306,842 193,532 113,310 Cambodia 294,453 102,925 191,528 Nepal 293,809 130,962 162,847 Lao People's Democratic Rep. 176,786 111,568 65,218 Bhutan 150,000 0 150,000 Viet Nam 139,560 115,560 24,000 Sri Lanka 125,707 75,707 50,000 Mongolia 115,634 62,713 52,921 Kyrgyzstan 112,000 73,750 38,250 Maldives 106,613 70,343 36,270 Tajikistan 104,022 74,022 30,000 Pakistan 50,000 10,000 40,000 Regional - Central Asia 45,450 0 45,450 Sub-total 10,250,113 4,919,600 5,330,513 1.76% 1.66% D.3.2.4. Potential candidate countries Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Kosovo 182,519 76,219 106,300 Sub-total 182,519 76,219 106,300 0.03% 0.32% D.3.2.5. Latin America Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Brazil 2,166,483 1,745,826 420,657 Regional - Latin America 1,253,785 830,909 422,876 Ecuador 879,246 509,275 369,971 Argentina 757,950 220,399 537,551 Chile 407,898 196,136 211,762 Colombia 392,252 290,221 102,031 Nicaragua 294,778 217,993 76,785 Mexico 185,065 185,065 0 Paraguay 152,582 120,589 31,993 Panama 127,733 79,605 48,128 Bolivia 110,836 107,339 3,497 Honduras 65,209 65,209 0 Costa Rica 57,901 57,901 0 El Salvador 37,128 24,133 12,995 Sub-total 6,888,846 4,650,600 2,238,246 1.18% 1.12% D.3.2.6. European Free Trade Association (‘EFTA’) countries Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Norway 763,178 762,178 1,000 Iceland 530,418 530,418 0 Switzerland 72,641 65,141 7,500 Sub-total 1,366,237 1,357,737 8,500 0.23% 0.26% 126

D.3.2.7. Mediterranean countries

Countries and territories in which projects are located	Aggregate loans granted	Disbursed portion	Undisbursed portion	% of total 2024	% of total 2023
Egypt	6,571,157	4,267,182	2,303,975		
Morocco	5,105,187	3,021,232	2,083,955		
Tunisia	2,596,897	1,490,593	1,106,304		
Jordan	1,995,816	937,838	1,057,978		
Israel*	1,795,235	1,211,138	584,097		
Lebanon	705,170	228,570	476,600		
Palestine**	375,087	297,578	77,509		
Algeria	200,450	200,450	0		
Regional - Mediterranean	82,735	52,735	30,000		
Syrian Arab Republic	18,705	18,705	0		
Sub-total	**19,446,439**	**11,726,021**	**7,720,418**	**3.33%**	**3.44%**

* The EIB's total disbursed exposure in Israel amounted to EUR 1,211.1 million at the end of 2024 (compared to EUR 768.2 million at the end of 2023), of which EUR 279.5 million, or 23%, is secured by EU Political Risk Guarantees, EUR 927.3 million, or 77%, is at the EIB's own risk and EUR 4.3 million, or 0%, is covered under Risk Sharing Mandates (compared to EUR 298.7 million, or 39%, EUR 435.5 million, or 57% and EUR 34.0 million, or 4% respectively, at the end of 2023). A further EUR 584.1 million has been committed in signed operations not yet disbursed at the end of 2024 (compared to EUR 1 087.8 million at the end of 2023), of which EUR 580.6 million, or 99%, is at the EIB's own risk and EUR 3.5 million, or 1%, under Risk Sharing Mandates (compared to EUR 1,068.3 million, or 98% and EUR 19.5 million, or 2% respectively, at the end of 2023).

** The EIB's total disbursed exposure in Palestine (This designation shall not be construed as recognition of a State of Palestine and is without prejudice to the individual positions of the EU Member States on this issue.) amounted to EUR 297.6 million at the end of 2024 (compared to EUR 104.8 million at the end of 2023), of which EUR 291.2 million, or 98%, is secured by EU Comprehensive Guarantees and EUR 6.4 million, or 2%, under Risk Sharing Mandates (compared to EUR 95.8 million, or 91%, secured by EU Comprehensive Guarantees and EUR 9.0 million, or 9%, at the EIB's own risk, at the end of 2023). A further EUR 77.5 million has been committed in signed operations not yet disbursed, which is fully secured by EU Comprehensive Guarantees (compared to EUR 264.2 million at the end of 2023, also fully secured by EU Comprehensive Guarantees).

D.3.2.8. Overseas countries and territories (OCT)

Countries and territories in which projects are located	Aggregate loans granted	Disbursed portion	Undisbursed portion	% of total 2024	% of total 2023
Sint Maarten	48,128	48,128	0		
New Caledonia	46,881	46,881	0		
French Polynesia	7,707	7,707	0		
Sub-total	**102,716**	**102,716**	**0**	**0.02%**	**0.02%**

D.3.2.9. Eastern Europe, Southern Caucasus

Countries and territories in which projects are located	Aggregate loans granted	Disbursed portion	Undisbursed portion	% of total 2024	% of total 2023
Armenia	815,208	450,400	364,808		
Belarus*	350,000	0	350,000		
Azerbaijan	57,085	14,085	43,000		
Sub-total	**1,222,293**	**464,485**	**757,808**	**0.21%**	**0.13%**

* The EIB had no remaining disbursed loan exposure in Belarus at the end of 2024 (compared to EUR 6.7 million at the end of 2023, which was fully secured by EU Political Risk Guarantees). A further EUR 350.0 million has been committed in signed operations not yet disbursed, which is fully secured by EU Comprehensive Guarantees (compared to EUR 350.0 million at the end of 2023, fully secured by EU Comprehensive Guarantees). The EIB stopped signatures in Belarus following the country's disputed presidential elections in August 2020 and will continue to maintain such a stance, in line with EU policy and existing applicable sanctions.

D.3.2.10. United Kingdom

Countries and territories in which projects are located	Aggregate loans granted	Disbursed portion	Undisbursed portion	% of total 2024	% of total 2023
United Kingdom	24,467,374	24,467,374	0		
Sub-total	**24,467,374**	**24,467,374**	**0**	**4.19%**	**4.41%**

D.3.2.11. South Africa

Countries and territories in which projects are located	Aggregate loans granted	Disbursed portion	Undisbursed portion	% of total 2024	% of total 2023
South Africa	1,118,182	306,182	812,000		
Sub-total	**1,118,182**	**306,182**	**812,000**	**0.19%**	**0.10%**

Total loans for projects outside the European Union	**97,675,746**	**67,451,367**	**30,224,379**	**16.74%**	**16.80%**
Total loans 2024(1)	**583,495,673**	**455,475,925**	**128,019,748**	**100.00%**	
Total loans 2023(1)	**573,131,942**	**444,566,010**	**128,565,932**		**100.00%**

(1) Including loan substitutes (Notes B.2 and D.1), excluding loan instalments receivables (2024: EUR 601 million, 2023: EUR 166 million).

127 2024 FINANCIAL REPORT

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 132 24 D.3.2.7. Mediterranean countries Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Egypt 6,571,157 4,267,182 2,303,975 Morocco 5,105,187 3,021,232 2,083,955 Tunisia 2,596,897 1,490,593 1,106,304 Jordan 1,995,816 937,838 1,057,978 Israel* 1,795,235 1,211,138 584,097 Lebanon 705,170 228,570 476,600 Palestine** 375,087 297,578 77,509 Algeria 200,450 200,450 0 Regional - Mediterranean 82,735 52,735 30,000 Syrian Arab Republic 18,705 18,705 0 Sub-total 19,446,439 11,726,021 7,720,418 3.33% 3.44% * The EIB’s total disbursed exposure in Israel amounted to EUR 1,211.1 million at the end of 2024 (compared to EUR 768.2 million at the end of 2023), of which EUR 279.5 million, or 23%, is secured by EU Political Risk Guarantees, EUR 927.3 million, or 77%, is at the EIB’s own risk and EUR 4.3 million, or 0%, is covered under Risk Sharing Mandates (compared to EUR 298.7 million, or 39%, EUR 435.5 million, or 57% and EUR 34.0 million, or 4% respectively, at the end of 2023). A further EUR 584.1 million has been committed in signed operations not yet disbursed at the end of 2024 (compared to EUR 1 087.8 million at the end of 2023), of which EUR 580.6 million, or 99%, is at the EIB’s own risk and EUR 3.5 million, or 1%, under Risk Sharing Mandates (compared to EUR 1,068.3 million, or 98% and EUR 19.5 million, or 2% respectively, at the end of 2023). ** The EIB’s total disbursed exposure in Palestine (This designation shall not be construed as recognition of a State of Palestine and is without prejudice to the individual positions of the EU Member States on this issue.) amounted to EUR 297.6 million at the end of 2024 (compared to EUR 104.8 million at the end of 2023), of which EUR 291.2 million, or 98%, is secured by EU Comprehensive Guarantees and EUR 6.4 million, or 2%, under Risk Sharing Mandates (compared to EUR 95.8 million, or 91%, secured by EU Comprehensive Guarantees and EUR 9.0 million, or 9%, at the EIB’s own risk, at the end of 2023). A further EUR 77.5 million has been committed in signed operations not yet disbursed, which is fully secured by EU Comprehensive Guarantees (compared to EUR 264.2 million at the end of 2023, also fully secured by EU Comprehensive Guarantees). D.3.2.8. Overseas countries and territories (OCT) Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Sint Maarten 48,128 48,128 0 New Caledonia 46,881 46,881 0 French Polynesia 7,707 7,707 0 Sub-total 102,716 102,716 0 0.02% 0.02% D.3.2.9. Eastern Europe, Southern Caucasus Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Armenia 815,208 450,400 364,808 Belarus* 350,000 0 350,000 Azerbaijan 57,085 14,085 43,000 Sub-total 1,222,293 464,485 757,808 0.21% 0.13% * The EIB had no remaining disbursed loan exposure in Belarus at the end of 2024 (compared to EUR 6.7 million at the end of 2023, which was fully secured by EU Political Risk Guarantees). A further EUR 350.0 million has been committed in signed operations not yet disbursed, which is fully secured by EU Comprehensive Guarantees (compared to EUR 350.0 million at the end of 2023, fully secured by EU Comprehensive Guarantees). The EIB stopped signatures in Belarus following the country’s disputed presidential elections in August 2020 and will continue to maintain such a stance, in line with EU policy and existing applicable sanctions. D.3.2.10. United Kingdom Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 United Kingdom 24,467,374 24,467,374 0 Sub-total 24,467,374 24,467,374 0 4.19% 4.41% D.3.2.11. South Africa Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 South Africa 1,118,182 306,182 812,000 Sub-total 1,118,182 306,182 812,000 0.19% 0.10% Total loans for projects outside the European Union 97,675,746 67,451,367 30,224,379 16.74% 16.80% Total loans 2024(1) 583,495,673 455,475,925 128,019,748 100.00% Total loans 2023(1) 573,131,942 444,566,010 128,565,932 100.00% (1) Including loan substitutes (Notes B.2 and D.1), excluding loan instalments receivables (2024: EUR 601 million, 2023: EUR 166 million). EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 133 25 D.4. Provisions in respect of guarantee operations A provision for guarantees issued has been recognised corresponding to the loss for which the Group is expected to be liable towards the beneficiary. This provision amounts to EUR ‘000 86,764 as at 31 December 2024 (2023: EUR ‘000 88,891). Note E – Composition of the Group, Shares, other variable-yield securities and participating interests E.1 Composition of the Group The European Investment Fund The European Investment Fund (the ‘Fund’ or ‘EIF’) was incorporated on 14 June 1994, in Luxembourg, as an international financial institution. The address of its registered office is 37B, avenue J.F. Kennedy, L-2968 Luxembourg. The primary task of the Fund, while providing adequate return on equity, is to contribute to the pursuit of EU objectives through: • the provision of guarantees to financial institutions that cover credits to small and medium sized enterprises (SME); • the acquisition, holding, managing and disposal of equity participations; • the administration of special resources entrusted by third parties; and • related activities. The EIF has share capital consisting solely of ordinary shares, which are held directly by the Bank and the proportion of ownership interests held equals to the voting rights held by the Bank. The country of incorporation or registration is also its principal place of business. As at 31 December 2024 the Bank holds 59.72% (2023: 59.78%) of the subscribed capital of the EIF amounting to EUR 7.4 billion (2023: EUR 7.4 billion). During 2024 the Bank sold 5 shares for a price of EUR 596,674 per share. As a result, as at 31 December 2024 the Bank holds 4,401 shares in EIF (2023: 4,406 shares). Under the terms of a replacement share purchase undertaking (“RSPU”) with respect to the 779 EIF shares subscribed by EIF’s minority shareholders, the EIB is offering to buy these shares at any time under the RSPU at a price per share of currently EUR 620,389.29. This price corresponds to the part of each share in the called capital of the EIF, increased by the share premium account, the statutory reserves, the retained earnings, the fair value reserve and the profit of the year, adjusted by the dividend for the year. The agreed formula is being applied to the approved and audited annual accounts of the EIF for the financial year in which the option is exercised. As at 31 December 2024, the nominal value of EUR ‘000 483,283 (2023: EUR ‘000 461,826) of the put option granted to this minority shareholder group, shown off-balance sheet, has been calculated on the basis of the 2023 audited EIF statutory accounts prepared according to the International Financial Reporting Standards. 128

2024 FINANCIAL REPORT 134 26 E.2 Shares, other variable-yield securities and participating interests (EUR ‘000): Participating interests Shares and other variable-yield securities Private Equity and Venture Capital Operations(1) Private Equity and Venture Capital Operations(1) EBRD shares(2) Equity investments and Infrastructure funds(1) Other equity investments Other investments(3) Total(4) Cost: At 1 January 2024 516,601 7,170,497 157,500 3,832,462 1,248 401,806 11,563,513 Additions(5) 86,783 1,458,220 121,020 728,389 339 582,725 2,890,693 Reflows / Terminations(5) -29,443 -1,175,164 0 -448,541 -961 -24,390 -1,649,056 At 31 December 2024 573,941 7,453,553 278,520 4,112,310 626 960,141 12,805,150 Value adjustments: At 1 January 2024 -22,892 -437,729 0 -120,588 0 0 -558,317 Additions -14,112 -118,715 0 -69,630 0 0 -188,345 Releases 3,700 83,980 0 18,566 0 0 102,546 At 31 December 2024 -33,304 -472,464 0 -171,652 0 0 -644,116 Net book value: At 31 December 2024 540,637 6,981,089 278,520 3,940,658 626 960,141 12,161,034 At 31 December 2023 493,709 6,732,768 157,500 3,711,874 1,248 401,806 11,005,196 (1) The amounts signed but not yet disbursed disclosed off-balance sheet are respectively: In relation to “Shares and other variable-yield securities” and “Participating interests”: • for private equity and venture capital operations EUR ‘000 6,192,669 (2023: EUR ‘000 5,866,055); • for equity investments and infrastructure funds EUR ‘000 3,887,979 (2023: EUR ‘000 3,312,394); • from the total private equity and venture capital operations 99% fall under category I and II, as defined in the Note A.2.8. (2) The amount of EUR ‘000 278,520 (2023: EUR ‘000 157,500) corresponds to the capital paid in by the Bank as at 31 December 2024 with respect to its subscription of EUR ‘000 1,021,460 (2023: EUR ‘000 900,440) to the capital of the European Bank for Reconstruction and Development (‘EBRD’). (3) The amount of EUR ‘000 960,141 (2023: EUR ‘000 401,806) corresponds to the net paid in, in respect of private equity operations which are deployed by the EIF in the context of the InvestEU Programme. These operations are fully guaranteed by the European Union represented by the European Commission. The latter is exposed to the upside and downside arising from these equity operations whereas the Group retains ultimately only an interest component to cover its cost of funding. Therefore, from an economical and risk perspective, the Group, as beneficiary of the EU Guarantee, is exposed ultimately to the credit risk of the European Commission and not the equity risk stemming from the underlying investments. The fair value of such operations, disregarding the guarantee of the European Commission, amounts to EUR ‘000 944,460 (2023: EUR ‘000 386,979). The amounts signed but not yet disbursed disclosed off-balance sheet in relation to “Other investments” amounts to EUR’000 2,314,416 (2023: EUR’000 1,459,071). (4) The total amount includes only “Shares and other variable-yield securities.” (5) The “Additions” and “Reflows/Terminations” amounts include foreign exchange movements. As at 31 December 2024, the Group holds 3.30% of the subscribed capital of the EBRD (2023: 3.03%). In September 2024 the Group subscribed to 12,102 additional paid-in shares in the capital of the EBRD, of nominal value EUR ‘000 10 each, with total value of EUR ’000 121,020, payable in five equal annual instalments, starting with April 2025. Based on the audited 2023 EBRD financial statements prepared in accordance with International Financial Reporting Standards, the share of underlying net equity of the Bank in EBRD amounted to EUR 674 million. In EUR million % held Total own funds Total net result Total assets EBRD (31.12.2023)* 3.03 22,268 2,098 73,922 * The data is based on the most recent audited financial statements of EBRD. 129

Note F – Intangible and tangible assets (in EUR '000)

	Land	Luxembourg buildings	Furniture and equipment	Total tangible assets	Total intangible assets
Cost:					
At 1 January 2024	20,145	454,117	81,860	556,122	136,885
Additions	0	73,084	27,444	100,528	86,835
Disposals	0	0	-18,144	-18,144	-43,260
At 31 December 2024	**20,145**	**527,201**	**91,160**	**638,506**	**180,460**
Accumulated depreciation/amortisation:					
At 1 January 2024	0	-235,718	-38,608	-274,326	-40,840
Depreciation/amortisation	0	-7,752	-24,728	-32,480	-51,967
Disposals	0	0	18,144	18,144	42,998
At 31 December 2024	**0**	**-243,470**	**-45,192**	**-288,662**	**-49,809**
Carrying amount:					
At 31 December 2024	**20,145**	**283,731**	**45,968**	**349,844**	**130,651**
At 31 December 2023	**20,145**	**218,399**	**43,252**	**281,796**	**96,045**

The Luxembourg buildings category includes cost relating to the construction of a new building for an amount of EUR '000 184,312 (2023: EUR '000 111,253), which is expected to be completed in 2026.
The ongoing internally generated projects captured under intangible assets amount to EUR '000 66,688 at end of 2024 (2023: EUR '000 56,153).

Note G – Other assets and Other liabilities (in EUR '000)

Other assets	**31.12.2024**	**31.12.2023**
Accounts receivable and sundry debtors	121,257	168,437
Guarantee call receivable	95,472	141,597
InvestEU receivable	84,310	35,201
Fair value of derivatives	41,496	55,747
EGF management fee receivable	5,311	8,703
Advances on salaries and allowances	2,860	3,008
Other	2,553	2,465
Total	**353,259**	**415,158**

Other liabilities	**31.12.2024**	**31.12.2023**
Capital repayable to the UK(*)	1,995,904	2,295,904
Optional Supplementary Provident Scheme (Note L)	1,004,392	896,487
First Loss Piece Contribution(**)	416,248	340,821
Transitory account on loans	180,258	670,778
Accounts payable and sundry creditors(***)	155,837	119,268
Capital increase payable to EBRD(****)	121,020	0
Personnel costs payable	104,129	104,087
Payable amounts under mandates	58,213	56,487
Fair value of derivatives	36,178	35,232
Payable on HIPC initiative (*****)	13,596	13,597
InvestEU payable	6,185	3,782
Western Balkans infrastructure fund	97	97
Other(***)	167,469	124,271
Total	**4,259,526**	**4,660,811**

(*) In accordance with the Article 150(4) of the Agreement on the withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community, and as amended by COUNCIL DECISION (EU) 2020/769 of 10 June 2020, the EIB will repay to the UK EUR 3.5 billion of paid-in capital in twelve annual instalments starting with 15 October 2020 (the first eleven instalments will be EUR 300,000,000 each and the final one will be EUR 195,903,950). The instalments due on 15 October 2020, 15 October 2021, 14 October 2022, 13 October 2023 and 15 October 2024 were settled in full.

(**) Contribution related to First loss piece ('FLP'). FLP is a form of portfolio-based collateral under which all the losses incurred on a portfolio of exposures are absorbed by the FLP, until it has been fully exhausted. Only after that point the more senior tranches can incur some losses too.

(***) A reclassification was made between the captions to improve the readability of the financial statements.

(****) In September 2024 the Bank subscribed to 12,102 additional paid-in shares in the capital of the EBRD, nominal value of EUR '000 10 each, with total value of EUR '000 121,020, payable in five equal annual instalments on 30 April 2025, 30 April 2026, 30 April 2027, 30 April 2028 and 30 April 2029.

(*****) Heavily Indebted Poor Countries ('HIPC') initiative.

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 130

2024 FINANCIAL REPORT 136 28 Note H – Subscribed capital, Group own funds and appropriation of prior year’s profit (in EUR ‘000) H.1. Consolidated own funds and appropriation of prior year’s profit Statement of movements in consolidated own funds 2024 2023 Share capital: - Subscribed capital(2) 248,795,607 248,795,607 - Uncalled capital(2) -226,604,892 -226,604,892 - Called capital 22,190,715 22,190,715 Reserves and profit for the year: Reserve fund: - Balance at beginning of the year 24,879,561 24,879,561 - Balance at end of the year 24,879,561 24,879,561 Additional reserves: - Balance at beginning of the year 18,973,074 17,176,068 - Appropriation of prior year's profit(1) (3) 538,054 1,801,399 - Changes in ownership interests (4) -32,963 -4,393 - Balance at end of the year 19,478,165 18,973,074 Special activities reserve: - Balance at beginning of the year 11,194,601 10,303,216 - Appropriation of prior year's profit(1) 1,470,954 891,385 - Balance at end of the year 12,665,555 11,194,601 General loan reserve: - Balance at beginning of the year 1,883,372 2,115,966 - Appropriation of prior year's profit(1) 398,051 -232,594 - Balance at end of the year 2,281,423 1,883,372 Profit for the financial year attributable to equity holders of the Bank 3,045,751 2,407,059 Total consolidated own funds attributable to equity holders of the Bank 84,541,170 81,528,382 Equity attributable to minority interest 2024 2023 - Balance at 1 January 1,612,467 1,530,494 - Movement on reserves 2,726 -2,212 - Dividend paid to minority interest -9,247 -5,348 - Appropriation of the result of the financial year 98,030 89,533 Total equity attributable to minority interest at 31 December 1,703,976 1,612,467 (1) On 26 April 2024, the Board of Governors decided to appropriate the profit of the Bank for the year ended 31 December 2023, which amounted to EUR ‘000 2,274,404 to the additional reserves, the special activities reserve and the general loan reserve. The fact that amounts are being released from/added to the general loan reserve or the special activities reserve is the consequence of the evolution of the risks of the underlying operations. (2) Please refer to Note H.2. (3) The difference between the statutory profit of the Bank and the consolidated profit of the Group amounting to EUR ‘000 132,655 was allocated to the “Reserves – b) additional reserves”. (4) This balance is related to consolidation of EIF and subscriptions of EIF shares. H.2. Subscribed capital and reserves, called but not paid The amount of EUR ‘000 159,848 shown in the balance sheet under the caption “Subscribed capital and reserves, called but not paid” contains receivable from the Member States Poland and Romania following the Asymmetrical Capital Increase on 1 March 2020. The contributions to the Subscribed capital called and to the Reserves amount to EUR 5,386,000,000 and EUR 125,452,381, respectively. The total amount to be paid by the Member States has been equally spread over ten equal semi-annual instalments due on 31 December 2020, 30 June 2021, 31 December 2021, 30 June 2022, 31 December 2022, 30 June 2023, 31 December 2023, 30 June 2024, 31 December 2024 and 30 June 2025. The instalments due during the year, including 31 December 2024, were settled in full. 31.12.2024 31.12.2023 Subscribed capital called but not paid (Poland and Romania) 49,157 147,474 Reserves called but not paid (Poland and Romania) 110,691 332,074 Total 159,848 479,548 131

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 137 29 Note I – Prepayments and accrued income and Accruals and deferred income (in EUR ‘000) Prepayments and accrued income: 31.12.2024 31.12.2023 Impact from foreign exchange changes on currency swap contracts 8,850,447 6,450,972 Interest and commission receivable 8,274,499 8,660,311 Deferred borrowings and swaps charges 1,152,364 1,031,051 Mandates' commission receivable 274,486 210,252 Redemption premiums on swaps receivable(*) 7,173 14,355 Other 1,071 1,149 Total 18,560,040 16,368,090 Accruals and deferred income: 31.12.2024 31.12.2023 Interest and commission payable 9,152,874 8,903,289 Impact from foreign exchange changes on currency swap contracts 5,353,772 7,045,385 Deferred borrowings and swaps proceeds 936,733 1,152,243 Redemption premiums on swaps payable(*) 360,802 341,936 Deferred income on loans and guarantees 341,950 324,519 Deferred management fees 323,946 282,032 Interest subsidies received in advance 218,771 177,969 Other 181 386 Total 16,689,029 18,227,759 (*) Redemption premiums on swaps receivable and payable represent end payments of the underlying swap agreements for those agreements which include such features. 132

Note J – Amounts owed to credit institutions and customers (in EUR '000)

J.1. Amounts owed to credit institutions

	31.12.2024	31.12.2023
Repayable on demand	**750,387**	**1,094,567**
- Overnight deposits	750,387	1,094,567
With agreed maturity or periods of notice	**107,186**	**1,051,719**
- Repo with credit institutions	107,186	1,051,719
Total	**857,573**	**2,146,286**

J.2. Amounts owed to customers

	31.12.2024	31.12.2023
Repayable on demand	**3,090,263**	**1,912,580**
- Overnight deposits	0	81
- European Union and Member States' accounts:		
- For Special Section operations and related unsettled amounts	246,637	414,924
- Deposit accounts	2,843,626	1,497,575
With agreed maturity or periods of notice	**120,487**	**159,477**
- Short-term deposits	120,487	159,477
Total	**3,210,750**	**2,072,057**

Note K – Debts evidenced by certificates (in EUR '000)

In its financing activity, one of the Group's objectives is to align its funding strategy with the funds required for the loans granted, notably in terms of currencies. The caption *"Debts evidenced by certificates"* includes *"Debt securities in issue"* (securities offered to the general investing public) and *"Others"* (private placements). The table below discloses the details of debts outstanding as at 31 December 2024 and 31 December 2023 per currency, together with the average rates and due dates (earliest/latest).

Payable in	Outstanding as at 31.12.2024	Average rate 2024(*)	Due dates	Outstanding as at 31.12.2023	Average rate 2023(*)
EUR	253,981,303	1.68	2025/2061	261,675,719	1.62
USD	115,087,825	3.03	2025/2058	97,159,685	2.70
GBP	37,075,272	3.79	2025/2054	34,889,117	3.73
PLN	9,254,971	3.63	2025/2043	8,950,340	3.62
AUD	8,670,109	3.00	2025/2040	9,600,389	2.90
SEK	4,667,510	1.98	2025/2040	4,685,022	1.97
CAD	3,298,087	2.43	2025/2045	4,382,496	2.27
CHF	3,039,264	2.06	2025/2036	3,370,086	2.10
NOK	2,051,717	3.32	2025/2037	3,474,045	2.87
ZAR	1,848,151	7.80	2025/2035	2,054,012	8.01
JPY	1,036,349	2.24	2025/2053	1,158,921	2.29
DKK	700,495	0.53	2025/2031	781,461	0.99
MXN	686,762	7.14	2025/2033	996,096	6.36
CNY	412,749	2.77	2025/2026	570,635	2.80
NZD	391,215	3.27	2027/2028	414,191	3.27
CZK	202,690	3.95	2025/2034	204,612	5.16
INR	179,910	7.15	2029/2033	43,523	7.40
HKD	85,517	2.47	2025/2029	34,757	0.53
BRL	54,472	9.25	2027/2027	65,276	9.25
EGP	37,958	15.75	2026/2027	29,242	14.00
HUF	36,465	11.50	2025/2025	55,643	9.06
RON	20,706	2.23	2026/2026	20,701	2.23
RUB	16,554	4.25	2026/2026	66,310	3.89
TRY	15,636	10.67	2026/2027	137,218	9.83
Total	**442,851,687**			**434,819,497**	

(*) Weighted average interest rates as at the balance sheet date.

The principal and interest of certain structured borrowings are index linked to stock exchange indexes (historical value: EUR 500 million in 2024; EUR 500 million in 2023). All such borrowings are fully hedged through structured swap operations.

133 2024 FINANCIAL REPORT

The table below provides the movements in 2024 and 2023 for debts evidenced by certificates:

(In EUR million)	2024	2023
Balance as at 1 January	434,819	431,698
Issuances during the year	106,721	112,248
Contractual redemptions	-106,275	-106,053
Early redemptions and buy-backs	-214	-202
Exchange adjustments	7,801	-2,872
Balance as at 31 December	**442,852**	**434,819**

Note L – Provisions – pension plans and health insurance scheme (in EUR '000)

The Group's main pension scheme is a defined-benefit pension scheme funded by contributions from staff and from the Group covering all employees. All contributions of the Group and its staff are invested in the assets of the Group.

The pension plans and health insurance scheme provisions are as follows (in EUR '000):

	2024	2023
Staff pension plan:		
Provision as at 1 January	**4,458,598**	**4,127,980**
Payments made during the year	-97,410	-101,608
Recognition of actuarial losses	68,575	95,633
Annual contributions and interest	359,551	336,593
Sub-total staff pension plan	**4,789,314**	**4,458,598**
Management Committee pension plan:		
Management Committee pension plan	48,355	44,916
Recognition of actuarial losses	1,283	1,716
Annual contributions	2,082	2,697
Sub-total Management Committee pension plan	**51,720**	**49,329**
Health insurance scheme:		
Provision as at 1 January	**623,557**	**578,357**
Payments made during the year	-41,434	-34,738
Recognition of actuarial losses	23,897	24,391
Annual contributions and interest	62,172	55,547
Sub-total health insurance scheme	**668,192**	**623,557**
Total provisions as at 31 December	**5,509,226**	**5,131,484**

The above figures do not include the liability towards members of staff in respect of the Optional Supplementary Provident Scheme (a defined-contribution pension scheme). The corresponding amount of EUR 1,004 million (2023: EUR 896 million) is classified under *"Other liabilities"* (Note G).

Details of the principal assumptions used in the estimate of the defined benefit obligation are detailed below.

The provision in respect of future retirement and health insurance benefits was valued as at 31 December 2024 by an independent actuary using the projected unit credit method based on membership data as at 30 September 2024 (adjusted to 31 December 2024 by estimating service accruals in the remaining 3 months of 2024) and cashflows to 31 December 2024. The actuarial valuation was updated as at 31 December 2024, using the prevailing market rates of 31 December 2024 and the following assumptions (for the staff pension and medical plans):

- a discount rate of 3.75% (2023: 3.66%) for determining the actuarial present value of benefits accrued in the pension and health insurance scheme, corresponding to 20.54-year duration (2023: 21.07-year duration);
- the Group expects the remuneration of post-employment reserves to be set at a rate of 1.5% (2023: 1.5%) on top of the discount rate of 3.75%;
- progressive retirement assumed between the age of 55 and 65 and depending on NRA (normal age of retirement) (2023: same assumption);
- a combined average impact of the increase in the cost of living and career progression of 3.3% (2023: 3.3%);
- expected annual resignation rates ranging from 27% to 1% (2023: from 27% to 1%), decreasing with age;
- a rate of adjustment of pensions of 2.3% per annum (2023: 2.3%);
- use of the ICSLT longevity table 2023 projected to 2024 (2023: ICSLT longevity table 2018 projected to 2023);
- a medical cost inflation rate of 4.3% per annum (2023: 4.3%).

The provisions for these schemes are adjusted when needed according to the actuarial valuation, as per the tables above.

The actuarial valuation of the pension plans and the healthcare scheme as at 31 December 2024 revealed an unrecognised loss of EUR '000 1,320,684 (2023: EUR '000 1,493,892) of which EUR '000 656,286 (2023: EUR '000 852,193) was reported in excess of the 10% corridor. The total amortisation recorded in the consolidated profit and loss account for 2024 amounted to EUR '000 93,755 (2023: EUR '000 121,742).

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 134

2024 FINANCIAL REPORT 140 32 Note M – Profit for the financial year The appropriation of the balance of the statutory profit and loss account for the year ended 31 December 2024, amounting to EUR ‘000 2,891,475 will be submitted to the Board of Governors for approval by 25 April 2025. Please refer to the Overview to the Bank’s Financial Statements for further details on the proposed Bank surplus for the financial year appropriation. Note N – Interest receivable and similar income and Interest payable and similar charges N.1. Net interest income (in EUR ‘000) 2024 2023 Interest receivable and similar income: Cash in hand, balance with central banks and post office banks 0 2,459 Treasury bills and other bills eligible for refinancing with central banks and debt securities including fixed income securities 1,706,471 1,335,005 Loans and advances to credit institutions and customers 15,599,715 14,422,740 Derivatives 10,122,640 10,352,382 Negative interest on interest bearing liabilities 135 161 Other 18,209 13,443 Total 27,447,170 26,126,190 Interest payable and similar charges: Amounts owed to credit institutions and customers -92,852 -89,904 Debts evidenced by certificates -10,242,302 -8,838,886 Derivatives -13,149,955 -13,650,646 Negative interest on interest bearing assets -139 -427 Other -389,328 -315,557 Total -23,874,576 -22,895,420 Net interest income 3,572,594 3,230,770 135

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 141 33 N.2. Geographical analysis of Interest receivable and similar income (in EUR ‘000) 2024 2023 EU countries Spain 1,660,027 1,457,072 Italy 1,481,375 1,325,334 France 1,387,367 1,223,203 Poland 1,329,109 1,237,887 Germany 746,911 701,184 Netherlands 492,743 290,689 Greece 445,841 479,218 Sweden 431,836 321,882 Belgium 397,245 323,479 Austria 355,815 391,195 Hungary 338,586 428,516 Finland 287,455 221,819 Luxembourg 286,402 5,515 Portugal 254,937 233,259 Czech Republic 201,937 187,964 Ireland 157,342 133,049 Romania 148,750 118,188 Denmark 90,320 81,863 Slovakia 80,893 89,327 Cyprus 62,895 55,448 Estonia 58,887 38,452 Croatia 56,242 56,093 Slovenia 53,347 52,203 Bulgaria 41,257 42,204 Lithuania 33,906 23,018 Latvia 30,336 24,390 Malta 9,948 8,332 Total EU countries 10,921,709 9,550,783 Outside the European Union 2,944,172 2,859,348 Total income analysed per country 13,865,881 12,410,131 Income not analysed per country(1) 13,581,289 13,716,059 Total interest receivable and similar income 27,447,170 26,126,190 (1) Income not analysed per country: · Revenue from LTHP, loan substitutes and EIF ABS portfolio 914,847 684,903 · Revenue from SLP (*) 165,984 84,879 · Revenue from money-market securities 595,788 552,148 · Revenue from EIF Operational portfolio and other securities (*) 29,852 13,075 · Revenue from short-term investments and other operations 1,733,969 2,015,229 · Income from derivatives 10,122,640 10,352,382 · Other 18,209 13,443 13,581,289 13,716,059 (*)A reclassification was made between the captions in order to improve the readability of the financial statements. 136

2024 FINANCIAL REPORT 142 34 Note O – Commissions receivable and Commissions payable (in EUR ‘000) 2024 2023 Commissions receivable: Commissions on guarantees 256,819 203,231 Commissions on InvestEU 120,090 105,933 Commissions on EGF 49,533 52,220 Commission income on loans 37,403 35,056 Commissions on Jaspers 30,045 31,064 Commissions on Investment Facility - Cotonou 25,331 27,529 Commissions on EFSI 24,331 31,788 Commissions on DFIs (2014-20, 2021-27)(*) 19,657 13,803 Commissions on Jeremie/ESIF 16,197 18,178 Commissions on Modernisation Fund 13,495 11,935 Commissions on Innovation Fund 8,930 8,668 Commissions on Fi-Compass 7,465 7,590 Commissions on RRF 6,884 6,094 Commissions on EU for Ukraine Fund 5,155 2,205 Commissions on Neighbourhood Investment Facility 5,142 1,496 Commissions on Trust Fund Management fees 3,909 9,581 Commissions on JESSICA Holding Funds 2,762 3,452 Commissions on EIC Fund 2,500 0 Commissions on other mandates(**) 118,034 111,206 Total commissions receivable 753,682 681,029 2024 2023 Commissions payable: Risk remuneration for guarantees received -287,436 -330,302 Other commissions payable -28,072 -35,019 Total commissions payable -315,508 -365,321 (*) For certain mandates, a deferred income mechanism is established by the Group, affecting revenue recognition of commission income by EUR '000 -5,820 (2023: EUR '000 -7,382). (**) A reclassification was made between the captions in order to improve the readability of the financial statements. Note P – Net result on financial operations (in EUR ‘000) 2024 2023 Net result on debt securities portfolios 67,314 113,603 Net result on derivatives 15,418 -84,123 Net result on translation of balance sheet positions 5,829 365 Net result on repurchase of debts evidenced by certificates -92 0 Net result on shares and other variable-yield securities -101,467 -43,644 Total net result on financial operations -12,998 -13,799 Note Q – Net other operating income and expense (in EUR ‘000) 2024 2023 Rental income 112 184 Other 58 2,099 Total net other operating income and expense 170 2,283 137

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 143 35 Note R – General administrative expenses (in EUR ‘000) 2024 2023 Salaries and allowances(*) -694,917 -635,277 Welfare contributions and other staff costs -440,210 -447,196 Staff costs -1,135,127 -1,082,473 Other administrative expenses -435,976 -388,586 Total general administrative expenses -1,571,103 -1,471,059 (*) Of which the amount for the members of the Management Committee is EUR ‘000 3,992 in 2024 (2023: EUR ‘000 3,626). The number of persons employed by the Group was 5,119 as at 31 December 2024 (4,968 as at 31 December 2023). Note S – Off-balance sheet special deposits for servicing borrowings This item represents the amount of coupons and bonds due, paid by the Group to the paying agents, but not yet presented for payment by the holders of bonds issued by the Group. Note T – Fair value of financial instruments(*) At the balance sheet date, the Group records balance sheet financial instruments on the basis of their historical cost in foreign currency (apart from the securities liquidity portfolio) representing the amount received in the event of a liability or the amount paid to acquire an asset. The fair value of the financial instruments (mainly loans, treasury, securities and borrowings) entered under assets or liabilities compared with their carrying amount is shown in the table below: As at 31 December 2024 (in EUR million) Carrying amount Fair value(**) Financial assets: Cash in hand, balances with central banks and post office banks 105 105 Loans and advances to credit institutions and customers, excluding loan substitutes 477,660 474,358 Treasury bills and debt securities portfolios including loan substitutes 49,690 49,548 Shares, other variable yield securities and participating interests 12,702 21,733 Total financial assets 540,157 545,744 Financial liabilities: Amounts owed to credit institutions and customers 4,069 4,069 Debts evidenced by certificates 442,852 431,345 Total financial liabilities 446,921 435,414 (*) Derivatives are not included in the table. Please refer to Note V. (**) Fair value including accrued interest. As at 31 December 2023 (in EUR million) Carrying amount Fair value(**) Financial assets: Cash in hand, balances with central banks and post office banks 210 210 Loans and advances to credit institutions and customers, excluding loan substitutes 472,024 445,850 Treasury bills and debt securities portfolios including loan substitutes 48,914 48,544 Shares, other variable yield securities and participating interests 11,499 20,289 Total financial assets 532,647 514,893 Financial liabilities: Amounts owed to credit institutions and customers 4,218 4,220 Debts evidenced by certificates 434,819 422,653 Total financial liabilities 439,037 426,873 (*) Derivatives are not included in the table. Please refer to Note V. (**) Fair value including accrued interest. 138

2024 FINANCIAL REPORT 144 36 Note U – Risk management This note presents information about the Group’s exposure to risks and their management and control, in particular the primary risks associated with its use of financial instruments. These are: • Credit risk - the risk of loss resulting from client or counterparty default and arising from credit exposure in all forms, including settlement risk2; • Market risk - the risk of losses on financial investments caused by adverse price movements. Examples of market risk are: changes in equity prices or commodity prices, interest rate moves or foreign exchange fluctuations; ➢ Interest rate and credit spread risk in the Banking Book (IRRBB and CSRBB) - from the Group’s positions, the risk to the economic value or to the net interest income arising from adverse movements in interest rates and market credit spreads that affect interest rates and market credit spread sensitive instruments respectively. IRRBB includes gap risk, basis risk and option risk; ➢ Foreign exchange rate risk - the risk to the economic value or to the income derived from the Group’s positions due to adverse movements in currency exchange rates; • Liquidity and funding risk - the risk that the Group is unable to fund assets or meet obligations at a reasonable price or, in extreme situations, at any price; and • Operational risk - the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events3 including, but not limited to, legal risk, model risk or information and communication technology (ICT) risk, but excluding strategic and reputational risk. In 2024, the staff was teleworking part of the time, including the teams dedicated to risk management and monitoring as part of normal business activity. With respect to such activities, the position keeping systems during teleworking are available in remote mode to the staff of Front, Middle and Back Office, as well as to Risk Management, with the same functionalities available under normal conditions. U.1. Risk Management Organisation Each entity within the Group carries out its own management and control of risks. Risk management information presented in this note will distinguish between the Bank and the Fund. The high-level principles of the Group’s risk management are set out in the EIB Group Risk Management Charter, which is intended to provide Group-wide view of the Group’s risks and integrated approach to risk management. The Group has established a Group Risk Function under the responsibility of the Group Chief Risk Officer (‘GCRO’). Without prejudice to the statutory responsibilities of the President and the EIB Management Committee, respectively, the GCRO reports on Group Risks to the EIB Management Committee under the oversight of the MC member in charge of risk. On key risk policy matters related to Group Risks, the GCRO participates in all meetings of the EIB Management Committee and relevant meetings of the other EIB governing bodies, and is invited to relevant meetings of the EIF Board of Directors and to discussions with the EIF Management. The EIF reports on Group Risk matters to the EIB through the GCRO. Group Risk Appetite The risk appetite is the level of risk that the Group is willing and able to incur in pursuing its activities in the context of its public mission and objectives. Key to this is the Group’s capacity to provide attractive long-term financing to serve EU objectives across all EU Member States (and beyond in Partner Countries). A primary pillar of the Group’s business model is to retain the long-term AAA rating from the major rating agencies. The processes and activities performed by the Group to manage its risk appetite are formalised in the Group Risk Appetite Framework (‘RAF’) approved by the EIB BoD. The Group RAF covers the major financial risks (including credit, liquidity, market and treasury risks) and non-financial risks categories: (i) operational (e.g.: people, information security, financial crime, technology, fraud, compliance and model risks) and (ii) other (e.g.: climate change and environmental and reputational risks). It is designed to cultivate a healthy organisational risk culture within the Group through the implementation and the monitoring of measurable risk appetite metrics, which are subject to risk limits and (where applicable) cascaded further down within the Group entities. As a public institution, the Group does not aim to make profits from speculative exposures to risks. As a consequence, the Group does not consider its treasury or funding activities as profit maximising centres. Investment activities are conducted within the primary objective of protection of the capital invested. U.1.1. Risk Management Organisation of the Bank Extending from the principles set out in the Group Risk Appetite Framework, the Bank’s objective is also to analyse and manage risks so as to obtain the strongest possible protection for its assets, its financial result, and consequently its capital. While the Bank is generally not subject to legislative acts and guidelines applicable to commercial banks issued or adopted by the EU institutions, bodies and agencies (“EU Legislative Acts and Guidelines”), it has voluntarily decided to comply with these EU Legislative Acts and Guidelines to the extent determined by its Best Banking Practice framework including the Best Banking Practice Guiding Principles, published by the Bank. Within the Bank, the Group Risk and Compliance Directorate (‘GR&C’) independently identifies, assesses, monitors and reports credit, market, liquidity and funding and operational risks to which the Bank is exposed. In order to preserve segregation of duties and in accordance with the three lines of defence principle, GR&C is independent and provides second opinions on all proposals made having risk implications. The following sections disclose the credit, market, liquidity and funding and operational risks to which the Bank is exposed. For additional details, please refer to the EIB Group Risk Management Disclosure Report. 2 Settlement risk is defined as the risk of potential losses due to transactions which remain unsettled after their due delivery date and/or due to transactions that are settled later than the applicable market standard. Due to the nature of the Group’s operations, the most relevant instruments affected by settlement risk are those derivatives entered into by the Bank which imply an exchange of foreign currencies. Settlement risk management is covered in the Financial Risk Guidelines. 3 The definition of external events excludes cases of client bankruptcy or unfavourable market movements or similar events, which represent triggers for Credit and respectively Market Risk. 139

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 145 37 U.1.1.1. Risk measurement and reporting system The Bank aligns its risk management systems with changing economic conditions and evolving regulatory standards, continuously adapting them as market practice develops. Systems are in place to control and report on the main risks inherent in the Bank’s operations, i.e. credit, interest rate, liquidity and funding, foreign exchange rate and operational risks. With the purpose to quantify their impact on the Bank’s solvency, liquidity, earnings and operations, risks are assessed and measured both under normal circumstances and under possible stressed conditions. Risk measurements consider the relevant metrics related to capitalisation, earnings, liquidity, exposure to market and non-financial risks. Information on credit, market, liquidity, financial and operational risks is reported to the Management Committee and to the Board of Directors on a monthly basis. Such information is presented and explained to the Management Committee and to the Board of Directors’ Risk Policy Committee on a regular basis. The Bank has a framework in place for managing interest rate (‘IR’) risk, as well as FX risk. The Bank monitors and manages on a daily basis its IR (gap and basis) & FX positions within the pre-approved limits. All new types of transactions introducing operational or financial risks must be authorised by the Management Committee(‘MC’), after the approval of the New Products Committee (‘NPC’). U.1.1.2. Sustainability of revenue and self-financing capacity The Bank’s Interest Rate Risk Strategy forms an integral part of the Bank’s overall financial risk management. It reflects the expectations of the main stakeholders of the Bank in terms of stability of earnings, preservation of the economic value of own funds, and the self-financing of the Bank’s growth in the long-term. To achieve these aims, the Interest Rate Risk Strategy considers a medium-to-long term horizon for the investment of the Bank’s own funds, in order to promote stability of revenues and to enhance overall returns. In practice, this is achieved by defining an investment profile producing a target duration for the Bank’s own funds between 4.5 and 5.5 years. In that context, the Asset/Liability Committee (‘ALCO’) performs regular checkpoints on the investment profile related to the Interest Rate Risk Strategy framework. U.1.2. Risk Management Organisation of the Fund (‘EIF’) The mandate of the Fund is to support small and mid-size enterprises (‘SME’) finance for start-up, growth and development within the European Union objectives for SME. Most of the Private Equity (‘PE’), Venture Capital and Portfolio Guarantees, Securitisation & Microfinance (‘GSM’) operations for both entities of the Group are managed by the Fund. The Fund aligns its risk management systems to changing economic conditions. Credit, market, liquidity and operational risk systems are in place to control and report on the main risks inherent in its operations. The Fund maintains robust risk policies and methodologies to ensure the Fund’s risk profile is within the parameters set out in its risk appetite framework. Risk management is embedded in the corporate culture of EIF, based on a three-lines-of-defence model permeating all areas of EIF’s business functions and processes: (i) front office, (ii) independent risk functions and (iii) internal and external audit. Investment and Risk Committees (‘IRCs’) chaired by the Head of General Secretariat advise the Chief Executive and the Deputy Chief Executive on each and every new transaction. Portfolio IRCs are regular meetings, chaired by the Chief Risk Officer, which oversee risk and investment-related aspects of the EIF portfolio, inter alia: reviewing transaction rating/grading changes, impairment and provisioning actions, relevant market risk events and potential stress testing. Risk and Portfolio Management actions form part of the assurance process presided by the EIF Audit Board. Moreover, within the EIB Group context, the Fund’s Risk Management Department operates in regular contact with the Group Risk and Compliance Directorate, particularly with regard to general EIF policy matters, to the Group Risk Management Charter and to the Group risk exposure relating to Guarantee, Securitisation and Private Equity operations under, inter alia, the Bank’s Risk Capital Resources mandate (‘RCR’), the different windows under the Bank’s EIB Group Risk Enhancement Mandate (‘EREM’) and other guarantee and securitisation mandates. The Fund’s treasury management has been fully outsourced to the Bank under a treasury management agreement signed by both parties and mandating the responsible EIB services to perform selection, execution, settlement and monitoring of transactions. Management follows treasury guidelines annexed to the agreement. Operational short-term liquidity management is conducted by EIF. U.1.2.1. Risk assessment private equity Under its private equity operations, the Fund adopts a fund-of-funds approach, primarily taking minority equity participations in business angels, venture capital, private equity and mezzanine funds managed by mostly independent teams. This strategy aims to leverage additional commitments from a wide range of investors. The Fund’s PE operations include investments in venture capital funds across all investment stages (seed, early stages, late stages, growth, etc.) as well as investments in mid-market funds or mezzanine funds, which generally have a lower risk profile. Over the last years, the Fund has developed a tool-set to design, manage and monitor portfolios of PE funds tailored to the dynamics of this market place. This tool-set is based on an internal model, the Grading-based Economic Model (‘GEM’), allowing the Fund to better assess and verify each funds’ but also each portfolio of funds’ valuations, risks and expected future cash flows and performances. Before committing to a PE fund, the Fund assigns an Equity score which is based on the outcome of an extensive due diligence performed by the Fund’s transaction team and reviewed by its risk management team. The funds are monitored by the Fund’s transaction team with a frequency and intensity depending on the underlying level of risk and Equity scores are annually reviewed by the Fund’s risk management team. 140

2024 FINANCIAL REPORT 146 38 These efforts, supported by the development of a proprietary IT system and an integrated software (front to back), improve the investment decision-making process and the management of the portfolio’s financial risks and of liquidity, in particular enabling forward-looking and stress-test based decision making. U.1.2.2. Risk assessment guarantees and securitisations The Fund extends portfolio guarantees to financial intermediaries involved in SME financing and participates in SME securitisation transactions. By taking on these risks, it facilitates access to funding and/or reduces the cost of capital for originators, and, in turn, it improves the conditions and facilitates access to finance to SMEs. For its guarantee and securitisation business, over the last years, the Fund has developed internal methodologies and models to analyse portfolio guarantees and structured finance transactions in line with best market practices. Before the Fund enters legally into a guarantee transaction, an internal rating is assigned to each new own risk guarantee transaction in accordance with the Fund’s internal methodology. The rating is based on internal models, which analyse and summarise the transaction’s credit quality (expected loss concept), incorporating both quantitative parameters and qualitative aspects. A four-eye principle applies throughout the process, with actions initiated by the front office and reviewed by Risk Management. Guarantee transactions are monitored regularly, at least quarterly; their statuses are regularly reviewed by EIF IRCs which, depending on their performances, may lead to a review of their internal ratings. This latter process is initiated by Risk Management and reviewed by the front office. The guarantees portfolio is valued according to a mark-to model approach under the relevant accounting principles. The main impact on the valuation of the transactions in the portfolio stems from the changes in the point in time cumulative default rate assumptions used for the assets. The EIF’s monitoring follows potential negative or positive rating migrations and provides the basis for appropriate management of transactions. U.2. Credit risk Credit risk concerns mainly the Group’s lending activities, treasury instruments such as debt securities, certificates of deposit and interbank term deposits along with the derivative and guarantee transactions of the Group. The credit risk associated with the use of derivatives is analysed in the ‘Derivatives’ section (Note V). Credit risk within the Bank is managed in line with the detailed internal guidelines. The purpose of these guidelines is to ensure the prudent management of credit risk. Whether or not a given entity is acceptable to the Bank as a counterpart in a lending operation is determined through careful analysis and evaluation of the entity using quantitative and qualitative metrics but also relying on experience and expert judgment. These guidelines establish minimum credit quality levels for borrowers and guarantors in lending operations and identify the acceptable transaction structure. They also detail the minimum requirements that loan contracts must meet in terms of key legal clauses and other contractual stipulations to ensure that the Bank's position is adequately safeguarded. Diversification of the loan portfolio is supported by a counterparty limit framework, sector limits for key industries and country thresholds for its exposures outside of the EU. To ensure that the additional risk involved in complex or structured lending transactions is adequately analysed, quantified and mitigated, specific detailed guidelines have been developed in respect of certain types of operations complementing the general guidelines. In analysing risks, the Bank applies an internal loan grading system and assigns internal ratings to counterparts. The Fund manages exposures and risks in the frame of conservative policies deriving from statutory provisions and credit risk operational guidelines approved by the Fund’s Board of Directors or guidelines as set out under mandates. Credit guidelines undergo periodic adaptations to incorporate evolving operational circumstances, changes in the applicable Best Banking Principles and respond to new mandates that the Group may receive. Despite ongoing heightened geopolitical risks and some sectors particularly affected from subdued economic development, the overall credit quality of the loan portfolio is deemed stable at present. Preserving the quality of loan portfolio is enabled by a risk management strategy, based on a comprehensive due diligence process, adequate lending structures and security, and standard protective clauses included in the loan agreements. In addition to the collaterals and the guarantees provided for lending exposures, some of the EIB exposures benefit of credit enhancements granted as part of different mandates. Moreover, the Bank established a loan portfolio monitoring framework allowing for timely risk management decisions. The aggregate amount (outstanding loans and guarantees granted by the Bank) is limited at any time by its Statutory Gearing Ratio (Article 16.5 of Statute). For the purpose of calculating this ratio the Bank uses data drawn from the EU Accounting Directives (‘AD’) framework. At year-end 2024, the EIB’s Statutory Gearing Ratio under EU Accounting Directive standalone accounts stood at 210.3% (2023: 206.1%) and under EU AD consolidated accounts stood at 215.9% (2023: 211.0%, max. 250% under Article 16.5 of the Statute). Prior year ratios have been amended for comparative purpose. Please refer to Note A.3. Credit risk related to the EIF guarantees portfolio is presented in Note U.1.2.2. 141

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 147 39 U.2.1. Loans To assess and manage credit risk on loans, the Group classifies its lending operations according to generally accepted criteria, based on the borrower risk profile and the transaction structure, including security and guarantees where appropriate. The loan portfolio breakdown on types of borrowers / guarantors as at 31 December 2024 is presented below, including undisbursed exposures. The table below shows the total signed exposures per counterparty type for loans granted by the Group, excluding those granted for projects beyond the European Union which are granted under the External Lending Mandate (ELM), European Fund for Sustainable Development (EFSD), Neighbourhood, Development and International Cooperation Instrument Investment Window 1 (NDICI IW 1)/European Fund for Sustainable Development Plus (EFSD+)4 and Cotonou Agreement where the Group is, as the last resort, secured by the EU budget or by the Member States guarantees (loans in the African, Caribbean and Pacific countries and the overseas countries and territories)(*). (*) These guarantees are either Comprehensive (covering all risks) or limited to defined Political Risks (non-transfer of currency, expropriation, war or civil disturbance, denial of justice upon breach of contract). In EUR million States Public institutions Banks Corporates Not guaranteed Guarantor (1) Total 2024 Total 2023 Borrower States 0 0 0 0 57,966 57,966 58,626 Public institutions 30,873 24,371 351 148 99,163 154,906 152,078 Banks 32,746 17,698 12,691 10,036 40,394 113,565 113,785 Corporates 8,099 5,272 5,336 40,733 127,979 187,419 180,137 Total 2024(2)(3)(4)(5) 71,718 47,341 18,378 50,917 325,502 513,856 Total 2023(2)(3)(4)(5) 76,277 49,174 19,560 48,717 310,898 504,626 (1) These amounts include loans, for which no formal guarantee independent of the borrower and the loan itself was required, the borrower’s level of solvency itself represents adequate security. In the event of certain occurrences, appropriate contractual clauses ensure the Group’s right to access independent security. (2) The loans in risk-sharing operations (credit enhanced by the Member States guarantee or the EU budget in the form of a political risk guarantee) amount to EUR 1,495 million as at 31 December 2024 (2023: EUR 1,769 million). (3) This amount does not include signed loan substitutes (2024: EUR 19,812 million; 2023: EUR 18,893 million). (4) These amounts exclude loans to current European Union Member States granted before their accession to the European Union and guaranteed by the European Union budget or the Member States. (5) The Group has signed, in the context of EFSI SME window and European Guarantee Fund, funding lines for a total commitment not exceeding EUR 9,187 million (2023: EUR 9,187 million). The Group recognises an undisbursed exposure when a firm commitment is signed with the respective underlying risk counterpart, for which the funding lines are expected to be drawn. 4 One EFSD+ contract is part of the own risk portfolio. 142

The Group did not record value adjustments in 2024 and 2023 in respect of its EU sovereign and EU sovereign guaranteed exposure as at the year end as the preferred creditor status of the Bank as well as of the EIF and the protection given by the Bank's Statute are deemed to guarantee a full recovery of the Group's assets upon maturity.

The table below discloses information regarding the sovereign credit risk on loans (apart from loans beyond the European Union benefiting from EU budget or Member States guarantees under the ELM, EFSD, NDICI IW 1/EFSD+[5] and Cotonou Agreements), where the Group has either full own risk or bears a residual risk due to credit enhancement ("risk portfolio"):

(in EUR million)	2024			2023		
	Acting as borrower		Acting as guarantor	Acting as borrower		Acting as guarantor
Country	Disbursed	Undisbursed	Signed	Disbursed	Undisbursed	Signed
Austria	0	0	124	0	0	133
Belgium	0	0	255	0	0	265
Bulgaria	964	250	298	1,012	0	297
Croatia	837	292	1,992	765	0	2,089
Cyprus	962	442	968	930	519	1,052
Czech Republic	2,011	913	0	1,160	1,314	0
Denmark	0	0	240	0	0	242
Estonia	474	490	69	642	90	77
Finland	0	0	97	0	0	105
France	0	0	3,858	0	0	3,946
Germany	0	0	1,546	0	0	1,583
Greece	6,652	2,102	7,670	7,059	1,659	9,007
Hungary	5,882	327	822	5,948	573	908
Ireland	1,905	0	1,731	1,665	240	1,186
Italy	5,344	655	5,401	5,852	1,105	6,798
Latvia	299	0	0	454	0	3
Lithuania	2,096	0	148	2,215	0	51
Luxembourg	0	9	219	0	9	230
Malta	72	0	268	72	0	295
Netherlands	0	0	265	0	0	281
Poland	6,302	210	19,268	6,113	330	19,074
Portugal	1,988	100	2,048	1,296	900	2,895
Romania	3,030	1,714	51	2,402	2,613	51
Slovakia	2,571	240	95	2,499	72	95
Slovenia	468	0	1,220	491	400	1,352
Spain	2,977	0	18,896	3,213	0	19,881
Sweden	0	0	155	0	0	543
Non-EU Countries	2,437	2,951	4,014	2,007	3,007	3,838
Total	**47,271**	**10,695**	**71,718**	**45,795**	**12,831**	**76,277**

The table below shows (in EUR million) the signed loans for projects beyond the European Union under the ELM, EFSD, NDICI IW 1/EFSD+ and Cotonou Agreement benefiting from EU budget or Member States guarantees:

Secured by:	31.12.2024	31.12.2023
Member States	3,413	3,640
European Union budget(1)	47,910	47,742
Total(2)(3)	**51,323**	**51,382**

(1) Of which EUR 1,495 million in risk-sharing operations (credit enhanced by the Member States guarantee or the EU budget in the form of a political risk guarantee) as explained above (2023: EUR 1,769 million).

(2) Including loans to current European Union Member States granted before their accession to the European Union and guaranteed by the European Union budget or the Member States.

(3) Financial guarantees granted by the Group for a total amount of EUR 500.5 million (2023: EUR 470.6 million) which are secured by Member States or the EU budget. The aforementioned guarantees are not included in the analysis as provided in table above.

[5] One EFSD+ contract is part of the own risk portfolio.

143 2024 FINANCIAL REPORT

LOANS FOR PROJECTS BEYOND THE EUROPEAN UNION UNDER THE EU BUDGET OR MEMBER STATE GUARANTEE (in EUR million)

(including loans in the new Member States before accession)

BREAKDOWN OF LOANS SIGNED BY GUARANTEE

AGREEMENT	31.12.2024	31.12.2023
75% Member States guarantee		
- Cotonou partnership agreement	54	161
- Cotonou partnership 2nd agreement	961	1,017
- Cotonou Protocol 3 – OR / ACP	2,304	2,369
- Cotonou Protocol 3 – OR / OCT	94	93
Total 75% Member States guarantee	**3,413**	**3,640**
Total Member States guarantee	**3,413**	**3,640**
100% European Union budget guarantee		
- Russia – 500 m – 2004-2007	82	99
- EFSD	93	93
Total 100% European Union budget guarantee	**175**	**192**
70% European Union budget guarantee		
- South Africa – 375m – Decision 29.01.97	0	4
- Bosnia–Herzegovina – 100m 99/2001	2	5
- Euromed (EIB) – 2 310m – Decision 29.01.97	0	3
- North Macedonia – 150m – 1998/2000	0	2
- CEEC – 3 520m – Decision 29.01.97	0	14
Total 70% European Union budget guarantee	**2**	**28**
65% European Union budget guarantee		
- South Africa – 825m – 7/2000-1/2007	11	17
- South Africa – Decision 2/2007-12/2013	78	84
- ALA III – 2 480m — 2/2000 – 7/2007	46	49
- ALA Decision – 2/2007-12/2013	1,058	1,077
- Euromed II – 6 520m – 2/2000-1/2007	368	536
- South Eastern Neighbours – 9 185m – 2/2000 – 7/2007	1,779	2,020
- Türkiye special action – 450m – 2001-2006	78	85
- Türkiye TERRA – 600m – 11/1999-11/2002	178	201
- PEV EE/CAS/RUS 1/2/2007 – 31/12/2013	1,554	1,646
- PEV MED 1/2/2007 – 31/12/2013	3,835	4,233
- Pre-Accession – 9 048m – 2007 – 2013	3,905	4,266
- Climate Change Mandate 2011 - 2013	895	929
- ELM Asia 2014-2020	1,266	1,260
- ELM Central Asia 2014-2020	351	348
- ELM East-Russia 2014-2020	6,498	6,670
- ELM Latin America 2014-2020	2,498	2,527
- ELM MED 2014-2020	7,628	8,373
- ELM Pre-Accession 2014-2020	3,577	3,769
- ELM RSA 2014-2020	117	121
- ELM ERI Private Mandate	637	851
- ELM ERI Public Mandate	1,324	1,344
- Global Europe NDICI IW 1	10,052	7,116
Total 65% European Union budget guarantee	**47,733**	**47,522**
Total European Union budget guarantee	**47,910**	**47,742**
Total[(1)]	**51,323**	**51,382**

[(1)] Financial guarantees granted by the Group for a total amount of EUR 500.5 million (2023: EUR 470.6 million) which are secured by Member States or the EU budget. The aforementioned guarantees are not included in the analysis as provided in table above.

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 144

Collateral on loans (in EUR million)

Among other credit mitigant instruments, the Group uses pledges of financial securities. These pledges are formalised through a Pledge Agreement, enforceable in the relevant jurisdiction. The portfolio of collateral received in pledge contracts amounts to EUR 7,247 million (2023: EUR 8,958 million), with the following composition:

As at 31 December 2024	Loan Financial Collateral (in EUR million)						
	Bonds						
Moody's or equivalent rating	Government	Supra-national	Agency	Secured Bonds (covered bonds)	Bank and Corporate Bonds	Cash	**Total**
Aaa	49	233	0	417	54	0	**753**
Aa1 to Aa3	1,156	9	35	228	174	0	**1,602**
A1	0	0	0	0	67	0	**67**
Below A1	4,093	0	2	0	580	0	**4,675**
Non-Rated	0	0	0	0	0	150	**150**
Total	**5,298**	**242**	**37**	**645**	**875**	**150**	**7,247**

As at 31 December 2023	Loan Financial Collateral (in EUR million)						
	Bonds						
Moody's or equivalent rating	Government	Supra-national	Agency	Secured Bonds (covered bonds)	Bank and Corporate Bonds	Cash	**Total**
Aaa	126	157	0	428	30	0	**741**
Aa1 to Aa3	1,184	9	31	766	146	0	**2,136**
A1	0	0	0	0	20	0	**20**
Below A1	5,144	0	2	0	583	0	**5,729**
Non-Rated	0	0	0	0	99	233	**332**
Total	**6,454**	**166**	**33**	**1,194**	**878**	**233**	**8,958**

A breakdown of disbursed loans outstanding (in EUR million) at 31 December, according to the sectors of the contract is set out below:

Sector	2024	2023
Transports	130,569	128,499
Energy	73,948	67,564
Global Loans[(1)(2)]	58,075	59,753
Health, education	38,577	37,075
Industry	36,570	35,498
Miscellaneous infrastructure	34,732	34,358
Water, sewerage	29,043	27,999
Services	18,729	18,932
Telecommunications	10,319	10,930
Agriculture, fisheries, forestry	5,103	5,065
Total	**435,665**	**425,673**

(1) A global loan is a line of credit to an intermediary financing institution or a bank which subsequently lends the proceeds, at its own risk, to finance small and medium-sized projects being undertaken by private or public sector promoters.

(2) This amount does not include disbursed loan substitutes (2024: EUR 19,811 million, 2023: EUR 18,893 million).

Arrears on loans

Amounts in arrears are identified, monitored and reported according to the procedures defined in the bank-wide "Financial Monitoring Guidelines and Procedures." These procedures follow best banking practices and are adopted for all loans managed by the EIB.

As at 31 December 2024, the arrears above 90 days on loans from total portfolio amount to EUR 281 million (2023: EUR 82 million). The outstanding principal amount related to these arrears is EUR 861 million as at 31 December 2024 (2023: EUR 529 million). These are covered by a loan loss allowance of EUR 249 million (2023: EUR 177 million).

Of the total amount in arrears above 90 days, only EUR 49 million (2023: EUR 12 million) relate to loans that do not benefit from a full or partial guarantee provided by the European Union or Member States.

During 2024, EUR 103 million of arrears have been called under the guarantees of the European Union and EUR 3 million under the Member States guarantees. Corresponding amounts in 2023 were EUR 131 million and EUR 3 million, respectively.

Also, during the year, EUR 16 million of arrears previously invoked under the guarantees of the European Union or the Member States have been refunded (2023: EUR 124 million).

145 2024 FINANCIAL REPORT

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 151 43 Loan renegotiation and forbearance The Group classifies loans as forborne loans (that is loans, debt securities and loan commitments) in respect of which forbearance measures have been extended. Forbearance measures consist of “concessions” that the Group decides to make towards an obligor who is considered unable to comply with the contractual debt service terms and conditions due to its financial difficulties, in order to enable the obligor to service the debt or to refinance, totally or partially, the contract. Exposures shall be treated as forborne if a concession has been granted, regardless of whether any amount is past-due, or the exposure is classified as defaulted. Exposures shall not be treated as forborne when the obligor if not in financial difficulties. Once renegotiated, the Group will continue to closely monitor these loans. If the renegotiated payment terms will not recover the original carrying amount of the asset, the Group will consider accounting for value adjustments in the profit and loss account. The need for a value adjustment for all loans whose Loan Grading (‘LG’) deteriorated to E- is assessed regularly. Forbearance measures and practices undertaken by the Group’s restructuring activities during the reporting period include, but are not limited to, extension of maturities, deferral of capital only, deferral of capital and interest, waivers for breach of material covenants and capitalisation of arrears. Operations subject to forbearance measures are reported as such in the tables below. (in EUR million) 31.12.2024 31.12.2023 Performing Non-Performing Performing Non-Performing Number of contracts subject to forbearance practices 25 66 45 69 Carrying values (incl. interest and amounts in arrears) 635 1,567 1,844 1,723 of which being subject to value adjustments 0 1,093 0 1,169 Value adjustments recognised 0 381 0 283 Interest income in respect of forborne contracts 23 80 66 92 Exposures derecognised (following restructuring, write-off or sale of the operation) 0 127 0 89 Forbearance measures (in EUR million) 31.12.2023 Extension of maturities Deferral of capital only Deferral of capital and interest Breach of material financial covenants Other Contractual repayment and termination(1) 31.12.2024 Public 1,023 5 0 0 0 0 -576 452 Bank 27 1 0 0 0 177 -23 182 Corporate 2,517 0 0 0 8 321 -1,278 1,568 Total 3,567 6 0 0 8 498 -1,877 2,202 (1) Decreases are explained by repayments of capital, interest and amounts in arrears as well as write-offs which occurred during the year on operations already considered as forborne as at 31 December 2023 and by termination during the year. 146

U.2.2. Treasury

The credit risk associated with treasury instruments (securities, commercial papers, term deposits, etc.) is managed by selecting sound counterparties and issuers.

The structure of the securities portfolio and limits governing outstanding treasury instruments have been laid down by the Management. These limits are reviewed regularly by the Group Risk and Compliance Directorate.

The table below provides a percentage breakdown of the credit risk associated with the securities in the Treasury portfolios and the money markets products (deposits and reverse repos) in terms of the credit rating of counterparties and ultimate obligor rating or issue rating where relevant:

Moody's or equivalent rating	Securities portfolio %		Money market products %	
	31.12.2024	31.12.2023	**31.12.2024**	31.12.2023
Aaa	**29**	29	**48**	34
Aa1 to Aa3	**37**	32	**27**	30
A1 to A3	**13**	15	**24**	33
Below A3	**21**	24	**1**	3
Total	**100**	**100**	**100**	**100**

The total nominal amount of the Group's consolidated treasury assets with maturity above 1 year and a minimum rating of Aa3 stood at EUR 12,597 million at 31 December 2024 (2023: EUR 8,943 million).

Collateral on treasury transactions

The Group enters into collateralised reverse repurchase and repurchase agreement transactions that may result in credit exposure in the event that the counterparty to the transaction is unable to fulfil its contractual obligations. The Group controls credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with the Group when deemed necessary.

Tripartite repo and reverse repo operations are carried out with a third-party custodian who undertakes, on the basis of a framework contract, to guarantee compliance with the contractual terms and conditions, notably with respect to:

- delivery against payment;
- verification of collateral;
- the collateral margin required by the lender which must always be available and adequate, with the market value of the securities being verified daily by the custodian; and
- organisation of substitute collateral provided that this meets all the contractual requirements.

Collateral received

The treasury transactions include EUR 21,286 million (2023: EUR 23,419 million) in bilateral and tripartite reverse repurchase agreements, for all of which the Group received financial collaterals.

The market value of the financial collateral portfolio at 31 December 2024 is EUR 21,971 million (2023: EUR 23,207 million), with the following classification:

	Reverse Repurchase Agreements Financial Collateral (in EUR million)						
At 31 December 2024	Bonds						
Moody's or equivalent rating	Government	Supra-national	Agency	Secured Bonds (covered bonds)	Bank and Corporate Bonds	Cash	**Total**
Aaa	168	302	180	8,542	2,390	0	**11,582**
Aa1 to Aa3	2,159	1,359	212	338	640	0	**4,708**
A1 and below	692	1	258	45	4,578	0	**5,574**
Non Rated	94	0	10	0	0	3	**107**
Total	**3,113**	**1,662**	**660**	**8,925**	**7,608**	**3**	**21,971**

	Reverse Repurchase Agreements Financial Collateral (in EUR million)						
At 31 December 2023	Bonds						
Moody's or equivalent rating	Government	Supra-national	Agency	Secured Bonds (covered bonds)	Bank and Corporate Bonds	Cash	**Total**
Aaa	228	38	262	11,377	627	0	**12,532**
Aa1 to Aa3	763	12	120	1,211	1,157	0	**3,263**
A1 and below	1,885	0	358	56	5,065	0	**7,364**
Non Rated	26	0	0	18	0	4	**48**
Total	**2,902**	**50**	**740**	**12,662**	**6,849**	**4**	**23,207**

Securities deposited

Bilateral and tripartite repurchase agreements stood at EUR 107 million at 31 December 2024 (2023: EUR 1,052 million). The exposure is fully collateralised with subsequent call for additional collateral or release in accordance with the underlying agreement.

147 2024 FINANCIAL REPORT

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 153 45 The market value of the collateral deposited under bilateral and tripartite repurchase agreements stood at EUR 218 million as at 31 December 2024 (2023: EUR 1,056 million). U.2.3. Guarantees & securitisations entered into by the Group Credit risk arising from the Group’s guarantees and securitisations transactions funded by own resources is managed in line with dedicated internal guidelines. At year-end 2024, the signed exposure guaranteed by the Group amounted to EUR 32.2 billion (2023: EUR 28.6 billion6) and provisions on guarantees amount to EUR 86.7 million (2023: EUR 86.9 million). Part of the Group guarantee type of operations derives from the risk sharing operations where the Group guarantees either (i) on a loan-by-loan or (ii) a portfolio basis underlying loan type of exposures originated by a financial intermediary based on established delegation models. The financial intermediary originating the underlying risk exposures on which the Group takes risk is subject to a detailed due diligence in order to make sure that the Group can delegate credit management tasks to the financial intermediary in question. In these types of transactions, the Group might be exposed on a pro-rata basis or via a structure with a certain degree of subordination. In addition to this, the Group can also enter into securitisations transactions. The EIB has established a dedicated framework to limit concentration risk for this type of underlying exposures in such transactions. Depending on the specificities of the transaction, this may include setting eligibility criteria including but not limited to lowest eligible rating categories, certain sector, obligor and/or obligor group exposure. There is limited counterparty risk on the financial intermediary as the credit risk is on the underlying exposures originated by the financial intermediary i.e. counterparty risk is limited to (1) the payment of the guarantee fees and (2) the potential recoveries due to the EIB in case of a default of an underlying exposure guaranteed and paid out by the EIB. In any case, the Group has established a number of mitigating measures, including but not limited to detailed due diligence as well as security rights, step-in rights, trigger events to stop inclusions, consent rights on material amendments of the underlying risk exposures or termination rights. U.3. Market Risk U.3.1. Interest Rate and Credit Spread Risk in the Banking Book for the Group From the Group’s positions, the Interest Rate or Credit Spread Risk is the risk to the economic value or to the net interest income arising from adverse movements in interest rates or market credit spreads that affect interest rate and market credit spread sensitive instruments, respectively. Exposure to those risk factors occurs when there are differences in repricing and maturity characteristics of the different asset, liability and hedge instruments. The Group Risk Appetite Framework contains three interest rate risk indicators managed within pre-approved limits: The “Risk to Economic Value”, the “NII Large Decline” and the “Risk to Earnings”, which are, however defined on EIB standalone level. The EIF’s Risk Appetite Framework does not currently include such interest rate risk indicators, but EIF instead allocates economic capital to cover its interest rate risk exposures. In doing so, the EIF is following the Group capital measurement methodology for Interest Rate Risk in the Banking Book (‘IRRBB’). The Group is measuring CSRBB by applying stress tests that show the impacts on both the economic value of equity and the net interest income from adverse movements in market credit spreads (in line with the respective EBA guidelines7). CSRBB is not subject to individual operational management limits. However, its exposure is reflected into the Group Risk Appetite Framework. The following sections detail the operational implementation of the Interest Rate Risk management framework of each entity. Interest rate risk management for the Bank (‘EIB’) In measuring and managing interest rate risk, the Bank refers to the relevant key principles of the Basel Committee on Banking Supervision (‘BCBS’) as implemented in the EU, and to the regulatory guidance issued by the European Banking Authority (‘EBA’). The main sources of interest rate risk are: gap risk, basis risk and option risk. Gap risk is the most relevant interest rate risk for the Bank and is defined as the risk to the economic value or to the net interest income generated by the differences in the term structure of interest rate sensitive instruments on the Bank’s balance sheet. Following regulatory guidance, the Bank has articulated its appetite for interest rate risk in terms of both the maximum risk to economic value and the maximum risk to earnings that the Bank is prepared to take (while, when applicable, adhering to the maximum thresholds defined in the EBA Supervisory Outlier Tests for both perspectives). The Bank’s investment strategy for its own funds – the Interest Rate Risk Strategy – complies with such interest rate risk appetite. IBOR Reform Interest rate benchmarks, such as the London Interbank Offered Rate (‘LIBOR’) were widely used in financial contracts. The global transition to alternative interest rate benchmark rates was one of the most challenging reforms undertaken in the financial markets. Similarly to other banks, the EIB had significant exposure to the IBORs involved in these market-wide initiatives. As of 31 December 2024, all the relevant transactions have been migrated. Interest rate risk on the Economic Value of the Own Funds/Equity of the Bank The Bank’s Interest Rate Risk strategy aims at maintaining a balanced and sustainable revenue profile as well as limiting the risk of the economic value of the Group. A clear preference has been given to the revenue profile in light of the objective of self-financing future growth. This overall 6 For the correction of comparative figures as at 31 December 2023 please refer to Note A.3. 7 EBA/GL/2022/14. 148

2024 FINANCIAL REPORT 154 46 objective is achieved by investing the own funds according to a medium to long-term investment profile. Of course, this strategy needs to comply with the limits for the Interest Rate Risk RAF metrics. Apart from the Interest Rate Strategy underpinning the investment of the Bank’s own, the Bank’s balance sheet should be match-funded with respect to interest rate risk. As it is not operationally practical to perfectly match-fund the Bank’s balance sheet, small deviations to gap and basis risks are allowed. Those net residual interest rate risk positions are managed within pre-approved limits, the latter being dimensioned to ensure the individual risks remain within the risk appetite boundaries. In addition to its interest rate risk limits framework, the Bank performs regular stress testing, based on EBA standardised shock scenarios8 and internally defined ones, to its projected earnings and to its economic value. The exercise serves the purpose of identifying potential adverse consequences arising from severe changes in the interest rates environment. The stress test on the economic value is performed at Bank and Group levels. As at 31 December 2024, the worst impact of the EBA supervisory outlier test scenarios would reduce the economic value of own funds of the Bank by EUR 6.19 billion (2023: EUR 4.24 billion) and of the EIB Group by EUR 6.23 billion (2023: EUR 4.28 billion)9. Among the financial instruments in the Bank’s portfolio, some operations (borrowings and associated swaps) present callability options and may be redeemed early, hence introducing uncertainty as to their final maturity. However, as those packages (borrowings and associated swaps) are fully back-to-back (up to the cashflow level), they can be considered at the end as simple synthetic floating rate notes indexed to the relevant interest rate benchmark rates and bearing limited interest rate risk. The table hereafter is a summary of the features of the Group’s callable borrowings portfolio as at 31 December 2024 and 31 December 2023, where the total nominal amount, the average natural maturity and the average expected maturity (both weighted by the nominal amount of the concerned transactions) are shown per funding currency and per main risk factor involved: By funding currency (after swaps): 31.12.2024 (in EUR million) EUR USD Total EUR Pay Notional -2,402 -1,107 -3,509 Average maturity date 12.12.2046 29.12.2037 14.02.2044 Average expected maturity 14.12.2037 25.02.2036 20.05.2037 31.12.2023 (in EUR million) EUR USD Total EUR Pay Notional -2,460 -1,061 -3,521 Average maturity date 29.07.2046 25.11.2037 17.12.2043 Average expected maturity 01.08.2038 06.08.2034 19.05.2037 By risk factor involved: 31.12.2024 Risk factor (in EUR million) FX level IR curve level Total EUR Pay Notional -259 -3,250 -3,509 Average maturity date 15.02.2037 04.09.2044 14.02.2044 Average expected maturity 10.12.2033 29.08.2037 20.05.2037 31.12.2023 Risk factor (in EUR million) FX level IR curve level Total EUR Pay Notional -239 -3,282 -3,521 Average maturity date 30.12.2037 23.05.2044 17.12.2043 Average expected maturity 28.01.2033 11.09.2037 19.05.2037 8 EBA/RTS/2022/10. 9 The stress test is performed on all risk-sensitive banking book instruments, including the pension and health insurance liabilities (defined benefit obligations, DBO) as calculated by an actuarial provider. 149

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 155 47 Interest rate risk on the Earnings The Risk to Earnings10 quantifies the amount of net interest income that would change during the forthcoming 36 months if all interest rate curves would decrease by two percentage points. Such exposure stems primarily from the mismatch between interest rate repricing periods of assets and liabilities, and has to stay within the limit defined in the Risk Appetite Framework. With the positions in place as at 31 December 2024, the net interest income of the Bank would decrease by EUR 1,108.4 million (2023: EUR 1,216.5 million) and of the EIB Group by EUR 1,219.0 million (2023: EUR 1,321.3 million) if interest rates were to decrease by 200 basis points. For enriching the analysis of the net interest income sensitivity, the net interest income of the Bank would increase by EUR 1,168.5 million (2023: EUR 1,280.7 million) and of the Group by EUR 1,279.1million (2023: EUR 1,385.5 million) if interest rates were to increase by 200 basis points. The Bank uses a dedicated software that allows to simulate the sensitivity of earnings on a deal by deal basis. The sensitivity of earnings is measured on an accruals basis and is calculated under the ‘’ongoing’’ assumption that, over the time horizon analysed, the Bank realises (at market rates defined in the underlying scenario) the new loan business forecast in the Operational Plan, maintains exposures within approved limits and executes monetary trades to refinance funding shortages or invest cash excesses. In line with the Bank’s current practice, the model uses the hypothesis that simulated earnings are not distributed to the shareholders, but are used to refinance the Bank’s business. The administrative costs are projected according to the forecasts of the Operational Plan. Interest rate risk management for the Fund (‘EIF’) Even though EIF does not fund itself on capital/money markets, EIF is exposed to Interest Rate Risk, primarily to the gap risk. The major interest rate sensitive exposures at EIF are its pension Defined Benefit Obligations (DBO) on the liabilities side and its fixed income treasury book on the assets side. Although EIF’s risk appetite statement does not currently include interest rate risk indicators and does not have an articulated Interest Rate Risk Strategy, EIF allocates economic capital to cover its interest rate risk exposures. EIF is following the Group capital measurement methodology for Interest Rate Risk in the Banking Book (‘IRRBB’), i.e. EIF interest rate risk is assessed from both the Normative and from the Economic perspectives, with the worse of the two being considered under the Economic Capital (‘ECap’) ratio. 10 To note that the Bank also manages also the risk to its net interest income (NII) via the Supervisory Outlier Test for NII, namely the so called “NII Large Decline”. 150

U.3.2. Foreign exchange rate risk

The foreign exchange ('FX') risk is the risk to the economic value or to the income derived from, the Group's positions due to adverse movements of foreign exchange rates. The Group is exposed to a foreign exchange risk whenever there is a currency mismatch between its assets, liabilities and hedging instruments.

In compliance with the Bank's Statute and with the EIF Risk Appetite Framework, the Group does not engage in currency operations not directly required to carry out its core activities (more specifically: for the Bank, mismatches of currencies in the asset-liability structure are kept within pre-approved tight limits while, for EIF, open FX positions may arise from its Equity and Guarantee investments, in line with its Statutes and Risk Appetite Framework).

Foreign exchange position (in EUR million)

Currency at 31 December 2024	Euro	Pound Sterling	US Dollar	Other currencies	Sub-total except Euro	Total 2024
Assets:						
Cash in hand, balances with central banks and post office banks	105	0	0	0	0	**105**
Treasury bills and other bills eligible for refinancing with central banks	32,517	1,020	4,578	0	5,598	**38,115**
Other loans and advances:						
- Repayable on demand	1,521	65	36	38	139	**1,660**
- Credit institutions	33,672	289	484	5,674	6,447	**40,119**
- Customers	235	0	0	0	0	**235**
	35,428	354	520	5,712	6,586	**42,014**
Loans:						
- Credit institutions	66,606	519	13,131	9,235	22,885	**89,491**
- Customers	286,425	24,117	12,206	23,408	59,731	**346,156**
	353,031	24,636	25,337	32,643	82,616	**435,647**
Debt securities including fixed-income securities	7,187	208	3,222	958	4,388	**11,575**
Shares, other variable-yield securities and participating interests	10,756	439	1,039	468	1,946	**12,702**
Other	14,920	1,603	2,191	838	4,632	**19,552**
Total assets	**453,944**	**28,260**	**36,887**	**40,619**	**105,766**	**559,710**
Liabilities:						
Amounts owed to credit institutions	827	0	31	0	31	**858**
Amounts owed to customers	2,971	1	137	102	240	**3,211**
Debts evidenced by certificates:						
- Debt securities in issue	248,848	37,075	114,738	35,305	187,118	**435,966**
- Others	5,132	0	350	1,404	1,754	**6,886**
	253,980	37,075	115,088	36,709	188,872	**442,852**
Subscribed capital, reserves, profit and minority interest	86,245	0	0	0	0	**86,245**
Other	21,694	1,629	2,299	922	4,850	**26,544**
Total liabilities	**365,717**	**38,705**	**117,555**	**37,733**	**193,993**	**559,710**
Off-balance sheet currency swaps	**-88,880**	**10,490**	**80,632**	**-2,242**	**88,880**	
Net position	**-653**	**45**	**-36**	**644**	**653**	

151 2024 FINANCIAL REPORT

Foreign exchange position (in EUR million)

Currency at 31 December 2023	Euro	Pound Sterling	US Dollar	Other currencies	Sub-total except Euro	Total 2023
Assets:						
Cash in hand, balances with central banks and post office banks	210	0	0	0	0	**210**
Treasury bills and other bills eligible for refinancing with central banks	27,804	1,289	7,920	0	9,209	**37,013**
Other loans and advances:						
- Repayable on demand	967	71	49	59	179	**1,146**
- Credit institutions	40,809	0	0	4,717	4,717	**45,526**
- Customers	56	0	0	0	0	**56**
	41,832	71	49	4,776	4,896	**46,728**
Loans:						
- Credit institutions	68,034	649	12,871	8,948	22,468	**90,502**
- Customers	277,163	24,807	10,317	22,508	57,632	**334,795**
	345,197	25,456	23,188	31,456	80,100	**425,297**
Debt securities including fixed-income securities	7,054	95	2,984	1,768	4,847	**11,901**
Shares, other variable-yield securities and participating interests	9,711	464	895	429	1,788	**11,499**
Other	12,993	1,542	2,069	1,036	4,647	**17,640**
Total assets	**444,801**	**28,917**	**37,105**	**39,465**	**105,487**	**550,288**
Liabilities:						
Amounts owed to credit institutions	2,126	0	20	0	20	**2,146**
Amounts owed to customers	1,953	1	85	33	119	**2,072**
Debts evidenced by certificates:						
- Debt securities in issue	255,469	34,774	96,841	39,551	171,166	**426,635**
- Others	6,206	115	319	1,544	1,978	**8,184**
	261,675	34,889	97,160	41,095	173,144	**434,819**
Subscribed capital, reserves, profit and minority interest	83,141	0	0	0	0	**83,141**
Other	23,288	1,485	2,299	1,038	4,822	**28,110**
Total liabilities	**372,183**	**36,375**	**99,564**	**42,166**	**178,105**	**550,288**
Off-balance sheet currency swaps	**-73,181**	**7,559**	**62,475**	**3,147**	**73,181**	
Net position	**-563**	**101**	**16**	**446**	**563**	

U.4. Liquidity and funding risk

Liquidity risk refers to the ability of the Group to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses. It can be further split into funding liquidity risk and market liquidity risk.

Funding liquidity risk is connected to the risk for the Group to be unable to refinance the asset side of its balance sheet and to meet payment obligations punctually and in full out of readily available liquid resources. Funding liquidity risk may have an impact on the volatility in the economic value of, or in the income derived from Group's positions, due to potentially increasing immediate risks to meet payment obligations and the consequent need to borrow at unattractive conditions.

Market liquidity risk is the volatility in the economic value of, or in the income derived from, the Group's positions due to potential inability to execute a transaction to offset, eliminate or reduce outstanding positions at reasonable market prices. Such an inability may force early liquidation of assets at unattractive prices when it would be better to avoid such liquidation. This risk is tied to the size of the position compared to the liquidity of the instrument being transacted, as well as to potential deterioration of market availability and efficiency.

Liquidity risk management of the Bank

Liquidity risk is managed to ensure the regular functioning of the Bank's core activities at reasonable cost. The main objective of liquidity policy is to ensure that the Bank can always meet its payment obligations punctually and in full. In contrast to commercial banks, the EIB does not have retail deposits but relies on its access to capital markets to raise the funds it on-lends to its clients.

The Bank manages the calendar of its new issues so as to maintain a prudential liquidity buffer. Liquidity planning takes into account the Bank's needs to service its debt, make disbursements on loans and cash inflows from the loan portfolio. It also takes into account the sizeable amount of signed but undisbursed loans, whose disbursements typically take place at the borrowers' request.

The Bank further seeks to assure management of liquidity risk by maintaining what it considers as a sufficient level of short-term liquid assets and by spreading the maturity dates of its placements based on the projected liquidity needs. The liquidity risk policy also incorporates a floor on treasury levels: Indeed, the Bank's total liquidity ratio (liquidity as a percentage of the next 12 months projected net cash flows) must at all times exceed 25%.

The Group has in place a Group Contingency Funding Plan ('Group CFP'), which specifies decision-making procedures and corresponding responsibilities. The Group CFP is regularly tested and benchmarked against applicable best banking practices, including relevant Guidelines issued by the European Banking Authority in this respect. The Group CFP is approved annually by the Board of Directors of the Bank.

Regular stress-testing analyses are executed as a part of the liquidity risk monitoring and drive the size of the liquidity buffers of the EIB and EIF.

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 152

2024 FINANCIAL REPORT 158 50 On 8 July 2009, the Bank became an eligible counterparty in the Eurosystem’s monetary policy operations, and therefore has been given access to the monetary policy operations of the European Central Bank. The Bank conducts the operations via the Central Bank of Luxembourg, where the Bank maintains deposits to cover the minimum reserve requirement and for other operational needs. The Liquidity Coverage Ratio (‘LCR’) is computed on a daily basis in line with EU CRR both in the functional currency (EUR) as well as in the other significant currencies. Consistency of the currency denomination of the liquid assets with the net liquidity outflows is ensured on an ongoing basis, to prevent an excessive currency mismatch. As at 31 December 2024, the Bank’s LCR stood at 724.9% (2023: 423.7%) and the Group LCR stood at 725.8% (2023: 437.5%). In addition, also the net stable funding ratio (‘NSFR’) is computed in line with EU CRR both in the functional currency (EUR) as well as in the other significant currencies. As at 31 December 2024, the Bank’s NSFR stood at 122.2% (2023: 118.3%) and the Group NSFR stood at 122.4% (2023: 118.6%). The Group continues to maintain what it regards as a robust liquidity position and flexibility to access the necessary liquidity resources mainly as a result of its prudent approach to liquidity management. As a result, the geopolitical and financial turbulences experienced in 2024 had a minimal impact on liquidity and funding. Liquidity risk management of the Fund (‘EIF’) The Fund defines, in line with the Group as when applicable, liquidity risk as the risk that the Fund may be unable to meet its obligations as they come due, without occurring unacceptable losses. The Fund does not have natural sources of liquidity such as long-term customers’ deposits, access to capital markets or interbank borrowing. It relies mainly on its paid-in capital reserves, retained profits and the cash inflows from its business activities. Therefore, liquidity risk is managed prudently to ensure the regular functioning of the Fund’s core activities at reasonable cost. The Fund short-term liquidity buffer is composed of cash to provide the liquidity needed to meet its commitments under stress conditions. This cushion is calibrated to withstand periods of liquidity stress. EIF long-term liquidity buffer is composed of the short-term liquidity buffer (i.e. cash) and the liquidation value of the EIF long-term treasury portfolio (i.e. the stock of Liquid Assets). The EIF long-term treasury portfolio is managed in such a way as to ensure an adequate level of liquidity to meet foreseeable disbursements, protect the value of the funds and earn a reasonable return. Liquidity risk measurement The table hereafter analyses the assets and liabilities of the Group by maturity on the basis of the period remaining between the balance sheet date and the contractual maturity date. Assets and liabilities for which there is no contractual maturity date are classified under "Maturity undefined." 153

Liquidity risk (in EUR million)

Maturity at 31 December 2024	3 months or less	More than 3 months to 1 year	More than 1 year to 5 years	More than 5 years	Maturity undefined	Total 2024
Assets:						
Cash in hand, balances with central banks and post office banks	105	0	0	0	0	**105**
Treasury bills and other bills eligible for refinancing with central banks	778	14,738	13,052	9,546	0	**38,114**
Other loans and advances:						
- Repayable on demand	1,660	0	0	0	0	**1,660**
- Credit institutions	40,119	0	0	0	0	**40,119**
- Customers	235	0	0	0	0	**235**
	42,014	0	0	0	0	**42,014**
Loans:						
- Credit institutions	4,241	10,178	34,281	40,721	70	**89,491**
- Customers	6,408	23,146	118,190	197,959	453	**346,156**
	10,649	33,324	152,471	238,680	523	**435,647**
Debt securities including fixed-income securities	122	903	5,502	5,049	0	**11,576**
Shares, other variable-yield securities and participating interests	0	0	0	0	12,702	**12,702**
Other	1,019	1,304	4,311	2,659	10,259	**19,552**
Total assets	**54,687**	**50,269**	**175,336**	**255,934**	**23,484**	**559,710**
Liabilities:						
Amounts owed to credit institutions	858	0	0	0	0	**858**
Amounts owed to customers	3,211	0	0	0	0	**3,211**
Debts evidenced by certificates	26,336	60,770	178,514	177,232	0	**442,852**
Subscribed capital, reserves, profit and minority interest	0	0	0	0	86,245	**86,245**
Other	411	980	3,829	2,613	18,711	**26,544**
Total liabilities	**30,816**	**61,750**	**182,343**	**179,845**	**104,956**	**559,710**

Some of the borrowings and associated swaps include early termination triggers or call options granted to the hedging swap counterparties and the Bank as well has the right to call the related bonds before maturity. If the Bank were to exercise all the call options on its bonds at their next contractual exercise date, cumulated early redemptions for the period 2025-2027 would amount to EUR 2.2 billion.

Liquidity risk (in EUR million)

Maturity at 31 December 2023	3 months or less	More than 3 months to 1 year	More than 1 year to 5 years	More than 5 years	Maturity undefined	Total 2023
Assets:						
Cash in hand, balances with central banks and post office banks	210	0	0	0	0	**210**
Treasury bills and other bills eligible for refinancing with central banks	9,286	9,581	10,590	7,556	0	**37,013**
Other loans and advances:						
- Repayable on demand	1,146	0	0	0	0	**1,146**
- Credit institutions	42,646	2,880	0	0	0	**45,526**
- Customers	56	0	0	0	0	**56**
	43,848	2,880	0	0	0	**46,728**
Loans:						
- Credit institutions	1,979	10,364	38,515	39,619	25	**90,502**
- Customers	4,833	22,973	116,935	189,957	97	**334,795**
	6,812	33,337	155,450	229,576	122	**425,297**
Debt securities including fixed-income securities	169	1,476	4,445	5,811	0	**11,901**
Shares, other variable-yield securities and participating interests	0	0	0	0	11,499	**11,499**
Other	1,163	1,465	3,128	1,443	10,441	**17,640**
Total assets	**61,488**	**48,739**	**173,613**	**244,386**	**22,062**	**550,288**
Liabilities:						
Amounts owed to credit institutions	2,146	0	0	0	0	**2,146**
Amounts owed to customers	2,072	0	0	0	0	**2,072**
Debts evidenced by certificates	26,809	59,167	180,636	168,207	0	**434,819**
Subscribed capital, reserves, profit and minority interest	0	0	0	0	83,141	**83,141**
Other	587	1,644	4,539	2,914	18,426	**28,110**
Total liabilities	**31,614**	**60,811**	**185,175**	**171,121**	**101,567**	**550,288**

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 154

2024 FINANCIAL REPORT 160 52 U.5. Operational Risk As defined in the EIB Group Operational Risk Policy, Operational Risk means the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events11, including, but not limited to, legal risk, model risk or information and communication technology (‘ICT;) risk, but excluding strategic and reputational risk. All Group’s activities may be affected by Operational Risk and therefore the Group aims to systematically identify, assess, monitor and report Operational Risks on a regular basis, and ensure that sufficient controls and risk mitigants are in place to limit the exposure to Operational Risk. The Operational Risk Unit in the EIB Group Risk & Compliance, the EIF Risk Management, and the Internal Controls and Assertion Division in Chief Financial Controller Directorate at the EIB, are responsible for defining the Group Operational Risk Framework and related policies while the responsibility for implementing the Framework lies with all the Departments of the Group. The Group organises its Operational Risk Management activities in compliance with the applicable Best Banking Practice (“BBP”). In terms of reporting, the EIB Group Operational Risk Report is approved by the Group Chief Risk Officer (‘GCRO’) responsible for overall aspects of managing and monitoring Operational Risk and then submitted to the Directors General (‘DGs’), the Management Committee (‘MC’), and the Audit Committee (‘AC’). In addition, losses/gains above EUR 0.25 million are immediately escalated to the President. The Group Risk Appetite Framework (RAF) is formalised in the Group RAF Policy setting the overall guiding principles, processes, roles and responsibilities. The Group RAF takes into account non-financial risks and non-financial risk metrics associated with the various risk categories reported quarterly to the DGs, MC and AC. At the EIF, the Operational Risk Unit within Compliance & Non-financial Risk provides regular reporting to the Audit Board (‘AB’) and the Senior Management. The Group has robust compliance controls, including a dedicated Sanctions Compliance Programme, ensuring that its activities comply with all sanctions applicable to EIB Group. With specific reference to sanctions targeting the Russian invasion of Ukraine, no material impact has been identified on Group’s business activities. The Group is a crucial institution of the European Union, and as such, it is a likely target for cyber-attacks. With the ongoing crisis in Ukraine, the risk of direct and spill-over attacks has increased, and the Group is closely monitoring this risk in collaboration with the Computer Emergency Response Team for the EU institutions, bodies and agencies (‘CERT-EU’). To ensure the security and integrity of its operations, the Group has implemented robust security measures to protect against cyber-attacks. Note V – Derivatives The Bank uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate and foreign currency risks, including exposures arising from committed transactions settling in the future, and as part of its liquidity management. Derivatives are financial instruments, the payoff of which depends on the prices of the underlying assets, interest rates, exchange rates or indices. The Fund does not use derivatives instruments. The majority of the Bank swaps are concluded to hedge borrowings, loans and bond holdings or for the global Assets and Liabilities Management (‘ALM’) position and are therefore of a long-term nature (see Note V.1.). The Bank also enters into short-term currency swap contracts to adjust currency positions in its operational treasury in relation to its benchmark currency, the euro, and to cater for demand for currencies in conjunction with loan disbursements (see Note V.2.). Future contracts (futures) can be used in the context of the treasury activities, to hedge the exposure deriving from some investments in government bonds. Futures are standardised derivatives, traded on regulated markets, and they do not fall within the general policy for counterparty risk measurement and control. V.1. Hedging and asset liability management (‘ALM’derivatives The derivatives used in the context of hedging and ALM hedging activities are: • Currency swaps; • Interest rate swaps; and • Structured swaps. V.1.1. Currency swaps Currency swaps are contracts under which it is agreed to exchange principal and interest payments in one currency against another currency. The Bank enters into currency swaps mainly to hedge its borrowings and loans. The following table shows the maturities of currency swaps (including structured swaps – see Note V.1.3 and excluding short-term currency swaps – see Note V.2.), sub-divided according to their notional amount and fair value. The notional amounts are disclosed off-balance sheet. 11 The definition of external events excludes cases of client bankruptcy or unfavourable market movements or similar events, which represent triggers for Credit and respectively Market Risk. 155

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 161 53 Currency swaps as at 31 December 2024 (in EUR million) 1 year or less More than 1 year and up to 5 years More than 5 years and up to 10 years More than 10 years Total 2024 Notional amount (receivable) 48,402 114,886 45,760 24,077 233,125 Fair value (i.e. net discounted value including CVA, DVA and CollVA)(*) 1,015 2,648 936 157 4,756 Currency swaps as at 31 December 2023 (in EUR million) 1 year or less More than 1 year and up to 5 years More than 5 years and up to 10 years More than 10 years Total 2023 Notional amount (receivable) 48,884 126,706 38,144 25,126 238,860 Fair value (i.e. net discounted value including CVA, DVA and CollVA)(*) 803 13 -619 277 474 (*) Including the fair value of macro-hedging currency swaps which stood at EUR 5,678 million as at 31 December 2024 (2023: EUR 739 million). V.1.2. Interest rate swaps Interest rate swaps are contracts under which, generally, it is agreed to exchange floating-rate interest for fixed-rate interest payments, or floating-rate interest payments linked to different rates (basis swaps), in the same currency. Interest rate swaps enable the Bank to hedge the interest rate risk of its borrowings, loans and bond holdings, and modify the interest rate structure of the balance sheet. The following table shows the maturities of interest rate swaps (including structured swaps – see Note V.1.3 and including synthetic swaps, whereby interest computed in a foreign currency is synthetically converted to EUR), sub-divided according to their notional amount and fair value. The notional amounts are disclosed off-balance sheet. Interest rate swaps as at 31 December 2024 (in EUR million) 1 year or less More than 1 year and up to 5 years More than 5 years and up to 10 years More than 10 years Total 2024 Notional amount 113,801 229,664 164,221 148,107 655,793 Fair value (i.e. net discounted value including CVA, DVA and CollVA)(*) 81 -1,274 -2,889 189 -3,893 Interest rate swaps as at 31 December 2023 (in EUR million) 1 year or less More than 1 year and up to 5 years More than 5 years and up to 10 years More than 10 years Total 2023 Notional amount 86,963 225,450 146,702 139,543 598,658 Fair value (i.e. net discounted value including CVA, DVA and CollVA)(*) -410 -1,021 -3,551 -106 -5,088 (*) Including the fair value of macro-hedging interest rate swaps which stood at EUR -59 million as at 31 December 2024 (2023: EUR -289 million). V.1.3. Structured swaps The Bank enters into borrowing contracts and loans encompassing options on interest rates, exchange rates, inflation rates and stock indices. Such structured borrowings and loans are entirely covered by swap contracts to hedge the corresponding market risk. The table below further details the number, fair value and notional amounts of structured swaps: Structured swaps as at 31 December Early termination embedded Structured coupon 2024 2023 2024 2023 Number of transactions 102 109 128 153 Notional amount (in EUR million) 4,813 4,103 7,350 9,236 Fair value (i.e. net discounted value including CVA, DVA and CollVA) (in EUR million) -499 -459 -1,911 -2,231 156

The fair value of structured swap transactions is computed using option pricing models, calibrated to available market prices of options. For a portion of derivative transactions, internal estimates and assumptions might be used in the valuation techniques when the market inputs are not directly available.

All option contracts embedded in, or linked with, borrowings are negotiated over the counter.

V.1.4. Derivatives credit risk mitigation policy

The credit risk policy for derivative transactions is based on the definition of eligibility conditions and rating-related limits for swap counterparts. To reduce credit exposures, the Bank has signed Credit Support Annexes with most of its active swap counterparts and receives collaterals when the exposure exceeds certain contractually defined thresholds.

The credit risk with respect to derivatives lies in the loss that the Bank would incur if the counterparty is unable to honour its contractual obligations.

In view of the special nature and complexity of the derivatives transactions, a series of procedures has been put in place to safeguard the Bank against losses arising from the use of such instruments.

- **Contractual framework:**

All of the Bank's derivative transactions are concluded in the contractual framework of ISDA Swap Agreements and where applicable Credit Support Annexes, which specify the conditions of exposure collateralisation. These are generally accepted and practiced contract types. Minimum conditions for new agreements are specified in the risk guidelines.

- **Counterparty selection:**

The minimum rating at the outset is set in the risk guidelines at A3. The EIB has in most cases the right of early termination if the counterparty rating drops below a certain level.

- **Collateralisation:**

  - Exposures (in some cases subject to thresholds) are collateralised by cash and bonds.
  - Certain transactions are collateralised above the current market value.
  - Both the derivatives portfolio with individual counterparties and the collateral received are regularly monitored and valued, with a subsequent call for additional collateral or release.

As part of the ISDA agreements, the Bank has received securities and cash that it is allowed to sell or repledge. The fair value of the securities accepted under these terms amounts to EUR 5,548 million as at 31 December 2024 (2023: EUR 4,708 million), with the following composition, detailed based on the nature of the collateral and based on Moody's equivalent rating:

	Swap collateral (in EUR million)			
	Bonds			
Moody's equivalent rating	Government	Agency, supranational, covered bonds	Cash	**Total 2024**
Aaa	162	462	0	**624**
Aa1 to Aa3	2,238	0	0	**2,238**
A1 to A3	5	0	0	**5**
Baa1 to Baa3	1,965	0	0	**1,965**
Non-Rated	0	0	716	**716**
Total 2024	**4,370**	**462**	**716**	**5,548**

	Swap collateral (in EUR million)			
	Bonds			
Moody's equivalent rating	Government	Agency, supranational, covered bonds	Cash	**Total 2023**
Aaa	12	438	0	**450**
Aa1 to Aa3	997	0	0	**997**
A1 to A3	3	0	0	**3**
Baa1 to Baa3	2,166	0	0	**2,166**
Non-Rated	0	0	1,092	**1,092**
Total 2023	**3,178**	**438**	**1,092**	**4,708**

The Bank has implemented the usage of an IT system, the Collateral management system ('CMS'). The key objective of the CMS is to ensure that the Bank is capable to utilise for repos a real-time inventory of assets and collateral accepted in secured markets. Securities received as collateral for loans, derivatives and reverse repos, repos are valued in CMS on a daily basis, by using prices quoted in active markets, supplied by a Market Price Service Provider (i.e. Bloomberg) or, if quoted prices are not available, by using market-based valuations.

157 **2024** FINANCIAL REPORT

• **Credit risk measurement for derivatives:**

The credit risk associated with derivatives varies according to a number of factors (such as interest and exchange rates) and generally corresponds to only a small portion of their notional value.

The Bank, for internal purposes, measures the credit risk exposure related to swaps and derivatives transactions using the Current Unsecured Exposure and the Potential Future Exposure for reporting and limit monitoring. It uses the Standardised Approach for Counterparty Credit Risk ('SA-CCR') for regulatory capital allocation according to the Capital Requirements Regulation ('CRR').

The Bank computes the Current Unsecured Exposure, which is the larger of zero and the market value of the portfolio of transactions within the netting set with a counterparty, less the value of collateral received. It is the amount that would be lost upon the default of the counterparty, using the received collateral and assuming no recovery on the value of those transactions in bankruptcy as well as immediate replacement of the swap counterparty for all the transactions. As at 31 December 2024, the current unsecured exposure stood at EUR 255 million (EUR 128 million as at 31 December 2023).

Additionally, the Bank computes the Potential Future Exposure, which takes into account the possible increase in the netting set's exposure over the margin period of risk of 20 business days. The EIB computes the Potential Future Exposure at 90% confidence level using stressed market parameters to arrive at conservative estimates. This is in line with the recommendations issued by regulators to take into consideration the conditions that will prevail in case of default of an important market participant.

• **Limits:**

The limit system for banks covers the Potential Future Exposure in 3 time buckets (under 1 year, between 1 and 5 years and over 5 years) and in 2 rating scenarios (current and downgrade below A3).

The derivatives portfolio is valued and compared against limits on a daily basis.

The following table provides a breakdown of counterparties by internal rating.

Grouped ratings	**Percentage of nominal**		**Current Unsecured Exposure** (in EUR million)	
Moody's equivalent rating	**2024**	**2023**	**2024**	**2023**
Aaa	0.42%	0.40%	0	0
Aa1 to Aa3	38.13%	14.39%	172	0
A1 to A3	60.74%	83.24%	80	71
Below A3	0.71%	1.97%	3	57
Total	**100.00%**	**100.00%**	**255**	**128**

V.2. As part of the treasury management

Long-term futures are also used by the Bank to adjust the interest rate exposure of its SLP bond portfolio. The notional amount of long-term futures stood at EUR 33,352 million at 31 December 2024 (2023: EUR 21,312 million), with a EUR -14 million fair value (2023: EUR -26 million).

The Bank also enters into short-term currency swap contracts to adjust currency positions in its operational treasury portfolios relative to its benchmark currency, the euro, and to cater for demand for currencies in conjunction with loan disbursements.

The notional amount of short-term currency swaps receivable stood at EUR 19,688 million at 31 December 2024 (2023: EUR 26,212 million). The fair value of these contracts was EUR 184 million at 31 December 2024 (2023: EUR -338 million).

The notional amount of short-term currency forwards was nil at 31 December 2024 (2023: EUR 127 million). The fair value of these contracts was nil at 31 December 2024 (2023: EUR 0 million).

The EIF does not use derivatives as part of treasury management activities.

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 158

2024 FINANCIAL REPORT 164 56 Note W – Conversion rates The following conversion rates were used for drawing up the balance sheets as at 31 December 2024 and 2023: 31.12.2024 31.12.2023 Non-euro currencies of EU member states Bulgarian Lev (BGN) 1.9558 1.9558 Czech Koruna (CZK) 25.1850 24.7240 Danish Krone (DKK) 7.4578 7.4529 Hungarian Forint (HUF) 411.3500 382.8000 Polish Zloty (PLN) 4.2750 4.3395 Romanian Leu (RON) 4.9743 4.9756 Swedish Krona (SEK) 11.4590 11.0960 Non-EU currencies Armenian Dram (AMD) 410.4300 446.8700 Australian Dollar (AUD) 1.6772 1.6263 Azerbaijani Manat (AZN) 1.7587 1.8762 Brazilian Real (BRL) 6.4253 5.3618 Canadian Dollar (CAD) 1.4948 1.4642 Swiss Franc (CHF) 0.9412 0.9260 Chinese Renminbi (CNY) 7.5833 7.8509 Colombian Peso (COP) 4,567.4700 4,286.2500 Dominican Peso (DOP) 63.0861 64.0779 Egyptian Pound (EGP) 52.6893 34.1970 Ethiopian Birr (ETB) 130.4620 61.9830 Pound Sterling (GBP) 0.8292 0.8691 Georgian Lari (GEL) 2.8845 2.9486 Hong Kong Dollar (HKD) 8.0686 8.6314 Indian Rupees (INR) 88.9335 91.9045 Jordanian Dinar (JOD) 0.7355 0.7845 Japanese Yen (JPY) 163.0600 156.3300 Kenyan Shilling (KES) 133.6900 173.2000 Kazakhstani Tenge (KZT) 544.3200 501.9600 Moroccan Dirham (MAD) 10.4987 10.9113 Moldovan Leu (MDL) 18.9700 19.0900 Mexican Peso (MXN) 21.5504 18.7231 Norwegian Krone (NOK) 11.7950 11.2405 New Zealand Dollar (NZD) 1.8532 1.7504 Serbian Dinars (RSD) 116.8300 117.1600 Russian Ruble (RUB) 113.8719 99.6831 Tunisia Dinar (TND) 3.3039 3.3866 Turkish Lira (TRY) 36.7372 32.6531 Tanzanian Shilling (TZS) 2,490.2400 2,772.5300 Ukraine Hryvnia (UAH) 43.5377 42.1175 Ugandan Shilling (UGX) 3,812.0000 4,178.0000 United States Dollar (USD) 1.0389 1.1050 Central African CFA Franc (XAF) 655.9570 655.9570 West African CFA Franc (XOF) 655.9570 655.9570 South African Rand (ZAR) 19.6188 20.3477 159

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 164 56 Note W – Conversion rates The following conversion rates were used for drawing up the balance sheets as at 31 December 2024 and 2023: 31.12.2024 31.12.2023 Non-euro currencies of EU member states Bulgarian Lev (BGN) 1.9558 1.9558 Czech Koruna (CZK) 25.1850 24.7240 Danish Krone (DKK) 7.4578 7.4529 Hungarian Forint (HUF) 411.3500 382.8000 Polish Zloty (PLN) 4.2750 4.3395 Romanian Leu (RON) 4.9743 4.9756 Swedish Krona (SEK) 11.4590 11.0960 Non-EU currencies Armenian Dram (AMD) 410.4300 446.8700 Australian Dollar (AUD) 1.6772 1.6263 Azerbaijani Manat (AZN) 1.7587 1.8762 Brazilian Real (BRL) 6.4253 5.3618 Canadian Dollar (CAD) 1.4948 1.4642 Swiss Franc (CHF) 0.9412 0.9260 Chinese Renminbi (CNY) 7.5833 7.8509 Colombian Peso (COP) 4,567.4700 4,286.2500 Dominican Peso (DOP) 63.0861 64.0779 Egyptian Pound (EGP) 52.6893 34.1970 Ethiopian Birr (ETB) 130.4620 61.9830 Pound Sterling (GBP) 0.8292 0.8691 Georgian Lari (GEL) 2.8845 2.9486 Hong Kong Dollar (HKD) 8.0686 8.6314 Indian Rupees (INR) 88.9335 91.9045 Jordanian Dinar (JOD) 0.7355 0.7845 Japanese Yen (JPY) 163.0600 156.3300 Kenyan Shilling (KES) 133.6900 173.2000 Kazakhstani Tenge (KZT) 544.3200 501.9600 Moroccan Dirham (MAD) 10.4987 10.9113 Moldovan Leu (MDL) 18.9700 19.0900 Mexican Peso (MXN) 21.5504 18.7231 Norwegian Krone (NOK) 11.7950 11.2405 New Zealand Dollar (NZD) 1.8532 1.7504 Serbian Dinars (RSD) 116.8300 117.1600 Russian Ruble (RUB) 113.8719 99.6831 Tunisia Dinar (TND) 3.3039 3.3866 Turkish Lira (TRY) 36.7372 32.6531 Tanzanian Shilling (TZS) 2,490.2400 2,772.5300 Ukraine Hryvnia (UAH) 43.5377 42.1175 Ugandan Shilling (UGX) 3,812.0000 4,178.0000 United States Dollar (USD) 1.0389 1.1050 Central African CFA Franc (XAF) 655.9570 655.9570 West African CFA Franc (XOF) 655.9570 655.9570 South African Rand (ZAR) 19.6188 20.3477 EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 165 57 Note X – Related party transactions (in EUR ’000) X.1. Participating interests The amounts included in the consolidated financial statements concerning participating interests are disclosed as follows: 31.12.2024 31.12.2023 Participating interests 540,637 493,709 Value (re-)adjustments in respect of transferable securities held as financial fixed assets and participating interests -10,412 -1,534 Participating interests - uncalled 694,924 832,648 X.2. Key Management Personnel The Group has identified members of the Board of Directors, the Audit Committee, the Management Committee, the GCRO and the Directors General heading the different EIB organisational directorates, as well as the head of Internal Audit independent department, as key management personnel. Key management personnel compensation for the relevant reporting periods, included within “General administrative expenses” (Note R), is disclosed in the following table: 2024 2023 Short-term benefits(1) 12,104 11,203 Post-employment benefits(2) 1,028 912 Termination benefits 398 556 Total 13,530 12,671 (1) Short-term employee benefits comprise salaries and allowances, bonuses and social security contributions of the Management Committee, the GRCO, Directors General and other Directors, and benefits paid to the members of the Board of Directors and the Audit Committee. (2) Post-employment benefits comprise pensions and expenses for post-employment health insurance paid to members of the Management Committee, the GRCO, the Directors General and other Directors. There were neither advances or credit granted to key management personnel, nor commitments entered into on their behalf by way of guarantee of any kind. Open balances with key management personnel as at 31 December 2024 comprise the compulsory and optional supplementary pension plan and health insurance scheme liabilities, and payments outstanding as at the year-end: 31.12.2024 31.12.2023 Pension plans and health insurance (Note L) 92,979 98,205 Other liabilities (Note G) 18,609 17,628 Note Y – Post balance sheet events There have been no material events after the balance sheet date that would require adjustment of, or disclosure in, the consolidated Financial Statements as at 31 December 2024. 160

2024 FINANCIAL REPORT 166 58 Note Z – Management of third party funds Z.1. Innovation Fund The Innovation Fund is established by Article 10a(8) of Directive 2003/87/EC to support across all Member States innovation in low-carbon technologies and processes, including environmentally safe carbon capture and utilisation ('CCU') that contributes substantially to mitigating climate change, as well as products substituting carbon intensive ones produced and to help stimulate the construction and operation of projects that aim at the environmentally safe capture and geological storage ('CCS') of CO2, as well as of innovative renewable energy and energy storage technologies. The EIB prepares separate financial statements for Innovation Fund. Z.2. Modernisation Fund The Modernisation Fund, set up under Article 10d of the revised EU Emissions Trading System (‘ETS’) Directive, aims to modernise energy systems and improve energy efficiency of 13 EU beneficiary Member States (‘MS’): Bulgaria, Czech Republic, Croatia, Estonia, Greece, Hungary, Latvia, Lithuania, Poland, Portugal, Romania, Slovakia and Slovenia. The Modernisation fund supports investments in generation and use of energy from renewable sources, energy efficiency, energy storage, modernisation of energy networks, including district heating, pipelines and grids, redeployment, re-skilling and upskilling workers, education, job-seeking initiatives and start-ups. The EIB prepares separate financial statements for Modernisation Fund. Z.3. Investment Facility - Cotonou The Investment Facility, which is managed by the EIB, has been established under Cotonou Agreement on cooperation and development between the African, Caribbean and Pacific Group of States and the European Union and its Member States on 23 June 2000 and subsequently revised. The EIB prepares separate financial statements for Investment Facility. Z.4. InnovFin - EU Finance for Innovators (‘InnovFin’ The InnovFin is a joint initiative between the EIB, the EIF and the European Commission under the new EU research programme for 2014-2020 (‘Horizon 2020’). On 11 December 2013, Regulation (EU) No. 1291/2013 of the European Parliament and the Council establishing Horizon 2020 – the Framework Programme for Research and Innovation (2014-2020) and repealing Decision No. 1982/2006/EC (‘Horizon 2020 Regulation’) was adopted. On 12 June 2014, the European Commission, the EIB and the EIF signed a Delegation Agreement establishing the financial instrument InnovFin. InnovFin consists of a series of integrated and complementary financing tools and advisory services offered by the EIB Group, covering the entire value chain of research and innovation (‘R&I’) to support investments from the smallest to the largest enterprise. The EIB prepares separate financial statements for InnovFin. Z.5. Recovery and Resilience Facility Financial Instruments (‘RRF-FI’ EIB manages and invests RRF resources on behalf of the respective EU Member States according to an investment strategy and business plan agreed in a funding agreement between the EIB and the mandator. Furthermore, the EIB performs fund administration tasks (including monitoring, reporting, treasury management). If requested by the EU Member States, the mandate can also embed the Bank’s advisory support. RRF-FI can be deployed under three implementation modalities: (i) direct implementation, where EIB directly selects and appraises underlying operations, (ii) indirect implementation through a financial intermediary, and (iii) blending. RRF Equity Cyprus RRF Equity Cyprus is the first equity mandate signed between the EIF and the Republic of Cyprus. The mandate is structured as a direct award of EUR 30 million to the EIF, financed by the National Recovery and Resilience Plan of Cyprus (EUR 20 million) and reflows from the JEREMIE programme of the 2007-2013 PP. The mandate foresees the deployment of a generalist VC fund targeting innovative enterprises and start-ups in their (pre-) seed and early stages of development. This will be the first VC fund deployed in the country with the support of public resources. RRF Equity Bulgaria The RRF Equity Bulgaria mandate is structured as a direct award of EUR 180 million to the EIF under the National Recovery and Resilience Plan of Bulgaria, in connection with the country's Recovery and Resilience Facility established by Regulation (EU) 2021/241. Equity financing will be provided to support investments under three windows, namely: - Equity instruments for Growth (initial budget allocation of up to EUR 75 million) - Equity instruments for Innovation (initial budget allocation of up to EUR 75 million) - Equity instruments for climate neutrality and digital transformation investments (initial budget allocation of up to EUR 30 million) The mandate will contribute in alleviating the negative impacts of the pandemic from the Bulgarian market in general and more risky undertakings, in particular, by providing equity financing to TT projects, SMEs and mid-caps that will be used to foster innovation and help the transition to the knowledge economy; it will also finance equity investments (e.g. infrastructure projects) supporting climate neutrality and digital transformation. RRF Czech Republic Also called the RRF Czech Republic Fund of Funds (RRFCZ FoF), the mandate represents an RRF-funded programme with an initial funding of EUR 55 million to be deployed in three specialised venture capital funds focused on investments in mainly Czech start-ups developing strategic digital technologies – a pre-seed co-investment fund, a fintech/blockchain fund and a university AI TT fund. The available funding will be increased 161

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 167 59 by additional EUR 80 million in 2024 for commitments to additional funds with broader strategies, aiming to support additional sectors considered to be of strategic importance to the Czech Republic. RRF Bulgaria debt The Bulgarian government has earmarked in the Recovery and Resilience Plan (“RRP”) a total amount of EUR 150 million for the deployment by the EIF of two portfolio guarantee instruments, both based on the eligibility criteria of the relevant InvestEU EU-Compartment (“EU-C”) instruments, namely: (i) EUR 75 million of RRP resources for the Sustainability Guarantee; and (ii) EUR 75 million of RRP resources for the SME Competitiveness Guarantee. The Contribution Agreement was signed in November 2022, and the InvestEU Guarantee Agreement Amendment including the and MS-C Schedule for Bulgaria was signed on 10 August 2023. The mandate, via the SME Competitiveness Guarantee, would ultimately contribute to strengthening the resilience, increase productivity and support sustainable growth of the Bulgarian companies. In addition, for 50% of the mandate resources, the Sustainability Guarantee aims to address Bulgaria’s current challenges in supporting investments in the energy efficiency and renewable energy sectors, contributing to the green and sustainable transformation of the local economy and to the achievement of the climate targets. RRF Romania debt The EIF was approached by the Romanian government in February 2021 for implementation of financial instruments under RRF. After the Mandate AA approval at PMC, based on the feedback received from the EC, it was decided to approach the debt component as an InvestEU MS-C contribution and the equity component as a direct award. The InvestEU Guarantee Agreement Amendment including the MS-C applicable framework and MS-C Schedule for Romania was signed on 23 May 2023. The mandate, via the Competitiveness Guarantee, would ultimately contribute to strengthening the resilience, increase productivity and competitiveness of the Romanian companies. In addition, for 40% of the mandate RRF resources, the Sustainability Guarantee aims to address Romania’s current challenges in supporting investments in the energy efficiency and renewable energy sectors, contributing to the green and sustainable transformation of the local economy and to the achievement of the climate targets. RRF Greece The Greek government contributed EUR 400 million with the EIF as Implementing Partner in the context of an overall contribution of EUR 500 million to the MS Compartment of InvestEU. The EIF and the EIB had liaised with the Ministry of Finance and proposed standard guarantees employed under the EU compartment of InvestEU. The MS has selected the Sustainability, SME Competitiveness and Innovation / Digitalisation. Z.6. InvestEU On 7 March 2022 the EU, the EIB and the EIF signed a Guarantee Agreement establishing the EU guarantee under the InvestEU. The InvestEU programme aims to give an additional boost to sustainable investment, innovation, social inclusion and job creation in Europe. The InvestEU is expected to stimulate public and private investments by using a EUR 26.2 billion EU budgetary guarantee, 75% of this EU budgetary guarantee being granted separately to the EIB and the EIF. On 1 April 2022, all operations in the EFSI Debt Standard Portfolio and in the EFSI Hybrid Portfolio were transferred to the InvestEU. These operations which were originally guaranteed under the EFSI Agreement, are defined as the ‘Pre-2021 Operations’. The EIB prepares separate financial statements for InvestEU. Finland Climate Action Guarantee The EIF was approached by the Finnish government in March 2021 to implement a financial instrument focused on green transitioning. The contribution from Finland is made via InvestEU. The Contribution Agreement was signed in September 2022, while the InvestEU Guarantee Amendment including the MS-C Schedule for Finland was signed on 10th August 2023. The Finland Climate Action Guarantee aims to address Finland’s current challenges in supporting investments in the energy efficiency and renewable energy sectors. The Finland Climate Action Guarantee will facilitate access to finance for clean and efficient production and use of energy, sustainable and efficient infrastructure as well as research and innovation of low carbon solutions, ultimately contributing to the green and sustainable transformation of the local economy and to the achievement of the climate targets. EDF Top-Up (European Defence Fund) A top-up to the InvestEU Mandate supporting the Target Area of Defence under the Enabling Sectors sub-product. EUR 100 million received in tranches from the European Defence Fund, which – when combined with EIF own resources – results in c. EUR 175 million of investment capacity. Operations to support funds with strategies that include solutions and technologies with dual-use potential that will accelerate the evolution of Europe’s technological and industrial base in the area of defence. InvestEU Climate Mitigation Following the signature of the 3rd IEU amendment, a new uncapped portfolio is envisaged with top-up commitments from an existing (SIW) window, designed to deploy a specific component of the sustainability guarantee product of InvestEU. Spain Recovery and Resilience Facility - Alternative Lending for Sustainable Development. The mandate envisages up to EUR 400 million to be invested via Private Credit funds. Such alternative lenders are typically not eligible to work with other implementing partners under the Spanish Recovery and Resilience Program. Spain Recovery and Resilience Facility - Member State Compartment. The EIF’s intervention is sought for the support of Spanish businesses through i) up to EUR 600 million (EUR 500 million Recovery and Resilience Facility resources and up to EUR 100 million national resources for : 1) contribution to the InvestEU MS-C to cover existing EIF thematic portfolio guarantee products; and 2) a EUR 400 million contribution to a Senior Private Credit Instrument (the “SPC Instrument”) to support loan funds. 162

2024 FINANCIAL REPORT 168 60 Z.7. NER300 The EIB supports the European Commission as an agent in the implementation of the NER 300 initiative - a funding programme for carbon capture and storage demonstration projects and innovative renewable energy technologies. The Facility covers two activities which are i) the monetisation of EU Allowance Units (‘EUAs’) and ii) the management and disbursement of cash received via the EUA monetisation activity. The EIB prepares separate financial statements for NER300. Z.8. Connecting Europe Facility (‘CEF’) The Connecting Europe Facility (‘CEF’) is a joint agreement between the EIB and the European Commission which aims to provide union financial assistance to trans-European networks to support projects of common interest in the sectors of transport, telecommunications and energy infrastructures. The Commission entrusted EIB with the implementation and management of the debt instrument under the CEF, which ensures continuity of the Loan Guarantee Instrument for TEN-T Projects (‘LGTT’) and to the Pilot phase of Project Bond Initiative (‘PBI’). The LGTT and PBI were merged under the CEF on 1 January 2016. The CEF Delegation Agreement foresees an updated and common risk sharing arrangement. The EIB prepares separate financial statements for CEF. Z.9. Partnership Platform for Funds (‘PPF’) The PPF is an EIB-managed multi-region, multi-contributor and multi-sector Platform incorporating multiple funds. It was established considering the need to increase financial flows for sustainable development and building on the successful experience of the European Investment Bank. The funds under the PPF implemented in accordance with the Platform Rules. The EIB prepares a separate combined financial report for PPF. Z.10. Pan-European Guarantee Fund (‘EGF‘) EGF was endorsed by the European Council on 23 April 2020 as part of the overall EU COVID-19 response package. 22 Member States confirmed their participation with an overall guarantee of 24.4 billion euro, while only entities in participating countries are eligible for support. The EGF is designed to finance high-risk operations and final beneficiaries that would meet financial intermediaries’ requirements for commercial financing but are struggling due to the economic impact of the COVID-19 pandemic. For this reason, the focus of the EGF is small and medium-sized enterprises (‘SMEs’), which will benefit from at least 65% of the EGF-supported financing. The EGF is jointly implemented by EIB and EIF, each responsible for approximately half of the amount and with a different product mix. While EIF envisaged capped and uncapped portfolio guarantees and indirect equity-type investments (funds), on EIB side, the deployed products are linked risk sharing, venture debt and synthetic Asset Based Securities. The EIB prepares separate financial statements for EGF. Z.11. European Structural Investment Fund (‘ESIF’) Under the European Structural Investment Fund (‘ESIF’), Member States appointed the EIF to manage ESIF funds as Holding Fund manager since November 2015. The ESIF initiative is aimed at promoting SME access to finance and financial engineering products, such as private equity funds, guarantee funds and loan funds. The EIF is currently managing 19 ESIF Funding Agreements signed with Member States and regions: Basse-Normandie and Languedoc-Roussillon. The EIF prepares separate financial statements for ESIF. European Structural and Investment Funds – Croatia 2 Also called the Croatian Venture Capital Initiative 2 (CVCi 2), the mandate represents a successor equity programme to the CVCi (ESIF Croatia, signed in 2018), for the new 2021-2027 programming period. Continuing the strategy of the original programme, under the larger CVCi 2 the EIF will deploy up to EUR 80 million (more than double the funding available under the CVCi) in venture capital and acceleration funds investing in Croatian start-ups, and will also encourage the fund managers to consider allocations towards investments aligned with the EIF’s climate action and environmental sustainability criteria. EAFRD - FOSTER II – Occitanie Région Occitanie has approached the EIF to establish a 3rd generation of decentralised financial instruments using structural funds (ex ante done by EIB). The EIF will manage a holding fund of EUR 33.3 million, composed of one scalable underlying type of products: (1) capped portfolio guarantees (targeting the agricultural sector). European Regional Development Fund (‘ERDF’) - FOSTER II – Occitanie Région Occitanie has approached the EIF to establish a 3rd generation of decentralised financial instruments using structural funds (ex ante done by EIB). The EIF will manage a holding fund of EUR 70 million composed of two scalable underlying type of products: (1) capped portfolio guarantees (SMEs); and (2) funded risk sharing products (innovation and social enterprises). European Structural and Investment Fund - Normandie – EAFRD Région Normandie approached the EIF to replicate its regional Financial Instruments targeting the agri-sector and implemented in France since 2016. The EIF will manage a holding fund of EUR 35 million made up of an underlying financial instrument in the form of a capped portfolio guarantee with an agri focus. European Structural Investment Fund - Auvergne Rhône-Alpes – EAFRD Région Auvergne Rhône-Alpes approached the EIF to replicate its regional Financial Instruments targeting the agri-sector and implemented in France since 2016. The EIF will manage a holding fund of EUR 40 million made up of an underlying financial instrument in the form of a capped portfolio guarantee with an agri focus. 163

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 169 61 FAIRE - FRR II – ERDF Région Réunion has approached the EIF to establish a second generation of decentralized financial instruments using structural funds. Ex ante assessment carried out by EIB. The EIF will manage a holding fund of EUR 50 million, composed of scalable underlying type of products: (1) funded risk sharing product and (2) equity co-investment. Structural Funds equity (sectoral) - Greece The Greek Ministry of Development and Investments has confirmed its intention to entrust via a direct award to the EIF a mandate financed by the Structural Funds of the new Programming Period (2021 – 2027) for the deployment of an equity, sector specific, platform in Greece. The mandate budget foreseen is up to EUR 200 million and will target two currently underserved sectors of the economy, namely Life Sciences (up to EUR 180 million subject to market interest) and Impact investing (EUR 20 million as a pilot). Innovation Romania Holding Fund Romania allocated to EIF resources from its Competitiveness and Innovation Operational Programme 2021-2027 (POCIDIF), additionally co-financed from ERDF, for a mandate focused on equity instruments for innovation. Previous name: ESIF Innovation Romania. Z.12. Trust accounts with ETCI The ETCI initiative was launched on 13 February 2023 with EIB Group resources (EUR 400 million from the EIB and EUR 100 million from the EIF) alongside contributions from Germany, France, Spain, Italy, Belgium and the Netherlands. With EUR 3.25 billion in capital committed, it seeks to tackle the scale-up gap in Europe, by investing in large-scale venture capital funds, which will in turn provide growth financing to European tech champions in their late-stage growth phase. ETCI therefore plays a key role in securing Europe’s strategic autonomy, ensuring the most promising technology companies, that were born in Europe, can find in Europe the capital they need for their upscaling development. Z.13. COSME LGF & EFG To address the difficulties in access to finance for SMEs, COSME establishes the Loan Guarantee Facility (‘LGF’) and the Equity For Growth (‘EFG’). The LGF and the EFG aim to improve access to finance for SMEs in the form of debt and equity respectively. The Financial Instruments also include the mechanism of the EU Contribution under the SME Initiative. The EFG has been structured in the form of an equity financial instrument supporting Union enterprises growth and Research Innovation. The LGF has been structured in the form of a direct and indirect guarantee financial instrument. The objective of LGF is to contribute to the reduction of the structural shortcoming of the SME financing market and to support the creation of a more diversified SME finance market. Through direct and indirect guarantee, LGF aims to guarantee debt financing which addresses the particular difficulties that viable SMEs face in accessing finance. Furthermore, by guaranteeing the mezzanine tranche of eligible and transparent securitisation transactions, LGF aims to provide new avenues of financing for SMEs. The EIF prepares separate financial statements for COSME LGF & EFG. Z.14. SME Initiative Italy During 2016, in the context of the SME Initiative, the EIF and the Managing Authorities of Finland, Bulgaria, Romania and Italy entered into four separate Funding Agreements in respect of the implementation and management of a dedicated window, which shall be implemented in connection with a specific allocation under Horizon 2020 Financial Instruments dedicated to Finland, Bulgaria, Romania and accordingly in connection with COSME LGF for Italy. These SME Initiatives aim at providing uncapped guarantees in connection with Horizon 2020 for new portfolios of debt finance to eligible SMEs in the respective countries. The EIF prepares separate financial statements for SME Initiative Italy. Z.15. EU-Africa Infrastructure (‘EUAI’) Trust Fund The EUAI Trust Fund has been created under Trust Fund Agreement between the European Commission on behalf of the European Union as the Founding Donor and the EIB as Manager and is also open to Member States of the European Union that subsequently accede to that agreement as Donors. On 9 February 2006, the European Commission and the EIB signed a Memorandum of Understanding to promote jointly the EU-Africa Infrastructure Partnership and, in particular, to establish a supporting EU-Africa Infrastructure Trust Fund. The EIB prepares separate financial statements for EUAI Trust Fund. Z.16. REG This corresponds to three regional mandates. Irish Economic Robustness Investment Platform (‘Irish SMEs’). Irish SMEs is a mandate signed by the Irish government with the EIF to set up an uncapped counter-guarantee with the Irish National Promotional Bank dedicated mainly to medium-term loans and to all SMEs supported by a structure similar to the SME Initiative, with national funds covering the First Loss Piece, EIB Group covering mezzanine (EIB through EFSI) and senior risk (EIB and potentially EIF). Under the French “Investment Plan 2018-2022” (known as the Macron Investment Plan), a window dedicated to agriculture has been set up to mobilise EUR 5 billion of investments in the sector. In this context, the French Ministry of Agriculture has requested the EIF to design a guarantee instrument with the aim of triggering between EUR 750 million and EUR 1.1 billion of new debt financing to French farmers. In light of this, the French Ministry of Agriculture has decided to allocate EUR 60 million for this instrument and has requested the EIF to combine the FMA contribution with an EFSI contribution for an amount up to EUR 45 million. 164

2024 FINANCIAL REPORT 170 62 Prêt Participatif Grand Est is a new financial instrument launched in France as a result of the close collaboration between the Région Grand Est and the EIF. It is an important component of the region’s ambitious recovery program known as “Business Act Region Grand-Est” and it aims to mobilise over EUR 250 million of subordinated loans (prêts participatifs) for local entrepreneurs. This financial instrument is funded by Région Grand Est’s own resources and builds on EIF’s standard model of First Loss Portfolio Guarantee (FLPG) deployed through financial intermediaries. It is expected to: • generate a significant leverage on the regional resources committed to this initiative; • create substantial impact on the market by supporting SMEs, including those impacted by the crisis but still intending to pursue viable projects for their growth; • offer preferential credit conditions for Grand Est based entrepreneurs. Irish Households The Irish Department for the Environment, Climate and Communications signed an agreement on 30 November 2023, entrusting EUR 48 million of National Budget to the EIF to cover the first loss piece of a new guarantee scheme (Home Energy Upgrade Loan Scheme), an 80% uncapped counter-guarantee by the EIB group to the Irish NPI, the Strategic Banking Cooperation of Ireland (SBCI). The objective of the Home Energy Upgrade Loan Scheme is to support the delivery of low-cost finance in the form of reduced interest rates on loans to eligible individuals to fund retrofitting of their properties for energy efficiency and decarbonisation purposes. Initiative Nationale pour l'Agriculture Française (INAF) Under the French “Investment Plan 2018-2022”, a window dedicated to agriculture has been set up to mobilise EUR 5 billion of investments in the sector. In this context, the French Ministry of Agriculture has requested the EIF to design a guarantee instrument with the aim of triggering between EUR 750 million and EUR 1.1 billion of new debt financing for French farmers. Z.17. JEREMIE JEREMIE (The Joint European Resources for Micro to Medium Enterprises) is an initiative of the European Commission’s Directorate General for Regional Policy (DG Regio) and the EIB Group. The EIF prepares separate financial statements for JEREMIE. Z.18. SME Initiative Romania During 2016, in the context of the SME Initiative, the EIF and the Managing Authorities of Finland, Bulgaria, Romania and Italy entered into four separate Funding Agreements in respect of the implementation and management of a dedicated window, which shall be implemented in connection with a specific allocation under Horizon 2020 Financial Instruments dedicated to Finland, Bulgaria, Romania and accordingly in connection with COSME LGF for Italy. These SME Initiatives aim at providing uncapped guarantees in connection with Horizon 2020 for new portfolios of debt finance to eligible SMEs in the respective countries. The EIF prepares separate financial statements for SME Initiative Romania. Z.19. Decentralised Financial Instruments (‘DFIs’) The Decentralised Financial Instruments (‘DFIs’) consists of Fund of Funds (‘FoF’) and Holding Funds (‘HF’) financed by the European Structural and Investment Funds (‘ESIF’) from the Member States Operational Programmes during 2014-2020 and 2021-2027, respectively. The DFI facilitates access to finance for final recipients through the implementation of loans, equity and guarantees, in cooperation with selected Financial Intermediaries. As a fund manager, EIB gathers the funding (contributions) from the Managing Authorities and invests it via Financial Intermediaries, according to investment strategies agreed with the donors. Z.20. ACP Trust Fund - EC Compartment The African, Caribbean and Pacific (‘ACP’) Trust Fund is an action entrusted to EIB for Private Sector Operations and financed from the general budget of the European Union under NDICI based on reflows from the ACP Investment Facility. It contributes to the general objectives of NDICI-Global Europe and it focuses on private sector operations in Eligible Countries characterised by high risk, expected to achieve high impact, such as equity, quasi equity, local currency lending, lending to fragile countries and co-financing with EFSD+ guarantees. It compromises both Financial Instruments and Technical Assistance services. The EIB prepares separate financial statements for ACP Trust Fund. Z.21. European Fund for Strategic Investments (‘EFSI’) On the basis of applicable EFSI Regulations the European Commission and the EIB concluded agreements on the management of the EFSI, on the granting of the EU guarantee (‘EFSI Agreement’) as well as for the implementation of the European Investment Advisory Hub (‘EIAH’). Under the EFSI Agreement, the European Commission is providing an EU guarantee to EIB for projects supported by the EFSI. Assets covering the EU guarantee are directly managed by the European Commission. Projects supported by the EFSI are subject to the normal EIB project cycle and governance. In addition, EFSI has its own dedicated governance structure which has been set in place to ensure that investments made under EFSI remain focused on the specific objective of addressing the market failure in risk-taking which hinders investment in Europe. The EIAH aims to enhance the non-financial support for projects and investments. The EIAH consists of three complementary components: a) a point of entry to a wide range of advisory and technical assistance programmes and initiatives for public and private beneficiaries, b) a cooperation platform to leverage, exchange and disseminate expertise among partner institutions and c) a reinforcement or extension of existing advisory services or creation of new ones to address unmet needs. The EIB prepares separate financial statements for EIAH. 165

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 171 63 EFSI – European Fund Strategic Investment EFSI is an initiative launched jointly by the EIB Group and the European Commission to help overcome the current investment gap in the EU by mobilising private financing for strategic investments. EFSI is a EUR 16 billion guarantee from the EU budget, complemented by an allocation of EUR 5 billion of the EIB’s own capital. EFSI comprises both the Innovation and Infrastructure Window ("IIW") and the SME Window ("SMEW"), to be respectively implemented by the EIB and the EIF. A total amount of EUR 5 billion is initially allocated to the SMEW under EFSI, as follows: (i) up to EUR 2.5 billion to be indirectly backed by the EU Guarantee; and (ii) EUR 2.5 billion to be contributed by the EIB at its own risk to increase the currently existing RCR Mandate. The EFSI Steering Board is entitled to increase the allocation of the EU Guarantee to the SMEW by an additional EUR 0.5 billion (i.e. up to a maximum amount of EUR 3 billion from time to time). EFSI - Private Credit The Programme will comprise two complimentary products, the Cash Investment Product and Investor Guarantee Product. The Cash Investment Product will enable the EIF’s direct investment into eligible DDFs, prioritising first closings. These fund investments will support fund creation and give the EIF the opportunity to provide input on fund governance and investment strategy. The EIF’s direct investment aims at catalysing other fund investors, who take considerable comfort from the EIF’s participation and due diligence. The Investor Guarantee Product will enable the EIF to further support fundraising by partially guaranteeing (up to 50%) the investment made by institutional investors into DDFs where the EIF has already committed to invest. The guarantee product is expected to crowd in investors who are new to this nascent asset class but also encourage larger investments from investors already considering an investment. The Investor Guarantee Product can contribute to scaling up the asset class. EFSI - Combination Product Framework product for combining EFSI resources together with EAFRD national resources to create new financial instruments. Aims to address financing gaps and support specific high priority investment objectives where Member State and EU policy objectives align. Agriculture has initially been prioritised as a sector where SMEs experience a significant financing gap. EFSI - Skills & Education Skills and Education Guarantee Pilot is aiming at enhancing access to finance in the field of education, training and skills in the form of a capped (counter-) guarantee instrument, and it is one of the products to pilot under EFSI 2 in preparation of the next MFF. It will have a broad eligibility covering a wide spectrum of education/training programmes both for students and adulthood learners (may also cover SMEs) and be implemented through various intermediaries. • Category A: Students and Learners; • Category B: Enterprises investing in skills and skills utilisation of their workforce; and • Category C: Organisations supplying education, training, skills and related services (including kindergartens, nursery schools, early childhood services, etc.). EFSI-ESCALAR ESCALAR is a EUR 300 million pilot mandate targeting the financing gap experienced by high growth European companies (scale-ups). ESCALAR invests in funds with an investment focus on scale-ups. ESCALAR will make equity investments in funds, and side vehicles of funds, through a different share class or fund unit to other investors. ESCALAR investments will have different terms to the investments made by other investors, namely a (1) Preference on fund distributions in certain pre-defined downside scenarios, and (2) Subordination, and reduced claim, on investment returns. Z.22. EU for Ukraine Fund (‘EU4U’) The Fund aims at strengthening the project-related part of the EU’s support to Ukraine’s reconstruction and recovery, complementarily to macro-financial support. It seeks to foster economic and social resilience, as well as sustainable infrastructure, in view of revitalising the country’s economy and supporting Ukraine’s efforts to progress on the path to EU accession. The Fund is designed to be a high-risk, high-impact intervention of temporary nature. The EIB prepares separate financial statements for the Fund. Z.23. Special Section The Special Section was set up by the Board of Governors on 27 May 1963. Under a decision taken on 4 August 1977, its purpose was redefined as being that of recording financing operations carried out by the EIB for the account of and under mandate from third parties. It includes the FED, MED/FEMIP and the guarantee component of the European Development Finance Institutions Private Sector Development Facility. Z.24. National Promotional Institutions (‘NPI’) NPI securitisation initiative (‘ENSI’) The EIF and several National Promotional Institutions (‘NPIs’) including KfW, bpifrance, CDP, Malta Development Bank Working Group, IFD, ICO and BBB have launched the EIF-NPI Securitisation Initiative (‘ENSI’), a cooperation and risk sharing platform aiming at providing more funding to SMEs via the capital markets. The objective of this joint cooperation in SME Securitisation transactions is to stimulate the availability of finance to 166

2024 FINANCIAL REPORT 172 SMEs in Europe by revitalising the SME Securitisation market while catalysing resources from the private sector. This reflects the spirit of the European Fund for Strategic Investments aiming to achieve a much wider outreach in support of SMEs. Under this mandate, the EIF is enabled to manage up to EUR 100 million of resources from Cassa Depositi e Prestiti (''CDP''). CDP resources under the Mandate will be deployed through investments in technology transfer funds/platforms alongside 1:1 match funding from the EIF in the form of co-investment, resulting in total resources managed by the EIF under this programme of up to EUR 200 million. NPI equity platform The EIF-NPI Equity Platform is a collaborative initiative launched by the EIF in 2016, which promotes knowledge sharing and best practices between the EIF and national promotional institutions (NPIs) or banks (NPBs) across EU Member States. Its goal is to enhance access to funding for SMEs and midcaps, support the defragmentation of equity markets, and match national, EU and private sources of funding. NPI ICF TT Investment partnership between the EIF and Institut Català de Finances (''ICF'') to commit EUR 30 million of ICF resources into a technology transfer fund focused on investments in technology transfer projects and/or companies linked to Spain’s Catalonia region. Resources from ICF will be matched by at least EUR 15 million of EIF-managed resources. Under this partnership, both the EIF and ICF will invest in the selected technology transfer fund, each acting as Limited Partner investor in its own right. NPI SM – CDP Equity Social Infra Under this partial delegation mandate, the EIF advises and co-invests alongside CDP Real Asset up to EUR 150 million of other EIF-managed resources, mostly InvestEU SIW and SISW. Resources under the Mandate will be deployed through investments in real estate funds focusing on student, senior and social housing. The matching ratio will be 1:1 at portfolio level, resulting in total resources under this programme of up to EUR 300 million. Standardised NPI Mandate – Croatian Bank for Reconstruction and Development II Under this Standardised NPI Mandate, up to EUR 28.3 million RRF resources will be deployed via the Croatian Bank for Reconstruction and Development (''HBOR'') into (a) fund(s) in Croatia with a focus on Climate and Innovation. The deployment of resources will take place alongside match funding from the EIF based on the Partial Delegation approach, resulting in total resources under this programme of up to EUR 56.6 million. Standardised NPI Mandate - Invest NL II The second generation of the Dutch Future Fund (DFF II) will be operated under a different standardised NPI equity umbrella product, through partial delegation. Invest NL is willing to commit EUR 100 million to the further development of the Dutch VC ecosystem, in particular in Deeptech, CA&ES and Social Impact. It is expected that at least 50% of the number of supported teams will be aligned with our GESIP programme. Furthermore a contribution of EUR 20 million from DFF-2 into GIP is explored. Three Sees Initiative Innovation Fund The mandate is a larger successor to the Central European Fund of Funds (CEFoF). It encompasses multi-country fund-of-funds with contributions from CEE NPIs and governments targeting commitments to VC, PE and PC funds managed by investment teams in these same countries focusing on later stage (Series A+) and growth investments in SMEs and small mid-caps. UAB ILTE (NPI Invega) The Mandate’s objective is to develop a senior private credit market as an alternative source of financing for SMEs in Lithuania. The Mandate aims to support investments into senior private credit funds. ERP-EIF Facility Through the ERP-EIF Facility, Germany's government is broadening the supply of equity capital for technology-oriented SMEs. The long-term aim of the instrument is to strengthen the equity capital market and provide incentives to raise additional funds from private or public sector investors. Z.25. Employment and Social Innovation (‘EaSI’) The EaSI Guarantee financial Instrument consists, inter alia, of the EaSI Microfinance Guarantee, which is the successor to the micro-credit guarantees under the European Progress Microfinance facility (“Progress Microfinance”). It will extend the support given to microcredit providers under Progress Microfinance. In addition, the EaSI Guarantee financial Instrument consists of the EaSI Social Entrepreneurship Guarantee, which is a new product, which will facilitate access to finance for social enterprises and support the development of the social investment market. The EIF prepares separate financial statements for EaSI. The Employment and Social Innovation funded instrument ("EaSI Funded Instrument") has been set up as a new sub-fund of the EU Microfinance FCP-FIS. This mandate is the successor of the European Progress Microfinance sub-fund which was launched in 2010 and has a target size of EUR 200 million, blending resources from the European Commission, the EIB and the EIF. EaSI Funded Instrument contributes to the development of the new social entrepreneurship ecosystem whilst at the same time consolidates the EIF's role in the microfinance market. The loan products provided by the EaSI Funded Instrument will address in particular the funding gap for small intermediaries, such as non-banks and small/niche banks (ethical banks for instance), which usually have limited access to deposit funding, as opposed to larger banks which, having access to secured funding for their lending activity, may seek additional risk coverage through guarantee instruments. 167

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 173 65 Z.26. InnovFin SME Guarantee In the context of the “Access to Risk Finance Programme” of Horizon 2020 and specific programme provides for the establishment of a financial instrument for debt and a financial instrument for equity. A Risk-Sharing facility called InnovFin SME Guarantee has been structured in the form of a guarantee, using the EU’s contribution for first defaulted amount taking and the risk-taking capacity of the EIF for second-Defaulted Amount taking. The objective of the Facility is to incentivise Intermediaries to extend loans or financial leases to small and medium sized enterprises and Small Mid-caps with significant activities in Research, Development and Innovation. The EIF prepares separate financial statements for InnovFin SME Guarantee. Z.27. GIF 2007 In the GIF 2007 under the Competitiveness and Innovation Framework Programme and the Technology Transfer Pilot Project (CIP/GIF 2007), the EIF is empowered to acquire, manage and dispose of investments, in its own name but on behalf and at the risk of the Commission. The EIF prepares separate financial statements for GIF 2007. Z.28. Private Finance for Energy Efficiency (‘PF4EE’) Instrument The Private Finance for Energy Efficiency (‘PF4EE’) instrument is a joint agreement between the EIB and the European Commission that aims to address the limited access to adequate and affordable commercial financing for energy efficiency investments. The instrument targets projects which support the implementation of National Energy Efficiency Action Plans or other energy efficiency programmes of EU Member States. In December 2014, the European Commission and the EIB signed a Delegation Agreement establishing the financial Instrument PF4EE. The EIB prepares separate financial statements for PF4EE. Z.29. Bundesministerium für Wirtschaft und Technologie The EIF manages funds on behalf of the German Bundesministerium für Wirtschaft und Technologie (Federal Ministry of Economics and Technology) and the European Recovery Programme. Z.30. SME Initiative Bulgaria During 2016, in the context of the SME Initiative, the EIF and the Managing Authorities of Finland, Bulgaria, Romania and Italy entered into four separate Funding Agreements in respect of the implementation and management of a dedicated window, which shall be implemented in connection with a specific allocation under Horizon 2020 Financial Instruments dedicated to Finland, Bulgaria, Romania and accordingly in connection with COSME LGF for Italy. These SME Initiatives aim at providing uncapped guarantees in connection with Horizon 2020 for new portfolios of debt finance to eligible SMEs in the respective countries. The EIF prepares separate financial statements for SME Initiative Bulgaria. Z.31. SMEG 2007 In the SMEG 2007 under the Competitiveness and Innovation Framework Programme (CIP/SMEG 2007), the EIF is empowered to issue guarantees in its own name but on behalf and at the risk of the Commission. The EIF prepares separate financial statements for SMEG 2007. Z.32. SME Initiative Finland During 2016, in the context of the SME Initiative, the EIF and the Managing Authorities of Finland, Bulgaria, Romania and Italy entered into four separate Funding Agreements in respect of the implementation and management of a dedicated window, which shall be implemented in connection with a specific allocation under Horizon 2020 Financial Instruments dedicated to Finland, Bulgaria, Romania and accordingly in connection with COSME LGF for Italy. These SME Initiatives aim at providing uncapped guarantees in connection with Horizon 2020 for new portfolios of debt finance to eligible SMEs in the respective countries. The EIF prepares separate financial statements for SME Initiative Finland. Z.33. DCFTA Initiative East (‘DCFTA’) The EIB and the European Commission signed on 19 December 2016 the Delegation Agreement for the Deep and Comprehensive Free Trade Area (‘DCFTA’). DCFTA Initiative East aims to strengthen economic development in the countries which have signed an association agreement with the EU - namely Georgia, Moldova and Ukraine - by providing targeted financial and technical support to SME’s in these three countries. As part of the DCFTA, the EIF implements and manages the Guarantee Facility Window. The EIB prepares separate consolidated financial statements for DCFTA including Guarantee Facility Window. EU4Business Team Europe Initially designed as the DCFTA East GF Phase 2, following the COVID-19 crisis and additional allocation, the facility is revised and re-named. The mandate is structured through a CA between the EC and the EIB, followed with a back-to-back agreement between EIB and EIF. EIF will provide capped guarantees (80% guarantee rate, portfolio cap up to 25%) in Armenia, Azerbaijan, Georgia, Moldova and Ukraine. 168

2024 FINANCIAL REPORT 174 66 Z.34. Cultural and Creative Sectors Guarantee Facility The financial instrument, set-up under Creative Europe - the main EU programme dedicated to the cultural and creative sectors - will be managed by the EIF on behalf of the European Commission. The initiative will allow the EIF to provide guarantees and counter-guarantees to selected financial intermediaries to enable them to provide more debt finance to entrepreneurs in the cultural and creative arena. Loans generated are expected to support more than ten thousand SMEs in a wide range of sectors such as audio-visual (including film, television, animation, video games and multimedia), festivals, music, literature, architecture, archives, libraries and museums, artistic crafts, cultural heritage, design, performing arts, publishing, radio and the visual arts. The EIF prepares separate financial statements for Cultural and Creative Sectors Guarantee Facility. Z.35. Neighbourhood Investment Facility (‘NIF’) Risk Capital Facility The NIF Risk Capital Facility is financed from the general budget of the EU. Its main purpose is focused on providing access to equity and debt finance to SMEs in the Southern Neighbourhood region to support private sector development, inclusive growth and private sector job creation. The Facility comprises a Financial Instrument Window which consists of equity and debt finance instruments and Additional Tasks Window which consists of the technical assistance services. The EIB prepares separate financial statements for Financial Instrument Window. Z.36. European Neighbourhood and Partnership Instrument (‘ENPI’) The Framework Agreement between the EU and the EIB on the implementation of operations financed from the general budget of the European Union in the countries covered by the European Neighbourhood Policy is channelled through ENPI. The EIB prepares separate financial statements for ENPI. Z.37. Guarantee Fund for Greek SMEs (‘GF Greece’) The Fund is a joint initiative between the Hellenic Republic, the European Commission and the EIB and was set up to support the lending to SMEs in Greece. Established by using unabsorbed Structural Funds for Greece, the Fund will guarantee EIB loans to SMEs via partner banks in Greece. The EIB prepares separate financial statements for GF Greece. Z.38. InnovFin Equity The Horizon 2020 Financial Instruments aim to ease the access to risk financing for Final Recipients to support eligible Research and Innovation. This covers loans, guarantees, equity and other forms of risk finance. The Horizon 2020 Financial Instruments aim also to promote early-stage investment and the development of existing and new venture capital funds; improve knowledge transfer and the market for intellectual property; attracts funds for the venture capital market; and, overall; help to catalyse the transition from the conception, development and demonstration of new products and services to their commercialisation. The Horizon 2020 debt financial instrument also includes the implementation mechanism of the EU Contribution under the SME Initiative. The InnovFin Equity facility for early-stage aims at promoting early-stage investment and the development of existing and new venture capital funds providing equity finance for innovative enterprises, in particular in the form of venture or mezzanine capital in their early stage. The EIF prepares separate financial statements for InnovFin Private Equity. Z.39. InvestEU Advisory Hub The InvestEU Regulation sets up the InvestEU Programme with a view to supporting the policy objectives of the Union by means of financing and investment operations that contribute to the sustainable development and competitiveness of the Union economy. InvestEU Advisory Hub support, provide project advisory, capacity building and market development support to promoters and intermediaries to create the InvestEU pipeline of projects. The Commission and the EIB signed an advisory agreement on the provision of eleven thematic advisory support initiatives covering policy and investment priorities under the Sustainable Infrastructure Window, Research, Innovation and Digitisation and SME Window, Social Investment and Skills Window and the Cross-Sectoral Window of the InvestEU Advisory Hub. The EIB prepares separate financial statements for InvestEU Advisory Hub. Z.40. WB EDIF The Western Balkan Enterprise Development & Innovation Facility (‘WB EDIF’) is a joint initiative signed in December 2012 by the EC (‘DG ELARG’), EIB Group and the European Bank for Reconstruction and Development (‘EBRD’). It aims at improving access to finance for SMEs in the Western Balkans and to foster economic development in the region through the deployment of the Instrument for Pre-Accession Assistance (‘IPA’) funds. Within WB EDIF, the EIF acts as platform coordinator, Trustee on behalf of the EC for the Enterprise Expansion Fund (‘ENEF’), Trustee on behalf of the EC for the Enterprise Innovation Fund (‘ENIF’), and manager of the Guarantee Facility. The EIF prepares separate financial statements for WB EDIF. As a response to the COVID crisis and the successive energy crisis in the Western Balkans region, the Commission allocated to the EIF EUR 60 million for a guarantee facility to be deployed in the WB6 economies. Such guarantee facility would follow the model of the existing WB EDIF GF II, with the changes in the product necessary to make it fit for the different purpose. The facility will be labelled and deployed under the Western Balkan 169

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 175 67 Investment Framework (“WBIF”), a multi-IFI and multi-product platform regulated by the NDICI framework and serving as the main gateway for private sector development measures in the Western Balkans. The ultimate objective of the WB GF4SME resilience is to facilitate and increase access to, and availability of, finance for SMEs in the Western Balkans. The guarantees and counter-guarantees issued by the EIF under this facility shall cover portfolios of newly granted debt instruments provided for the ultimate benefit of SMEs which qualify as Final Beneficiaries under this agreement. The guarantees are financed by EU and are issued by the EIF in its own name but on account and risk of the EU. Z.41. Instrument for Pre-accession Assistance II / III (‘IPA II / IPA III’) The Instrument for Pre-accession Assistance (‘IPA’) is the means by which the EU supports reforms in the 'enlargement countries' with financial and technical help. The EU pre-accession funds are also a sound investment into the future of both the enlargement region and the EU, helping the EU reaching its own objectives regarding a sustainable economic recovery, energy supply, transport, the environment, climate change, etc. The successors of IPA I, IPA II, and IPA III are implemented by the EIB, allocating resources from DG European Neighbourhood and Enlargement Negotiations (‘NEAR’) via the signature of various “Specific Grant Agreements”. Although, the IPA II Regulation applied until 31 December 2020, the implementation is still ongoing. The EIB prepares financial statements for specific grant agreements. Z.42. Global Concessional Finance Facility (‘GCFF’) The objective of Global Concessional Finance Facility (‘GCFF’) is to support middle income countries in the Middle East and North Africa (‘MENA’) region impacted by the influx of refugees through the provision of concessionally to Multilateral development banks (‘MDB’) financing and improved coordination. EIB has implemented the GCFF Jordan Private Sector Guarantee Facility comprising partial portfolio guarantees to local financial intermediaries, either banks or microfinance institutions. The Facility provides partial risk protection to financial intermediaries in form of guarantees on underlying debt-financing granted to MSMEs on a portfolio basis. Z.43. EU support to Boost Africa The EU Support to Boost Africa is a joint initiative between the EIB and the African Development Bank. Its core objectives are to enable and enhance entrepreneurship and innovation across Africa in a commercially viable way and to address a current gap in the Sub-Saharan market, by providing early stage venture capital paired with skills development. The Facility comprises a Financial Instrument Window, which consists of equity and quasi-equity instruments, and Additional Tasks Window, which consists of the technical assistance services. The EIB prepares separate financial statements for Financial Instrument Window. Z.44. Greater Anatolia Guarantee Facility (‘GAGF’) Under the GAGF signed in May 2010, the EIF manages the Instrument for Pre-Accession Assistance (IPA) funds allocated for the Regional Competitiveness Operational Programme by the European Union and Türkiye. The facility provides tailor-made financial help to SMEs and micro-enterprises in Türkiye’s least developed provinces in partnership with major Turkish banks. The EIF prepares separate financial statements for GAGF. Z.45. AECID This partnership agreement signed between the Kingdom of Spain (the Spanish Agency for International Development Cooperation (‘AECID’)) and the EIB was set up to invest in operations in the countries covered by the FEMIP together with Mauritania (the “Southern Mediterranean region”), targeting mainly risk capital activities involving micro and SMEs as well as engaging in the wider development of the private sector in the region. The EIB prepares separate financial statements for AECID. Z.46. German Future Fund Growth Facility (‘GFFGF’) German coalition government programme, which foresees the development of equity instruments with a particular focus on digitalisation and clean-tech (overall targeted volume EUR 10 billion) called the German Future Fund. A potential amount of up to EUR 3 billion could be allocated to the EIF for investments into German growth funds and co-investments in companies in a delegated way, or via blind-pool co-investment vehicles. The mandate will have an investment period for initial commitments in funds over 10 years. Z.47. SME Initiative Malta In 19 January 2015, the European Commission, the EIB and the ElF signed an amendment to the Horizon 2020 delegation agreement setting out the terms and conditions applicable to certain terms of the dedicated window corresponding to the SME Initiative and the contribution of the EU to such dedicated windows of the Horizon 2020 Financial Instruments. SME Initiatives in Spain and Malta were launched in the previous year. The EIF prepares separate financial statements for SME Initiative Malta. 170

2024 FINANCIAL REPORT 176 68 Z.48. EFSI-EIAH Please refer to paragraph Z.21. above. Z.49. Neighbourhood Investment Facility (‘NIF’) Trust Fund The NIF Trust Fund, which is managed by the EIB was set up to achieve the strategic objective of the European Neighbourhood Policy (‘ENP’) through targeted funding with particular focus on establishing better and more sustainable energy and transport interconnections, improving energy efficiency and promoting the use of renewable energy sources, addressing climate change as well as threats to the environment more broadly and promoting smart, sustainable and inclusive growth through support to SMEs, to the social sector including human capital development, and to municipal infrastructure development. The EIB prepares separate financial statements for NIF Trust Fund. Z.50. NDICI IW1 and IW4 The Neighbourhood, Development and International Cooperation Instrument (‘NDICI’) – Global Europe Regulation entered into force on 14 June 2021. It replaces and merges most of the EU’s existing external financing instruments by bringing them into one broad regulation. The financing operations undertaken in the past under the External Lending Mandate (‘ELM’), the Cotonou Mandate (including the ACP Investment Facility and EIB own resources lending in the ACP countries supported by the EU Member States comprehensive guarantee), and the External Investment Plan / EFSD are to be fully integrated into EFSD+. This regulation establishes the overall framework for the EIB operations outside EU under the 2021-2027 MFF, in particular to support the EU policies in the Neighbourhood, Sub-Saharan Africa, Asia and the Pacific, Americas and the Caribbean. NDICI Investment Window 1 (‘IW1’) and Investment Window 4 (‘IW4’) are dedicated investment windows formalised in separate Guarantee Agreements under which, the EU providing risk cover for guaranteed EIB loan operations in Africa, Caribbean, and Pacific. The EIB prepares separate financial statements both for NDICI IW1 and IW4. Z.51. Facility for Euro-Mediterranean Investment and Partnership (‘FEMIP’) Trust Fund The FEMIP Trust Fund, which is also managed by the EIB, was set up to enhance the existing activities of the EIB in the Mediterranean Partner Countries, with the support of a number of donor countries and with a view of directing resources to operations in certain priority sectors through the provision of technical assistance and risk capital. The EIB prepares separate financial statements for FEMIP Trust Fund. Z.52. Joint European Support for Sustainable Investment in City Areas (‘JESSICA’) Holding Funds JESSICA is an initiative developed by the European Commission and the EIB, in collaboration with the Council of Europe Development Bank. JESSICA Holding Funds are used in the context of the JESSICA initiative. Under new procedures, Managing Authorities are being given the option of using some of their EU grant funding to make repayable investments in projects forming part of an integrated plan for sustainable urban development. As manager, EIB gathers the funding received from the Managing Authorities and invests it in Urban Development Funds, according to investment guidelines agreed with the donors. Z.53. Eastern Partnership Technical Assistance (‘EPTA’) Trust Fund The EPTA Trust Fund is focused on increasing the quality and development impact of EIB Eastern Partnership operations by offering a multi-purpose, multi-sector funding facility for technical assistance. It will be complementary to the Neighbourhood Investment Facility. The EIB prepares separate financial statements for EPTA Trust Fund. Z.54. MAP Guarantee This resource is split equally between private equity and guarantee products. The equity segment known as ESU 1998 (‘G&E’) and ESU 2001 (‘MAP’) covers the ETF start-up investments. The guarantees segment known as SMEG 1998 G&E and SMEG 2001 MAP, provides guarantees against the beneficiary’s undertaking. The EIF prepares separate financial statements for MAP Guarantee. Z.55. Risk-Sharing Finance Facility (‘RSFF’) The RSFF has been established under the Co-operation Agreement that entered into force on 5 June 2007 between the European Commission on behalf of the European Union and the EIB. The RSFF aims to foster investment in research, technological development and demonstration, and innovation. As part of the RSFF, the EIF set up the Risk Sharing Instrument (‘RSI’) for innovative and research oriented SMEs and small mid-caps. The RSI provides guarantees to banks and leasing companies for loans and financial leases to research-based SMEs and small Mid-Caps. The EIB prepares separate consolidated financial statements for RSFF including RSI. 171

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 177 69 Z.56. Baltic Innovation Fund (‘BIF’) BIF, signed in September 2012, is a fund-of-funds, structured as a partnership, which invests in venture capital and private equity funds and focused on the Baltic region. It is funded jointly by the EIB Group and the following Baltic national agencies: Fund KredEx in Estonia, Latvijas Garantiju Agentiira in Latvia and lnvesticiju ir verslo garantijos in Lithuania. The EIF prepares separate financial statements for BIF. Baltic Innovation Fund 2 (“BIF 2”) is a successor Fund of Funds to the EIF managed BIF. The BIF 2 is envisaged to have an identical structure to BIF (virtual FoF that minimises costs and enables synergies with similar initiatives), with a slightly increased size of EUR 156 million (BIF size is EUR 130 million). The three Baltic States would commit in aggregate EUR 78 million (EUR 26 million each) alongside EUR 78 million from EIF-managed RCR resources. The EIF will act as a manager of the facility. BIF 2 would be more focused towards the growth capital to complement the local initiatives for early stage investments. The target level of contributions by the three Baltic NPIs is as follows: • KredEx (Estonia): EUR 26 million, • Altum (Latvia): EUR 26 million, • INVEGA (Lithuania): EUR 26 million. Z.57. TTA Türkiye TTA Türkiye is an initiative designed by the EIF in cooperation with the Ministry of Science, Industry and Technology (‘MoSIT’), the Scientific and Research Council of Türkiye (‘TÜBITAK’), the Delegation of the European Union to Türkiye and the DG Regional Policy of the European Commission. TTA Türkiye is co-financed by the EU and the Republic of Türkiye under the Regional Development Component of the Instrument for Pre-Accession Assistance (‘IPA’) funds and managed by the EIF. TTA Türkiye aims at achieving two objectives: setting-up a financially sustainable fund by facilitating the commercialisation of scientific research and development (‘R&D’) confined in universities and research centres and catalysing development of the technology transfer market in Türkiye, with a particular emphasis on spill-overs to the less developed/developing regions of Türkiye. Z.58. SME Initiative for Spain On 26 January 2015, the Delegation Agreement between the Kingdom of Spain and European Investment Fund was signed. The EIF will provide uncapped guarantees for new portfolios of debt finance to eligible SMEs and securitisation of existing debt finance to SMEs and other enterprises with less than 500 employees and/or new portfolios of debt finance to SMEs. The EU contribution to the SME Initiative for Spain, received by the EIF, is subject to the treasury asset management to be carried out by the EIB, which is governed by the signed Asset Management Side Letter between the European Investment Fund and the European Investment Bank. The EIF prepares separate financial statements for SME Initiative for Spain. Z.59. Natural Capital Finance Facility (‘NCFF’) NCFF is a joint agreement between the EIB and the European Commission which aims to address market gaps and barriers for revenue generating or cost saving projects that are aimed at preserving natural capital, including climate change adaptation projects and thereby to contribute to the achievement of EU and Member States' objectives for biodiversity and climate change adaptation. The EIB prepares separate financial statements for NCFF. Z.60. Joint Assistance to Support Projects in European Regions (‘JASPERS’) JASPERS is a technical assistance facility between the EIB and the European Commission. The strategic objective is assisting in the quality and timely delivery of projects in the Cohesion Policy, Connecting Europe Facility, Instrument for Pre-Accession Assistance and the Just Transition by providing targeted advisory support to the relevant counterparts during the whole life cycle of projects starting from identification of pipelines, selection and prioritization, development and approval of Cohesion Policy funds, Connecting Europe Facility and Just Transition Fund projects; as well as for the financial closing of projects and their subsequent implementation and completion. The EIB prepares separate financial statements for JASPERS. Z.61. Polish Growth Fund-of-Funds (‘PGFF’) PGFF, signed in April 2013, is a fund-of-funds, structured as a partnership, which invests in venture capital and private equity funds and focused on Poland. It is funded jointly by the EIB Group and the Bank Gospodarstwa Krajowego. The EIF prepares separate financial statements for PGFF. Z.62. Demand side management, Social Infrastructures, Renewables and Energy Efficiency (‘DESIREE’) DESIREE is a programme that was approved under the Thematic Blending Facility and will support greater investment in energy efficiency and electrification of social infrastructure such as schools and hospitals. The programme includes grants for technical assistance and programme management as well as investment grants and financial instruments. The EIB prepares separate financial statements for DESIREE. Z.63. MAP Equity Under the Multi-Annual Programme (MAP) for enterprises and entrepreneurship, the EIF manages resources on behalf and at the risk of the EC. The EIF prepares separate financial statements for MAP Equity. 172

2024 FINANCIAL REPORT 178 70 Z.64. Multi-Regional Guarantee Platform for Italy (‘AGRI’) The Italian Agri Platform was formally launched with the signing of the Funding Agreement between the EIF and 6 Italian Regions (Veneto, Emilia Romagna, Umbria, Campania, Calabria, Puglia). Two additional Italian Regions (Piemonte and Toscana) joined in 2018. The Agriculture Platform in Italy is using Structural funds from European Agricultural Fund for Rural Development (‘EARFD’) to deploy the financial instrument using each participating Rural Development Programme (‘RDP’) resources to cover the first losses. The aim of the Platform is to steer the Regional Managing Authorities towards standard products, to foster new business at regional level while supporting new lending to farmers and agri-businesses. Z.65. GEEREF Under the Global Energy Efficiency and Renewable Energy Fund (‘GEEREF’), EIF has been acting since December 2007 as investment advisor. GEEREF is supported by the EC, the Federal Government of Germany and the Kingdom of Norway and its objective is to invest primarily in regional funds with assets in projects and companies involved in energy efficiency and renewable energy enhancing access to clean energy in developing countries and economies in transition. The GEEREF business development is formally delegated to the EIB under a sub-advisory agreement. Z.66. fi-compass "fi-compass” is a platform for advisory services under Cohesion Funds, more generally referred to as shared management funds, provided by the European Commission in partnership with the EIB. It provides technical assistance supporting stakeholders in the development of the necessary knowledge base and administrative capacity for the purposes of the implementation of financial instruments and disseminating good practices among Member States. Z.67. Student Loan Guarantee Facility (‘Erasmus’) Under the European Structural Investment Fund (‘ESIF’), Member States appointed EIF to manage ESIF funds as Holding Fund manager since November 2015. The ESIF initiative is aimed at promoting SME access to finance and financial engineering products, such as private equity funds, guarantee funds and loan funds. EIF is currently managing 2 ESIF Funding Agreements signed with Member States and regions: Basse-Normandie and Languedoc-Roussillon. The EIF prepares separate financial statements for Student Loan Guarantee. Z.68. Central Europe Fund of Funds (‘CEFoF’) CEFoF is a fund-of-funds initiative created by the EIF in close cooperation with the governments and national agencies of Austria, Czech Republic, Slovakia, Hungary and Slovenia (the Central European countries) to boost equity investments into SMEs and small mid-caps across the region, establishing a sound market-based risk financing infrastructure, implementing the best market standards for equity investments in businesses and attracting institutional investors and investment managers to Central Europe. Z.69. Alpine Growth Investment Platform (‘AlpGIP’) In September 2017, the EIF launched an innovative regional equity platform (non-corporate structure) targeting the late venture capital and growth segment in the EU Alpine Macroregion. The Italian regions Lombardia, Piemonte, Val d’Aosta and Alto Adige (Bolzano region) have already invested in the Platform. Other regions are expected to join at a later stage. Z.70. KBC Climate & Infrastructure Private Investors Partnership A EUR 200 million mandate signed between KBC Insurance and the EIF to top-up investment in funds of the Infrastructure and Climate Funds mandate, investing in renewable energy (production, storage and distribution), energy efficiency, smart green cities, digital and sustainable transport infrastructure. The mandate is expected to contribute to the climate focus of the EIF portfolio and the objectives of the EIB Climate Bank Roadmap, while meeting the financial targets set by the Parties. Z.71. GEF-UNEP This is a Global Environment Facility (‘GEF’) in cooperation with United Nations Environment Programme (‘UNEP’) for the execution of the Technical Assistance supporting the identification, selection and design of future investments which are primarily capital investment projects with outcomes leading to nutrient reduction, which will indirectly contribute to the long-term outcome of depollution of the Mediterranean Sea. Z.72. Technical Assistance for Eastern Partnership Investment in Connectivity (‘EPIC’) EPIC is a technical assistance facility under the Neighbourhood Investment Platform (‘NIP’) which contributes to improve connectivity both within the Eastern Partnership region and between the Eastern Partnership countries and the EU. EIB prepares separate financial statements for EPIC. Z.73. European Technology Facility (‘ETF’) Under the ETF Start-Up Facility, the EIF is empowered to acquire, manage and dispose of ETF start-up investments, in its own name but on behalf of and at the risk of the EC. 173

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 179 71 Z.74. German Corona Matching Facility (CMF) The German government, as part of its COVID-19 crisis measures for the German economy, aims to provide automatic and standardised pari-passu co-investments to VC funds for all German portfolio companies in all financing rounds until 30 June 2021. Z.75. FoF mandates (virtual) A successor Luxembourg Future Fund 2 (‘LFF’) mandate focusing on early stage, growth, mezzanine and co-investments with a pre-defined Luxembourg angle (Luxembourg Economic Substance Criteria). LFF 2 investments operations will take place in the form of primary fund commitments as well as co-investments (via SPVs). The LFF 2 investment strategy has been widened (compared to LFF 1), to also encompass private equity and hybrid debt-equity strategies in addition to VC. Investments will focus on innovative companies across green technologies, general ICT, new space technologies, medical technologies as well as financial technologies (list being non-exhaustive). LFF 2 is a virtual structure with a mandate bank account. Z.76. EFSD Guarantee – SME "Access to Finance Initiative" The EFSD Guarantee - “SME Access to Finance Initiative” is a guarantee facility targeting SMEs, underserved entrepreneurs with a particular focus on young entrepreneurs, female entrepreneurs, start-ups and certain other groups in certain target countries and with the overriding objective of addressing some of the root causes of migration. The Programme aims to provide local banks and financial institutions selected by EIB with first loss credit protection for portfolios of loans extended to, and bank guarantees and letters of credit opened for, SMEs or micro-SMEs managed or owned by these underserved entrepreneurs who have less access to finance than other entrepreneurs because their local financial institutions associate them with higher levels of risk. The target countries will be located in the eastern and southern European Neighbourhood. The EIB prepares separate financial statements for the programme. Z.77. Mezzanine Dachfonds für Deutschland (‘MDD’) The MDD in an investment programme signed in June 2013 and funded by the German Federal Ministry of Economics and Technology (‘BMWi’) and various institutions of the Federal states to subscribe into hybrid debt and equity funds investing in German Mid-Caps. Z.78. Technical Assistance for Regions Undergoing a Green Energy Transition (‘TARGET’) TARGET is a technical assistance facility to assist Coal+ Regions with the identification and development of Clean Energy Projects and Energy Efficiency Projects, as well as the creation of investments and sustainable jobs on the ground, moving away from Coal+ based activities. The EIB prepares separate financial statements for TARGET. Z.79. EU Trade and Competitiveness Program (‘EUTCP’) In line with the EU policy objectives of boosting economic growth, supporting private sector development, enhancing regional integration and climate change mitigation and adaptation, EIB joins forces with the European Commission to develop the EUTCP. The EUTCP does combine: (i) EIB long-term Loan for Value Chains with; (ii) a guarantee instrument (Risk Sharing Facility); and (iii) technical assistance (Expert Support Facility) to address market failures in the selected countries. It also represents a strategically important initiative for the EIB for its positioning in the respective countries. It is expected that the Program will result in significant investments in SMEs along selected value chains in the target countries as it enables new guarantee instruments that will complement EIB’s classical products. The EIB prepares separate financial statements for Risk Sharing Facility of EUTCP. Z.80. G43 Trust Fund Under G43 Anatolian Venture Capital Fund, signed in August 2012, the EIF is entrusted with a mandate by Central Finance Unit of Türkiye (‘CFCU’). It is dedicated to make investments in SMEs in South-Eastern Anatolia region of Türkiye. The EIF prepares separate financial statements for the G43. Z.81. EU4Business Guarantee Facility EU4Business Guarantee Facility financed from the general budget of the EU under NIP, represents an extension (Phase II) of the first phase of the DCFTA Initiative, intended to support the economic development of the Eastern Partnership countries (Ukraine, Georgia and Moldova). The Facility focuses on SMEs that are operating in the following exporting sectors: Agriculture, Manufacturing or Information Technologies. It is designed to address market failures in the selected countries, through the provision of SME portfolio guarantees to local banks and other financial intermediaries, enabling them to enhance transaction terms and conditions and thus improve access to finance for SMEs. The EIB mandated EIF with the implementation and management of the Guarantee Facility. Z.82. AIP Zambia The “Zambia Agriculture Value Chain Facility Programme” developed under the Africa Investment Platform (‘AIP’) aims to support the government of Zambia's policy objectives to reduce rural poverty and malnutrition and to improve rural livelihoods. The EIB Project aims to address market failures in the agriculture value chains by supporting the access to finance for private agriculture value chain actors through financial intermediaries, 174

2024 FINANCIAL REPORT 180 72 as well as by strengthening the capacity of financial intermediaries to lend to those actors. The EIB prepares separate financial statements for the programme. Z.83. AIP Kulima The “Support for Kulima Access to Finance Programme” developed under the Africa Investment Platform (‘AIP’) comprises an intermediated facility for on-lending to eligible private agri-food sector investments in Malawi. It aims to promote sustainable agricultural growth to increase incomes, employment and food security in the context of a changing climate. The EIB prepares separate financial statements for the programme. Z.84. Technology Transfer Pilot Project (‘TTP’) Under the TTP, financed by the EC and signed in November 2008, the EIF has supported a technology transfer structure through pre-seed funding and seed funding. The EIF prepares separate financial statements for TTP. Z.85. LfA-EIF Facility LfA-EIF Facility, signed in 2009, is a joint EIF and LfA Förderbank Bayern venture providing investments to support technology-oriented early and expansion stage companies in the region of Bavaria, Germany. Z.86. Green for Growth Fund (‘GGF’) The Green for Growth Fund was set up by the EIF in December 2009 and focuses on energy efficiency financings in South East Europe including Türkiye. Z.87. MS-C - Member State Compartments MS-C Malta Based on the EIF’s longstanding relationship with the Managing Authority (“MA”) and the positive track-record in implementing financial instruments in Malta, the Maltese government has requested the EIF to provide continuation to the SME Initiative (successfully implemented in the country) with the InvestEU SME Competitiveness uncapped guarantee to be financed via the Member State-Compartment (“MS-C”) with a combination of ERDF and national resources. Due to limitations in the regulation, the Maltese government can only earmark EUR 9.48 million from their ERDF operational programme. They will therefore increase the amount to EUR 16.55 million, using EUR 7.07 million of own budgetary resources (which is in line with the initial amount of the two previous initiatives, JEREMIE and SME Initiative). The Maltese MA has indicated that additional resources may be added after 2025, targeting a total size of EUR 30 million (subject to the amendment of the Contribution Agreement and relevant legal documentation). 175

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER EU DIRECTIVES 181 73 Statement of Special Section(1) as at 31 December 2024 and 31 December 2023 (in EUR ‘000) ASSETS 31.12.2024 31.12.2023 Mediterranean Countries From resources of the European Union Disbursed loans outstanding 2,407 3,415 Risk capital operations - amounts to be disbursed 19,656 21,523 - amounts disbursed 24,254 26,319 43,910 47,842 Total(2) 46,317 51,257 · Lomé Conventions Operations from risk capital resources - amounts disbursed 53,137 67,964 Total(3) 53,137 67,964 Total 99,454 119,221 LIABILITIES 31.12.2024 31.12.2023 Funds under trust management Under mandate from the European Union - Financial Protocols with the Mediterranean Countries 26,661 29,734 - Lomé Conventions 53,137 67,964 Total funds under trust management 79,798 97,698 Funds to be disbursed On loans and risk capital operations in the Mediterranean countries 19,656 21,523 Total funds to be disbursed 19,656 21,523 Total 99,454 119,221 For information: Total amounts disbursed and not yet repaid on loans on special conditions made available by the Commission in respect of which the Bank has accepted an EU mandate for recovering principal and interest: a) Under the First, Second and Third Lomé Conventions as at 31 December 2024 EUR ‘000 152,968 (2023: EUR ‘000 172,152). b) Under Financial Protocols signed with the Mediterranean Countries as at 31 December 2024 EUR ‘000 16,939 (2023: EUR ‘000 21,004). In the context of the European Union – European Development Finance Institutions Private Sector Development Facility, the implementation agreement for the Guarantee Component was signed on 20 August 2014. The total amount of the EU guarantee to be issued is EUR ‘000 38,920 as at 31 December 2024 (2023: EUR ‘000 38,920). Note (1): The Special Section was set up by the Board of Governors on 27 May 1963. Under a decision taken on 4 August 1977, its purpose was redefined as being that of recording financing operations carried out by the European Investment Bank for the account of and under mandate from third parties. However, for the Investment Facility under the Cotonou Agreement, the EU-Africa Infrastructure Trust Fund, the Neighbourhood Investment Facility (‘NIF’) Trust Fund and the FEMIP Trust Fund, separate financial statements are presented. Additionally, since 2005, the EIB prepares financial statements of different types for other mandates. The Statement of Special Section reflects amounts disbursed or to be disbursed, less cancellations and repayments, under mandate from the European Union and the Member States. Amounts disbursed and to be disbursed and funds received and to be received are carried at nominal value. No account is taken in the Statement of Special Section of provisions or value adjustments, which may be required to cover risks associated with such operations except for definite write-offs. Amounts in foreign currency are translated at exchange rates prevailing on 31 December. 176

2024 FINANCIAL REPORT 182 74 Note (2): Initial amount of contracts signed for financing projects in the Maghreb and Mashreq countries, Malta, Cyprus, Türkiye and Greece (EUR 10 million lent prior to accession to the EC on 1 January 1981) under mandate, for the account and at the risk of the European Union. Initial amount: 840,457 less: exchange adjustments 57,005 cancellations 181,068 repayments 556,067 -794,140 46,317 Note (3): Initial amount of contracts signed for financing projects in the African, Caribbean and Pacific States and the Overseas Countries and Territories (‘ACP-OCT’) under mandate, for the account and at the risk of the European Union: Loans from risk capital resources: Conditional and subordinated loans 3,116,097 Equity participations 121,002 Initial amount: 3,237,099 add: capitalised interests 9,548 less: cancellations 759,387 repayments 2,378,774 exchange adjustments 55,349 -3,193,510 53,137 177

Independent auditorʹs report INDEPENDENT AUDITORʹS REPORT KPMG Audit S.à r.l. 39, Avenue John F. Kennedy L-1855 Luxembourg Tel.: +352 22 51 51 1 Fax: +352 22 51 71 E-mail: info@kpmg.lu Internet: www.kpmg.lu © 2025 KPMG Audit S.à r.l., a Luxembourg entity and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. R.C.S Luxembourg B 149133 To the Chairman of the Audit Committee of EUROPEAN INVESTMENT BANK 98-100, boulevard Konrad Adenauer L-2950 Luxembourg REPORT OF THE REVISEUR D’ENTREPRISES AGREE Report on the audit of the consolidated financial statements Opinion We have audited the consolidated financial statements of EUROPEAN INVESTMENT BANK and its subsidiary (the “Group”), which comprise the consolidated balance sheet as at 31 December 2024, and the consolidated profit and loss account and the consolidated cash flow statement for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information. In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2024, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the general principles of the Directive 86/635/EEC of the Council of the European Communities of 8 December 1986 on the annual accounts and consolidated accounts of banks and other financial institutions, as amended by Directive 2001/65/EC of 27 September 2001, by Directive 2003/51/EC of 18 June 2003 and by Directive 2006/46/EC of 14 June 2006 (the “Directives”). Basis for opinion We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (“Law of 23 July 2016”) and with International Standards on Auditing (“ISAs”) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (“CSSF”) and the Institut des Réviseurs d’Entreprises (“IRE”). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF and the IRE are further described in the « Responsibilities of “réviseur d’entreprises agréé” for the audit of the consolidated financial statements » section of our report. We are also independent of the Group in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (“IESBA Code”) as adopted for Luxembourg by the IRE together with the ethical requirements that are relevant to our audit of the consolidated financial statements, and have fulfilled our other ethical responsibilities under those ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of the audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. 178

2024 FINANCIAL REPORT 1 Value adjustments of loans to customers and credit institutions Why the matter was considered to be one of most significance in our audit As at 31 December 2024, the Group reports loans accounted for at cost of EUR 436,266 million (31 December 2023: EUR 425,839 million) representing 78% of total assets (31 December 2023: 77%) and recognised individually assessed value adjustments on loans amounting to EUR 618 million (31 December 2023: EUR 455 million). The Group reviews its loans at each reporting date to assess whether an allowance for value adjustments should be recorded. These loans are not traded in an active market, therefore significant judgments and estimates are applied by Management in its assessment of their recoverable amount. Inappropriate judgments made in relation to the methodology and inputs used or the assumptions taken may have a material impact on the amount of value adjustment recorded. These critical judgments include matters such as the identification and assessment of potential indicators of value adjustments, as well as discounted cash flows forecast techniques, estimation of guarantees obtained, valuation of collaterals received and forbearance measures applied. The current environment of enhanced geopolitical uncertainty introduces increased volatility and unpredictability in key economic factors. This uncertainty increased the level of judgement involved in the determination and calculation of value adjustments on loans. The key inputs and assumptions used by Management in its assessment of loans value adjustments are detailed in Note A.1.2 to the consolidated financial statements as well as the accounting policy for the value adjustment in Note A.2.7.1 and the details of specific value adjustments in Note D.2. The loans accounted for at cost are disclosed in Note D.1 to the consolidated financial statements as well as the accounting policy for the loans in Note A.2.7.1. How the matter was addressed in our audit Our procedures included the testing of key controls over the approval, recording, monitoring and restructuring of loans to customers and credit institutions, the loan grading process and the measurement of allowance for value adjustment for individually assessed loans. For a sample of loans with specific allowances for value adjustment, we evaluated the Group's individual assessment of each loan by specifically challenging the Group 's assumptions used as well as underlying data, including the value of realisable collateral and the estimated recoverability. Based on a retrospective review, we further critically assessed whether the Group revised its estimates and assumptions for specific allowances established in prior years. The impact of the difficult market conditions, driven by geopolitical uncertainties, was followed-up both by assessing the value adjustment of the evaluated exposure and by determining our sample of exposures where we drew a particular attention to the sectors most vulnerable to the geopolitical risk. Such effect on the Bank’s lending portfolio was assessed as part of our audit procedures. 179

Independent auditorʹs report We also tested a sample of individually significant exposures potentially impaired for which no value adjustment had been recorded as well as a sample of exposures which had not been identified by the Group as being potentially impaired. For both types, we assessed whether appropriate consideration had been given to the collectability of future cash flows and the valuation of the underlying collaterals. We assessed the disclosures in the consolidated financial statements in relation to allowance for value adjustment of loans with reference to the requirements of the prevailing accounting standards. Other information The Management is responsible for the other information. The other information comprises the information stated in the sections called “Highlights, Overview, EIB Statutory Bodies and Audit and control”, which are mainly based on statutory EU Directives information, but does not include the consolidated financial statements and our report of the “réviseur d’entreprises agréé” thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report this fact. We have nothing to report in this regard. Responsibilities of the Management and Those Charged with Governance for the consolidated financial statements The Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the general principles of the Directives, and for such internal control as the Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the Management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process. Responsibilities of the réviseur d’entreprises agréé for the audit of the consolidated financial statements The objectives of our audit are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report of the “réviseur d’entreprises agréé” that includes our opinion. 180

2024 FINANCIAL REPORT Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF and the IRE will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF and the IRE, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Management. Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report of the “réviseur d’entreprises agréé” to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report of the “réviseur d’entreprises agréé”. However, future events or conditions may cause the Group to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. 181

Independent auditorʹs report We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Report on other requirements In accordance with the Framework Agreement (“the Agreement”) dated 19 February 2009, renewed on 3 March 2017 , as extended for the period 2022-2024 on 14 December 2020 and subsequently prolonged up to 31 December 2026 by the Addendum No. 2 to the Agreement on 23 November 2023, signed between European Investment Bank and KPMG Audit S.à r.l., we have been appointed to carry the audit services defined in the Agreement. The duration of our uninterrupted engagement, including previous renewals and reappointments, is 16 years. We confirm that the audit opinion is consistent with the communication to the Audit Committee or equivalent. We confirm that the prohibited non-audit services referred to in IESBA Code of Ethics were not provided and that we remained independent of the Group in conducting the audit. Luxembourg, 21 March 2025 KPMG Audit S.à r.l. Cabinet de révision agréé M. Weber Partner 182

STATEMENT BY THE AUDIT COMMITTEE STATEMENT BY THE AUDIT COMMITTEE 183

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 31 December 2024 Disclaimer: To accommodate scheduling limitations, the financial statements included in this report have not been subject to standard EIB copy-editing or proofreading. 184

2024 FINANCIAL REPORT 190 2 Consolidated balance sheet as at 31 December 2024 (in EUR ’000) Assets 31.12.2024 31.12.2023 1. Cash in hand, balances with central banks and post office banks (Note B.1) 104,678 210,008 2. Treasury bills and other bills eligible for refinancing with central banks (Note B.2) 38,210,037 36,971,320 3. Loans and advances to credit institutions a) repayable on demand 1,659,548 1,145,899 b) other loans and advances (Note C) 40,203,431 46,059,368 c) loans (Note D.1) 89,573,990 90,189,678 d) impairment on loans and advances, net of reversals (Note D.2) -30,013 -67,933 131,406,956 137,327,012 4. Loans and advances to customers a) other loans and advances (Note C) 235,061 55,658 b) loans (Note D.1) 347,280,539 335,431,808 c) impairment on loans and advances, net of reversals (Note D.2) -537,622 -479,016 346,977,978 335,008,450 5. Debt securities including fixed-income securities (Note B.2) a) issued by public bodies 4,799,445 5,373,528 b) issued by other borrowers 6,789,306 6,521,041 11,588,751 11,894,569 6. Shares and other variable-yield securities (Note B.3) 21,732,963 20,289,333 7. Derivative assets (Note Q) 30,456,775 28,657,496 8. Property, furniture and equipment (Note E) 493,953 392,863 9. Intangible assets (Note E) 130,651 96,045 10. Other assets (Note G.1) 458,920 431,698 11. Subscribed capital and reserves, called but not paid (Note W.1) 162,774 487,592 12. Prepayments 306,436 259,469 13. Assets held for sale 115,859 0 Total assets 582,146,731 572,025,855 The accompanying notes form an integral part of these consolidated financial statements. 185

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 191 3 Consolidated balance sheet (continued) as at 31 December 2024 (in EUR ’000) Liabilities and equity 31.12.2024 31.12.2023 Liabilities 1. Amounts owed to credit institutions (Note H.1) a) repayable on demand 750,387 1,094,567 b) with agreed maturity or periods of notice 107,298 1,052,802 857,685 2,147,369 2. Amounts owed to customers (Note H.2) a) repayable on demand 3,090,263 1,912,580 b) with agreed maturity or periods of notice 120,508 159,560 3,210,771 2,072,140 3. Debts evidenced by certificates (Note I) a) debt securities in issue 433,990,524 422,282,039 b) others 8,070,213 9,462,996 442,060,737 431,745,035 4. Derivative liabilities (Note Q) 30,173,347 34,337,466 5. Other liabilities (Note G.2) 5,004,934 5,505,607 6. Deferred income (Note F) 752,055 666,671 7. Provisions a) pension plans and health insurance scheme (Note J) 6,702,429 6,473,001 b) provisions for guarantees issued and commitments (Note D) 74,391 62,112 6,776,820 6,535,113 Total liabilities 488,836,349 483,009,401 Equity 8. Capital (Note W) a) subscribed 248,795,607 248,795,607 b) uncalled -226,604,892 -226,604,892 22,190,715 22,190,715 9. Reserves a) reserve fund 24,879,561 24,879,561 b) additional reserves 24,820,946 24,257,413 c) fair value reserve 1,277,500 973,274 d) special activities reserve 12,665,555 11,194,601 e) general loan reserve 2,281,423 1,883,372 65,924,985 63,188,221 10. Profit for the financial year (Note K) 3,748,803 2,272,050 Total equity attributable to the equity holders of the Bank 91,864,503 87,650,986 11. Non-controlling interests 1,445,879 1,365,468 Total equity 93,310,382 89,016,454 Total liabilities and equity 582,146,731 572,025,855 The accompanying notes form an integral part of these consolidated financial statements. 186

2024 FINANCIAL REPORT 192 4 Consolidated income statement for the year ended 31 December 2024 (in EUR ‘000) 2024 2023 1. Interest and similar income (Note L) (1) 26,717,813 25,379,428 2. Interest expense and similar charges (Note L) -23,572,724 -22,546,837 Net interest income 3,145,089 2,832,591 3. Fee and commission income (Note O) 759,502 688,411 4. Fee and commission expense (Note O) -315,508 -365,321 Net fee and commission income 443,994 323,090 5. Income from shares and other variable-yield securities 998,419 681,570 6. Result on financial operations (Note M) 904,291 238,717 7. Net other operating income and expense (Note N) 170 2,283 8. Change in impairment on loans and advances and provisions for guarantees, net of reversals (Notes D.2, D.4) -9,931 -232,435 9. Change in impairment on transferable securities held as financial fixed assets, shares and other variable-yield securities, -1,898 -1,228 10. General administrative expenses (Note P) a) staff costs -1,135,268 -1,029,315 b) other administrative expenses -389,217 -367,751 -1,524,485 -1,397,066 11. Depreciation and amortisation: property, furniture and equipment and intangible assets (Note E) a) property, furniture and equipment -71,744 -70,161 b) intangible assets -51,967 -35,854 -123,711 -106,015 12. Profit for the financial year 3,831,938 2,341,507 Attributable to: Non-controlling interests 83,135 69,457 Equity holders of the Bank 3,748,803 2,272,050 (1) For the year ended 31 December 2024, "Interest and similar income" included EUR '000 16,045,179 (2023: EUR '000 14,613,519) calculated on assets held at amortised cost based on effective interest method. The accompanying notes form an integral part of these consolidated financial statements. 187

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 193 5 Consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2024 (in EUR ’000) 2024 2023 Profit for the financial year 3,831,938 2,341,507 Other comprehensive income Items that will not be reclassified to profit or loss: Remeasurements of defined benefit liability (Note J) 186,430 -395,062 Changes in fair value attributable to change in the own credit risk of financial liabilities designated at fair value through profit or loss - fair value reserve (Note R) 319,196 37,540 Net gains / losses on investment in equity instruments designated at fair value through other comprehensive income (Note B.3) 13,326 99,293 Items that are or may be reclassified to profit or loss: Changes in fair value attributable to the currency basis spread of hedging derivatives - fair value reserve (Note Q) -25,075 86,685 Changes in fair value attributable to the cash flow hedging derivatives - fair value reserve (Note Q) -518 668 Total other comprehensive income 493,359 -170,876 Total comprehensive income 4,325,297 2,170,631 Attributable to: Non-controlling interests 88,682 59,493 Equity holders of the Bank 4,236,615 2,111,138 The accompanying notes form an integral part of these consolidated financial statements. 188

Consolidated statement of changes in equity

for the year ended 31 December 2024 (in EUR '000)

	Subscribed capital	Uncalled capital	Reserve Fund	Additional reserves	Fair value reserve	Special activities reserve	General loan reserve	Result of the year before appropriation	Total	Non-controlling interests	Total consolidated equity
Balance at 1 January 2023	**248,795,607**	**-226,604,892**	**24,879,561**	**22,998,138**	**750,044**	**10,303,216**	**2,115,966**	**2,326,985**	**85,564,625**	**1,310,668**	**86,875,293**
Comprehensive income											
Profit for the financial year	0	0	0	0	0	0	0	2,272,050	2,272,050	69,457	2,341,507
Other comprehensive income	0	0	0	-385,098	224,186	0	0	0	-160,912	-9,964	-170,876
Total comprehensive income	**0**	**0**	**0**	**-385,098**	**224,186**	**0**	**0**	**2,272,050**	**2,111,138**	**59,493**	**2,170,631**
Appropriation of prior year's result	**0**	**0**	**0**	**1,668,194**	**0**	**891,385**	**-232,594**	**-2,326,985**	**0**	**0**	**0**
Other	0	0	0	-23,821	-956	0	0	0	-24,777	0	-24,777
Transactions with owners of the Group											
Movement of non-controlling interest subsidiary	0	0	0	0	0	0	0	0	0	-4,693	-4,693
Total transactions with owners of the Group	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**-4,693**	**-4,693**
Balance at 31 December 2023	**248,795,607**	**-226,604,892**	**24,879,561**	**24,257,413**	**973,274**	**11,194,601**	**1,883,372**	**2,272,050**	**87,650,986**	**1,365,468**	**89,016,454**
Comprehensive income											
Profit for the financial year	0	0	0	0	0	0	0	3,748,803	3,748,803	83,135	3,831,938
Other comprehensive income	0	0	0	180,884	306,928	0	0	0	487,812	5,547	493,359
Total comprehensive income	**0**	**0**	**0**	**180,884**	**306,928**	**0**	**0**	**3,748,803**	**4,236,615**	**88,682**	**4,325,297**
Appropriation of prior year's result	**0**	**0**	**0**	**403,045**	**0**	**1,470,954**	**398,051**	**-2,272,050**	**0**	**0**	**0**
Other	0	0	0	-20,396	-2,702	0	0	0	-23,098	0	-23,098
Transactions with owners of the Group											
Movement of non-controlling interest subsidiary	0	0	0	0	0	0	0	0	0	-8,271	-8,271
Total transactions with owners of the Group	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**-8,271**	**-8,271**
Balance at 31 December 2024	**248,795,607**	**-226,604,892**	**24,879,561**	**24,820,946**	**1,277,500**	**12,665,555**	**2,281,423**	**3,748,803**	**91,864,503**	**1,445,879**	**93,310,382**

The accompanying notes form an integral part of these consolidated financial statements.

189 2024 FINANCIAL REPORT

Consolidated cash flow statement

for the year ended 31 December 2024 (in EUR '000)

	2024	2023
A. Cash flows from operating activities:		
Profit for the financial year	**3,831,938**	**2,341,507**
Adjustments for:		
Change in impairment on loans and advances and provisions for guarantees (Notes D.2, D.4)	9,931	232,435
Depreciation and amortisation on property, furniture and equipment and intangible assets, and write-off (Note E)	123,973	106,054
Change in impairment on transferable securities held as financial fixed assets, shares and other variable-yield securities	1,898	1,228
Change in fair value adjustment of debt securities	-66,039	-136,821
Change in provisions on pension plans and health insurance scheme (Note J)(*)	278,441	205,753
Unrealised loss on loans and associated swaps (Note M.1)	35,362	126,671
Unrealised loss on borrowings and associated swaps (Note M.1)	83,168	144,651
Unrealised gain on other derivatives (Note M.1)	-995,429	-508,855
Net interest income (Note L.1)	-3,145,089	-2,832,591
Effect of exchange rate changes	72,772	-651
	230,926	**-320,619**
Disbursements of loans and advances to credit institutions and customers	-53,584,105	-48,514,708
Repayments of loans and advances to credit institutions and customers	45,339,242	43,574,663
Change in other loans and advances (Note C)	18,227,061	-19,293,728
Change in deposit with Central Bank of Luxembourg to cover minimum reserve requirement (Note B.1)	105,328	-122,729
Change in treasury operational portfolios	3,139,106	-12,676,334
Change in amounts owed to credit institutions and customers (Note H)	-150,020	-2,714,415
Payments and annual contributions during the year (Note J)(*)	99,301	78,025
Change in interest accrued on cash and cash equivalents	454,395	-527,699
Change in other assets and other liabilities and change in prepayments and accruals	-120,197	-1,713,773
Interest received	25,824,029	21,997,418
Interest paid	-21,835,414	-19,650,916
Net cash generated from/(used in) operating activities	**17,729,652**	**-39,884,815**
B. Cash flows from investing activities:		
Securities in Long-Term HQLA Portfolio purchased during the year	-2,521,418	-2,026,516
Securities from Long-Term HQLA Portfolio matured or sold during the year	115,000	9,000
Purchase of loan substitutes and ABS portfolio EIF included in the debt securities portfolios	-5,245,308	-5,538,597
Redemption of loan substitutes and ABS portfolio EIF included in the debt securities portfolios	4,451,563	3,929,239
Additions on shares and other variable-yield securities (Note B.3)	-2,856,456	-2,746,960
Reflows on shares and other variable-yield securities (Note B.3)	1,678,515	1,471,603
Purchase of property, furniture and equipment and intangible assets (Note E)	-187,363	-129,237
Net cash used in investing activities	**-4,565,467**	**-5,031,468**
C. Cash flows from financing activities:		
Issuance of debts evidenced by certificates	106,720,276	112,247,710
Redemption of debts evidenced by certificates	-106,488,673	-106,254,511
Member States' contribution	319,700	319,700
Subscription of EIF shares	0	-30,518
Sale of EIF shares	2,983	0
Dividend paid to non-controlling interests	-9,247	-5,348
Payment of lease liabilities	-46,759	-20,835
Net cash generated from financing activities	**498,280**	**6,256,198**
Summary statement of cash flows:		
Cash and cash equivalents at beginning of financial year	**25,573,322**	**63,988,410**
Net cash from:		
Operating activities	17,729,652	-39,884,815
Investing activities	-4,565,467	-5,031,468
Financing activities	498,280	6,256,198
Effect of exchange rate changes on cash held	-199,694	244,997
Cash and cash equivalents at end of financial year	**39,036,093**	**25,573,322**
Cash and cash equivalents are composed of:		
Cash in hand, balances with central banks and post office banks, excluding deposit with Central Bank of Luxembourg to cover minimum reserve requirement (Note B.1)	11	13
Money market securities (Note B.2)	0	49,891
Loans and advances to credit institutions and customers:		
Repayable on demand	1,659,548	1,145,899
Other loans and advances (Note C)	37,376,534	24,377,519
	39,036,093	**25,573,322**

(*) Prior year figures have been amended for comparative purpose.

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 190

Consolidated cash flow statement (continued)

for the year ended 31 December 2024 (in EUR '000)

(In EUR '000)	31.12.2023	Cash flows	Non-cash changes			31.12.2024
			Exchange adjustments	Fair value adjustments	Other changes	
Long-term borrowings(*)	406,974,453	1,591,893	7,084,377	2,285,038	0	417,935,761
Lease liability	126,341	-46,759	-20,880	5,002	72,307	136,011
Short-term borrowings(*)	24,770,582	-1,360,291	716,211	-1,526	0	24,124,976
Changes in liabilities arising from financing activities	**431,871,376**	**184,843**	**7,779,708**	**2,288,514**	**72,307**	**442,196,748**

(*) Long-term borrowings and short-term borrowings represent the total of "*Debts evidenced by certificates*" (Note I).

(In EUR '000)	31.12.2022	Cash flows	Non-cash changes			31.12.2023
			Exchange adjustments	Fair value adjustments	Other changes	
Long-term borrowings(*)	409,075,357	-10,709,103	-2,596,851	11,205,050	0	406,974,453
Lease liability	97,022	-20,835	-1,747	933	50,968	126,341
Short-term borrowings(*)	8,342,605	16,702,302	-274,325	0	0	24,770,582
Changes in liabilities arising from financing activities	**417,514,984**	**5,972,364**	**-2,872,923**	**11,205,983**	**50,968**	**431,871,376**

(*) Long-term borrowings and short-term borrowings represent the total of "*Debts evidenced by certificates*" (Note I).

The accompanying notes form an integral part of these consolidated financial statements.

191 **2024** FINANCIAL REPORT

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 196 8 Consolidated cash flow statement (continued) for the year ended 31 December 2024 (in EUR ‘000) Non-cash changes (In EUR '000) 31.12.2023 Cash flows Exchange adjustments Fair value adjustments Other changes 31.12.2024 Long-term borrowings(*) 406,974,453 1,591,893 7,084,377 2,285,038 0 417,935,761 Lease liability 126,341 -46,759 -20,880 5,002 72,307 136,011 Short-term borrowings(*) 24,770,582 -1,360,291 716,211 -1,526 0 24,124,976 Changes in liabilities arising from financing activities 431,871,376 184,843 7,779,708 2,288,514 72,307 442,196,748 (*) Long-term borrowings and short-term borrowings represent the total of "Debts evidenced by certificates" (Note I). Non-cash changes (In EUR '000) 31.12.2022 Cash flows Exchange adjustments Fair value adjustments Other changes 31.12.2023 Long-term borrowings(*) 409,075,357 -10,709,103 -2,596,851 11,205,050 0 406,974,453 Lease liability 97,022 -20,835 -1,747 933 50,968 126,341 Short-term borrowings(*) 8,342,605 16,702,302 -274,325 0 0 24,770,582 Changes in liabilities arising from financing activities 417,514,984 5,972,364 -2,872,923 11,205,983 50,968 431,871,376 (*) Long-term borrowings and short-term borrowings represent the total of "Debts evidenced by certificates" (Note I). The accompanying notes form an integral part of these consolidated financial statements. EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 197 9 European Investment Bank Group Notes to the consolidated financial statements as at 31 December 2024 The European Investment Bank (the ‘Bank’ or ‘EIB’) was created by the Treaty of Rome in 1958 as the long term lending bank of the European Union (‘EU’). The task of the Bank is to contribute towards the integration, balanced development and economic and social cohesion of the EU Member States. The EIB raises substantial volumes of funds on the capital markets and lends these funds on favourable terms to projects furthering EU policy objectives. The EIB continuously adapts its activities to developments in EU policies. The Bank has its registered office at 98-100, boulevard Konrad Adenauer, L-2950 Luxembourg. The Bank and its subsidiary are defined as the ‘Group’ or ‘EIB Group’ as per Note A.4.1. The subsidiary held by the Bank is disclosed in Note B.4.1. Note A – Material accounting policies A.1. Basis of preparation A.1.1. Statement of compliance The European Investment Bank Group’s consolidated financial statements (the ’Financial Statements’) have been prepared on a going concern basis and in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’) and adopted by the European Union (hereafter referred to as ‘IFRS’ accounting standards). The Financial Statements as at 31 December 2024 include the consolidated balance sheet, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated cash flow statement and the notes to the consolidated financial statements. Segment reporting is contained in the notes. Risk reporting pursuant to IFRS 7 is primarily performed using a separate report on the opportunities and risks of future developments (risk report) as part of the management report. On a proposal from the Management Committee, the Board of Directors adopted the Financial Statements on 21 March 2025 and authorised their submission to the Board of Governors for approval by 25 April 2025. A.1.2. Basis of measurement The consolidated financial statements have been prepared on an amortised cost basis, except for derivative financial instruments, financial assets at fair value through other comprehensive income, financial assets and liabilities designated at fair value through profit or loss, financial instruments mandatorily measured at fair value through profit or loss and financial guarantees, which have been measured at the higher of the amount initially recognised less amortisation (when appropriate) under IFRS 15 and the loss allowance determined in accordance with IFRS 9. The receiver leg of financial guarantees is measured at fair value through profit or loss by discounting the future cash flows according to IFRS 9. The amortised cost (‘AC’) of financial assets and financial liabilities, designated as hedged items in qualifying fair value hedging relationships, are adjusted for hedging gains or losses. The liability for the defined-benefit obligation is recognised as the present value of the defined-benefit obligation, plus any unrecognised actuarial gains, less any unrecognised past service cost or unrecognised actuarial losses. The Financial Statements are presented in euro (‘EUR’) rounded to the nearest thousand, unless otherwise indicated. A.1.3. Bank’s exposure to the United Kingdom (‘UK’) On 29 March 2017, the United Kingdom notified the European Council of its decision to withdraw from the European Union (‘EU’) pursuant to Article 50 of the Treaty on European Union (‘TEU’). As of 1 February 2020, in accordance with Article 50 TEU and the Agreement on the withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community (the “Withdrawal Agreement”), the United Kingdom ceased to be an EU Member State. The withdrawal of the United Kingdom from the EU automatically resulted in the termination of its membership of the European Investment Bank (‘EIB’) and its share of the EIB’s subscribed capital. Effective 1 February 2020, the share of the United Kingdom in respect of the EIB’s subscribed capital was fully replaced by a pro rata capital increase of the remaining EU Member States. This capital replacement (Symmetrical Capital Replacement) covered both the called part as well as the uncalled part of the subscribed capital of the United Kingdom in the EIB. The replacement of the called part was financed by converting EIB reserves into called subscribed capital. As a result of the capital increase, each remaining EU Member State increased pro rata its uncalled (but callable) stake in the EIB’s subscribed capital. In addition, the capital subscribed by Poland and Romania in the EIB increased by EUR 5,386,000,000 and EUR 125,452,381, respectively. This capital increase (Asymmetrical Capital Increase) took effect on 1 March 2020, one month after the withdrawal of the United Kingdom from the EU. Poland and Romania are paying the called portion of their increase in the EIB’s subscribed capital and contribute to the EIB reserves in ten equal semi-annual instalments. 192

2024 FINANCIAL REPORT 198 10 The Withdrawal Agreement contains, among other things, several provisions governing the financial settlement in respect of the EIB as a result of the termination of UK membership of the EIB. In accordance with the provisions laid down in Article 150 of the Withdrawal Agreement, the United Kingdom shall remain liable, under its former share of the subscribed capital in the EIB, for the EIB’s pre-withdrawal exposure. In this respect as at 31 December 2024, the EIB’s pre-withdrawal exposure amounts to EUR 343,688 million, whereas the limit of the United Kingdom’s liability amounts to EUR 39,195 million. The United Kingdom also remains liable for other EIB risks as long as such risks are not related to post-withdrawal lending. In addition, in accordance with the provisions laid down in Article 150 of the Withdrawal Agreement, the EIB is paying to the United Kingdom on behalf of the EU an amount equal to the UK share of the called capital of the EIB in twelve annual instalments. Except for such repayment of the UK called capital, the EIB shall not be obliged to make any other payment, return or remuneration to the United Kingdom in connection with the termination of its membership of the EIB or on account of the retention by the United Kingdom of certain liabilities as described in the relevant provisions of the Withdrawal Agreement. A.2. Significant accounting judgments, assumptions and estimates In preparing the consolidated Financial Statements, the Management Committee is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and disclosure of contingent assets and liabilities. Use of available information and application of judgment are inherent in the formation of estimates. Actual results in the future could differ from such estimates and the differences may be material to the Financial Statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions estimates are recognised prospectively. The most significant use of judgments and estimates is as follows: Fair value of financial instruments Where the fair values of financial instruments recorded on the consolidated balance sheet cannot be derived from active markets, they are determined using a variety of valuation techniques that include the use of mathematical models. The input to these models is taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include model choice and considerations of liquidity and model inputs such as correlation and volatility for longer dated derivatives (Note A.4.6). Impairment losses on financial instruments The expected credit loss (‘ECL’) measurement requires management to apply significant judgments, in particular, the assessment of a significant increase in credit risk since initial recognition, the incorporation of forward looking information and further the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses. These estimates are driven by a number of factors, which can result in significant changes in the timing and amount of allowance for credit loss to be recognised (Note A.4.4); relevant assumptions on the effects on impairment resulting from the general context of uncertainty and various risks resulting from the current geopolitical and economic environment are detailed in Note A.4.4 and Note S. Valuation of unquoted equity investments Valuation of unquoted equity investments is normally based on one of the following: • recent arm’s length market transactions; • current fair value of another instrument that is substantially the same; • the expected cash flows discounted at current rates applicable for items with similar terms and risk characteristics; or • other valuation models. The determination of the cash flows and discount factors for unquoted equity investments requires significant estimation. The Group calibrates the valuation techniques periodically and tests them for validity using either prices from observable current market transactions in the same instrument or from other available observable market data (Note A.4.6). Pension and other post-employment benefits The cost of defined-benefit pension plans and other post-employment medical benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, mortality rates and future salary and pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty (Note A.4.14). Consolidation of entities in which the Group holds an interest When assessing whether there is control over an investee entity, except the percentage of voting rights held, the Group also considers whether it has power over the investee’s returns as well as the ability to use such power over the investee to affect those returns. Consideration is given to whether there is ability to direct the relevant activities and take decisions via representation on the board of directors or equivalent executive, non-executive or governing bodies of the investee or whether the Group has substantive rights to remove decision making bodies of the investee. The Group made judgments that none of the entities (except for the European Investment Fund (‘EIF’), in which it holds an interest, are controlled by the Group at the end of the year based on its aggregate economic interests in the individual entities (comprising any carried interests and expected management fees) and the rights to remove the decision making body. In all cases, based on the assessment of the aforementioned factors, the Group is not able to control individually either the General Partner or the Fund Manager or the Management Board which have sole responsibility for the management and control of the activities and affairs of the investees and have the power and authority to do whatever necessary to carry out the purpose and objectives of the investees (Note B.4). 193

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 199 11 A.3. Changes in accounting standards Except for the changes below, the Group has consistently applied the accounting policies set out in Note A.4. to all periods presented in these consolidated financial statements. New and amended standards adopted by the Group The following amendments to existing standards, became effective for the Group’s consolidated financial statements as of 1 January 2024: • Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Supplier Finance Arrangements; • Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants; • Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback. The amendments listed above did not have any material impact on the Group’s financial statements. New standards, amendments, and interpretations not yet adopted by the Group As at 31 December 2024, the following amendments to existing Standards had been issued but were not mandatory for annual reporting periods ending on 31 December 2024: Amendments to existing Standards endorsed by the EU, and which are effective for annual periods beginning on or after 1 January 2025: • Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability. New standards and amendments to existing Standards not yet endorsed by the EU: • Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7); • Annual Improvements Volume 11; • IFRS 18 Presentation and Disclosure in Financial Statements; • IFRS 19 Subsidiaries without Public Accountability: Disclosures; • Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale of Contribution of Assets between an Investor and its Associate or Joint Venture. At the date of authorisation of these consolidated financial statements none of the above listed standards or amendments to existing standards have been adopted early by the Group and no Interpretations have been issued that are applicable and need to be considered by the Group at either reporting date. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement, and that there will be not any material impact on the Group’s financial statements. A.4. Summary of material accounting policies A.4.1. Basis of consolidation Subsidiaries Subsidiaries are all entities directly or indirectly controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All significant subsidiaries are included in the consolidated financial statements under IFRS, while entities immaterial to the Group are excluded from the scope of consolidation. The financial statements of any subsidiary are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. The Financial Statements of the EIB Group comprise those of the European Investment Bank (the ‘Bank’ or ‘EIB’) and those of its subsidiary, the European Investment Fund (the ‘Fund’ or ‘EIF’). The financial statements of its subsidiary are prepared for the same reporting year as the Bank, using consistent accounting policies. The Bank exercises control over the EIF and therefore has applied the principles provided for under IFRS 10 in preparing consolidated financial statements. Hence, the Group consolidates the financial statements of the EIB and the EIF line by line by adding together like items of assets, liabilities, equity, income and expenses. Non-controlling interests Under IFRS, non-controlling interests are measured at their proportionate share of the subsidiaries net identifiable assets. They represent the portion of profit or loss and net assets not owned, directly or indirectly, by the Bank. The non-controlling interest attributable to the European Commission (‘EC’) as one of the minority shareholders of the EIF is presented separately in the consolidated balance sheet under “Equity attributable to non-controlling interests” and consolidated income statement under “Profit attributable to non-controlling interests”. Commitment on EIF shares held by third party investors Under the terms of a replacement share purchase undertaking (‘RSPU’) in respect of the shares held by the EIF’s non-controlling shareholders other than the EC, the EIB is offering to buy these on an annual basis. The exercise price is determined on the basis of the audited annual accounts of the EIF and corresponds to the part of each share in the called capital of the EIF, increased by the share premium account, the statutory reserves, the retained earnings, the fair value reserve and the profit for the year, net of the dividend decided by the EIF’s General Meeting (see also Note G). Under IFRS, the RSPU is considered as a written put option over the above non-controlling interest, reflecting a contractual obligation to pay cash in the future to purchase the EIF shares from this minority shareholder group. As per IAS 32, such an arrangement gives rise to a financial liability in the amount of the present value of the redemption amount even if the payment of that cash is conditional on the option being exercised by the holder. 194

2024 FINANCIAL REPORT 200 12 Accordingly, under IFRS, the commitment is reclassified from “Non-controlling interests” and a corresponding financial liability in the amount of the fair value of the option’s exercise price (equivalent to the yearly established agreed price) is recognised under “Other liabilities” and attributed to owners of the parent. Subsequently, this financial liability is measured in accordance with IFRS 9, i.e. any changes in the fair value of the financial liability subsequent to the acquisition date are recognised in the consolidated income statement under “Interest expense and similar charges”. Any excess or deficit of non-controlling interest over the agreed price is reclassified to “consolidated reserves”. Interests in associates and joint ventures The Group’s interests in investees comprise interests in associates and joint ventures. Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than the rights to its assets and obligations for its liabilities. The accounting treatment for associates and joint ventures is further explained in Note A.4.8.6. Transactions eliminated on consolidation After aggregation of the balance sheet and the income statement accounts, all intra-group balances and transactions, income and expenses resulting from intra-group transactions are eliminated. A.4.2. Foreign currency translation The consolidated Financial Statements are presented in euro (‘EUR’), as the functional currency of the Group and unit of measurement for the capital accounts of the Member States. The Group conducts its operations in euro, in other currencies of the Member States and in non-EU currencies. Its resources are derived from its capital, borrowings and accumulated earnings in various currencies. Foreign currency transactions are translated at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in currencies other than euro are translated into euro at the exchange rate prevailing at the balance sheet date. The gain or loss arising from such translation is recorded in the consolidated income statement under “Result on financial operations”. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Exchange differences on non-monetary financial assets are a component of the change in their fair value. Depending on the classification of a non-monetary financial asset, exchange differences are either recognised in the consolidated income statement or within the equity reserves. Exchange differences arising on the settlement of transactions at rates different from those at the date of the transaction and unrealised foreign exchange differences on unsettled foreign currency monetary assets and liabilities are recognised in the consolidated income statement under “Result on financial operations”. A.4.3. Classification and measurement Financial assets and financial liabilities At initial measurement, the Group measures a financial asset or a financial liability at fair value plus or minus, for an item that is not at fair value through profit or loss (‘FVTPL’), transaction costs that are directly attributable to its acquisition or issue. The fair value at initial recognition is generally its cost. On initial recognition, a financial asset is classified as measured at amortised cost (‘AC’), fair value through other comprehensive income (‘FVOCI’) or FVTPL and a financial liability is classified as measured at AC or FVTPL. Under IFRS 9, classification starts with determining whether the financial asset shall be considered as a debt or equity instrument. IFRS 9 refers to the definitions in IAS 32 Financial Instruments: Presentation. Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective according to IAS 32, such as loans, government and corporate bonds. A debt instrument is classified at amortised cost if it meets both of the following conditions and is not designated as at fair value through profit or loss: • the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and • the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (‘SPPI criteria’). A debt instrument is classified at fair value through other comprehensive income only if it meets both of the following conditions and is not designated as at fair value through profit or loss: • the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and • the contractual terms of the financial asset give rise on specific dates to cash flows that are fulfilling the SPPI criteria. The above requirements should be applied to an entire financial asset, even if it contains an embedded derivative. Equity instruments are instruments that meet the definition of equity from the issuer’s perspective according to IAS 32, that is, instruments that do not contain a contractual obligation to pay and that evidence a residual interest in the issuer’s net assets. On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in other comprehensive income. This election is made on an investment-by-investment basis. 195

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 201 13 All other financial assets are classified as measured at fair value through profit or loss. A financial liability is measured at amortised cost except for financial liabilities: • that are mandatorily measured at fair value through profit or loss (for example, derivative liabilities); and • that are designated as measured at fair value through profit or loss. On initial recognition the Group may irrevocably designate a financial asset or liability that otherwise meets the requirements to be measured at amortised cost as at fair value through profit or loss (so called “fair value option” (‘FVO’) when elected or FVTPL) if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise or if the financial assets and financial liabilities are managed and its performance is evaluated on a fair value basis. The main financial instruments designated at the FVO are hedged loans and debts evidenced by certificates that are not eligible for hedge accounting. For the purpose of disclosure requirements, the Group has defined the classes of financial instruments based on similarity of characteristics. Business model assessment The EIB Group makes an assessment of the objective of a business model in which a debt instrument is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes: • the stated policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether management´s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realising cash flows through the sale of the assets; • how the performance of the portfolio is evaluated and reported to the Group’s management; • the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and • the frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectation about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of how the Group’s stated objective for managing the financial assets is achieved and how cash flows are realised. Solely payment of principal and interests (‘SPPI’) criteria For the purpose of this assessment, ‘principal’ is defined as the fair value of the debt instrument on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (such as liquidity risk and administrative costs), as well as profit margin. In assessing whether the contractual cash flows are solely payments of principal and interest, the EIB Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. Derecognition The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expired. On derecognition of a financial asset or financial liability, the difference between the carrying amount of the asset or liability (or the carrying amount allocated to the portion of the asset or liability derecognised) and the sum of (i) the consideration received or paid and (ii) any cumulative gain or loss that had been recognised in other comprehensive income is recognised in profit or loss except for the cumulative gains or losses recognised in other comprehensive income for equity investments measured at fair value through other comprehensive income which are transferred to the additional reserves rather than to the income statement on disposal. Reclassification Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Group changes its business model for managing financial assets. Modification A financial asset measured at amortised cost is considered modified when its contractual cash flows are renegotiated or otherwise modified. Renegotiation or modification may or may not lead to derecognition of the old and recognition of the new financial instrument. A substantial contractual modification on the cash flows of a financial asset measured at amortised cost which results in the derecognition of the financial asset, leads to the recognition of the new financial asset at its fair value, and the recording of the modification gain or loss impact in the consolidated income statement under “Result on financial operations”. A contractual modification is deemed substantial if the discounted present value of the cash flows under the revised terms (discounted using the original effective interest rate) is at least 10% different from the discounted present value of the remaining cash flows of the original financial asset. Qualitative factors such as a change in the currency on which the financial asset is denominated and conversion features are also considered. Offsetting The Group offsets financial assets and liabilities in the Group's consolidated balance sheet if the corresponding criteria under IAS 32 are met. Furthermore, the financial assets and liabilities might be subject to a legally enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated balance sheet. The similar agreements include global master repurchase agreements. Similar financial instruments include repurchase agreements and reverse repurchase agreements. 196

2024 FINANCIAL REPORT 202 14 A.4.4. Impairment IFRS 9 is based on a forward-looking ‘expected credit loss’ (‘ECL’) model. This requires judgment as to how changes in economic factors affect expected credit losses, which are determined on a probability-weighted basis. Within the Group, the IFRS 9 impairment model applies to financial assets measured at amortised cost as well as to off-balance sheet commitments and financial guarantees. Under IFRS 9, loss allowances are measured on either of the following bases: • 12-month ECL’s: these are the ECLs that result from possible default events within the 12 months after the reporting date; and • Lifetime ECL’s: these are the ECLs that result from all possible default events over the expected life of a financial instrument. The IFRS 9 standard sets out a “three-stage” model for impairment based on changes in credit quality since initial recognition. Financial instruments are classified in Stage 1 except for those instruments for which significant increase in credit risk (‘SICR’) since initial recognition is identified. This includes both quantitative and qualitative information and analysis, based on the Group’s expertise, including forward-looking information. Further details on credit risk policies are detailed under Note S.2. The Group’s assessment of the significant increase in credit risk is based on a sequential approach which is using counterparty or instrument specific information consistent to the policies laid out in the Credit Risk Guidelines (‘CRG’) and the Financial Monitoring Guidelines and Procedures (‘FMGPs’), notably covering early warning trigger, internal rating (a decrease of 3 notches or more when compared to the historical internal rating for counterparties which current internal rating is below investment grade) and arrears (more than 30 days past due). The Group considers that any general context of uncertainty and various risks resulting from the current geopolitical and economic environment are reflected within the existing forward-looking ECL model which is deemed sufficiently robust to factor in such extreme events. Notably, respective impacts, if any, have been directly captured into parametric estimates (Point-in-Time PDs/LGDs) via downgrade rates and macroeconomic scenarios. If significant increase in credit risk has occurred, the financial instrument is moved to Stage 2 but is not yet deemed to be credit-impaired. If the financial instrument is credit-impaired, the financial instrument is then moved to Stage 3. To identify Stage 3 exposures, the Bank determines whether or not there is objective evidence of a non-performing exposure. For that, the Group considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group or the borrower is past due more than 90 days on any material credit obligation to the Group. In this respect, a financial asset is considered credit impaired when it is determined that it is probable that the Group will not be able to collect all amounts due according to the original contractual terms or an equivalent value. Individual credit exposures are evaluated based upon the borrower’s characteristics, overall financial condition, resources and payment record, the prospects for support from any financially responsible guarantors and, where applicable, the realisable value of any collateral. All impaired claims are reviewed and analysed at least semi-annually. Any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates will result in a change in the provision for credit losses and be charged or credited to the consolidated income statement. An allowance for impairment is reversed only when the credit quality has improved such that there is reasonable assurance of timely collection of principal and interest in accordance with the original contractual terms of the claim agreement. A write-off is made when all or part of a claim is deemed uncollectible or forgiven. Write-offs are charged against previously established impairments or directly to the consolidated income statement and reduce the principal amount of a claim. Recoveries in part or in full of amounts previously written off are credited to the consolidated income statement. Financial assets that are written off could still be subject to enforcement activities in order to comply with the Group's procedures for recovery of amounts due. Measuring ECL – Inputs, Assumptions and Techniques Lifetime ECL measurement applies to Stage 2 and Stage 3 assets, while 12-month ECL measurement applies to Stage 1 assets. The measurement of the expected credit losses was performed based on the following credit risk parameters: • Probability of default (‘PD’); • Loss Given default (‘LGD’); and • Exposure at default (‘EAD’). The probability of default represents the likelihood of a counterpart defaulting on its financial obligation, either over the next 12 months, or over the remaining lifetime of the obligation. PD is an estimate at a certain date, which is calculated based on statistical rating models, and assessed using rating tools tailored to the various categories of counterparties and exposures. Ratings are primary input into the determination of the term structure of probability of default for exposures. The Group collects performance and default information about its credit risk exposures. The collected data are segmented by industry and region. Different industries and regions reacting in a homogenous manner to changes in the credit conditions and macroeconomic environment are analysed together. The Group employs statistical models to estimate the multi-period probability of default incorporating macroeconomic projections. The loss given default represents the expectation of the ratio of the loss on an exposure due to the default of a counterparty to the amount outstanding at default. Loss given default can be also defined as “1 - Recovery Rate”. LGD estimates are determined mainly by geography and by type of counterparty, with five main exposure classes: Sovereigns, Public Institutions, Financial Institutions, Corporate and Project Finance. LGD values can be further adjusted based on the product and contract specific features of the exposure. The Group incorporates forward-looking information into both its assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and its measurement of expected credit losses. For the measurement of ECL, the Group has developed a conditional modelling approach for calculating PD term structures involving: • the definition of an economically reasonable link function between the credit cycle and macroeconomic variables, and • a set of three macro-economic scenarios (one baseline and two scenarios reflecting downturn and upturn in the economy) with multi-year potential realisation for the GDP and their associated likelihoods. 197

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 203 15 To generate macroeconomic scenarios, the Bank uses a macro semi-structural multi-country and multi-equation model of the global economy with country specific blocks. The central / baseline scenario is designed to be consistent with the most recent European Commission (‘EC’) forecasts. The positive and negative scenarios are designed around the central scenario by the deployment of the multi-country/multi-equation model. The scenarios are derived shocking GDP, which is the key measure of economic activity. The shocks to real GDP are calibrated to replicate the observed volatility of the variable. Also, expert judgment is applied, when appropriate, to refine the size and persistency of GDP shocks. As a result, shocks are determined together with a decay function to determine the impact of the shocks over time. Probabilities attached to each scenario are defined reflecting market (volatility) indicators and internally developed indicators/trackers deployed in a consistent manner over time to capture uncertainty. The EAD represents the expected exposure in the event of a default and is based on the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortisation. The EAD of a financial asset is its gross carrying amount. For lending commitments and financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract. Preferred creditor status (‘PCS’) The principle of the supremacy of EU primary law and the principle that the property of the EIB shall be exempt from all forms of requisition and expropriation, as enshrined in the EIB Statute, are deemed to guarantee a full recovery of the EU Sovereign Exposures on maturity. This financial protection and the benefit of the preferred creditor status result in no credit risk or impairment loss from Member States sovereign exposure or guarantees. However, similarly to other creditors, the EIB is bound by the majority decision based on collective action clauses (‘CAC’) included in debt instruments issued by EU Sovereigns. A.4.5. Derivatives and hedging activities The Group uses derivative instruments mainly for hedging market exposure on borrowings, treasury, and lending transactions, and also as part of its asset and liability management activities to manage exposures to interest rate and foreign currency risk, including exposures arising from forecast transactions. All derivative instruments of the Group are measured at fair value through profit or loss and are reported as derivative assets or liabilities. Accrued interest on derivatives is part of the fair value recorded. Fair values are obtained from market inputs, discounted cashflow models and option pricing models, which consider current market and contractual prices for the underlying instrument, as well as the time value of money, yield curve and volatility of the underlying. Changes in the fair value of derivatives are included in “Result on financial operations”. The Group’s hedging activities are designed to mitigate interest rate and currency risk by using swaps either to convert the interest rate risk profile, on assets and liabilities, into standard floating rate risk or to protect against volatility of future cash flows such as future interest receipts on floating-rate loans. Where the Group enters into a micro-hedge, each hedge relationship includes one or multiple hedged items, hedged fully or partially. Dependent on the hedging instrument, the hedged risk of the hedged item is determined as follows: • If using interest rate swap, only the interest rate risk with respect to the benchmark interest rate curve of the hedged item is hedged; and • If using a currency interest rate swap, the interest rate risk with respect to the benchmark interest rate curve and the currency risk with respect to the benchmark currency of the hedged item are hedged. From the three types of hedging relationships recognised by IFRS 9, the Group currently applies fair value and cash flow hedge accounting (the latter was introduced in February 2023). A fair value hedge is a hedge arrangement to mitigate risk related to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or a component of any such item, that is attributable to a particular risk and could affect profit or loss. The objective of hedge accounting is to represent, in the financial statements, the effect of the Group’s risk management activities that use financial instruments, on a micro-basis, to manage exposures arising from particular risks that could affect profit or loss. A cash flow hedge is an arrangement to mitigate risk related to the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability, an unrecognised firm commitment (currency risk only) or a highly probable forecast transaction and could affect profit or loss. The Group also hedges interest rate risk and basis risk on a macro basis as part of asset-liability management (‘ALM’) without application of hedge accounting. To qualify for hedge accounting, a hedge relationship has to consist of eligible hedging instruments and eligible hedged items. A derivative measured at fair value through profit or loss may be designated as a hedging instrument. The Group uses the following eligible hedging instruments and combinations of them: • Interest rate swaps; and • Currency swaps. A qualifying hedging instrument is designated in its entirety as a hedging instrument, with the exception that the foreign currency basis spread (‘CBS’) in case of currency swaps, which is separated and excluded from the designation. A hedged item can be a recognised asset or liability or an unrecognised firm commitment. The hedged item can be a single item or a group of items and can also be a component of such an item or group of items, but it must be reliably measurable. The following eligible hedged items are designated by the Group: • Borrowings; • Loan substitutes; • Loans; and • Treasury debt securities. The Group may also designate as hedged item or hedging instrument components of nominal amount of the aforementioned eligible financial assets and liabilities. 198

2024 FINANCIAL REPORT 204 16 In applying hedge of interest rate risk, the Group designates as hedged risk the contractually or non-contractually specified benchmark interest component that is separately identifiable and reliably measurable. On initial designation of the hedging relationship, the Group documents the relationship between hedging instruments and hedged items, including the risk management objective and strategy in undertaking the hedge, together with the method that will be used to assess the effectiveness of the hedging relationship on a continuous basis. A hedging relationship qualifies for hedge accounting if it meets all the following effectiveness requirements: • there is an economic relationship between the hedged item and the hedging instrument; • the effect of credit risk does not dominate the value changes that result from that economic relationship; and • the hedge ratio of the hedging relationship is the same as that resulting from the quantity of hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item. For fair value hedges the Group assesses the economic relationship between the hedged item and the hedging instrument with a qualitative analysis under which the critical terms of the hedging instrument and the hedged item match or are closely aligned, in which case the hedging relationship can be assumed highly effective. In certain circumstances, under which the critical terms of the hedged item do not match exactly with the critical terms of the hedging instrument, the hedge effectiveness is quantitatively assessed with the dollar offset method. For cash flow hedges the Group assesses whether the derivative designated in each hedging relationship is expected to be and has been effective in offsetting changes in cash flows of the hedged item under the hypothetical derivative method. To show that the effect of credit risk does not dominate the value changes that result from the economic relationship between hedged items and hedging instruments, the Group is assessing the creditworthiness holistically considering all circumstances for hedged items and hedging instruments. Hedge ineffectiveness is defined as the difference between the hedging gains or losses of the hedging instrument and the hedged item. Possible sources of ineffectiveness are as follows: • the CVA/DVA/CollVA of the swap, which is not reflected in the fair value of the hedged item attributable to the change in interest rate; • the different discount and forward curves used for the valuation of the hedging instruments and the hedged items; • minor deviations (within accepted thresholds) of the critical terms; and • as a result of the IBOR reform, minor one-time (2021 transition) valuation difference arising from the re-measurements of i) the hedging instrument following the application of the ISDA Fall-back Protocol amendments; and ii) the hedged item due to the adjustment of the discount curve for GBP, CHF and JPY LIBOR in 2021 as well as for USD in 2023. In case an economic hedge relation does not qualify for a hedge relation according to IFRS 9, the Group designates the hedged item irrevocably at the fair value option (‘FVO’) at deal inception to reduce a potential accounting mismatch, that is, the hedged items are measured subsequently at fair value through profit or loss (‘FVTPL’). When the Group designates a financial liability as the fair value option (‘FVO’), the amount of change in the fair value attributable to changes in its credit risk (so called “own credit adjustment”, ‘OCA’) is presented in other comprehensive income in the “fair value reserve” (Note R). Accounting for fair value hedges As long as a fair value hedge meets the qualifying criteria mentioned above, the hedging relationship shall be accounted for as follows: • the fair value gain or loss on the hedging instrument shall be recognised on consolidated balance sheet and in the consolidated income statement; and • the fair value hedge gain or loss on the hedged item shall adjust the carrying amount of the hedged item (if applicable) and be recognised in the consolidated income statement (so called “basis adjustment”). When a hedged item is an unrecognised firm commitment, the cumulative change in the fair value of the hedged item subsequent to its designation is recognised as an asset or a liability (recognised under respective consolidated balance sheet line, for example, loans and advances to customers) with a corresponding gain or loss recognised in the consolidated income statement. The designation of the hedge relationship and the calculation of the fair value of the hedged item start at trade date. In case of a late designation, the fair value gain or loss on the hedged item at the designation day is calculated and amortised in accordance with the effective interest method over the period of the hedge relationship. Subsequently, the accounting treatment follows the normal course of the hedging relationship described above. As allowed by IFRS 9, the Group separates the fair value of the foreign currency basis spread (‘CBS’) from the hedging instrument (‘CCIRS’) and applies a special treatment known as the cost of hedging approach, to the extent that it interrelates to the hedged item. The initial CBS of the hedging instrument, measured and stored at the date of designation, is amortised linearly over the residual lifetime of the hedge. Subsequent changes in the fair value of the CBS are recognised directly in a separate account within other comprehensive income. The fair value of the CBS converges at maturity to zero and therefore no amount recorded in other comprehensive income will have to be reclassified to the consolidated income statement. Typical reasons for a (partial) de-designation of a hedge relation are amendments of the contractual terms of the hedged items and/or hedging instruments, which lead to a violation of the hedge effectiveness criteria, partial prepayments/buy-backs/early expirations and an increase of credit risk, which lead to dominance of credit component of hedged item or hedging instrument. Termination may occur in case of full prepayment/full buy-back of the hedged item or any other event that will cause the hedged item to disappear from the consolidated balance sheet. The profit or loss result of fair value hedge accounting, which is recognised within “Result on financial operations” in the consolidated income statement, is also affected by the amortisation of initial CBS, due to the cost of hedging approach. Also included within this caption of the consolidated income statement are the gains and losses attributable to derivatives that the Group uses for hedging interest-rate risk on a macro basis, but for which the Group does not apply hedge accounting. Accounting for cash flow hedges If the cash flow hedge meets the qualifying criteria the hedging relationship shall be accounted for as follows: • The hedging instrument is re-measured at fair value and the gains or losses on the effective portion of the hedging instrument are recognised in other comprehensive income. These amounts will be taken to the fair value reserve as a separate component of equity. The amount recognised in the fair value reserve shall be the lower of the cumulative gain or loss on the hedging instrument from the inception of the hedge, and the cumulative change in the fair value of the expected cash flows on the hedged item from the inception of the hedge. • If the cumulative change in the hedging instrument exceeds the change in the hedged item, ineffectiveness will be recognised in the consolidated income statement for the excess, which is included under “Result on financial operations”. 199

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 205 17 • When cash flows relating to the hedged items (for example, interest income) are reported in the consolidated income statement, amounts in other comprehensive income are reclassified (‘recycled’) to the consolidated income statement under “Result on financial operations”. Typical reasons for a de-designation of a cash flow hedge relation are prepayments which may lead to a violation of the hedge effectiveness criteria, or an increase of credit risk, which lead to dominance of credit component of hedged item or hedging instrument. The accounting treatment where cash flow hedges are discontinued is as follows: • If the hedged cash flows are no longer expected to occur, then the amount in the fair value reserve is immediately reclassified from other comprehensive income to the consolidated income statement. • If the hedged cash flows are still expected to occur, then the amount accumulated in the fair value reserve is not reclassified until the hedged cash flows affect the consolidated income statement. If the hedged cash flows are expected to affect the consolidated income statement in multiple reporting periods, then the amount in the fair value reserve is reclassified from other comprehensive income to the consolidated income statement on a linear basis. A.4.6. Fair value of financial instruments Derivative financial instruments are initially recognised using the trade date basis. Fair value of financial instruments Fair value is the price that would be received on selling an asset or paid on transferring a liability in an orderly transaction between market participants at the measurement date in the principal, or in its absence, the most advantageous market to which the Group has access at that date. The fair value of a liability reflects its non-performance risk. When applicable, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where the fair values of financial assets and financial liabilities recorded on the consolidated balance sheet cannot be derived from active markets, they are determined using valuation techniques that include the use of mathematical models. The input to these models is taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. Portfolios of financial assets or financial liabilities that are exposed to market or credit risk that are managed by the Group on the basis of the net exposure to either market or credit risk are measured on the basis of a price that would be received on selling a net long position or paid on transferring a net short position for a particular risk exposure. These portfolio level adjustments are allocated to the individual assets and liabilities on the basis of the relative risk adjustment of each of the individual instruments in the portfolio. The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements: • Level 1: inputs that are unadjusted quoted market prices in active markets for identical instruments to which the Group has access; • Level 2: inputs other than quoted prices included within Level 1 that are observable either directly (that is, as prices) or indirectly (that is, derived from prices). This category includes instruments valued using quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active or other valuation techniques where all significant inputs are directly or indirectly observable from market data; and • Level 3: inputs that are not observable. This category includes all instruments where the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. This category includes instruments that are valued based on quoted prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments. The Group recognises transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred. A.4.7. Fee and commission income The Group earns fee and commission income from a diverse range of services it provides to its customers, which are accounted for in accordance with IFRS 15. The Group recognises the revenue when performance obligations are satisfied by transferring control of the promised service to the customer. As a general rule, customer obtains control when it has the ability of direct use or ability of obtaining substantially all the benefits from this service. In some circumstances, judgment might be needed to determine when control transfers. Fee and commission income can be divided into two broad categories based on the following: • Over time: the Group satisfies the performance obligation and, therefore, transfers control over time; and • Point in time: the Group satisfies the performance obligation and transfers control to the customer at a point in time. Main sources of commission income are guarantees, loans and services provided for third party mandates. The amount of commission income received is fixed or variable, based on certain criteria depending on different variable components such as percentage (%) of the EU contribution committed or linked to this single performance obligation. If the consideration includes a variable amount, the Group estimates the amount of consideration to which it will be entitled to in exchange for transferring the services to the customer. The variable consideration is estimated at contract inception and constrained to an extent that is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Fee and commission income from revenues that are satisfied over time is recognised on an accruals basis over the service period. Fee and commission income earned from providing or fulfilling point-in-time services is recognised when the service has been completed. Regarding the performance obligations satisfied over time, the Group uses the “Input Method” to recognise income on the basis of its efforts or inputs to the satisfaction of these performance obligations and recognise over the time such fees. Regarding the performance obligations, maximum amounts, or “caps” on management fees are applicable to certain mandates. Where this applies, management fees will likely cease to be received before the end of the mandate, which is typically in 15 to 25 years, and will be paid over a limited 200

2024 FINANCIAL REPORT 206 18 timeframe such as in the first few years of the mandate, and which is therefore not correlated with the services performed and costs incurred by the Group. To address this issue, the Group uses a deferred income policy (further referred to as “contract liabilities mechanism”). The contract liabilities mechanism is based on the total costs to be incurred by the Group in relation to the mandate using ex-ante financial models for all new mandates as part of their approval process. This deferral policy ensures sustainable operations and revenue recognition based on percentage of completion of the contract. Respective adjustments are recorded in the consolidated balance sheet under “Deferred income”. A.4.8. Treasury bills and other bills eligible for refinancing with central banks and debt securities including fixed-income securities and shares and other variable-yield securities The consolidated balance sheet captions “Treasury bills and other bills eligible for refinancing with central banks” and “Debt securities including fixed-income securities” include: • debt securities measured at amortised cost; • debt securities mandatorily measured at fair value through profit or loss; and • debt securities designated to be measured at fair value through profit or loss. A.4.8.1. Treasury Monetary Portfolio (‘TMP’) The treasury monetary portfolio of the Group is held for the purpose of: • being the primary liquidity buffer for the Bank, timely providing the cash needed in any currency for which the Bank has implemented a treasury activity; and • covering the relevant transfer price, compatibly with the conditions of the financial markets and the respect of the previous - overarching – objective of maintaining an adequate level of liquidity in the Group. • The portfolio comprises money market products with a maximum maturity of twelve months, including treasury bills and negotiable debt securities issued by public bodies or credit institutions. These securities are initially recorded at fair value plus any directly attributable transaction costs. The difference between entry price and redemption value is amortised in accordance with the effective interest method over the remaining life of the securities. The securities in this portfolio are held with the intention to collect contractual cash flows and classified at amortised cost. As part of this business model, sales are considered to be infrequent or insignificant in volume. A.4.8.2. Securities Liquidity Portfolio (‘SLP’) The securities liquidity portfolio comprises listed debt securities issued or guaranteed by national governments, supranational institutions, financial institutions and corporations. As the business model of the portfolio is largely driven by an active management of the Group making use of derivatives and sales of long-term asset to allow for a rapid readjustment of the duration and the mitigation of credit risks by moving the asset class allocation, the securities in this portfolio are mandatorily measured at fair value through profit or loss. Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value are reported in the account “Result on financial operations”. Interest income from the SLP assets is included in “Interest and similar income”. The market value of SLPs is based on published price quotations in an active market as the first source. For instruments without available published price quotations, the market values are determined by obtaining quotes from market participants and/or by using valuation techniques or models, based whenever possible on observable market data prevailing at the balance sheet date. A.4.8.3. Long-Term High Quality Liquid Assets (HQLA) Portfolio (‘LTHP’) The main purpose of the portfolio is to serve as a core long-term liquidity reserve for the Bank in EUR and USD, composed of highly-rated liquid bonds. Investments are authorised in securities that are issued or guaranteed by: • Governments of the European Union Member States and the United States of America (USA); • European Union, European Stability Mechanism, European Financial Stability Facility. Securities under this portfolio are to be purchased with the intention of holding them to maturity and to collect the contractual cash flows and are consequently classified at amortised cost. As part of this business model, sales are considered to be infrequent or insignificant in volume. Where an LTHP security meets the eligibility criteria of hedge accounting (Note A.4.5), the amortised cost is adjusted for the fair value attributable to the risks being hedged and is recognised in the consolidated income statement in “Result on financial operations”. The hedge fair value measurement is based on discounted cashflow technique. A.4.8.4. EIF Operational Portfolio The EIF Operational Portfolio has the following two objectives: • to provide returns commensurate with the long-term nature of the investments; and • serve as a 2nd line of liquidity. It consists of investments in long-term debt instruments (e.g. bonds, notes and other obligations). The securities in this portfolio are held with the intention of holding them to maturity and to collect the contractual cash flows and are consequently classified at amortised cost. As part of this business model, sales are considered to be infrequent or insignificant in volume. 201

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 207 19 A.4.8.5. Loan substitutes portfolio and ABS Portfolio EIF The loan substitutes portfolio and ABS Portfolio EIF mainly consist of obligations in the form of bonds, notes or certificates issued by special purpose vehicles (‘SPVs’) or trust vehicles with the intention of holding them to maturity and to collect the contractual cash flows. A loan substitute can take the form of a contractually linked multiple or single tranche instrument. Where an investment in this portfolio meets the SPPI criterion, it is classified at amortised cost unless it has the nature of a fixed rate loan substitute and qualifies for hedge accounting (Note A.4.5) in which case it is designated in a hedge relation and the amortised cost is adjusted for the fair value attributable to the risks being hedged. The hedge fair value measurement is based on discounted cashflow technique. Economically hedged loan substitutes that cannot be included in hedge accounting are designated irrevocably to the fair value option to reduce the accounting mismatch due to the classification of the hedging instrument at fair value through profit or loss. Contractually linked multiple or single tranche instruments included in the loan substitutes portfolio not fulfilling the SPPI criterion are mandatorily measured at fair value through profit or loss. Front-end fees on loan substitutes are deferred and are recognised as an adjustment to the effective yield, being recorded in the consolidated income statement over the period from disbursement to repayment of the related loan substitute. The front-end fees are deferred and recognised under “Interest and similar income” in the income statement over the life of the underlying loan substitute. Undisbursed parts of loan substitutes are recorded in the consolidated off-balance sheet at their nominal value. Impairment on debt securities The Group assumes that the credit risk on treasury portfolios has not increased significantly since initial recognition due to inherent low credit risk. The credit risk associated with treasury debt securities (bonds, discount papers, etc.) is managed by selecting sound counterparties and issuers with a minimum rating at the outset set above investment grade per internal policies. Further, a regular assessment is performed to ensure that at each financial reporting date, the treasury assets meet the low credit risk criteria (see Note S.2.4). Consequently, the loss allowances relating to treasury assets measured at amortised cost are determined at an amount equal to 12-month ECL. As regards the loan substitutes, the ECL impairment model applied on loans and advances equally applies to instruments within the loan substitutes portfolio measured at amortised cost as well as to related undisbursed commitments. Respective loss allowances under IFRS 9 are calculated on either 12-month ECLs or Lifetime ECLs as per the impairment model explained in Note A.4.4. A.4.8.6. Shares and other variable-yield securities This caption in the consolidated balance sheet includes: • instruments mandatorily measured at fair value through profit or loss; • instruments designated as at fair value through other comprehensive income; and • instruments designated at fair value through profit or loss. The Group’s equity portfolio is mainly composed of private equity (‘PE’) and venture capital operations, debt funds, infrastructure funds, investment funds and the participation in the European Bank for Reconstruction and Development (‘EBRD’) and is carried at fair value. Private equity, venture capital, debt funds, infrastructure funds and investment funds Private equity and Venture capital (‘VC’) operations, debt, infrastructure and investment funds are measured mandatorily at fair value through profit or loss with changes in the fair value recorded in “Result on financial operations”. In certain co-investments performed by the Bank, the investments are initially recognised at cost and the net-paid-in represents the drawdowns paid net of any capital repayments allocated in accordance with the agreed waterfall. The undrawn but committed part of these investments is recorded as consolidated off-balance sheet commitments at their nominal value. The fair value (before application of a waterfall if applicable) is determined by applying the aggregated net asset value (‘NAV’) method (thereby assuming that, despite the absence of readily ascertainable market value, NAV is the best estimate of the fair value). This valuation method implicitly assumes that if the NAVs of underlying funds (as derived from the latest available before year-end fund managers’ reports) can be considered to be the best estimate of the fair value as determined under IFRS 13, then the aggregation of the NAVs of all funds will itself be equivalent to the fair value as determined under IFRS 13. The fair value is determined by applying where available, and in order of priority, either: • the Group share value at the latest available date, submitted by the respective fund manager, or; • the number of shares or units held by the Group multiplied by the price per share or units latest available date reported by fund manager, or; • the Group’s percentage ownership in the specific compartment multiplied by the specific compartment net asset value (the “NAV”) reflected in the most recent fund manager’s report, or; • the Group’s percentage of ownership in the fund multiplied by the latest available fund NAV. In certain co-investments performed by the Bank, the fair value may be determined based on the agreed waterfall calculation. The attributable NAV is adjusted for events occurring between the date of the latest available NAV and the balance sheet date to the extent that such adjustment is considered to be material by the Management Committee. 202

2024 FINANCIAL REPORT 208 20 In that respect, following the general context of uncertainty and various risks resulting from the current geopolitical and economic environment and the volatility observed in terms of performance, the Group enhanced its valuation techniques to estimate any adjustment on the fair value of the VC investments for the NAVs not reported by the fund managers at the reporting date of the Group financial statements. In particular, the Group considers the below elements to determine the fair value of these investments: • Insight information collected from the markets; • Comparison of the performance of relevant benchmarks with the performance of the portfolio by reviewing the correlation between the portfolios; • Observable trends from the last quarter NAVs available at the reporting date. Based on the three elements considered all together, the Group is able to determine an adjustment rate, if any, to be applied on the portfolio to derive a best estimate. For specific investments where NAVs cannot readily be determined, other guidelines for example the International Private Equity and Venture Capital Valuation (‘IPEV’) Guidelines, as published by the IPEV Board might be used and more detailed monitoring and review will be required. In accordance with this method, the funds are internally classified into three categories: • Category I – funds that have adopted the fair value requirements of IFRS 13 or IPEV Guidelines for which a specific review is performed to ensure that the NAV is a reliable estimate of fair value; • Category II – funds that have adopted other valuation guidelines (such as the former 2001 EVCA) or standards that can be considered to be in line with IFRS 13, for which an equivalent NAV can be calculated; and • Category III – funds that have not adopted the fair value requirements of IFRS 13 or any other valuation guidelines in line with IFRS 13. Secondary sales Secondary sale transactions on venture capital funds and investment funds lead to derecognition of the underlying assets. Gains or losses from secondary sales are recorded in “Result on financial operations” and are calculated as the difference between the sales proceeds and the net carrying amount. Interests in joint ventures and associates The Group complies with the conditions necessary to use the venture capital organisations and similar entities measurement exemption included in IFRS 11 and IAS 28 and consequently decides not to use equity accounting on, or proportionately consolidate investments in respect of such investments. Upon initial recognition, holdings in joint ventures or associates are designated at fair value through profit or loss and measured subsequently at fair value in accordance with IFRS 9, with changes in fair value recognised in the consolidated income statement during the year of the change. Joint ventures are contractual agreements whereby the Group and other parties undertake an economic activity that is subject to joint control. A joint control is the contractually agreed sharing of control over an economic activity and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing the control (the venturers). The participations acquired by the Group for its own account or on behalf of its mandate providers typically represent investments in private equity or venture capital funds. According to industry practice, such investments are generally investments jointly subscribed by a number of investors, none of whom is in a position to individually influence the daily operations and the investment activity of such a fund. As a consequence, any membership by an investor in a governing body of such fund does not in principle entitle such investor to influence the day-to-day operations of the fund. In addition, individual investors in a private equity or venture capital fund do not determine the policies of a fund such as distribution policies on dividends or other distributions. Such decisions are typically taken by the management of a fund on the basis of the shareholders' agreement governing the rights and obligations of the management and all shareholders of the fund. The shareholders’ agreement also generally prevents individual investors from bilaterally executing material transactions with the fund, interchanging managerial personnel, or obtaining privileged access to essential technical information. The Group’s investments, made for its own account or on behalf of its mandate providers, are executed in line with the above stated industry practice. In addition, the Group is exposed to variability of returns from these investments. Therefore, in considering whether it has control, except the percentage of voting rights held, the Group evaluates whether it manages key decisions that most significantly affect these investments’ returns, whether there is a joint arrangement or partnership with other shareholders and if a contractual arrangement gives control to all parties collectively or if decision making requires unanimous consent of all parties that collectively control the arrangement. As a result, and according to IFRS 10, the Group has concluded that it does not control those vehicles. Associates are entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. When assessing whether there is significant influence over an investee entity, except the percentage of voting rights held, the Group also considers whether it is represented in the governing bodies of the investee, whether it participates in the policy-making process and if there are material transactions or interchange of managerial personnel between the Group and the investee. Participation in EBRD The Group also holds a participation in the EBRD for which the Group’s management has elected to irrevocably designate it at fair value through other comprehensive income as this investment was made for long-term strategic purposes. At initial recognition, the Group measures this participation at its fair value plus transaction costs. Subsequently, changes in fair value gains and losses, including foreign currency translation gains and losses, are recognised in other comprehensive income, and are never reclassified to profit or loss, even on disposal. Capital subscribed by the Group but uncalled from the investment in the EBRD is recorded as consolidated off-balance sheet commitments. A.4.9. Loans and advances to credit institutions and customers Loans and advances to credit institutions and customers mainly include loans where money is provided directly to the borrower. Loans and advances are recognised when cash is advanced to borrowers. They are initially recorded at cost (their net disbursed amounts), which is the fair value of the cash given to originate the loan, including any transaction costs, and are subsequently measured at amortised cost using the effective interest rate method. Undisbursed parts of loans are recorded as consolidated off-balance sheet commitments at their nominal value. Where loans meet the eligibility criteria of fair value hedge accounting (Note A.4.5), the fair value hedge gain or loss on the loans shall adjust their carrying amount and be recognised in the consolidated income statement in “Result on financial operations”. 203

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 209 21 Where loans meet the eligibility criteria of the fair value option or do not meet the criteria for being classified at amortised cost or fair value through other comprehensive income (Note A.4.3), they are designated at initial recognition as at fair value through the consolidated income statement and are measured at their fair value. The fair value measurement technique used is based on a discounted cash flow technique. Loans designated at fair value are recorded at fair value in the consolidated balance sheet. Changes in fair value are recorded in “Result on financial operations”. A.4.9.1. Interest on loans Interest on loans originated by the Group is recorded in the consolidated income statement under “Interest and similar income” using the effective interest rate method and on the consolidated balance sheet under “Loans and advances”. A.4.9.2. Reverse repurchase agreements (‘Reverse repos’) A reverse repurchase agreement is one under which the Group lends liquid funds to a credit institution which provides collateral in the form of securities. The two parties enter into an irrevocable commitment to complete the operation on a date and at a price fixed at the outset. The operation is based on the principle of delivery against payment: the borrower of the liquid funds transfers the securities to the Group’s custodian in exchange for settlement at the agreed price, which generates a return for the Group linked to the money market. This type of operation is considered for the purposes of the Group to be a loan at a guaranteed rate of interest. Generally treated as collateralised financing transactions, they are carried at the amounts of cash advanced or received, plus accrued interest. Reverse repos are entered at their notional amounts and classified as measured at amortised cost on the assets side of the consolidated balance sheet under “Loans and advances to credit institutions - b) other loans and advances”. Securities received under reverse repurchase agreements are not recognised in the consolidated balance sheet, unless control of the contractual rights comprised in these securities is assumed. The Group monitors the market value of the securities received on a daily basis and requests additional collateral in accordance with the underlying agreements. A.4.9.3. Term and on-demand deposits (‘Deposits’) Deposits are operations under which the Group lends liquid funds to a credit institution or customer for a certain period or on-demand against a return agreed between the parties. Deposits are entered at their nominal amount on the assets side of the consolidated balance sheet under “Loans and advances to credit institutions or customers - other loans and advances”. A.4.9.3.1. Interest on deposits and reverse repurchase agreements Interest on deposits and reverse repurchase agreements is recognised as interest income or expense over the life of each agreement. Interest on deposits and reverse repurchase agreements is recognised as “Interest and similar income” or “Interest expense and similar charges” over the life of each agreement. A.4.9.4. Fees on loans Front-end fees on loans are deferred, together with the related direct costs of originating and maintaining the commitment, and are recognised as an adjustment to the effective yield, being recorded in the consolidated income statement over the period from disbursement to repayment of the related loan. If the commitment expires without the loan being drawn down, the fee is recognised as income on expiry. The front-end fees are deferred and recognised under “Interest and similar income” in the income statement over the life of the underlying loan. A.4.9.5. Interest subsidies Interest subsidies received in advance (Note F) are deferred and are recognised as an adjustment to the effective yield, being recorded under “Interest and similar income” in the consolidated income statement over the period from disbursement to repayment of the subsidised loan. A.4.10. Impairments on loans and advances Within the Group, the expected credit loss impairment model applies to loans and advances measured at amortised cost as well as to consolidated off-balance sheet commitments. Loss allowances, under IFRS 9, are measured on either 12-month ECL or Lifetime ECL as per the impairment model, which is analysed in note A.4.4. A.4.11. Financial guarantees Financial guarantee contracts require the Group to make specified payments to reimburse the holder for a loss it incurs if a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. Signed financial guarantees are generally accounted and disclosed as off-balance sheet items. Financial guarantees are initially accounted for using the gross approach with offsetting of the receiver and the payer leg and recognised in the consolidated balance sheet at fair value. As EIB Group’s financial guarantee contracts are issued to unrelated parties in a stand-alone arm's length transaction, their fair value at inception is deemed to equal the premium received. At initial recognition, the obligation to pay corresponds to the net present value ('NPV') of expected premium inflows or the initial expected loss. Subsequently, financial guarantees are accounted for using the gross approach with future premiums to be received, recorded separately as a financial asset and measured at fair value while the financial liability is measured at the higher of: • the amount of the loss allowance as determined under IFRS 9; and • the amount initially recognised i.e. NPV less, where appropriate, cumulative amortisation recognised in accordance with the principles of IFRS 15. Where eligible, the NPV of expected premium inflows and the amount of the expected payment obligations are offset. 204

2024 FINANCIAL REPORT 210 22 As per IAS 32, a financial asset and a financial liability shall be offset (net presentation) and the net amount presented in the consolidated balance sheet when, and only when, an entity: • currently has a legally enforceable right to set off the recognised amounts; and • intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. In case the measurement of a financial guarantee contract results in a net asset position, the respective guarantee is presented in the consolidated balance sheet under “Other assets”. In case the measurement of a financial guarantee results in a net liability position, the respective operations are presented in the consolidated balance sheet: • Under “Other liabilities” for contracts for which the amortised initial NPV is higher than the 12-months ECL or lifetime ECL; • Under “Provision for guarantees issued and commitments” for contracts that are credit-impaired and hence a loss allowance based on lifetime ECL is recognised. When a financial guarantee is not eligible for net presentation the asset side and liability side are presented separately on the Group’s balance sheet. Any increase or decrease in the “Other assets” or “Other liabilities” relating to financial guarantees is recognised in the consolidated income statement under “Result on financial operations”. Any increase or decrease in the “Provision for guarantees issued and commitments” relating to financial guarantees other than the settlement of guarantee calls is recognised in the consolidated income statement under "Change in impairment on loans and advances and provisions for guarantees, net of reversals". Any premiums received are recognised in the consolidated income statement in "Fee and commission income". Any upfront fees received are recognised in "Deferred income" in the consolidated balance sheet and amortised in the consolidated income statement on a straight-line basis over the life of the financial guarantee. A.4.12. Property, furniture and equipment Property, furniture and equipment include land, Group-occupied properties and other machines and equipment. Property, furniture and equipment are reviewed periodically for impairment. Land is stated at acquisition cost and buildings are stated at acquisition cost less accumulated depreciation, less accumulated impairment. The costs of the Group's headquarters buildings in Luxembourg-Kirchberg and its building in Luxembourg-Weimershof are depreciated on a straight-line basis, as set out below. Permanent equipment, fixtures and fittings, furniture, office equipment and vehicles are recorded in the consolidated balance sheet at their acquisition cost, less accumulated depreciation, less accumulated impairment. Depreciation is calculated on a straight-line basis over the estimated useful life of each item purchased, as set out below: • Buildings in Kirchberg and Weimershof: 30 years; • Permanent equipment, fixtures and fittings: 10 years; • Furniture: 5 years; • Office equipment and vehicles: 3 years. There is no depreciation of the accumulated costs of work-in-progress assets until they are completed and the assets are ready to use for the intended purpose. A.4.13. Intangible assets Intangible assets comprise computer software. Software development costs are capitalised if they meet certain criteria related to identifiability, to the probability that future economic benefits will flow to the enterprise, and to the reliability of cost measurement. Intangible assets are recognised as assets and are amortised on a straight-line basis over their estimated useful economic lives. At each consolidated balance sheet date, intangible assets are reviewed for indications of impairment or changes in estimated future benefits. If such indications exist, an analysis is performed to assess whether the carrying amounts are fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount. Internally developed software meeting these criteria is carried at cost less accumulated amortisation, less accumulated impairment calculated on a straight-line basis over three years from completion. There is no amortisation of the accumulated costs of work-in-progress assets until they are completed and the assets are ready to use for the intended purpose. A.4.14. Pension plans and health insurance scheme The Group operates defined-benefit pension plans to provide retirement benefits to substantially its entire staff. The Group also provides certain additional post-employment healthcare benefits to former employees of the EIB. These benefits are unfunded, as defined by IAS 19. The cost of providing benefits under the plans is determined separately for each plan using the projected unit credit actuarial valuation method. The charge to the consolidated income statement in respect of the defined-benefit pension plan is based on the current service cost and interest cost as determined by qualified external actuaries. A.4.14.1. Pension plans for staff The Bank’s main pension scheme is a defined-benefit pension scheme funded by contributions from staff and from the Bank, which covers all Bank employees. All contributions of the Bank and its staff are invested in the assets of the Bank. 205

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 211 23 Commitments for retirement benefits are valued at least every year using the projected unit credit method, in order to ensure that the provision entered in the accounts is adequate. The latest valuation was carried out as at 31 December 2024 based on membership data as at 30 September 2024 and cashflows to 31 December 2024. The main assumptions used by the actuary are set out in Note J. Cumulative actuarial surpluses and deficits are recognised in full in “Other comprehensive income”. Net interest cost is recognised in the consolidated income statement under “Interest expense and similar charges”. The main pension plan of the EIF is a defined-benefit plan funded by contributions from staff and from the EIF, covering all EIF employees. The scheme entered into force in March 2003, replacing the previous defined contribution scheme. A.4.14.2. Health insurance plan The Bank has set up its own health insurance plan for the benefit of staff, financed by contributions from the Bank and its employees. The plan is an unfunded plan treated as a defined-benefit plan. A specific provision is set aside on the liability side of the consolidated balance sheet for staff at retirement age. The Fund has subscribed to a health insurance scheme with an insurance company for the benefit of staff at retirement age, financed by a contribution from the Fund and its employees. Entitlement to these benefits is based on the employees remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment, using a methodology similar to that for defined-benefit pension plans. The health insurance liabilities are determined based on actuarial calculations as per the same dates as the pension plans. A.4.14.3. Pension plan for members of the Management Committee The related provision shown on the liability side of the Group’s consolidated balance sheet is determined, as for all plans, in conformity with IAS 19. Benefits are based on years of service and a percentage of final gross base salary as defined under the plan. The pension plan for members of the Management Committee is managed and accounted for under the same principles as the pension plan for staff (Note A.4.14.1). A.4.14.4. Optional supplementary provident scheme The optional supplementary provident scheme is a defined-contribution pension scheme, funded by voluntary staff and employer contributions. It is accounted for on the basis of the contributions from staff and employer and the corresponding liability is recorded in “Other liabilities”. A.4.15. Amounts owed to credit institutions and customers Amounts owed to credit institutions and customers are initially recorded at cost and are presented in the consolidated financial statements at amortised cost. Interest on amounts owed to credit institutions and customers is recorded in the consolidated income statement as “Interest expense and similar charges” or “Interest and similar income” if interest rate is negative using the effective interest method. A.4.15.1. Repurchase agreements (‘Repos’) A repurchase agreement is one under which the Group borrows liquid funds from a credit institution and provides collateral in the form of securities. The two parties enter into an irrevocable commitment to complete the operation on a date and at a price fixed at the outset. The operation is based on the principle of delivery against payment, which is mentioned in note A.4.9.2. This type of operation is considered for the purposes of the Group to be a borrowing with an agreed type of interest. Generally treated as collateralised financing transactions, they are carried at the amounts of cash owed, plus accrued interest. Repos are entered at their notional amounts and classified as measured at amortised cost on the liabilities side of the consolidated balance sheet under “Amounts owed to credit institutions- b) with agreed maturity or periods of notice”. A.4.15.1.1. Interest on repurchase agreements Interest on repurchase agreements is recognised as interest expense or income over the life of each agreement. A.4.15.2. Collateral call accounts Under unilateral Collateral Support Annexes, the Group receives cash as collateral to mitigate counterparty credit exposures on Derivatives, Lending and Treasury portfolios. The cash collateral received is recorded at its nominal value and presented in the consolidated balance sheet under “Amounts owed to credit institutions - a) repayable on demand” - Overnight deposits. A.4.16. Debts evidenced by certificates Debts evidenced by certificates are initially measured at cost, which is the fair value of the consideration received. Transaction costs and net premiums (discounts) are included in the initial measurement. Subsequent measurement is at amortised cost, and any difference between net proceeds and the redemption value is amortised over the lifetime of the borrowings using the effective interest method. Borrowings are designated in a hedge relation if they are eligible for hedge accounting under IFRS 9 (Note A.4.5) and their amortised cost is subsequently adjusted for the fair value attributable to the risks being hedged. Firm commitments in borrowings with a settlement date in the future may be hedged and designated to hedge accounting as well. The hedge fair value of borrowings is calculated based on a discounted cash flow method. Where borrowings are not included in hedge accounting and meet the eligibility criteria of the fair value option and have been designated on initial recognition as such, they are measured at fair value through profit or loss. The fair value measurement technique employed, in the event of absence of liquid market prices, is a discounted cash flow technique, using current yield curves. When the Group designates a borrowing as at fair value through profit or loss, the amount of change in the fair value attributable to changes in its credit risk (so called “own credit adjustment”, ‘OCA’) is presented in other comprehensive income. On initial recognition of the financial liability, the Group assesses whether presenting the amount of change in own credit adjustment in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. 206

2024 FINANCIAL REPORT 212 24 This assessment is made by comparing: • The expected changes in the fair value of the borrowing related to changes in own credit adjustment; with • The impact of profit or loss of expected changes in the fair value of the related instruments. Amounts presented in the other comprehensive income are not subsequently transferred to profit or loss. When these instruments are derecognised, the related cumulative amount in the other comprehensive income is transferred to the Group’s additional reserves. For structured debt instruments that are related to foreign exchange rates and indices, including an embedded derivative, the Group has concluded swap agreements to fully hedge the exposure. Accrued interest on debt instruments is included under the liabilities caption including the underlying debt instruments in the consolidated balance sheet. A.4.17. Prepayments – Deferred income These accounts comprise: • Prepayments: expenditure incurred during the financial year but relating to a subsequent financial year; • Deferred income: income received before the balance sheet date but relating to a subsequent financial year. A.4.18. Leases At inception of a contract, the Group assesses whether a contract is a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. After the commencement date, the Group recognises a right-of-use asset and a lease liability. The lease liability is initially measured at the present value of the lease payments, which comprise the contractual future fixed and variable lease payments, payments to be made under residual value guarantees, exercise price of a purchase option and penalties for termination. The lease liability is discounted using the Group’s incremental borrowing rate. Subsequently, the lease liability is measured at amortised cost using the effective interest method and is adjusted to reflect the lease payments made and interest from the unwind of the lease liability, with further re-measurements to reflect any reassessment or lease modifications. The right-of-use assets is initially measured at the amount of the lease liability, plus any initial direct costs incurred by the lessee and any lease payments made at or before the commencement date, less any lease incentives received and any dismantling costs (at termination date, if any). EIB Group elected by class of underlying asset, not to separate non-lease components from lease components, and consequently account for each lease component and any associated non-lease components as a single lease component. Subsequently, the Group carries the right-of-use asset applying a cost model, depreciating the right-of-use asset from the commencement date to the end of the lease agreements and assessing for any impairment, on an annual basis in accordance with IAS 36. As a lessee, the Group has grouped its leased assets in scope for IFRS 16 accounting, into two class of assets: real estate (both commercial buildings and residential houses) and cars. The grouping was done based on underlying assets, which are of similar characteristics, nature and use in an EIB’s Group operations. The Group presents right-of-use assets under “Property, furniture and equipment” and corresponding lease liability in “Other liabilities” in the consolidated balance sheet. Short-term leases and leases of low-value assets The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases (e.g. IT and office equipment). The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term. A.4.19. Reserves A.4.19.1. Reserve fund As provided for under Article 22(-1) of the Statute, “a reserve fund of up to 10% of the subscribed capital shall be built up progressively” from the retained profit of the Bank. A.4.19.2. Additional reserves Additional reserves contain the remaining retained earnings of the Group. A.4.19.3. Fair value reserve The fair value reserve includes the fair value attributable to changes in own credit risk for financial liabilities designated at fair value option, the fair value of the currency basis spread and the fair value changes attributable to equity investments designated at fair value through other comprehensive income. A.4.19.4. Special activities reserve As provided for under Article 16(-5) of the Statute, “the special activities of the Bank […] will have a specific allocation of reserve”. The special activities reserve is a dedicated notional reserve for the allocation of own funds covering unexpected losses of those activities which have a risk profile higher than what is generally accepted by the Bank, including venture capital activities. The reserve is based on the allocation of each operation and is calculated according to the evolution of the underlying assets. 207

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 213 25 A.4.19.5. General loan reserve In 2009, a “general loan reserve” was introduced for the Bank’s loan and guarantee portfolio, representing a notional reserve for allocation of own funds. It is calculated based on the Bank’s internal loan grading system according to the evolution of the underlying assets. It is also noted that, with the introduction of IFRS 9, provisions for expected credit losses are accounted for on the Group financial assets measured at amortised cost as well as on the Group consolidated off-balance sheet commitments. The latter affects the consolidated income statement and should not be confused with the general loan reserve, which represents a notional allocation within the own funds and concerns the loan and guarantee operations granted by the Bank. A.4.20. Taxation The Protocol on the Privileges and Immunities of the European Union appended to the Treaty on European Union and the Treaty on the Functioning of the European Union, stipulates that the assets, revenues, and other property of the institutions of the Union are exempt from all direct taxes. A.4.21. Interest income and expense Interest income and interest expense are recognised in the consolidated income statement for all interest bearing instruments on an accruals basis using the effective interest method based on the actual purchase price, including direct transaction costs. This is a method of calculating the amortised cost of a financial instrument and allocating the interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial instrument. In case of negative interest calculation, the corresponding interest is reclassified from interest income to interest expense and vice versa. On Stage 3 financial assets (financial assets that have objective evidence of impairment at the reporting date and for which a lifetime ECL is recognisedthe interest income is calculated based on their net carrying amount (i.e. net of credit allowance. In addition to interest and commission on loans, deposits and other revenue from the securities portfolio, this heading includes the indemnities received by the Group in respect of early loan reimbursement payments made by its borrowers. The Group records the indemnities received for early repayment of loans immediately in the consolidated income statement at the time of derecognition of the related loans. In accordance with IAS 32 – Financial Instruments: Presentation, as a result of the replacement share purchase undertaking (Note A.4.1, fair value movements on the EIF put option are presented under “Interest expense and similar charges”. A.4.22. Income from shares and other variable-yield securities “Income from shares and other variable-yield securities” is mainly composed of any reflows exceeding the capital. A.4.23. Cash and cash equivalents Cash and cash equivalents are disclosed in the consolidated cash flow statement and comprise cash on hand, unrestricted balances held with central banks, on demand amounts due, and highly liquid money market securities or term deposits with initial maturity of 3 months or less from the date of acquisition. These instruments are subject to an insignificant risk of changes in their value, readily convertible to cash and are used by the Group in the management of its short-term commitments. Items under cash and cash equivalents are carried at amortised cost in the consolidated financial statements. A.4.24. Assets held for sale Non-current assets held for sale as defined by IFRS 5 are currently only composed of financial instruments subject to secondary sales, if any. These financial assets continue to be measured in accordance with IFRS 9 and the Group’s accounting policies. They are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met when: • the sale is highly probable, and • the assets is available for immediate sale in its present condition, • management has committed to the sale through an MC decision, and • the sale is expected to have been completed within one year from the date of classification. A.5. Correction of comparative figures During 2024, the Bank discovered inconsistencies in the underlying reports used for the recording of part of its financial guarantees off-balance sheet exposure. In order, to ensure accurate representation of comparative figure, the amounts reported previously (i.e. EUR ‘000 32,830,887 – as at 31 December 2023) have been restated accordingly to EUR’000 28,636,062. 208

2024 FINANCIAL REPORT 214 26 Note B – Cash in hand, balances with central banks and post office banks, debt securities portfolio, shares and other variable-yield securities and interest in other entities (in EUR ‘000) B.1. Cash in hand, balances with central banks and post office banks The cash in hand and balances with central banks and post office banks equals to EUR ’000 104,678 as at 31 December 2024 (2023: EUR ‘000 210,008). The EIB is an eligible counterparty in the Eurosystem’s monetary policy operations, therefore has been given access to the monetary policy operations of the European Central Bank. The Bank conducts the operations via the Central Bank of Luxembourg, where it maintains a deposit to cover the minimum reserve requirement. The balance of this deposit amounts to EUR ‘000 104,667 as at 31 December 2024 (2023: EUR ‘000 209,995). B.2. Debt securities portfolio The details of each portfolio as at 31 December 2024 and 31 December 2023 are as follows: 31.12.2024 31.12.2023 Treasury bills and other bills eligible for refinancing with central banks 38,210,037 36,971,320 Debt securities including fixed-income securities 11,588,751 11,894,569 Total debt securities(*) 49,798,788 48,865,889 (*) Of which EUR ‘000 5,931,089 are unlisted as at 31 December 2024 (2023: EUR ‘000 17,526,300). At 31.12.2024 Classification Carrying amount Fair value LTHP AC 7,474,303 7,325,779 TMP AC 12,844,107 12,883,409 SLP Mandatorily at FVTPL 6,762,298 6,762,298 Operational portfolio – EIF AC 2,243,872 2,148,891 ABS Portfolio EIF Mandatorily at FVTPL 513,935 513,935 Loan substitutes portfolio (Note D) AC 19,702,358 19,655,694 Loan substitutes portfolio (Note D) Mandatorily at FVTPL 257,915 257,915 Total debt securities 49,798,788(1) 49,547,921 (1) Of which cash and cash equivalents is nil. At 31.12.2023 Classification Carrying amount Fair value LTHP AC 4,644,776 4,546,516 TMP AC 17,645,778 17,664,319 SLP Mandatorily at FVTPL 4,898,991 4,898,991 Operational portfolio – EIF AC 2,233,153 2,071,558 ABS Portfolio EIF Mandatorily at FVTPL 534,506 534,506 Loan substitutes portfolio (Note D) AC 18,322,826 18,242,114 Loan substitutes portfolio (Note D) Mandatorily at FVTPL 408,729 408,729 Loan substitutes portfolio (Note D) Designated at FVTPL 177,130 177,130 Total debt securities 48,865,889(1) 48,543,863 (1) Of which cash and cash equivalents EUR '000 49,891. Loan substitutes, which represent acquisitions of interests in pools of loans or receivables in connection with securitisation transactions, are considered to be part of the aggregate loans (Note D). Some of these transactions have been structured by adding credit or project related remedies, thus offering additional recourse. EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 215 27 EU sovereign exposure The Group did not record impairment in 2024 and 2023 in respect of its held to maturity EU sovereign and EU sovereign guaranteed exposure as at year-end, in view of the Bank’s as well as EIF’s preferred creditor status and the protection given by the Bank’s Statute as well as on a detailed review of any fair value adjustment requirements. The following tables show the exposure to debt issued or guaranteed by EU sovereigns in the Group’s debt securities portfolios as at 31 December 2024 and 31 December 2023: At 31.12.2024 Book value Fair value EU sovereigns Austria 791,686 784,658 Belgium 417,750 390,917 Bulgaria 55,052 50,986 Denmark 116,919 116,727 Estonia 7,165 7,272 Finland 612,074 595,386 France 5,998,599 6,038,739 Germany 2,138,320 2,132,529 Hungary 16,325 15,652 Italy 5,827,774 5,850,569 Latvia 27,378 27,872 Lithuania 38,354 37,675 Luxembourg 103,130 103,747 Netherlands 61,259 59,880 Poland 1,012,693 1,011,167 Portugal 46,956 41,865 Romania 13,910 13,910 Slovakia 38,383 38,609 Slovenia 54,639 50,102 Spain 1,817,161 1,821,600 Sweden 8,803 8,803 19,204,330 19,198,665 Non-EU sovereign and other bonds 30,594,458 30,349,256 Total 49,798,788 49,547,921 At 31.12.2023 Book value Fair value EU sovereigns Austria 1,034,947 1,031,029 Belgium 191,893 169,253 Bulgaria 40,121 34,421 Croatia 9,277 9,277 Czech Republic 270,260 271,862 Denmark 110,675 110,421 Finland 589,014 575,205 France 2,523,386 2,572,821 Germany 1,744,241 1,737,794 Hungary 16,478 15,133 Italy 6,500,846 6,510,421 Latvia 23,074 23,537 Lithuania 31,326 29,263 Luxembourg 55,854 59,206 Netherlands 153,966 152,832 Poland 730,012 717,644 Portugal 47,027 40,846 Romania 14,358 14,358 Slovakia 8,002 7,696 Slovenia 39,317 33,458 Spain 1,044,139 1,043,161 15,178,213 15,159,638 Non-EU sovereign and other bonds 33,687,676 33,384,225 Total 48,865,889 48,543,863 209

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 215 27 EU sovereign exposure The Group did not record impairment in 2024 and 2023 in respect of its held to maturity EU sovereign and EU sovereign guaranteed exposure as at year-end, in view of the Bank’s as well as EIF’s preferred creditor status and the protection given by the Bank’s Statute as well as on a detailed review of any fair value adjustment requirements. The following tables show the exposure to debt issued or guaranteed by EU sovereigns in the Group’s debt securities portfolios as at 31 December 2024 and 31 December 2023: At 31.12.2024 Book value Fair value EU sovereigns Austria 791,686 784,658 Belgium 417,750 390,917 Bulgaria 55,052 50,986 Denmark 116,919 116,727 Estonia 7,165 7,272 Finland 612,074 595,386 France 5,998,599 6,038,739 Germany 2,138,320 2,132,529 Hungary 16,325 15,652 Italy 5,827,774 5,850,569 Latvia 27,378 27,872 Lithuania 38,354 37,675 Luxembourg 103,130 103,747 Netherlands 61,259 59,880 Poland 1,012,693 1,011,167 Portugal 46,956 41,865 Romania 13,910 13,910 Slovakia 38,383 38,609 Slovenia 54,639 50,102 Spain 1,817,161 1,821,600 Sweden 8,803 8,803 19,204,330 19,198,665 Non-EU sovereign and other bonds 30,594,458 30,349,256 Total 49,798,788 49,547,921 At 31.12.2023 Book value Fair value EU sovereigns Austria 1,034,947 1,031,029 Belgium 191,893 169,253 Bulgaria 40,121 34,421 Croatia 9,277 9,277 Czech Republic 270,260 271,862 Denmark 110,675 110,421 Finland 589,014 575,205 France 2,523,386 2,572,821 Germany 1,744,241 1,737,794 Hungary 16,478 15,133 Italy 6,500,846 6,510,421 Latvia 23,074 23,537 Lithuania 31,326 29,263 Luxembourg 55,854 59,206 Netherlands 153,966 152,832 Poland 730,012 717,644 Portugal 47,027 40,846 Romania 14,358 14,358 Slovakia 8,002 7,696 Slovenia 39,317 33,458 Spain 1,044,139 1,043,161 15,178,213 15,159,638 Non-EU sovereign and other bonds 33,687,676 33,384,225 Total 48,865,889 48,543,863 210

2024 FINANCIAL REPORT 216 28 Debt securities portfolio – Loss allowances The following table shows the reconciliation from the opening to the closing balance of the loss allowance for debt securities portfolio under the ECL IFRS 9 model. 2024 (in EUR '000) 12-month ECL Lifetime ECL not credit-impaired Lifetime ECL credit-impaired Total Debt securities measured at AC Balance as at 1 January 4,567 1,203 0 5,770 Transfer to 12-month ECL 0 0 0 0 Transfer to lifetime ECL not credit-impaired 0 0 0 0 Transfer to lifetime ECL credit impaired 0 0 0 0 Net remeasurement of loss allowance 926 -655 0 271 New financial assets originated or purchased 474 1,385 0 1,859 Financial assets that have been derecognised -224 -4 0 -228 Balance as at 31 December 5,743 1,929 0 7,672 2023 (in EUR '000) 12-month ECL Lifetime ECL not credit-impaired Lifetime ECL credit-impaired Total Debt securities measured at AC Balance as at 1 January 1,174 3,378 0 4,552 Transfer to 12-month ECL 0 0 0 0 Transfer to lifetime ECL not credit-impaired 0 0 0 0 Transfer to lifetime ECL credit impaired 0 0 0 0 Net remeasurement of loss allowance 2,487 -2,064 0 423 New financial assets originated or purchased 974 0 0 974 Financial assets that have been derecognised -68 -111 0 -179 Balance as at 31 December 4,567 1,203 0 5,770 211

B.3. Shares and other variable-yield securities

The balance comprises:

	2024					
	Shares and other variable-yield securities					
	Private Equity and Venture Capital Operations	EBRD shares	Equity investments and Infrastructure funds	Other equity investments	Other investments[3]	Total
Cost:						
As at 1 January 2024	7,687,098	157,500	3,832,462	1,248	401,806	**12,080,114**
Additions [2]	1,545,003	121,020	728,389	339	582,725	**2,977,476**
Reflows / Terminations [2]	-1,204,607	0	-448,541	-961	-24,390	**-1,678,499**
As at 31 December 2024	**8,027,494**	**278,520[1]**	**4,112,310**	**626**	**960,141**	**13,379,091**
Unrealised gains/losses:						
As at 1 January 2024	6,253,275	489,371	1,463,631	2,942	0	**8,209,219**
Unrealised gains	1,148,924	13,326	154,094	10,518	15,681	**1,342,543**
Unrealised losses	-1,127,302	0	-54,907	0	-15,681	**-1,197,890**
As at 31 December 2024	**6,274,897**	**502,697**	**1,562,818**	**13,460**	**0**	**8,353,872**
Net book value:						
As at 31 December 2024	**14,302,391**	**781,217**	**5,675,128**	**14,086**	**960,141**	**21,732,963**
As at 31 December 2023	**13,940,373**	**646,871**	**5,296,093**	**4,190**	**401,806**	**20,289,333**

	2023					
	Shares and other variable-yield securities					
	Private Equity and Venture Capital Operations	EBRD shares	Equity investments and Infrastructure funds	Other equity investments	Other investments[3]	Total
Cost:						
As at 1 January 2023	6,955,305	157,500	3,617,881	1,534	72,823	**10,805,043**
Additions [2]	1,590,475	0	821,927	0	334,558	**2,746,960**
Reflows / Terminations [2]	-858,682	0	-607,346	-286	-5,575	**-1,471,889**
As at 31 December 2023	**7,687,098**	**157,500[1]**	**3,832,462**	**1,248**	**401,806**	**12,080,114**
Unrealised gains/losses:						
As at 1 January 2023	6,399,035	390,078	1,296,549	2,249	0	**8,087,911**
Unrealised gains	967,095	99,293	189,222	693	14,827	**1,271,130**
Unrealised losses	-1,112,855	0	-22,140	0	-14,827	**-1,149,822**
As at 31 December 2023	**6,253,275**	**489,371**	**1,463,631**	**2,942**	**0**	**8,209,219**
Net book value:						
As at 31 December 2023	**13,940,373**	**646,871**	**5,296,093**	**4,190**	**401,806**	**20,289,333**
As at 31 December 2022	**13,354,340**	**547,578**	**4,914,430**	**3,783**	**72,823**	**18,892,954**

(1) The amount of EUR '000 278,520 (2023: EUR '000 157,500) corresponds to the capital paid in by the Group as at 31 December 2024 with respect to its subscription of EUR '000 1,021,460 (2023: EUR '000 900,440) to the capital of the European Bank for Reconstruction and Development ('EBRD'). In September 2024 the Bank subscribed to 12,102 additional paid-in shares in the capital of the EBRD, of nominal value EUR '000 10 each, with total value of EUR '000 121,020, payable in five equal annual instalments, starting with April 2025. As at 31 December 2024, the Group holds 3.30% of the subscribed capital of the EBRD (2023: 3.03%).

(2) The "Additions" and "Reflows/Terminations" amounts include foreign exchange movements.

(3) The amount of EUR '000 960,141 (2023: EUR '000 401,806) corresponds to the net paid in in respect of private equity operations which are deployed by the EIF in the context of the InvestEU Programme. These operations are fully guaranteed by the EU represented by the European Commission. The latter is exposed to the upside and downside arising from these equity operations whereas the Group retains ultimately only an interest component to cover its cost of funding. Therefore, from an economical and risk perspective, the Group, as beneficiary of the EU Guarantee, is exposed ultimately to the credit risk of the European Commission and not the equity risk stemming from the underlying investments. The fair value of such operations, disregarding the guarantee of EC, amounts to EUR '000 944,460 (2023: EUR '000 386,979) whereas the valuation of the guarantee provided by the EC is valued at EUR '000 15,681 (2023: EUR '000 14,827).

The Group designated the investment in EBRD as at fair value through other comprehensive income because the investment is expected to be held for the long-term for strategic purposes and there are no plans to dispose this investment in the short or medium term. There was no dividend recognised during the year 2024 nor transfers of any cumulative gain or loss within equity relating to this investment.

The fair value movements from the private equity and venture capital operations observed and reported in the above table are primarily based on the individual valuations of the invested funds received from the relevant fund managers. From total private equity and venture capital operations valuations received 99% are under Category I or Category II pursuant to the classification included in Note A.4.8.6.

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 212

2024 FINANCIAL REPORT 218 30 B.4. Interest in other entities B.4.1 Composition of the Group The European Investment Fund (the ‘Fund’ or ‘EIF’) was incorporated on 14 June 1994, in Luxembourg, as an international financial institution. The address of its registered office is 37B, avenue J.F. Kennedy, L-2968 Luxembourg. The primary task of the Fund, while providing adequate return on equity, is to contribute to the pursuit of European Union objectives through: • the provision of guarantees to financial institutions that cover credits to small and medium sized enterprises (‘SMEs’); • the acquisition, holding, managing and disposal of equity participations; • the administration of special resources entrusted by third parties; and • related activities. The EIF has share capital consisting solely of ordinary shares, which are held directly by the Bank and the proportion of ownership interests held equals to the voting rights held by Bank. The country of incorporation or registration is also its principal place of business. As at 31 December 2024, the Bank holds 59.72% (2023: 59.78%) of the subscribed capital of the EIF amounting to EUR 7.4 billion (2023: EUR 7.4 billion). During 2024, the Bank sold 5 shares for a price of EUR 596,674 per share. As a result, as at 31 December 2024 the Bank holds 4,401 shares in EIF (2023: 4,406 shares). B.4.2 Involvement with unconsolidated structured entities Definition of a structured entity A structured entity is one that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. IFRS 12 observes that a structured entity often has some or all of the following features: • Restricted activities; • A narrow and well-defined objective, such as to effect a tax-efficient lease, carry out research and development activities, provide a source of capital or funding to an entity or provide investment opportunities for investors by passing on risks and rewards associated with the assets of the structured entity to investors; • Insufficient equity to permit the structured entity to finance its activities without subordinated financial support; • Financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches). Unconsolidated structured entities The term 'unconsolidated structured entities' refers to all structured entities that are not controlled by the Group and includes interests in structured entities that are not consolidated. Definition of Interests in structured entities IFRS 12 defines "interests" broadly to include any contractual or non-contractual involvement that exposes the reporting entity to variability in returns from the performance of the entity. Examples of such interests include the holding of equity interests and other forms of involvement such as the provision of funding, liquidity support, credit enhancements, commitments and guarantees to the other entity. IFRS 12 states that a reporting entity does not necessarily have an interest in another entity solely because of a typical customer supplier relationship. Type of structured entity Nature and purpose Interest held by the Group Project Finance - lending to Special Purposes Vehicles ('SPVs') Project Finance Transactions ('PF Operations') are transactions where the Group relies for the servicing of its debt on a borrower whose sole or main source of revenue is generated by a single or limited number of assets being financed by such debt or other pre-existing assets contractually linked to the project. PF operations are often financed through SPVs. Net disbursed amounts Interest income Private equity and venture capital, equity investments and infrastructure funds and other investments The Group finances venture capital and investment funds. Venture capital and investment funds pool and manage money from investors seeking private equity stakes in small and medium-size enterprises with strong growth potential as well as financing infrastructure projects. Investments in units/shares issued by venture capital and investment funds Dividends received as dividend income Assets Backed Securities issued by SPVs Investing in notes issued by SPVs is a Group’s alternative mean of providing funds to a project promoter or intermediary. Asset Backed Securities are issued by a segregated SPV and are backed by a pool of assets originated by a financial or another institution. It should be noted that the Group does not act as sponsor/promoter of such SPVs. Investments in notes issued by the SPVs Interest income Guarantees granted in respect of loans granted by third party SPVs The Group enters into guarantees and unfunded securities transactions that can be granted to financial institutions, public entities or SPVs. Guaranteed exposures Guarantee fees Mandate management The Group manages mandates on behalf of third parties and is entrusted with the management of external funds and provides related back-office and accounting services. Management fees for services 213

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 219 31 The table below shows the carrying amounts of unconsolidated structured entities in which the Group has an interest at the reporting date, as well as the Group’s maximum exposure to credit risk in relation to those entities or maximum exposure to loss for private equity and venture capital, equity investments and infrastructure funds and other investments. The maximum exposure to credit risk or maximum exposure to loss (for private equity and venture capital, equity investments and infrastructure funds and other investments) includes the carrying amounts and the related undisbursed commitments. 31.12.2024 31.12.2023 (in EUR million) Caption Carrying amount Maximum Exposure to Credit Risk or loss* Carrying amount Maximum Exposure to Credit Risk or loss* Project finance - lending to SPVs Loans and advances to customers 7,404 8,149 7,220 7,957 Private equity and venture capital, equity investments and infrastructure funds and other investments (refer to Note B.3) Shares and other variable-yield securities 20,938 33,333 19,638 30,276 Loan substitutes – Investments in Asset Backed Securities issued by SPVs and other structured entities Debt securities including fixed-income securities 7,722 7,722 7,249 7,249 Guarantees granted in respect of loans granted by third party SPV (Notes S.2.5.3) Provisions for guarantees issued and commitments 87 15,757 87 14,673 Total 36,151 64,961 34,194 60,155 * Maximum exposure to credit risk is not applicable for private equity and venture capital, equity investment and infrastructure funds and other investments, as they carry no credit risk. No support is provided to structured entities by the EIB Group beyond the above disclosed carrying amount. Note C – Loans and advances to credit institutions and to customers – other loans and advances (in EUR ‘000) 31.12.2024 31.12.2023 Term deposits 18,836,491 22,320,243 On-demand deposits 2,498 2,249 Reverse repos 21,364,442 23,736,876 Other loans and advances to credit institutions 40,203,431 46,059,368 Other loans and advances to customers 235,061 55,658 Total other loans and advances 40,438,492 46,115,026 Of which cash and cash equivalents (excluding accrued interest) 37,376,534 24,377,519 214

2024 FINANCIAL REPORT 220 32 Note D – Summary statement of loans (in EUR ‘000) D.1. Aggregate loans granted Aggregate loans granted comprise both the disbursed and undisbursed portions of loans. The analysis is as follows: To intermediary credit institutions Directly to final beneficiaries 31.12.2024 31.12.2023 Disbursed portion 89,504,437 346,749,536 436,253,973 425,455,768 Undisbursed loans 28,991,439 99,028,309 128,019,747 128,565,932 Aggregate loans granted 118,495,876 445,777,845 564,273,720 554,021,700 Loan instalments receivable 69,553 531,003 600,556 165,718 Loan substitutes portfolio 19,960,273 18,908,685 Aggregate loans including loan substitutes portfolio 584,834,549 573,096,103 D.2. Impairment on loans and advances – Loss allowances The following tables show the reconciliation from the opening to the closing balance of the loss allowance for disbursed loans and advances and undisbursed loans (loan commitments) under the ECL IFRS 9 model. 2024 12-month ECL Lifetime ECL not credit-impaired Lifetime ECL credit-impaired Total Loans and advances to credit institutions measured at AC Balance as at 1 January 2024 18,234 49,699 0 67,933 Transfer to 12-month ECL 327 -2,793 0 -2,466 Transfer to lifetime ECL not credit impaired -12 17 0 5 Transfer to lifetime ECL credit impaired 0 -67 0 -67 Net measurement of loss allowance -6,686 -28,421 0 -35,107 New financial assets originated or purchased 2,634 110 0 2,744 Financial assets that have been derecognised -600 -2,429 0 -3,029 Write-offs 0 0 0 0 Balance as at 31 December 2024 13,897 16,116 0 30,013 The evolution of the loss allowance on Loans and advances to credit institutions is mainly explained by the following: • Decrease due to the net movement between 12-month ECL, Lifetime ECL not credit-impaired and Lifetime ECL credit-impaired by an amount of EUR ‘000 2,528. • Increase due to new financial assets originated or purchased by an amount of EUR ‘000 2,744. • Decrease due to the net measurement of loss allowance of existing operations within the same staging level by an amount of EUR ‘000 35,107. • Decrease due to the full derecognition of financial assets by an amount of EUR ‘000 3,029. 2023 12-month ECL Lifetime ECL not credit-impaired Lifetime ECL credit-impaired Total Loans and advances to credit institutions measured at AC Balance as at 1 January 2023 8,724 23,540 180 32,444 Transfer to 12-month ECL 731 -7,024 0 -6,293 Transfer to lifetime ECL not credit impaired -294 1,764 0 1,470 Transfer to lifetime ECL credit impaired 0 0 0 0 Net measurement of loss allowance 4,327 -908 0 3,419 New financial assets originated or purchased 5,280 33,192 0 38,472 Financial assets that have been derecognised -534 -865 -180 -1,579 Write-offs 0 0 0 0 Balance as at 31 December 2023 18,234 49,699 0 67,933 215

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 221 33 2024 12-month ECL Lifetime ECL not credit-impaired Lifetime ECL credit-impaired Total Loans and advances to customers measured at AC Balance as at 1 January 2024 55,215 182,630 241,171 479,016 Transfer to 12-month ECL 8,630 -103,561 0 -94,931 Transfer to lifetime ECL not credit impaired -1,019 20,164 -21 19,124 Transfer to lifetime ECL credit impaired -722 -17 142,120 141,381 Net measurement of loss allowance -5,702 -10,187 -14,663(1) -30,552 New financial assets originated or purchased 10,614 34,824 0 45,438 Financial assets that have been derecognised -2,948 -2,934 -15,972 -21,854 Write-offs 0 0 0 0 Balance as at 31 December 2024 64,068 120,919 352,635 537,622 (1) No assets were derecognised and subsequently reinstated in 2023 and in 2024. The evolution of the loss allowance on Loans and advances to customers is mainly explained by the following: • Increase due to the net movement between 12-month ECL, Lifetime ECL not credit-impaired and Lifetime ECL credit-impaired by an amount of EUR ‘000 65,574 (2023: EUR ‘000 114,052). • Increase due to new financial assets originated or purchased by an amount of EUR ‘000 45,438 (2023: EUR ‘000 24,910). • Decrease due to the full derecognition of financial assets by an amount of EUR ‘000 21,854 (2023: EUR ‘000 2,293). • Decrease due to the net measurement of loss allowance of existing operations within the same staging level by an amount of EUR ‘000 30,552 (2023: increase of EUR ‘000 46,408). 2023 12-month ECL Lifetime ECL not credit-impaired Lifetime ECL credit-impaired Total Loans and advances to customers measured at AC Balance as at 1 January 2023 27,507 140,310 128,122 295,939 Transfer to 12-month ECL 4,174 -35,401 -23 -31,250 Transfer to lifetime ECL not credit impaired -1,759 42,973 -58 41,156 Transfer to lifetime ECL credit impaired -276 -279 104,701 104,146 Net measurement of loss allowance 15,178 21,498 9,732(1) 46,408 New financial assets originated or purchased 11,292 13,601 17 24,910 Financial assets that have been derecognised -901 -72 -1,320 -2,293 Write-offs 0 0 0 0 Balance as at 31 December 2023 55,215 182,630 241,171 479,016 (1) This amount includes EUR '000 9,315 related to the use of ECL due to derecognition of the corresponding asset following its modification. No assets were derecognised and subsequently reinstated in 2023. 2024 12-month ECL Lifetime ECL not credit-impaired Lifetime ECL credit-impaired Total Loan commitments measured at AC Balance as at 1 January 2024 20,461 31,993 250 52,704 Transfer to 12-month ECL 564 -10,488 0 -9,924 Transfer to lifetime ECL not credit impaired -626 18,632 0 18,006 Transfer to lifetime ECL credit impaired -64 0 12,795 12,731 Net measurement of loss allowance 1,194 -593 0 601 New financial assets originated or purchased 13,821 509 0 14,330 Financial assets that have been derecognised -9,040 -14,501 0 -23,541 Write-offs 0 0 0 0 Balance as at 31 December 2024 26,310 25,552 13,045 64,907 The evolution of the loss allowance on Loan commitments is mainly explained by the following: • Increase due to the net movement between 12-month ECL, Lifetime ECL not credit-impaired and Lifetime ECL credit-impaired by an amount of EUR ‘000 20,813. • Increase due to new financial assets originated or purchased by an amount of EUR ‘000 14,330. • Decrease due to the full derecognition of financial assets by an amount of EUR ‘000 23,541. • Increase due to the net measurement of loss allowance of existing operations within the same staging level by an amount of EUR ‘000 601. 216

2024 FINANCIAL REPORT 222 34 2023 12-month ECL Lifetime ECL not credit-impaired Lifetime ECL credit-impaired Total Loan commitments measured at AC Balance as at 1 January 2023 12,820 26,110 275 39,205 Transfer to 12-month ECL 850 -12,532 0 -11,682 Transfer to lifetime ECL not credit impaired -501 15,074 0 14,573 Transfer to lifetime ECL credit impaired 0 0 0 0 Net measurement of loss allowance 2,665 1,224 0 3,889 New financial assets originated or purchased 10,019 4,400 0 14,419 Financial assets that have been derecognised -5,392 -2,283 -25 -7,700 Write-offs 0 0 0 0 Balance as at 31 December 2023 20,461 31,993 250 52,704 D.3. Geographical breakdown of lending by country in which projects are located Loans for projects within the European Union: Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Spain 77,512,831 66,761,830 10,751,001 13.27% 13.37% France 76,663,318 57,826,001 18,837,317 13.12% 12.59% Italy 65,403,529 54,653,000 10,750,529 11.19% 11.41% Poland 49,016,398 40,879,512 8,136,886 8.39% 8.38% Germany 48,629,301 35,303,037 13,326,264 8.32% 8.28% Greece 19,387,939 14,379,020 5,008,919 3.32% 3.35% Belgium 19,241,132 15,283,484 3,957,648 3.29% 3.12% Netherlands 17,436,603 13,693,217 3,743,386 2.98% 2.85% Austria 14,559,568 12,649,370 1,910,198 2.49% 2.60% Portugal 12,143,210 10,223,873 1,919,337 2.08% 2.22% Sweden 11,839,611 9,211,563 2,628,048 2.03% 2.33% Finland 11,252,837 9,892,782 1,360,055 1.93% 1.83% Czech Republic 9,847,568 6,870,973 2,976,595 1.69% 1.51% Romania 8,702,848 5,775,522 2,927,326 1.49% 1.41% Hungary 8,635,963 7,814,382 821,581 1.48% 1.60% Ireland 8,140,225 6,339,043 1,801,182 1.39% 1.38% Denmark 5,101,137 2,933,849 2,167,288 0.87% 0.79% Slovakia 4,235,870 3,776,851 459,019 0.73% 0.70% Croatia 3,585,005 2,711,067 873,938 0.61% 0.55% Lithuania 2,937,978 2,602,012 335,966 0.50% 0.49% Cyprus 2,531,536 1,948,086 583,450 0.43% 0.47% Bulgaria 2,486,499 1,815,886 670,613 0.43% 0.41% Slovenia 2,231,109 1,823,244 407,865 0.38% 0.47% Estonia 2,047,105 1,370,352 676,753 0.35% 0.32% Luxembourg 861,356 312,689 548,667 0.15% 0.13% Latvia 838,682 713,250 125,432 0.15% 0.18% Malta 385,789 295,684 90,105 0.08% 0.07% Sub-total 485,654,947 387,859,579 97,795,368 83.14% 82.81% EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 223 35 Loans for projects outside the European Union: Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Former member states 25,243,580 25,243,580 0 4.32% 4.76% Candidate countries(3) (2) 22,871,208 15,902,209 6,968,999 3.91% 3.81% Mediterranean countries(5) (6) 19,480,440 11,760,022 7,720,418 3.33% 3.45% Asia 10,280,781 4,950,269 5,330,512 1.76% 1.66% ACP States(7) 9,861,887 3,580,290 6,281,597 1.69% 1.55% Latin America 6,855,830 4,617,585 2,238,245 1.17% 1.12% EFTA 1,363,145 1,354,645 8,500 0.23% 0.33% Russia, Eastern Europe, Southern Caucasus (4) 1,220,768 462,960 757,808 0.21% 0.26% South Africa 1,115,473 303,473 812,000 0.19% 0.13% Potential candidate countries 182,615 76,315 106,300 0.03% 0.10% OCT(8) 103,319 103,319 0 0.02% 0.02% Sub-total 98,579,046 68,354,667 30,224,379 16.86% 17.19% Total 2024(1) 584,233,993 456,214,246 128,019,747 100.00% Total 2023(1) 572,930,385 444,364,453 128,565,932 100.00% (1) Aggregate loans including loan substitutes and excluding loan instalments receivables (2024: EUR 601 million, 2023: EUR 166 million). (2) In 2024, Georgia falls under the “Candidate countries” caption, whereas in 2023 it fell under the “Potential candidate countries”. Comparative figures in the column “% of total 2023” are reflecting the composition of each country cluster relevant for the year of presentation. (3) The EIB’s disbursed exposure in Ukraine is predominantly covered by EU Comprehensive Guarantees and EU Political Risk Guarantees under the EU External Lending Mandate. As of 31 December 2024, total disbursed exposure amounted to EUR 3,250.2 million (compared to EUR 3,162 million at the end of 2023). Of this amount, EUR 3,092.5 million, or 95%, is covered by EU Comprehensive Guarantees, EUR 145.3 million, or 4%, is covered by EU Political Risk Guarantees and EUR 12.4 million, or 0%, is covered under Risk Sharing Mandates (compared to EUR 2,981.4 million, or 94%, EUR 166.2 million, or 5% and EUR 14.7 million, or 0% respectively, at the end of 2023). In addition, the Bank also granted financial guarantees on exposures to counterparties located in Ukraine for a signed amount of EUR 500.5 million at the end of 2024 (compared to EUR 470.6 million at the end of 2023). This is fully covered by EU Comprehensive Guarantees. A further EUR 2,615 million has been committed in signed operations not yet disbursed at the end of 2024 (compared to EUR 2,605.5 million at the end of 2023). Of this amount, EUR 2,285.2 million, or 87%, is covered by EU Comprehensive Guarantees, EUR 144.9 million, or 6%, by EU Political Risk Guarantees, EUR 150.0 million, or 6%, under EU4U and EUR 33.0 million, or 1%, under Risk Sharing Mandates (compared to EUR 2,432.7 million or 94%, EUR 138.0 million, or 5%, EUR Nil, or 0% and EUR 33.0 million or 1% respectively, at the end of 2023). The remaining EUR 1.9 million, or 0%, is at the EIB’s own risk (compared to EUR 1.8 million, or 0%, at the end of 2023). (4) The EIB had no remaining disbursed loan exposure in Belarus at the end of 2024 (compared to EUR 6.7 million at the end of 2023, which was fully secured by EU Political Risk Guarantees). A further EUR 350.0 million has been committed in signed operations not yet disbursed, which is fully secured by EU Comprehensive Guarantees (compared to EUR 350.0 million at the end of 2023, fully secured by EU Comprehensive Guarantees). The EIB stopped signatures in Belarus following the country’s disputed presidential elections in August 2020 and will continue to maintain such a stance, in line with EU policy and existing applicable sanctions. (5) This designation shall not be construed as recognition of a State of Palestine and is without prejudice to the individual positions of the EU Member States on this issue. The EIB’s total disbursed exposure in Palestine amounted to EUR 302.5 million at the end of 2024 (compared to EUR 106 million at the end of 2023), of which EUR 296 million, or 98%, is secured by EU Comprehensive Guarantees and EUR 6.5 million, or 2%, under Risk Sharing Mandates (compared to EUR 96.7 million, or 91%, secured by EU Comprehensive Guarantees and EUR 9.2 million, or 9%, at the EIB’s own risk, at the end of 2023). A further EUR 77.5 million has been committed in signed operations not yet disbursed, which is fully secured by EU Comprehensive Guarantees (compared to EUR 264.2 million at the end of 2023, also fully secured by EU Comprehensive Guarantees). (6) The EIB’s total disbursed exposure in Israel amounted to EUR 1 209 million at the end of 2024 (compared to EUR 767 million at the end of 2023), of which EUR 279.6 million, or 23%, is secured by EU Political Risk Guarantees, EUR 925.4 million, or 77%, is at the EIB’s own risk and EUR 4 million, or 0%, is covered under Risk Sharing Mandates (compared to EUR 300 million, or 39%, EUR 435 million, or 57% and EUR 32.4 million, or 4% respectively, at the end of 2023). A further EUR 584.1 million has been committed in signed operations not yet disbursed at the end of 2024 (compared to EUR 1,087.8 million at the end of 2023), of which EUR 580.6 million, or 99%, is at the EIB’s own risk and EUR 3.5 million, or 1%, under Risk Sharing Mandates (compared to EUR 1,068.3 million, or 98% and EUR 19.5 million, or 2% respectively, at the end of 2023). (7) African, Caribbean and Pacific. (8) Overseas Countries and Territories. 217

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 222 34 2023 12-month ECL Lifetime ECL not credit-impaired Lifetime ECL credit-impaired Total Loan commitments measured at AC Balance as at 1 January 2023 12,820 26,110 275 39,205 Transfer to 12-month ECL 850 -12,532 0 -11,682 Transfer to lifetime ECL not credit impaired -501 15,074 0 14,573 Transfer to lifetime ECL credit impaired 0 0 0 0 Net measurement of loss allowance 2,665 1,224 0 3,889 New financial assets originated or purchased 10,019 4,400 0 14,419 Financial assets that have been derecognised -5,392 -2,283 -25 -7,700 Write-offs 0 0 0 0 Balance as at 31 December 2023 20,461 31,993 250 52,704 D.3. Geographical breakdown of lending by country in which projects are located Loans for projects within the European Union: Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Spain 77,512,831 66,761,830 10,751,001 13.27% 13.37% France 76,663,318 57,826,001 18,837,317 13.12% 12.59% Italy 65,403,529 54,653,000 10,750,529 11.19% 11.41% Poland 49,016,398 40,879,512 8,136,886 8.39% 8.38% Germany 48,629,301 35,303,037 13,326,264 8.32% 8.28% Greece 19,387,939 14,379,020 5,008,919 3.32% 3.35% Belgium 19,241,132 15,283,484 3,957,648 3.29% 3.12% Netherlands 17,436,603 13,693,217 3,743,386 2.98% 2.85% Austria 14,559,568 12,649,370 1,910,198 2.49% 2.60% Portugal 12,143,210 10,223,873 1,919,337 2.08% 2.22% Sweden 11,839,611 9,211,563 2,628,048 2.03% 2.33% Finland 11,252,837 9,892,782 1,360,055 1.93% 1.83% Czech Republic 9,847,568 6,870,973 2,976,595 1.69% 1.51% Romania 8,702,848 5,775,522 2,927,326 1.49% 1.41% Hungary 8,635,963 7,814,382 821,581 1.48% 1.60% Ireland 8,140,225 6,339,043 1,801,182 1.39% 1.38% Denmark 5,101,137 2,933,849 2,167,288 0.87% 0.79% Slovakia 4,235,870 3,776,851 459,019 0.73% 0.70% Croatia 3,585,005 2,711,067 873,938 0.61% 0.55% Lithuania 2,937,978 2,602,012 335,966 0.50% 0.49% Cyprus 2,531,536 1,948,086 583,450 0.43% 0.47% Bulgaria 2,486,499 1,815,886 670,613 0.43% 0.41% Slovenia 2,231,109 1,823,244 407,865 0.38% 0.47% Estonia 2,047,105 1,370,352 676,753 0.35% 0.32% Luxembourg 861,356 312,689 548,667 0.15% 0.13% Latvia 838,682 713,250 125,432 0.15% 0.18% Malta 385,789 295,684 90,105 0.08% 0.07% Sub-total 485,654,947 387,859,579 97,795,368 83.14% 82.81% EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 223 35 Loans for projects outside the European Union: Countries and territories in which projects are located Aggregate loans granted Disbursed portion Undisbursed portion % of total 2024 % of total 2023 Former member states 25,243,580 25,243,580 0 4.32% 4.76% Candidate countries(3) (2) 22,871,208 15,902,209 6,968,999 3.91% 3.81% Mediterranean countries(5) (6) 19,480,440 11,760,022 7,720,418 3.33% 3.45% Asia 10,280,781 4,950,269 5,330,512 1.76% 1.66% ACP States(7) 9,861,887 3,580,290 6,281,597 1.69% 1.55% Latin America 6,855,830 4,617,585 2,238,245 1.17% 1.12% EFTA 1,363,145 1,354,645 8,500 0.23% 0.33% Russia, Eastern Europe, Southern Caucasus (4) 1,220,768 462,960 757,808 0.21% 0.26% South Africa 1,115,473 303,473 812,000 0.19% 0.13% Potential candidate countries 182,615 76,315 106,300 0.03% 0.10% OCT(8) 103,319 103,319 0 0.02% 0.02% Sub-total 98,579,046 68,354,667 30,224,379 16.86% 17.19% Total 2024(1) 584,233,993 456,214,246 128,019,747 100.00% Total 2023(1) 572,930,385 444,364,453 128,565,932 100.00% (1) Aggregate loans including loan substitutes and excluding loan instalments receivables (2024: EUR 601 million, 2023: EUR 166 million). (2) In 2024, Georgia falls under the “Candidate countries” caption, whereas in 2023 it fell under the “Potential candidate countries”. Comparative figures in the column “% of total 2023” are reflecting the composition of each country cluster relevant for the year of presentation. (3) The EIB’s disbursed exposure in Ukraine is predominantly covered by EU Comprehensive Guarantees and EU Political Risk Guarantees under the EU External Lending Mandate. As of 31 December 2024, total disbursed exposure amounted to EUR 3,250.2 million (compared to EUR 3,162 million at the end of 2023). Of this amount, EUR 3,092.5 million, or 95%, is covered by EU Comprehensive Guarantees, EUR 145.3 million, or 4%, is covered by EU Political Risk Guarantees and EUR 12.4 million, or 0%, is covered under Risk Sharing Mandates (compared to EUR 2,981.4 million, or 94%, EUR 166.2 million, or 5% and EUR 14.7 million, or 0% respectively, at the end of 2023). In addition, the Bank also granted financial guarantees on exposures to counterparties located in Ukraine for a signed amount of EUR 500.5 million at the end of 2024 (compared to EUR 470.6 million at the end of 2023). This is fully covered by EU Comprehensive Guarantees. A further EUR 2,615 million has been committed in signed operations not yet disbursed at the end of 2024 (compared to EUR 2,605.5 million at the end of 2023). Of this amount, EUR 2,285.2 million, or 87%, is covered by EU Comprehensive Guarantees, EUR 144.9 million, or 6%, by EU Political Risk Guarantees, EUR 150.0 million, or 6%, under EU4U and EUR 33.0 million, or 1%, under Risk Sharing Mandates (compared to EUR 2,432.7 million or 94%, EUR 138.0 million, or 5%, EUR Nil, or 0% and EUR 33.0 million or 1% respectively, at the end of 2023). The remaining EUR 1.9 million, or 0%, is at the EIB’s own risk (compared to EUR 1.8 million, or 0%, at the end of 2023). (4) The EIB had no remaining disbursed loan exposure in Belarus at the end of 2024 (compared to EUR 6.7 million at the end of 2023, which was fully secured by EU Political Risk Guarantees). A further EUR 350.0 million has been committed in signed operations not yet disbursed, which is fully secured by EU Comprehensive Guarantees (compared to EUR 350.0 million at the end of 2023, fully secured by EU Comprehensive Guarantees). The EIB stopped signatures in Belarus following the country’s disputed presidential elections in August 2020 and will continue to maintain such a stance, in line with EU policy and existing applicable sanctions. (5) This designation shall not be construed as recognition of a State of Palestine and is without prejudice to the individual positions of the EU Member States on this issue. The EIB’s total disbursed exposure in Palestine amounted to EUR 302.5 million at the end of 2024 (compared to EUR 106 million at the end of 2023), of which EUR 296 million, or 98%, is secured by EU Comprehensive Guarantees and EUR 6.5 million, or 2%, under Risk Sharing Mandates (compared to EUR 96.7 million, or 91%, secured by EU Comprehensive Guarantees and EUR 9.2 million, or 9%, at the EIB’s own risk, at the end of 2023). A further EUR 77.5 million has been committed in signed operations not yet disbursed, which is fully secured by EU Comprehensive Guarantees (compared to EUR 264.2 million at the end of 2023, also fully secured by EU Comprehensive Guarantees). (6) The EIB’s total disbursed exposure in Israel amounted to EUR 1 209 million at the end of 2024 (compared to EUR 767 million at the end of 2023), of which EUR 279.6 million, or 23%, is secured by EU Political Risk Guarantees, EUR 925.4 million, or 77%, is at the EIB’s own risk and EUR 4 million, or 0%, is covered under Risk Sharing Mandates (compared to EUR 300 million, or 39%, EUR 435 million, or 57% and EUR 32.4 million, or 4% respectively, at the end of 2023). A further EUR 584.1 million has been committed in signed operations not yet disbursed at the end of 2024 (compared to EUR 1,087.8 million at the end of 2023), of which EUR 580.6 million, or 99%, is at the EIB’s own risk and EUR 3.5 million, or 1%, under Risk Sharing Mandates (compared to EUR 1,068.3 million, or 98% and EUR 19.5 million, or 2% respectively, at the end of 2023). (7) African, Caribbean and Pacific. (8) Overseas Countries and Territories. 218

2024 FINANCIAL REPORT 224 36 D.4. Movement in guarantee operations The following table shows the reconciliation from the opening to the closing balance of the financial guarantees. Comparative amounts for 2023 are disclosed below. 2024 Other liabilities Provisions 12-month ECL Lifetime ECL not credit-impaired Lifetime ECL credit-impaired Total Financial Guarantees Balance as at 1 January 77,438 40 9,408 86,886 Transfer to 12-month ECL 0 0 0 0 Transfer to lifetime ECL not credit-impaired 0 0 0 0 Transfer to lifetime ECL credit impaired -1 0 1 0 Net remeasurement -5,616 -15 73 -5,558 Use of provision 0 0 0 0 New guarantees originated or purchased 33,008 145 0 33,153 Guarantees that have been derecognised -27,693 -24 0 -27,717 Balance as at 31 December 77,136 146 9,482 86,764 2023 Other liabilities Provisions 12-month ECL Lifetime ECL not credit-impaired Lifetime ECL credit-impaired Total Financial Guarantees Balance as at 1 January 88,589 134 9,332 98,055 Transfer to 12-month ECL 0 0 0 0 Transfer to lifetime ECL not credit-impaired 0 0 0 0 Transfer to lifetime ECL credit impaired 0 0 0 0 Net remeasurement -12,703 -67 76 -12,694 Use of provision 0 0 0 0 New guarantees originated or purchased 19,878 0 0 19,878 Guarantees that have been derecognised -18,326 -27 0 -18,353 Balance as at 31 December 77,438 40 9,408 86,886 219

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 225 37 Note E – Property, furniture, equipment and intangible assets (in EUR ‘000) Land Luxembourg buildings(1) Furniture and equipment Right-of-use assets(2)(3) Total property, furniture and equipment Total intangible assets Cost as at 1 January 2024 20,145 454,117 81,860 280,180 836,302 136,885 Additions 0 73,084 27,444 72,306 172,834 86,835 Disposals 0 0 -18,144 -24,134 -42,278 -43,260 As at 31 December 2024 20,145 527,201 91,160 328,352 966,858 180,460 Accumulated depreciation/amortisation: As at 1 January 2024 0 -235,718 -38,608 -169,113 -443,439 -40,840 Depreciation/amortisation 0 -7,752 -24,728 -39,264 -71,744 -51,967 Disposals 0 0 18,144 24,134 42,278 42,998 As at 31 December 2024 0 -243,470 -45,192 -184,243 -472,905 -49,809 Carrying amount: As at 31 December 2024 20,145 283,731 45,968 144,109 493,953 130,651 As at 31 December 2023 20,145 218,399 43,252 111,067 392,863 96,045 (1) All land and buildings are used by the Group for its own activities. For subsequent measurement purposes the Group uses the “cost model” under IAS 16. The Luxembourg buildings category includes cost relating to the construction of a new building for an amount of EUR ’000 184,312 (2023: EUR ’000 111,253), which is expected to be completed in 2026. (2) Right-of-use assets are composed of the two classes of assets: real estate (commercial and residential properties) and cars. The depreciation charge during 2024 for the real estate was EUR ’000 39,118 (2023: EUR ’000 34,732) and for the cars was EUR ’000 146 (2023: EUR ’000 262). The carrying amount as at 31 December 2024 was EUR ’000 143,700 for the Real estate (2023: EUR ’000 110,955) and for the cars was EUR ’000 409 (2023: EUR ’000 112). (3) Additions to Right-of-Use assets also include lease modifications. Note F – Deferred income (in EUR ‘000) 31.12.2024 31.12.2023 Deferred management fees 359,693 323,599 Interest subsidies received in advance 218,771 177,969 Deferred income on loans and guarantees 44,394 47,876 Other(*) 129,197 117,227 Total 752,055 666,671 (*) The variation of the "Other" deferred income items is mainly driven by recovery and restructuring fees. 220

2024 FINANCIAL REPORT 226 38 Note G – Other assets and other liabilities (in EUR ‘000) G.1. Other assets 31.12.2024 31.12.2023 Accounts receivable and sundry debtors 158,406 189,940 Net assets from financial guarantee contracts 110,008 50,789 Guarantee call receivable 95,472 141,597 InvestEU receivable 84,310 35,201 EGF management fee receivable 5,311 8,703 Advances on salaries and allowances 2,860 3,008 Other 2,553 2,460 Total 458,920 431,698 G.2. Other liabilities 31.12.2024 31.12.2023 Capital repayable to the UK(*) 1,995,904 2,295,904 Optional Supplementary Provident Scheme 1,004,392 896,487 Commitment to purchase EIF non-controlling interest(**) 483,283 461,826 First Loss Piece Contribution(***) 416,248 340,821 Accounts payable and sundry creditors(****) 155,837 119,268 Lease Liability 136,011 126,341 Capital increase payable to EBRD(*****) 121,020 0 Personnel costs payable 104,129 104,086 Net liabilities from financial guarantee contracts (Note D.4.) 77,283 77,478 Payable amounts under mandates 58,213 56,487 Payable on HIPC initiative(******) 13,596 13,596 InvestEU payable 6,185 3,782 Western Balkans infrastructure fund 97 97 Other(****) 432,736 1,009,434 Total 5,004,934 5,505,607 (*) In accordance with the Article 150(4) of the Agreement on the withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community, and as amended by COUNCIL DECISION (EU) 2020/769 of 10 June 2020, the EIB will repay to the UK EUR 3.5bn of called capital in twelve annual instalments starting with 15 October 2020 (the first eleven instalments will be EUR 300,000,000 each and the final one will be EUR 195,903,950). The instalments due on 15 October 2020, 15 October 2021, 14 October 2022, 13 October 2023 and 15 October 2024 were settled in full. (**) As at 31 December 2024, the portion of EIF non-controlling interest on the consolidated other liabilities amounts to EUR 483 million (2023: EUR 462 million) and on the consolidated result (Note L) amounts to EUR -30 million (2023: EUR -25 million). (***) Contribution related to First Loss Piece (FLP). FLP is a form of portfolio-based collateral under which all the losses incurred on a portfolio of exposures are absorbed by the FLP, until it has been fully exhausted. Only after that point the more senior tranches can incur some losses too. (****) A reclassification was made between the captions in order to improve the readability of the financial statements. (*****) In September 2024 the Bank subscribed to 12,102 additional paid-in shares in the capital of the EBRD, nominal value of EUR ‘000 10 each, with total value of EUR ’000 121,020, payable in five equal annual instalments on 30 April 2025, 30 April 2026, 30 April 2027, 30 April 2028 and 30 April 2029. (******) Heavily Indebted Poor Countries (‘HIPC’) initiative. 221

Note H – Amounts owed to credit institutions and customers (in EUR ‘000)

H.1. Amounts owed to credit institutions

	31.12.2024	31.12.2023
Repayable on demand	**750,387**	**1,094,567**
- Overnight deposits	750,387	1,094,567
With agreed maturity or periods of notice	**107,298**	**1,052,802**
- Repo with credit institutions	107,298	1,052,802
Total	**857,685**	**2,147,369**

H.2. Amounts owed to customers

	31.12.2024	31.12.2023
Repayable on demand	**3,090,263**	**1,912,580**
- Overnight deposits	0	81
- European Union and Member States' accounts:		
- For Special Section operations and related unsettled amounts	246,637	414,924
- Deposit accounts	2,843,626	1,497,575
With agreed maturity or periods of notice	**120,508**	**159,560**
- Short-term deposits	120,508	159,560
Total	**3,210,771**	**2,072,140**

Note I – Debts evidenced by certificates (in EUR ‘000)

In its financing activity, one of the Group's objectives is to align its funding strategy with the funds required for the loans granted. The caption *"Debts evidenced by certificates"* includes *"Debt securities in issue"* (securities offered to the general investing public) and *"Others"* (private placements). The table below discloses the details of debts outstanding as at 31 December 2024 and 31 December 2023 per currency, together with the average rates and due dates (earliest/latest).

	Debts evidenced by certificates (in EUR '000)				
Payable in	**Nominal at 31.12.2024**	**Average rate 2024(*)**	**Due dates**	**Nominal at 31.12.2023**	**Average rate 2023(*)**
EUR	253,981,303	1.68	2025/2061	261,675,719	1.62
USD	115,087,825	3.03	2025/2058	97,159,685	2.70
GBP	37,075,272	3.79	2025/2054	34,889,117	3.73
PLN	9,254,971	3.63	2025/2043	8,950,340	3.62
AUD	8,670,109	3.00	2025/2040	9,600,389	2.90
SEK	4,667,510	1.98	2025/2040	4,685,022	1.97
CAD	3,298,087	2.43	2025/2045	4,382,496	2.27
CHF	3,039,264	2.06	2025/2036	3,370,086	2.10
NOK	2,051,717	3.32	2025/2037	3,474,045	2.87
ZAR	1,848,151	7.80	2025/2035	2,054,012	8.01
JPY	1,036,349	2.24	2025/2053	1,158,921	2.29
DKK	700,495	0.53	2025/2031	781,461	0.99
MXN	686,762	7.14	2025/2033	996,096	6.36
CNY	412,749	2.77	2025/2026	570,635	2.80
NZD	391,215	3.27	2027/2028	414,191	3.27
CZK	202,690	3.95	2025/2034	204,612	5.16
INR	179,910	7.15	2029/2033	43,523	7.40
HKD	85,517	2.47	2025/2029	34,757	0.53
BRL	54,472	9.25	2027/2027	65,276	9.25
EGP	37,958	15.75	2026/2027	29,242	14.00
HUF	36,465	11.50	2025/2025	55,643	9.06
RON	20,706	2.23	2026/2026	20,701	2.23
RUB	16,554	4.25	2026/2026	66,310	3.89
TRY	15,636	10.67	2026/2027	137,218	9.83
Total	**442,851,687**			**434,819,497**	

	Outstanding at 31.12.2024	Outstanding at 31.12.2023
Total nominal value(**)	**442,851,687**	**434,819,497**
IFRS adjustments on borrowings	-790,950	-3,074,462
Total debts evidenced by certificates	**442,060,737**	**431,745,035**

(*) Weighted average interest rates at the balance sheet date.

(**) The nominal value of debts evidenced by certificates held for hedge accounting purposes amounts to EUR 314.4 billion (2023: EUR 306.5 billion), the nominal value of debts evidenced by certificates held at fair value through profit or loss to EUR 16.6 billion (2023: EUR 17.7 billion), and the nominal value of debts evidenced by certificates held at amortised cost amounts to EUR 111.9 billion as at 31 December 2024 (2023: EUR 110.6 billion).

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 222

2024 FINANCIAL REPORT 228 40 Note J – Pension plans and health insurance scheme (in EUR ’000) The Group operates three defined-benefit pension plans. The Group also provides certain post-employment healthcare benefits to former employees of the EIB. These benefits are unfunded as defined by IAS19 and the plan is not regulated. The cost of providing benefits under the plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial valuation took place at 31 December 2024. The plans typically expose the Group to actuarial risks such as interest rate risk, longevity risk, inflation risk and salary risk. An additional risk is associated with the payment to the dependants of plan members (widow and orphan benefits). Interest rate risk The present value of the defined-benefit liability is calculated using a discount rate determined by reference to high quality corporate bond yields. A decrease in the bond interest rate will increase the pension liability. Longevity risk The present value of the defined-benefit plan liability is calculated by reference to the best estimate of the mortality of the plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability. Inflation risk The present value of the defined benefit plan liability is calculated by reference to the future pension increases, which are linked to Luxembourg inflation. An increase in Luxembourg inflation will increase the plan’s liability. Salary risk The present value of the defined-benefit plan liability is calculated by reference to the future salaries of plan participants. An increase in the salary of the plan participants will increase the plan’s liability. An additional plan is not included in the figures below: the Optional Supplementary Provident Scheme (a defined-contribution pension scheme). The corresponding amount of EUR 1,004 million (2023: EUR 896 million) is classified under “Other liabilities” (Note G). The principal assumptions used in determining pension and post-employment benefit obligations for the Group’s plans are shown below: in % 2024 2023 Discount rate for pension plans 3.75 3.66 Discount rate for health insurance plan 3.75 3.66 Future salary increase (including inflation)(*) 3.30 3.30 Future pension increases 2.30 2.30 Healthcare cost increase rate 4.30 4.30 Dependency cost increase rate 2.30 2.30 Average longevity at 60 of a male member (years) 26.60 27.20 Average longevity at 60 of a female member (years) 28.90 29.70 Actuarial tables ICSLT 2023 - Static 2024 ICSLT 2018 - Static 2023 (*) Representative nominal rate reflecting average career progression assumption. Sensitivity analysis: Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while keeping all other assumptions constant. EIB Pension: • If the discount rate is 0.5% higher (lower), the defined benefit obligation would decrease by 8.7% (increase by 10.0%). • If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by 4.6% (decrease by 3.9%). • If the life expectancy increases (decreases) by 1 year for men and women, the defined benefit obligation would increase by 3.1% (decrease by 3.1%). • If the expected future pension increases (decreases) by 1% due to inflation, the defined benefit obligation would increase by 14.0% (decrease by 11.6%). EIF Pension: • If the discount rate is 0.5% higher (lower), the defined benefit obligation would decrease by 11.6% (increase by 13.7%). • If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by 7.0% (decrease by 6.0%). • If the life expectancy increases (decreases) by 1 year for men and women, the defined benefit obligation would increase by 2.8% (decrease by 2.9%). • If the expected future pension increases (decreases) by 1% due to inflation, the defined benefit obligation would increase by 14.5% (decrease by 12.0%). 223

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 229 41 Management Committee Pension: • If the discount rate is 0.5% higher (lower), the defined benefit obligation would decrease by 6.1% (increase by 6.8%). • If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by 0.7% (decrease by 0.6%). • If the life expectancy increases (decreases) by 1 year for men and women, the defined benefit obligation would increase by 3.7% (decrease by 3.7%). • If the expected future pension increases (decreases) by 1% due to inflation, the defined benefit obligation would increase by 11.8% (decrease by 10.1%). Health Insurance for the EIB: • If the discount rate is 0.5% higher (lower), the defined benefit obligation would decrease by 11.4% (increase by 13.4%). • If the life expectancy increases (decreases) by 1 year for men and women, the defined benefit obligation would increase by 4.7% (decrease by 4.7%). • If the expected future healthcare cost increases (decreases) by 1% due to inflation, the defined benefit obligation would increase by 27.5% (decrease by 20.4%). • If the expected future dependency care cost (with other healthcare costs unchanged) increases (decreases) by 1% due to inflation, the defined benefit obligation would increase by 4.6% (decrease by 3.4%). Health Insurance for the EIF: • If the discount rate is 0.5% higher (lower), the defined benefit obligation would decrease by 14.0% (increase by 16.7%). • If the life expectancy increases (decreases) by 1 year for men and women, the defined benefit obligation would increase by 4.5% (decrease by 4.5%). • If the expected future healthcare cost increases (decreases) by 1% due to inflation, the defined benefit obligation would increase by 35.6% (decrease by 25.5%). • If the expected future dependency care costs (with other healthcare costs unchanged) increases (decreases) by 1% due to inflation, the defined benefit obligation would increase by 5.3% (decrease by 3.7%). The sensitivity analysis presented above may not be representative of the actual change in the defined obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the consolidated balance sheet. There was no change in the method and assumptions used in preparing the sensitivity analysis from prior years. The table below shows the actuarial experience (gain)/loss for the different plans and the total defined benefit obligation: EIB Pension Management Committee Pension EIF Pension Health Insurance Total Total defined benefit obligation 2024 88,806 1,127 10,051 21,691 121,675 6,702,429 2023 280,157 1,755 20,304 12,567 314,783 6,473,001 2022 209,645 675 16,885 82,842 310,047 5,722,781 2021 -23,091 -1,088 5,063 102,798 83,682 8,623,332 224

The tables below show the evolution of the Defined Benefit Obligation during 2024 and 2023 (in EUR '000):

	EIB Pension	Management Committee Pension	EIF Pension	Health Insurance	Total 2024
Obligation at the beginning of the year	**5,190,630**	**66,251**	**400,923**	**815,197**	**6,473,001**
a) Current service cost	154,705	2,093	21,695	51,071	**229,564**
b) Interest cost	188,179	2,373	14,508	29,680	**234,740**
c) Past service cost	2,977	0	281	0	**3,258**
Total profit or loss	**345,861**	**4,466**	**36,484**	**80,751**	**467,562**
a) Experience (gain)/loss	88,806	1,127	10,051	21,691	**121,675**
c) Change in demographic assumptions	-140,947	-2,229	-9,494	-34,260	**-186,930**
d) Change in financial assumptions	-90,913	-769	-9,853	-19,640	**-121,175**
Total OCI(*)	**-143,054**	**-1,871**	**-9,296**	**-32,209**	**-186,430**
a) Employee contributions	56,556	0	7,803	2,530	**66,889**
b) Benefit payments	-98,229	-2,827	-9,046	-8,491	**-118,593**
Total Other	**-41,673**	**-2,827**	**-1,243**	**-5,961**	**-51,704**
Benefit obligation as at 31 December 2024	**5,351,764**	**66,019**	**426,868**	**857,778**	**6,702,429**

(*) Attributable to the Equity holders of the Bank (EUR '000 180,884) and to non-controlling interests (EUR '000 5,547).

	EIB Pension	Management Committee Pension	EIF Pension	Health Insurance	Total 2023
Obligation at the beginning of the year	**4,621,255**	**60,841**	**346,924**	**693,761**	**5,722,781**
a) Current service cost	132,443	2,082	17,522	39,894	**191,941**
b) Interest cost	177,171	2,312	13,415	26,765	**219,663**
c) Past service cost	3,257	0	31	0	**3,288**
Total profit or loss	**312,871**	**4,394**	**30,968**	**66,659**	**414,892**
a) Experience (gain)/loss	280,157	1,755	20,304	12,567	**314,783**
b) Change in model(*)	-186,620	-397	-23,166	0	**-210,183**
c) Change in demographic assumptions	8,683	239	-802	1,775	**9,895**
d) Change in financial assumptions	211,967	1,924	22,044	44,632	**280,567**
Total OCI(**)	**314,187**	**3,521**	**18,380**	**58,974**	**395,062**
a) Employee contributions	52,338	0	6,981	3,654	**62,973**
b) Benefit payments	-110,021	-2,505	-2,330	-7,851	**-122,707**
Total Other	**-57,683**	**-2,505**	**4,651**	**-4,197**	**-59,734**
Benefit obligation as at 31 December 2023	**5,190,630**	**66,251**	**400,923**	**815,197**	**6,473,001**

(*) The model change concerns the way in which the invalidity benefit is being attributed to the years in an individual's projected career.

(**) Attributable to the Equity holders of the Bank (EUR '000 -385,098) and to non-controlling interests (EUR '000 -9,964).

225 2024 FINANCIAL REPORT

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 231 43 EIB employees pay a fixed contribution reviewed every five years. For the period from 1 January 2019 to 31 December 2023, the employee’s contribution represented 11.3% of their pensionable salary. Following an actuarial review during 2023, the contribution rate has been updated to 11.2% of their pensionable salary for the period from 1 January 2024 to 31 December 2028. The residual contribution (including back service payments) is paid by the Group. All contributions of the Group and its staff are invested in the assets of the Group. The funding requirements are based on the local actuarial measurement framework. In this framework the discount rate is set on a risk free rate. Furthermore, premiums are determined on a current salary base. The Group is liable for all pension payments stemming from the defined benefit plan. The average duration of the benefit obligation at 31 December 2024 is split as follows: EIB Pension: • Active members: 24.55 years (2023: 25.23 years) • Deferred members (*): 25.84 years (2023: 26.27 years) • Retired members: 11.76 years (2023: 12.25 years) EIF Pension: • Active members: 27.87 years (2023: 28.31 years) • Deferred members (*): 27.02 years (2023: 27.93 years) • Retired members: 13.76 years (2023: 14.41 years) Management Committee Pension: • Active members: 18.19 years (2023: 18.01 years) • Deferred members (*): 20.62 years (2023: 19.44 years) • Retired members: 9.95 years (2023: 10.40 years) Health Insurance for EIB • Active members: 30.03 years (2023: 30.87 years) • Deferred members (*): 23.34 years (2023: 24.23 years) • Retired members: 15.13 years (2023: 15.61 years) Health Insurance for EIF • Active members: 32.63 years (2023: 33.42 years) • Deferred members (*): 32.33 years (2023: 29.90 years) • Retired members: 17.68 years (2023: 17.84 years) The amount that the Group expects to recognise in the profit or loss relating to the defined benefit plans during the next financial year is EUR ‘000 483,393 (2023: EUR 000 466,139). (*) Staff members who left the Group before the normal retirement age and have a right to a deferred pension. Note K – Result for the financial year The appropriation of the profit of the stand-alone financial statements of the Bank for the year ended 31 December 2024, prepared under EU Accounting Directives, which amounts to EUR ’000 2,891,475 will be submitted to the Board of Governors for approval by 25 April 2025. Please refer to the Overview to the Bank’s Financial Statements for further details on the proposed Bank surplus for the financial year appropriation. 226

2024 FINANCIAL REPORT 232 44 Note L – Interest and similar income and Interest expense and similar charges (in EUR ‘000) L.1. Net interest income 2024 2023 Interest and similar income: Loans and advances to credit institutions and customers 15,561,223 14,400,125 Derivatives 9,398,526 9,609,103 Treasury bills and other bills eligible for refinancing with central banks and debt securities including fixed-income securities 1,704,117 1,333,757 Interest subsidy from the EU 35,604 20,380 Cash in hand, balances with central banks and post office banks 0 2,459 Negative interest on interest bearing liabilities 134 161 Other 18,209 13,443 Total 26,717,813 25,379,428 Interest expense and similar charges: Derivatives (1) -12,730,196 -13,181,532 Debts evidenced by certificates -10,284,069 -8,901,202 Interest cost on benefit obligation (Note J) -234,740 -219,663 Interest on third party mandates -128,837 -88,823 Amounts owed to credit institutions and customers -92,852 -89,904 Commitment to purchase EIF non-controlling interest (Note G.2) -29,571 -24,548 Negative interest on interest bearing assets -139 -427 Other (2) -72,320 -40,738 Total -23,572,724 -22,546,837 Net interest income 3,145,089 2,832,591 (1) During 2024, EUR ‘000 2,159 (2023: EUR '000 331) was reclassified from OCI to the consolidated income statement due to cash flow hedge accounting which was introduced in February 2023. (2) Includes the interest expense on lease liability amounted to EUR '000 5,002 (2023: EUR '000 933). The table below sets out the net interest income relating to each class of financial assets and liabilities: 2024 2023 Interest and similar income: Financial assets measured at AC 16,045,179 14,613,519 Derivatives held for risk management 9,398,526 9,609,103 Financial instruments designated at FVTPL (FVO) 808,515 878,269 Financial instruments mandatorily at FVTPL 447,248 264,934 Other 18,345 13,603 Total 26,717,813 25,379,428 Interest expense and similar charges: Derivatives held for risk management -12,730,196 -13,181,532 Financial liabilities measured at AC -9,737,396 -8,266,264 Financial instruments designated at FVTPL (FVO) -719,567 -770,588 Non-financial liabilities -263,466 -237,310 Other -122,099 -91,143 Total -23,572,724 -22,546,837 Net interest income 3,145,089 2,832,591 227

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 233 45 L.2. Geographical analysis of Interest and similar income 2024 2023 EU countries: Spain 1,660,029 1,457,053 Italy 1,481,337 1,325,335 France 1,387,359 1,223,157 Poland 1,328,999 1,237,525 Germany 746,845 701,074 Netherlands 492,743 290,679 Greece 445,841 479,218 Sweden 431,838 321,868 Belgium 397,245 323,416 Austria 355,815 391,195 Hungary 338,586 428,516 Finland 287,455 221,819 Luxembourg 286,402 5,515 Portugal 254,937 232,987 Czech Republic 201,937 187,964 Ireland 157,351 133,043 Romania 148,736 118,164 Denmark 90,320 81,863 Slovakia 80,893 89,198 Cyprus 62,895 55,448 Estonia 58,887 38,452 Croatia 56,242 56,093 Slovenia 53,347 52,203 Bulgaria 41,257 42,204 Lithuania 33,906 23,018 Latvia 30,336 24,390 Malta 9,948 8,332 Total EU countries 10,921,486 9,549,729 Outside the European Union 2,941,506 2,858,167 Total income analysed per country 13,862,992 12,407,896 Income not analysed per country(1) 12,854,821 12,971,532 Total interest and similar income 26,717,813 25,379,428 (1) Income not analysed per country: · Revenue from LTHP and loan substitutes portfolio 913,038 683,655 · Revenue from SLP(*) 165,984 84,879 · Revenue from money-market securities 595,243 552,148 · Revenue from EIF Operational portfolio and other securities(*) 29,852 13,075 · Revenue from money-market operations 1,733,969 2,015,229 · Income from derivatives 9,398,526 9,609,103 · Other 18,209 13,443 12,854,821 12,971,532 (*) A reclassification was made between the captions in order to improve the readability of financial statements. 228

Note M – Result on financial operations (in EUR '000)

M.1. By nature of result

	2024	2023
Net result on derivatives[(1)]	744,119	302,247
Net result on loans under the FVO and associated swaps[(2)]	-101,502	-132,958
Net result on borrowings under the FVO and associated swaps[(3)]	-45,262	27,736
Net result from hedge accounting on loans and associated swaps[(4)(9)]	229,801	83,864
Net result from hedge accounting on borrowings and associated swaps[(5)]	-87,110	-232,341
Net result from hedge accounting on treasury bonds and associated swaps[(6)]	2,313	4,848
	742,359	**53,396**
Foreign exchange gain and loss	27,392	1,184
Gain and loss on unwind of swaps	4,510	3,093
Net result on shares and other variable-yield securities[(7)]	115,655	48,703
Net result on debt securities portfolios	74,217	125,148
Net result on financial guarantees	59,125	27,909
Net result on loans and loan substitutes under FVTPL[(8)]	-161,855	-77,755
Net result on loans and loan substitutes under AC	-1,806	178
Amortization of initial CBS	44,694	56,861
Result on financial operations	**904,291**	**238,717**

[(1)] The net result on derivatives includes for the majority the fair value adjustment on macro-hedging swaps and Treasury derivative instruments. On 31 December 2024, these derivatives evidence a positive impact of EUR '000 744,119 compared to a positive impact of EUR '000 302,247 in 2023.

[(2)] The fair value option is applied on loans and loan substitutes hedged by derivatives, which do not qualify for hedge accounting. As at 31 December 2024, the carrying value of loans and loan substitutes designated at fair value amounts to EUR 12 billion (2023: EUR 13 billion). The combined effect from applying the fair value option on loans and loan substitutes results in a negative impact of EUR '000 101,502 on the consolidated income statement at 31 December 2024 (2023: negative impact of EUR '000 132,958).

[(3)] The fair value option is applied on borrowings hedged by derivatives, which do not qualify for fair value hedge accounting. As at 31 December 2024, the carrying value of borrowings designated at fair value amounts to EUR 17 billion (2023: EUR 19 billion). The combined effect from applying the fair value option on borrowings results in a negative impact of EUR '000 45,262 on the consolidated income statement at 31 December 2024 (2023: positive impact of EUR '000 27,736).

[(4)] Hedge accounting is applied on eligible loans and loan substitutes, which are qualifying the hedge accounting criteria under IFRS 9. As at 31 December 2024, the carrying value of loans and loan substitutes designated under hedge accounting amounts to EUR 141 billion (2023: EUR 137 billion). The combined effect from applying hedge accounting on loans and loan substitutes and associated swaps results in a positive impact of EUR '000 229,801 on the consolidated income statement at 31 December 2024 (2023: positive impact of EUR '000 83,864).

[(5)] Fair value Hedge accounting is applied on eligible borrowings, which are qualifying the hedge accounting criteria under IFRS 9. As at 31 December 2024, the carrying value of borrowings under fair value hedge accounting amounts to EUR 312 billion (2023: EUR 301 billion). The combined effect from applying hedge accounting on borrowings and associated swaps results in a negative impact of EUR '000 87,110 on the consolidated income statement at 31 December 2024 (2023: negative impact of EUR '000 232,341).

[(6)] As at 31 December 2024, the carrying value of LTHP bonds under fair value hedge accounting amounts to EUR 1.6 billion (2023: EUR 1.4 billion). The combined effect from applying hedge accounting on LTHP bonds and associated swaps results in a positive impact of EUR '000 2,313 on the consolidated income statement at 31 December 2024 (2023: positive impact of EUR '000 4,848).

[(7)] The item is mainly composed of unrealised and realised gains and losses on equity instruments. The positive P&L impact of EUR '000 115,655 in 2024 and the positive P&L impact of EUR '000 48,703 in 2023 were primarily driven by the valuation effects observed in private equity markets during those periods. The fair value movements observed and reported in the EIB Group Consolidated Financial Statements under IFRS are primarily based on the individual valuations of the invested funds received from the relevant fund managers. Substantially all of these invested funds have provided valuations in line with IFRS 13 and are therefore considered Category I or Category II pursuant to the classification included in Note A.4.8.6 (Shares and other variable-yield securities) to the EIB Group Consolidated Financial Statements under IFRS. The EIB submits that such fair value movements were mainly the result of volatility observed in the private equity markets during those periods which affected the EIB Group's entire portfolio of private equity investments across its various geographical locations in Europe, vintages and sectors invested.

Following post-COVID-19 recovery of the macro-economic environment in Europe during 2021, further volatility was noticed during the years ended December 31, 2022 and 2023, mainly due to the high inflation outlook observed in Europe which primarily resulted in an environment of increased interest rates and a slower growth, which had a negative impact on the valuation of the EIB Group's private equity investments. In 2024, inflation and key ECB interest rates decreased, while long-term interest rates stabilised; at the same time, the PE/VC market was still characterised by a high degree of uncertainty due to macroeconomic and geopolitical developments. In this environment, valuations were highly dispersed (as confirmed, for example, by the EIF VC Survey, which shows nearly equal numbers of respondents reporting decreasing and increasing valuations).

The sectors that have primarily driven the variations referred to above are the ones in which the EIB Group has the highest volume of private equity investments. The highest volume is invested in the Generalist sector, which covers funds whose investment strategy is typically focused on the commercial or corporate expertise of the fund manager and consists of investments in a multitude of different sectors (rather than targeting a particular sector). It is followed by sector-specific funds, which typically rely on the technical or sectorial expertise of the fund manager, such as the Information and Communication Technologies (ICT) sector and the Life Science sector. The EIB further notes that these variations have to be viewed in the aggregate and none of the changes in the valuation of individual private equity investments alone generated a material impact on the consolidated result in the EIB Group Consolidated Financial Statements under IFRS.

[(8)] This item is mainly composed of the unrealised and realised gains and losses on loan operations measured at FVTPL. The negative impact on the consolidated income statement of EUR '000 161,855 is primarily driven by valuation effects during 2024 (2023: negative impact of EUR '000 77,755).

[(9)] The effect of cash flow hedge ineffectiveness is nil on the consolidated income statement as at 31 December 2024 (2023: nil). Cash flow hedge accounting was introduced in February 2023.

229 2024 FINANCIAL REPORT

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 235 47 M.2. By category of assets and liabilities 2024 2023 Financial assets mandatorily at FVTPL (excluding derivative assets) 15,363 159,680 Financial assets designated at FVTPL (FVO) -504,152 -127,879 Financial liabilities designated at FVTPL (FVO) 105,234 -341,250 Financial assets measured at AC 1,859,965 6,505,450 Financial liabilities measured at AC -2,717,999 -11,070,405 Derivatives designated as hedging instruments 1,000,673 4,421,489 Derivatives held for risk management purposes, other than HA 1,013,995 605,678 Other(1) 131,212 85,954 Result on financial operations 904,291 238,717 (1)Includes amortization of initial CBS Note N – Net other operating income and expense (in EUR ‘000) 2024 2023 Rental income 112 184 Other 58 2,099 Total net other operating income and expense 170 2,283 Note O – Fee and commission income and expense (in EUR ‘000) 2024 2023 Fee and commission income: Commissions on guarantees 256,819 203,231 Commissions on InvestEU 120,090 105,933 Commissions on EGF 49,533 52,220 Commission income on loans 37,403 35,056 Commissions on Jaspers 30,045 31,064 Commissions on Investment Facility - Cotonou 25,331 27,529 Commissions on EFSI 24,331 31,788 Commissions on DFIs (2014-20, 2021-27) 19,657 13,803 Commissions on Jeremie/ESIF 16,221 18,202 Commissions on Modernisation Fund 13,495 11,935 Commissions on Innovation Fund 8,930 8,668 Commissions on Fi-Compass 7,465 7,590 Commissions on RRF 6,884 6,094 Commissions on EU for Ukraine Fund 5,155 2,205 Commissions on Neighbourhood Investment Facility 5,142 1,496 Commissions on Trust Fund Management fees 3,909 9,581 Commissions on JESSICA Holding Funds 2,762 3,452 Commissions on EIC Fund 2,500 0 Commissions on other mandates(*) 123,830 118,564 Total fee and commission income 759,502 688,411 2024 2023 Fee and commission expense: Risk remuneration for guarantees received -287,436 -330,302 Other commissions payable -28,072 -35,019 Total fee and commission expense -315,508 -365,321 (*) A reclassification was made between the captions in order to improve the readability of financial statements. Note P – General administrative expenses (in EUR ‘000) 2024 2023 Salaries and allowances(*) -694,917 -635,277 Welfare contributions and other staff costs -440,351 -394,038 Staff costs -1,135,268 -1,029,315 Other administrative expenses -389,217 -367,751 Total general administrative expenses -1,524,485 -1,397,066 (*) Of which the amount for the members of the Management Committee is EUR ‘000 3,992 in 2024 (2023: EUR ‘000 3,626). The number of persons employed by the Group was 5,119 as at 31 December 2024 (4,968 as at 31 December 2023). 230

2024 FINANCIAL REPORT 236 48 Note Q – Derivatives and hedging activities Q.1. Use of derivative financial instruments In the hedging activity of the Group The Bank uses long-term derivative instruments to hedge borrowings, loans and bond holdings. The Fund does not use derivative instruments. The derivatives most commonly used are: Currency swaps Currency swaps are contracts under which it is agreed to exchange principal and interest payments in one currency against another currency. Interest rate swaps Interest rate swaps are contracts under which, generally, it is agreed to exchange floating-rate interest for fixed-rate interest payments, or floating-rate interest payments linked to different rates (basis swaps), in the same currency. In the treasury management of the Group The Bank enters into short-term currency swap contracts and currency forwards to adjust currency positions in its operational treasury portfolios in relation to its benchmark currency, the euro, and to cater for demand for currencies in connection with loan disbursements (see Note Q.3 for the disclosure of notional amounts and fair values of short-term currency foreign exchange contracts). Future contracts (futures) can be used in the context of the treasury activities, to hedge the exposure deriving from some investments in the SLP bond portfolio. In the Asset Liability Management (‘ALM’) of the Group With a view of managing interest rate risks, the Bank uses when possible natural hedges (loans and borrowings) or concludes global hedging operations (interest rate swaps). The macro hedging swaps used as part of asset/liability management are fair valued in accordance with IFRS 9. For further information regarding the risk management, please refer to Note S. Q.2. Hedging activities Fair value hedge of interest rate risk The amounts relating to items designated as hedging instruments are as follows (in EUR million): 2024 Notional amount Carrying amount Change in fair value used for calculating hedge ineffectiveness Assets Liabilities Interest Rate Swaps 440,854 14,445 -16,078 786 Currency Swaps(*) 26,914 1,285 -2,623 213 Total 467,768 15,730 -18,701 999 (*) Main currencies covered are USD, AUD and CAD. The Group used the notional amount of the receive leg of the currency swaps. Interest rate swaps and currency swaps mentioned in the table above are presented in the consolidated balance sheet under “Derivative assets” and “Derivative liabilities”. 2023 Notional amount Carrying amount Change in fair value used for calculating hedge ineffectiveness Assets Liabilities Interest Rate Swaps 431,170 16,137 -18,515 3,971 Currency Swaps(*) 32,532 2,212 -2,838 450 Total 463,702 18,349 -21,353 4,421 (*) Main currencies covered are USD, AUD and CAD. The Group used the notional amount of the receive leg of the currency swaps. Interest rate swaps and currency swaps mentioned in the table above are presented in the consolidated balance sheet under “Derivative assets” and “Derivative liabilities”. 231

The amounts relating to items designated as hedged items are as follows (in EUR million):

2024	Carrying amount		Accumulated amount of fair value hedge adjustments	Line item in the consolidated balance sheet	Change in value used for calculating hedge ineffectiveness	Accumulated amount of fair value hedge adjustments remaining in the consolidated balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses
	Assets	Liabilities				
Loans and advances	20,087	0	-321	Loans and advances to credit institutions	420	4
	115,755	0	-3,098	Loans and advances to customers	1,362	27
Loan substitutes	2,616	0	5	Treasury bills and other bills eligible for refinancing with central banks	75	0
	2,315	0	55	Debt securities - a) issued by public bodies	25	0
	620	0	-2	Debt securities - b) issued by other borrowers	14	0
Treasury bonds	1,031	0	-98	Treasury bills and other bills eligible for refinancing with central banks	11	0
	555	0	-109	Debt securities - a) issued by public bodies	-43	0
Debts evidenced by certificates	0	306,822	6,760	Debts evidenced by certificates - a) debt securities	-2,717	-27
	0	4,837	-309	Debts evidenced by certificates - b) other	-1	0
Total	**142,979**	**311,659**	**2,883**		**-854**	**4**

2023	Carrying amount		Accumulated amount of fair value hedge adjustments	Line item in the consolidated balance sheet	Change in value used for calculating hedge ineffectiveness	Accumulated amount of fair value hedge adjustments remaining in the consolidated balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses
	Assets	Liabilities				
Loans and advances	21,822	0	-742	Loans and advances to credit institutions	1,044	5
	110,355	0	-4,460	Loans and advances to customers	5,231	37
Loan substitutes	2,176	0	-70	Treasury bills and other bills eligible for refinancing with central banks	80	0
	2,354	0	30	Debt securities - a) issued by public bodies	115	0
	413	0	-16	Debt securities - b) issued by other borrowers	17	0
Treasury bonds	803	0	-109	Treasury bills and other bills eligible for refinancing with	18	0
	561	0	-66	Debt securities - a) issued by public bodies	1	0
Debts evidenced by certificates	0	295,387	9,477	Debts evidenced by certificates - a) debt securities in issue	-10,906	-28
	0	5,759	-308	Debts evidenced by certificates - b) other	-165	0
Total	**138,484**	**301,146**	**3,736**		**-4,565**	**14**

The hedge ineffectiveness – that is, the difference between the hedging gains or losses of the hedging instrument and the hedged item - recognised in the consolidated income statement is EUR 145 million for 2024 (2023: EUR -144 million) and is included in line "*Result on financial operations*" (Note M.1). During 2024, the Bank leveraged on a new development which resulted in refining the inputs used to estimate the carrying amount of *"Debts evidenced by certificates"* under hedge accounting, namely, a more granular remeasurement of the USD-nominated hedged items, issued in 2024 with a benchmark rate of SOFR. This accounting estimate change resulted in a lower carrying amount of EUR 552 million, representing 0.18% of the *"Debts evidenced by certificates"* under hedge accounting.

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 232

2024 FINANCIAL REPORT 238 50 The following table shows a reconciliation of each component of equity and an analysis of other comprehensive income in relation to hedge accounting (in EUR million): Fair value reserve - Hedge accounting 2024 2023 Balance as at 1 January -142 -54 Fair value hedge Amortisation and revaluation of cross currency basis spread 25 -87 Amount reclassified to profit or loss 0 0 Cash flow hedge Change in fair value (effective portion) -1 -1 Amount reclassified to profit or loss 2 0 Balance as at 31 December -115 -142 The Group introduced cash flow hedge accounting in February 2023 with limited exposure during 2023 and 2024. Since the start of cash flow hedging, there is only one active hedge relationship. The carrying amount of the hedged items is EUR 588 million, which is presented in the consolidated balance sheet under “Loans and advances to credit institutions/customers” (2023: EUR 693 million) and the carrying amount of the hedging instrument is EUR 0.3 million, which is presented in the consolidated balance sheet under “Derivative assets” (2023: EUR 0.3 million). The hedging relationship is fully effective since inception and thus the change in fair value of the hedging instrument is recognised in the fair value reserve through the other comprehensive income. Q.3. Fair value of derivative financial instruments Financial instruments measured at fair value require disclosure of fair value measurements by level of the following hierarchy: • Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities. • Level 2 – Valuation techniques with inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). • Level 3 – Valuation techniques which use inputs for the asset or liability that are not based on observable market data (unobservable inputs). Internal valuation models are used to determine the fair values of these instruments. Valuation techniques include discounted cash flow, Hull-White and Libor Market Model (LMM) as interest rate models and Black-Scholes option model. Assumptions and inputs used in valuation techniques include risk-free interest rates, basis swap spreads and currency basis swaps spreads, foreign currency exchange rates and forward exchange rates, equity index prices and expected price volatilities and correlations, Consumer Price Indices values and expected volatilities and correlations. The objective of valuation techniques is to arrive at a fair value determination that reflects the price of the financial instrument at the reporting date that would have been determined by market participants acting at arm’s length. The valuation models applied are consistent with accepted economic methodologies for pricing financial instruments and incorporate the factors that market participants consider when setting a price. For a portion of derivative transactions, internal estimates and assumptions might be used in the valuation techniques when the market inputs are not directly available, typically in the estimation of correlations in some interest rate and cross-currency models and in the estimation of volatilities for some long dated equity, interest rate or inflation-linked transactions. The table below shows the fair value of derivative financial instruments, recorded as assets or liabilities (between those whose fair value is based on quoted market prices, those whose valuation technique is where all the model inputs are observable in the market and those where the valuation techniques involve the use of non-market observable inputs) together with their notional amounts. The notional amounts indicate the volume of transactions outstanding at year-end and are indicative of neither the market risk nor the credit risk. 233

Derivatives by valuation method as at 31 December 2024 (in EUR million)

Derivatives assets	Level 1		Level 2		Level 3			
	Quoted market price		Valuation techniques – market observable inputs		Valuation techniques – non market observable inputs		Total 2024	
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest Rate Swaps(*)	0	0	312,132	18,824	1,776	151	**313,908**	**18,975**
Currency Swaps	0	0	156,158	11,208	274	15	**156,432**	**11,223**
Short-term foreign exchange contracts	0	0	15,074	239	0	0	**15,074**	**239**
Futures contracts	1,711	20	0	0	0	0	**1,711**	**20**
Total	**1,711**	**20**	**483,364**	**30,271**	**2,050**	**166**	**487,125**	**30,457**

Derivatives liabilities	Level 1		Level 2		Level 3			
	Quoted market price		Valuation techniques – market observable inputs		Valuation techniques – non market observable inputs		Total 2024	
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest Rate Swaps(*)	0	0	338,224	22,227	3,661	641	**341,885**	**22,868**
Currency Swaps	0	0	76,456	6,392	237	75	**76,693**	**6,467**
Short-term foreign exchange contracts	0	0	4,614	55	0	0	**4,614**	**55**
Futures contracts	31,641	34	0	0	0	0	**31,641**	**34**
Other(**)	0	0	0	0	0	749	**0**	**749**
Total	**31,641**	**34**	**419,294**	**28,674**	**3,898**	**1,465**	**454,833**	**30,173**

(*) The Equity Swaps with a notional of EUR 500 million (2023: EUR 500 million) and fair value of EUR -38 million (2023: EUR -52 million) are included in the Interest Rate Swaps category.

(**) The caption "Other" amounting to EUR 749 million (2023: EUR 702 million) includes Level 3 derivatives liabilities as follows:
i) Derivative liabilities on debt instruments mandatorily at FVTPL amounting to EUR 127 million (2023: EUR 137 million). These derivatives are valued as "sum of the parts" of the various features of the underlying instruments. The value of the liability is typically estimated with an adjusted DCF with a risk-commensurate discount rate (main unobservable inputs: Equity features embedded in the contractual framework of the underlying operations are the significant drivers in the fair valuation). As at 31 December 2024, the range of estimates for unobservable input varies between +/- 3% (total impact on the fair value EUR -/+ 3.8 million). As at 31 December 2023, the range of estimates for unobservable input varies between +/- 3% (total impact on the fair value EUR -/+ 4.1 million).
ii) Derivative liabilities on equity instruments mandatorily at FVTPL amounting to EUR 622 million (2023: EUR 565 million). These derivatives are valued based on the external valuation of the underlying equity instruments as derived from the latest available before year-end external reports (main unobservable inputs: external report of underlying instruments – NAV funds report - as derived from the latest available before year-end equity instruments managers' reports). As at 31 December 2024, the Range of estimates for unobservable input varies between +/- 10% of the change in the underlying equity price with an effect on own funds and profit EUR -/+ 62.2 million). As at 31 December 2023, the Range of estimates for unobservable input varies between +/- 10% of the change in the underlying equity price with an effect on own funds and profit EUR -/+ 56.5 million).

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 234

2024 FINANCIAL REPORT 240 52 Derivatives by valuation method as at 31 December 2023 (in EUR million) Derivatives assets Level 1 Level 2 Level 3 Total 2023 Quoted market price Valuation techniques – market observable inputs Valuation techniques – non market observable inputs Notional amount Fair value Notional amount Fair value Notional amount Fair value Notional amount Fair value Interest Rate Swaps(*) 0 0 260,920 20,965 1,516 145 262,436 21,110 Currency Swaps 0 0 114,054 7,454 115 15 114,169 7,469 Short-term foreign exchange contracts 0 0 6,389 70 0 0 6,389 70 Futures contracts 1,795 8 0 0 0 0 1,795 8 Total 1,795 8 381,363 28,489 1,631 160 384,789 28,657 Derivatives liabilities Level 1 Level 2 Level 3 Total 2023 Quoted market price Valuation techniques – market observable inputs Valuation techniques – non market observable inputs Notional amount Fair value Notional amount Fair value Notional amount Fair value Notional amount Fair value Interest Rate Swaps(*) 0 0 332,386 25,592 3,836 606 336,222 26,198 Currency Swaps 0 0 124,305 6,917 386 78 124,691 6,995 Short-term foreign exchange contracts 0 0 19,950 408 0 0 19,950 408 Futures contracts 19,517 34 0 0 0 0 19,517 34 Other 0 0 0 0 0 702 0 702 Total 19,517 34 476,641 32,917 4,222 1,386 500,380 34,337 (*) The Equity Swaps are included in the Interest Rate Swaps category. Quoted prices for the majority of the Bank’s derivative transactions are not available in the market. For such instruments the fair values are estimated using valuation techniques or models, based wherever possible on observable market data prevailing at the balance sheet date. The fair value of swap transactions is computed using option pricing models, calibrated to available market prices of options. The valuation models applied are consistent with accepted economic methodologies for pricing financial instruments and incorporate the factors that market participants consider when setting a price. For a portion of derivative transactions, internal estimates and assumptions might be used in the valuation techniques when the market inputs are not directly available. 235

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 241 53 The table below sets out information about significant unobservable inputs used at year end in measuring derivatives financial instruments categorised as Level 3 in the fair value hierarchy (EUR million): Type of financial instrument Fair value as at 31 December 2024 Fair values of Level 3 swaps as at 31 December 2024 Valuation technique Significant unobservable input Range of estimates for unobservable inputs Interest Rate Swaps -3,855 -452 Stochastic IR models Stochastic volatility parameters, such as mean reversion or volatility of volatility for LMM. Mean reversion level for HW1F. Volatility of volatility or mean reversion speed moving by 20% up and down. Changing the mean reversion by +-0.2%. Currency Swaps 4,756 -60 Stochastic CC models Correlations between yield curves and FX rates using volatility smile Reducing by half the observation window for correlations estimates. Using local volatility model where FX rate volatility is a deterministic function of the strikes and time. Equity Swaps -38 -38 Stochastic Equity models Dividend yields and volatility Using a different dividend yield and volatility (+-20% relative). Type of financial instrument Fair value as at 31 December 2023 Fair values of Level 3 swaps as at 31 December 2023 Valuation technique Significant unobservable input Range of estimates for unobservable inputs Interest Rate Swaps -5,036 -409 Stochastic IR models Stochastic volatility parameters, such as mean reversion or volatility of volatility for LMM. Mean reversion level for HW1F Volatility of volatility or mean reversion speed moving by 20% up and down. Changing the mean reversion by +-0.2%. Currency Swaps 474 -63 Stochastic CC models Correlations between yield curves and FX rates using volatility smile Reducing by half the observation window for correlations estimates. Using local volatility model where FX rate volatility is a deterministic function of the strikes and time. Equity Swaps -52 -52 Stochastic Equity models Dividend yields and volatility Using a different dividend yield and volatility (+-20% relative). Significant unobservable inputs are developed as follows: • Correlations and volatilities are derived through extrapolation of observable volatilities, recent transaction prices, quotes from other market participants and historical data adjusted for current conditions. • Risk adjusted spreads are derived from the CDS market. With the application of IFRS 13, valuation adjustments are included in the fair valuations of derivatives as at 31 December 2024, namely: • Credit valuation adjustments (CVA), reflecting counterparty credit risk on derivative transactions, amounting to EUR -36.9 million (2023: EUR -37.5 million) recorded in: o swaps hedging loans and loan substitutes of EUR -6.4 million (2023: EUR -12.4 million) o swaps hedging borrowings of EUR -8.0 million (2023: EUR -11.6 million) o ALM swaps of EUR -22.4 million (2023: EUR -13.4 million) o long-term treasury swaps of EUR -0.1 million (2023: EUR -0.1 million) o short-term treasury swaps (FX swaps and FX forwards) nil (2023: nil). • Debit valuation adjustments (DVA), reflecting own credit risk on derivative transactions, amounting to EUR 103.6 million (2023: EUR 150.3 million) recorded in: o swaps hedging loans and loan substitutes of EUR 31.7 million (2023: EUR 45.0 million) o swaps hedging borrowings of EUR 32.7 million (2023: EUR 48.0 million) o ALM swaps of EUR 38.9 million (2023: EUR 56.7 million) o long-term treasury swaps of EUR 0.2 million (2023: EUR 0.3 million) o short-term treasury swaps (FX swaps and FX forwards) of EUR 0.1 million (2023: EUR 0.3 million). • In addition to CVA and DVA above, Collateral Valuation adjustment (CollVA), reflecting specific marginal adjustments linked to collateral posted by EIB counterparties on derivative transactions as at 31 December 2024, amounting to EUR -16.1 million (2023: EUR -8.4 million). The credit risk mitigating aspect of collateral posted by the EIB counterparties is already reflected in the CVA value. But the collateral remuneration effects are separated out in a specific CollVA adjustment. 236

2024 FINANCIAL REPORT 242 54 Q.4. Sensitivity of Fair Value for Level 3 Instruments Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value. The unobservable inputs may add a degree of uncertainty and variation into the valuation of Level 3 instruments. To assess and quantify it, the Group performs alternative valuations using reasonably possible range of assumptions for the unobservable inputs. Alternative assumptions are specific to valuation models and can be applied separately. Level 3 derivatives can be grouped into three swap types according to the underlying asset and valuation model: a. Structured interest rate swaps b. Cross currency and FX-linked swaps c. Equity-linked swap a. Structured interest rate swaps are modelled with the dynamics of a Hull-White model with an exogenous mean reversion level, or a multi-factor Libor Market Model (LMM), calibrated using swaptions and spread options, where a volatility of volatility (‘vol-of-vol’) parameter is exogenously specified for a subset of models. The LMM models also incorporate an exogenously set speed of volatility mean reversion. For this category, (a), alternative valuations are obtained by moving the ‘vol-of-vol’ up and down by 20% and the mean reversion up and down by 20% (floored at 1%) for LMM with stochastic volatility, for Hull-White, the mean reversion level was changed by plus and minus 0.2%. For this category, (a), the first scenario yielded an increase of EUR 2.3 million when moving down the ‘vol-of-vol’, increasing mean reversion speed and decreasing the HW mean reversion; and the second scenario a decrease of EUR 3.8 million. b. Cross currency and FX-linked swaps are valued according to 1 factor Hull & White model for interest rates modelling while FX rates are modelled according to the Black Scholes model. The model is calibrated to interest rates, swaptions volatilities, FX rates, FX option volatilities and correlations between interest and FX rates. Correlations between interest and FX rates are estimated from the time series. For these categories, alternative valuations are obtained by calculating correlation from a shorter time window (half the size) in the first scenario and considering volatility smile in the second scenario. For this category, (b), both scenarios turned out to have a favourable impact ranging from an increase of EUR 0.3 million (first scenario) to an increase of EUR 0.6 million (second scenario). c. Equity-linked swaps are modelled with BS model capturing the volatilities from the market. Interest rates and dividends are also taken from market quotes. For long-term swaps the volatilities and dividends are extrapolated for the long maturities. The scenarios consisted of a relative change of 20%, up and down, in the volatility and dividends assumptions. The favourable scenario led to an increase of EUR 4.4 million and the unfavourable scenario to a decrease of EUR 3.3 million. The following table summarises Level 3 derivatives by type of financial instrument for which alternative assumptions would change fair value (in EUR million): 31 December 2024 Favourable Impact Unfavourable Impact Valuation technique Significant unobservable input Structured interest rate swaps 2.3 -3.8 Stochastic IR models Mean reversion and volatility of volatility parameters Mean reversion in Hull White models Cross currency and FX-linked swaps 0.6 0 Stochastic CC models Correlations between Interest rates and FX rates and volatility smile Equity-linked swap 4.4 -3.3 Stochastic Equity models Volatility and dividends 31 December 2023 Favourable Impact Unfavourable Impact Valuation technique Significant unobservable input Structured interest rate swaps 2.4 -3.1 Stochastic IR models Mean reversion and volatility of volatility parameters Mean reversion in Hull White models Cross currency and FX-linked swaps 0 -2.5 Stochastic CC models Correlations between Interest rates and FX rates and volatility smile Equity-linked swap 4.3 -3.1 Stochastic Equity models Volatility and dividends 237

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 243 55 Note R – Fair value of financial assets and liabilities (in EUR million)* The tables below set out a comparison of the fair values, by the level of the fair value hierarchy, and the carrying amounts of the Group’s financial assets and financial liabilities that are carried in the consolidated financial statements. The tables do not include the fair values of non-financial assets and non-financial liabilities. 31 December 2024 Fair value Carrying amount Level 1 Level 2 Level 3 Total Assets carried at fair value: Financial assets designated at FVTPL 0 5,189 7,726 12,915 12,915 Loans and advances to credit institutions and to customers 0 5,189 6,825 12,014 12,014 Shares and other variable-yield securities 0 0 901 901 901 Financial assets mandatorily measured at FVTPL 6,732 30,651 23,443 60,826 60,826 Derivative assets 20 30,271 166 30,457 30,457 SLP 6,712 50 0 6,762 6,762 Shares and other variable-yield securities 0 0 20,051 20,051 20,051 Loans and advances to credit institutions and to customers 0 0 2,668 2,668 2,668 Loan substitutes portfolio 0 214 44 258 258 ABS Portfolio EIF 0 0 514 514 514 Assets held for sale 0 116 0 116 116 Financial assets measured at FVOCI (no recycling) 0 0 781 781 781 Shares and other variable-yield securities 0 0 781 781 781 Total 6,732 35,840 31,950 74,522 74,522 Assets carried at AC: Held-to-collect 20,849 434,225 46,884 501,958 506,235 LTHP 7,252 74 0 7,326 7,475 TMP 10,454 2,429 0 12,883 12,844 Operational portfolio - EIF 2,113 36 0 2,149 2,244 Loan substitutes portfolio(1) 925 14,394 4,337 19,656 19,702 Loans and advances to credit institutions and to customers(1) 0 417,129 42,547 459,676 463,702 Cash in hand, balances with central banks and post office banks 105 0 0 105 105 Subscribed capital and reserves, called but not paid 0 163 0 163 163 Total 20,849 434,225 46,884 501,958 506,235 Total financial assets 27,581 470,065 78,834 576,480 580,757 Liabilities carried at fair value: Financial liabilities mandatorily measured at FVTPL 34 29,157 1,465 30,656 30,656 Derivative liabilities 34 28,674 1,465 30,173 30,173 Other liabilities 0 483 0 483 483 Financial liabilities designated at FVTPL 8,723 3,843 4,887 17,453 17,453 Debts evidenced by certificates 8,723 3,843 4,887 17,453 17,453 Total 8,757 33,000 6,352 48,109 48,109 Liabilities carried at AC Liabilities measured at AC 378,800 41,921 0 420,721 431,437 Amounts owed to credit institutions and customers 0 4,069 0 4,069 4,069 Debts evidenced by certificates(1) 378,800 35,092 0 413,892 424,608 Other payables and lease liabilities 0 2,760 0 2,760 2,760 Total 378,800 41,921 0 420,721 431,437 Total financial liabilities 387,557 74,921 6,352 468,830 479,546 (1) For assets and liabilities carried at amortised cost the correspondent Level 3 fair value is determined applying the adjusted discounted cash flow method considering the particular features of the instruments as time and risk of future cashflows. * For the methodologies used for determining the levels of fair values refer as well to Note A.4.6. 238

2024 FINANCIAL REPORT 244 56 31 December 2023 Fair value Carrying Level 1 Level 2 Level 3 Total amount Assets carried at fair value: Financial assets designated at FVTPL 0 5,502 8,316 13,818 13,818 Loans and advances to credit institutions and to customers 0 5,325 7,497 12,822 12,822 Shares and other variable-yield securities 0 0 819 819 819 Loan substitutes portfolio 0 177 0 177 177 Financial assets mandatorily measured at FVTPL 4,846 28,550 22,266 55,662 55,662 Derivative assets 8 28,489 160 28,657 28,657 SLP 4,838 61 0 4,899 4,899 Shares and other variable-yield securities 0 0 18,823 18,823 18,823 Loans and advances to credit institutions and to customers 0 0 2,339 2,339 2,339 Loan substitutes portfolio 0 0 409 409 409 ABS Portfolio EIF 0 0 535 535 535 Financial assets measured at FVOCI (no recycling) 0 0 647 647 647 Shares and other variable-yield securities 0 0 647 647 647 Total 4,846 34,052 31,229 70,127 70,127 Assets carried at AC: Held-to-collect 15,152 412,980 45,780 473,912 500,719 LTHP 4,474 73 0 4,547 4,645 TMP 8,155 9,509 0 17,664 17,646 Operational portfolio - EIF 2,041 31 0 2,072 2,233 Loan substitutes portfolio(1) 272 11,104 6,866 18,242 18,323 Loans and advances to credit institutions and to customers(1) 0 391,775 38,914 430,689 457,174 Cash in hand, balances with central banks and post office banks 210 0 0 210 210 Subscribed capital and reserves, called but not paid 0 488 0 488 488 Total 15,152 412,980 45,780 473,912 500,719 Total financial assets 19,998 447,032 77,009 544,039 570,846 Liabilities carried at fair value: Financial liabilities mandatorily measured at FVTPL 34 33,379 1,386 34,799 34,799 Derivative liabilities 34 32,917 1,386 34,337 34,337 Other liabilities 0 462 0 462 462 Financial liabilities designated at FVTPL 10,590 3,234 5,039 18,863 18,863 Debts evidenced by certificates 10,590 3,234 5,039 18,863 18,863 Total 10,624 36,613 6,425 53,662 53,662 Liabilities carried at AC Liabilities measured at AC 365,334 45,553 0 410,887 419,979 Amounts owed to credit institutions and customers 0 4,220 0 4,220 4,220 Debts evidenced by certificates(1) 365,334 38,456 0 403,790 412,882 Other payables and lease liabilities 0 2,877 0 2,877 2,877 Total 365,334 45,553 0 410,887 419,979 Total financial liabilities 375,958 82,166 6,425 464,549 473,641 (1) For assets and liabilities carried at amortised cost the correspondent Level 3 fair value is determined applying the adjusted discounted cash flow method considering the particular features of the instruments as time and risk of future cashflows. The following describes the methodologies and assumptions used to determine the fair value of the financial assets and financial liabilities. Assets and liabilities for which carrying amount approximates to fair value For financial assets and financial liabilities that are liquid or have a short-term maturity (less than three months), it is assumed that the carrying amounts approximate to their fair value. Assets and liabilities recorded at fair value Published price quotations in an active market are the first source for determining the fair value of a financial instrument. For instruments without available market price, fair values are estimated using valuation techniques or models based wherever possible on observable market data prevailing at the balance sheet date. The fair value of such instruments is determined by using valuation techniques to convert future amounts to a single discounted present amount. The estimate of fair value is based on the value indicated by marketplace expectations about those future amounts. Valuation techniques can range from simple discounted known cash flows to complex option models. The valuation models applied are consistent with accepted economic methodologies for pricing financial instruments, and incorporate the factors that market participants consider when setting a price. Internal estimates and assumptions might be used in the valuation techniques when the market inputs are not directly available. With the application of IFRS 13, own credit adjustments (‘OCA’), reflecting own credit risk on financial liabilities designated at fair value through profit or loss, amounts to EUR 659.0 million as at 31 December 2024 (2023: EUR 342.5 million). 239

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 245 57 In 2024, the Group made transfers from Level 1 to 2 of the fair value hierarchy: • Financial assets mandatorily measured at FVTPL is nil (2023: EUR 160.0 million); • Financial liabilities designated at fair value through profit or loss of EUR 358.1 million (2023: EUR 292.4 million). During the current year, quoted prices in active markets were not available for these securities, hence the transfers from Level 1 to 2 The Group made also the following transfer from Level 2 to 1 of the fair value hierarchy: • Financial assets mandatorily measured at FVTPL is nil (2023: EUR 17.0 million); • Financial liabilities designated at fair value through profit or loss of nil (2023: EUR 469.1 million). During the current year, quoted prices in active markets were available for these securities, hence the transfers from Level 2 to 1. The following table presents the changes in Level 3 instruments for the year ended 31 December 2024 (in EUR million): Financial assets mandatorily measured at FVTPL Financial assets designated at FVTPL Financial assets measured at FVOCI Financial liabilities mandatorily measured at FVTPL Financial liabilities designated at FVTPL Balance at 1 January 2024 22,266 8,316 647 1,386 5,039 Total gains or losses: - in profit or loss 221 -591 0 104 125 - in other comprehensive income 0 0 13 0 -218 Purchases 3,377 87 121 0 0 Sales -1,361 -27 0 0 0 Issues 0 518 0 0 128 Settlement -1,060 -577 0 -20 -75 Aggregate transfers into Level 3 0 0 0 0 0 Aggregate transfers out of Level 3 0 0 0 -5 -112 Balance at 31 December 2024 23,443 7,726 781 1,465 4,887 The following table presents the changes in Level 3 instruments for the year ended 31 December 2023 (in EUR million): Financial assets mandatorily measured at FVTPL Financial assets designated at FVTPL Financial assets measured at FVOCI Financial liabilities mandatorily measured at FVTPL Financial liabilities designated at FVTPL Balance at 1 January 2023 20,956 9,230 548 1,574 4,953 Total gains or losses: - in profit or loss 154 -337 0 -96 173 - in other comprehensive income 0 0 99 0 -13 Purchases 3,200 113 0 1 0 Sales -799 -1 0 0 0 Issues 0 125 0 0 66 Settlement -1,245 -814 0 -15 -68 Aggregate transfers into Level 3 0 0 0 0 92 Aggregate transfers out of Level 3 0 0 0 -78 -164 Balance at 31 December 2023 22,266 8,316 647 1,386 5,039 During the years ended 31 December 2024 and 31 December 2023, certain financial assets and financial liabilities were transferred into or out of Level 3 of the fair value hierarchy. The reason for such transfers is the availability of quoted prices in active markets and the change in the inputs and assumptions used in the fair value measurement compared to previous year. 240

2024 FINANCIAL REPORT 246 58 Total gains or losses on Level 3 instruments in the table below are presented in the consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2024 as follows (in EUR million): Financial assets mandatorily measured at FVTPL Financial assets designated at FVTPL Financial assets measured at FVOCI Financial liabilities mandatorily measured at FVTPL Financial liabilities designated at FVTPL Total gains or losses included in profit or loss for the year: - Result on financial operations 221 -591 0 104 125 Total gains or losses recognised in other comprehensive income: - Financial assets at FVOCI and OCA 0 0 13 0 -218 Total gains or losses for the year included in profit or loss attributable to changes in unrealised gains and losses on assets and liabilities held as at 31 December 2024: - Result on financial operations 221 -591 0 104 125 Total gains or losses on Level 3 instruments in the table below are presented in the consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2023 as follows (in EUR million): Financial assets mandatorily measured at FVTPL Financial assets designated at FVTPL Financial assets measured at FVOCI Financial liabilities mandatorily measured at FVTPL Financial liabilities designated at FVTPL Total gains or losses included in profit or loss for the year: - Result on financial operations 154 -337 0 -96 173 Total gains or losses recognised in other comprehensive income: - Financial assets at FVOCI and OCA 0 0 99 0 -13 Total gains or losses for the year included in profit or loss attributable to changes in unrealised gains and losses on assets and liabilities held as at 31 December 2023: - Result on financial operations 154 -337 0 -96 173 Valuation techniques, unobservable inputs and sensitivity for Level 3 non-derivative financial assets carried at fair value The valuation techniques used for the measurement of the fair value for the Level 3 financial assets are the following: Financial assets designated at fair value through profit and loss Level 3: i) adjusted discounted cash flow method for “Loans and advances to credit institutions and to customers” (Discounted cash flow (DCF) model where the discount rate constitutes the main unobservable input and is adjusted to reflect specificities of the nature of the assets) and ii) the NAVs of underlying funds as derived from the latest available before year-end fund managers’ reports (main unobservable inputs: NAVs of underlying funds as derived from the latest available before year-end fund managers’ reports) for “Shares and other variable-yield securities”. Financial assets mandatorily measured at FVTPL: i) “sum of the parts” of the various features (loan, warrants and / or royalties) for “Loans and advances to credit institutions and to customers”. The value of the loan which forms the majority of the value is typically estimated with DCF with a risk-commensurate discount rate to capture borrower credit risk and market conditions (main unobservable inputs: equity features embedded in the contractual framework of the underlying operations) ii) adjusted discounted cash flow method for Loans substitutes portfolio and ABS portfolio EIF (main unobservable inputs: discount rate adjusted based on particular features of the instruments as time and risk of future cash flows) iii) the NAVs of underlying funds as derived from the latest available before year-end fund managers’ reports (main unobservable inputs: NAVs of underlying funds as derived from the latest available before year-end fund managers’ reports) for “Shares and other variable-yield securities”. Financial assets measured at FVOCI (no recycling): the latest available net equity of EBRD before year-end (main unobservable input net equity received by EBRD). EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 247 59 Non-derivative financial assets measured at FVTPL and FVOCI (Level 3) Level 3 Fair values at 31 December 2024 Range of estimates for unobservable input Sensitivity estimates for unobservable input (in EUR million) (in EUR million) Financial asset designated at fair value through profit and loss Loans and advances to credit institutions and to customers 6,825 -/+ 5 bps -5 bps: +8.3 +5 bps: -8.4 Shares and other variable-yield securities 901 Please refer to Note S.4.3 Please refer to Note S.4.3 Financial asset mandatorily measured at fair value through profit and loss Loans and advances to credit institutions and to customers 2,668 +/- 3% +/-80.0 Shares and other variable-yield securities 20,051 Please refer to Note S.4.3 Please refer to Note S.4.3 Loan substitutes portfolio 44 -/+ 10 bps -10 bps: -2.2 +10 bps: -2.5 ABS portfolio EIF 514 -/+ 10 bps -10 bps: +1.6 +10 bps: -0.9 Financial assets measured at FVOCI (no recycling) Shares and other variable-yield securities 781 Please refer to Note S.4.3 Please refer to Note S.4.3 241

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 247 59 Non-derivative financial assets measured at FVTPL and FVOCI (Level 3) Level 3 Fair values at 31 December 2024 Range of estimates for unobservable input Sensitivity estimates for unobservable input (in EUR million) (in EUR million) Financial asset designated at fair value through profit and loss Loans and advances to credit institutions and to customers 6,825 -/+ 5 bps -5 bps: +8.3 +5 bps: -8.4 Shares and other variable-yield securities 901 Please refer to Note S.4.3 Please refer to Note S.4.3 Financial asset mandatorily measured at fair value through profit and loss Loans and advances to credit institutions and to customers 2,668 +/- 3% +/-80.0 Shares and other variable-yield securities 20,051 Please refer to Note S.4.3 Please refer to Note S.4.3 Loan substitutes portfolio 44 -/+ 10 bps -10 bps: -2.2 +10 bps: -2.5 ABS portfolio EIF 514 -/+ 10 bps -10 bps: +1.6 +10 bps: -0.9 Financial assets measured at FVOCI (no recycling) Shares and other variable-yield securities 781 Please refer to Note S.4.3 Please refer to Note S.4.3 242

2024 FINANCIAL REPORT 248 60 Non-derivative financial assets measured at FVTPL and FVOCI (Level 3) Level 3 Fair values at 31 December 2023 Range of estimates for unobservable input Sensitivity estimates for unobservable input (in EUR million) (in EUR million) Financial asset designated at fair value through profit and loss Loans and advances to credit institutions and to customers 7,497 -/+ 5 bps -5 bps: +9.6 +5 bps: -10.0 Shares and other variable-yield securities 819 Please refer to Note S.4.3 Please refer to Note S.4.3 Financial asset mandatorily measured at fair value through profit and loss Loans and advances to credit institutions and to customers 2,339 +/- 3% +/-70.2 Shares and other variable-yield securities 18,823 Please refer to Note S.4.3 Please refer to Note S.4.3 Loan substitutes portfolio 409 -/+ 10 bps -10 bps: -0.6 +10 bps: -2.1 ABS portfolio EIF 535 -/+ 10 bps -10 bps: + 1.7 +10 bps: - 0.7 Financial assets measured at FVOCI (no recycling) Shares and other variable-yield securities 647 Please refer to Note S.4.3 Please refer to Note S.4.3 Valuation techniques, unobservable inputs and sensitivity for Level 3 non-derivative financial liabilities carried at fair value The fair value of borrowings included in “Debts evidenced by certificates” in Level 3 is based on an adjusted discounted cash flow method (‘DCF’) which takes into consideration any existing embedded structure. The fair value of these structures is derived from the value of derivatives which hedge these borrowings. Hence the alternative assumptions are first applied to the valuation of Level 3 derivatives and then the impact is applied to Level 3 borrowings. The Level 3 borrowings are grouped into three different categories according to the embedded structures and/or valuation model used to price them and their mirroring hedging derivatives: a. With embedded interest rate structures (hedged by structured interest rate swaps) b. With embedded cross currency and FX-linked structures (hedged by cross currency and FX-linked swaps) c. With embedded equity-linked structures (hedged by equity-linked swap) The valuation techniques and unobservable inputs used in the valuation of these embedded structures and mirroring hedging derivatives are disclosed under Note Q.3 and Note Q.4. The following table summarises Level 3 borrowings by their embedded structure for which alternative assumptions would change fair value: 243

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 249 61 Non-derivative financial liabilities measured at FVTPL (Level 3) Fair values as at 31 December 2024 (in EUR million) Favourable/ Unfavourable impact (in EUR million) Valuation technique/ Significant unobservable input Range of estimates for unobservable input Debts evidenced by certificates 4,887 With embedded interest rate structures 4,042 -2.3 DCF and stochastic IR models / Mean reversion and volatility of volatility parameters / Mean reversion in Hull White models Volatility of volatility or mean reversion speed moving by 20% up and down. Changing the mean reversion by +-0.2%. 3.8 With embedded cross currency and FX-linked structures 387 -0.6 DCF and stochastic CC models / Correlations between Interest rates and FX rates and volatility smile Reducing by half the observation window for correlations estimates. Using local volatility model where FX rate volatility is a deterministic function of the strikes and time. -0.3 With embedded equity-linked structures 458 -4.4 DCF and stochastic Equity models / Volatility and dividends Using a different dividend yield and volatility (+-20% relative). 3.3 244

2024 FINANCIAL REPORT 250 62 Non-derivative financial liabilities measured at FVTPL (Level 3) Fair values as at 31 December 2023 (in EUR million) Favourable/ Unfavourable impact (in EUR million) Valuation technique/ Significant unobservable input Range of estimates for unobservable input Debts evidenced by certificates 5,039 With embedded interest rate structures 4,197 -2.4 DCF and stochastic IR models / Mean reversion and volatility of volatility parameters / Mean reversion in Hull White models Volatility of volatility or mean reversion speed moving by 20% up and down. Changing the mean reversion by +-0.2%. 2.7 With embedded cross currency and FX-linked structures 396 0 DCF and stochastic CC models / Correlations between Interest rates and FX rates and volatility smile Reducing by half the observation window for correlations estimates. Using local volatility model where FX rate volatility is a deterministic function of the strikes and time. 2.8 With embedded equity-linked structures 446 -4.3 DCF and stochastic Equity models / Volatility and dividends Using a different dividend yield and volatility (+-20% relative). 3.1 Financial assets designated at fair value through profit or loss The financial assets designated at fair value through profit or loss include the portfolio of loans and loan substitutes hedged by Interest Rate Swaps and Currency Swaps that are not eligible for fair value hedge accounting. The exposure of the disbursed loans and advances to credit institutions and customers (including loan substitutes) designated at fair value through profit or loss amounts to EUR 9,825 million (2023: EUR 10,293 million). The cumulative change in the fair value of the loans and loan substitutes attributable to change in credit risk of the Group’s counterparts amounts to a loss of EUR 204.0 million (2023: loss of EUR 132.0 million). The changes in fair value of financial assets designated at fair value through profit or loss attributable to changes in credit risk have been calculated by determining the change in the Expected Credit Loss on these loans and loan substitutes. No credit derivatives have been concluded to hedge the credit risk of the financial assets designated at fair value through profit or loss. Financial liabilities designated at fair value through profit or loss The financial liabilities designated at fair value through profit or loss comprise debts evidenced by certificates issued by the Group and hedged by Interest Rate Swaps and Currency Swaps. For the financial liabilities designated at FVTPL, the Group presents the effects of changes in that liability's credit risk in other comprehensive income. The following table sets out the required information for these financial liabilities for the financial year ended 31 December 2024: (in EUR million) Cumulative change in fair value attributable to changes in credit risk Transfer within equity during the period Realised amount due to derecognition during the period Difference between carrying amount and contractually required to pay at maturity Financial liabilities designated at FVTPL 659 -3 -3 430 During the period, a cumulative gain of EUR 3 million (2023: EUR 1 million) related to the OCA has been transferred from "Fair value reserve" to the "Additional reserves" as a result of the early derecognition of the underlying "Debts evidenced by certificates". As a result, the corresponding impact in the OCI for the period ended 31 December 2024 was EUR 319 million (2023: EUR 38 million). The following table sets out the required information for these financial liabilities for the financial year ended 31 December 2023: (in EUR million) Cumulative change in fair value attributable to changes in credit risk Transfer within equity during the period Realised amount due to derecognition during the period Difference between carrying amount and contractually required to pay at maturity Financial liabilities designated at FVTPL 342 -1 -1 858 The Group concluded that presenting the amount of change in own credit risk in OCI would reduce an accounting mismatch in profit or loss as there is no direct economic relationship between the credit risk characteristics of its borrowings designated at FVTPL and the hedging instruments. 245

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 251 63 Offsetting financial assets and financial liabilities The disclosures set out in the tables below include financial assets and financial liabilities that are: • offset in the Group's consolidated balance sheet as per the EIB Group accounting policy; or • subject to a currently legally enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated balance sheet. The similar agreements include global master repurchase agreements. Similar financial instruments include repurchase agreements and reverse repurchase agreements. Financial instruments such as loans and deposits are not disclosed in the tables below unless they are offset in the consolidated balance sheet. The Group's derivative transactions that are not transacted on an exchange are entered into under International Swaps and Derivatives Association (ISDA) Master Agreements. In general, under such agreements the amounts payable by each party on any day for the same transaction and in the same currency are aggregated into a single net amount being payable by one party to the other. In certain circumstances, for example when an event of default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is payable in settlement of all transactions. The Group's repurchase and reverse repurchase transactions are covered by master agreements with netting terms similar to those of ISDA Master Agreements. The above ISDA and similar master netting arrangements do not meet the criteria for offsetting in the consolidated balance sheet. This is because they create a right of set-off for recognised amounts that is enforceable only after termination of outstanding transactions following an event of default, including insolvency or bankruptcy, of either party. The Group receives and deposits collateral in the form of cash and marketable securities in respect of the following transactions: • derivatives; and • repurchase and reverse repurchase agreements. Collateral received for OTC derivatives is subject to 1-way ISDA Credit Support Annexes. This means that securities received as collateral can be pledged or sold during the term of the transaction but must be returned on request of the counterparty, if the exposure to that counterparty decreases. The terms also give the Group the right to terminate the related transactions upon the counterparty’s failure to post collateral. Financial assets subject to offsetting, legally enforceable master netting arrangements and similar agreements (in EUR million) Related amounts not offset in the balance sheet 31 December 2024 Gross amounts of recognised financial assets Gross amounts of recognised financial liabilities offset in the balance sheet Net amounts of financial assets presented in the balance sheet Bonds Cash collateral received Net amount Financial assets: Derivative assets held for risk management 30,909 -472 30,437 4,832 716 24,889 Reverse repos 21,364 0 21,364 21,968 3 -607 Financial Guarantees 696 -586 110 0 0 110 Total 52,969 -1,058 51,911 26,800 719 24,392 Related amounts not offset in the balance sheet 31 December 2023 Gross amounts of recognised financial assets Gross amounts of recognised financial liabilities offset in the balance sheet Net amounts of financial assets presented in the balance sheet Bonds Cash collateral received Net amount Financial assets: Derivative assets held for risk management 29,108 -459 28,649 3,616 1,092 23,941 Reverse repos 23,737 0 23,737 23,203 4 530 Financial Guarantees 501 -450 51 0 0 51 Total 53,346 -909 52,437 26,819 1,096 24,522 246

2024 FINANCIAL REPORT 252 64 Financial liabilities subject to offsetting, legally enforceable master netting arrangements and similar agreements (in EUR million) Related amounts not offset in the balance sheet 31 December 2024 Gross amounts of recognised financial liabilities Gross amounts of recognised financial assets offset in the balance sheet Net amounts of financial liabilities presented in the balance sheet Financial instruments Cash collateral pledged Net amount Financial liabilities: Derivative liabilities held for risk management 29,410 -20 29,390 0 0 29,390 Repos 107 0 107 218 0 -111 Debts evidenced by certificates 446 -446 0 0 0 0 Financial Guarantees 309 -222 87 0 0 87 Total 30,272 -688 29,584 218 0 29,366 Related amounts not offset in the balance sheet 31 December 2023 Gross amounts of recognised financial liabilities Gross amounts of recognised financial assets offset in the balance sheet Net amounts of financial liabilities presented in the balance sheet Financial collateral Cash collateral pledged Net amount Financial liabilities: Derivative liabilities held for risk management 33,621 -20 33,601 0 0 33,601 Repos 1,053 0 1,053 1,056 0 -3 Debts evidenced by certificates 429 -429 0 0 0 0 Financial Guarantees 444 -357 87 0 0 87 Total 35,547 -806 34,741 1,056 0 33,685 The gross amounts of financial assets and financial liabilities and their net amounts as presented in the balance sheet that are disclosed in the above tables are measured in the balance sheet on the following bases: • derivative assets and liabilities - fair value; • assets and liabilities resulting from sale and repurchase agreements, reverse sale and repurchase agreements and securities lending and borrowing - amortised cost or fair value; • loans and advances to customers - amortised cost or fair value; • amounts owed to customers - amortised cost; and • financial guarantee contracts (Note A.4.11.). 247

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 253 65 The amounts in the above tables that are offset in the balance sheet are measured on the same basis with the exemption of financial guarantee contracts (Note A.4.11.). The tables below reconcile the net amounts of financial assets and financial liabilities presented in the balance sheet, as set out above, with the line items presented in the balance sheet or the respective captions in Note G (in EUR million). 31 December 2024 Net amounts Line item in consolidated balance sheet Carrying amount on consolidated balance sheet Financial assets not in scope of offsetting disclosures Financial assets: Derivative assets held for risk management 30,437 Derivative assets 30,457 20 Reverse repos 21,364 Loans and advances to credit institutions 131,407 110,043 Financial Guarantees 110 Other assets (Note G) 110 0 31 December 2024 Net amounts Line item in consolidated balance sheet Carrying amount on consolidated balance sheet Financial liabilities not in scope of offsetting disclosures Financial liabilities: Derivative liabilities held for risk management 29,390 Derivative liabilities 30,173 783 Repos 107 Amounts owed to credit institutions 858 751 Debts evidenced by certificates 0 Debts evidenced by certificates 442,061 442,061 Financial Guarantees 87 Provisions for guarantees and commitments / Other Liabilities (Note D.4) 87 0 31 December 2023 Net amounts Line item in consolidated balance sheet Carrying amount on consolidated balance sheet Financial assets not in scope of offsetting disclosures Financial assets: Derivative assets held for risk management 28,649 Derivative assets 28,657 8 Reverse repos 23,737 Loans and advances to credit institutions 137,327 113,590 Financial Guarantees 51 Other assets (Note G) 51 0 31 December 2023 Net amounts Line item in consolidated balance sheet Carrying amount on consolidated balance sheet Financial liabilities not in scope of offsetting disclosures Financial liabilities: Derivative liabilities held for risk management 33,601 Derivative liabilities 34,337 736 Repos 1,053 Amounts owed to credit institutions 2,147 1,094 Debts evidenced by certificates 0 Debts evidenced by certificates 431,745 431,745 Financial Guarantees 87 Provisions for guarantees and commitments / Other Liabilities (Note D.4) 87 0 248

2024 FINANCIAL REPORT 254 66 Note S – Risk management This note presents information about the Group’s exposure to risks and their management and control, in particular the primary risks associated with its use of financial instruments. These are: • Credit risk - the risk of loss resulting from client or counterparty default and arising from credit exposure in all forms, including settlement risk1; • Market risk - the risk of losses on financial investments caused by adverse price movements. Examples of market risk are: changes in equity prices or commodity prices, interest rate moves or foreign exchange fluctuations • Interest rate and credit spread risk in the Banking Book (IRRBB and CSRBB) risk - from the Group’s positions, the risk to the economic value or to the net interest income arising from adverse movements in interest rates and market credit spreads that affect interest rates and market credit spread sensitive instruments, respectively. IRRBB includes gap risk, basis risk and option risk; • Foreign exchange rate risk - the risk to the economic value or to the income derived from the Group’s positions due to adverse movements in currency exchange rates; and • Equity price risk - the risk that the fair values of equities decrease as the result of changes in the levels of equity indices and the value of individual equity investments. • Liquidity and funding risk - the risk that the Group is unable to fund assets or meet obligations at a reasonable price or, in extreme situations, at any price; • Operational risk - the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events2 including, but not limited to, legal risk, model risk or information and communication technology (ICT) risk, but excluding strategic and reputational risk. In 2024, the staff was teleworking part of the time, including the teams dedicated to risk management and monitoring as part of normal business activity. With respect to such activities, the position keeping systems during teleworking are available in remote mode to the staff of Front, Middle and Back Office, as well as to Risk Management, with the same functionalities available under normal conditions. S.1. Risk Management Organisation Each entity within the Group carries out its own management and control of risks. Risk management information presented in this note will distinguish between the Bank and the Fund. The high-level principles of the Group’s risk management are set out in the EIB Group Risk Management Charter, which is intended to provide Group-wide view of the Group’s risks and integrated approach to risk management. The Group has established a Group Risk Function under the responsibility of the Group Chief Risk Officer (‘GCRO’). Without prejudice to the statutory responsibilities of the President and the EIB Management Committee, respectively, the GCRO reports on Group Risks to the EIB Management Committee under the oversight of the MC member in charge of risk. On key risk policy matters related to Group Risks, the GCRO participates in all meetings of the EIB Management Committee and relevant meetings of the other EIB governing bodies and is invited to relevant meetings of the EIF Board of Directors and to discussions with the EIF Management. The EIF reports on Group Risk matters to the EIB through the GCRO. Group Risk Appetite The risk appetite is the level of risk that the Group is willing and able to incur in pursuing its activities in the context of its public mission and objectives. Key to this is the Group’s capacity to provide attractive long-term financing to serve EU objectives across all EU Member States (and beyond in Partner Countries). A primary pillar of the Group’s business model is to retain the long-term AAA rating from the major rating agencies. The processes and activities performed by the Group to manage its risk appetite are formalised in the Group Risk Appetite Framework (‘RAF’) approved by the EIB BoD. The Group RAF covers the major financial risks (including credit, liquidity, market and treasury risks) and non-financial risks categories: (i) operational (e.g.: people, information security, financial crime, technology, fraud, compliance and model risks) and (ii) other (e.g.: climate change and environmental and reputational risks). It is designed to help embed a healthy organisational risk culture within the Group through the implementation and the monitoring of measurable risk appetite metrics, which are subject to risk limits and (where applicable) cascaded further down within the Group entities. As a public institution, the Group does not aim to make profits from speculative exposures to risks. As a consequence, the Group does not consider its treasury or funding activities as profit maximising centres. Investment activities are conducted within the primary objective of protection of the capital invested. S.1.1. Risk Management Organisation of the Bank Extending from the principles set out in the Group Risk Appetite Framework, the Bank’s objective is also to analyse and manage risks so as to obtain the strongest possible protection for its assets, its financial result, and consequently its capital. While the Bank is generally not subject to legislative acts and guidelines applicable to commercial banks issued or adopted by the EU institutions, bodies and agencies, (“EU Legislative Acts and Guidelines”), it has voluntarily decided to comply with these EU Legislative Acts and Guidelines to the extent determined by its Best Banking Practice framework including the Best Banking Practice Guiding Principles published by the Bank. Within the Bank, the Group Risk and Compliance Directorate (‘GR&C’) independently identifies, assesses, monitors and reports credit, market, liquidity and funding and operational risks to which the Bank is exposed. In order to preserve segregation of duties and in accordance with the three lines of defence principle, GR&C is independent and provides second opinions on all proposals having risk implications. 1 Settlement risk is defined as the risk of potential losses due to transactions which remain unsettled after their due delivery date and/or due to transactions that are settled later than the applicable market standard. Due to the nature of the Group’s operations, the most relevant instruments affected by settlement risk are those derivatives entered into by the Bank which imply an exchange of foreign currencies. Settlement risk management is covered in the Financial Risk Guidelines. 2 The definition of external events excludes cases of client bankruptcy or unfavourable market movements or similar events, which represent triggers for Credit and respectively Market Risk. 249

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 67 The following sections disclose the credit, market, liquidity and funding and operational risks to which the Bank is exposed. For additional details, please refer to the EIB Group Risk Management Disclosure Report. S.1.1.1 Risk measurement and reporting system The Bank aligns its risk management systems to changing economic conditions and evolving regulatory standards. It adapts them on an on-going basis as market practice develops. Systems are in place to control and report on the main risks inherent in the Bank’s operations, i.e. credit, interest rate, liquidity and funding, foreign exchange rate and non-financial risks. With the purpose to quantify their impact on the Bank’s solvency, liquidity, earnings and operations, risks are assessed and measured both under normal circumstances and under possible stressed conditions. Risk measurements consider the relevant metrics related to capitalisation, earnings, liquidity, exposure to market and operational risks. Information on credit, market, liquidity, financial and operational risks is reported to the Management Committee and to the Board of Directors on a monthly basis. Such information is presented and explained to the Management Committee and to the Board of Directors’ Risk Policy Committee on a regular basis. The Bank has a framework in place for managing interest rate (‘IR’) risk, as well as FX risk. The Bank monitors and manages on a daily basis its IR (gap and basis) & FX positions within the pre-approved limits. All new types of transactions introducing operational or financial risks must be authorised by the Management Committee (‘MC’), after the approval of the New Products Committee (‘NPC’). S.1.1.2. Sustainability of revenue and self-financing capacity The Bank’s Interest Rate Risk Strategy forms an integral part of the Bank’s overall financial risk management. It reflects the expectations of the main stakeholders of the Bank in terms of stability of earnings, preservation of the economic value of own funds, and the self-financing of the Bank’s growth in the long term. To achieve these aims, the Interest Rate Risk Strategy considers a medium-to-long term horizon for the investment of the Bank’s own funds, in order to promote stability of revenues and to enhance overall returns. In practice, this is achieved by defining an investment profile producing a target duration for the Bank’s own funds between 4.5 and 5.5 years. In that context, the Asset/Liability Committee (‘ALCO’) performs regular checkpoints on the investment profile related to the Interest Rate Risk Strategy framework. S.1.2. Risk Management Organisation of the Fund (‘EIF’) The mandate of the Fund is to support small and mid-size enterprises (‘SME’) finance for start-up, growth and development within the European Union objectives for SME. Most of the Private Equity (‘PE’), Venture Capital and Portfolio Guarantees, Securitisation & Microfinance (‘GSM’) operations for both entities of the Group are managed by the Fund. The Fund aligns its risk management systems to changing economic conditions. Credit, market, liquidity and operational risk systems are in place to control and report on the main risks inherent in its operations. The Fund maintains robust risk policies and methodologies to ensure the Fund’s risk profile is within the parameters set out in its risk appetite framework. Risk management is embedded in the corporate culture of EIF, based on a three-lines-of-defence model permeating all areas of EIF’s business functions and processes: (i) front office, (ii) independent risk functions and (iii) internal and external audit. Investment and Risk Committees (‘IRCs’) chaired by the Head of General Secretariat advise the Chief Executive and the Deputy Chief Executive on each and every new transaction. Portfolio IRCs are regular meetings, chaired by the Chief Risk Officer, which oversee risk and investment-related aspects of the EIF portfolio, inter alia: reviewing transaction rating/grading changes, impairment and provisioning actions, relevant market risk events and potential stress testing. Risk and Portfolio Management actions form part of the assurance process presided by the EIF Audit Board. Moreover, within the EIB Group context, the Fund’s Risk Management Department operates in regular contact with the Group Risk and Compliance Directorate, particularly with regard to general EIF policy matters, to the Group Risk Management Charter and to the Group risk exposure relating to guarantee, securitisation and Private Equity operations under, inter alia, the Bank’s Risk Capital Resources mandate (‘RCR’), the different windows under the Bank’s EIB Group Risk Enhancement Mandate (‘EREM’) and other guarantee & securitisation mandates. The Fund’s treasury management has been fully outsourced to the Bank under a treasury management agreement signed by both parties and mandating the responsible EIB services to perform selection, execution, settlement and monitoring of transactions. Management follows treasury guidelines annexed to the agreement. Operational short-term liquidity management is conducted by EIF. S.1.2.1. Risk assessment private equity Under its private equity operations, the Fund has a fund-of-funds approach, taking mostly minority equity participations in business angels, venture capital, private equity and mezzanine funds managed by mostly independent teams in order to leverage further commitments from a wide range of investors. The Fund’s PE operations include investments in venture capital funds across all investment stages (seed, early-stages, late stages, growth, etc.) but also investments in mid-market funds or mezzanine funds, which, generally speaking, have a lower risk profile. Over the last years, the Fund has developed a tool-set to design, manage and monitor portfolios of PE funds tailored to the dynamics of this market place. This tool-set is based on an internal model, the Grading-based Economic Model (‘GEM’), which allows the Fund to better assess and verify each funds’ but also each portfolio of funds’ valuations, risks and expected future cash flows and performances. Before committing to a PE fund, the Fund assigns an Equity score which is based on the outcome of an extensive due diligence performed by the Fund’s transaction team and reviewed 250

2024 FINANCIAL REPORT 256 68 by its risk management team. The funds are monitored by the Fund’s transaction team with a frequency and intensity depending on the underlying level of risk and Equity scores are annually reviewed by the Fund’s risk management team. These efforts, supported by the development of a proprietary IT system and an integrated software (front to back), improve the investment decision-making process and the management of the portfolio’s financial risks and of liquidity, in particular enabling forward-looking and stress-test based decision making. S.1.2.2. Risk assessment guarantees and securitisations The Fund extends portfolio guarantees to financial intermediaries involved in SME financing and participates in SME securitisation transactions. By taking on these risks, it facilitates access to funding and/or reduces the cost of capital for the originators, and, in turn, it improves the conditions and facilitates access to finance to SMEs. For its guarantee & securitisation business, over the last years, the Fund has developed internal methodologies and models to analyse portfolio guarantees and structured finance transactions in line with best market practices. Before the Fund enters legally into a guarantee transaction, an internal rating is assigned to each new own risk guarantee transaction in accordance with the Fund’s internal methodology. The rating is based on internal models, which analyse and summarise the transaction’s credit quality (expected loss concept), considering not only quantitative parameters but also qualitative aspects. A four-eye principle applies throughout the process, with actions initiated by the front office and reviewed by Risk Management. Guarantee transactions are monitored regularly, at least quarterly; their statuses are regularly reviewed by EIF IRCs which, depending on their performances, may lead to a review of their internal ratings. This latter process is initiated by Risk Management and reviewed by the front office. The guarantees portfolio is valued according to a mark-to model approach under the IFRS principles. The main impact on the valuation of the transactions in the portfolio stems from the changes in the point in time cumulative default rate assumptions used for the assets. The EIF’s monitoring follows potential negative or positive rating migrations and provides the basis for appropriate management or transactions. The Fund’s stress testing methodology for guarantees and securitisations is applied at the outset of a transaction and throughout the life of the portfolio and is integrated in the EIB Group Stress Testing activities. S.2. Credit risk S.2.1. Credit risk policies Credit risk concerns mainly the Group’s lending activities, treasury instruments such as debt securities, certificates of deposit and interbank term deposits as well as the derivative and guarantee transactions of the Group. Credit risk within the Bank is managed in line with detailed internal guidelines. The purpose of these guidelines is to ensure that credit risk is managed prudently. Whether or not a given entity is acceptable to the Bank as a counterpart in a lending operation is determined on the basis of a careful analysis and evaluation of the entity using quantitative and qualitative metrics but also relying on experience and expert judgment. The guidelines set out minimum credit quality levels for both borrowers and guarantors in lending operations and identify the acceptable transaction structure. They also detail the minimum requirements that loan contracts must meet in terms of key legal clauses and other contractual stipulations to ensure that the Bank's position is adequately safeguarded. Diversification of the loan portfolio is supported by a counterparty limit framework, sector limits for key industries and country thresholds for its exposures outside of the EU. In order to ensure that the additional risk involved in complex or structured lending transactions is adequately analysed, quantified and mitigated, specific detailed guidelines have been developed in respect of certain types of operations complementing the general guidelines. In analysing risks, the Bank applies an internal loan grading system and assigns internal ratings to counterparts. The Fund manages exposures and risks in the frame of conservative policies deriving from statutory provisions and credit risk operational guidelines approved by the Fund’s Board of Directors or guidelines as set out under mandates. Credit guidelines undergo periodic adaptations to incorporate evolving operational circumstances, changes in the applicable Best Banking Principles and respond to new mandates that the Group may receive. 251

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 257 69 S.2.2. Credit risk exposure and allowances to credit risk S.2.2.1. Maximum exposure to credit risk without taking into account any collateral and other credit enhancements The table below shows the maximum exposure to credit risk for the components of the consolidated balance sheet, including derivatives. The maximum exposure is shown gross, before the effect of mitigation through the use of collateral agreements. Maximum exposure (in EUR million) 31.12.2024 31.12.2023 Financial assets: Financial assets measured at AC 506,235 500,718 Financial assets mandatorily measured at FVTPL 10,318 8,182 Derivative assets 30,457 28,657 Financial assets designated at FVTPL 12,014 12,999 Total 559,024 550,556 Off-balance-sheet: Contingent liabilities and guarantees(*) 32,210 28,636 Commitments - Undisbursed loans 128,020 128,566 Total 160,230 157,202 Total credit risk exposure(**) 719,254 707,758 (*) For the correction of comparative figures as at 31 December 2023 please refer to Note A.5. (**) Exposures on equity investments have been excluded as they carry no credit risk. S.2.2.2 Summary of credit risk allowances The following tables show the breakdown of the credit risk allowances under the ECL IFRS 9 model for financial assets measured at amortised cost and the off-balance sheet commitments (in EUR ‘000). 2024 12-month ECL Lifetime ECL not credit - impaired Lifetime ECL impaired Total Financial assets measured at amortised cost Loans and advances to credit institutions and customers (D.2.) 77,965 137,035 352,635 567,635 Treasury bills and debt securities portfolios (B.2.) 5,743 1,929 0 7,672 Off-Balance sheet commitments Financial Guarantees (D.4.) 77,136 146 9,482 86,764 Loan commitments measured at amortised cost (D.2.) 26,310 25,552 13,045 64,907 Loss allowance / Provision 187,154 164,662 375,162 726,978 2023 12-month ECL Lifetime ECL not credit - impaired Lifetime ECL impaired Total Financial assets measured at amortised cost Loans and advances to credit institutions and customers (D.2.) 73,449 232,329 241,171 546,949 Treasury bills and debt securities portfolios (B.2.) 4,567 1,203 0 5,770 Off-Balance sheet commitments Financial Guarantees (D.4.) 77,438 40 9,408 86,886 Loan commitments measured at amortised cost (D.2.) 20,461 31,993 250 52,704 Loss allowance / Provision 175,915 265,565 250,829 692,309 252

2024 FINANCIAL REPORT 258 70 S.2.3. Credit risk on loans S.2.3.1. Credit risk measurement for loans and advances to credit institutions and customers An internal loan grading system (based on the expected loss methodology) is implemented for lending operations. This is an important part of the loan appraisal process and of credit risk monitoring, as well as providing a reference point for pricing credit risk when appropriate. The loan grading (‘LG’) system comprises the methodologies, processes, databases and IT systems supporting the assessment of credit risk in lending operations and the quantification of expected loss estimates. It summarises a large amount of information with the purpose of offering a relative ranking of loans’ credit risks. LG reflects the present value of the estimated level of the lifetime “expected loss”, this being the Net Present Value of the product of the probability of default, the loan exposure at risk and the loss given default. LG is used for the following purposes: • as an aid to a finer and more quantitative assessment of lending risks; • as indicator of credit risk variations for the purposes of prioritising monitoring efforts; • as a description of the loan’s portfolio quality at a given date; • as a benchmark for calculating the annual additions to the General loan reserve and Special Activities Reserve; and • as an input in risk-pricing decisions. The following factors are used to determine a LG: i) The borrower’s creditworthiness: GR&C independently reviews borrowers and assesses their creditworthiness based on internal methodologies and external data. In line with the Basel III Internal Ratings Based Approach chosen, the Bank has developed an internal rating methodology (‘IRM’) to determine the internal ratings of borrowers and guarantors. This is based on a set of scoring sheets specific to defined counterparty types. ii) The default correlation: it quantifies the chances of simultaneous financial difficulties arising for both the borrower and the guarantor. The higher the correlation between the borrower and the guarantor’s default, the lower the value of the guarantee and therefore the lower (worse) the LG. iii) The value of guarantee instruments and of securities: this value is assessed on the basis of the combination of the issuer’s creditworthiness and the type of instrument used. iv) The applicable recovery rate: being the amount assumed to be recovered following a default by the relevant counterpart expressed as a percentage of the relevant loan exposure. v) The contractual framework: a sound contractual framework will add to the loan’s quality and enhance its LG. vi) The duration of the loan or, more generally, the cash-flows of the loan: all else being equal, the longer the loan, the higher the risk of incurring difficulties in the servicing of the loan. A loan's expected loss is computed by combining the six elements above and determines the fair value of loans which meet the eligibility criteria of the amended fair value option and which have been designated on initial recognition at fair value through profit or loss. Depending on the level of this expected loss, a loan is assigned to one of the following LG classes listed below. “A0” comprising EU sovereign "risks” that is loans granted to, or fully, explicitly and unconditionally guaranteed by, Member States where no repayment difficulties are expected, i.e. expected loss of 0% (based on the Bank’s preferred creditor status and statutory protection which are deemed to assure a full recovery of the Bank’s assets upon maturity) as well as loans with a comprehensive EU or MS guarantee. “A” comprising loans granted to (or guaranteed by) entities other than EU Member States in respect of which there is no or only limited expectation of deterioration in quality over their term. “B” High quality loans: these represent an asset class with which the EIB feels comfortable, although a minor deterioration is not ruled out in the future. B+ and B- are used to denote the relative likelihood of the possibility of such deterioration occurring. “C” Good quality loans: an example could be "single-signature" (unsecured) loans to solid corporates (e.g. equivalent internal rating of Baa1/BBB+), with a reasonable maturity and adequate protective clauses. “D” This grading class represents (aside from loans initially approved at this level) the borderline exposure that have a risk profile generally accepted by the Bank. This watershed in loan grading is more precisely determined by the sub-classifications D+ and D-. “E” includes loans that (aside from Special Activity operations initially approved at these levels), in the course of their lives, have experienced severe problems and their sliding into a situation of loss cannot be excluded. The sub-classes E+ and E- further differentiate the risk profile of the loans, with those operations graded E- being in a position where there is a strong possibility that debt service cannot be maintained on a timely basis and therefore some form of debt restructuring is required, possibly leading to an impairment loss. “F” (fail) denotes loans representing unacceptable risks. In general, F-graded loans can only arise out of outstanding transactions that have experienced unforeseen, exceptional and dramatic adverse circumstances after signature. Operations where there is a loss of principle to the Bank will be graded F and specific provisions is applied. The Group’s assessment of the IFRS9 staging is based on a sequential approach which is using counterparty or instrument specific information consistent to internal guidelines and procedures. In addition to the deal-by-deal analysis of each loan, the EIB, also developed a portfolio view of credit exposures via its Economic Capital framework, integrating the concentration and correlation effects created by the dependence of various obligors on common risk factors. By adding a portfolio dimension of credit risks and by focusing on unexpected losses (i.e. losses which may occur on top of the expected ones up to a certain level of confidence), it is possible to complement the LG’s deal-by-deal approach and thus provide a finer and more comprehensive risk assessment of the credit risks in the EIB’s loan book. 253

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 259 71 The aggregate amount (outstanding of loans and guarantees granted by the Bank) is limited at any time by its Statutory Gearing Ratio (Article 16.5 of Statute). For the purpose of calculating this ratio the Bank uses data drawn from the EU Accounting Directives (‘AD’) framework. At year-end 2024 EIB’s Statutory Gearing Ratio under EU Accounting Directive stand-alone accounts stood at 210.3% (2023: 206.1%) and under EU-AD consolidated accounts stood at 215.9% (2023: 211.0%, max. 250% under Article 16.5 of the Statute). Prior year ratios have been amended for comparative purpose. Please refer to Note A.5. S.2.3.2. Loans secured by Guarantees of the European Union or the Member States under External Lending Mandate (‘ELM’), European Fund for Sustainable Development (‘EFSD’), Neighbourhood, Development and International Cooperation Instrument - Investment Window 1 (‘NDICI IW1’), European Fund for Sustainable Development Plus (‘EFSD+’) or Cotonou Agreement Loans signed for projects under the ELM, EFSD, NDICI IW 1/EFSD+3 or Cotonou Agreement are secured by Guarantees of the European Union budget or the Member States (loans in the ACP Countries and the OCT). These Guarantees are either to cover all risks or limited to defined Political Risks (non-transfer of currency, expropriation, war or civil disturbance, denial of justice upon breach of contract). In accordance with the terms of the Guarantees, the European Union and the Member States provide credit enhancements up to 65%, 70%, 75% and 100% of pool of signed4 operations in each portfolio. Under the comprehensive guarantees, the Group deems the credit risk associated to each individual loan as fully covered for the purpose of specific risks described above and therefore excludes them from the section S.2.3 (Credit risk on lending activities)5. The carrying value of the disbursed part of loans secured by Guarantees of the European Union or the Member States amounts to EUR 30,920 million as at 31 December 2024 (2023: EUR 31,271 million) and the undisbursed part amount to EUR 20,486 million as at 31 December 2024 (2023: EUR 20,194 million). These amounts also include loans granted to current European Union Member States but granted before their accession to the European Union and are guaranteed by the European Union or Member States. 3 One EFSD+ contract is part of the own risk portfolio. 4 Under the Guarantee Agreement with the Commission signed on 1 and 29 August 2007, all European Union guaranteed operations signed on and after 17 April 2007 shall be covered up to 65% of "the aggregate amount of credits disbursed". Credit enhancements are provided in the form of first-loss protection. The residual risk borne by the Group in connection with the portfolio of operations covered by such guarantee is managed in accordance with the EIB’s internal credit risk guidelines and procedures. 5 The exposures signed under the Guarantees of the European Union or the Member States for which the credit risk is deemed as fully covered amounts to EUR 49,959 million (2023: EUR 49,741 million). 254

S.2.3.3. Analysis of lending credit risk exposure

In detail, the tables below show the maximum exposure to credit risk on loans (the repayable on demand and other loans and advances to credit institutions and to customers are not included) signed and disbursed as well as the part of the exposure that has been signed but not disbursed yet for all exposure where the Group is at risk. Therefore, loans outside the European Union under the ELM, EFSD, NDICI IW 1/EFSD+[6] and Cotonou Agreement secured by the Comprehensive Guarantee of the European Union budget or the Member States are not included (Note S.2.3.2).

2024		Guarantor						
(in EUR million)		Corporates	Banks	Public institutions	States	Not guaranteed(1)	Total disbursed	Signed not disbursed
Borrower	Corporates	34,520	5,430	4,144	6,220	102,757	**153,071**	**35,783**
	Banks	7,412	9,794	15,732	26,621	25,501	**85,060**	**28,570**
	Public institutions	134	192	19,748	28,273	73,222	**121,569**	**32,631**
	States	0	0	0	0	46,936	**46,936**	**10,695**
Total disbursed(2)(3)(4)(5)		**42,066**	**15,416**	**39,624**	**61,114**	**248,416**	**406,636**	
Signed not disbursed(2)(3)(4)(5)		**9,198**	**3,411**	**7,945**	**10,729**	**76,396**		**107,679**

2023		Guarantor						
(in EUR million)		Corporates	Banks	Public institutions	States	Not guaranteed(1)	Total disbursed	Signed not disbursed
Borrower	Corporates	31,228	6,443	4,074	6,816	98,185	**146,746**	**35,003**
	Banks	8,757	10,414	17,232	26,891	21,814	**85,108**	**28,367**
	Public institutions	192	196	19,281	28,355	70,897	**118,921**	**32,309**
	States	0	0	0	26	44,970	**44,996**	**12,831**
Total disbursed(2)(3)(4)(5)		**40,177**	**17,053**	**40,587**	**62,088**	**235,866**	**395,771**	
Signed not disbursed(2)(3)(4)(5)		**9,013**	**3,251**	**8,706**	**14,090**	**73,450**		**108,510**

(1) These amounts include loans for which no formal guarantee independent from the borrower and the loan itself was required, the borrower's level of solvency itself representing adequate security. In the event of certain occurrences, appropriate contractual clauses ensure the Group's right to access independent security.

(2) The loans in risk-sharing operations (credit enhanced by the Member States or the EU budget in the form of political risk guarantee) amount to EUR 1,444 million as of 31 December 2024 (2023: EUR 1,725 million).

(3) These amounts do not include Loan substitutes (2024: EUR 19,960 million; 2023: EUR 18,909 million).

(4) These amounts exclude loans to current European Union Member States but granted before their accession to the European Union and guaranteed by the European Union budget or the Member States.

(5) The Group has signed, in the context of EFSI SME window agreement and European Guarantee Fund, funding lines for a total commitment not exceeding EUR 9,187 million (2023: EUR 9,187 million). The Group recognises an undisbursed exposure when a firm commitment is signed with the respective underlying risk counterpart, for which the funding line is expected to be drawn.

Regarding the lending activities, the Group's total direct exposure[7] to the banking sector amounts to EUR 113,630 million at the end of December 2024 (2023: EUR 113,475 million), which is equal to 22.09% (2023: 22.5%) of the total of EUR 514,315 million in loans disbursed and undisbursed as at 31 December 2024 (2023: EUR 504,281 million).

Unsecured loans to corporates at the end of December 2024 amounted to EUR 128,247 million, (2023: EUR 121,320 million). Unsecured exposure to corporate clients is managed as per a dedicated framework.

S.2.3.3.1. Credit quality on loans

Loans internally graded[8] A to D+ represent 96.9% of the loan portfolio as at 31 December 2024, compared with 96.7% at 31 December 2023. The share of loans internally graded D- and below was 3.2% (2023: 3.3%) of the loan portfolio, corresponding to EUR 16.2 billion (2023: EUR 16.5 billion).

Despite ongoing heightened geopolitical risks and some sectors particularly affected from subdued economic development, the overall credit quality of the loan portfolio is deemed stable at present. Preserving the quality of loan portfolio is enabled by a risk management strategy, based on a comprehensive due diligence process, adequate lending structures and security, and standard protective clauses included in the loan agreements. In addition to the collaterals and the guarantees provided for lending exposures, the EIB benefits of additional credit enhancements granted as part of different mandates. In addition, the Bank established a loan portfolio monitoring framework allowing for timely risk management decisions.

To mitigate credit risk, the Group uses, amongst others:

- Guarantees issued by third parties of acceptable credit quality;
- Financial collaterals;
- Claims on revenues;
- Contractual clauses etc.

[6] One EFSD+ contract is part of the own risk portfolio.

[7] Including exposure signed but not disbursed yet.

[8] Loan grading is reflecting the credit enhancement provided by external guarantors on a portfolio basis.

255 2024 FINANCIAL REPORT

Credit quality analysis per type of borrower

The tables below show the credit quality analysis of the Group's loans portfolio as at 31 December 2024 and 31 December 2023 by the Loan Grading application, based on the exposures signed (disbursed and undisbursed).

2024 (in EUR million)		Sovereign	High Grade	Standard Grade	Min. Accept. Risk	High Risk	Equity type risk	Total	ECL
		A0	A to B-	C	D+	D- and below			
Disbursed loans	Stage 1	97,735	232,345	31,957	10,333	3,504	n/a	**375,874**	78
	Stage 2	1,970	7,832	855	1,127	2,430	n/a	**14,214**	137
	Stage 3	1	1,211	6	0	1,017	n/a	**2,235**	353
	Against FVTPL	940	8,563	1,402	445	716	2,247	**14,313**	n/a
TOTAL 2024		**100,646**	**249,951**	**34,220**	**11,905**	**7,667**	**2,247**	**406,636**	**568**

2024 (in EUR million)		Sovereign	High Grade	Standard Grade	Min. Accept. Risk	High Risk	Equity type risk	Total	ECL
		A0	A to B-	C	D+	D- and below			
Undisbursed loans	Stage 1	17,287	49,660	18,652	10,193	7,903	n/a	**103,695**	26
	Stage 2	0	651	330	11	440	n/a	**1,432**	26
	Stage 3	0	33	116	0	108	n/a	**257**	13
	Against FVTPL	0	0	0	0	0	2,295	**2,295**	n/a
TOTAL 2024		**17,287**	**50,344**	**19,098**	**10,204**	**8,451**	**2,295**	**107,679**	**65**

2023 (in EUR million)		Sovereign	High Grade	Standard Grade	Min. Accept.	High Risk	Equity type risk	Total	ECL
		A0	A to B-	C	D+	D- and below			
Disbursed loans	Stage 1	96,219	220,057	27,203	9,866	3,622	n/a	**356,967**	73
	Stage 2	2,165	11,705	1,532	3,009	3,617	n/a	**22,028**	233
	Stage 3	42	710	0	0	1,061	n/a	**1,813**	241
	Against FVTPL	1,145	8,564	1,964	417	678	2,195	**14,963**	n/a
TOTAL 2023		**99,571**	**241,036**	**30,699**	**13,292**	**8,978**	**2,195**	**395,771**	**547**

2023 (in EUR million)		Sovereign	High Grade	Standard Grade	Min. Accept.	High Risk	Equity type risk	Total	ECL
		A0	A to B-	C	D+	D- and below			
Undisbursed loans	Stage 1	22,709	47,968	18,540	7,747	7,164	n/a	**104,128**	21
	Stage 2	0	1,219	350	413	380	n/a	**2,362**	32
	Stage 3	0	33	109	0	0	n/a	**142**	0
	Against FVTPL	0	0	0	0	0	1,878	**1,878**	n/a
TOTAL 2023		**22,709**	**49,220**	**18,999**	**8,160**	**7,544**	**1,878**	**108,510**	**53**

Credit risk exposure for each internal risk rating

The Group uses an internal rating methodology in line with the Internal ratings based approach as per European prudential regulatory framework. The majority of the Group's counterparties have been assigned an internal rating according to this methodology. The table below shows a breakdown of the Group's loan portfolio by the better of the borrower's or guarantor's internal ratings, where available. In cases where an internal rating is not available, the external rating has been used for this analysis.

The table shows both the exposures signed (disbursed and undisbursed), based on an internal methodology that the Group uses for limit management.

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 256

(in EUR million)	2024 12-month ECL measured at AC	Lifetime ECL not credit-impaired measured at AC	Lifetime ECL credit-impaired measured at AC	FVTPL	Total
Loans and advances to credit institutions and customers					
Internal Rating 1 - minimal credit risk	7,193	1	95	0	**7,289**
Internal Rating 2 - very low credit risk	50,883	234	60	1,751	**52,928**
Internal Rating 3 - low credit risk	140,053	1,796	16	1,856	**143,721**
Internal Rating 4 - moderate credit risk	150,089	1,894	5	6,405	**158,393**
Internal Rating 5 - financially weak counterpart	25,244	7,192	0	1,217	**33,653**
Internal Rating 6 - high credit risk	2,379	3,011	7	565	**5,962**
Internal Rating 7 - very high credit risk	33	78	71	20	**202**
Internal Rating 8 - counterpart in default	0	8	1,981	252	**2,241**
Loans and advances to credit institutions and customers measured at FVTPL	n/a	n/a	n/a	2,247	**2,247**
Carrying amount	**375,874**	**14,214**	**2,235**	**14,313**	**406,636**
Loss allowance	**-78**	**-137**	**-353**	**n/a**	**-568**
Loan commitments					
Internal Rating 1 - minimal credit risk	2,056	0	0	0	**2,056**
Internal Rating 2 - very low credit risk	16,160	0	0	0	**16,160**
Internal Rating 3 - low credit risk	33,478	274	0	0	**33,752**
Internal Rating 4 - moderate credit risk	34,616	31	28	0	**34,675**
Internal Rating 5 - financially weak counterpart	13,113	634	0	0	**13,747**
Internal Rating 6 - high credit risk	4,133	333	0	0	**4,466**
Internal Rating 7 - very high credit risk	139	160	5	0	**304**
Internal Rating 8 - counterpart in default	0	0	224	0	**224**
FVTPL	n/a	n/a	n/a	2,295	**2,295**
Carrying amount	**103,695**	**1,432**	**257**	**2,295**	**107,679**
Loss allowance	**-26**	**-26**	**-13**	**n/a**	**-65**

(in EUR million)	2023 12-month ECL measured at AC	Lifetime ECL not credit-impaired measured at AC	Lifetime ECL credit-impaired measured at AC	FVTPL	Total
Loans and advances to credit institutions and customers					
Internal Rating 1 - minimal credit risk	6,450	10	110	0	**6,570**
Internal Rating 2 - very low credit risk	50,237	530	66	1,772	**52,605**
Internal Rating 3 - low credit risk	126,023	1,349	20	1,799	**129,191**
Internal Rating 4 - moderate credit risk	147,467	6,795	110	7,347	**161,719**
Internal Rating 5 - financially weak counterpart	24,130	9,012	0	797	**33,939**
Internal Rating 6 - high credit risk	2,646	4,118	0	746	**7,510**
Internal Rating 7 - very high credit risk	14	214	15	203	**446**
Internal Rating 8 - counterpart in default	0	0	1,492	104	**1,596**
Loans and advances to credit institutions and customers measured at FVTPL	n/a	n/a	n/a	2,195	**2,195**
Carrying amount	**356,967**	**22,028**	**1,813**	**14,963**	**395,771**
Loss allowance	**-73**	**-233**	**-241**	**n/a**	**-547**
Loan commitments					
Internal Rating 1 - minimal credit risk	2,547	0	0	0	**2,547**
Internal Rating 2 - very low credit risk	17,061	0	0	0	**17,061**
Internal Rating 3 - low credit risk	30,696	657	0	0	**31,353**
Internal Rating 4 - moderate credit risk	38,789	517	28	0	**39,334**
Internal Rating 5 - financially weak counterpart	11,508	1,016	0	0	**12,524**
Internal Rating 6 - high credit risk	3,454	160	0	0	**3,614**
Internal Rating 7 - very high credit risk	73	12	5	0	**90**
Internal Rating 8 - counterpart in default	0	0	109	0	**109**
FVTPL	n/a	n/a	n/a	1,878	**1,878**
Carrying amount	**104,128**	**2,362**	**142**	**1,878**	**108,510**
Loss allowance	**-21**	**-32**	**0**	**n/a**	**-53**

257 **2024** FINANCIAL REPORT

The Group continually monitors events affecting its borrowers and guarantors. In particular, the Group is assessing on a case by case basis its contractual rights in case of rating deterioration and is seeking mitigating measures. It is also closely following the renewals of bank guarantees received for its loans to ensure that these are replaced or action is taken in a timely manner if need be.

The Group did not record impairments in respect of its EU sovereign and EU sovereign guaranteed exposure as at year-end as the preferred creditor status of the Bank as well as of the EIF and the protection given by the Bank's Statute are deemed to guarantee a full recovery of the Group's assets on maturity.

The table below discloses information regarding the sovereign credit risk on loans (apart from loans outside the EU benefiting from comprehensive EU budget or MS guarantees under the ELM, EFSD, NDICI IW 1/EFSD+[9] and Cotonou Agreements), where the Group has either full own risk or bears a residual risk due to credit enhancement:

(in EUR million)	2024			2023		
	Acting as borrower		**Acting as guarantor**	**Acting as borrower**		**Acting as guarantor**
Country	Disbursed	Undisbursed	Signed	Disbursed	Undisbursed	Signed
Austria	0	0	125	0	0	133
Belgium	0	0	257	0	0	266
Bulgaria	968	250	298	1,013	0	298
Croatia	866	292	1,996	782	0	2,092
Cyprus	966	442	975	935	519	1,058
Czech Republic	1,998	913	0	1,166	1,314	0
Denmark	0	0	242	0	0	243
Estonia	476	490	70	646	90	78
Finland	0	0	97	0	0	106
France	0	0	3,432	0	0	3,452
Germany	0	0	1,553	0	0	1,585
Greece	6,577	2,102	7,778	6,959	1,659	9,084
Hungary	5,880	328	824	5,905	572	902
Ireland	1,861	0	1,742	1,582	240	1,196
Italy	5,290	654	5,283	5,695	1,105	6,681
Latvia	324	0	0	478	0	3
Lithuania	1,981	0	148	2,077	0	51
Luxembourg	0	9	221	0	9	231
Malta	73	0	271	72	0	298
Netherlands	0	0	266	0	0	281
Poland	6,240	210	19,518	5,993	330	19,282
Portugal	1,987	100	2,059	1,280	900	2,909
Romania	3,067	1,714	51	2,344	2,614	51
Slovakia	2,565	240	95	2,481	72	95
Slovenia	450	0	1,226	467	400	1,359
Spain	2,916	0	18,966	3,103	0	19,779
Sweden	0	0	156	0	0	543
Non-EU Countries	2,451	2,951	4,195	2,018	3,007	4,122
Total	**46,936**	**10,695**	**71,844**	**44,996**	**12,831**	**76,178**

In addition, as stated in the note S.2.3.2, loans outside the European Union under ELM, EFSD, NDICI IW 1/EFSD+ and Cotonou Agreement are in the last resort secured by guarantees of the European Union or the Member States (loans in the African, Caribbean and Pacific Group of States Countries and the Overseas Countries Territories). The signed exposure of loans falling under this category as at 31 December 2024 amounts to EUR 51,406 million (2023: EUR 51,465 million[10]). Out of this EUR 51,406 million, EUR 47,985 million (2023: EUR 47,825 million) were guaranteed by the European Union and EUR 3,421 million by the Member States (2023: EUR 3,640 million).

[9] One EFSD+ contract is part of the own risk portfolio.

[10] Of which EUR 1,444 million (2023: EUR 1,725 million) in risk-sharing operations (credit enhanced by the Member States guarantee or the EU budget in the form of a political risk guarantee).

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 258

2024 FINANCIAL REPORT 264 76 S.2.3.3.2. Risk concentrations of maximum exposure to credit risk on loans The Group’s loans portfolio can be analysed by the following geographical regions (based on the country of the borrower): (in EUR million) 2024 2023 Exposures signed Exposures signed EU(1) 494,504 486,417 Thereof: – Germany 45,221 43,972 – Spain 69,831 68,381 – Italy 57,147 57,174 – France 72,712 69,216 – United Kingdom 25,444 27,450 Enlargement countries(2) 2,906 3,239 Partner countries 16,904 14,625 Total 514,314 504,281 (1) Including loans outside the EU, approved by the Board of Governors according to Article 16 (previously Article 18) of the Bank’s Statute, as well as loans in EFTA countries and United Kingdom. (2) Enlargement Countries as per end 2024 include Albania, Bosnia and Herzegovina, Georgia, Kosovo, Montenegro, Republic of Moldova, North Macedonia, Serbia, Türkiye and Ukraine. Diversification of credit exposures is supported by limits on the maximum amount that can be lent to a single borrower, group of debtors, key industries and countries outside of the EU. An industry sector analysis of the Group’s loan portfolio (based on the industry sector of the borrower) is as follows: (in EUR million) 2024 2023 Exposures signed Exposures signed Services(1) 318,413 311,199 Transport 64,092 64,841 Energy 54,614 52,454 Industry 33,965 32,618 Water and sewerage 17,347 17,252 Health and education 12,749 12,183 Telecommunications 8,515 8,820 Miscellaneous Infrastructure 4,324 4,586 Agriculture, fisheries, forestry 295 328 Total 514,314 504,281 (1) The category “Services” includes the credit exposure of the banking sector. At the end of 2024, the total amount of loans directly exposed to counterparts of the banking sector amounted to EUR 113,630 million (EUR 113,475 million at the end of 2023). Exposure to bank counterparts is subject to a dedicated thresholds/limit framework. The table below shows the concentration indexes the Group follows as at 31 December 2024 and 31 December 2023: Largest nominal Group exposures(1) 31.12.2024 31.12.2023 Nominal exposures (% of Group Loan Operations): – Top 3 3.7% 3.7% – Top 5 6.0% 5.9% – Top 10 10.2% 10.3% N° of exposures(2) (% of Group Own Funds): – over 10% 0 0 – over 15% 0 0 – over 20% 0 0 N° of SSSR exposures over 5% of Group Own Funds(3) 3 3 (1) This definition of exposures applies to borrowers/guarantors excluding sovereigns and subsovereigns and deducting loans fully covered by an explicit sovereign guarantee. (2) Including also the net market exposure of treasury operations. (3) The term "single signature and single risk” (or for brevity, ‘unsecured’ or ‘SSSR’) is used to indicate those lending operations where the Group, irrespective of the number of signatures provided, has no genuine recourse to an independent third party, or to other forms of autonomous security. 259

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 265 77 S.2.3.3.3 Arrears on loans Amounts in arrears are identified, monitored and reported according to the procedures defined in the bank-wide “Financial Monitoring Guidelines and Procedures”. These procedures follow best banking practices and are adopted for all loans managed by the EIB. As of 31 December 2024, the arrears above 90 days on loans from total portfolio amount to EUR 281 million (2023: EUR 82 million). The outstanding principal amount related to these arrears is EUR 861 million as of 31 December 2024 (2023: EUR 529 million). Of the total amount in arrears above 90 days, only EUR 49 million (2023: EUR 12 million) relate to loans that do not benefit from a full or partial guarantee provided by the European Union or Member States. During 2024, EUR 103 million of arrears have been called under the guarantees of the European Union and EUR 3 million under the Member States guarantees. Corresponding amounts in 2023 were EUR 131 million and EUR 3 million respectively. Also, during the course of the year, EUR 16 million of arrears previously invoked under the guarantees of the European Union or the Member States have been refunded (2023: EUR 124 million). The nominal amount of credit enhancement11 received by the European Union or the Member States amounted to a total of EUR 29,322 million as at 31 December 2024 (2023: EUR 29,111 million). Loan renegotiation and forbearance The Group considers loans to be forborne loans (i.e. loans, debt securities and loan commitments) in respect of which forbearance measures have been extended. Forbearance measures consist of “concessions” that the Group decides to make towards an obligor who is considered unable to comply with the contractual debt service terms and conditions due to its financial difficulties, in order to enable the obligor to service the debt or to refinance, totally or partially, the contract. Exposures shall be treated as forborne if a concession has been made, irrespective of whether any amount is past-due, or the exposure is classified as defaulted. Exposures shall not be treated as forborne when the obligor is not in financial difficulties. Once renegotiated, the Group will continue to closely monitor these loans. If the renegotiated payment terms will not recover the original carrying amount of the asset, the Group will consider accounting for value adjustments in the consolidated statement of profit or loss and other comprehensive income. The need for a value adjustment for all loans whose Loan Grading (‘LG’) deteriorated to E- is assessed regularly. Forbearance measures and practices undertaken by the Group’s restructuring activities during the reporting period include, but are not limited to, extension of maturities, deferral of capital only, deferral of capital and interest, waivers for breach of material covenants and capitalisation of arrears. 11 Excluding loans outside the European Union which are, as the last resort, secured by guarantees of the European Union budget or Member States. 260

2024 FINANCIAL REPORT 266 78 Operations subject to forbearance measures are reported as such in the tables below. (in EUR million) 31.12.2024 31.12.2023 Performing Non-Performing Performing Non-Performing Number of contracts subject to forbearance practices 25 66 45 69 Carrying values (incl. interest and amounts in arrears) 634 1,383 1,871 1,566 ECL allowance recognised 1 231 3 115 Interest income in respect of forborne contracts 23 80 66 92 Exposures derecognised (following the write off/sale of the operation) 0 127 0 89 Forbearance measures (in EUR million) 31.12.2023 Extension of maturities Deferral of capital only Deferral of capital and interest Breach of material financial covenants Other Contractual repayment and termination(1) 31.12.2024 Public 1,016 12 0 0 0 0 -577 451 Bank 24 1 0 0 0 179 -23 181 Corporate 2,397 0 0 0 6 261 -1,279 1,385 Total 3,437 13 0 0 6 440 -1,879 2,017 (1) Decreases are explained by (i) repayments of capital, interest and amounts in arrears, (ii) write-off which occurred during the year on operations already considered as forborne as of 31 December 2023, and (iii) terminations during the year. Forbearance measures (in EUR million) 31.12.2022 Extension of maturities Deferral of capital only Deferral of capital and interest Breach of material financial covenants Other Contractual repayment and termination 31.12.2023 Public 1,008 0 0 0 146 23 -161 1,016 Bank 130 0 0 0 0 0 -106 24 Corporate 2,986 508 0 3 16 17 -1,133 2,397 Total 4,124 508 0 3 162 40 -1,400 3,437 S.2.3.4. Collateral on loans In addition to the guarantees received on its lending exposures as disclosed in the note S.2.3.3, the Group also uses pledges of financial securities. These pledges are formalised through a Pledge Agreement, enforceable in the relevant jurisdiction. The portfolio of collateral received in pledge contracts amounts to EUR 6,499 million at the end of 2024 (2023: EUR 8,424 million). The fair value of the portfolio of collateral received by the Group under pledge contracts that the Group is allowed to sell or re-pledge amounts to EUR 3,545 million (2023: EUR 3,647 million). None of these collaterals has been sold or re-pledged to third parties. 261

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 267 79 Fair value of collateral held against disbursed loans is shown below: 2024 (in EUR million) Gross exposure Collateral held Net exposure ECL Bonds Cash Total Stage 1 391,867 6,035 48 6,083 385,784 78 Stage 2 27,036 388 102 490 26,546 137 Stage 3 2,887 0 0 0 2,887 353 Against FVTPL 14,464 256 0 256 14,208 0 Total 2024(*) 436,254 6,679 150 6,829 429,425 568 (*) During the year 2024 the Group did not take possession of any of the above-mentioned collaterals. 2023 (in EUR million) Gross exposure Collateral held Net exposure ECL Bonds Cash Total Stage 1 368,849 6,590 55 6,645 362,204 73 Stage 2 39,044 1,327 178 1,505 37,539 233 Stage 3 2,446 6 0 6 2,440 241 Against FVTPL 15,117 268 0 268 14,849 0 Total 2023(*) 425,456 8,191 233 8,424 417,032 547 (*) During the year 2023 the Group did not take possession of any of the above-mentioned collaterals. S.2.3.5. Sensitivity on ECL to future economic conditions The ECL are sensitive to judgments and assumptions made regarding formulation of forward-looking scenarios. The Group performs a sensitivity analysis on the ECL recognised on material classes of its assets. The forecasts of future economic conditions (via macroeconomic scenarios) are inputs to forecasting model producing conditional risk parameters, which are an input to loss allowance calculation. The scenarios are derived shocking GDP, which is the key measure of economic activity. The shocks to real GDP are calibrated to replicate the past volatility of the variable. In addition, expert judgment is applied, when appropriate, to refine the size and persistency of GDP shocks. Long-term and short-term interest rates are also modeled and included as part of the macroeconomic scenarios. Probabilities attached to each scenario are defined reflecting market (volatility) indicators and internally developed indicators consistently deployed over time to capture uncertainty. The weighting of positive and negative shocks depends on the balance of risks in the economy. Negative and positive shocks, with a probability of 40% and 5% respectively, were applied on quarterly projections in the last exercise. The table below shows the loss allowance on loans and advances to credit institutions and customers. Each forward-looking scenario (e.g. baseline, positive and negative) were weighted 100% instead of applying scenario probability weights across the three scenarios. (in EUR million) as at 31.12.2024 Positive Baseline Negative Gross exposure Credit Institutions 89,044 89,044 89,044 Customers 337,147 337,147 337,147 Loss allowance Credit Institutions 22 28 34 Customers 535 560 591 (in EUR million) as at 31.12.2023 Positive Baseline Negative Gross exposure Credit Institutions 90,406 90,406 90,406 Customers 325,525 325,525 325,525 Loss allowance Credit Institutions 46 61 80 Customers 466 507 560 262

S.2.4. Credit risk on treasury transactions and loan substitutes

S.2.4.1. Credit risk measurement on treasury transactions and loan substitutes

Treasury investments of the Bank are divided into three categories: (i) the Treasury Monetary Portfolio, with the primary objective of maintaining liquidity, (ii) the Securities Liquidity Portfolio, as a second liquidity line, and (iii) the Long Term HQLA Portfolio.

The loan substitutes portfolio comprises Covered Bonds and Asset Backed Securities ('ABS'). Covered Bonds offer full recourse to the issuer, while ABS are issued by Special Purpose Vehicles backing the underlying issues. While Covered Bonds are mostly backed by residential mortgage pools, the majority of ABS structures are securitised by SME loans or leases.

Some of these transactions have been structured by adding a credit or project related remedies, thus offering additional recourse.

The Fund's long term treasury management has been fully outsourced to the Bank under a treasury management agreement signed by both parties and mandating the responsible EIB services to perform selection, execution, settlement and monitoring of transactions. Management follows treasury guidelines annexed to the agreement. Operational short term liquidity management is conducted by the EIF.

Credit risk on treasury transactions is monitored through the attribution of credit limits to the counterparts. The weighted exposure for each counterpart must not exceed the authorised limits.

For loan substitutes, embedded credit mitigants and requirements imposed by the regulation and rating agencies are the initial remedies which are triggered in case of credit event on the issuer.

The credit risk associated with treasury instruments (securities, commercial papers, term deposits, etc.) is managed through selecting sound counterparties and issuers.

The structure of the portfolios and the limits governing outstanding treasury instruments have been laid down by the Management. These limits are reviewed regularly by the Group Risk and Compliance Directorate.

Credit Risk Exposures by Moody's equivalent rating (based on gross carrying amount)

	2024			
(in EUR million)	**12-month ECL**	**Lifetime ECL not credit-impaired**	**Lifetime ECL credit-impaired**	**Total**
Treasury assets and loan substitutes at AC				
Aaa	24,471	0	0	24,471
Aa1 to Aa3	35,703	0	0	35,703
A1 to A3	16,994	0	0	16,994
Baa1 to Baa3	8,726	0	0	8,726
Below Baa3	724	221	4	949
Non-Rated	4,214	0	0	4,214
Gross carrying amount at AC	**90,832**	**221**	**4**	**91,057**
Loss allowance	**-6**	**-2**	**0**	**-8**
Net carrying amount at AC	**90,826**	**219**	**4**	**91,049**

	2023			
(in EUR million)	**12-month ECL**	**Lifetime ECL not credit-impaired**	**Lifetime ECL credit-impaired**	**Total**
Treasury assets and loan substitutes at AC				
Aaa	22,605	0	0	22,605
Aa1 to Aa3	31,045	0	0	31,045
A1 to A3	29,078	0	0	29,078
Baa1 to Baa3	10,248	0	0	10,248
Below Baa3	694	200	11	905
Gross carrying amount at AC	**93,670**	**200**	**11**	**93,881**
Loss allowance	**-4**	**-1**	**0**	**-5**
Net carrying amount at AC	**93,666**	**199**	**11**	**93,876**

(in EUR million)	**2024**	**2023**
Treasury assets and loan substitutes at FVTPL		
Aaa	3,591	2,456
Aa1 to Aa3	2,185	1,872
A1 to A3	1,327	1,025
Baa1 to Baa3	291	257
Below Baa3	141	390
Non-Rated	0	0
Carrying amount at FVTPL	**7,535**	**6,000**

263 2024 FINANCIAL REPORT

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 269 81 S.2.4.2. Collateral on treasury transactions The Group enters into collateralised reverse repurchase and repurchase agreement transactions that may result in credit exposure if the counterparty to the transaction is unable to fulfil its contractual obligations. The Group controls credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with the Group when deemed necessary. Tripartite repo and reverse repo operations are carried out with a third-party custodian who undertakes, on the basis of a framework contract, to guarantee compliance with the contractual terms and conditions, notably with respect to: • delivery against payment; • verification of collateral; • the collateral margin required by the lender which must always be available and adequate, with the market value of the securities being verified daily by the custodian; and • the organisation of substitute collateral provided that this meets all the contractual requirements. Collateral received Operations which involve the receipt of collateral on treasury transactions are bilateral and tripartite reverse repurchase agreements with a notional balance as at 31 December 2024 of EUR 21,286 million (2023: EUR 23,419 million), for all of which the Group received financial collaterals. The market value of the collateral portfolio is monitored and additional collateral, in accordance with the underlying agreements, is requested when needed. The market value of the financial collateral portfolio as at 31 December 2024 amounts to EUR 21,971 million (2023: EUR 23,207 million). At year-end 2024 and 2023, the Group did not take possession of any of the above-mentioned collaterals received. The collateral received by the Group has been re-used during the year for funding operations. Collateral deposited Operations which involve the placements of collateral for treasury transactions are bilateral and tripartite repurchase agreements, with a notional balance of EUR 107 million at 31 December 2024 (2023: EUR 1,052 million). The market value of the collateral deposited under bilateral and tripartite repurchase agreements stood at EUR 218 million as at 31 December 2024 (2023: EUR 1,056 million). S.2.4.3. Transferred assets that are not derecognised at the balance sheet date No assets of the Group were transferred at the balance sheet date. S.2.5. Credit risk on derivatives S.2.5.1. Credit risk policies for derivatives The credit risk policy for derivative transactions is based on the definition of eligibility conditions and rating-related limits for swap counterparts. To reduce credit exposures, the Bank has signed Credit Support Annexes with most of its active swap counterparts and receives collaterals when the exposure exceeds certain contractually defined thresholds. The Fund does not use derivatives instruments. The credit risk with respect to derivatives lies in the loss, which the Bank would incur were a counterparty be unable to honour its contractual obligations. In view of the special nature and complexity of the derivatives transactions, a series of procedures has been put in place to safeguard the Bank against losses arising out of the use of such instruments. Contractual framework: All of the Bank’s derivative transactions are concluded in the contractual framework of ISDA Swap Agreements and where applicable Credit Support Annexes, which specify the conditions of exposure collateralisation. These are generally accepted and practiced contract types. Minimum conditions for new agreements are specified in the risk guidelines. Counterparty selection: The minimum rating at the outset is set in the risk guidelines at A3. The EIB has in most cases the right of early termination if the counterparty rating drops below a certain level. Collateralisation: • Exposures (in some cases subject to thresholds) are collateralised by cash and bonds. • Certain transactions are collateralised above the current market value. • Both the derivatives portfolio with individual counterparties and the collateral received are regularly monitored and valued, with a subsequent call for additional collateral or release. 264

2024 FINANCIAL REPORT 270 82 The amount of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of collaterals and valuations parameters. As part of the ISDA agreements, the Bank has received securities and cash that it is allowed to sell or repledge. The fair value of the securities accepted under these terms as at 31 December 2024 amounts to EUR 5,548 million (2023: EUR 4,708 million), with the following composition detailed based on the nature of the collateral and based on Moody’s equivalent rating: Swap collateral (in EUR million) Moody's equivalent rating Bonds Cash Total 2024 Government Agency, supranational, covered bonds Aaa 162 462 0 624 Aa1 to Aa3 2,238 0 0 2,238 A1 to A3 5 0 0 5 Baa1 to Baa3 1,965 0 0 1,965 Non-Rated 0 0 716 716 Total 2024 4,370 462 716 5,548 Swap collateral (in EUR million) Moody's equivalent rating Bonds Cash Total 2023 Government Agency, supranational, covered bonds Aaa 12 438 0 450 Aa1 to Aa3 997 0 0 997 A1 to A3 3 0 0 3 Baa1 to Baa3 2,166 0 0 2,166 Non-Rated 0 0 1,092 1,092 Total 2023 3,178 438 1,092 4,708 The Bank has implemented the usage of an IT system, the collateral management system (‘CMS’). The key objective of the CMS is to ensure that the Bank is capable to utilise for repos a real-time inventory of assets and collateral accepted in secured markets. Securities received as collateral for loans, derivatives and reverse repos, repos are valued in CMS on a daily basis, by using prices quoted in active markets, supplied by a Market Price Service Provider (i.e. Bloomberg) or, if quoted prices are not available, by using market-based valuations. S.2.5.2. Credit risk measurement for derivatives The credit risk associated with derivatives varies according to a number of factors (such as interest and exchange rates) and generally corresponds to only a small portion of their notional value. The Bank for internal purposes measures the credit risk exposure related to swaps and derivatives transactions using the Current Unsecured Exposure and the Potential Future Exposure for reporting and limit monitoring. It uses the Standardised Approach for Counterparty Credit Risk (SA-CCR) for regulatory capital allocation according to the Capital Requirements Regulation (CRR). The Bank computes the Current Unsecured Exposure, which is the larger of zero and the market value of the portfolio of transactions within the netting set with a counterparty less the value of collateral received. It is the amount that would be lost upon the default of the counterparty, using the received collateral and assuming no recovery on the value of those transactions as well as immediate replacement of the swap counterparty for all the transactions. As at 31 December 2024, the Current Unsecured Exposure stood at EUR 255 million (EUR 128 million as at 31 December 2023). Additionally, the Bank computes the Potential Future Exposure, that takes into account the possible increase in the netting set’s exposure over the margin period of risk of 20 business days. The EIB computes the Potential Future Exposure at 90% confidence level using stressed market parameters to arrive at conservative estimates. This is in line with the recommendations issued by regulators to take into consideration the conditions that will prevail in case of default of an important market participant. Limits: The limit system for banks covers the Potential Future Exposure in 3 time-buckets (under 1 year, between 1 and 5 years and over 5 years) and in 2 rating scenarios (current and downgrade below A3). The derivatives portfolio is valued and compared against limits on a daily basis. Grouped ratings Percentage of nominal Current Unsecured Exposure (in EUR million) Moody’s equivalent rating 2024 2023 2024 2023 Aaa 0.42% 0.40% 0 0 Aa1 to Aa3 38.13% 14.39% 172 0 A1 to A3 60.74% 83.24% 80 71 Below A3 0.71% 1.97% 3 57 Total 100.00% 100.00% 255 128 265

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 271 83 The table below shows the concentration on main derivative counterparts as at 31 December 2024 and 2023: 2024 2023 Nominal Exposure (% of Bank derivative portfolio): – Top 3 31.2% 30.7% – Top 10 71.7% 72.6% – Top 25 98.2% 97.5% Current Unsecured Exposure: – Top 3 63.2% 80.5% – Top 10 98.5% 100.0% – Top 25 100.0% 100.0% The following table shows the maturities of currency swaps (including structured swaps and excluding short-term currency swaps), sub-divided according to their notional amount and fair value: Currency swaps at 31 December 2024 (in EUR million) 1 year or less More than 1 year and up to 5 years More than 5 years and up to 10 years More than 10 years Total 2024 Notional amount (receivable) 48,402 114,886 45,760 24,077 233,125 Fair value (i.e. net discounted value including CVA, DVA and CollVA)(*) 1,015 2,648 936 157 4,756 Currency swaps at 31 December 2023 (in EUR million) 1 year or less More than 1 year and up to 5 years More than 5 years and up to 10 years More than 10 years Total 2023 Notional amount (receivable) 48,884 126,706 38,144 25,126 238,860 Fair value (i.e. net discounted value including CVA, DVA and CollVA)(*) 803 13 -619 277 474 (*) Including the fair value of macro-hedging currency swaps which stood at EUR 5,678 million as at 31 December 2024 (2023: EUR 739 million). The following table shows the maturities of interest rate swaps (including structured swaps) sub-divided according to their notional amount and fair value: Interest rate swaps at 31 December 2024 (in EUR million) 1 year or less More than 1 year and up to 5 years More than 5 years and up to 10 years More than 10 years Total 2024 Notional amount 113,801 229,664 164,221 148,107 655,793 Fair value (i.e. net discounted value including CVA, DVA and CollVA)(*) 81 -1,274 -2,889 189 -3,893 Interest rate swaps at 31 December 2023 (in EUR million) 1 year or less More than 1 year and up to 5 years More than 5 years and up to 10 years More than 10 years Total 2023 Notional amount 86,963 225,450 146,702 139,543 598,658 Fair value (i.e. net discounted value including CVA, DVA and CollVA)(*) -410 -1,021 -3,551 -106 -5,088 (*) Including the fair value of macro-hedging interest rate swaps which stood at EUR -59 million as at 31 December 2024 (2023: EUR -289 million). 266

2024 FINANCIAL REPORT 272 84 The Bank enters into borrowing contracts and loans encompassing options on interest rates, exchange rates, inflation rates and stock indices. Such structured borrowings and loans are entirely covered by swap contracts to hedge the corresponding market risk. The notional amount and fair value of structured swaps is included in the tables above, depending whether or not they incorporate a cross-currency element. The table below further details the number, fair value and notional amounts of structured swaps: Structured swaps at 31 December Early termination embedded Structured coupon 2024 2023 2024 2023 Number of transactions 102 109 128 153 Notional amount (in EUR million) 4,813 4,103 7,350 9,236 Fair value (i.e. net discounted value including CVA, DVA and CollVA) (in EUR million) -499 -459 -1,911 -2,231 The fair value of structured swap transactions is computed using option pricing models, calibrated to available market prices of options. For a portion of derivative transactions, internal estimates and assumptions might be used in the valuation techniques when the market inputs are not directly available. All option contracts embedded in, or linked with, borrowings are negotiated over the counter. As at 31 December 2024, there are no forward rate agreements outstanding (same as at 31 December 2023). S.2.5.3. Credit risk on guarantees Credit risk arising from the Group’s guarantees transactions funded by own resources is managed in line with dedicated internal guidelines. As at 31 December 2024, the signed exposures amount to EUR 32.2 billion (2023: EUR 28.6 billion12). The related liabilities and provisions recorded for guarantees amount to EUR 86.8 million (2023: EUR 86.9 million) (Note D.4). Part of the Group guarantee type of operations derives from the risk sharing operations where the Group guarantees either (i) on a loan-by-loan or (ii) a portfolio basis underlying loan type of exposures originated by a financial intermediary based on established delegation models. The financial intermediary originating the underlying risk exposures on which the EIB takes risk is subject to a detailed due diligence in order to make sure that the Group can delegate credit management tasks to the financial intermediary in question. In these types of transactions, the Group might be exposed on a pro-rata basis or via a structure with a certain degree of subordination. In addition to this, the Group can also enter into securitisation transactions. The EIB has established a dedicated framework to limit concentration risk for this type of underlying exposures in such transactions. Depending on the specificities of the transaction, this may include setting eligibility criteria including but not limited to lowest eligible rating categories, certain sector, obligor and/or obligor group exposure. There is limited counterparty risk on the financial intermediary as the credit risk is on the underlying exposures originated by the financial intermediary i.e. counterparty risk is limited to (1) the payment of the guarantee fees and (2) the potential recoveries due to the EIB in case of a default of an underlying exposure guaranteed and paid out by the EIB. In any case, the Group has established a number of mitigating measures, including but not limited to detailed due diligence as well as security rights, step-in rights, trigger events to stop inclusions, consent rights on material amendments of the underlying risk exposures or termination rights. 12 For the correction of comparative figures as of 31 December 2023 please refer to Note A.5. 267

Credit risk exposure for each internal rating (in EUR million)

	2024			
	12-month ECL	Lifetime ECL not credit-impaired	Lifetime ECL credit-impaired	Total
Financial Guarantees				
Internal Rating 1 - minimal credit risk	40	0	0	40
Internal Rating 2 - very low credit risk	3,715	0	0	3,715
Internal Rating 3 - low credit risk	11,231	0	0	11,231
Internal Rating 4 - moderate credit risk	4,205	0	0	4,205
Internal Rating 5 - financially weak counterpart	11,344	151	0	11,495
Internal Rating 6 - high credit risk	796	79	0	875
Internal Rating 7 - very high credit risk	0	502	0	502
Internal Rating 8 - counterpart in default	0	0	147	147
Total Credit Risk Exposure	**31,331**	**732**	**147**	**32,210**
Carrying amount	**78**	**0**	**9**	**87**

	2023			
	12-month ECL	Lifetime ECL not credit-impaired	Lifetime ECL credit-impaired	Total
Financial Guarantees				
Internal Rating 1 - minimal credit risk	0	0	0	0
Internal Rating 2 - very low credit risk	3,117	100	0	3,217
Internal Rating 3 - low credit risk	12,589	0	0	12,589
Internal Rating 4 - moderate credit risk	5,297	0	0	5,297
Internal Rating 5 - financially weak counterpart	5,790	192	0	5,982
Internal Rating 6 - high credit risk	831	75	0	906
Internal Rating 7 - very high credit risk	0	545	0	545
Internal Rating 8 - counterpart in default	0	0	100	100
Total Credit Risk Exposure(*)	**27,624**	**912**	**100**	**28,636**
Carrying amount	**78**	**0**	**9**	**87**

(*) For the correction of comparative figures as at 31 December 2023 please refer to Note A.5.

S.3. Liquidity and Funding risk

Liquidity risk refers to the ability of the Group to fund increases in assets and meet obligations as they become due, without incurring unacceptable losses. It can be further split into funding liquidity risk and market liquidity risk.

Funding liquidity risk is connected to the risk for the Group to be unable to refinance the asset side of its consolidated balance sheet and to meet payment obligations punctually and in full out of readily available liquidity resources. Funding liquidity risk may have an impact on the volatility in the economic value of, or in the income derived from Group's positions, due to potentially increasing immediate risks to meet payment obligations and the consequent need to borrow at unattractive conditions.

Market liquidity risk is the volatility in the economic value of, or in the income derived from, the Group's positions due to potential inability to execute a transaction to offset, eliminate or reduce outstanding positions at reasonable market prices. Such an inability may force early liquidation of assets at unattractive prices when it would be better to avoid such liquidation. This risk is tied to the size of the position compared to the liquidity of the instrument being transacted, as well as to potential deterioration of market availability and efficiency.

S.3.1. Liquidity risk management

Liquidity risk management of the Bank

Liquidity risk is managed to ensure the regular functioning of the Bank's core activities at reasonable cost. The main objective of liquidity policy is to ensure that the Bank can always meet its payment obligations punctually and in full. In contrast to commercial banks, the EIB does not have retail deposits but relies on its access to capital markets to raise the funds it on-lends to its clients.

The Bank manages the calendar of its new issues so as to maintain a prudential liquidity buffer. Liquidity planning takes into account the cash outflows due to debt servicing and loan disbursements, as well as the cash inflows from the loan portfolio. It also takes into account the sizeable amount of signed but undisbursed loans, whose disbursements typically take place at the borrowers' request.

The Bank further seeks to assure management of liquidity risk by maintaining what it regards as a sufficient level of short-term liquid assets, and by spreading the maturity dates of its placements according to the forecasts of liquidity needs. The liquidity risk policy also incorporates a floor on treasury levels. Indeed, the Bank's total liquidity ratio (defined as a target percentage of annual projected net cash flows) must at all times exceed 25% of the forecasted net annual cash flows for the following year.

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 268

2024 FINANCIAL REPORT 274 86 The Group has in place a Group Contingency Funding Plan (‘Group CFP’), which specifies decision-making procedures and corresponding responsibilities. The Group CFP is regularly tested and benchmarked against applicable best banking practices, including relevant Guidelines issued by the European Banking Authority in this respect. The Group CFP is approved annually by the Board of Directors of the Bank. Regular stress-testing analyses are executed as a part of the liquidity risk monitoring and drive the size of the liquidity buffers of EIB and EIF. On 8 July 2009, the Bank became an eligible counterparty in the Eurosystem’s monetary policy operations, and therefore has been given access to the monetary policy operations of the European Central Bank. The Bank conducts the operations via the Central Bank of Luxembourg, where the Bank maintains deposits to cover the minimum reserve requirement and for other operational needs. The Liquidity Coverage Ratio (‘LCR’) is computed on a daily basis in line with EU CRR both in the functional currency (EUR) as well as in the other significant currencies. Consistency of the currency denomination of liquid assets with net liquidity outflows is ensured on an ongoing basis, in order to prevent an excessive currency mismatch. As of end 2024 the Bank’s LCR stood at 724.9% (end 2023: 423.7%) and the Group LCR, which stood at 725.8% (2023: 437.5%). In addition, also the Net Stable Funding Ratio (‘NSFR’) is computed in line with EU CRR both in the functional currency (EUR) as well as in the other significant currencies. As of end 2024, the Bank’s NSFR stood at 122.3% (2023: 118.3%) and the Group NSFR stood at 122.4% (2023: 118.6%). The Group continues to maintain what it regards as a robust liquidity position and flexibility to access the necessary liquidity resources mainly as a result of its prudent approach to liquidity management. As a consequence, the geopolitical and financial turbulences carried on in 2024 had very limited impact on liquidity and funding. Liquidity risk management of the Fund The Fund defines, in line with the Group as when applicable, liquidity risk as the risk that the Fund may be unable to meet its obligations as they come due, without occurring unacceptable losses. The Fund does not have natural sources of liquidity such as long-term customers’ deposits, access to capital markets or interbank borrowing. It relies mainly on its paid-in capital reserves, retained profits and the cash inflows from its business activities. Therefore, liquidity risk is managed prudently in order to ensure the regular functioning of the Fund’s core activities at reasonable cost. The Fund short-term liquidity buffer is composed of cash in order to provide the liquidity needed to meet its commitments under stress conditions. This cushion is calibrated to withstand periods of liquidity stress. EIF long-term liquidity buffer is composed of the short-term liquidity buffer (i.e. cash) and the liquidation value of the EIF long-term treasury portfolio (i.e. the stock of Liquid Assets). The EIF long-term treasury portfolio is managed in such a way as to ensure an adequate level of liquidity to meet foreseeable disbursements, protect the value of the funds and earn a reasonable return. S.3.2. Liquidity risk measurement The table hereafter analyses the financial liabilities of the Group by maturity, based on the period remaining between the consolidated balance sheet date and the contractual maturity date (based on contractual undiscounted cash flows). Liabilities for which there is no contractual maturity date are classified under "Maturity undefined". The numbers represent undiscounted cash flows inclusive of interest coupons and therefore do not generally reconcile with the consolidated balance sheet figures. Principal cash flows and interests are slotted in the bucket corresponding to their first potential contractual payment date. This therefore does not represent an expected scenario, but rather a theoretical scenario. Some of the borrowings and associated swaps include early termination triggers or call options granted to the hedging swap counterparties, and the Group also has the right to call the related bonds before maturity. In these cases, the cash flow is represented in the bucket corresponding to the first possible termination date. However, this is a conservative measure, as the Group is contractually not obliged to redeem early the related callable bonds and under realistic scenarios there would be no reason to call all such bonds at first possible occasions. Outflows for committed but undisbursed loans are represented in line with the internal methodology for liquidity stress-testing. In particular, the maximum amount of loans that under severe conditions of stress could possibly be subject to early disbursement is represented in the first maturity bucket. Net cash flows are represented for interest rate swaps and forward rate agreements. Gross cash flows are represented in the maturity analysis for interest rate derivatives where settlement is gross (essentially Cross Currency Interest Rate Swaps) and foreign exchange derivatives such as FX-forwards and FX-swaps. 269

Maturity profile of non-derivative financial liabilities							
(in EUR million as at 31.12.2024)	3 months or less	More than 3 months to 1 year	More than 1 year to 5 years	More than 5 years	Maturity undefined	Gross nominal outflow	Carrying amount
Amounts owed to credit institutions and customers	4,069	0	0	0	0	**4,069**	**4,069**
Commercial papers	6,531	18,009	0	0	0	**24,540**	**24,125**
Debts evidenced by certificates – first call date scenario	22,689	51,383	208,744	197,341	0	**480,157**	**417,936**
Other liabilities	11	839	1,404	512	507	**3,273**	**3,243**
Issued guarantees and other Off-balance sheet items	0	0	0	0	41,430	**41,430**	
Outflows for committed but undisbursed loans, investment funds and loan substitutes	15,485	886	2,198	474	112,865	**131,908**	
Total	**48,785**	**71,117**	**212,346**	**198,327**	**154,802**	**685,377**	**449,373**

Maturity profile of non-derivative financial liabilities							
(in EUR million as at 31.12.2023)	3 months or less	More than 3 months to 1 year	More than 1 year to 5 years	More than 5 years	Maturity undefined	Gross nominal outflow	Carrying amount
Amounts owed to credit institutions and customers	4,227	0	0	0	0	**4,227**	**4,220**
Commercial paper	7,120	18,116	0	0	0	**25,236**	**24,770**
Debts evidenced by certificates – first call date scenario	22,119	48,986	205,119	187,974	0	**464,198**	**406,975**
Other liabilities	10	793	1,274	796	455	**3,328**	**3,339**
Issued guarantees and other Off-balance sheet items(*)	0	0	0	0	36,676	**36,676**	
Outflows for committed but undisbursed loans, investment funds and loan substitutes	15,747	1,239	1,747	724	112,421	**131,878**	
Total	**49,223**	**69,134**	**208,140**	**189,494**	**149,552**	**665,543**	**439,304**

(*) For the correction of comparative figures as at 31 December 2023 please refer to Note A.5.

Maturity profile of derivative financial liabilities					
(in EUR million as at 31.12.2024)	3 months or less	More than 3 months to 1 year	More than 1 year to 5 years	More than 5 years	Gross nominal inflow/ outflow
Net settling interest rate derivatives	-1,105	-3,662	-10,311	-9,469	**-24,547**
Gross settling interest rate derivatives – inflows	5,353	14,662	41,780	30,015	**91,810**
Gross settling interest rate derivatives – outflows	-6,555	-15,816	-46,424	-36,028	**-104,823**
Foreign exchange derivatives – inflows	2,807	1,808	0	0	**4,615**
Foreign exchange derivatives – outflows	-2,827	-1,864	0	0	**-4,691**
Total	**-2,327**	**-4,872**	**-14,955**	**-15,482**	**-37,636**

Maturity profile of derivative financial liabilities					
(in EUR million as at 31.12.2023)	3 months or less	More than 3 months to 1 year	More than 1 year to 5 years	More than 5 years	Gross nominal inflow/ outflow
Net settling interest rate derivatives	-1,605	-5,344	-10,620	-10,661	**-28,230**
Gross settling interest rate derivatives – inflows	6,480	13,067	84,088	50,250	**153,885**
Gross settling interest rate derivatives – outflows	-8,552	-14,484	-85,854	-49,890	**-158,780**
Foreign exchange derivatives – inflows	14,077	5,800	0	0	**19,877**
Foreign exchange derivatives – outflows	-14,359	-5,950	0	0	**-20,309**
Total	**-3,959**	**-6,911**	**-12,386**	**-10,301**	**-33,557**

S.4. Market Risk

S.4.1 Interest Rate and Credit Spread Risk in the Banking Book for the Group

From the Group's positions, the Interest Rate or Credit Spread Risk is the risk to the economic value or to the net interest income arising from adverse movements in interest rates or market credit spreads that affect interest rate and market credit spread sensitive instruments, respectively. Exposure to those risk factors occurs when there are differences in repricing and maturity characteristics of the different asset, liability and hedge instruments.

The Group Risk Appetite Framework contains three interest rate risk indicators managed within pre-approved limits: The "Risk to Economic Value", the "NII Large Decline" and the "Risk to Earnings", which are, however defined on EIB standalone level. The EIF's Risk Appetite Framework does

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 270

2024 FINANCIAL REPORT 276 88 not currently include such interest rate risk indicators, but EIF instead allocates economic capital to cover its interest rate risk exposures. In doing so, the EIF is following the Group capital measurement methodology for Interest Rate Risk in the Banking Book (‘IRRBB’). The Group is measuring Credit Spread Risk in the Banking Book (‘CSRBB’) by applying stress tests that show the impacts on both the economic value of equity and the net interest income from adverse movements in market credit spreads (in line with the respective EBA guidelines13). CSRBB is not subject to individual operational management limits. However, its exposure is reflected into the Group Risk Appetite Framework. The following sections detail the operational implementation of the Interest Rate Risk management framework of each entity. Interest rate risk management for the Bank In measuring and managing interest rate risk, the Bank refers to the relevant key principles of the Basel Committee on Banking Supervision (‘BCBS’) as implemented in the EU, and to the regulatory guidance issued by the European Banking Authority (‘EBA’). The main sources of interest rate risk are: gap risk, basis risk and option risk. Gap risk is the most relevant interest rate risk for the Bank and is defined as the risk to the economic value or to the net interest income generated by the differences in the term structure of interest rate sensitive instruments on the Bank’s balance sheet. Following regulatory guidance, the Bank has articulated its appetite for interest rate risk in terms of both the maximum risk to economic value and the maximum risk to earnings that the Bank is prepared to take (while, when applicable, adhering to the maximum thresholds defined in the EBA Supervisory Outlier Tests for both perspectives). The Bank’s investment strategy for its own funds – the Interest Rate Risk Strategy – complies with such interest rate risk appetite. IBOR Reform Interest rate benchmarks, such as the London Interbank Offered Rate (‘LIBOR’) were widely used in financial contracts. The global transition to alternative interest rate benchmark rates was one of the most challenging reforms undertaken in the financial markets. Similarly to other banks the, EIB had significant exposure to the IBORs involved in these market-wide initiatives. As of 31 December 2024, all relevant transactions have been migrated. During 2023, the impact of the IBOR reform transition on Financial Operations by nature of result was as follows: in EUR million Outstanding Amount Result on financial operations Net result on Swaps/derivatives 19 0 Net result from hedge accounting on loans 4,564 1 Net result from hedge accounting on borrowings 86,534 -11 Total result 91,117 -10 Interest rate risk on the Economic Value of the Own Funds/Equity of the Bank The Bank’s Interest Rate Risk strategy aims at maintaining a balanced and sustainable revenue profile as well as limiting the risk to the economic value of the Group. A clear preference has been given to the revenue profile in light of the objective of self-financing future growth. This overall objective is achieved by investing the own funds according to a medium to long term investment profile. Of course, this strategy needs to comply with the limits for the Interest Rate Risk RAF metrics. Apart from the Interest Rate Strategy underpinning the investment of the Bank’s own funds, the Bank’s balance sheet should be match-funded with respect to interest rate risk. As it is not operationally practical to perfectly match-fund the Bank’s balance sheet, small deviations to gap and basis risks are allowed. Those net residual interest rate risk positions are managed within pre-approved limits, the latter being dimensioned to ensure the individual risks remain within the risk appetite boundaries. In addition to its interest rate risk limits framework, the Bank performs regular stress testing, based on EBA standardised shock scenarios1, to its projected earnings and to its economic value. The exercise serves the purpose of identifying potential adverse consequences arising from severe changes in the interest rates environment. The stress test on the economic value is performed at the Bank and on Group levels. As at 31 December 2024, the worst impact of the EBA supervisory outlier test scenarios would reduce the economic value of own funds of the Bank by EUR 6.19 billion (2023: EUR 4.24 billion) and of the EIB Group by EUR 6.23 billion (2023: EUR 4.28 billion) 2. Among the financial instruments in the Bank’s portfolio, some operations (borrowings and associated swaps) present callability options and may be redeemed early, hence introducing uncertainty as to their final maturity. However, as those packages (borrowings and associated swaps) are fully back-to-back (up to the cashflow level), they can be considered at the end as simple synthetic floating rate notes indexed to relevant interest rate benchmarks and bearing limited interest rate risk. 13 EBA/GL/2022/14. 1 EBA/RTS/2022/10. 2 The stress test is performed on all risk-sensitive banking book instruments, including the pension and health insurance liabilities (defined benefit obligations, DBO) as calculated by an actuarial provider. 271

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 277 89 The table hereafter is a summary of the features of the Group’s callable borrowings portfolio as at 31 December 2024 and 31 December 2023, where the total nominal amount, the average natural maturity and the average expected maturity (both weighted by the nominal amount of the concerned transactions) are shown per funding currency and per main risk factor involved: By funding currency (after swaps): 31.12.2024 Pay currency Total (in EUR million) EUR USD EUR pay notional -2,402 -1,107 -3,509 Average maturity date 12.12.2046 29.12.2037 14.02.2044 Average expected maturity 14.12.2037 25.02.2036 20.05.2037 31.12.2023 Pay currency Total (in EUR million) EUR USD EUR pay notional -2,460 -1,061 -3,521 Average maturity date 29.07.2046 25.11.2037 17.12.2043 Average expected maturity 01.08.2038 06.08.2034 19.05.2037 By risk factor involved: 31.12.2024 Risk factor Total (in EUR million) FX level IR curve level EUR pay notional -259 -3,250 -3,509 Average maturity date 15.02.2037 04.09.2044 14.02.2044 Average expected maturity 10.12.2033 29.08.2037 20.05.2037 31.12.2023 Risk factor Total (in EUR million) FX level IR curve level EUR pay notional -239 -3,282 -3,521 Average maturity date 30.12.2037 23.05.2044 17.12.2043 Average expected maturity 28.01.2033 11.09.2037 19.05.2037 Interest rate risk on the earnings of the Bank The Risk to Earnings3 quantifies the amount of net interest income that would change during the forthcoming 36 months if all interest rate curves would decrease by two percentage points. Such exposure stems primarily from the mismatch between interest rate repricing periods of assets and liabilities, and has to stay within the limit defined in the Risk Appetite Framework. With the positions in place as at 31 December 2024, the net interest income of the Bank would decrease by 1,108.4 million (2023: EUR 1,216.5 million) and of the EIB Group by EUR 1,219.0 million (2023: EUR 1,321.3 million) if interest rates were to decrease by 200 basis points. For enriching the analysis of the net interest income sensitivity, the net interest income of the Bank would increase by EUR 1,168.5 million (2023: EUR 1,280.7 million) and of the EIB Group by EUR 1,279.1 million (2023: EUR 1,385.5 million) if interest rates were to increase by 200 basis points. The Bank uses a dedicated software that allows to simulate the sensitivity of earnings on a deal by deal basis. The sensitivity of earnings is measured on an accruals basis and is calculated under the ‘’ongoing’’ assumption that, over the time horizon analysed, the Bank realises (at market rates defined in the underlying scenario) the new loan business forecast in the Operational Plan, maintains exposures within approved limits and executes monetary trades to refinance funding shortages or invest cash excesses. In line with the Bank’s current practice, the model uses the hypothesis that simulated earnings are not distributed to the shareholders, but are used to refinance the Bank’s business. The administrative costs are projected according to the forecasts of the Operational Plan. Interest rate risk management for the Fund (EIF) Even though EIF does not fund itself on capital/money markets, EIF is exposed to Interest Rate Risk, primarily to the gap risk. The major interest rate sensitive exposures at EIF are its pension Defined Benefit Obligations (DBO) on the liabilities side and its fixed income treasury book on the assets side. Although EIF’s risk appetite statement does not currently include interest rate risk indicators and does not have an articulated Interest Rate Risk Strategy, EIF allocates economic capital to cover its interest rate risk exposures. EIF is following the Group capital measurement methodology for Interest Rate Risk in the Banking Book (‘IRRBB’), i.e. EIF interest rate risk is assessed from both the Normative and from the Economic perspectives, with the worse of the two being considered under the Economic Capital (‘ECap’) ratio. 3 To note that the Bank also monitors the risk to its net interest income via the Supervisory Outlier Test for NII, namely the so-called NII Large Decline. 272

2024 FINANCIAL REPORT 278 90 S.4.2. Foreign exchange risk The foreign exchange (‘FX’) risk is the risk to the economic value or to the income derived from, the Group’s positions due to adverse movements of foreign exchange rates. The Group is exposed to a foreign exchange risk whenever there is a currency mismatch between its assets, liabilities and hedging instruments. In compliance with the Bank’s Statute and with the EIF Risk Appetite Framework, the Group does not engage in currency operations not directly required to carry out its core activities (more specifically: for the Bank, mismatches of currencies in the asset-liability structure are kept within pre-approved limits while, for the EIF, open FX positions may arise from its Equity or Guarantee investments, in line with its Statutes and Risk Appetite Framework). As at 31 December 2024 a 10 percent depreciation of EUR versus all non-EUR currencies would result in an increase of the Group’s own funds amounting to EUR 4 million (31 December 2023: EUR 20 million). A 10 percent appreciation of the EUR versus all non-EUR currencies would result in a decrease of the Group’s own funds amounting to EUR 3 million (31 December 2023: EUR 17 million). Foreign exchange position Net position (in million) 2024 2023 Euro (EUR) -653 -563 Pound Sterling (GBP) 45 101 US Dollar (USD) -36 16 Other currencies 644 446 Subtotal except Euro 653 563 S.4.3. Equity price risk Equity price risk is the risk that the fair value of equities decreases as the result of changes in the levels of equity indices and the value of individual equity investments. As of 31 December 2024, equity price risk was primarily limited to those strategic activities approved by the Board of Directors (private equity / venture capital and infrastructure fund investments made by the Fund on behalf of the Bank and on its own resources; investment funds; equity-like investments as Special Activity; participation in the EBRD). These activities are subject to special forms of monitoring and the resulting exposures are supported by sound capitalisation. The value of privately held equity positions is not readily available for the purposes of monitoring and control on a continuous basis. For such positions, the best indications available include prices for similar assets and the results of any relevant valuation techniques. The effect on Own Funds for the Group (as a result of a change in the fair value of equity investments at 31 December 2024 and 31 December 2023) due to a reasonable possible change in equity indices, with all other variables held constant is as follows: 2024 2023 Change in equity price Effect on Own Funds(1) Change in equity price Effect on Own Funds(1) % EUR ’000 % EUR ’000 Private Equity / Venture Capital Operations / Infrastructure Funds(2) -11 -1,472,557 -12 -1,523,402 EBRD shares -10 -78,122 -10 -64,687 Investment funds -10 -524,541 -10 -505,369 (1)The same impact arises on the income statement as well. (2) The sensitivity of Private Equity / Venture Capital operations and Infrastructure Funds is calculated by the EIF based on the market risk of the positions on the public market. S.5. Operational Risk As defined in the EIB Group Operational Risk Policy, Operational Risk means the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events4, including, but not limited to, legal risk, model risk or information and communication technology (‘ICT’) risk, but excluding strategic and reputational risk. All Group’s activities may be affected by Operational Risk and therefore the Group aims to systematically identify, assess, monitor and report Operational Risks on a regular basis, and ensure that sufficient controls and risk mitigants are in place to limit the exposure to Operational Risk. The Operational Risk Unit in the EIB Group Risk & Compliance, the EIF Risk Management, and the Internal Controls and Assertion Division in Chief Financial Controller Directorate at the EIB, are responsible for defining the Group Operational Risk Framework and related policies and procedures while the 4 The definition of external events excludes cases of client bankruptcy or unfavourable market movements or similar events, which represent triggers for Credit and respectively Market Risk. 273

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 279 91 responsibility for implementing the Framework lies with all the Departments of the Group. The Group organises its Operational Risk Management activities in compliance with the applicable Best Banking Practice (‘BBP’). In terms of reporting, the EIB Group Operational Risk Report is approved by the Group Chief Risk Officer (‘GCRO’) responsible for overall aspects of managing and monitoring Operational Risk and then submitted to the Management Committee (‘MC’), the Audit Committee (‘AC’) and Directors General (‘DGs’). In addition, losses/gains above EUR 0.25 million are immediately escalated to the President. The Group Risk Appetite Framework (‘RAF’) is formalised in the Group RAF Policy setting the overall guiding principles, processes, roles and responsibilities. The Group RAF takes into account non-financial risks and non-financial risk metrics associated with the various risk categories are reported quarterly to the MC, AC and DG’s. At the EIF, the Operational Risk Unit within Compliance & Non-financial Risk provides regular reporting to the Audit Board (‘AB’) and the Senior Management. The Group has robust compliance controls, including a dedicated Sanctions Compliance Programme, ensuring that its activities comply with all sanctions applicable to the EIB Group. With specific reference to sanctions targeting the Russian invasion of Ukraine, no material impact has been identified on Group’s business activities. The Group is a crucial institution of the European Union, and as such, it is a likely target for cyber-attacks. With the war in Ukraine, the risk of direct and spill-over attacks has increased, and the Group is closely monitoring this risk in collaboration with the Computer Emergency Response Team for the EU institutions, bodies and agencies (‘CERT-EU’). To ensure the security and integrity of its operations, the Group has implemented robust security measures to protect against cyber-attacks. S.6. Climate Change and Environmental risks As a provider of long-term financing, the EIB Group is exposed to potential Climate Change and Environmental Risks related financial impacts. As a AAA-rated entity and in its capacity as the EU climate bank, the Group is fully committed to establishing a comprehensive and prudent climate risk management framework following the prevailing regulatory requirements and best banking and market practices. Climate Change and Environmental Risks have a pervasive impact on the various risk categories that the Group is exposed to (credit, interest rate, liquidity and funding, foreign exchange rate, equity price, operational and reputational) and consequently have been identified and managed by the EIB Group. The Group defines Climate Change and Environmental Risks as the risks of a negative impact on its primary risks, by distinguishing between: • Transition risks arising from the transition to a low-carbon, climate-resilient and more environmentally sustainable economy; • Physical risks arising from the physical effect of climate change (that lead to more frequent extreme events such as floodings, droughts or storms) as well as of environmental degradation of water, air, land and biodiversity, among others. From a short-term period perspective (up to one year horizon) Climate Change and Environmental Risks are not deemed material for EIB Group IFRS financial statements. Nevertheless, due to their long-term impact horizon (beyond ten years) and potential for exponentially growing negative effects, the Group is committed to keep enhancing and pro-actively managing those risks. From a credit risk and equity price risk angle, in the short to medium term (up to ten years), the Group’s lending and equity portfolios will be more sensitive to transition risk and this risk may become material, if the Group’s counterparties fail to accomplish their climate transition. Particularly on the Climate Change-related Risks please refer to Section “Risk Management” of the EIB Group’s 2023 TCFD report regarding: • Identifying and assessing climate-related risks – for a detailed impact assessment across the various time horizons that the Climate Change-related risk may have on the various risk categories that the Group is exposed to; • Managing Climate-related Risks; • Integration of Climate Change-related Risks into the Group’s overall risk management in areas such as Risk appetite framework, Capital adequacy assessment, Climate risk stress testing and scenario analyses as well as Risk reporting. 274

2024 FINANCIAL REPORT 280 92 Note T – Accounting classifications and fair values of assets and liabilities (in EUR million) The table below sets out the Group’s classification of each class and category of assets and liabilities: 31 December 2024 Note AC Designated at FVTPL (FVO) Mandatorily at FVTPL FVOCI - equity instruments Non-financial assets/ liabilities Total carrying amount Cash in hand, balances with central banks and post office banks B.1 105 0 0 0 0 105 Treasury bills and debt securities portfolios B.2 42,265 0 7,534 0 0 49,799 Loans and advances to credit institutions and to customers C/D 463,702 12,014 2,668 0 0 478,384 Shares and other variable-yield securities B.3 0 901 20,051 781 0 21,733 Derivative assets Q 0 0 30,457 0 0 30,457 Property, furniture and equipment E 0 0 0 0 494 494 Intangible assets E 0 0 0 0 131 131 Other assets/Subscribed capital and reserves, called but not paid G.1/W.1 163 0 0 0 459 622 Prepayments 0 0 0 0 306 306 Assets held for sale 0 0 116 0 0 116 Total 506,235 12,915 60,826 781 1,390 582,147 Amounts owed to credit institutions and t H 4,069 0 0 0 0 4,069 Debts evidenced by certificates I 424,608 17,453 0 0 0 442,061 Derivative liabilities Q 0 0 30,173 0 0 30,173 Other liabilities G.2 2,760 0 483 0 1,762 5,005 Deferred income F 0 0 0 0 752 752 Provisions J/D.4 0 0 0 0 6,776 6,776 Total 431,437 17,453 30,656 0 9,290 488,836 EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 93 281 31 December 2023 Note AC Designated at FVTPL (FVO) Mandatorily at FVTPL FVOCI - equity investments Non-financial assets/ liabilities Total carrying amount Cash in hand, balances with central banks and post office banks B.1 210 0 0 0 0 210 Treasury bills and debt securities portfolios B.2 42,846 177 5,843 0 0 48,866 Loans and advances to credit institutions and to customers C/D 457,174 12,822 2,339 0 0 472,335 Shares and other variable-yield securities B.3 0 819 18,823 647 0 20,289 Derivative assets Q 0 0 28,657 0 0 28,657 Property, furniture and equipment E 0 0 0 0 393 393 Intangible assets E 0 0 0 0 96 96 Other assets / Subscribed capital and reserves, called but not paid G.1/W.1 488 0 0 0 431 919 Prepayments 0 0 0 0 260 260 Total 500,718 13,818 55,662 647 1,180 572,025 Amounts owed to credit institutions and customers H 4,220 0 0 0 0 4,220 Debts evidenced by certificates I 412,882 18,863 0 0 0 431,745 Derivative liabilities Q 0 0 34,337 0 0 34,337 Other liabilities G.2 2,877 0 462 0 2,167 5,506 Deferred income F 0 0 0 0 667 667 Provisions J / D.4 0 0 0 0 6,534 6,534 Total 419,979 18,863 34,799 0 9,368 483,009 275

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 280 92 Note T – Accounting classifications and fair values of assets and liabilities (in EUR million) The table below sets out the Group’s classification of each class and category of assets and liabilities: 31 December 2024 Note AC Designated at FVTPL (FVO) Mandatorily at FVTPL FVOCI - equity instruments Non-financial assets/ liabilities Total carrying amount Cash in hand, balances with central banks and post office banks B.1 105 0 0 0 0 105 Treasury bills and debt securities portfolios B.2 42,265 0 7,534 0 0 49,799 Loans and advances to credit institutions and to customers C/D 463,702 12,014 2,668 0 0 478,384 Shares and other variable-yield securities B.3 0 901 20,051 781 0 21,733 Derivative assets Q 0 0 30,457 0 0 30,457 Property, furniture and equipment E 0 0 0 0 494 494 Intangible assets E 0 0 0 0 131 131 Other assets/Subscribed capital and reserves, called but not paid G.1/W.1 163 0 0 0 459 622 Prepayments 0 0 0 0 306 306 Assets held for sale 0 0 116 0 0 116 Total 506,235 12,915 60,826 781 1,390 582,147 Amounts owed to credit institutions and t H 4,069 0 0 0 0 4,069 Debts evidenced by certificates I 424,608 17,453 0 0 0 442,061 Derivative liabilities Q 0 0 30,173 0 0 30,173 Other liabilities G.2 2,760 0 483 0 1,762 5,005 Deferred income F 0 0 0 0 752 752 Provisions J/D.4 0 0 0 0 6,776 6,776 Total 431,437 17,453 30,656 0 9,290 488,836 EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 93 281 31 December 2023 Note AC Designated at FVTPL (FVO) Mandatorily at FVTPL FVOCI - equity investments Non-financial assets/ liabilities Total carrying amount Cash in hand, balances with central banks and post office banks B.1 210 0 0 0 0 210 Treasury bills and debt securities portfolios B.2 42,846 177 5,843 0 0 48,866 Loans and advances to credit institutions and to customers C/D 457,174 12,822 2,339 0 0 472,335 Shares and other variable-yield securities B.3 0 819 18,823 647 0 20,289 Derivative assets Q 0 0 28,657 0 0 28,657 Property, furniture and equipment E 0 0 0 0 393 393 Intangible assets E 0 0 0 0 96 96 Other assets / Subscribed capital and reserves, called but not paid G.1/W.1 488 0 0 0 431 919 Prepayments 0 0 0 0 260 260 Total 500,718 13,818 55,662 647 1,180 572,025 Amounts owed to credit institutions and customers H 4,220 0 0 0 0 4,220 Debts evidenced by certificates I 412,882 18,863 0 0 0 431,745 Derivative liabilities Q 0 0 34,337 0 0 34,337 Other liabilities G.2 2,877 0 462 0 2,167 5,506 Deferred income F 0 0 0 0 667 667 Provisions J / D.4 0 0 0 0 6,534 6,534 Total 419,979 18,863 34,799 0 9,368 483,009 276

2024 FINANCIAL REPORT 282 94 The table below sets out the fair value of each of the Group’s classes and categories of assets and liabilities. Fair value is set to book value for non-financial assets and non-financial liabilities. 31 December 2024 AC Designated at FVTPL (FVO) Mandatorily at FVTPL FVOCI - equity instruments Non-financial assets/ liabilities Total fair value Cash in hand, balances with central banks and post office banks 105 0 0 0 0 105 Treasury bills and debt securities portfolios 42,014 0 7,534 0 0 49,548 Loans and advances to credit institutions and to customers 459,676 12,014 2,668 0 0 474,358 Shares and other variable-yield securities 0 901 20,051 781 0 21,733 Derivative assets 0 0 30,457 0 0 30,457 Property, furniture and equipment 0 0 0 0 494 494 Intangible assets 0 0 0 0 131 131 Other assets/Subscribed capital and reserves, called but not paid 163 0 0 0 459 622 Prepayments 0 0 0 0 306 306 Assets held for sale 0 0 116 0 0 116 Total 501,958 12,915 60,826 781 1,390 577,870 Amounts owed to credit institutions and customers 4,069 0 0 0 0 4,069 Debts evidenced by certificates 413,892 17,453 0 0 0 431,345 Derivative liabilities 0 0 30,173 0 0 30,173 Other liabilities 2,760 0 483 0 1,762 5,005 Deferred income 0 0 0 0 752 752 Provisions 0 0 0 0 6,777 6,777 Total 420,721 17,453 30,656 0 9,291 478,121 31 December 2023 AC Designated at FVTPL (FVO) Mandatorily at FVTPL FVOCI - equity investments Non-financial assets/ liabilities Total fair value Cash in hand, balances with central banks and post office banks 210 0 0 0 0 210 Treasury bills and debt securities portfolios 42,524 177 5,843 0 0 48,544 Loans and advances to credit institutions and to customers 430,689 12,822 2,339 0 0 445,850 Shares and other variable-yield securities 0 819 18,823 647 0 20,289 Derivative assets 0 0 28,657 0 0 28,657 Property, furniture and equipment 0 0 0 0 393 393 Intangible assets 0 0 0 0 96 96 Other assets 488 0 0 0 431 919 Prepayments 0 0 0 0 260 260 Total 473,911 13,818 55,662 647 1,180 545,218 Amounts owed to credit institutions and customers 4,220 0 0 0 0 4,220 Debts evidenced by certificates 403,790 18,863 0 0 0 422,653 Derivative liabilities 0 0 34,337 0 0 34,337 Other liabilities 2,877 0 462 0 2,167 5,506 Deferred income 0 0 0 0 667 667 Provisions 0 0 0 0 6,534 6,534 Total 410,887 18,863 34,799 0 9,368 473,917 277

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 282 94 The table below sets out the fair value of each of the Group’s classes and categories of assets and liabilities. Fair value is set to book value for non-financial assets and non-financial liabilities. 31 December 2024 AC Designated at FVTPL (FVO) Mandatorily at FVTPL FVOCI - equity instruments Non-financial assets/ liabilities Total fair value Cash in hand, balances with central banks and post office banks 105 0 0 0 0 105 Treasury bills and debt securities portfolios 42,014 0 7,534 0 0 49,548 Loans and advances to credit institutions and to customers 459,676 12,014 2,668 0 0 474,358 Shares and other variable-yield securities 0 901 20,051 781 0 21,733 Derivative assets 0 0 30,457 0 0 30,457 Property, furniture and equipment 0 0 0 0 494 494 Intangible assets 0 0 0 0 131 131 Other assets/Subscribed capital and reserves, called but not paid 163 0 0 0 459 622 Prepayments 0 0 0 0 306 306 Assets held for sale 0 0 116 0 0 116 Total 501,958 12,915 60,826 781 1,390 577,870 Amounts owed to credit institutions and customers 4,069 0 0 0 0 4,069 Debts evidenced by certificates 413,892 17,453 0 0 0 431,345 Derivative liabilities 0 0 30,173 0 0 30,173 Other liabilities 2,760 0 483 0 1,762 5,005 Deferred income 0 0 0 0 752 752 Provisions 0 0 0 0 6,777 6,777 Total 420,721 17,453 30,656 0 9,291 478,121 31 December 2023 AC Designated at FVTPL (FVO) Mandatorily at FVTPL FVOCI - equity investments Non-financial assets/ liabilities Total fair value Cash in hand, balances with central banks and post office banks 210 0 0 0 0 210 Treasury bills and debt securities portfolios 42,524 177 5,843 0 0 48,544 Loans and advances to credit institutions and to customers 430,689 12,822 2,339 0 0 445,850 Shares and other variable-yield securities 0 819 18,823 647 0 20,289 Derivative assets 0 0 28,657 0 0 28,657 Property, furniture and equipment 0 0 0 0 393 393 Intangible assets 0 0 0 0 96 96 Other assets 488 0 0 0 431 919 Prepayments 0 0 0 0 260 260 Total 473,911 13,818 55,662 647 1,180 545,218 Amounts owed to credit institutions and customers 4,220 0 0 0 0 4,220 Debts evidenced by certificates 403,790 18,863 0 0 0 422,653 Derivative liabilities 0 0 34,337 0 0 34,337 Other liabilities 2,877 0 462 0 2,167 5,506 Deferred income 0 0 0 0 667 667 Provisions 0 0 0 0 6,534 6,534 Total 410,887 18,863 34,799 0 9,368 473,917 EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 283 95 Note U – Segment reporting (in EUR million) The segment information disclosed in this note has been prepared in accordance with the "management approach" applied by IFRS 8 meaning that the definition of segments as well as the preparation of information used for segment reporting are both based on information prepared for internal management decisions. The EIB Group has one single reportable segment, which is the EIB long-term finance activity comprising EIB lending operations inside and outside Europe, borrowing and treasury operations. The EIB has venture capital investments as well that alone do not meet any of the quantitative thresholds for determining a reportable segment in 2024 and as such are reported together with the EIB long-term finance activity. The Management Committee as the Group’s chief operating decision maker reviews internal management reports on the performance of the Bank’s long-term finance activity on at least a quarterly basis. The financial support of SME’s carried out by the European Investment Fund through private equity / venture capital and infrastructure investments, as well as the provision of guarantees do not meet any of the quantitative thresholds for determining a reportable segment in 2024 or 2023 and are disclosed as “other” in the reconciliation of reportable segment revenues, profit or loss and assets and liabilities. Information about reportable segment Long term lending finance activity 2024 2023 External revenues: Net interest income 3,071 2,803 Net income from shares 912 617 Net fee and commission income 178 68 Result on financial operations 872 238 Net other operating income and expense 0 2 Total segment revenue 5,033 3,728 Other material non-cash items: Impairment losses on loans and shares -12 -234 -12 -234 Reportable segment profit 3,549 2,159 Reportable segment assets 574,807 565,878 Reportable segment liabilities 487,687 481,967 Reconciliation of reportable segment revenues, profit and assets and liabilities 2024 2023 Revenues: Total revenues for reportable segment 5,033 3,728 Other revenues 459 351 Consolidated revenue 5,492 4,079 Profit: Total profit for reportable segment 3,549 2,159 Other profit 283 183 Consolidated profit 3,832 2,342 Assets: Total assets for reportable segment 574,807 565,878 Other assets 7,340 6,148 Consolidated total assets 582,147 572,026 Liabilities: Total liabilities for reportable segment 487,687 481,967 Other liabilities 1,149 1,042 Consolidated total liabilities 488,836 483,009 278

Note V – Commitments, contingent liabilities, pledged assets and other memorandum items (in EUR '000)

The Group utilises various lending-related financial instruments in order to meet the financial needs of its customers. The Group issues commitments to extend credit, standby and other letters of credit, guarantees, commitments to enter into repurchase agreements, note issuance facilities and revolving underwriting facilities. Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that the Group will make payment in the event that the customer fails to fulfil its obligation to third parties.

The contractual amount of these instruments is the maximum amount at risk for the Group if the customer fails to meet its obligations. The risk is similar to the risk involved in extending loan facilities and is monitored with the same risk control processes and specific credit risk policies.

As at 31 December 2024 and 31 December 2023, commitments, contingent liabilities and other memorandum items were as follows (in nominal amounts and in EUR '000):

		31.12.2024		31.12.2023
Contingent liabilities and guarantees:				
- In respect of loans granted by third parties(*)		**32,210,054**		**28,636,062**
Commitments:				
- EBRD capital uncalled		**712,630**		**712,630**
- Undisbursed loans (Note D.1)				
credit institutions	28,991,439		29,240,406	
customers	99,028,309		99,325,526	
		128,019,748		**128,565,932**
- Undisbursed private equity and venture capital operations		**6,192,669**		**5,866,055**
- Undisbursed investment and infrastructure funds		**3,887,979**		**3,312,394**
- Undisbursed other investments		**2,314,416**		**1,459,071**
- Borrowings launched but not yet settled		**223,950**		**223,950**
Assets held on behalf of third parties(**):				
- Innovation Fund	11,393,044		9,030,405	
- Modernisation fund	6,000,039		5,118,076	
- Investment Facility Cotonou	3,979,538		4,022,551	
- InnovFin	2,086,964		2,101,940	
- RRF-FI	1,900,524		248,649	
- InvestEU	1,639,158		2,066,444	
- NER300	1,073,205		1,040,753	
- CEF	867,827		866,465	
- Partnership Platform for Funds	735,178		674,629	
- Pan-European Guarantee Fund	708,382		668,268	
- ESIF	704,920		596,584	
- Trust accounts with ETCI	532,824		452,514	
- COSME LGF & EFG	419,431		524,801	
- SME initiative Italy	369,229		375,563	
- EU-Africa Infrastructure Trust Fund	346,729		374,495	
- REG	331,869		323,804	
- JEREMIE	294,386		293,326	
- SME initiative Romania	260,904		248,893	
- Decentralised Financial Instruments	260,061		177,627	
- ACP TF EC Compartment	201,751		97,716	
- European Fund for Strategic Investments ('EFSI EIF')	147,883		165,621	
- EU for Ukraine Fund	118,068		72,931	
- Special Section	99,454		119,221	
- NPI	73,434		56,665	
- EaSI	72,693		89,755	
- InnovFin SME Guarantee	66,619		83,013	
- GIF 2007	63,918		73,892	
- Private Finance for Energy Efficiency Instrument	59,009		57,285	
- Bundesministerium für Wirtschaft und Technologie	57,474		24,896	
- SME initiative Bulgaria	57,380		85,963	
- SMEG 2007	56,076		54,988	
- SME initiative Finland	53,482		56,891	
- DCFTA	52,488		50,326	
- Cultural Creative Sectors Guarantee Facility	51,096		67,690	
- NIF Risk Capital Facility	49,746		44,790	
- ENPI	45,739		47,178	
- GF Greece	45,143		43,679	
- InnovFin Equity	45,142		101,525	
- InvestEU Advisory Hub	43,177		22,122	
- WB EDIF	38,282		56,710	

279 2024 FINANCIAL REPORT

	31.12.2024		31.12.2023	
- IPA II	38.015		34,342	
- GCFF Jordan Private Sector Guarantee Facility	31,894		28,370	
- EU Support to Boost Africa	31,357		11,382	
- GAGF	29,232		29,309	
- AECID	28,386		34,059	
- German Future Fund Growth Facility	28,101		15,074	
- SME initiative Malta	27,265		26,911	
- EFSI-EIAH	26,951		37,864	
- NIF Trust Fund	26,212		27,861	
- IW4	26,132		9,447	
- FEMIP Trust Fund	24,736		26,087	
- JESSICA (Holding Funds)	21,417		33,025	
- EPTA Trust Fund	18,051		18,154	
- MAP guarantee	15,876		23,852	
- RSFF (incl. RSI)	14,783		88,879	
- BIF	13,969		4,349	
- TTA Türkiye	13,513		13,047	
- SME initiative Spain	12,688		23,395	
- Natural Capital Financing Facility	11,926		12,778	
- JASPERS	6,789		2,488	
- PGFF	6,104		2,702	
- DESIREE	6,103		0	
- MAP Equity	5,855		8,133	
- AGRI	4,908		8,968	
- GEEREF	3,373		3,372	
- fi-compass	3,054		2,375	
- Student Loan Guarantee Facility	2,730		3,273	
- Central Europe FoF	2,586		2,476	
- Alp GIP	2,408		2,073	
- KBC Climate & Infrastructure Private Investors Partnership	1,511		0	
- GEF-UNEP	1,434		1,378	
- EPIC	1,222		1,612	
- European Technology Facility	1,048		225	
- German Corona Matching Facility (CMF)	1,009		1,522	
- FoF mandates (virtual)	902		326	
- EFSD GUARANTEE "ACCESS TO FINANCE INITIATIVE"	869		650	
- MDD	847		142	
- TARGET	790		196	
- EU Trade and Competitiveness Program	704		792	
- G43 Trust Fund	287		285	
- EU4Business Guarantee Facility	259		281	
- AIP Zambia	218		258	
- AIP Kulima	215		262	
- TTP	203		232	
- LFA-EIF Facility	195		311	
- GGF	7		7	
- MS-C - Member State Compartments	0		546	
		35,898,400		**31,221,714**
Other items:				
- Notional value of interest-rate swaps (Note S.2.5.2)		**655,792,698**		**598,658,133**
- Notional value of currency swap contracts receivable (Note S.2.5.2)		**232,980,366**		**238,814,394**
- Notional value of currency swap contracts payable		**229,644,516**		**239,108,656**
- Notional amount of futures contracts		**33,351,527**		**21,311,849**
- Notional value of short-term currency swap contracts receivable (Note Q.3)		**19,687,736**		**26,212,091**
- Notional value of short-term currency swap contracts payable		**19,500,940**		**26,606,319**
- Currency swaps launched but not yet settled receivable (Note S.2.5.2)		**145,049**		**45,517**
- Currency swaps launched but not yet settled payable		**144,845**		**45,249**
- Special deposits for servicing borrowings(***)		**535**		**2,422**
- Notional amount of currency forwards (Note Q.3)		**0**		**127,287**

(*) For the correction of comparative figures as at 31 December 2023 please refer to Note A.5.

(**) Assets under management are disclosed as off-balance sheet item based on the latest available figures. Comparative figures might be restated to reflect most recent available information.

(***) This item represents the amount of coupons and bonds due, paid by the Group to the paying agents, but not yet presented for payment by the holders of bonds issued by the Group.

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 280

2024 FINANCIAL REPORT 286 98 V.1. Innovation Fund The Innovation Fund is established by Article 10a(8) of Directive 2003/87/EC to support across all Member States innovation in low-carbon technologies and processes, including environmentally safe carbon capture and utilisation ('CCU') that contributes substantially to mitigating climate change, as well as products substituting carbon intensive ones produced and to help stimulate the construction and operation of projects that aim at the environmentally safe capture and geological storage ('CCS') of CO2, as well as of innovative renewable energy and energy storage technologies. The EIB prepares separate financial statements for Innovation Fund. V.2. Modernisation Fund The Modernisation Fund, set up under Article 10d of the revised EU Emissions Trading System (‘ETS’) Directive, aims to modernise energy systems and improve energy efficiency of 13 EU beneficiary Member States (‘MS’): Bulgaria, Czech Republic, Croatia, Estonia, Greece, Hungary, Latvia, Lithuania, Poland, Portugal, Romania, Slovakia and Slovenia. The Modernisation fund supports investments in generation and use of energy from renewable sources, energy efficiency, energy storage, modernisation of energy networks, including district heating, pipelines and grids, redeployment, re-skilling and upskilling workers, education, job-seeking initiatives and start-ups. The EIB prepares separate financial statements for Modernisation Fund. V.3. Investment Facility - Cotonou The Investment Facility, which is managed by the EIB, has been established under Cotonou Agreement on cooperation and development between the African, Caribbean and Pacific Group of States and the European Union and its Member States on 23 June 2000 and subsequently revised. The EIB prepares separate financial statements for Investment Facility. V.4. InnovFin - EU Finance for Innovators (‘InnovFin’ The InnovFin is a joint initiative between the EIB, the EIF and the European Commission under the new EU research programme for 2014-2020 (‘Horizon 2020’). On 11 December 2013, Regulation (EU) No. 1291/2013 of the European Parliament and the Council establishing Horizon 2020 – the Framework Programme for Research and Innovation (2014-2020) and repealing Decision No. 1982/2006/EC (‘Horizon 2020 Regulation’) was adopted. On 12 June 2014, the European Commission, the EIB and the EIF signed a Delegation Agreement establishing the financial instrument InnovFin. InnovFin consists of a series of integrated and complementary financing tools and advisory services offered by the EIB Group, covering the entire value chain of research and innovation (‘R&I’) to support investments from the smallest to the largest enterprise. The EIB prepares separate financial statements for InnovFin. V.5. Recovery and Resilience Facility Financial Instruments (‘RRF-FI’ EIB manages and invests RRF resources on behalf of the respective EU Member States according to an investment strategy and business plan agreed in a funding agreement between the EIB and the mandator. Furthermore, the EIB performs fund administration tasks (including monitoring, reporting, treasury management). If requested by the EU Member States, the mandate can also embed the Bank’s advisory support. RRF-FI can be deployed under three implementation modalities: (i) direct implementation, where EIB directly selects and appraises underlying operations, (ii) indirect implementation through a financial intermediary, and (iii) blending. RRF Equity Cyprus RRF Equity Cyprus is the first equity mandate signed between the EIF and the Republic of Cyprus. The mandate is structured as a direct award of EUR 30 million to the EIF, financed by the National Recovery and Resilience Plan of Cyprus (EUR 20 million) and reflows from the JEREMIE programme of the 2007-2013 PP. The mandate foresees the deployment of a generalist VC fund targeting innovative enterprises and start-ups in their (pre-) seed and early stages of development. This will be the first VC fund deployed in the country with the support of public resources. RRF Equity Bulgaria The RRF Equity Bulgaria mandate is structured as a direct award of EUR 180 million to the EIF under the National Recovery and Resilience Plan of Bulgaria, in connection with the country's Recovery and Resilience Facility established by Regulation (EU) 2021/241. Equity financing will be provided to support investments under three windows, namely: - Equity instruments for Growth (initial budget allocation of up to EUR 75 million) - Equity instruments for Innovation (initial budget allocation of up to EUR 75 million) - Equity instruments for climate neutrality and digital transformation investments (initial budget allocation of up to EUR 30 million) The mandate will contribute in alleviating the negative impacts of the pandemic from the Bulgarian market in general and more risky undertakings, in particular, by providing equity financing to TT projects, SMEs and mid-caps that will be used to foster innovation and help the transition to the knowledge economy; it will also finance equity investments (e.g. infrastructure projects) supporting climate neutrality and digital transformation. RRF Czech Republic Also called the RRF Czech Republic Fund of Funds (RRFCZ FoF), the mandate represents an RRF-funded programme with an initial funding of EUR 55 million to be deployed in three specialised venture capital funds focused on investments in mainly Czech start-ups developing strategic digital technologies – a pre-seed co-investment fund, a fintech/blockchain fund and a university AI TT fund. The available funding will be increased 281

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 287 99 by additional EUR 80 million in 2024 for commitments to additional funds with broader strategies, aiming to support additional sectors considered to be of strategic importance to the Czech Republic. RRF Bulgaria debt The Bulgarian government has earmarked in the Recovery and Resilience Plan (“RRP”) a total amount of EUR 150 million for the deployment by the EIF of two portfolio guarantee instruments, both based on the eligibility criteria of the relevant InvestEU EU-Compartment (“EU-C”) instruments, namely: (i) EUR 75 million of RRP resources for the Sustainability Guarantee; and (ii) EUR 75 million of RRP resources for the SME Competitiveness Guarantee. The Contribution Agreement was signed in November 2022, and the InvestEU Guarantee Agreement Amendment including the and MS-C Schedule for Bulgaria was signed on 10 August 2023. The mandate, via the SME Competitiveness Guarantee, would ultimately contribute to strengthening the resilience, increase productivity and support sustainable growth of the Bulgarian companies. In addition, for 50% of the mandate resources, the Sustainability Guarantee aims to address Bulgaria’s current challenges in supporting investments in the energy efficiency and renewable energy sectors, contributing to the green and sustainable transformation of the local economy and to the achievement of the climate targets. RRF Romania debt The EIF was approached by the Romanian government in February 2021 for implementation of financial instruments under RRF. After the Mandate AA approval at PMC, based on the feedback received from the EC, it was decided to approach the debt component as an InvestEU MS-C contribution and the equity component as a direct award. The InvestEU Guarantee Agreement Amendment including the MS-C applicable framework and MS-C Schedule for Romania was signed on 23 May 2023. The mandate, via the Competitiveness Guarantee, would ultimately contribute to strengthening the resilience, increase productivity and competitiveness of the Romanian companies. In addition, for 40% of the mandate RRF resources, the Sustainability Guarantee aims to address Romania’s current challenges in supporting investments in the energy efficiency and renewable energy sectors, contributing to the green and sustainable transformation of the local economy and to the achievement of the climate targets. RRF Greece The Greek government contributed EUR 400 million with the EIF as Implementing Partner in the context of an overall contribution of EUR 500 million to the MS Compartment of InvestEU. The EIF and the EIB had liaised with the Ministry of Finance and proposed standard guarantees employed under the EU compartment of InvestEU. The MS has selected the Sustainability, SME Competitiveness and Innovation / Digitalisation. V.6. InvestEU On 7 March 2022 the EU, the EIB and the EIF signed a Guarantee Agreement establishing the EU guarantee under the InvestEU. The InvestEU programme aims to give an additional boost to sustainable investment, innovation, social inclusion and job creation in Europe. The InvestEU is expected to stimulate public and private investments by using a EUR 26.2 billion EU budgetary guarantee, 75% of this EU budgetary guarantee being granted separately to the EIB and the EIF. On 1 April 2022, all operations in the EFSI Debt Standard Portfolio and in the EFSI Hybrid Portfolio were transferred to the InvestEU. These operations which were originally guaranteed under the EFSI Agreement, are defined as the ‘Pre-2021 Operations’. The EIB prepares separate financial statements for InvestEU. Finland Climate Action Guarantee The EIF was approached by the Finnish government in March 2021 to implement a financial instrument focused on green transitioning. The contribution from Finland is made via InvestEU. The Contribution Agreement was signed in September 2022, while the InvestEU Guarantee Amendment including the MS-C Schedule for Finland was signed on 10th August 2023. The Finland Climate Action Guarantee aims to address Finland’s current challenges in supporting investments in the energy efficiency and renewable energy sectors. The Finland Climate Action Guarantee will facilitate access to finance for clean and efficient production and use of energy, sustainable and efficient infrastructure as well as research and innovation of low carbon solutions, ultimately contributing to the green and sustainable transformation of the local economy and to the achievement of the climate targets. EDF Top-Up (European Defence Fund) A top-up to the InvestEU Mandate supporting the Target Area of Defence under the Enabling Sectors sub-product. EUR 100 million received in tranches from the European Defence Fund, which – when combined with EIF own resources – results in c. EUR 175 million of investment capacity. Operations to support funds with strategies that include solutions and technologies with dual-use potential that will accelerate the evolution of Europe’s technological and industrial base in the area of defence. InvestEU Climate Mitigation Following the signature of the 3rd IEU amendment, a new uncapped portfolio is envisaged with top-up commitments from an existing (SIW) window, designed to deploy a specific component of the sustainability guarantee product of InvestEU. Spain Recovery and Resilience Facility - Alternative Lending for Sustainable Development. The mandate envisages up to EUR 400 million to be invested via Private Credit funds. Such alternative lenders are typically not eligible to work with other implementing partners under the Spanish Recovery and Resilience Program. Spain Recovery and Resilience Facility - Member State Compartment. The EIF’s intervention is sought for the support of Spanish businesses through i) up to EUR 600 million (EUR 500 million Recovery and Resilience Facility resources and up to EUR 100 million national resources for : 1) contribution to the InvestEU MS-C to cover existing EIF thematic portfolio guarantee products; and 2) a EUR 400 million contribution to a Senior Private Credit Instrument (the “SPC Instrument”) to support loan funds. 282

2024 FINANCIAL REPORT 288 100 V.7. NER300 The EIB supports the European Commission as an agent in the implementation of the NER 300 initiative - a funding programme for carbon capture and storage demonstration projects and innovative renewable energy technologies. The Facility covers two activities which are i) the monetisation of EU Allowance Units (‘EUAs’) and ii) the management and disbursement of cash received via the EUA monetisation activity. The EIB prepares separate financial statements for NER300. V.8. Connecting Europe Facility (‘CEF’) The Connecting Europe Facility (‘CEF’) is a joint agreement between the EIB and the European Commission which aims to provide union financial assistance to trans-European networks to support projects of common interest in the sectors of transport, telecommunications and energy infrastructures. The Commission entrusted EIB with the implementation and management of the debt instrument under the CEF, which ensures continuity of the Loan Guarantee Instrument for TEN-T Projects (‘LGTT’) and to the Pilot phase of Project Bond Initiative (‘PBI’). The LGTT and PBI were merged under the CEF on 1 January 2016. The CEF Delegation Agreement foresees an updated and common risk sharing arrangement. The EIB prepares separate financial statements for CEF. V.9. Partnership Platform for Funds (‘PPF’) The PPF is an EIB-managed multi-region, multi-contributor and multi-sector Platform incorporating multiple funds. It was established considering the need to increase financial flows for sustainable development and building on the successful experience of the European Investment Bank. The funds under the PPF implemented in accordance with the Platform Rules. The EIB prepares a separate combined financial report for PPF. V.10. Pan-European Guarantee Fund (“EGF”) EGF was endorsed by the European Council on 23 April 2020 as part of the overall EU COVID-19 response package. 22 Member States confirmed their participation with an overall guarantee of 24.4 billion euro, while only entities in participating countries are eligible for support. The EGF is designed to finance high-risk operations and final beneficiaries that would meet financial intermediaries’ requirements for commercial financing but are struggling due to the economic impact of the COVID-19 pandemic. For this reason, the focus of the EGF is small and medium-sized enterprises (‘SMEs’), which will benefit from at least 65% of the EGF-supported financing. The EGF is jointly implemented by EIB and EIF, each responsible for approximately half of the amount and with a different product mix. While EIF envisaged capped and uncapped portfolio guarantees and indirect equity-type investments (funds), on EIB side, the deployed products are linked risk sharing, venture debt and synthetic Asset Based Securities. The EIB prepares separate financial statements for EGF. V.11. European Structural Investment Fund (‘ESIF’) Under the European Structural Investment Fund (‘ESIF’), Member States appointed the EIF to manage ESIF funds as Holding Fund manager since November 2015. The ESIF initiative is aimed at promoting SME access to finance and financial engineering products, such as private equity funds, guarantee funds and loan funds. The EIF is currently managing 19 ESIF Funding Agreements signed with Member States and regions: Basse-Normandie and Languedoc-Roussillon. The EIF prepares separate financial statements for ESIF. European Structural and Investment Funds – Croatia 2 Also called the Croatian Venture Capital Initiative 2 (CVCi 2), the mandate represents a successor equity programme to the CVCi (ESIF Croatia, signed in 2018), for the new 2021-2027 programming period. Continuing the strategy of the original programme, under the larger CVCi 2 the EIF will deploy up to EUR 80 million (more than double the funding available under the CVCi) in venture capital and acceleration funds investing in Croatian start-ups, and will also encourage the fund managers to consider allocations towards investments aligned with the EIF’s climate action and environmental sustainability criteria. EAFRD - FOSTER II – Occitanie Région Occitanie has approached the EIF to establish a 3rd generation of decentralised financial instruments using structural funds (ex ante done by EIB). The EIF will manage a holding fund of EUR 33.3 million, composed of one scalable underlying type of products: (1) capped portfolio guarantees (targeting the agricultural sector). European Regional Development Fund (‘ERDF’) - FOSTER II – Occitanie Région Occitanie has approached the EIF to establish a 3rd generation of decentralised financial instruments using structural funds (ex ante done by EIB). The EIF will manage a holding fund of EUR 70 million composed of two scalable underlying type of products: (1) capped portfolio guarantees (SMEs); and (2) funded risk sharing products (innovation and social enterprises). European Structural and Investment Fund - Normandie – EAFRD Région Normandie approached the EIF to replicate its regional Financial Instruments targeting the agri-sector and implemented in France since 2016. The EIF will manage a holding fund of EUR 35 million made up of an underlying financial instrument in the form of a capped portfolio guarantee with an agri focus. European Structural Investment Fund - Auvergne Rhône-Alpes – EAFRD Région Auvergne Rhône-Alpes approached the EIF to replicate its regional Financial Instruments targeting the agri-sector and implemented in France since 2016. The EIF will manage a holding fund of EUR 40 million made up of an underlying financial instrument in the form of a capped portfolio guarantee with an agri focus. 283

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 289 101 FAIRE - FRR II – ERDF Région Réunion has approached the EIF to establish a second generation of decentralized financial instruments using structural funds. Ex ante assessment carried out by EIB. The EIF will manage a holding fund of EUR 50 million, composed of scalable underlying type of products: (1) funded risk sharing product and (2) equity co-investment. Structural Funds equity (sectoral) - Greece The Greek Ministry of Development and Investments has confirmed its intention to entrust via a direct award to the EIF a mandate financed by the Structural Funds of the new Programming Period (2021 – 2027) for the deployment of an equity, sector specific, platform in Greece. The mandate budget foreseen is up to EUR 200 million and will target two currently underserved sectors of the economy, namely Life Sciences (up to EUR 180 million subject to market interest) and Impact investing (EUR 20 million as a pilot). Innovation Romania Holding Fund Romania allocated to EIF resources from its Competitiveness and Innovation Operational Programme 2021-2027 (POCIDIF), additionally co-financed from ERDF, for a mandate focused on equity instruments for innovation. Previous name: ESIF Innovation Romania. V.12. Trust accounts with ETCI The ETCI initiative was launched on 13 February 2023 with EIB Group resources (EUR 400 million from the EIB and EUR 100 million from the EIF) alongside contributions from Germany, France, Spain, Italy, Belgium and the Netherlands. With EUR 3.25 billion in capital committed, it seeks to tackle the scale-up gap in Europe, by investing in large-scale venture capital funds, which will in turn provide growth financing to European tech champions in their late-stage growth phase. ETCI therefore plays a key role in securing Europe’s strategic autonomy, ensuring the most promising technology companies, that were born in Europe, can find in Europe the capital they need for their upscaling development. V.13. COSME LGF & EFG To address the difficulties in access to finance for SMEs, COSME establishes the Loan Guarantee Facility (‘LGF’) and the Equity For Growth (‘EFG’). The LGF and the EFG aim to improve access to finance for SMEs in the form of debt and equity respectively. The Financial Instruments also include the mechanism of the EU Contribution under the SME Initiative. The EFG has been structured in the form of an equity financial instrument supporting Union enterprises growth and Research Innovation. The LGF has been structured in the form of a direct and indirect guarantee financial instrument. The objective of LGF is to contribute to the reduction of the structural shortcoming of the SME financing market and to support the creation of a more diversified SME finance market. Through direct and indirect guarantee, LGF aims to guarantee debt financing which addresses the particular difficulties that viable SMEs face in accessing finance. Furthermore, by guaranteeing the mezzanine tranche of eligible and transparent securitisation transactions, LGF aims to provide new avenues of financing for SMEs. The EIF prepares separate financial statements for COSME LGF & EFG. V.14. SME Initiative Italy During 2016, in the context of the SME Initiative, the EIF and the Managing Authorities of Finland, Bulgaria, Romania and Italy entered into four separate Funding Agreements in respect of the implementation and management of a dedicated window, which shall be implemented in connection with a specific allocation under Horizon 2020 Financial Instruments dedicated to Finland, Bulgaria, Romania and accordingly in connection with COSME LGF for Italy. These SME Initiatives aim at providing uncapped guarantees in connection with Horizon 2020 for new portfolios of debt finance to eligible SMEs in the respective countries. The EIF prepares separate financial statements for SME Initiative Italy. V.15. EU-Africa Infrastructure (‘EUAI’) Trust Fund The EUAI Trust Fund has been created under Trust Fund Agreement between the European Commission on behalf of the European Union as the Founding Donor and the EIB as Manager and is also open to Member States of the European Union that subsequently accede to that agreement as Donors. On 9 February 2006, the European Commission and the EIB signed a Memorandum of Understanding to promote jointly the EU-Africa Infrastructure Partnership and, in particular, to establish a supporting EU-Africa Infrastructure Trust Fund. The EIB prepares separate financial statements for EUAI Trust Fund. V.16. REG This corresponds to three regional mandates. Irish Economic Robustness Investment Platform (‘Irish SMEs’). Irish SMEs is a mandate signed by the Irish government with the EIF to set up an uncapped counter-guarantee with the Irish National Promotional Bank dedicated mainly to medium-term loans and to all SMEs supported by a structure similar to the SME Initiative, with national funds covering the First Loss Piece, EIB Group covering mezzanine (EIB through EFSI) and senior risk (EIB and potentially EIF). Under the French “Investment Plan 2018-2022” (known as the Macron Investment Plan), a window dedicated to agriculture has been set up to mobilise EUR 5 billion of investments in the sector. In this context, the French Ministry of Agriculture has requested the EIF to design a guarantee instrument with the aim of triggering between EUR 750 million and EUR 1.1 billion of new debt financing to French farmers. In light of this, the French Ministry of Agriculture has decided to allocate EUR 60 million for this instrument and has requested the EIF to combine the FMA contribution with an EFSI contribution for an amount up to EUR 45 million. 284

2024 FINANCIAL REPORT 290 102 Prêt Participatif Grand Est is a new financial instrument launched in France as a result of the close collaboration between the Région Grand Est and the EIF. It is an important component of the region’s ambitious recovery program known as “Business Act Region Grand-Est” and it aims to mobilise over EUR 250 million of subordinated loans (prêts participatifs) for local entrepreneurs. This financial instrument is funded by Région Grand Est’s own resources and builds on EIF’s standard model of First Loss Portfolio Guarantee (FLPG) deployed through financial intermediaries. It is expected to: • generate a significant leverage on the regional resources committed to this initiative; • create substantial impact on the market by supporting SMEs, including those impacted by the crisis but still intending to pursue viable projects for their growth; • offer preferential credit conditions for Grand Est based entrepreneurs. Irish Households The Irish Department for the Environment, Climate and Communications signed an agreement on 30 November 2023, entrusting EUR 48 million of National Budget to the EIF to cover the first loss piece of a new guarantee scheme (Home Energy Upgrade Loan Scheme), an 80% uncapped counter-guarantee by the EIB group to the Irish NPI, the Strategic Banking Cooperation of Ireland (SBCI). The objective of the Home Energy Upgrade Loan Scheme is to support the delivery of low-cost finance in the form of reduced interest rates on loans to eligible individuals to fund retrofitting of their properties for energy efficiency and decarbonisation purposes. Initiative Nationale pour l'Agriculture Française (INAF) Under the French “Investment Plan 2018-2022”, a window dedicated to agriculture has been set up to mobilise EUR 5 billion of investments in the sector. In this context, the French Ministry of Agriculture has requested the EIF to design a guarantee instrument with the aim of triggering between EUR 750 million and EUR 1.1 billion of new debt financing for French farmers. V.17. JEREMIE JEREMIE (The Joint European Resources for Micro to Medium Enterprises) is an initiative of the European Commission’s Directorate General for Regional Policy (DG Regio) and the EIB Group. The EIF prepares separate financial statements for JEREMIE. V.18. SME Initiative Romania During 2016, in the context of the SME Initiative, the EIF and the Managing Authorities of Finland, Bulgaria, Romania and Italy entered into four separate Funding Agreements in respect of the implementation and management of a dedicated window, which shall be implemented in connection with a specific allocation under Horizon 2020 Financial Instruments dedicated to Finland, Bulgaria, Romania and accordingly in connection with COSME LGF for Italy. These SME Initiatives aim at providing uncapped guarantees in connection with Horizon 2020 for new portfolios of debt finance to eligible SMEs in the respective countries. The EIF prepares separate financial statements for SME Initiative Romania. V.19. Decentralised Financial Instruments (‘DFIs’) The Decentralised Financial Instruments (‘DFIs’) consists of Fund of Funds (‘FoF’) and Holding Funds (‘HF’) financed by the European Structural and Investment Funds (‘ESIF’) from the Member States Operational Programmes during 2014-2020 and 2021-2027, respectively. The DFI facilitates access to finance for final recipients through the implementation of loans, equity and guarantees, in cooperation with selected Financial Intermediaries. As a fund manager, EIB gathers the funding (contributions) from the Managing Authorities and invests it via Financial Intermediaries, according to investment strategies agreed with the donors. V.20. ACP Trust Fund - EC Compartment The African, Caribbean and Pacific (‘ACP’) Trust Fund is an action entrusted to EIB for Private Sector Operations and financed from the general budget of the European Union under NDICI based on reflows from the ACP Investment Facility. It contributes to the general objectives of NDICI-Global Europe and it focuses on private sector operations in Eligible Countries characterised by high risk, expected to achieve high impact, such as equity, quasi equity, local currency lending, lending to fragile countries and co-financing with EFSD+ guarantees. It compromises both Financial Instruments and Technical Assistance services. The EIB prepares separate financial statements for ACP Trust Fund. V.21. European Fund for Strategic Investments (‘EFSI’) On the basis of applicable EFSI Regulations the European Commission and the EIB concluded agreements on the management of the EFSI, on the granting of the EU guarantee (‘EFSI Agreement’) as well as for the implementation of the European Investment Advisory Hub (‘EIAH’). Under the EFSI Agreement, the European Commission is providing an EU guarantee to EIB for projects supported by the EFSI. Assets covering the EU guarantee are directly managed by the European Commission. Projects supported by the EFSI are subject to the normal EIB project cycle and governance. In addition, EFSI has its own dedicated governance structure which has been set in place to ensure that investments made under EFSI remain focused on the specific objective of addressing the market failure in risk-taking which hinders investment in Europe. The EIAH aims to enhance the non-financial support for projects and investments. The EIAH consists of three complementary components: a) a point of entry to a wide range of advisory and technical assistance programmes and initiatives for public and private beneficiaries, b) a cooperation platform to leverage, exchange and disseminate expertise among partner institutions and c) a reinforcement or extension of existing advisory services or creation of new ones to address unmet needs. The EIB prepares separate financial statements for EIAH. 285

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 291 103 EFSI – European Fund Strategic Investment EFSI is an initiative launched jointly by the EIB Group and the European Commission to help overcome the current investment gap in the EU by mobilising private financing for strategic investments. EFSI is a EUR 16 billion guarantee from the EU budget, complemented by an allocation of EUR 5 billion of the EIB’s own capital. EFSI comprises both the Innovation and Infrastructure Window ("IIW") and the SME Window ("SMEW"), to be respectively implemented by the EIB and the EIF. A total amount of EUR 5 billion is initially allocated to the SMEW under EFSI, as follows: (i) up to EUR 2.5 billion to be indirectly backed by the EU Guarantee; and (ii) EUR 2.5 billion to be contributed by the EIB at its own risk to increase the currently existing RCR Mandate. The EFSI Steering Board is entitled to increase the allocation of the EU Guarantee to the SMEW by an additional EUR 0.5 billion (i.e. up to a maximum amount of EUR 3 billion from time to time). EFSI - Private Credit The Programme will comprise two complimentary products, the Cash Investment Product and Investor Guarantee Product. The Cash Investment Product will enable the EIF’s direct investment into eligible DDFs, prioritising first closings. These fund investments will support fund creation and give the EIF the opportunity to provide input on fund governance and investment strategy. The EIF’s direct investment aims at catalysing other fund investors, who take considerable comfort from the EIF’s participation and due diligence. The Investor Guarantee Product will enable the EIF to further support fundraising by partially guaranteeing (up to 50%) the investment made by institutional investors into DDFs where the EIF has already committed to invest. The guarantee product is expected to crowd in investors who are new to this nascent asset class but also encourage larger investments from investors already considering an investment. The Investor Guarantee Product can contribute to scaling up the asset class. EFSI - Combination Product Framework product for combining EFSI resources together with EAFRD national resources to create new financial instruments. Aims to address financing gaps and support specific high priority investment objectives where Member State and EU policy objectives align. Agriculture has initially been prioritised as a sector where SMEs experience a significant financing gap. EFSI - Skills & Education Skills and Education Guarantee Pilot is aiming at enhancing access to finance in the field of education, training and skills in the form of a capped (counter-) guarantee instrument, and it is one of the products to pilot under EFSI 2 in preparation of the next MFF. It will have a broad eligibility covering a wide spectrum of education/training programmes both for students and adulthood learners (may also cover SMEs) and be implemented through various intermediaries. • Category A: Students and Learners; • Category B: Enterprises investing in skills and skills utilisation of their workforce; and • Category C: Organisations supplying education, training, skills and related services (including kindergartens, nursery schools, early childhood services, etc.). EFSI-ESCALAR ESCALAR is a EUR 300 million pilot mandate targeting the financing gap experienced by high growth European companies (scale-ups). ESCALAR invests in funds with an investment focus on scale-ups. ESCALAR will make equity investments in funds, and side vehicles of funds, through a different share class or fund unit to other investors. ESCALAR investments will have different terms to the investments made by other investors, namely a (1) Preference on fund distributions in certain pre-defined downside scenarios, and (2) Subordination, and reduced claim, on investment returns. V.22. EU for Ukraine Fund (‘EU4U’) The Fund aims at strengthening the project-related part of the EU’s support to Ukraine’s reconstruction and recovery, complementarily to macro-financial support. It seeks to foster economic and social resilience, as well as sustainable infrastructure, in view of revitalising the country’s economy and supporting Ukraine’s efforts to progress on the path to EU accession. The Fund is designed to be a high-risk, high-impact intervention of temporary nature. The EIB prepares separate financial statements for the Fund. V.23. Special Section The Special Section was set up by the Board of Governors on 27 May 1963. Under a decision taken on 4 August 1977, its purpose was redefined as being that of recording financing operations carried out by the EIB for the account of and under mandate from third parties. It includes the FED, MED/FEMIP and the guarantee component of the European Development Finance Institutions Private Sector Development Facility. V.24. National Promotional Institutions (‘NPI’) NPI securitisation initiative (‘ENSI’) The EIF and several National Promotional Institutions (‘NPIs’) including KfW, bpifrance, CDP, Malta Development Bank Working Group, IFD, ICO and BBB have launched the EIF-NPI Securitisation Initiative (‘ENSI’), a cooperation and risk sharing platform aiming at providing more funding to SMEs via the capital markets. The objective of this joint cooperation in SME Securitisation transactions is to stimulate the availability of finance to 286

2024 FINANCIAL REPORT 292 SMEs in Europe by revitalising the SME Securitisation market while catalysing resources from the private sector. This reflects the spirit of the European Fund for Strategic Investments aiming to achieve a much wider outreach in support of SMEs. Under this mandate, the EIF is enabled to manage up to EUR 100 million of resources from Cassa Depositi e Prestiti (''CDP''). CDP resources under the Mandate will be deployed through investments in technology transfer funds/platforms alongside 1:1 match funding from the EIF in the form of co-investment, resulting in total resources managed by the EIF under this programme of up to EUR 200 million. NPI equity platform The EIF-NPI Equity Platform is a collaborative initiative launched by the EIF in 2016, which promotes knowledge sharing and best practices between the EIF and national promotional institutions (NPIs) or banks (NPBs) across EU Member States. Its goal is to enhance access to funding for SMEs and midcaps, support the defragmentation of equity markets, and match national, EU and private sources of funding. NPI ICF TT Investment partnership between the EIF and Institut Català de Finances (''ICF'') to commit EUR 30 million of ICF resources into a technology transfer fund focused on investments in technology transfer projects and/or companies linked to Spain’s Catalonia region. Resources from ICF will be matched by at least EUR 15 million of EIF-managed resources. Under this partnership, both the EIF and ICF will invest in the selected technology transfer fund, each acting as Limited Partner investor in its own right. NPI SM – CDP Equity Social Infra Under this partial delegation mandate, the EIF advises and co-invests alongside CDP Real Asset up to EUR 150 million of other EIF-managed resources, mostly InvestEU SIW and SISW. Resources under the Mandate will be deployed through investments in real estate funds focusing on student, senior and social housing. The matching ratio will be 1:1 at portfolio level, resulting in total resources under this programme of up to EUR 300 million. Standardised NPI Mandate – Croatian Bank for Reconstruction and Development II Under this Standardised NPI Mandate, up to EUR 28.3 million RRF resources will be deployed via the Croatian Bank for Reconstruction and Development (''HBOR'') into (a) fund(s) in Croatia with a focus on Climate and Innovation. The deployment of resources will take place alongside match funding from the EIF based on the Partial Delegation approach, resulting in total resources under this programme of up to EUR 56.6 million. Standardised NPI Mandate - Invest NL II The second generation of the Dutch Future Fund (DFF II) will be operated under a different standardised NPI equity umbrella product, through partial delegation. Invest NL is willing to commit EUR 100 million to the further development of the Dutch VC ecosystem, in particular in Deeptech, CA&ES and Social Impact. It is expected that at least 50% of the number of supported teams will be aligned with our GESIP programme. Furthermore a contribution of EUR 20 million from DFF-2 into GIP is explored. Three Sees Initiative Innovation Fund The mandate is a larger successor to the Central European Fund of Funds (CEFoF). It encompasses multi-country fund-of-funds with contributions from CEE NPIs and governments targeting commitments to VC, PE and PC funds managed by investment teams in these same countries focusing on later stage (Series A+) and growth investments in SMEs and small mid-caps. UAB ILTE (NPI Invega) The Mandate’s objective is to develop a senior private credit market as an alternative source of financing for SMEs in Lithuania. The Mandate aims to support investments into senior private credit funds. ERP-EIF Facility Through the ERP-EIF Facility, Germany's government is broadening the supply of equity capital for technology-oriented SMEs. The long-term aim of the instrument is to strengthen the equity capital market and provide incentives to raise additional funds from private or public sector investors. V.25. Employment and Social Innovation (‘EaSI’) The EaSI Guarantee financial Instrument consists, inter alia, of the EaSI Microfinance Guarantee, which is the successor to the micro-credit guarantees under the European Progress Microfinance facility (“Progress Microfinance”). It will extend the support given to microcredit providers under Progress Microfinance. In addition, the EaSI Guarantee financial Instrument consists of the EaSI Social Entrepreneurship Guarantee, which is a new product, which will facilitate access to finance for social enterprises and support the development of the social investment market. The EIF prepares separate financial statements for EaSI. The Employment and Social Innovation funded instrument ("EaSI Funded Instrument") has been set up as a new sub-fund of the EU Microfinance FCP-FIS. This mandate is the successor of the European Progress Microfinance sub-fund which was launched in 2010 and has a target size of EUR 200 million, blending resources from the European Commission, the EIB and the EIF. EaSI Funded Instrument contributes to the development of the new social entrepreneurship ecosystem whilst at the same time consolidates the EIF's role in the microfinance market. The loan products provided by the EaSI Funded Instrument will address in particular the funding gap for small intermediaries, such as non-banks and small/niche banks (ethical banks for instance), which usually have limited access to deposit funding, as opposed to larger banks which, having access to secured funding for their lending activity, may seek additional risk coverage through guarantee instruments. 287

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 293 105 V.26. InnovFin SME Guarantee In the context of the “Access to Risk Finance Programme” of Horizon 2020 and specific programme provides for the establishment of a financial instrument for debt and a financial instrument for equity. A Risk-Sharing facility called InnovFin SME Guarantee has been structured in the form of a guarantee, using the EU’s contribution for first defaulted amount taking and the risk-taking capacity of the EIF for second-Defaulted Amount taking. The objective of the Facility is to incentivise Intermediaries to extend loans or financial leases to small and medium sized enterprises and Small Mid-caps with significant activities in Research, Development and Innovation. The EIF prepares separate financial statements for InnovFin SME Guarantee. V.27. GIF 2007 In the GIF 2007 under the Competitiveness and Innovation Framework Programme and the Technology Transfer Pilot Project (CIP/GIF 2007), the EIF is empowered to acquire, manage and dispose of investments, in its own name but on behalf and at the risk of the Commission. The EIF prepares separate financial statements for GIF 2007. V.28. Private Finance for Energy Efficiency (‘PF4EE’) Instrument The Private Finance for Energy Efficiency (‘PF4EE’) instrument is a joint agreement between the EIB and the European Commission that aims to address the limited access to adequate and affordable commercial financing for energy efficiency investments. The instrument targets projects which support the implementation of National Energy Efficiency Action Plans or other energy efficiency programmes of EU Member States. In December 2014, the European Commission and the EIB signed a Delegation Agreement establishing the financial Instrument PF4EE. The EIB prepares separate financial statements for PF4EE. V.29. Bundesministerium für Wirtschaft und Technologie The EIF manages funds on behalf of the German Bundesministerium für Wirtschaft und Technologie (Federal Ministry of Economics and Technology) and the European Recovery Programme. V.30. SME Initiative Bulgaria During 2016, in the context of the SME Initiative, the EIF and the Managing Authorities of Finland, Bulgaria, Romania and Italy entered into four separate Funding Agreements in respect of the implementation and management of a dedicated window, which shall be implemented in connection with a specific allocation under Horizon 2020 Financial Instruments dedicated to Finland, Bulgaria, Romania and accordingly in connection with COSME LGF for Italy. These SME Initiatives aim at providing uncapped guarantees in connection with Horizon 2020 for new portfolios of debt finance to eligible SMEs in the respective countries. The EIF prepares separate financial statements for SME Initiative Bulgaria. V.31. SMEG 2007 In the SMEG 2007 under the Competitiveness and Innovation Framework Programme (CIP/SMEG 2007), the EIF is empowered to issue guarantees in its own name but on behalf and at the risk of the Commission. The EIF prepares separate financial statements for SMEG 2007. V.32. SME Initiative Finland During 2016, in the context of the SME Initiative, the EIF and the Managing Authorities of Finland, Bulgaria, Romania and Italy entered into four separate Funding Agreements in respect of the implementation and management of a dedicated window, which shall be implemented in connection with a specific allocation under Horizon 2020 Financial Instruments dedicated to Finland, Bulgaria, Romania and accordingly in connection with COSME LGF for Italy. These SME Initiatives aim at providing uncapped guarantees in connection with Horizon 2020 for new portfolios of debt finance to eligible SMEs in the respective countries. The EIF prepares separate financial statements for SME Initiative Finland. V.33. DCFTA Initiative East (‘DCFTA’) The EIB and the European Commission signed on 19 December 2016 the Delegation Agreement for the Deep and Comprehensive Free Trade Area (‘DCFTA’). DCFTA Initiative East aims to strengthen economic development in the countries which have signed an association agreement with the EU - namely Georgia, Moldova and Ukraine - by providing targeted financial and technical support to SME’s in these three countries. As part of the DCFTA, the EIF implements and manages the Guarantee Facility Window. The EIB prepares separate consolidated financial statements for DCFTA including Guarantee Facility Window. EU4Business Team Europe Initially designed as the DCFTA East GF Phase 2, following the COVID-19 crisis and additional allocation, the facility is revised and re-named. The mandate is structured through a CA between the EC and the EIB, followed with a back-to-back agreement between EIB and EIF. EIF will provide capped guarantees (80% guarantee rate, portfolio cap up to 25%) in Armenia, Azerbaijan, Georgia, Moldova and Ukraine. 288

2024 FINANCIAL REPORT 294 106 V.34. Cultural and Creative Sectors Guarantee Facility The financial instrument, set-up under Creative Europe - the main EU programme dedicated to the cultural and creative sectors - will be managed by the EIF on behalf of the European Commission. The initiative will allow the EIF to provide guarantees and counter-guarantees to selected financial intermediaries to enable them to provide more debt finance to entrepreneurs in the cultural and creative arena. Loans generated are expected to support more than ten thousand SMEs in a wide range of sectors such as audio-visual (including film, television, animation, video games and multimedia), festivals, music, literature, architecture, archives, libraries and museums, artistic crafts, cultural heritage, design, performing arts, publishing, radio and the visual arts. The EIF prepares separate financial statements for Cultural and Creative Sectors Guarantee Facility. V.35. Neighbourhood Investment Facility (‘NIF’) Risk Capital Facility The NIF Risk Capital Facility is financed from the general budget of the EU. Its main purpose is focused on providing access to equity and debt finance to SMEs in the Southern Neighbourhood region to support private sector development, inclusive growth and private sector job creation. The Facility comprises a Financial Instrument Window which consists of equity and debt finance instruments and Additional Tasks Window which consists of the technical assistance services. The EIB prepares separate financial statements for Financial Instrument Window. V.36. European Neighbourhood and Partnership Instrument (‘ENPI’) The Framework Agreement between the EU and the EIB on the implementation of operations financed from the general budget of the European Union in the countries covered by the European Neighbourhood Policy is channelled through ENPI. The EIB prepares separate financial statements for ENPI. V.37. Guarantee Fund for Greek SMEs (‘GF Greece’) The Fund is a joint initiative between the Hellenic Republic, the European Commission and the EIB and was set up to support the lending to SMEs in Greece. Established by using unabsorbed Structural Funds for Greece, the Fund will guarantee EIB loans to SMEs via partner banks in Greece. The EIB prepares separate financial statements for GF Greece. V.38. InnovFin Equity The Horizon 2020 Financial Instruments aim to ease the access to risk financing for Final Recipients to support eligible Research and Innovation. This covers loans, guarantees, equity and other forms of risk finance. The Horizon 2020 Financial Instruments aim also to promote early-stage investment and the development of existing and new venture capital funds; improve knowledge transfer and the market for intellectual property; attracts funds for the venture capital market; and, overall; help to catalyse the transition from the conception, development and demonstration of new products and services to their commercialisation. The Horizon 2020 debt financial instrument also includes the implementation mechanism of the EU Contribution under the SME Initiative. The InnovFin Equity facility for early-stage aims at promoting early-stage investment and the development of existing and new venture capital funds providing equity finance for innovative enterprises, in particular in the form of venture or mezzanine capital in their early stage. The EIF prepares separate financial statements for InnovFin Private Equity. V.39. InvestEU Advisory Hub The InvestEU Regulation sets up the InvestEU Programme with a view to supporting the policy objectives of the Union by means of financing and investment operations that contribute to the sustainable development and competitiveness of the Union economy. InvestEU Advisory Hub support, provide project advisory, capacity building and market development support to promoters and intermediaries to create the InvestEU pipeline of projects. The Commission and the EIB signed an advisory agreement on the provision of eleven thematic advisory support initiatives covering policy and investment priorities under the Sustainable Infrastructure Window, Research, Innovation and Digitisation and SME Window, Social Investment and Skills Window and the Cross-Sectoral Window of the InvestEU Advisory Hub. The EIB prepares separate financial statements for InvestEU Advisory Hub. V.40. WB EDIF The Western Balkan Enterprise Development & Innovation Facility (‘WB EDIF’) is a joint initiative signed in December 2012 by the EC (‘DG ELARG’), EIB Group and the European Bank for Reconstruction and Development (‘EBRD’). It aims at improving access to finance for SMEs in the Western Balkans and to foster economic development in the region through the deployment of the Instrument for Pre-Accession Assistance (‘IPA’) funds. Within WB EDIF, the EIF acts as platform coordinator, Trustee on behalf of the EC for the Enterprise Expansion Fund (‘ENEF’), Trustee on behalf of the EC for the Enterprise Innovation Fund (‘ENIF’), and manager of the Guarantee Facility. The EIF prepares separate financial statements for WB EDIF. As a response to the COVID crisis and the successive energy crisis in the Western Balkans region, the Commission allocated to the EIF EUR 60 million for a guarantee facility to be deployed in the WB6 economies. Such guarantee facility would follow the model of the existing WB EDIF GF II, with the changes in the product necessary to make it fit for the different purpose. The facility will be labelled and deployed under the Western Balkan 289

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 295 107 Investment Framework (“WBIF”), a multi-IFI and multi-product platform regulated by the NDICI framework and serving as the main gateway for private sector development measures in the Western Balkans. The ultimate objective of the WB GF4SME resilience is to facilitate and increase access to, and availability of, finance for SMEs in the Western Balkans. The guarantees and counter-guarantees issued by the EIF under this facility shall cover portfolios of newly granted debt instruments provided for the ultimate benefit of SMEs which qualify as Final Beneficiaries under this agreement. The guarantees are financed by EU and are issued by the EIF in its own name but on account and risk of the EU. V.41. Instrument for Pre-accession Assistance II / III (‘IPA II / IPA III’) The Instrument for Pre-accession Assistance (‘IPA’) is the means by which the EU supports reforms in the 'enlargement countries' with financial and technical help. The EU pre-accession funds are also a sound investment into the future of both the enlargement region and the EU, helping the EU reaching its own objectives regarding a sustainable economic recovery, energy supply, transport, the environment, climate change, etc. The successors of IPA I, IPA II, and IPA III are implemented by the EIB, allocating resources from DG European Neighbourhood and Enlargement Negotiations (‘NEAR’) via the signature of various “Specific Grant Agreements”. Although, the IPA II Regulation applied until 31 December 2020, the implementation is still ongoing. The EIB prepares financial statements for specific grant agreements. V.42. Global Concessional Finance Facility (‘GCFF’) The objective of Global Concessional Finance Facility (‘GCFF’) is to support middle income countries in the Middle East and North Africa (‘MENA’) region impacted by the influx of refugees through the provision of concessionally to Multilateral development banks (‘MDB’) financing and improved coordination. EIB has implemented the GCFF Jordan Private Sector Guarantee Facility comprising partial portfolio guarantees to local financial intermediaries, either banks or microfinance institutions. The Facility provides partial risk protection to financial intermediaries in form of guarantees on underlying debt-financing granted to MSMEs on a portfolio basis. V.43. EU support to Boost Africa The EU Support to Boost Africa is a joint initiative between the EIB and the African Development Bank. Its core objectives are to enable and enhance entrepreneurship and innovation across Africa in a commercially viable way and to address a current gap in the Sub-Saharan market, by providing early stage venture capital paired with skills development. The Facility comprises a Financial Instrument Window, which consists of equity and quasi-equity instruments, and Additional Tasks Window, which consists of the technical assistance services. The EIB prepares separate financial statements for Financial Instrument Window. V.44. Greater Anatolia Guarantee Facility (‘GAGF’) Under the GAGF signed in May 2010, the EIF manages the Instrument for Pre-Accession Assistance (IPA) funds allocated for the Regional Competitiveness Operational Programme by the European Union and Türkiye. The facility provides tailor-made financial help to SMEs and micro-enterprises in Türkiye’s least developed provinces in partnership with major Turkish banks. The EIF prepares separate financial statements for GAGF. V.45. AECID This partnership agreement signed between the Kingdom of Spain (the Spanish Agency for International Development Cooperation (‘AECID’)) and the EIB was set up to invest in operations in the countries covered by the FEMIP together with Mauritania (the “Southern Mediterranean region”), targeting mainly risk capital activities involving micro and SMEs as well as engaging in the wider development of the private sector in the region. The EIB prepares separate financial statements for AECID. V.46. German Future Fund Growth Facility (‘GFFGF’) German coalition government programme, which foresees the development of equity instruments with a particular focus on digitalisation and clean-tech (overall targeted volume EUR 10 billion) called the German Future Fund. A potential amount of up to EUR 3 billion could be allocated to the EIF for investments into German growth funds and co-investments in companies in a delegated way, or via blind-pool co-investment vehicles. The mandate will have an investment period for initial commitments in funds over 10 years. V.47. SME Initiative Malta In 19 January 2015, the European Commission, the EIB and the ElF signed an amendment to the Horizon 2020 delegation agreement setting out the terms and conditions applicable to certain terms of the dedicated window corresponding to the SME Initiative and the contribution of the EU to such dedicated windows of the Horizon 2020 Financial Instruments. SME Initiatives in Spain and Malta were launched in the previous year. The EIF prepares separate financial statements for SME Initiative Malta. 290

2024 FINANCIAL REPORT 296 108 V.48. EFSI-EIAH Please refer to paragraph Z.21. above. V.49. Neighbourhood Investment Facility (‘NIF’) Trust Fund The NIF Trust Fund, which is managed by the EIB was set up to achieve the strategic objective of the European Neighbourhood Policy (‘ENP’) through targeted funding with particular focus on establishing better and more sustainable energy and transport interconnections, improving energy efficiency and promoting the use of renewable energy sources, addressing climate change as well as threats to the environment more broadly and promoting smart, sustainable and inclusive growth through support to SMEs, to the social sector including human capital development, and to municipal infrastructure development. The EIB prepares separate financial statements for NIF Trust Fund. V.50. NDICI IW1 and IW4 The Neighbourhood, Development and International Cooperation Instrument (‘NDICI’) – Global Europe Regulation entered into force on 14 June 2021. It replaces and merges most of the EU’s existing external financing instruments by bringing them into one broad regulation. The financing operations undertaken in the past under the External Lending Mandate (‘ELM’), the Cotonou Mandate (including the ACP Investment Facility and EIB own resources lending in the ACP countries supported by the EU Member States comprehensive guarantee), and the External Investment Plan / EFSD are to be fully integrated into EFSD+. This regulation establishes the overall framework for the EIB operations outside EU under the 2021-2027 MFF, in particular to support the EU policies in the Neighbourhood, Sub-Saharan Africa, Asia and the Pacific, Americas and the Caribbean. NDICI Investment Window 1 (‘IW1’) and Investment Window 4 (‘IW4’) are dedicated investment windows formalised in separate Guarantee Agreements under which, the EU providing risk cover for guaranteed EIB loan operations in Africa, Caribbean, and Pacific. The EIB prepares separate financial statements both for NDICI IW1 and IW4. V.51. Facility for Euro-Mediterranean Investment and Partnership (‘FEMIP’) Trust Fund The FEMIP Trust Fund, which is also managed by the EIB, was set up to enhance the existing activities of the EIB in the Mediterranean Partner Countries, with the support of a number of donor countries and with a view of directing resources to operations in certain priority sectors through the provision of technical assistance and risk capital. The EIB prepares separate financial statements for FEMIP Trust Fund. V.52. Joint European Support for Sustainable Investment in City Areas (‘JESSICA’) Holding Funds JESSICA is an initiative developed by the European Commission and the EIB, in collaboration with the Council of Europe Development Bank. JESSICA Holding Funds are used in the context of the JESSICA initiative. Under new procedures, Managing Authorities are being given the option of using some of their EU grant funding to make repayable investments in projects forming part of an integrated plan for sustainable urban development. As manager, EIB gathers the funding received from the Managing Authorities and invests it in Urban Development Funds, according to investment guidelines agreed with the donors. V.53. Eastern Partnership Technical Assistance (‘EPTA’) Trust Fund The EPTA Trust Fund is focused on increasing the quality and development impact of EIB Eastern Partnership operations by offering a multi-purpose, multi-sector funding facility for technical assistance. It will be complementary to the Neighbourhood Investment Facility. The EIB prepares separate financial statements for EPTA Trust Fund. V.54. MAP Guarantee This resource is split equally between private equity and guarantee products. The equity segment known as ESU 1998 (‘G&E’) and ESU 2001 (‘MAP’) covers the ETF start-up investments. The guarantees segment known as SMEG 1998 G&E and SMEG 2001 MAP, provides guarantees against the beneficiary’s undertaking. The EIF prepares separate financial statements for MAP Guarantee. V.55. Risk-Sharing Finance Facility (‘RSFF’) The RSFF has been established under the Co-operation Agreement that entered into force on 5 June 2007 between the European Commission on behalf of the European Union and the EIB. The RSFF aims to foster investment in research, technological development and demonstration, and innovation. As part of the RSFF, the EIF set up the Risk Sharing Instrument (‘RSI’) for innovative and research oriented SMEs and small mid-caps. The RSI provides guarantees to banks and leasing companies for loans and financial leases to research-based SMEs and small Mid-Caps. The EIB prepares separate consolidated financial statements for RSFF including RSI. 291

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 297 109 V.56. Baltic Innovation Fund (‘BIF’) BIF, signed in September 2012, is a fund-of-funds, structured as a partnership, which invests in venture capital and private equity funds and focused on the Baltic region. It is funded jointly by the EIB Group and the following Baltic national agencies: Fund KredEx in Estonia, Latvijas Garantiju Agentiira in Latvia and lnvesticiju ir verslo garantijos in Lithuania. The EIF prepares separate financial statements for BIF. Baltic Innovation Fund 2 (“BIF 2”) is a successor Fund of Funds to the EIF managed BIF. The BIF 2 is envisaged to have an identical structure to BIF (virtual FoF that minimises costs and enables synergies with similar initiatives), with a slightly increased size of EUR 156 million (BIF size is EUR 130 million). The three Baltic States would commit in aggregate EUR 78 million (EUR 26 million each) alongside EUR 78 million from EIF-managed RCR resources. The EIF will act as a manager of the facility. BIF 2 would be more focused towards the growth capital to complement the local initiatives for early stage investments. The target level of contributions by the three Baltic NPIs is as follows: • KredEx (Estonia): EUR 26 million, • Altum (Latvia): EUR 26 million, • INVEGA (Lithuania): EUR 26 million. V.57. TTA Türkiye TTA Türkiye is an initiative designed by the EIF in cooperation with the Ministry of Science, Industry and Technology (‘MoSIT’), the Scientific and Research Council of Türkiye (‘TÜBITAK’), the Delegation of the European Union to Türkiye and the DG Regional Policy of the European Commission. TTA Türkiye is co-financed by the EU and the Republic of Türkiye under the Regional Development Component of the Instrument for Pre-Accession Assistance (‘IPA’) funds and managed by the EIF. TTA Türkiye aims at achieving two objectives: setting-up a financially sustainable fund by facilitating the commercialisation of scientific research and development (‘R&D’) confined in universities and research centres and catalysing development of the technology transfer market in Türkiye, with a particular emphasis on spill-overs to the less developed/developing regions of Türkiye. V.58. SME Initiative for Spain On 26 January 2015, the Delegation Agreement between the Kingdom of Spain and European Investment Fund was signed. The EIF will provide uncapped guarantees for new portfolios of debt finance to eligible SMEs and securitisation of existing debt finance to SMEs and other enterprises with less than 500 employees and/or new portfolios of debt finance to SMEs. The EU contribution to the SME Initiative for Spain, received by the EIF, is subject to the treasury asset management to be carried out by the EIB, which is governed by the signed Asset Management Side Letter between the European Investment Fund and the European Investment Bank. The EIF prepares separate financial statements for SME Initiative for Spain. V.59. Natural Capital Finance Facility (‘NCFF’) NCFF is a joint agreement between the EIB and the European Commission which aims to address market gaps and barriers for revenue generating or cost saving projects that are aimed at preserving natural capital, including climate change adaptation projects and thereby to contribute to the achievement of EU and Member States' objectives for biodiversity and climate change adaptation. The EIB prepares separate financial statements for NCFF. V.60. Joint Assistance to Support Projects in European Regions (‘JASPERS’) JASPERS is a technical assistance facility between the EIB and the European Commission. The strategic objective is assisting in the quality and timely delivery of projects in the Cohesion Policy, Connecting Europe Facility, Instrument for Pre-Accession Assistance and the Just Transition by providing targeted advisory support to the relevant counterparts during the whole life cycle of projects starting from identification of pipelines, selection and prioritization, development and approval of Cohesion Policy funds, Connecting Europe Facility and Just Transition Fund projects; as well as for the financial closing of projects and their subsequent implementation and completion. The EIB prepares separate financial statements for JASPERS. V.61. Polish Growth Fund-of-Funds (‘PGFF’) PGFF, signed in April 2013, is a fund-of-funds, structured as a partnership, which invests in venture capital and private equity funds and focused on Poland. It is funded jointly by the EIB Group and the Bank Gospodarstwa Krajowego. The EIF prepares separate financial statements for PGFF. V.62. Demand side management, Social Infrastructures, Renewables and Energy Efficiency (‘DESIREE’) DESIREE is a programme that was approved under the Thematic Blending Facility and will support greater investment in energy efficiency and electrification of social infrastructure such as schools and hospitals. The programme includes grants for technical assistance and programme management as well as investment grants and financial instruments. The EIB prepares separate financial statements for DESIREE. V.63. MAP Equity Under the Multi-Annual Programme (MAP) for enterprises and entrepreneurship, the EIF manages resources on behalf and at the risk of the EC. The EIF prepares separate financial statements for MAP Equity. 292

2024 FINANCIAL REPORT 298 110 V.64. Multi-Regional Guarantee Platform for Italy (‘AGRI’) The Italian Agri Platform was formally launched with the signing of the Funding Agreement between the EIF and 6 Italian Regions (Veneto, Emilia Romagna, Umbria, Campania, Calabria, Puglia). Two additional Italian Regions (Piemonte and Toscana) joined in 2018. The Agriculture Platform in Italy is using Structural funds from European Agricultural Fund for Rural Development (‘EARFD’) to deploy the financial instrument using each participating Rural Development Programme (‘RDP’) resources to cover the first losses. The aim of the Platform is to steer the Regional Managing Authorities towards standard products, to foster new business at regional level while supporting new lending to farmers and agri-businesses. V.65. GEEREF Under the Global Energy Efficiency and Renewable Energy Fund (‘GEEREF’), EIF has been acting since December 2007 as investment advisor. GEEREF is supported by the EC, the Federal Government of Germany and the Kingdom of Norway and its objective is to invest primarily in regional funds with assets in projects and companies involved in energy efficiency and renewable energy enhancing access to clean energy in developing countries and economies in transition. The GEEREF business development is formally delegated to the EIB under a sub-advisory agreement. V.66. fi-compass "fi-compass” is a platform for advisory services under Cohesion Funds, more generally referred to as shared management funds, provided by the European Commission in partnership with the EIB. It provides technical assistance supporting stakeholders in the development of the necessary knowledge base and administrative capacity for the purposes of the implementation of financial instruments and disseminating good practices among Member States. V.67. Student Loan Guarantee Facility (‘Erasmus’) Under the European Structural Investment Fund (‘ESIF’), Member States appointed EIF to manage ESIF funds as Holding Fund manager since November 2015. The ESIF initiative is aimed at promoting SME access to finance and financial engineering products, such as private equity funds, guarantee funds and loan funds. EIF is currently managing 2 ESIF Funding Agreements signed with Member States and regions: Basse-Normandie and Languedoc-Roussillon. The EIF prepares separate financial statements for Student Loan Guarantee. V.68. Central Europe Fund of Funds (‘CEFoF’) CEFoF is a fund-of-funds initiative created by the EIF in close cooperation with the governments and national agencies of Austria, Czech Republic, Slovakia, Hungary and Slovenia (the Central European countries) to boost equity investments into SMEs and small mid-caps across the region, establishing a sound market-based risk financing infrastructure, implementing the best market standards for equity investments in businesses and attracting institutional investors and investment managers to Central Europe. V.69. Alpine Growth Investment Platform (‘AlpGIP’) In September 2017, the EIF launched an innovative regional equity platform (non-corporate structure) targeting the late venture capital and growth segment in the EU Alpine Macroregion. The Italian regions Lombardia, Piemonte, Val d’Aosta and Alto Adige (Bolzano region) have already invested in the Platform. Other regions are expected to join at a later stage. V.70. KBC Climate & Infrastructure Private Investors Partnership A EUR 200 million mandate signed between KBC Insurance and the EIF to top-up investment in funds of the Infrastructure and Climate Funds mandate, investing in renewable energy (production, storage and distribution), energy efficiency, smart green cities, digital and sustainable transport infrastructure. The mandate is expected to contribute to the climate focus of the EIF portfolio and the objectives of the EIB Climate Bank Roadmap, while meeting the financial targets set by the Parties. V.71. GEF-UNEP This is a Global Environment Facility (‘GEF’) in cooperation with United Nations Environment Programme (‘UNEP’) for the execution of the Technical Assistance supporting the identification, selection and design of future investments which are primarily capital investment projects with outcomes leading to nutrient reduction, which will indirectly contribute to the long-term outcome of depollution of the Mediterranean Sea. V.72. Technical Assistance for Eastern Partnership Investment in Connectivity (‘EPIC’) EPIC is a technical assistance facility under the Neighbourhood Investment Platform (‘NIP’) which contributes to improve connectivity both within the Eastern Partnership region and between the Eastern Partnership countries and the EU. EIB prepares separate financial statements for EPIC. V.73. European Technology Facility (‘ETF’) Under the ETF Start-Up Facility, the EIF is empowered to acquire, manage and dispose of ETF start-up investments, in its own name but on behalf of and at the risk of the EC. 293

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 299 111 V.74. German Corona Matching Facility (CMF) The German government, as part of its COVID-19 crisis measures for the German economy, aims to provide automatic and standardised pari-passu co-investments to VC funds for all German portfolio companies in all financing rounds until 30 June 2021. V.75. FoF mandates (virtual) A successor Luxembourg Future Fund 2 (‘LFF’) mandate focusing on early stage, growth, mezzanine and co-investments with a pre-defined Luxembourg angle (Luxembourg Economic Substance Criteria). LFF 2 investments operations will take place in the form of primary fund commitments as well as co-investments (via SPVs). The LFF 2 investment strategy has been widened (compared to LFF 1), to also encompass private equity and hybrid debt-equity strategies in addition to VC. Investments will focus on innovative companies across green technologies, general ICT, new space technologies, medical technologies as well as financial technologies (list being non-exhaustive). LFF 2 is a virtual structure with a mandate bank account. V.76. EFSD Guarantee – SME "Access to Finance Initiative" The EFSD Guarantee - “SME Access to Finance Initiative” is a guarantee facility targeting SMEs, underserved entrepreneurs with a particular focus on young entrepreneurs, female entrepreneurs, start-ups and certain other groups in certain target countries and with the overriding objective of addressing some of the root causes of migration. The Programme aims to provide local banks and financial institutions selected by EIB with first loss credit protection for portfolios of loans extended to, and bank guarantees and letters of credit opened for, SMEs or micro-SMEs managed or owned by these underserved entrepreneurs who have less access to finance than other entrepreneurs because their local financial institutions associate them with higher levels of risk. The target countries will be located in the eastern and southern European Neighbourhood. The EIB prepares separate financial statements for the programme. V.77. Mezzanine Dachfonds für Deutschland (‘MDD’) The MDD in an investment programme signed in June 2013 and funded by the German Federal Ministry of Economics and Technology (‘BMWi’) and various institutions of the Federal states to subscribe into hybrid debt and equity funds investing in German Mid-Caps. V.78. Technical Assistance for Regions Undergoing a Green Energy Transition (‘TARGET’) TARGET is a technical assistance facility to assist Coal+ Regions with the identification and development of Clean Energy Projects and Energy Efficiency Projects, as well as the creation of investments and sustainable jobs on the ground, moving away from Coal+ based activities. The EIB prepares separate financial statements for TARGET. V.79. EU Trade and Competitiveness Program (‘EUTCP’) In line with the EU policy objectives of boosting economic growth, supporting private sector development, enhancing regional integration and climate change mitigation and adaptation, EIB joins forces with the European Commission to develop the EUTCP. The EUTCP does combine: (i) EIB long-term Loan for Value Chains with; (ii) a guarantee instrument (Risk Sharing Facility); and (iii) technical assistance (Expert Support Facility) to address market failures in the selected countries. It also represents a strategically important initiative for the EIB for its positioning in the respective countries. It is expected that the Program will result in significant investments in SMEs along selected value chains in the target countries as it enables new guarantee instruments that will complement EIB’s classical products. The EIB prepares separate financial statements for Risk Sharing Facility of EUTCP. V.80. G43 Trust Fund Under G43 Anatolian Venture Capital Fund, signed in August 2012, the EIF is entrusted with a mandate by Central Finance Unit of Türkiye (‘CFCU’). It is dedicated to make investments in SMEs in South-Eastern Anatolia region of Türkiye. The EIF prepares separate financial statements for the G43. V.81. EU4Business Guarantee Facility EU4Business Guarantee Facility financed from the general budget of the EU under NIP, represents an extension (Phase II) of the first phase of the DCFTA Initiative, intended to support the economic development of the Eastern Partnership countries (Ukraine, Georgia and Moldova). The Facility focuses on SMEs that are operating in the following exporting sectors: Agriculture, Manufacturing or Information Technologies. It is designed to address market failures in the selected countries, through the provision of SME portfolio guarantees to local banks and other financial intermediaries, enabling them to enhance transaction terms and conditions and thus improve access to finance for SMEs. The EIB mandated EIF with the implementation and management of the Guarantee Facility. V.82. AIP Zambia The “Zambia Agriculture Value Chain Facility Programme” developed under the Africa Investment Platform (‘AIP’) aims to support the government of Zambia's policy objectives to reduce rural poverty and malnutrition and to improve rural livelihoods. The EIB Project aims to address market failures in the agriculture value chains by supporting the access to finance for private agriculture value chain actors through financial intermediaries, 294

2024 FINANCIAL REPORT 300 112 as well as by strengthening the capacity of financial intermediaries to lend to those actors. The EIB prepares separate financial statements for the programme. V.83. AIP Kulima The “Support for Kulima Access to Finance Programme” developed under the Africa Investment Platform (‘AIP’) comprises an intermediated facility for on-lending to eligible private agri-food sector investments in Malawi. It aims to promote sustainable agricultural growth to increase incomes, employment and food security in the context of a changing climate. The EIB prepares separate financial statements for the programme. V.84. Technology Transfer Pilot Project (‘TTP’) Under the TTP, financed by the EC and signed in November 2008, the EIF has supported a technology transfer structure through pre-seed funding and seed funding. The EIF prepares separate financial statements for TTP. V.85. LfA-EIF Facility LfA-EIF Facility, signed in 2009, is a joint EIF and LfA Förderbank Bayern venture providing investments to support technology-oriented early and expansion stage companies in the region of Bavaria, Germany. V.86. Green for Growth Fund (‘GGF’) The Green for Growth Fund was set up by the EIF in December 2009 and focuses on energy efficiency financings in South East Europe including Türkiye. V.87. MS-C - Member State Compartments MS-C Malta Based on the EIF’s longstanding relationship with the Managing Authority (“MA”) and the positive track-record in implementing financial instruments in Malta, the Maltese government has requested the EIF to provide continuation to the SME Initiative (successfully implemented in the country) with the InvestEU SME Competitiveness uncapped guarantee to be financed via the Member State-Compartment (“MS-C”) with a combination of ERDF and national resources. Due to limitations in the regulation, the Maltese government can only earmark EUR 9.48 million from their ERDF operational programme. They will therefore increase the amount to EUR 16.55 million, using EUR 7.07 million of own budgetary resources (which is in line with the initial amount of the two previous initiatives, JEREMIE and SME Initiative). The Maltese MA has indicated that additional resources may be added after 2025, targeting a total size of EUR 30 million (subject to the amendment of the Contribution Agreement and relevant legal documentation). 295

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 301 113 Statement of Special Section(1) as at 31 December 2024 and 31 December 2023 (in EUR ‘000) ASSETS 31.12.2024 31.12.2023 Mediterranean Countries From resources of the European Union Disbursed loans outstanding 2,407 3,415 Risk capital operations - amounts to be disbursed 19,656 21,523 - amounts disbursed 24,254 26,319 43,910 47,842 Total(2) 46,317 51,257 · Lomé Conventions Operations from risk capital resources - amounts disbursed 53,137 67,964 Total(3) 53,137 67,964 Total 99,454 119,221 LIABILITIES 31.12.2024 31.12.2023 Funds under trust management Under mandate from the European Union - Financial Protocols with the Mediterranean Countries 26,661 29,734 - Lomé Conventions 53,137 67,964 Total funds under trust management 79,798 97,698 Funds to be disbursed On loans and risk capital operations in the Mediterranean countries 19,656 21,523 Total funds to be disbursed 19,656 21,523 Total 99,454 119,221 For information: Total amounts disbursed and not yet repaid on loans on special conditions made available by the Commission in respect of which the Bank has accepted an EU mandate for recovering principal and interest: a) Under the First, Second and Third Lomé Conventions as at 31 December 2024 EUR ‘000 152,968 (2023: EUR ‘000 172,152). b) Under Financial Protocols signed with the Mediterranean Countries as at 31 December 2024 EUR ‘000 16,939 (2023: EUR ‘000 21,004). In the context of the European Union – European Development Finance Institutions Private Sector Development Facility, the implementation agreement for the Guarantee Component was signed on 20 August 2014. The total amount of the EU guarantee to be issued is EUR ‘000 38,920 as at 31 December 2024 (2023: EUR ‘000 38,920). Note (1): The Special Section was set up by the Board of Governors on 27 May 1963. Under a decision taken on 4 August 1977, its purpose was redefined as being that of recording financing operations carried out by the European Investment Bank for the account of and under mandate from third parties. However, for the Investment Facility under the Cotonou Agreement, the EU-Africa Infrastructure Trust Fund, the Neighbourhood Investment Facility (‘NIF’) Trust Fund and the FEMIP Trust Fund, separate financial statements are presented. Additionally, since 2005, the EIB prepares financial statements of different types for other mandates. The Statement of Special Section reflects amounts disbursed or to be disbursed, less cancellations and repayments, under mandate from the European Union and the Member States. Amounts disbursed and to be disbursed and funds received and to be received are carried at nominal value. No account is taken in the Statement of Special Section of provisions or value adjustments, which may be required to cover risks associated with such operations except for definite write-offs. Amounts in foreign currency are translated at exchange rates prevailing on 31 December. 296

Note (2): Initial amount of contracts signed for financing projects in the Maghreb and Mashreq countries, Malta, Cyprus, Türkiye and Greece (EUR 10 million lent prior to accession to the EC on 1 January 1981) under mandate, for the account and at the risk of the European Union.

Initial amount:			840,457
less:	exchange adjustments	57,005	
	cancellations	181,068	
	repayments	556,067	
			-794,140
			46,317

Note (3): Initial amount of contracts signed for financing projects in the African, Caribbean and Pacific States and the Overseas Countries and Territories ('ACP-OCT') under mandate, for the account and at the risk of the European Union:

Loans from risk capital resources:			
Conditional and subordinated loans		3,116,097	
Equity participations		121,002	
Initial amount:			3,237,099
add:	capitalised interests		9,548
less:	cancellations	759,387	
	repayments	2,378,774	
	exchange adjustments	55,349	
			-3,193,510
			53,137

Note W – Capital and Reserves

W.1. Share capital and reserves

The European Investment Bank (EIB), the financing institution of the European Union, was created by the Treaty of Rome of 25 March 1957. The members of the EIB are the Member States of the European Union, who have all subscribed to the Group's capital. The subscribed capital of the Bank amounts to EUR 248,795,606,881 (31 December 2023: EUR 248,795,606,881) and the uncalled capital to EUR 226,604,891,420 as of 31 December 2024 (31 December 2023: EUR 226,604,891,420).

New Member States or Member States that increase their share in the Bank's subscribed capital pay their part of the called capital plus their part of the reserves, provisions equivalent to reserves and similar amounts, normally in several equal instalments over the course of several years. The Accession Treaties and/or the Board of Governors decisions to increase the Bank's capital establish the specific modalities of such payments, including the calculation of the share of the new Member States in the Bank's capital, which is normally based on the national GDP figures officially published by Eurostat.

On 29 March 2017, the United Kingdom notified the European Council of its decision to withdraw from the European Union ("EU") pursuant to Article 50 of the Treaty on European Union ("TEU"). As of 1 February 2020, in accordance with Article 50 TEU and the Agreement on the withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community (the "Withdrawal Agreement"), the United Kingdom ceased to be an EU Member State. The withdrawal of the United Kingdom from the EU automatically resulted in the termination of its membership of the European Investment Bank ("EIB") and its share of the EIB's subscribed capital.

Effective 1 February 2020, the share of the United Kingdom in respect of the EIB's subscribed capital was fully replaced by a pro rata capital increase of the remaining EU Member States. This capital replacement (Symmetrical Capital Replacement) covered both the called part as well as the uncalled part of the subscribed capital of the United Kingdom in the EIB. The replacement of the called part was financed by converting EIB reserves into subscribed capital. As a result of the capital increase, each remaining EU Member State increased pro rata its uncalled (but callable) stake in the EIB's subscribed capital.

On 1 March 2020, the subscribed capital increased (Asymmetrical Capital Increase) from EUR 243,284,154,500 to EUR 248,795,606,881 by virtue of the contributions of Poland and Romania (by EUR 5,386,000,000 and EUR 125,452,381, respectively). The contributions to the Subscribed capital called and to the Reserves amount to EUR 0.5 million and EUR 1.1 million respectively. The total amount to be paid by the Member States has been equally spread over ten equal semi-annual instalments due on 31 December 2020, 30 June 2021, 31 December 2021, 30 June 2022, 31 December 2022, 30 June 2023, 31 December 2023, 30 June 2024, 31 December 2024 and 30 June 2025.

The instalments due including 31 December 2024 were settled in full.

The amount of EUR '000 162,774 shown in the balance sheet under the caption "*Subscribed capital and reserves, called but not paid*" contains the discounted amount receivable (EUR '000 159,848) from the Member States Poland and Romania following the Asymmetrical Capital Increase on 1 March 2020.

Voting powers in the Bank's Board of Governors and Board of Directors are established partly on the share of capital subscribed by each Member State, partly on different criteria, set forth in Articles 8 and 10 of the Bank's statute, applied jointly or exclusively depending on the specific voting procedure.

W.2. Capital management

Maintaining a strong capital position is one of the major objectives of the Group. The Group's own funds for capital adequacy purposes comprise called capital plus reserves. The Group's capital is entirely composed of Core Equity Tier 1 instruments. In addition, the Group benefits from uncalled subscribed capital, which can be called by the Bank if the need arises. The Group plans its capital on a forward-looking basis in accordance with its operational plan and risk tolerance.

297 **2024** FINANCIAL REPORT

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 303 115 The Group is not subject to prudential supervision and does not fall within the scope of application of the European Union’s (EU) legislation applicable to credit institutions. However, reflecting its statutory duty to conform with best banking practice (‘BBP’), the EIB aims to comply both at individual and consolidated level with relevant EU banking legislative acts and guidelines, to the extent determined by the competent governing bodies and in line with the BBP Guiding Principles approved. This includes, in particular, the Capital Requirements Directive (Directive 2013/36/EU) and Capital Requirements Regulation (Regulation 575/2013), as amended from time to time, which translates the Basel Committee on Banking Supervision (‘BCBS’) standards (such as Basel III principles) into EU legal framework. The Group proactively monitors and implements current and upcoming EU prudential banking regulatory requirements as part of its BBP Framework5. The Group’s Common Equity Tier 1 ratio, calculated in accordance with the Capital Requirements Regulation, as applicable to the EIB and based on the EIB Group Consolidated Financial Statements under EU Accounting Directives decreased from 31.8% at the end of 2023 to 30.7% at the end of 2024, essentially due to the delivery of new lending and equity business at a higher risk, which was partially compensated by the retained annual surplus. As at 31 December 2024, and based on the statutory financial statements, the Bank’s Core Equity Tier 1 ratio stood at 31.7% (33.1% at the end of 2023). 5 Please refer to the Best Banking Practice Guiding Principles of the European Investment Bank, publicly available in its website. 298

2024 FINANCIAL REPORT 304 116 Note X – Conversion rates The following conversion rates were used for establishing the consolidated balance sheet at 31 December 2024 and 2023: 31.12.2024 31.12.2023 Non-euro currencies of EU member states Bulgarian Lev (BGN) 1.9558 1.9558 Czech Koruna (CZK) 25.1850 24.7240 Danish Krone (DKK) 7.4578 7.4529 Hungarian Forint (HUF) 411.3500 382.8000 Polish Zloty (PLN) 4.2750 4.3395 Romanian Leu (RON) 4.9743 4.9756 Swedish Krona (SEK) 11.4590 11.0960 Non-EU currencies Armenian Dram (AMD) 410.4300 446.8700 Australian Dollar (AUD) 1.6772 1.6263 Azerbaijani Manat (AZN) 1.7587 1.8762 Brazilian Real (BRL) 6.4253 5.3618 Canadian Dollar (CAD) 1.4948 1.4642 Swiss Franc (CHF) 0.9412 0.9260 Chinese Renminbi (CNY) 7.5833 7.8509 Colombian Peso (COP) 4,567.4700 4,286.2500 Dominican Peso (DOP) 63.0861 64.0779 Egyptian Pound (EGP) 52.6893 34.1970 Ethiopian Birr (ETB) 130.4620 61.9830 Pound Sterling (GBP) 0.8292 0.8691 Georgian Lari (GEL) 2.8845 2.9486 Hong Kong Dollar (HKD) 8.0686 8.6314 Indian Rupees (INR) 88.9335 91.9045 Jordanian Dinar (JOD) 0.7355 0.7845 Japanese Yen (JPY) 163.0600 156.3300 Kenyan Shilling (KES) 133.6900 173.2000 Kazakhstani Tenge (KZT) 544.3200 501.9600 Moroccan Dirham (MAD) 10.4987 10.9113 Moldovan Leu (MDL) 18.9700 19.0900 Mexican Peso (MXN) 21.5504 18.7231 Norwegian Krone (NOK) 11.7950 11.2405 New Zealand Dollar (NZD) 1.8532 1.7504 Serbian Dinars (RSD) 116.8300 117.1600 Russian Ruble (RUB) 113.8719 99.6831 Tunisia Dinar (TND) 3.3039 3.3866 Turkish Lira (TRY) 36.7372 32.6531 Tanzanian Shilling (TZS) 2,490.2400 2,772.5300 Ukraine Hryvnia (UAH) 43.5377 42.1175 Ugandan Shilling (UGX) 3,812.0000 4,178.0000 United States Dollar (USD) 1.0389 1.1050 Central African CFA Franc (XAF) 655.9570 655.9570 West African CFA Franc (XOF) 655.9570 655.9570 South African Rand (ZAR) 19.6188 20.3477 299

EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 304 116 Note X – Conversion rates The following conversion rates were used for establishing the consolidated balance sheet at 31 December 2024 and 2023: 31.12.2024 31.12.2023 Non-euro currencies of EU member states Bulgarian Lev (BGN) 1.9558 1.9558 Czech Koruna (CZK) 25.1850 24.7240 Danish Krone (DKK) 7.4578 7.4529 Hungarian Forint (HUF) 411.3500 382.8000 Polish Zloty (PLN) 4.2750 4.3395 Romanian Leu (RON) 4.9743 4.9756 Swedish Krona (SEK) 11.4590 11.0960 Non-EU currencies Armenian Dram (AMD) 410.4300 446.8700 Australian Dollar (AUD) 1.6772 1.6263 Azerbaijani Manat (AZN) 1.7587 1.8762 Brazilian Real (BRL) 6.4253 5.3618 Canadian Dollar (CAD) 1.4948 1.4642 Swiss Franc (CHF) 0.9412 0.9260 Chinese Renminbi (CNY) 7.5833 7.8509 Colombian Peso (COP) 4,567.4700 4,286.2500 Dominican Peso (DOP) 63.0861 64.0779 Egyptian Pound (EGP) 52.6893 34.1970 Ethiopian Birr (ETB) 130.4620 61.9830 Pound Sterling (GBP) 0.8292 0.8691 Georgian Lari (GEL) 2.8845 2.9486 Hong Kong Dollar (HKD) 8.0686 8.6314 Indian Rupees (INR) 88.9335 91.9045 Jordanian Dinar (JOD) 0.7355 0.7845 Japanese Yen (JPY) 163.0600 156.3300 Kenyan Shilling (KES) 133.6900 173.2000 Kazakhstani Tenge (KZT) 544.3200 501.9600 Moroccan Dirham (MAD) 10.4987 10.9113 Moldovan Leu (MDL) 18.9700 19.0900 Mexican Peso (MXN) 21.5504 18.7231 Norwegian Krone (NOK) 11.7950 11.2405 New Zealand Dollar (NZD) 1.8532 1.7504 Serbian Dinars (RSD) 116.8300 117.1600 Russian Ruble (RUB) 113.8719 99.6831 Tunisia Dinar (TND) 3.3039 3.3866 Turkish Lira (TRY) 36.7372 32.6531 Tanzanian Shilling (TZS) 2,490.2400 2,772.5300 Ukraine Hryvnia (UAH) 43.5377 42.1175 Ugandan Shilling (UGX) 3,812.0000 4,178.0000 United States Dollar (USD) 1.0389 1.1050 Central African CFA Franc (XAF) 655.9570 655.9570 West African CFA Franc (XOF) 655.9570 655.9570 South African Rand (ZAR) 19.6188 20.3477 EIB GROUP CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS 305 117 Note Y – Related party transactions Y.1 Associates (in EUR ’000) The amounts included in the consolidated financial statements concerning associates are disclosed as follows: 31.12.2024 31.12.2023 Shares and other variable-yield securities 901,147 819,306 Result on financial operations 24,498 -61,750 Undisbursed private equity / venture capital operations 694,924 832,648 Y.2 Key Management Personnel (in EUR ’000) The Group has identified members of the Board of Directors, the Audit Committee, the Management Committee and the Directors General heading the different EIB organisational directorates, as well as the head of Internal Audit independent department, as key management personnel. Key management personnel compensation for the relevant reporting periods, included within General administrative expenses (Note P), is disclosed in the following table: 2024 2023 Short-term benefits(1) 12,104 11,203 Post-employment benefits(2) 1,028 912 Termination benefits 398 556 Total 13,530 12,671 (1) Short-term employee benefits comprise salaries and allowances, bonuses and social security contributions of the Management Committee, the GRCO, Directors General and other Directors, and benefits paid to the members of the Board of Directors and the Audit Committee. (2) Post-employment benefits comprise pensions and expenses for post-employment health insurance paid to members of the Management Committee, the GRCO, the Directors General and other Directors. There were neither advances or credit granted to key management personnel, nor commitments entered into on their behalf by way of guarantee of any kind. Open balances with key management personnel as at 31 December 2024 comprise the compulsory and optional supplementary pension plan and health insurance scheme liabilities, and payments outstanding as at the year-end: 31.12.2024 31.12.2023 Pension plans and health insurance (Note J) 77,711 86,774 Other liabilities (Note G) 18,609 17,628 Note Z – Post balance sheet events There have been no material events after the balance sheet date that would require adjustment of, or disclosure in, the consolidated financial statements as at 31 December 2024. 300

Independent auditorʹs report INDEPENDENT AUDITORʹS REPORT KPMG Audit S.à r.l. 39, Avenue John F. Kennedy L-1855 Luxembourg Tel.: +352 22 51 51 1 Fax: +352 22 51 71 E-mail: info@kpmg.lu Internet: www.kpmg.lu © 2025 KPMG Audit S.à r.l., a Luxembourg entity and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. R.C.S Luxembourg B 149133 To the Chairman of the Audit Committee of EUROPEAN INVESTMENT BANK 98-100, boulevard Konrad Adenauer L-2950 Luxembourg REPORT OF THE REVISEUR D’ENTREPRISES AGREE Report on the audit of the consolidated financial statements Opinion We have audited the consolidated financial statements of EUROPEAN INVESTMENT BANK and its subsidiary (the “Group”), which comprise the consolidated balance sheet as at 31 December 2024, and the consolidated income statement, consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and notes to the consolidated financial statements, including material accounting policy information and other explanatory information. In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2024, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as adopted by the European Union. Basis for opinion We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (“Law of 23 July 2016”) and with International Standards on Auditing (“ISAs”) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (“CSSF”) and the Institut des Réviseurs d’Entreprises (“IRE”). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF and the IRE are further described in the « Responsibilities of “réviseur d’entreprises agréé” for the audit of the consolidated financial statements » section of our report. We are also independent of the Group in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (“IESBA Code”) as adopted for Luxembourg by the IRE together with the ethical requirements that are relevant to our audit of the consolidated financial statements, and have fulfilled our other ethical responsibilities under those ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of the audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. 301

2024 FINANCIAL REPORT 1 Impairment of loans to customers and credit institutions Why the matter was considered to be one of most significance in our audit As at 31 December 2024, the Group reports loans accounted for at amortised cost of EUR 421 572 million (31 December 2023: EUR 410,295 million) representing 72% of total assets (31 December 2023: 72%) and recognised individually assessed impairments on loans amounting to EUR 568 million (31 December 2023: EUR 547 million). The impairment amount for loans consists out of three different components being: Management’s estimate of expected credit loss (“ECL”) for loans considered credit-impaired (Stage 3), amounting to EUR 353 million as at 31 December 2024 (31 December 2023: 241 million); The lifetime expected credit loss determined by model for loans where there has been a significant increase in credit risk since initial recognition (stage 2), amounting to EUR 137 million as at 31 December 2024 (31 December 2023: 232 million); and The 12-month expected credit loss determined by model for the remaining population (stage 1), amounting to EUR 78 million as at 31 December 2024 (31 December 2023: 74 million). These loans are not traded in an active market, therefore significant judgments and estimates are applied by Management in its assessment of their recoverable amount, irrespective of the stage allocation. Inappropriate judgments made in relation to the methodology and inputs used or the assumptions taken may have a material impact on the impairment amount recorded. These critical judgments include matters such as the definition of criteria to identify significant increase in credit risk or default, as well as estimation of input parameter for determining ECL, namely probability of default and loss given default which are derived from statistical models and should include forward-looking-information. For credit-impaired assets where impairment is based on management’s best estimate, the critical judgments include estimation of recoverable cash flow, the effect of guarantees received, as well as valuation of collaterals. The current environment of enhanced geopolitical uncertainty introduces increased volatility and unpredictability in key economic factors. This uncertainty increased the level of judgement involved in the determination and calculation of expected credit losses on loans accounted for at amortised cost. The key inputs and assumptions used by Management in its assessment of loan impairment are detailed in Note A.2 to the consolidated financial statements as well as the accounting policy for the impairment in Note A.4.4 and the detail of the impairment in Note D.2. The loans accounted for at amortised cost are disclosed in Note T to the consolidated financial statements as well as the accounting policy for the loans in Note A.4.9. How the matter was addressed in our audit Our procedures included the testing of key controls over the approval, recording, monitoring and restructuring of loans to customers and credit institutions, the loan grading process and the measurement of impairment amounts. We assessed the methodology to determine ECL based on the policies and procedures in place by comparing it against IFRS 9 requirements, as well as the key input data used and model application as at 31 December 2024. 302

Independent auditorʹs report We also assessed the appropriateness of modelling methodologies, giving specific consideration to the current economic uncertainty and whether management judgemental adjustments were needed. For the allocation of loans to the different stages in the impairment model as at 31 December 2024, we assessed whether it has been performed in line with criteria defined by reperforming the allocation for a sample of loans. For ECL determined based on the implemented statistical model (stage 1 and 2), we tested the calculations performed at year-end as well as the underlying data used in this on a sample basis. For a sample of loans in stage 3, where provisions are based on management’s best estimate, we evaluated the Group's individual assessment of each loan by specifically challenging the Group's assumptions used as well as underlying data, including the value of realisable collateral and the estimated recoverability. Based on a retrospective review, we further critically assessed whether the Group revised its estimates and assumptions for specific impairment established in prior years. The impact of the difficult market conditions, driven by geopolitical uncertainties, was followed-up both by assessing the provision of the evaluated exposure and by determining our sample of exposures where we drew a particular attention to the sectors most vulnerable to it. Such effect on the Bank’s lending portfolio was assessed as part of our audit procedures. We also tested a sample of individually significant exposures potentially impaired for which no specific impairment had been recorded as well as a sample of exposures which had not been identified by the Group as being potentially impaired. For both types, we assessed whether appropriate consideration had been given to the collectability of future cash flows and the valuation of the underlying collaterals. We assessed the disclosures in the consolidated financial statements in relation to impairment of loans with reference to the requirements of the prevailing accounting standards. 2 Hedge Accounting Why the matter was considered to be one of most significance in our audit As at 31 December 2024, the Group applied fair value hedge accounting to loans and advances as well as to loan substitutes and treasury debt securities with a reported hedge fair value of EUR 142,979 million (31 December 2023: EUR 138,484 million) representing 25% of total assets (31 December 2023: 24%) and to borrowings with a reported hedge fair value of EUR 311,659 million (31 December 2023: EUR 301,146 million) representing 64% of total liabilities (31 December 2023: 62%). The Group enters into derivative contracts in order to manage and hedge risks such as interest rate risk and FX risk through interest rate swaps or cross-currency swaps. Application of hedge accounting and ensuring hedge effectiveness are processes requiring reliance on several interconnected systems and subsequent potential manual updates, which makes the process susceptible to errors and therefore requires close monitoring from management. The key inputs and assumptions used by Management in its application of fair value hedge accounting and accounting policies are detailed in Note A.4.5 to the consolidated financial statements as well as detail of the hedging activities in Note Q.2. How the matter was addressed in our audit We tested key controls on the eligibility of the hedging instruments and hedged items for fair value hedge accounting as well as the underlying data used in this on a sample basis. 303

2024 FINANCIAL REPORT We determined whether the methodology applied to assess the economic relationship between hedged item and hedging instrument as well as non-dominance of credit risk on hedged item and hedging instrument is compliant with IFRS 9. We tested key controls over designation and compliance monitoring of the hedge accounting relationship with those requirements, both at inception and during its life as well as the underlying data used in this on a sample basis. We assessed the valuation methodology of the Group for the calculation of its hedged fair value and its cost of hedging based on the policies and procedures in place, by comparing to the applicable IFRS 9 requirements. We performed with the assistance of our valuation specialists independent valuations on a sample basis and compared these with the Group’s valuations, including separate identification of the cost of hedging determination. We assessed the appropriateness of the key input data used for determining hedge fair values as at 31 December 2024. We assessed the disclosures in the consolidated financial statements in relation to fair value hedge accounting with reference to the requirements of the prevailing accounting standards. 3 Valuation of complex financial instruments (derivative assets and liabilities) Why the matter was considered to be one of most significance in our audit As at 31 December 2024, the Group holds derivative assets (complex and non complex) of EUR 30,457 million (31 December 2023: EUR 28,657 million) and derivative liabilities (complex and non complex) of EUR 30,173 million (31 December 2023: EUR 34,337) representing respectively 5% of total assets and 6% of total liabilities (31 December 2023: respectively 5% and 7%). The valuation of such financial instruments, measured at fair value, is based on a combination of market data and valuation models which often require a considerable number of inputs. Most of these inputs are obtained from readily available data such as quoted market prices as well as observable inputs. However, the valuation of the derivatives might be derived from complex models that require a sound knowledge of complex financial instruments valuation techniques and a sophisticated valuation process which can therefore be subject to error especially for instruments that are not priced using a plain vanilla model. The key inputs and assumptions used by Management in its assessment of derivative financial instruments are detailed in Notes A.2 and A.4.6 to the consolidated financial statements, as well as the accounting policies in Note A.4.5, the detail of derivative financial instruments in Note Q.3 and the fair value of financial assets and liabilities in Note R. How the matter was addressed in our audit Our audit procedures to assess the fair value of derivatives included the testing of the design, implementation and operating effectiveness of key internal controls over the valuation, price verification and front office and back office reconciliations for derivative financial instruments. We engaged our valuation specialists to assist us in performing independent valuations on a sample basis and compared these with the Group’s valuations. Our specialist also assessed the appropriate application of Credit Value and Debit Value Adjustments (“CVA/DVA”) that form an integral part of fair values, inquiring of Management about any changes in the CVA/DVA methodology and assessing the appropriateness of the inputs applied. We also reviewed the appropriateness of the Group methodology used in order to classify its derivatives either as level 2 or level 3. 304

Independent auditorʹs report Finally, we assessed whether the disclosures in the consolidated financial statements, including fair value hierarchy information and sensitivity to key inputs for level 3 instruments, appropriately reflected the Group’s exposure to financial instrument valuation risk with reference to the requirements of the prevailing accounting standards. Other information The Management is responsible for the other information. The other information comprises the information stated in the sections called “Highlights, Overview, EIB Statutory Bodies and Audit and control”, which are mainly based on statutory EU Directives information, but does not include the consolidated financial statements and our report of the “réviseur d’entreprises agréé” thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information we are required to report this fact. We have nothing to report in this regard. Responsibilities of Management and Those Charged with Governance for the consolidated financial statements The Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as adopted by the European Union, and for such internal control as the Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the Management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process. Responsibilities of the réviseur d’entreprises agréé for the audit of the consolidated financial statements The objectives of our audit are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report of the “réviseur d’entreprises agréé” that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF and the IRE will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF and the IRE, we exercise professional judgment and maintain professional skepticism throughout the audit. 305

2024 FINANCIAL REPORT We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Management. Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report of the “réviseur d’entreprises agréé” to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report of the “réviseur d’entreprises agréé”. However, future events or conditions may cause the Group to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. 306

Independent auditorʹs report Report on other requirements In accordance with the Framework Agreement (“the Agreement”) dated 19 February 2009, renewed on 3 March 2017, as extended for the period 2022-2024 on 14 December 2020 and subsequently prolonged up to 31 December 2026 by the Addendum No. 2 to the Agreement on 23 November 2023, signed between European Investment Bank and KPMG Audit S.à r.l., we have been appointed to carry the audit services defined in the Agreement. The duration of our uninterrupted engagement, including previous renewals and reappointments, is 16 years. We confirm that the audit opinion is consistent with the communication to the Audit Committee or equivalent. We confirm that the prohibited non-audit services referred to in IESBA Code of Ethics were not provided and that we remained independent of the Group in conducting the audit. Luxembourg, 21 March 2025 KPMG Audit S.à r.l. Cabinet de révision agréé M. Weber Partner 307

2024 FINANCIAL REPORT STATEMENT BY THE AUDIT COMMITTEE 308